

Annual Report 2025

Prudential plc

HK Stock Code: 2378

Our mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions.

Find our whole reporting suite at prudentialplc.com

This report contains references to Prudential plc's website. These references are for readers' convenience only and information included on Prudential plc's website is not incorporated in, and does not form part of, this annual report.

The Directors' report of Prudential plc for the year ended 31 December 2025 is set out on pages 152 to 202 and 374 to 412 and includes the sections of the annual report referred to in these pages.

Delivering with purpose

Every generation faces different challenges, but the need for security and protection endures.

Prudential's strategy is shaped by the lives we support today and the generations we will serve in the future. Across Asia and Africa, we are strengthening the foundations of our business to meet rising demand for health, protection and long term savings in markets where our role matters most.

Our people bring this strategy to life. Teams across the Group apply local insight and expertise to build capabilities, partnerships and customer experiences that respond to real needs at every stage of life. By investing with a long-term view, we are creating a resilient platform that delivers relevance today and confidence for tomorrow.







Strategic Report





Key financial metrics

Delivering the next chapter of growth

Earnings

	2025 $m	2024 $m	Change on AER basis	Change on CER basis
Adjusted operating profit	**3,306**	3,129	6%	5%
Adjusted operating profit after tax	**2,772**	2,582	7%	7%
Basic earnings per share based on adjusted operating profit (cents)	**101.4¢**	89.7¢	13%	12%
IFRS profit after tax	**4,119**	2,415	71%	69%
Basic earnings per share based on IFRS profit after tax (cents)	**154.2¢**	84.1¢	83%	82%

Value

	2025 $m	2024 $m	Change on AER basis	Change on CER basis
APE sales	**6,661**	6,202	7%	6%
Present value new business premiums (PVNBP)	**31,925**	29,034	10%	9%
New business profit (TEV)	**2,782**	2,464	13%	12%
New business margin (% APE)	**42**	40	2ppts	2ppts
Life weighted premium income	**28,106**	25,542	10%	9%
TEV operating profit	**4,752**	4,095	16%	15%
Operating return on embedded value (%)	**15**	14	1ppts	n/a

	2025	2024	Change on AER basis	Change on CER basis
Group TEV equity ($m)	**37,803**	34,267	10%	8%
Group TEV equity per share (US$)	**14.83**	12.89	15%	13%
Group TEV per share ($)	**14.53**	12.62	15%	13%
Eastspring funds under management / advice ($bn)	**277.7**	258.0	8%	n/a

Capital

	2025	2024	Change on AER basis	Change on CER basis
Operating free surplus generated from in-force insurance and asset management business ($m)	**3,059**	2,666	15%	15%
Operating return on IFRS shareholders' equity (%)	**14**	14	–ppts	n/a
Dividend per share (cents)	**26.60**	23.13	15%	n/a

	2025 $m	2024 $m	Change on AER basis
IFRS shareholders' equity	**20,117**	17,492	15%
IFRS shareholders' equity per share (US$)	**7.90**	6.58	20%
Adjusted total comprehensive equity*	**42,068**	36,660	15%
Free surplus excluding distribution rights and other intangibles	**9,408**	8,604	9%
Free surplus ratio (%)	**221**	234	(13)ppts
Group leverage ratio (Moody's basis) (%)	**13**	13	—%
Shareholders GWS coverage ratio over GPCR (%)	**262**	280	(18)ppts
Total GWS coverage ratio over GPCR (%)	**197**	203	(6)ppts

* Includes IFRS shareholders' equity and contractual service margin net of tax and other adjustments. See "Definitions of Performance Metrics" for further information.



"2025 was a strong year of consistent delivery for Prudential, with double-digit growth in our key metrics[1] reflecting sustained momentum throughout the year."

— Anil Wadhwani, CEO

(1) Our key metrics are: new business profit, basic earnings per share based on adjusted operating profit and operating free surplus generated from in-force insurance and asset management business

A trusted partner for millions

Our life and health insurance and asset management solutions serve over 17 million customers across 20 markets in Asia and Africa. We are headquartered in Hong Kong and have dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU).

- Our markets
- Life insurance – offering a range of products including health and protection
- Asset management


Mainland China
Japan
India
Myanmar
Laos
Macau
Hong Kong
Taiwan
Thailand
Cambodia
Vietnam
Philippines
Malaysia
Singapore
Indonesia
Ghana
Nigeria
Uganda
Kenya
Zambia

Our markets	Life business market ranking[1]	APE sales	Top 10 asset manager[2]	Eastspring funds under management or advice[3]
Hong Kong and Macau	Top 5	$2,221m	✓	$7.7bn
Indonesia	Top 3	$258m	✓	$4.0bn
Mainland China	Top 5	$621m		$14.0bn
Malaysia	Top 3	$436m		$16.8bn
Singapore	Top 3	$938m	✓	$148.0bn
Other Markets:				
Africa	Top 5 in 3 markets	$148m		
Cambodia	Top 3	$14m		
India	Top 5	$259m	✓	$43.9bn
Japan				$6.8bn
Laos	Top 3	<$1m		
Myanmar	Top 5	$12m		
Philippines	Top 3	$151m		
Taiwan	Top 3	$1,184m		$11.2bn
Thailand	Top 5	$360m	✓	$14.1bn
Vietnam	Top 10	$57m	✓	$7.0bn

(1) As reported at full year 2025 unless otherwise specified. Sources include formal (eg competitors' results releases, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, retailed weighted received premium, full year premium or weighted first year premium) or gross written premium depending on availability of data. Hong Kong ranking based on APE sales. Rankings in the case of Mainland China, Taiwan and Myanmar are among foreign insurers, while for India they are among private companies. Markets based on nine months ended September 2025: Mainland China, Hong Kong, three months ended March 2025: PPMZ (Africa), full year 2024: Laos, Nigeria (Africa), Uganda (Africa), Zambia (Africa) and full year 2023: Ghana (Africa) and Kenya (Africa).
(2) As reported at full year 2025. Sources include local regulators, asset management association, investment data providers and research companies (eg Morningstar, Lipper). Rankings are based on total funds under management (including discretionary funds, where available) of onshore domiciled funds or public mutual funds of the respective markets.
(3) Full year 2025 Group's share of funds under management or advice based on the market where the funds are contractually managed. Excludes funds managed in Luxembourg and US.

Investment case

Delivering for our investors



"Our focus remains firmly on high-quality, sustainable growth, disciplined capital allocation and delivering long-term shareholder value."

— Anil Wadhwani, Chief Executive Officer

We carry the momentum of 2025 into 2026 and are confident in our double-digit growth trajectory across our key metrics[1], putting us firmly on track to achieve our 2027 financial objectives.

Our 2027 Financial Objectives

New business profit

Illustrative trajectory 2022-2027
2027 objective: 15-20%[3] CAGR


20%
15%
2022
2023
2024
2025
2027

Gross OFSG[2]

Illustrative trajectory 2022-2027
2027 objective: >$4.4bn[3] in 2027


> 4.4
2022
2023
2024
2025
2027

Dividend per share

Growth 2022-2025
Dividend growth of 15% in 2025


2022
2023
2024
2025

Guidance: we expect to grow the total ordinary dividend per share by >10% in both 2026 and 2027[5]

Scale franchise in Asia and Africa:

Well positioned to access growth opportunities in our markets

1.	2.	3.	4.
Leading positions across high growth markets in Asia and Africa	**Trusted household brand with nearly 180-year heritage**	**Balanced and scaled distribution channels**	**Integration of life insurance and asset management capabilities**
Top three positions in nine life markets	PRUDENTIAL	**Second largest** number of MDRT agents globally The **#1** independent life insurer in Asia bancassurance	Total **$277.7bn** funds under management by Eastspring

Driving Value creation through focus on execution:

Agency	Bancassurance	Health	Customer
Focus on activation and productivity	Deepening penetration and increasing mix of health and protection	Focus on quality health and protection business	Focus on driving acquisition and loyalty

Improving technology capabilities and operational effectiveness

Delivering high quality, consistent growth and driving shareholder returns:

Growth

Delivered **>10%** growth across our key metrics[1]

Capital

Implementing additional **$1.2bn** buyback in 2026. Expected **$1.3bn** capital return in 2027[4]. **>$7bn** Capital returns to shareholders in 2024–27[5]

Consistency

2026 guidance of double-digit growth across our key metrics[1]

Confidence

On track to deliver 2027 objectives

(1) Our key metrics are: new business profit, basic earnings per share based on adjusted operating profit and operating free surplus generated from in-force insurance and asset management business.
(2) Operating free surplus generated from in-force insurance and asset management business.
(3) The objectives assume exchange rates at December 2022 and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the same TEV and free surplus methodology will be applicable over the period and no material change to the economic assumptions will occur.
(4) Subject to Hong Kong Insurance Authority approval.
(5) Capital returns will be set taking into account the Group's financial condition and prospects, applicable capital and solvency requirements, investment opportunities, market conditions and the general economic environment.

Chair's statement


Delivering on our strategy

As this will be my last letter as Chair, I would like to provide an update on the progress we have made over the last year, before giving some wider reflections.

Asia's growth in 2025 normalised as inflation pressures abated in several markets, even as geopolitics and trade policy uncertainty continued to contribute to periods of financial market volatility. While these factors can affect growth, interest rates and confidence across Asia and Africa, we remained focused on what we can control, staying disciplined on execution, writing high-quality business and maintaining a strong balance sheet with a resilient solvency and liquidity position. The Group delivered double-digit growth in 2025 in each of new business profit, earnings per share based on adjusted operating profit and operating free surplus generated from in-force insurance and asset management business. We delivered on our 2025 guidance, reinforcing our confidence in the achievement of our 2027 financial objectives for growth in new business profits and operating free surplus generation.

In line with our dividend policy, the Board has approved a 2025 second interim cash dividend of 18.89 cents per share (2024: 16.29 cents per share). Combined with the first interim cash dividend of 7.71 cents per share (2024: 6.84 cents per share), the Group's total 2025 cash dividend is 26.60 cents per share (2024: 23.13 cents per share), an increase of 15 per cent.

In 2025, the Group improved both margin and cash generation, supported by our multi-market and multi-channel business model, even as performance varied across individual segments. Importantly, our strong balance sheet and improving operating capital generation meant we continued to invest in the capabilities that underpin long-term, sustainable growth and returns to shareholders.

Operationally, the business continued to execute with discipline against the pillars set out in our strategy, professionalising agency, deepening bancassurance partnerships and advancing our health proposition, and we recognise there is more to do, particularly in improving agency performance. We continue to strengthen the foundations of our technology and operations to better deliver for our customers. We are working to develop and embed near-term commercial applications of AI, exploring its longer-term transformation potential, and scaling responsibly within robust cybersecurity, data protection and ethical governance frameworks.

Given the needs and priorities of the markets and communities in which we operate, we continue to ensure our sustainability strategy is fully integrated within our overall strategy. In 2025, we continued to make disciplined, market-appropriate investments to support a just and inclusive energy transition in emerging economies in line with our market-leading 2024 Financing the Transition (FTT) framework[1]. Our targets and progress are detailed in our Sustainability Report (pages 101 - 102), including cumulative FTT commitments and integration of climate, adaptation and nature-related solutions within our investments and business.

Through the Prudence Foundation, we continued to champion financial inclusion and community resilience, as part of our $16.1 million in community investment spending in 2025. Our award-winning Cha-Ching financial literacy programme has now reached almost four million students across sixteen markets in Asia and Africa, delivered in thirteen languages, and is supported by over 123,500 trained educators. We are building on this with new initiatives focused on underserved communities, including Levela, our adult financial literacy platform, and our Climate & Health Resilience Fund, which supports projects across sixteen markets and has positively impacted over half a million lives. Full details can be found in our Sustainability Report.

During my tenure as Chair, we have evolved the Board to provide the blend of strategic, capital allocation, insurance, operational and geographic experience to reflect the Asia-focused operating company we are today. In 2025, Guido Fürer joined the Board, bringing extensive international experience of asset management and asset liability management for insurance. Amy Yip retired from the Board at the end of October 2025 and, on behalf of the Board and management, I would like to thank her for her contribution and support on the board throughout my time as Chair and as a member of the Audit Committee. Further details are set out in the Governance Report.

Delivering on our strategy

My last statement as Chair is an opportunity to reflect over a period longer than the past year. When I joined the Board in 2020, it was clear Prudential needed to accelerate its transformation from a global financial holding company into an operating company able to make the most of the long-term opportunities of Asia and Africa, delivering sustained, high–quality growth. The transformation has, and continues, to take place against an eventful backdrop, navigating a global pandemic and significant geopolitical and geoeconomic uncertainties, challenges and conflicts. Throughout, the Board and management have focused on building the operating platform and capabilities to deliver for shareholders and customers, to leverage our brand and to deliver consistently to convert growth into sustainable value.

In 2021, we completed the strategic repositioning of the Group with the demerger of our US business and by strengthening our balance sheet. We moved our leadership and decision-making to be based in our markets in Asia and started to transform the Board to reflect the experience and expertise needed for our business. With the arrival of Anil Wadhwani as CEO in early 2023, we refreshed our purpose and, critically, set out a five-year strategy to improve performance and capabilities which we are now more than halfway through, executing at pace across our core distribution, health and customer pillars.

We created a rigorous capital allocation framework, resolved legacy litigation and delivered a significant increase in cash returns to shareholders. We completed the move to IFRS17 and to a Traditional Embedded Value (TEV) basis for external reporting to improve transparency and comparability. We increased the amount invested in profitable new business and in building the Group's capabilities for the future and, at the same time, our Return on Embedded Value increased. Overall, our actions have repositioned the business to drive quality growth with a focus on cash generation that we believe will assist us to deliver attractive total shareholder returns.

During 2024–2025, we completed a $2 billion share buyback programme. In August 2025, we provided an update to our capital management programme setting out a total-return approach for 2026–27 that combines ordinary dividend growth with additional recurring returns of capital. In December 2025, we listed part of the Group's stake in ICICI Prudential Asset Management Company, and of the net proceeds of $1.4 billion, $700 million will be returned to shareholders in 2026, and the balance in 2027. This will take place alongside our guidance to grow ordinary dividends at over ten per cent across 2025–27.

I am pleased shareholder confidence as reflected in our share price began to improve during 2025, recognising the emergence of a more consistent quality of performance and benefiting also from a shift in market sentiment towards China and emerging markets.

Looking ahead

Looking to 2026 and 2027, our priorities are clear. Improving our agency performance remains a core strategic imperative, with our primary focus on quality recruitment, activation and productivity. In health, we will continue to apply pricing and claims cost discipline to ensure value for customers as well as sustainable growth. We will prioritise efficient growth, strengthening delivery across markets and channels and consistently converting growth into cash. In technology and AI, we will complete building our strong foundations and move to a more scaled, domain-led deployment embedded in our core customer and distribution pathways. We will remain disciplined on capital allocation, operating with resilient capital buffers and delivering our total-return framework.

We still have a way to go to complete our current strategy and our focus must remain on the consistency of delivery and improvements in our performance, business and capabilities. Nevertheless, we also need to start to look beyond 2027 to the next phase of Prudential's development and growth. The strength of the platform and capabilities we are working to create - rooted in our focus on Asia and Africa, our brand recognition, our balanced distribution, asset management business and the talent of our people - should provide exciting opportunities to find a unique path to further growth, enhanced shareholder returns and valued protection to larger parts of the population in our markets.

As we start to think of this future and this next strategy, it is the right time for a new Chair to help guide this process. I am therefore delighted to be handing over to Sir Douglas Flint at the AGM in May and am working closely with him to ensure a smooth transition. Douglas has extensive experience leading global financial institutions and deep experience across the geographic regions in which we operate and is therefore ideally positioned to lead the next stage of Prudential's development. I would like to thank Jeremy Anderson, our Senior Independent Director, for leading the Board in the Chair succession process.

It has been a privilege to serve as Chair during a period of significant transformation, and I have valued the constructive engagement with our shareholders, regulators and stakeholders throughout my tenure. I am grateful to my Board colleagues, to Anil and the leadership team and to all our colleagues for their commitment, hard work and support, and for embracing a performance-oriented, meritocratic and inclusive culture. It has been an honour to work alongside them.

We have kept true to our purpose while seeking to transform Prudential to realise its growth potential, creating long-term value for shareholders and delivering meaningful benefits to the customers and communities we serve. Completing our current strategy to 2027 will further enhance our strengthened platform and build on our trusted brand. With vision and ambition, I am confident Prudential will be well positioned to generate high-quality, compounding growth and create a truly unique proposition for our shareholders, customers and people. So I leave with optimism about the future, confident that Anil and his team, supported by Douglas and the rest of the Board will deliver on the Group's potential in the years ahead.

Thank you all for your continued support.

Shriti Vadera
Chair

(1) Available on our website: prudentialplc.com



Our mission is to be the most trusted partner and protector for this generation and generations to come by providing simple and accessible financial and health solutions.

"For Every Life" speaks to our ambition to meet the huge underserved needs of potentially four billion people across our markets in Asia and Africa. With the collective wisdom of our talented people, we will partner with customers to improve their health and financial understanding so that they can build the life they want.

"For Every Future" speaks to our ambition to add value to the wider community, for a more sustainable and inclusive future. We are here to protect this generation, just as we have previous generations, and those we are yet to meet.

Organisational model replicating successes at pace and scale

Multi-market growth engines

> *Read more about our markets on p. 14 to 17 and p. 47 to 55*

Greater China | ASEAN | India | Africa

Technology-powered distribution

Transforming health business model

Enhancing customer experiences

Group-wide enablers

- Open-architecture technology platform
- Engaged people & high-performance culture
- Wealth and investment capabilities

Value creation for all stakeholders

Read more about our stakeholders on p.89 to 97

Customers | Employees | Shareholders | Communities

Managing our risks

Thoughtful risk management through advocating the interests of our people, customers, regulators and shareholders

> *Read more about risk management from p.56*

Underpinned by the three pillars of our sustainability strategy

Simple and accessible health and financial protection • Responsible investment • Sustainable business

> *Read more on p.99 of our Sustainability Report*

Multi-market growth engines

We have extensive access to some of the world's fastest growing markets. Our strategic plan leverages this advantage to deliver growth across our target markets.

Socioeconomic trends

Low life insurance penetration

Penetration of GDP[1] (%)


9.2
2.7
2.3
2.9
UK
India
ASEAN
Greater China

Large health protection gap

Asia Health Protection Gap[2]

c. $300 billion

premium equivalent

High growth markets

Prudential's life markets forecast[3]


3.8x
2.1x
2.2x
1.4x
2015
2025
2030
Asia
World
Gross written premium rebased 2015 to 100

How Prudential is responding:

Focused on being a trusted partner to our customers.
Targeted investment in structural growth markets in Asia and Africa.
Operational execution across our strategic pillars.
Financial delivery for shareholders through our revised capital allocation framework.

(1) Swiss Re Institute; sigma No. 2/2025 - Insurance penetration (premiums as a percentage of GDP).
(2) Swiss Re Institute: Asia Life & Health consumer survey 2025. $300 billion protection gap covers Prudential markets only in premium equivalent terms. Combines mortality protection gap (dependent support shortfall after primary income earner death) and health protection gap, defined as uncovered out-of-pocket health care costs that cause financial strain to households.
(3) Source: Swiss Re sigma - Gross Written Premium growth 2015 to 2035. Asia excluding Australia, Japan, and Korea.

Greater China

Strong structural demand across Mainland China, Hong Kong, Macau and Taiwan



Hong Kong and Macau

Demand drivers

Demand from Mainland Chinese visitors continues to be a structural growth engine, while the domestic market is bolstered by the net migration of skilled professionals.

Our platform to execute

- Scaled, tech enabled agency model. Long standing exclusive bancassurance partnerships.

Mainland China

Demand drivers

Supportive regulatory environment, rising household wealth and a health protection gap exceeding $140bn[1].

Our platform to execute

- Expanding bancassurance presence and ongoing agency transformation.
- Nationwide coverage: 23 branches across 102 cities - which represent 80 per cent of GDP.

Taiwan

Demand drivers

Solid GDP growth and sustained long term savings demand across a c.24m population.

Our platform to execute

- Competitive participating savings propositions delivered through a multi-channel distribution platform.

(1) Source: Swiss Re Institute. Asia Life & Health consumer survey 2025. Health protection gap in premium equivalent terms.

ASEAN

Demand drivers

Access to a geographically diverse population exceeding 700 million[1], low insurance penetration, and presence across nine markets, anchored by Indonesia, Malaysia and Singapore.

Our platform to execute

- Region's leading multi-channel distribution franchise.
- Market leader in bancassurance – partnerships with established bank partners.
- Indonesia: Balanced growth across agency and bancassurance, with consistent leadership in the Syariah market.
- Malaysia: Multi-channel model underpins resilient performance during agency transformation, with leadership in the Takaful market.
- Singapore: High quality franchise, with a focus on strong adviser productivity and product innovation to drive increased penetration in the high-net-worth segment.

(1) Source: UN Department of Economic and Social Affairs World Population Prospects.

Building on our market-leading positions



Eastspring

Structural growth in Asia's investment management market, supported by rising wealth and increasing demand for long-term savings and investment solutions

Demand drivers

- New wealth creation of roughly $10 trillion annually[1].
- Ongoing global capital reallocation towards Asia – 38 per cent of expected global net new investment flows by 2027[2].

Our platform to execute

- Broad Asian footprint with around 400 investment professionals across 10 key markets.
- Partnership with Prudential's life businesses.
- Strong investment capability; local insight and regional scale.

(1) Source: BCG Global Wealth Report 2025.
(2) Source: Broadridge APAC Quarterly Trends Report Q2 2025.

Africa





Population expected to increase by ~50% by 2050[1], supporting long term growth

Africa



Demand drivers

- Five market footprint; access to over 400 million people and an aggregate GDP base of over $600 billion[1].
- Low insurance penetration.
- High out of pocket healthcare spending.



Our platform to execute

- Continued investment in agency capability.
- Expansion of bancassurance distribution (over 950 bank branches from more than 25 partnerships).
- Market leading positions in Uganda and Zambia.

(1) Source: United Nations Population Prospects and IMF World Economic Outlook. Africa markets include Ghana, Kenya, Nigeria, Uganda and Zambia.

India





Long term growth opportunity with under penetrated market of over 1.4 billion[1] people

India



Demand drivers

Life insurance penetration roughly 3 per cent[2].



Our platform to execute

- Long-standing partnership with ICICI bank across life insurance and asset management.
- Well diversified distribution mix supporting scale and resilience.
- Top five market position in life insurance.
- Progressing on regulatory approvals and operational readiness for the future launch of our standalone health insurance business.

(1) Source: UN Department of Economic and Social Affairs World Population Prospects.
(2) Source: Swiss Re Institute; sigma No. 2/2025 - Insurance penetration (premiums as a percentage of GDP)

Advice and protection matter most when life accelerates

Across our markets, trusted advice remains central to how customers make decisions. Our multi-channel model brings together professional agents and strong bancassurance partnerships, supported by local insight and deep customer understanding.

New business profit per active agent increased

15%

during 2025

27%

growth in bancassurance new business profit in 2025, with 13 markets delivering double-digit growth

2nd largest

Million Dollar Round Table agency force globally

5 percentage point growth in bancassurance new business margin in 2025



> *Visit: www.prudentialplc.com to see our purpose in action*



Health and protection are central to long-term wellbeing

We are strengthening our health and protection business to meet rising demand across Asia and Africa. Through product innovation, better provider management and disciplined pricing, we are improving outcomes for customers while supporting sustainable growth.

Over

540,000

new health customers[1] added in 2025

Health new business profit $m


+12%
CAGR
+3%
YoY
2022
2023
2024
2025

(1) All individuals covered by new health policies.

> *Visit: www.prudentialplc.com to see our purpose in action*





Helping our customers understand their future needs and how we can help

As customers' expectations evolve, we are modernising how people engage with financial and health solutions. By investing in technology and data, we are making our products simpler to access and easier to understand, supporting confidence at the start of life's journey.

Customer retention rate

88%

Customer rNPS


2022
3
2023
4
2024
5
2025
6
2027 objective
10



> *Visit: www.prudentialplc.com to see our purpose in action*



Delivering for all our stakeholders over the long-term

Our long-term approach is delivering predictable cash generation and resilient performance. By writing high quality business and managing our in force with care, we are creating confidence for customers, employees and communities today and dependable returns for shareholders over time.

2025 Free surplus ratio[1]

221%

(2024: 234%)

2025 GWS shareholder cover ratio

262%

(2024: 280%)

Total 2025 dividend per share

26.60¢

(2024: 23.13¢)

Total 2025 capital returns to shareholders:

$1.8 billion

(2024: $1.4 billion)

IFRS shareholders' equity

790¢ per share

(2024: 658¢ per share)

Group TEV equity

1,483¢ per share

(2024: 1,289¢ per share)

> *Visit: www.prudentialplc.com to see our purpose in action*

(1) Free surplus ratio at 31 December 2025 includes the net proceeds received from the IPO of IPAMC.





Delivering high quality, consistent growth and driving shareholder returns

In 2023, we launched our new strategy and with it we defined our purpose – For Every Life, For Every Future. The strategy sets out our priorities in transforming the business to one that would deliver high quality consistent growth and drive compelling shareholder returns.

We are now over halfway through this transformation journey and remain confident in meeting our two 2027 financial objectives[1] which are:

– Growing new business profit over the period 2022 to 2027 at a compound annual growth rate of 15–20 per cent; and
– Delivering in 2027 at least $4.4 billion of operating free surplus generation from in-force insurance and asset management business.

We are well positioned to deliver on our strategy and objectives. Prudential is a trusted household brand across Asia, with a nearly 180-year heritage. We operate a multi-market and multi-channel model entirely focused on the growing markets across Greater China, the countries within ASEAN, India and Africa. We are the only Asian regional company offering both life insurance and stand-alone asset management services. Our insurance businesses have top three positions in seven Asian and two African markets[2] and offer life and health insurance together with savings and investment products across balanced and scaled distribution channels. Eastspring, our Asia-based asset management business serves both in-house and third-party clients, has over US$277 billion in funds under management and is ranked in the top 10 in six of its markets.[3]

We delivered on our guidance for 2025 with each of new business profit, basic earnings per share based on adjusted operating profit and operating free surplus generated from in-force insurance and asset management business growing by more than 10 per cent in 2025. The 2025 dividend per share increased by 15 per cent compared with 2024. We continue to build our business by taking action across our strategic pillars:

– In **agency**, we continue to professionalise our agency force, through a focus on quality recruitment, improving agent productivity and operational efficiency through digital solutions;
– In **bancassurance,** where growth remains high, we have focused on quality, leading to improved product profitability. We continue to deepen our strategic relationships, for example with Standard Chartered Bank and CITIC, and selectively broadening our partnerships, with successful activation of our new strategic partnership with Bank Syariah Indonesia (BSI) in Indonesia;
– In **health** we are building the customer propositions to improve experience and ensuring the internal discipline to profitably capture the growing need for health and other protection cover in our markets; and
– In **customer** we are continuing the roll out of our digital tools to enhance customer servicing and engagement and focussing on creating differentiated propositions that cater to different life stages.

All of our strategic pillars are supported by our technology and operations function. We are modernising, simplifying and modularising our technology platform, so that it is scalable, more resilient and operationally efficient. We are also using data and AI to drive innovation and enhance growth and efficiency.

Alongside these operational deliveries we also completed a number of strategic portfolio management actions. The initial public offering (together with an earlier private placement, the IPO) of ICICI Prudential Asset Management Company (IPAMC) in India successfully completed in December. This generated proceeds (after tax and costs) of $1.4 billion from the disposal of a proportion of our interest. We also resolved the outstanding litigation in relation to our Malaysia conventional life business, and in January 2026 we increased our holding in this business to 70 per cent. In addition, we have completed the divestment of our three Francophone Africa businesses and Eastspring Korea.

We also completed the $2 billion share buyback programme that was announced in 2024 and refined our capital allocation framework with a desire to drive further shareholder returns. We now expect to return more than $7 billion to shareholders over the period 2024-2027. Further details are set out in the Capital management section below.

Outlook

The Group has a strong balance sheet and capital position. The current global uncertainties, challenges and conflicts could have implications for the wider economic and market environment in which we will operate. However, we continue to see significant growth opportunities in the markets in which we operate, with Asia life insurance premiums growing twice as fast as other regions[4] alongside low insurance penetration and a large health protection gap. Our performance in 2025 demonstrates we are well positioned to capture this opportunity, given our leading positions across these high growth markets, our balanced and scaled distribution channels, and our life insurance and asset management capabilities.

In 2026 we expect Prudential to continue to deliver double-digit growth across our three key metrics - new business profit, basic earnings per share based on adjusted operating profit and operating free surplus generated from in-force insurance and asset management business.

Looking ahead, our focus remains firmly on high-quality, sustainable growth, disciplined capital allocation and delivering long-term shareholder value. We carry the momentum of 2025 into 2026 and are firmly on track to achieve our 2027 financial objectives.

Key 2025 performance highlights[5]

All growth rates in the Strategic and Operating Review are reported on a constant exchange rate (CER) basis unless otherwise stated.

Prudential delivered new business profit growth of 12 per cent, delivering our guidance for growth of greater than 10 per cent. This growth in new business profit is supported by a 6 per cent increase in APE sales and margin expansion. Growth was broad based with 13 of 19 life insurance markets increasing new business profit in the year.

The trajectory of our operating free surplus generation from in-force insurance and asset management business continued from the inflection point noted in our 2025 half year report. Overall it grew by 15 per cent in 2025 to $3,059 million, reflecting the quality of new business written in recent years, together with our ongoing actions to improve cash generation and reduce operating variances.

The strength of our business is underpinned by the quality of our multi-channel agency and bancassurance distribution platform. We have the second largest number of Million Dollar Round Table (MDRT) qualifying agents globally, and we remain the number one independent insurer in Asia bancassurance[6] with over 180 bank partners across our markets, including 11 strategic partners.

Our agency channel delivered new business profit of $1,560 million, up 4 per cent from the prior year (excluding the three businesses we exited in Africa). Over the year we delivered an increase in agent productivity, measured by new business profit per active agent, which was up 15 per cent. The effect on new business profit was muted by a fall in average monthly active agents, especially in our emerging ASEAN markets. We remain focused on delivering our transformation of this channel. Our priorities for building a professionalised agency force are:

- quality recruitment supported by the roll-out of our PRUVenture programme to further markets;
- increasing productivity through driving upward mobility to MDRT qualification; and
- supporting the agency channel through new and enhanced digital tools.

These digital tools include rolling out our digital agency platform PRUForce, which empowers agents with lead management capabilities through PRULeads.

Bancassurance new business profit increased 27 per cent to $1,033 million in 2025, with double-digit new business profit growth in 13 of our markets. This growth was underpinned by an increase in margin of 5 percentage points, supported by new product introductions, repricing actions and favourable mix effects. APE sales growth in bancassurance was led by our strategic partnerships with Standard Chartered Bank (SCB) and CITIC bank, while our new partnership with BSI has delivered over 7,500 new customers and is making a growing contribution to Indonesia's bancassurance business.

Hong Kong new business profit grew by 12 per cent, driven by sales growth and margin enhancement across both domestic customers and Mainland China visitors and both the agency and bancassurance channels. We are confident in the continuation of the underlying drivers of demand from both the domestic and Mainland China visitors segments and for sustained quality growth for the Hong Kong segment.

Indonesia delivered new business profit growth of 11 per cent, driven by improvements in margin, supported by a shift towards higher margin products.

Our Mainland China joint venture grew new business profit by 27 per cent, driven by strong APE sales growth in the second half of the year. It has continued its transformation journey with a double-digit increase in new agency recruits and a deepening relationship with our strategic partner, CITIC, where we accelerated sales momentum by focusing on their top 50 outlets, driving stronger execution and productivity. The business remains focused on delivering sustainable high-quality growth, supported by disciplined risk management.

New business profit in Malaysia increased by 5 per cent, with a decline in the first half of the year reversing in the second half as the agency channel recovered strongly from market-wide disruption. Our bancassurance channel continued to show strong growth with new business profit up 21 per cent for the year.

Singapore saw APE sales growing strongly in the second half of 2025, following the fall in volumes seen in the first half of the year. We have seen a shift in demand towards savings and wealth products. Overall new business profit increased 2 per cent in 2025. Our Singapore business operates multi-channel distribution through agency, financial advisers and bancassurance, with strategic partnerships with UOB and Standard Chartered providing broad access to target customer segments. The business now has a comprehensive suite of products to serve the high-net-worth segment and is focused on building momentum for the future.

Our growth markets and other segment collectively delivered growth of 12 per cent in new business profit driven by Taiwan and Thailand, partially offset by continuing headwinds in Vietnam.

Eastspring's funds under management and advice, which includes contributions from its wholly-owned, joint venture and associate businesses increased by 8 per cent (on an actual exchange rate basis) from $258.0 billion at 31 December 2024 to $277.7 billion at 31 December 2025. The growth reflected large positive inflows from external retail clients and our life businesses as well as positive market movements. These increases were partly offset by reductions from the partial disposal of our investment in IPAMC, following its IPO, and the sale of Eastspring Investments Korea.

Earnings per share based on adjusted operating profit was 101.4 cents, representing an increase of 12 per cent, in part reflecting a 5 per cent reduction in the average number of shares in issue over the year. Adjusted operating profit before tax increased 5 per cent to $3,306 million compared with 2024. IFRS profit after tax for 2025 was $4,119 million (2024: $2,439 million on a constant exchange rate basis, $2,415 million on an actual exchange rate basis), reflecting the growth in adjusted operating profit and the gain on partial divestment of our shares in IPAMC, together with improved short-term market fluctuations in 2025 as compared with the prior year.

Capital management

The Group's regulatory capital position remains strong, with an estimated shareholder surplus above the Group's Prescribed Capital Requirement (GPCR) of $17.1 billion at 31 December 2025 (31 December 2024: $15.9 billion on an actual exchange rate basis) and a cover ratio of 262 per cent (31 December 2024: 280 per cent). Our free surplus ratio at 31 December 2025 was 221 per cent[9] (31 December 2024: 234 per cent).

A total dividend of 26.60 cents per share was approved for 2025, up 15 per cent, with a 2025 second interim dividend of 18.89 cents per share.

In August 2025, the Group provided a capital management update. In this update we explained that, given the Group's capital strength and the inflection point reached in our operating free surplus generation, we have shifted our capital allocation framework towards a total return orientation. Our dividend policy, which remains unchanged, is to grow dividends broadly in line with the Group's net operating free surplus generation after allowing for new business investment, central costs and investment in capabilities. In addition to the ordinary dividend, the Board will now consider making additional recurring returns of capital out of the annual flow of capital generation. Capital returns will be set taking into account the Group's financial condition and prospects, applicable capital and solvency requirements, investment opportunities, market conditions and the general economic environment.

In the near term, this results in the following expectations:

- An increase of more than 10 per cent in the total ordinary dividend per share for each of 2026 and 2027; and
- Additional returns of capital to shareholders: $500 million of share buybacks in 2026 and $600 million in 2027[10].

In addition, we will make additional returns of $700 million in 2026 and plan $700 million in 2027[10] from the net proceeds from the recently completed IPO of IPAMC.

Overall we expect that more than $7 billion will have been returned to shareholders over the period 2024–2027.

Further details on the Group's revised capital allocation framework and dividend policy are included in the Financial review.

Progress within our three strategic pillars

Technology-powered distribution

Prudential's diversified distribution platform is focused on growth and innovation. It is centred around agency and bancassurance; in agency we are focused on improving productivity and quality recruitment; in bancassurance we are supported by partnerships with quality banks in Asia and Africa.

– **Agency**

	2025 $m	2024 $m	AER change %	CER change %	CER change excluding disposed entities[8] %
Agency new business profit	**1,560**	1,507	4 %	3 %	4 %

Our agency channel remains central to the Group's growth strategy and is a significant competitive advantage, representing over half of Group new business profit in 2025. We continue to make progress with our ambition to more than double new business profit per active agent and deliver a two-and-a-half to three times increase in agency new business profit from 2022 levels by 2027. Strengthened agent quality and enhanced productivity were features of the channel's transformation in 2025. Over the period 2022 to 2025, the compound average growth rate of new business profit generated by the agency channel is 19 per cent in total.

We remain focused on the key drivers of growth: driving upward mobility of agents to the Million Dollar Round Table (MDRT) level, recruiting high quality agents and using technology, including AI, to support increased productivity and agent activation. To support this, we are carrying out a substantial investment programme which made good progress in 2025. This included enhancing our recruitment proposition and selection processes, with an increasing focus on quality. During 2025 we increased the contribution to APE sales from our MDRT qualifiers, supported by AI-enabled bespoke digital learning & development programmes, and solidified our position as the second-largest MDRT agency force globally.

Agency new business profit grew 3 per cent year-on-year to $1,560 million (an increase of 4 per cent excluding the three businesses we exited in Africa), supported by higher sales volumes, with APE sales up 1 per cent to $2,778 million and continued margin improvement. This performance reflects an uplift in agent productivity and quality across multiple markets.

Growth in agency new business profit was driven by our developed markets of Hong Kong and Singapore, supported by our emphasis on quality recruitment, targeted upskilling programmes and expansion of our health and protection proposition. Hong Kong continued the successful execution of quality recruitment initiatives such as PRUVenture, coupled with continued upskilling and a focus on upward mobility. 2025 also saw the launch of a first-in-market whole life limited pay hospital cash protection plan in Hong Kong. In Singapore agency momentum built in the second half of the year, reflecting improvement in agent productivity.

In our emerging ASEAN markets, our focus is on quality agent recruitment and while overall active agent numbers declined in the year, new business profit per active agent rose. Following the success of PRUVenture in Hong Kong, we are expanding this recruitment initiative to these markets. In 2025 we launched PRUVenture in Malaysia and saw promising growth in active agents in the second half of 2025 compared with the first half. This helped deliver double-digit growth in agency new business profit in the second half compared with the same period in the prior year.

Market innovation continued with the launch of a generative AI-led performance management platform (PruAction) in Singapore, providing real-time insights to support agent productivity improvements and goal achievement. Rollout to additional markets is planned for 2026.

Driving agent productivity

We delivered a 15 per cent increase in monthly new business profit per active agent in 2025, with productivity gains in the second half of the year double those in the first. These improvements were led by strong upward mobility in the affluent plus segment and high-value MDRT cohorts across Singapore, Malaysia, Indonesia and Africa.

Our long-term global partnership with MDRT.org continued to support uplift in agent capabilities through bespoke learning and development. Our MDRT agents grew their APE sales by 4 per cent in the year and contributed 59 per cent of agency new business profit in 2025.

While productivity improved, overall monthly average active agents numbered 57,000, lower year-on-year, with declines in emerging ASEAN markets, particularly the Philippines and Vietnam. This, in part, reflects management actions to accelerate quality-driven transformation in these historically mass-recruitment markets. In contrast, Hong Kong, Singapore and Malaysia recorded strong momentum in the second half of the year with monthly average active agent numbers higher than in the first half, supported by quality recruitment and enhanced upskilling initiatives.

Quality Recruitment

Our focus is on attracting and enabling agents who can deliver sustained performance and, in particular, drive increased health and protection as a proportion of our sales mix.

Our PRUVenture quality-focused recruitment programme continued to scale across markets, driving higher activation and sustained productivity, led by Malaysia where PRUVenture recruits in 2025 delivered six times higher APE sales per agent compared with non-PRUVenture recruits. Following strong results in Hong Kong and Malaysia we will continue to roll out best practices to other ASEAN emerging markets.

These outcomes demonstrate the success of our strategy toward building high-quality, professional agency teams with strong long-term potential.

Upskilling our agency force

In 2025 we moved into the next phase of our company-wide transformation programme to build a full-time, professional and advisory-led agency channel. Key initiatives included:

- Enhancing recruitment propositions, selection processes and leader capability development;
- Scaling learning and development curricula, including AI-enabled and digital learning;
- Deploying real-time performance insights through GenAI tools such as PruAction; and
- Strengthening our propositions for relevant segments of customers across Hong Kong, Singapore, Malaysia and Indonesia to improve client service and deepen long-term relationships.

These investments are creating a future-fit, tech-enabled agency force equipped to meet evolving customer needs.

Bancassurance

	2025 $m	2024 $m	AER change %	CER change %
Bancassurance new business profit	**1,033**	793	30 %	27 %

Prudential's bancassurance business continues to strengthen as a core component of our technology-enabled distribution strategy. By combining deep partnerships with leading banks and increasingly sophisticated digital capabilities, we are improving the reach, quality and consistency of customer engagement across our Asian and African markets. Our long-term focus remains on scaling high-quality growth, broadening customer access and enhancing partner productivity in a disciplined and sustainable way.

In 2025, our bancassurance channel delivered another year of strong progress towards our 2027 ambition to increase new business profit to one-and-a-half to two times the 2022 level. Full year bancassurance new business profit reached $1,033 million, representing a 27 per cent increase compared with the prior year. This performance reflects sustained execution across markets, with 13 markets delivering double-digit growth, and the continued effectiveness of our product and distribution strategies.

This growth was underpinned by disciplined volume expansion, with APE sales increasing 11 per cent to $2,873 million, and margin enhancement supported by new product introductions, repricing actions and favourable mix effects.

Deepening regional and local partnerships

Our bancassurance success continues to be driven by longstanding regional partnerships—for example with Standard Chartered Bank (SCB) and CITIC—and complemented by strong contributions from local partner networks. Through co-developed distribution models and targeted capability building, we generated over 200,000 new-to-bancassurance customers from strategic partners in 2025.

We continue to broaden our reach with new partners such as BSI in Indonesia and CIMB in Singapore. The activation of our strategic partnership with BSI in Indonesia has expanded our access to the high-potential Syariah segment. A broad suite of protection and savings products has been introduced, enabling BSI to contribute meaningfully to Indonesia's bancassurance business with over 7,500 new customers since inception.

Beyond exclusive partnerships, non-exclusive relationships delivered 7 per cent APE sales growth, reinforcing the resilience and diversity of our bancassurance distribution platform.

Expanding Solutions for all customer segments

We continue to enhance our product suite, ensuring that customers benefit from solutions that reflect their evolving financial, health and protection needs. Key developments during the year include:

- Launch of a first-in-market whole life limited pay hospital cash protection plan in Hong Kong;
- Introduction of a combined critical illness and savings solution for SCB Malaysia customers;
- A new high-end medical plan for bank partners in Taiwan;
- Wealth and legacy planning solutions for high-net-worth customers, including a new legacy protection plan in Hong Kong and Whole Life Legacy offerings in Malaysia, Taiwan, Indonesia and Thailand; and
- Mass-market propositions through the BSI partnership, including PruSafar, designed for customers undertaking the Hajj.

These developments further strengthen the breadth and relevance of our customer propositions.

Partner Capability and Digital Enablement

Digital and analytics-driven enhancements remain central to improving customer journeys and advisor productivity. We continue to embed data-led tools that support more personalised engagement and improve sales effectiveness across partner networks.

Supporting bank partner capability remains a priority. In 2025, in partnership with SCB, we delivered holistic training to over 150 SCB employees across key roles in the bancassurance partnership. In 2026, we will extend this effort, scaling reach to sales leaders and integrating AI-enabled coaching to further enhance partner effectiveness.

Transforming the health business model

We continue to make strong progress in transforming our health business, an important component of our wider health and protection offerings. Our dedicated health operating model has now been in place for two years, and we are building momentum across product innovation, advanced claims and provider management and empowering more sales teams to become champions of health.

In 2025, our health and protection business contributed 36 per cent of total new business profit. Of this, health new business represented one quarter at $265 million, an increase of 3 per cent from the prior year. New business profit from the health business has increased at an average rate of 12 per cent from 2022 to 2025, reflecting our disciplined product repricing, improved new business margin and a continued focus on portfolio sustainability.

We took decisive actions to keep healthcare affordable for customers. Against a backdrop of double-digit medical inflation across many of our markets, we contained our medical cost growth to single digit by renegotiating provider contracts, strengthening claims management, increasing our focus on Group fraud, waste and abuse management, which lead to savings of over $100 million in 2025, and embedding more sustainable product design.

Following our announcement to establish a standalone health insurance business in India, we are progressing on regulatory approvals and operational readiness, positioning us for a launch in the near future.

This year, we refreshed our health value proposition, anchored by a long-term vision: *To give peace of mind to every patient in Asia and Africa*, and a customer promise: *Help when you need it most*. A Prudential health policy provides customers with peace of mind, ensuring that when care is needed, they are protected. Throughout the journey, we help customers understand what is happening, and what to expect next.

We introduced the Peace of Mind Plan as a clearer articulation of our health strategy, focused on five actions: tailored propositions; operational excellence; end worry and hassle; guide patients at every step; and make sales teams champions of health.

Tailored propositions

We continue to develop innovative, segment-specific, integrated propositions that address diverse customers' needs across our markets. In Hong Kong, we launched Encash, combining health, protection and savings to meet evolving customer needs for financial security and peace of mind. This innovation reflects our strategy to

differentiate through customer-centric design and long-term value creation.

In 2025, we provided cover to over 540,000 new health insurance customers[11] across Asia, reflecting strong demand for our differentiated health proposition and the effectiveness of our segmented product strategy.

Operational excellence

We continue to strengthen our claims, underwriting and fraud, waste and abuse management, to better manage medical costs and keep healthcare affordable. In 2025, we deployed a GenAI solution in close partnership with Google to support medical claim adjudication in Malaysia. We also introduced Data Insights from Claims Experience ('DICE') in Indonesia and Malaysia, alongside our Group fraud, waste and abuse framework with market-specific operating models.

We also continue to enhance our health underwriting capabilities through data-driven, inclusive guidelines and AI-powered solutions designed to increase underwriting automation and efficiency. In Hong Kong, we launched MedScreen+, an innovative AI underwriting tool to provide a faster, simpler and more transparent underwriting process for underwriters, while supporting our financial consultants with instant and indicative underwriting results for customers.

End worry and hassle

We continue to enhance our health customer journey by expanding self-service capabilities in PRUServices. In 2025, we launched core health functionalities that allowed customers to track the status of their claims and submit claims efficiently in Singapore, Malaysia and Indonesia, enhancing the overall claims experience and reducing the servicing burden on our agents.

Guide patients at every step

We continue to build Guided Care - our signature experience designed to support our customers end-to-end, from symptom triage and appointment booking to post-care follow-up, supported by our PRUHealth team nurses. In 2025, we launched pilots in Hong Kong and Indonesia to facilitate breast cancer screening appointments and validated that patients value additional support when they need it most.

We also accelerated the development of a tiered regional provider network to enhance control over medical claims costs and improve health outcomes, delivering the annualised claims savings as previously outlined.

Make sales teams champions of health

We are empowering our sales teams to sell health products more effectively through targeted training and enhanced performance management. Technology also played a role: in Singapore, we introduced a Health AI chatbot to help agents access information more quickly, alongside recognition programmes that incentivise health sales. Together, these actions supported over 48,000 active health agents across our health priority markets in selling health policies during the year.

Enhancing customer experiences

At Prudential, we are relentlessly focused on serving customers well. We believe that satisfied, loyal customers help us drive higher customer lifetime value. We have been making good progress to achieve our vision of enhancing customer experience.

We remain firmly committed to delivering best-in-class experiences that earn the long-term trust of our customers. Our ambition is to achieve top-quartile performance in the relationship net promoter score (rNPS), a measure of how likely customers are to recommend Prudential, and to reach customer retention rates of 90–95 per cent by 2027. As at full year 2025, six of our business units[7] were performing in the top quartile based on rNPS, reflecting continued year-on-year improvement in advocacy and satisfaction. Eight out of ten business units improved their rNPS in 2025 compared with 2024. Customer retention increased by 1 percentage point to 88 percent, illustrating further progress toward our 2027 target.

These outcomes demonstrate the strength of our customer-centric approach and the impact of our strategic focus on delivering consistently positive experiences.

Compelling and differentiated propositions for every stage of life

We continue to design and deliver customer-led propositions tailored to the evolving needs of individuals and families across our markets. Our product suite remains comprehensive and aligned to diverse life stages, addressing health, protection and wealth needs across income segments. Highlights in 2025 include:

- Health and Protection:
  - In Malaysia, PRUWith You Plus offers a flexible plan with an increasing sum assured, enabling customers to adapt their coverage over time. It also strengthens family protection by providing additional children's coverage at no extra cost, without required underwriting.
  - In Hong Kong, we introduced Prime Vantage Prestige Protector, a single-premium life protection product launched in December 2025. It enhances legacy planning flexibility, provides updated guaranteed death benefits, and extends coverage to the juvenile segment, with streamlined onboarding for high-net-worth clients.
  - In Taiwan, we expanded our participating product suite by integrating health and protection benefits, offering solutions tailored to needs such as critical illness, severe cancer, and all-cancer protection.
- Savings and Investment – We continue to strengthen our wealth offerings in key markets:
  - In Hong Kong, the Entrust Multi-Currency Plan launched in February meets increasing demand for currency flexibility, supporting advanced legacy planning and multi-currency wealth solutions.
  - In Singapore, we expanded our high-net-worth proposition with a multi-pay Indexed Universal Plan, building on the success of the earlier single-premium version. This offering enables high-net-worth clients to grow, protect and transfer wealth across generations.

Delivering a seamless, technology-enabled customer journey

Delivering consistently excellent customer experiences requires integrated digital capabilities embedded across the customer lifecycle. In 2025, we accelerated this transformation through upgrades to our digital servicing platforms and continued investment in data and automation.

A key milestone this year was the enhancement of PRUServices, our digital self-service platform, which now incorporates real-time feedback to further elevate customer journeys. PRUServices is live in nine business units[7] as of March 2026. Increased adoption of the platform demonstrates meaningful channel shift towards digital self-service. The proportion of new business-processing through auto-underwriting was 70 per cent in December 2025.

We are also leveraging artificial intelligence across several customer touchpoints. AI-enabled claims adjudication is improving speed, accuracy and efficiency in claims processing, enhancing overall satisfaction while supporting operational scalability.

Building advocacy for lifetime value

We continue to strengthen how we engage customers through personalised, timely, and data-led interactions. Our Customer Engagement Platform (CEP)—a key enabler of long-term advocacy—is now active across ten business units[7]. CEP enables us to tailor communications by using AI to trigger engagement based on real-time events, using timing and content that is likely to be the most valued by the customer.

In 2025, over $300 million of APE sales were generated from customers who interacted with Prudential via the platform, demonstrating the material commercial impact of enhanced engagement. We will continue to expand the depth and intelligence of CEP through AI-powered personalisation and data-driven insights to further improve lead quality and nurture long-term customer relationships.

Notes

(1) The objectives assume exchange rates at December 2022 and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the same TEV and free surplus methodology will be applicable over the period and no material change to the economic assumptions will occur.
(2) As reported at full year 2025 unless otherwise specified. Sources include formal (eg competitors' results releases, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, retailed weighted received premium, full year premium or weighted first year premium) or gross written premium depending on availability of data. Hong Kong ranking based on APE sales. Rankings in the case of Mainland China, Taiwan and Myanmar are among foreign insurers, while for India they are among private companies. Markets based on nine months ended September 2025: Mainland China, Hong Kong, three months ended March 2025: PPMZ (Africa), full year 2024: Laos, Nigeria (Africa), Uganda (Africa), Zambia (Africa) and full year 2023: Ghana (Africa) and Kenya (Africa).
(3) As reported at full year 2025. Sources include local regulators, asset management association, investment data providers and research companies (eg Morningstar, Lipper). Rankings are based on total funds under management (including discretionary funds, where available) of onshore domiciled funds or public mutual funds of the respective markets.
(4) Source: Swiss Re Institute - gross written premium growth 2015 to 2035 in Asia excluding Australia, Japan, and Korea.
(5) As in previous years, we discuss our performance in this report on a constant currency basis, unless stated otherwise. We discuss our financial position on an actual exchange rates basis, unless otherwise noted. See note A1 to the IFRS financial statements for more detail on our exchange rate presentation. The definitions of the key metrics we use to discuss our performance are set out in the "Definitions of performance metrics" section later in this document.
(6) Based on full year 2024 data from local regulators, industry associations and Prudential internal data. Estimates are based on market intelligence, if data is not publicly available.
(7) Business units equate to legal entities in this instance.
(8) Growth rate excluding disposed of Beneficial Africa businesses (Cameroon, Togo, Cote de Ivorie) from 2025 and 2024 comparatives.
(9) Free surplus ratio at 31 December 2025 includes the net proceeds received from the IPO of IPAMC
(10) Subject to Hong Kong Insurance Authority approval.
(11) All individuals covered by new health policies.

We are Prudential.

For every life, we are partners. For every future, we are protectors.

Key resources, relationships and differentiators

Customers and Brand

Prudential focuses on delivering high-quality customer experiences that build long-term trust and value. We are a trusted household brand with a nearly 180–year legacy.

We are investing in digital capabilities to strengthen service efficiency and personalise engagement.

Markets

Few businesses have the breadth of our access to the world's fastest-growing insurance markets across Asia and Africa, which have low insurance penetration and a large health protection gap. We hold top-three positions in seven out of the 14 Asian life markets and two out of the five African life markets in which we have a presence[1].

Eastspring, our in-house asset manager, spans 10 markets, manages $277.7 billion of assets and occupies top-10 positions in 6 of its markets[2].

Products

The Group offers customer-led health, protection, savings and investment solutions tailored to changing needs across life stages, including high-net-worth and multi-currency propositions.

We seek to develop new and enhanced propositions in each of our markets to ensure we continue to meet the evolving needs of our customers.

Distribution

Prudential has a multi-channel distribution platform of scale. We have one of the largest agency forces in Asia, and we are the number one independent insurer in Asia bancassurance.

We have scale in both agency and bancassurance channels with around 57,000 average monthly active agents across 2025 and more than 180 bank partners, 11 of which are strategic.

> *See more on our strategic pillars of technology powered distribution, transforming the health business model and enhancing customer experiences on pages 28 to 31*

(1) See note (2) to the strategic and operating review for basis.
(2) See note (3) to the strategic and operating review for basis.

How we create value

We exist to help people achieve financial security and peace of mind by providing life insurance, health protection, and asset management solutions across Asia and Africa. Our goal is to deliver sustainable long-term value for customers, shareholders, and communities.


Writing new business
Managing the monies and policies of our existing customers
Allocating capital

Underpinned by our commitment to sustainability

> p.98

Focusing on our rigorous risk management

> p.56

Writing new business

We sell products designed to meet the needs of customers and support our agents in the sales process. We aim to write new business that provides attractive returns to our shareholders.

- **Key metric:** New business profit

Managing the monies and policies of our existing customers

By putting the customer at the heart of what we do, we seek to retain them alongside managing the investments that back their policies and the costs of running our business.

- **Key metric:** Embedded value and funds under management

Allocating capital

We reinvest the cash flow generated by existing policies into new business and extending our customer, digitally-enabled distribution and health capabilities, compounding the growth of the business. These cash flows are also used to meet our central costs and pay recurring returns to shareholders.

- **Key metric:** Operating free surplus generation from in-force insurance and asset management business

Value we create for stakeholders

Customers

We aim to deliver superior customer experiences. Our mission is 'to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions'. How we are delivering for our customers will be assessed against our ambition to achieve top quartile relationship NPS by 2027 and our customer retention rate.

6 business units with top quartile rNPS in 2025

Retention rate of **88%** in 2025

Employees

We provide an inclusive working environment where we develop talent, reward performance, protect our people and value our differences. We measure success for our employees through engagement scores from annual surveys.

Our ambition is **top quartile** employee engagement when compared to our peers.

Shareholders

We can accelerate value creation for our shareholders and other stakeholders by exercising operational and financial discipline as we execute our strategy. Our ambition is to grow new business profit at a CAGR of 15 to 20 per cent between 2022 and 2027 and to deliver at least $4.4 billion of operating free surplus generation from in-force insurance and asset management business in 2027.

$2.8bn 2025 new business profit (2024: $2.5bn)

$3.1bn 2025 OFSG from in-force insurance and asset management business (2024: $2.7bn)

$1.8bn capital returns to shareholders in 2025 (2024: $1.4bn)

Communities

Our purpose reflects our commitment to the wider communities in which we operate, through meeting the underserved needs of our markets and supporting a more sustainable future. Our commitment to sustainability is underpinned by our ambition to achieve net zero by 2050 and a 55% reduction in weighted average carbon intensity (WACI) by 2030 against our 2019 baseline.

53% 2025 reduction in WACI from 2019 baseline

Delivering quality growth, maintaining a strong balance sheet and enhancing capital returns

Our financial performance in 2025 demonstrated the strength of our business model and our balance sheet as we both delivered high quality growth and enhanced capital returns to our shareholders.

In line with our guidance, we delivered double-digit growth across all of our key financial performance metrics[1]. This performance reinforces our confidence both in delivering double-digit growth in 2026 and in achieving our 2027 new business profit and gross operating free surplus generation objectives[2].

As we progressed along the path we set for ourselves to deliver our 2027 objectives, we reached an inflection point in our organic capital generation. This, alongside the Group's capital strength, underpinned the update of our capital allocation framework in August 2025, where we shifted towards a total return orientation.

In addition, we also completed a number of important actions demonstrating our disciplined approach to capital allocation. These included the initial public offering (together with an earlier private placement, the IPO) of IPAMC in India, where we disposed of a portion of our interest, reducing our holding from 49 per cent to 35 per cent, resulting in proceeds after deducting costs and tax of $1.4 billion. Other actions completed include the $2 billion share buyback launched in 2024, and the sales of Eastspring Korea and our three Francophone Africa businesses. We also issued our inaugural Singapore dollar-denominated bond on attractive terms. Following the conclusion of the litigation regarding the ownership of our Malaysia conventional life business in 2025, we increased our holding in this business to 70 per cent at an attractive price in January 2026.

2025 saw generally lower government bond yields, both in the US and across many of our Asia markets. The US 10-year yield reduced to 4.3 per cent from 4.7 per cent at the end of 2024, with larger reductions notable in Singapore and Indonesia.

Equity market performance was relatively volatile, but with many indices recording double-digit growth over the year. The S&P 500 Index increased by 16 per cent, the MSCI Asia ex Japan Index increased by 27 per cent and the Hang Seng Index increased by 28 per cent.

The period was also characterised by considerable foreign exchange volatility, with the US dollar weakening compared with most global currencies.

As in previous periods, we comment on our performance below in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement. We discuss our financial position on an actual exchange rate basis, unless otherwise noted. All metrics used by management to assess performance (along with IFRS profit after tax) are before deducting the amount attributable to non-controlling interests, unless otherwise stated in the definition. Balance sheet metrics are presented net of non-controlling interests. As previously indicated, from the start of 2025, the Group adopted the 'Traditional Embedded Value' framework for embedded value reporting, and all related disclosures are presented on this basis. The definitions of the key metrics we use to discuss our performance in this report are set out in the 'Definitions of performance metrics' section later in this document.

We continued to build our record of high-quality, double-digit growth, with new business profit up 12 per cent. This reflects the benefit of our diversified platform across Asia and Africa, and across distribution channels, driving consistent double-digit growth in every quarter of the year. We continue to prioritise profitable new business with attractive capital generation profiles and, accordingly, new business margins increased by two percentage points. Over one third of our new business profit is from health and protection products, and a further half from participating and linked savings products, limiting our market risk exposure.

Operating free surplus generated from in-force insurance and asset management grew by 15 per cent, marking an inflection point in the trajectory of one of our key financial performance metrics, consistent with the path we set out to deliver our 2027 objective as we grow our business and take strategic actions to improve our in-force performance.

These actions, particularly in health claims management and in containing costs, have resulted in a material reduction in the level of adverse operating variances impacting operating free surplus generated. The total of changes in operating assumptions, experience variances and other items was $(275) million in 2025 and included $(230) million of investment in enhancing our customer, distribution, health and technology capabilities, in line with our strategy. The residual amount of $(45) million was down from $(107) million in 2024.

Our embedded value operating profit was up 15 per cent, driven by growth in new business and in-force profit, supported by broadly stable central expenditure. This resulted in an increase in Group embedded value. Group TEV equity at 31 December 2025 was $37,803 million (31 December 2024: $34,267 million), equivalent to $14.83 per share (31 December 2024: $12.89 per share on an actual exchange rate basis), an increase of 15 per cent. Our operating return on embedded value improved one percentage point to 15 per cent.

IFRS adjusted operating profit after tax was up 7 per cent and, combined with a 5 per cent reduction in the weighted average number of shares driven by the share buyback, resulted in basic earnings per share based on adjusted operating profit growing by 12 per cent. Our CSM rose 14 per cent (on an actual exchange rate basis) to $25.0 billion in the year, primarily reflecting strong new business CSM growth of 9 per cent and favourable economic and foreign exchange impacts.

After the net positive impact of short-term market fluctuations (including interest rates) and the overall benefit of corporate transactions, driven by the gain on disposal of a portion of our interest in IPAMC, IFRS profit after tax was $4,119 million (2024: $2,415 million on an actual exchange rate basis, $2,439 million on a constant exchange rate basis). This profit, along with $443 million of positive foreign exchange rate movements but partially offset by $(1,828) million of returns to shareholders, led to an increase in IFRS shareholders' funds, which were up 15 per cent to $20,117 million at 31 December 2025 (31 December 2024: $17,492 million).

Our IFRS net asset value per share and adjusted total comprehensive equity per share rose to $7.90 and $16.51 per share respectively (31 December 2024: $6.58 and $13.79).

Our operating return on IFRS shareholders' equity was 14 per cent (2024: 14 per cent).

Our capital allocation framework continues to target holding a resilient regulatory capital position. Our period-end GWS shareholder cover ratio was 262 per cent.

As part of our regular financing plans, we issued SGD 600 million (USD 462 million, net of costs) of subordinated debt at an attractive coupon of 3.8 per cent – an inaugural raising of debt in an Asian currency further demonstrating our credit standing and access to capital. At 31 December 2025, our Group leverage ratio (Moody's basis) was 13 per cent, unchanged from the end of 2024. During the year, S&P Global Ratings upgraded the Financial Strength rating of Prudential's core entities to 'AA' from 'AA-', consistent with our ambition to remain an 'AA' company and reflecting our balance sheet strength.

This balance sheet strength, together with the progress of the business and the trajectory of our operating free surplus generation, enabled us to shift our capital allocation framework towards a total return orientation.

Our priorities in allocating capital under our capital management framework and our dividend policy, which is unchanged, is set out later in this section. We announced in August 2025 a revision to this framework which set out our expectations for the following in the near term:

- An increase of more than 10 per cent in the total ordinary dividend per share for each of 2026 and 2027; and
- Additional returns of capital to shareholders: $500 million of share buybacks in 2026 and $600 million in 2027[7] in addition to the return of the net proceeds from the IPO of IPAMC.

We will continue to assess the deployment of free surplus in the context of the Group's growth aspirations, leverage capacity and liquidity and capital needs, based on the free surplus ratio. We seek to operate with a free surplus ratio of between 175 per cent and 200 per cent. At 31 December 2025 the free surplus ratio was 221 per cent lower than last year as we executed our plans to return capital to shareholders, returning $1.2 billion in 2025 as we completed our $2 billion share buyback programme launched in 2024. Excluding the net proceeds received from the IPO of IPAMC, the free surplus ratio was 204 per cent. If the free surplus ratio is above the operating range over the medium term, and taking into account opportunities to reinvest at appropriate returns and allowing for market conditions, capital will be returned to shareholders.

In line with the dividend policy, the Board has approved a second interim dividend of 18.89 cents per share (2024 16.29 cents per share). When combined with the first interim dividend, the Group's total 2025 dividend is 26.60 cents per share, an increase of 15 per cent over 2024. We launched a $1.2 billion buyback in January 2026 comprising $500 million of recurring capital returns and $700 million of net proceeds from the IPAMC IPO. The balance of the net proceeds from the IPAMC IPO will be returned to shareholders during 2027[7].

Financial review continued

IFRS profit

	Actual exchange rate			Constant exchange rate	
	2025 $m	2024 $m	Change %	2024 $m	Change %
Hong Kong	**1,219**	1,069	14	1,070	14
Indonesia	**250**	268	(7)	258	(3)
Mainland China	**411**	363	13	363	13
Malaysia	**410**	338	21	361	14
Singapore	**706**	693	2	709	–
Growth markets and other	**614**	688	(11)	689	(11)
Insurance business	**3,610**	3,419	6	3,450	5
Asset management	**329**	304	8	301	9
Total segment profit	**3,939**	3,723	6	3,751	5
Other income and expenditure					
Net investment return and other items	**(41)**	21	n/a	21	n/a
Interest payable on core structural borrowings	**(184)**	(171)	(8)	(171)	(8)
Corporate expenditure	**(237)**	(237)	–	(237)	–
Other income and expenditure	**(462)**	(387)	(19)	(387)	(19)
Restructuring costs	**(171)**	(207)	17	(207)	17
Adjusted operating profit before tax	**3,306**	3,129	6	3,157	5
Non-operating items:					
Short-term interest rate and other market fluctuations	**120**	(105)	n/a	(97)	n/a
Gain (loss) attaching to corporate transactions	**1,515**	(71)	n/a	(74)	n/a
Profit for the year before tax	**4,941**	2,953	67	2,986	65
Adjusted operating profit before tax	**3,306**	3,129	6	3,157	5
Tax on operating items	**(534)**	(547)	2	(555)	4
Adjusted operating profit after tax	**2,772**	2,582	7	2,602	7
Short-term interest rate and other market fluctuations	**120**	(105)	n/a	(97)	n/a
Gain (loss) attaching to corporate transactions	**1,515**	(71)	n/a	(74)	n/a
Tax (charge) credit attributable to items above	**(288)**	9	n/a	8	n/a
Profit for the year after tax	**4,119**	2,415	71	2,439	69

IFRS earnings per share

	Actual exchange rate			Constant exchange rate	
	2025	2024	Change %	2024	Change %
Basic earnings per share based on adjusted operating profit after tax	**101.4¢**	89.7¢	13	90.2¢	12
Basic earnings per share based on IFRS profit after tax	**154.2¢**	84.1¢	83	84.8¢	82

Adjusted operating profit reflects the fact that the assets and liabilities of our insurance businesses are held for the longer term. Consequently, the Group believes that the trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded.

Group IFRS adjusted operating profit was $3,306 million, an increase of 5 per cent, reflecting a 5 per cent increase in profits from our long-term insurance business and a 9 per cent increase in adjusted operating profit generated by Eastspring, our asset management business. While corporate expenditure was stable, central costs reflected increased interest costs from the additional debt issued in the year and reduced interest income on central cash balances.

Earnings per share, based on adjusted operating profit, net of tax and non-controlling interest, was 101.4 cents, an increase of 12 per cent (2024: 90.2 cents using a constant exchange rate).

Detailed discussion of IFRS financial performance by segment, including analysis of the asset management business, is presented in the section 'Segment discussion'.

Adjusted operating profit after tax

The table below sets out the Group's adjusted operating profit after tax by segment as described in section B of the notes to the IFRS financial results.

	Actual exchange rate			Constant exchange rate	
	2025 $m	2024 $m	Change %	2024 $m	Change %
Hong Kong	**1,126**	971	16	972	16
Indonesia	**198**	218	(9)	210	(6)
Mainland China[3]	**411**	363	13	363	13
Malaysia[3]	**320**	264	21	281	14
Singapore	**603**	594	2	608	(1)
Growth markets and other[3]	**491**	531	(8)	531	(8)
Insurance business	**3,149**	2,941	7	2,965	6
Asset management	**305**	275	11	272	12
Total segment profit	**3,454**	3,216	7	3,237	7
Other (including central items and restructuring costs)	**(682)**	(634)	(8)	(635)	(7)
Adjusted operating profit after tax	**2,772**	2,582	7	2,602	7

Insurance business analysis of operating profit drivers

The table below sets out the key drivers of the Group's adjusted operating profit for the insurance business as described in note B1.3 of the IFRS financial results.

	Actual exchange rate			Constant exchange rate	
	2025 $m	2024 $m	Change %	2024 $m	Change %
Adjusted release of CSM[4]	**2,550**	2,333	9	2,358	8
Release of risk adjustment	**285**	268	6	271	5
Experience variances	**(51)**	(81)	37	(85)	40
Other insurance service result	**(135)**	(68)	(99)	(69)	(96)
Adjusted insurance service result	**2,649**	2,452	8	2,475	7
Net investment result on longer-term basis	**1,163**	1,146	1	1,154	1
Other insurance income and expenditure	**(103)**	(89)	(16)	(90)	(14)
Share of related tax charges from joint ventures and associates	**(99)**	(90)	(10)	(90)	(10)
Insurance business	**3,610**	3,419	6	3,449	5

The release of CSM is the principal source of our IFRS 17 insurance business adjusted operating profit. The adjusted CSM release[3] in 2025 of $2,550 million (2024: $2,358 million) equates to an annualised release rate of 9.5 per cent (2024: 9.5 per cent).

The release of the risk adjustment of $285 million (2024: $271 million) represents the run-off of non-market risk in the year as policies move closer to maturity. As expected, this release is a relatively stable proportion of the opening balance as compared with the corresponding rate in the prior year.

Experience variances of $(51) million (2024: $(85) million) largely comprise expense variances reflecting the investment in our strategic pillars consistent with our strategy. The variance has reduced from the prior year reflecting improved claims experience, following ongoing actions taken in our health business.

The other insurance service result of $(135) million (2024: $(69) million) primarily reflects the small losses on contracts that are described under IFRS 17 as 'onerous', either at inception or because changes in the period result in the CSM being exhausted. The amount shown in adjusted operating profit represents all losses on contracts classified as onerous; for example, it reflects both economic and non-economic movements. The trends seen at half year 2025 have continued, with improvements in Mainland China more than offset by the effect of falling interest rates on our Singapore business and ongoing challenges in the Vietnam market. While classified as 'onerous' under IFRS 17, it does not mean these contracts are not profitable overall as the CSM does not allow for real-world returns, which are earned over time. or for profits earned in prior periods.

The net investment result of $1,163 million (2024: $1,154 million) largely reflects the long-term return on assets backing shareholders' equity within the life businesses and long-term spreads on business not accounted for under the variable fee approach. The marginal increase in the year reflects the rise in opening shareholders' assets following the growth of the business, offset by remittances from insurance businesses to the Group centre, with moderate growth in spread income given the effect of derisking actions in our Mainland China business.

Other income and expenditure of $(103) million (2024: $(90) million) mainly relates to expenses that are not directly related to an insurance contract as defined under IFRS 17.

Movement in contractual service margin

The CSM balance represents a discounted stock of unearned profit, which will be released over time as services are provided. This balance increases due to additions from profitable new business contracts sold in the period and the unwind of the discounting applied to the in-force book. It is also updated for any changes in expected future profitability, where applicable, including the effect of short-term market fluctuations for business measured using the variable fee approach. The release of the CSM, which is the main driver of adjusted operating profit, is then calculated after allowing for these movements.

In a normalised market environment, if the contribution from new business and the unwind of the CSM balance is greater than the rate at which services are provided, then the CSM balance will increase. The new business added to the CSM will, therefore, be an important factor in building the CSM, and we expect the compounding effect from the new business added to the CSM over time to support growth in IFRS 17 adjusted operating profit in the future.

The table below sets out the movement of CSM over the period.

Contractual service margin net of reinsurance

	Actual exchange rate	
	2025 $m	2024 $m
CSM at 1 January (net of reinsurance)	**21,960**	21,012
New contracts in the year	**2,835**	2,596
Unwind*	**1,784**	1,731
Balance before variances, effect of foreign exchange and CSM release	**26,579**	25,339
Economic and other variances	**332**	(671)
Balance before release	**26,911**	24,668
Release of CSM to income statement	**(2,554)**	(2,352)
Effect of movements in exchange rates	**648**	(356)
CSM at 31 December (net of reinsurance)	**25,005**	21,960
CSM relating to reinsurance attributable to policyholders	**871**	789
Related deferred tax adjustments†	**(2,853)**	(2,604)
Less non-controlling interests	**(1,072)**	(977)
Adjusted shareholders' CSM at 31 December (net of reinsurance)	**21,951**	19,168

* The unwind of CSM presented in this table reflects the accretion of interest on general measurement model contracts, as presented in note C3.3 to the IFRS financial results, together with the unwind of the CSM related to variable fee approach contracts on a long-term normalised basis. This differs from the presentation in note C3.3 to the IFRS financial results by reallocating $1,479 million from economic and other variances to unwind.

† CSM is presented gross of tax, this is to allow for tax on the future profits contained in the CSM.

Profitable new business in 2025 grew the CSM by $2,835 million which, combined with the unwind of the CSM balance shown in the table above of $1,784 million, increased the CSM by $4,619 million. This increase exceeded the release of the CSM to the income statement in the period of $(2,554) million, demonstrating the strength of our franchise and its ability to deliver future growth in CSM and ultimately adjusted operating profit.

Other movements in the CSM reflect economic and other variances to update the CSM for changes in expected future profitability including the impact of short-term market effects of business accounted for under the variable fee approach. Movements in exchange rates had a positive impact of $648 million on the closing CSM. Overall the CSM grew by 14 per cent, or 9 per cent excluding the effect of economic and other variances and exchange rates.

Other income and expenditure

Corporate expenditure of $(237) million is unchanged from the prior year, reflecting continued control of head office costs. Interest payable on core structural borrowings of $(184) million (2024: $(171) million) reflects the additional interest on the additional SGD 600 million debt instrument issued in May 2025. Net investment return and other items totalled $(41) million (2024: $21 million) reflecting lower interest rates and lower average central cash balances. As anticipated, restructuring costs were lower at $(171) million (2024: $(207) million).

IFRS basis non-operating items

Non-operating items in the year consist of positive short-term interest rate and other market fluctuations of $120 million (2024: negative $(97) million) and $1,515 million of net gains from corporate transactions (2024: net costs of $(74) million).

Short-term fluctuations in interest rates and other market variables had a net positive impact, reflecting falling interest rates across many Asia markets during the year which contributed to valuation gains on bond assets backing IFRS shareholder's equity. In addition, for the Group's health and protection business under the general measurement model (GMM), lower discount rates applied to net positive future cash flows contributed to valuation gains on net future profits recognised as assets on the balance sheet under the GMM methodology. These effects were partially offset by developments in Mainland China, where narrower credit spreads reduced the illiquidity premium used in determining discount rates on GMM liabilities.

Gains from corporate transactions primarily represent the profit on disposal, before tax, of a proportion of our interest in IPAMC on the IPO of this entity.

IFRS effective tax rates

In 2025, the effective tax rate on adjusted operating profit was 16 per cent, similar to the effective tax rate in 2024 of 17 per cent. The effective tax rate on total IFRS profit in 2025 was 17 per cent, broadly in line with the effective tax rate in 2024 of 18 per cent.

In 2025 the new OECD global minimum tax rules were implemented in Hong Kong, effective from 1 January 2025. This brings the whole Prudential group into scope of the new tax rules. The IFRS tax charge for 2025 includes $(23) million (2024: $nil) in respect of global minimum tax.

Total tax contributions

The Group continues to make significant tax contributions in the jurisdictions in which it operates, with $(1,353) million remitted to tax authorities in 2025. This was higher than the equivalent amount of $(1,086) million remitted in 2024 (on an actual exchange rate basis), principally due to taxes paid on corporate transactions, mainly the partial disposal of our investment in IPAMC.

Tax strategy

The Group publishes its tax strategy annually which, in addition to complying with the mandatory UK (Finance Act 2016) requirements, also includes a number of additional disclosures that provide insight into the Group's tax contributions. An updated version of the tax strategy, including 2025 data, is expected to be available on the Group's website before 29 May 2026.

Value

New business profit was up 12 per cent to $2,782 million, driven by increased APE sales and positive pricing and product mix effects. Growth was broad based, with growth in 13 of our 19 life insurance markets, and consistent, with double-digit growth in each quarter of 2025.

Segment APE, NBP and margin

	2025 $m		2024 $m		AER change %		CER change %		New business margin	
	APE sales	**New business profit**	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	2025	2024
Hong Kong	**2,221**	**1,221**	2,063	1,091	8 %	12 %	8 %	12 %	55 %	53 %
Indonesia	**258**	**118**	262	110	(2) %	7 %	2 %	11 %	46 %	42 %
Mainland China (Prudential's share)	**621**	**282**	464	221	34 %	28 %	34 %	27 %	45 %	48 %
Malaysia	**436**	**118**	406	105	7 %	12 %	– %	5 %	27 %	26 %
Singapore	**938**	**436**	870	419	8 %	4 %	5 %	2 %	46 %	48 %
Growth markets and other	**2,187**	**667**	2,137	580	2 %	15 %	– %	12 %	30 %	27 %
Total insurance business	**6,661**	**2,842**	6,202	2,526	7 %	13 %	6 %	11 %	43 %	41 %
Less central costs allocated to new business		**(60)**		(62)						
Total Group insurance business	**6,661**	**2,782**	6,202	2,464	7 %	13 %	6 %	12 %	42 %	40 %

Analysis of new business profit margin by quarter

New business profit ('NBP'), annual premium equivalent ('APE') sales and new business margin can be analysed by quarter as follows:

	2025			2024 AER			2024 CER		
	NBP post central costs	**APE**	**New business margin on APE**	NBP post central costs	APE	New business margin on APE	NBP post central costs	APE	New business margin on APE
	$m	**$m**	**%**	$m	$m	%	$m	$m	%
Q1	**608**	**1,677**	**36 %**	545	1,625	34 %	543	1,609	34 %
Q2	**652**	**1,610**	**40 %**	576	1,488	39 %	588	1,526	39 %
Q3	**705**	**1,716**	**41 %**	616	1,527	40 %	626	1,564	40 %
Q4	**818**	**1,659**	**49 %**	730	1,566	47 %	740	1,590	47 %
Foreign exchange adjustment	**(1)**	**(1)**	**n/a**	(3)	(4)	n/a	(2)	–	n/a
Total	**2,782**	**6,661**	**42 %**	2,464	6,202	40 %	2,495	6,289	40 %

Our new business mix continues to reflect our focus on quality and higher-margin products, with 36 per cent of new business profit arising from health and protection business.

A detailed discussion of new business performance by segment, including analysis of asset management business, is presented in the section 'Segment discussion'.

Financial review continued

TEV basis results

TEV financial results

	Actual exchange rate			Constant exchange rate	
	2025 $m	2024 $m	Change %	2024 $m	Change %
New business profit	**2,782**	2,464	13	2,495	12
Profit from in-force business	**2,284**	1,967	16	1,985	15
Insurance business	**5,066**	4,431	14	4,480	13
Asset management business	**305**	275	11	272	12
Operating profit from insurance and asset management businesses	**5,371**	4,706	14	4,752	13
Change in allowance for corporate expenditure and other central costs incurred in the year	**(454)**	(414)	(10)	(414)	(10)
Operating profit for the year before restructuring costs	**4,917**	4,292	15	4,338	13
Restructuring costs	**(165)**	(197)	16	(196)	16
Operating profit for the year	**4,752**	4,095	16	4,142	15
Non-operating results	**(81)**	(566)	86	(575)	86
Profit for the year	**4,671**	3,529	32	3,567	31
Non-controlling interests' share of profit	**(120)**	(85)	(41)		
Profit for the year attributable to equity holders of the Company	**4,551**	3,444			
Foreign exchange movements	**781**	(526)			
Dividends, net of scrip dividends	**(594)**	(552)			
Adjustment to non-controlling interest for Malaysia conventional life business on 1 Jan 2024	**–**	(1,375)			
Share repurchases/buybacks	**(1,234)**	(878)			
Other equity movements	**32**	(17)			
Net increase in Group TEV equity	**3,536**	96			
Group TEV equity at beginning of year	**34,267**	34,171			
Group TEV equity at end of year	**37,803**	34,267			
% Operating profit/Group TEV excluding intangibles at beginning of year	**15**	14			

Group TEV equity	**31 Dec 2025 $m**	31 Dec 2024 $m
Represented by:		
Hong Kong	**14,460**	13,876
Indonesia	**1,350**	1,256
Mainland China	**3,238**	2,860
Malaysia	**3,861**	3,254
Singapore	**7,102**	6,264
Growth markets and other	**7,842**	7,336
Non-controlling interests' share of embedded value	**(1,667)**	(1,585)
Embedded value from insurance business excluding goodwill	**36,186**	33,261
Asset management and other excluding goodwill	**2,924**	2,348
Provision for future central corporate expenditure	**(2,086)**	(2,078)
Group TEV	**37,024**	33,531
Goodwill attributable to equity holders	**779**	736
Group TEV equity at end of year	**37,803**	34,267
Group TEV equity per share	**1,483¢**	1,289¢

Group TEV operating profit increased by 15 per cent to $4,752 million, reflecting a 13 per cent increase in the operating profit for the insurance business, a 12 per cent increase in the operating profit for the asset management business and broadly stable central costs, including restructuring costs. Operating profit as a percentage of Group TEV excluding intangibles at the beginning of the year was 15 per cent (2024: 14 per cent).

Operating profit from insurance business increased to $5,066 million, reflecting growth in new business and a 15 per cent increase in in-force business profit to $2,284 million. The profit from in-force business is driven by the expected return and the effects of operating assumption changes and experience variances. The expected return was 7 per cent higher at $2,547 million, reflecting a higher opening balance to which the expected return is applied, given the growth in the business in 2024. Operating assumption changes and experience

variances were negative $(263) million on a net basis compared with $(397) million in 2024 on a constant exchange rate basis.

The non-operating loss of $(81) million (2024: loss of $(575) million on a constant exchange rate basis) reflects the impact of a reduction in interest rates across many of our Asian markets with a consequential reduction in the investment return assumptions (which trend from current to long-term assumptions over time) with no change in the long-term discount rate to offset. It also reflects, as reported at the half-year, the effect on our Mainland China business from the application of a more prudent valuation interest rate used to discount local statutory reserves and from further actions to de-risk our asset portfolio. This negative impact is offset by the profit on disposal of a proportion of our interest in IPAMC on the IPO of this entity.

Overall, TEV equity increased to 37.8 billion as at 31 December 2025 (31 December 2024: $34.3 billion). Of this $36.2 billion (31 December 2024 $33.3 billion) relates to the insurance business operations, excluding goodwill attributable to equity shareholders and before the provision for future corporate expenditure. This amount includes our share of our India life business associate valued using embedded value principles. The market capitalisation of 100 per cent of this life business associate at 31 December 2025 was circa $10.5 billion, which compares with a publicly reported embedded value of circa $5.6 billion at 30 September 2025.

TEV shareholders' equity on a per share basis at 31 December 2025 was 1,483 cents (31 December 2024: 1,289 cents).

Shareholders' equity

Group IFRS shareholders' equity

	2025 $m	2024 $m
Profit for the year	4,119	2,415
Less non-controlling interest	(141)	(130)
Profit after tax for the year attributable to shareholders	3,978	2,285
Exchange movements, net of related tax	443	(309)
External cash dividends	(594)	(552)
Share repurchases/buybacks	(1,234)	(878)
Adjustment to non-controlling interest	–	(857)
Other movements	32	(20)
Net increase (decrease) in shareholders' equity	2,625	(331)
IFRS shareholders' equity at beginning of the year	17,492	17,823
IFRS shareholders' equity at end of the year	20,117	17,492
Adjusted contractual service margin (CSM) (net of reinsurance)	21,951	19,168
Adjusted total comprehensive equity[5]	42,068	36,660
IFRS shareholders' equity per share[5]	790¢	658¢
Adjusted total comprehensive equity per share[5]	1,651¢	1,379¢

Group IFRS shareholders' equity increased from $17.5 billion at the start of 2025 to $20.1 billion at 31 December 2025. This increase reflects $4.0 billion of profit earned in the period, including the profit from the disposal of the Group's partial interest in IPAMC that we plan to return to shareholders, and positive exchange movements of $0.4 billion, partly offset by dividend payments and share buybacks of $(1.8) billion.

Adjusted total comprehensive equity represents the sum of Group IFRS shareholders' equity and adjusted shareholders' CSM, net of tax and reinsurance. Adjusted total comprehensive equity was $42.1 billion at 31 December 2025 (31 December 2024: $36.7 billion), reflecting the increase in IFRS shareholders' equity and the CSM as the business grows. A full reconciliation to shareholders' equity is included in note C3.1 of the IFRS financial results.

Capital management

In the first half of 2025, we refined our capital allocation framework with a desire to drive better shareholder returns. This led to a shift in focus towards a total return orientation out of the annual flow of capital generation. Following this refinement our capital allocation priorities are as follows:

- We continue to target resilient capital buffers such that the Group shareholder coverage ratio is above 150 per cent of the shareholder Group Prescribed Capital Requirement to ensure the Group can withstand volatility in markets and operational experience. We seek to operate with a free surplus ratio of between 175 per cent and 200 per cent;
- Following sufficient capital being held, our priority for allocating capital will be re-investing in writing high-quality new business;
- Our next priority is investing in enhancing our core capabilities, primarily in the areas of customer, distribution and health as well as technology and operations (including data);
- Our dividend policy remains to grow broadly in line with net operating free surplus generation, which is calculated after investment in new business, central costs and capability investment. Given the strength of our capital generation, we expect to grow the ordinary dividend by more than 10 per cent in both 2026 and 2027. In addition to the ordinary dividend, the Board will consider making additional recurring returns of capital out of the annual flow of capital generation. Capital returns will be set taking into account the Group’s financial condition and prospects, applicable capital and solvency requirements, investment opportunities, market conditions and the general economic environment. This change reflects our long-term confidence in our business model and, as previously highlighted, means we are planning additional capital returns, with $500 million of share buybacks in 2026 already announced and a further $600 million expected in 2027[7];
- We will invest in value accretive inorganic opportunities where there is good strategic fit, with investment decisions, as always, being carefully judged against the alternative of returning surplus capital to shareholders; and
- We assess the deployment of free surplus in the context of the Group's growth aspirations, leverage capacity and liquidity and capital needs, based on the free surplus ratio. We seek to operate with a free surplus ratio of between 175 per cent and 200 per cent. If the free surplus ratio is above the operating range over the medium term, and taking into account opportunities to reinvest at appropriate returns and allowing for market conditions, capital will be returned to shareholders.

To generate capital to allocate to these priorities, we will also prioritise managing our in-force embedded value to ensure maximum conversion into free surplus over time. We will drive improved emergence of free surplus by managing claims, expenses and persistency in each market. This additional free surplus will enable our continued investment in profitable new business at attractive returns, as well as in our strategic capabilities, and support payments of returns to shareholders, including dividends.

Group free surplus generation

Operating free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and, for our life operations, is generally based on the capital regimes that apply locally in the various jurisdictions in which the Group operates. It represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the year. For insurance business, free surplus is generally based on (with adjustments including recognition of certain intangibles and other assets that may be inadmissible on a regulatory basis) the excess of the regulatory basis net assets (TEV total net worth) over the TEV capital required to support the covered business. Adjustments are also made to enable free surplus to be a better measure of shareholders' resources available for distribution. For shareholder-backed businesses, the level of TEV required capital has generally been based on the Group Prescribed Capital Requirements (GPCR) used in our GWS (Group-wide Supervision).

For asset management and other non-insurance business operations (including the Group's central operations), free surplus is taken to be IFRS shareholders' equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime.

Analysis of movement in Group free surplus

	Actual exchange rate			Constant exchange rate	
	2025 $m	2024 $m	Change %	2024 $m	Change %
Expected transfer from in-force business and return on existing free surplus	**3,029**	2,679	13	2,682	13
Changes in operating assumptions and experience variances	**(275)**	(288)	5	(283)	3
Operating free surplus generated from in-force insurance business	**2,754**	2,391	15	2,399	15
Asset management business	**305**	275	11	272	12
Operating free surplus generated from in-force insurance and asset management business	**3,059**	2,666	15	2,671	15
Investment in new business	**(773)**	(744)	(4)	(737)	(5)
	2,286	1,922	19	1,934	18
Other expenditure	**(446)**	(361)	(24)	(362)	(23)
Restructuring costs	**(165)**	(197)	16	(196)	16
Operating free surplus generated	**1,675**	1,364	23	1,376	22
Non-operating and other movements, including foreign exchange	**633**	(31)			
Share repurchases/buybacks	**(1,234)**	(878)			
External cash dividends	**(594)**	(552)			
Subordinated debt issuance	**462**	–			
Free surplus at beginning of year	**12,358**	12,455			
Free surplus at end of year	**13,300**	12,358			
Free surplus at end of year excluding distribution rights and other intangibles	**9,408**	8,604			
Required capital	**7,761**	6,410			
Free surplus ratio (%)	**221 %**	234 %	(13)ppts		

Operating free surplus generated from in-force insurance and asset management business increased 15 per cent to $3,059 million in 2025, in line with the shape of the cash flows we expected to generate in advance of 2027.

Our ongoing actions to improve capital generation saw a reduction in the level of adverse operating assumption changes and variance effects in the year. The total of changes in operating assumptions, experience variances and other items was $(275) million in 2025 and included $(230) million of investment in enhancing our customer, distribution, health and technology capabilities, in line with our strategy. The residual amount of $(45) million was down from $(107) million in 2024.

The cost of investment in new business was $(773) million (2024: $(737) million) reflecting the growth in APE sales, partly offset by favourable country mix effects. After this and central expenditure the Group generated operating free surplus (after restructuring costs) of $1,675 million, up 22 per cent compared with 2024.

Total returns to shareholders in 2025 included dividends paid in the period of $(594) million and share buyback of $(1,234) million. After allowing for these returns as well as short-term market fluctuations and currency movements, free surplus at 31 December 2024 was $13.3 billion (31 December 2024: $12.4 billion). Excluding distribution rights and other intangibles, free surplus was $9.4 billion (31 December 2024: $8.6 billion). The free surplus ratio, defined as Group free surplus (excluding intangibles) plus TEV required capital divided by the TEV required capital, was 221 per cent at the end of 2025, lower than the 234 per cent at the end of 2024 as the Group's share buyback progresses. Excluding the net proceeds received from the IPO of IPAMC, the free surplus ratio was 204 per cent.

Dividend

Reflecting the Group's capital allocation priorities, a portion of capital generation will be retained for reinvestment in organic growth opportunities and for investment in capabilities, and dividends will be determined primarily based on the Group's operating capital generation after allowing for the capital strain of writing new business and recurring central costs. Dividends are expected to grow broadly in line with the growth in the Group's operating free surplus generation, and will be set taking into account financial prospects, investment opportunities and market conditions.

In line with the guidance for 2025 and our dividend policy, the Board has approved a 2025 second interim cash dividend of 18.89 cents per share (2024: 16.29 cents per share). Combined with the first interim cash dividend of 7.71 cents per share (2024: 6.84 cents per share), the Group's total 2025 cash dividend is 26.60 cents per share (2024: 23.13 cents per share), an increase of 15 per cent.

A dividend reinvestment plan (DRIP) will continue to be offered to shareholders on the UK register. A scrip dividend alternative, with the issuance of new ordinary shares on the Hong Kong line only and the dilutive effect neutralised by a share repurchase on the London line, will be offered in respect of the 2025 second interim dividend.

Guidance on the application of the dividend policy alongside changes to our capital allocation framework are set out at the start of the Financial review.

Group capital position

The Prudential Group applies the Insurance (Group Capital) Rules set out in the GWS Framework issued by the Hong Kong Insurance Authority (HKIA) to determine Group regulatory capital requirements (both minimum and prescribed levels). Prudential Corporation Asia Limited (PCAL) is classified as a Domestic Systemically Important Insurer (D-SII) by the HKIA. PCAL is a direct subsidiary of Prudential plc and is incorporated in Hong Kong. The GWS Group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR and that GWS Tier 1 group capital resources are not less than the GMCR. More information is set out in note I(i) of the Additional unaudited financial information.

The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible Group capital resources, the GMCR and the GPCR from these participating funds.

	31 Dec 2025			31 Dec 2024		
	Shareholder	**Policyholder***	**Total†**	Shareholder	Policyholder*	Total†
Group capital resources ($bn)	**27.6**	**19.3**	**46.9**	24.8	16.3	41.1
of which: Tier 1 capital resources ($bn)	**19.9**	**1.5**	**21.4**	17.6	1.3	18.9
Group Minimum Capital Requirement ($bn)	**6.0**	**0.8**	**6.8**	5.1	0.7	5.8
Group Prescribed Capital Requirement ($bn)	**10.5**	**13.3**	**23.8**	8.9	11.3	20.2
GWS capital surplus over GPCR ($bn)	**17.1**	**6.0**	**23.1**	15.9	5.0	20.9
GWS coverage ratio over GPCR (%)	**262%**		**197%**	280%		203%
GWS Tier 1 surplus over GMCR ($bn)			**14.6**			13.1
GWS Tier 1 coverage ratio over GMCR (%)			**316%**			325%

* This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in total company results where relevant.
† The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework, while the total company GWS Tier 1 coverage ratio over GMCR represents the Tier 1 capital coverage ratio.

As at 31 December 2025, the estimated shareholder GWS capital surplus over the GPCR is $17.1 billion (31 December 2024: $15.9 billion), representing a coverage ratio of 262 per cent (31 December 2024: 280 per cent), comfortably above the Group's risk appetite of 150 per cent as discussed in the capital management section above. The estimated total GWS capital surplus over the GPCR is $23.1 billion (31 December 2024: $20.9 billion) representing a coverage ratio of 197 per cent (31 December 2024: 203 per cent).

Operating capital generation in 2025 was $1.7 billion after allowing for central costs and the investment in new business. Other movements covering non-operating, foreign exchange and other items were $0.8 billion and included the beneficial impact of the partial sale of our interest in IPAMC. The shareholder GWS surplus also reflects the issuance of $0.5 billion in subordinated debt in the year, which contributed positively to the Group's available capital. These increases were offset by the payment of external dividends and share buybacks which together totalled $(1.8) billion. Overall, the increase in shareholder GWS capital surplus in 2025 was $1.2 billion.

The Group's GWS position is resilient to external macroeconomic movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional financial information, alongside further information about the GWS measure.

The GWS capital surplus set out in the table above includes amounts held within operating entities as well as at the centre. The businesses may remit this surplus as dividends provided the local regulatory requirements are met and there are sufficient unrestricted accounting profits.

Financing and liquidity

Prudential seeks to maintain its financial strength rating with applicable credit rating agencies, which derives, in part, from its high level of financial flexibility to issue debt and equity instruments, which is intended to be maintained in the future. Prudential has substantial headroom to issue debt while remaining within the guidelines set by the credit rating agencies for its current financial strength rating of AA from S&P (upgraded from AA-), Aa3 from Moody's and AA- from Fitch.

Net core structural borrowings of shareholder-financed businesses

	31 Dec 2025 $m			31 Dec 2024 $m		
	IFRS basis	**Mark-to-market value**	**TEV basis**	IFRS basis	Mark-to-market value	TEV basis
Core borrowings of shareholder-financed businesses	**4,459**	**(57)**	**4,402**	3,925	(231)	3,694
Less: holding company cash and short-term investments	**(4,282)**	**–**	**(4,282)**	(2,916)	–	(2,916)
Net core structural borrowings of shareholder-financed businesses	**177**	**(57)**	**120**	1,009	(231)	778
Group leverage ratio (Moody's total leverage basis)	**13 %**			13%		

The total core borrowings of the shareholder-financed businesses were $4.5 billion at 31 December 2025 (31 December 2024: $3.9 billion). In May 2025, the Group issued SGD 600 million 3.80 per cent subordinated debt maturing on 22 May 2035, with proceeds, net of costs, of $462 million. The Group had central cash resources of $4.3 billion at 31 December 2025 (31 December 2024: $2.9 billion), resulting in net core structural borrowings of the shareholder-financed businesses of $0.2 billion at end of 31 December 2025 (31 December 2024: $1.0 billion) on an IFRS basis. We have not breached any of the requirements of our core structural borrowings nor modified any of their terms during 2025.

With the exception of a $750 million perpetual note that the Group retains the right to call at par on a quarterly basis, the Group's debt securities have contractual maturities that fall between 2029 and 2035. Further analysis of the maturity profile of the borrowings is presented in note C5.1 to the IFRS financial results.

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group has structures in place to enable access to funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC-registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes. Proceeds from the Group's commercial paper programme are not included in the holding company cash and short-term investment balance.

Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $520 million in issue at 31 December 2025 (31 December 2024: $527 million).

As at 31 December 2025, the Group had a total of $1.5 billion of undrawn committed facilities which expire in 2031 and a further $100 million that expire in 2029. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2025.

Cash remittances

Holding company cash flow[6]

	Actual exchange rate		
	2025 $m	2024 $m	Change %
Net cash remitted by business units	**2,137**	1,383	55
Net interest (paid) received	**(55)**	17	n/a
Corporate expenditure	**(308)**	(253)	(22)
Centrally funded recurring bancassurance fees	**(223)**	(198)	(13)
Total central outflows	**(586)**	(434)	(35)
Holding company cash flow before dividends and other movements	**1,551**	949	63
Dividends paid, net of scrip dividends	**(594)**	(552)	(8)
Operating holding company cash flow after dividends but before other movements	**957**	397	141
Other movements			
Issuance of debt, net of costs	**462**	–	n/a
Share repurchases/buybacks (including costs)	**(1,252)**	(860)	n/a
Other corporate activities	**1,117**	(109)	n/a
Total other movements	**327**	(969)	n/a
Net movement in holding company cash	**1,284**	(572)	n/a
Cash and short-term investments at the beginning of the year	**2,916**	3,516	
Foreign exchange movements	**82**	(28)	
Cash and short-term investments at the end of the year	**4,282**	2,916	

Remittances from our businesses were $2,137 million (2024: $1,383 million), reflecting both our growing operating free surplus generation and timing of when dividends are paid up to the centre. The remittances in 2024 are also net of cash advanced to CPL, our joint venture business in Mainland China, of $(174) million in anticipation of the capital injection in early 2025, with no such payments occurring in 2025. Remittances were used to meet central outflows of $(586) million (2024: $(434) million) and to pay cash dividends of $(594) million (2024: $(552) million).

Central outflows include net interest paid of $(55) million (2024: net interest received of $17 million), which reflects lower interest receipts on central cash balances, given current interest rates and lower average cash balances following the share buyback programme. Interest payments made on core structural borrowing, which are largely fixed, marginally increased following the debt raised in May 2025.

Cash outflows for corporate expenditure of $(308) million (2024: $(253) million) include cash outflows for restructuring costs. The increase represents timing differences on recharges to operating subsidiaries and differences between expense accrual and cash payment.

We had a $462 million increase in cash resources from new debt issued in May 2025 and used $(1,252) million of cash to settle repurchases of shares in 2025, largely to complete our $2 billion share buyback programme.

Other corporate activities of $1,117 million in 2025 largely comprises the $1.4 billion net proceeds received upon the IPO of IPAMC in December, offset by the settlement on the case with Detik Ria in Malaysia in July 2025 and other miscellaneous Group investment.

The Group will continue to seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows.

Notes

(1) Our key metrics are: new business profit, basic earnings per share based on adjusted operating profit and operating free surplus generated from in-force insurance and asset management business.
(2) These objectives assume exchange rates at December 2022 and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the same TEV and free surplus methodology will be applicable over the period and no material change to the economic assumptions.
(3) In our segmental disclosure, the tax on our life joint ventures in Mainland China and Malaysia (the Takaful business) and on our associate in India is included within the 'Growth markets and other' segment.
(4) Adjusted release of CSM reflects an adjustment to the release of CSM figure as shown in note C3.2 of the IFRS financial results of $(4) million (2024: $(19) million) for the treatment adopted for adjusted operating purposes of combining losses on onerous contracts and gains on profitable contracts that can be shared across more than one annual cohort. See note B1.3 to the IFRS financial results for more information.
(5) See note II of the Additional financial information for definition and reconciliation to IFRS balances.
(6) Holding company cash and short term investments in Group head office companies.
(7) Subject to Hong Kong Insurance Authority approval.

Delivering through our multi-market growth engines

The following commentary provides an overview of each of the Group's segments, together with a discussion of their 2025 financial performance.

Unless otherwise stated, we discuss our performance on a constant currency basis. The definitions of the key metrics we use to discuss our performance in this report are set out in the 'Definitions of performance metrics' section later in this document, including, where relevant, references to where these metrics are reconciled to the most directly comparable IFRS measure.

Hong Kong

	Actual exchange rate			Constant exchange rate
	2025	2024	Change	Change
APE sales ($m)	**2,221**	2,063	8%	8%
New business profit ($m)	**1,221**	1,091	12%	12%
New business margin (%)	**55**	53	2ppts	2ppts
Adjusted operating profit ($m)	**1,219**	1,069	14%	14%
Adjusted operating profit after tax ($m)	**1,126**	971	16%	16%
IFRS profit after tax ($m)	**1,333**	851	57%	57%

In Hong Kong, Prudential is supported by a strong brand, a well-established agency force and a product suite designed to meet customers' evolving health, protection and long-term financial needs across life stages. Hong Kong is a high-income market and exhibits sustained demand for comprehensive solutions spanning medical protection, wealth accumulation, retirement and legacy planning.

Our multi-channel distribution model is anchored by a high-performing agency force and a longstanding bancassurance partnership with Standard Chartered Bank, complemented by a selective presence in the broker channel. This positions us well to capture growth across the domestic and Mainland China visitor segments, including an expanding local customer base driven by net migration of skilled professionals. We remain focused on high-quality, capital-efficient new business, underpinned by disciplined sales practices and an emphasis on health and protection-led propositions.

Hong Kong plays a pivotal role in serving Mainland China visitors seeking currency and asset diversification, professional financial advice and access to high-quality healthcare and complex protection products. Demand for Hong Kong-based long-term savings and protection solutions remains resilient. Supported by our presence across all cities in the Greater Bay Area, including Macau, we are well placed to serve customers across one of the region's most significant economic hubs.

We continued to innovate during 2025, with several market-first solutions. Key launches included Entrust, a pioneering trust-like multi-currency savings proposition, and Encash, a first-in-market whole-life hospital cash and long-term savings solution. We also launched Prime Vantage Prestige Protector, a tailored protection solution for high-net-worth customers, strengthening our presence in a strategically important segment.

Our commitment to building an inclusive, high-performance culture was validated through Prudential Hong Kong being recognised as one of the 'Best Companies to Work for in Asia' for the fourth consecutive year.

Financial performance

Hong Kong delivered another year of strong and broad-based growth in 2025. New business profit increased by 12 per cent to $1,221 million, supported by 8 per cent growth in APE sales and a 2-percentage-point expansion in margin. This reflected our continued focus on quality, as well as the continuing benefits of repricing actions. New business profit grew from both domestic and Mainland China visitor segments.

The agency channel delivered a 9 per cent increase in new business profit. Quality recruitment of new agents helped lift average monthly active agents by 12 per cent. We also saw growth in the productivity of MDRT-qualified agents, underscoring the strength and quality of our agency force.

The bancassurance channel generated an increase in new business profit of 25 per cent year-on-year, underscoring the strength of our long-standing partnerships. This strong performance was supported by record sales through SCB, where a favourable improvement in product mix contributed to an increase in margin for new business from the bancassurance channel.

Prudential is a market leader in health and protection. Our innovative health solutions launched in 2024 and 2025 fuelled a 44 per cent increase in health APE sales, demonstrating our strong capability to meet rising customer demand for comprehensive protection and wellness offerings.

In Hong Kong, adjusted operating profit was $1,219 million, up 14 per cent, as we continued to benefit from the ongoing growth in new business. This growth, together with favourable economics, led to a higher release from the CSM compared with 2024. The net investment result, a large component of which is net investment earnings on shareholder assets, was marginally lower, reflecting (as was the case at half year) significant remittances to the centre from strong levels of local capital surplus.

The IFRS profit after tax for our Hong Kong business was $1,333 million, up 57 per cent compared with 2024. As well as the double-digit growth in adjusted operating profit, Hong Kong benefitted from bond gains on shareholder assets exceeding long-term expectations as interest rates fell. This compared with interest rises in 2024 that led to asset returns being below long-term expectations.

Indonesia

	Actual exchange rate			Constant exchange rate
	2025	2024	Change	Change
APE sales ($m)	**258**	262	(2)%	2%
New business profit ($m)	**118**	110	7%	11%
New business margin (%)	**46**	42	4ppts	4ppts
Adjusted operating profit ($m)	**250**	268	(7)%	(3)%
Adjusted operating profit after tax ($m)	**198**	218	(9)%	(6)%
IFRS profit after tax ($m)	**224**	181	24%	29%

In Indonesia, we are among the top three life insurers[1] across the combined conventional and Syariah markets.

2025 saw a challenging period for the Indonesian life insurance industry, including civil unrest in the third quarter. Despite these headwinds, Prudential recorded 2 per cent growth in APE sales and 11 per cent growth in new business profit, demonstrating our strong operational resilience and ability to successfully navigate a challenging environment.

We continue to diversify our distribution, with our agency channel maintaining its market-leading position, and our bancassurance channel achieving record APE sales.

We remain proactive in managing the significant challenges in the health market due to rising medical inflation. We continue to strengthen the resilience of our health portfolio through disciplined repricing and through the expansion of our Priority Hospital Network to improve cost efficiency and elevate care standards. We are also improving our agency capability to deliver higher-quality health solutions.

The focus on customers alongside enhanced purchasing and service experiences, including new digital servicing features, helped improve customer satisfaction in the year with an improved rNPS.

Our dedicated Syariah entity, Prudential Syariah Indonesia, delivered a strong performance in 2025 and is now the number one Syariah life insurer in Indonesia by volume of APE sales. Our partnership with BSI, the largest Syariah bank in the country with 20 million customers, delivered a strong performance in its first year of operations. We continue to successfully develop the BSI partnership, with activation of the in-branch referral model across all of BSI's priority branches and top-tier retail branches. We anticipate that our partnership with BSI will be a meaningful driver of future growth, with sales activity expected to build progressively through 2026.

Financial performance

Overall new business profit grew 11 per cent in 2025 compared with the prior year. Margins expanded by 4 percentage points compared with the prior period. This was driven by management actions including prudent medical repricing and a shift towards higher margin traditional products, as we continue to diversify our product mix.

Our agency business successfully navigated the challenging environment in the third quarter and ended the year on a positive note. New business profit per active agent increased by 18 per cent compared with 2024, supported by the strategic shift to high margin traditional and health and protection products. There has been continued focus on optimising the number of active agents and enhancing recruitment quality. Overall new business profit was up 6 per cent compared with the prior year.

Strong sales via the bancassurance channel led to a 53 per cent growth in new business profit, driven by strong momentum in investment-linked products through both SCB and UOB, as well as a promising contribution from our new partnership with BSI.

The adjusted operating profit for Indonesia for 2025 was $250 million (2024: $258 million on a constant exchange rate basis). This was marginally lower than the prior year, reflecting the investment in capabilities within our Syariah business, as we operationalise our new bancassurance partnership with BSI and the shift in product mix towards longer-duration products. The profit from these products is higher overall but spread over a longer period, dampening the release from the IFRS CSM in the short term.

The IFRS profit after tax in 2025 was up 24 per cent (on an actual exchange rate basis) to $224 million, with the small decline in adjusted operating profit more than offset by the benefit of falling interest rates on shareholder assets increasing net investment return in the year. This is compared to a loss in the prior year when interest rates rose.

Mainland China – CITIC Prudential Life (CPL)

	Actual exchange rate			Constant exchange rate
	2025	2024	Change	Change
APE sales ($m)	**621**	464	34%	34%
New business profit ($m)	**282**	221	28%	27%
New business margin (%)	**45**	48	(3)ppts	(3)ppts
Adjusted operating profit ($m)	**411**	363	13%	13%
IFRS (loss) profit ($m)	**(24)**	159	n/a	n/a

Amounts included in the table above represent the Group's 50 per cent share.

Prudential's life business in Mainland China, CITIC Prudential Life (CPL), is a 50/50 joint venture with CITIC, a leading Chinese state-owned conglomerate. CPL operates with an extensive footprint across 23 branches, covering 102 cities in Mainland China. In 2025, CPL celebrated its 25th year of operation.

CPL benefits from the strong brands of both shareholders with a multi-distribution platform that offers a diverse set of products to meet customers' needs. The business focuses on the affluent segments of the market where individuals typically have more resilient personal income levels, and are still significantly underpenetrated.

We have a high-quality agency force as well as an extensive network of 59 bancassurance partners with 850 active physical bank branches across Mainland China. The broad reach of our banking partners and the strong capabilities of our agency business in the affluent segments enable CPL to access customer groups with high potential to generate sustainable, high-quality new business growth. We continued to prioritise quality agent recruitment and deepen penetration within our bank partners' customer bases.

We expect this growth to be driven primarily by health and protection, long-term policyholder participating savings products and pensions. The business remains focused on delivering sustainable, high-quality growth, supported by disciplined risk management in a prolonged low interest rate environment in Mainland China.

In 2025, our business in Mainland China has continued to evolve in response to supportive regulatory developments and interest rate volatility. CPL maintained its disciplined focus on delivering high-quality new business as we actively rebalance our product mix from non-participating to participating solutions. At the end of 2025, CPL's local comprehensive solvency ratio stood at 209 per cent, well in excess of regulatory requirements. In January 2026 CPL issued RMB5 billion of perpetual debt.

Exposure arising from the Group's net investment position is actively managed, including the use of derivative instruments to reduce sensitivity to further downward movements in interest rates. With initiatives underway to enhance the quality and resilience of the franchise, the Group is well positioned to capture opportunities from the supportive demographics with rising wealth and an ageing population expected to increase demand for savings and protection over time.

Financial performance

CPL grew new business profit by 27 per cent in 2025 compared with the prior year, with an increasing proportion of participating business in our sales mix. Overall, APE sales grew by 34 per cent, with very strong momentum in the second half and including sales to around 87,000 new-to-Prudential customers.

CPL's agency channel delivered a 9 per cent reduction in new business profit for 2025 overall. However, CPL continued its transformation journey with quality recruitment and development generating momentum in the second half of 2025. Encouragingly, agency new business profit increased by 11 per cent in the second half of 2025 compared with the same period in 2024. We continue to develop our high-quality agency force, with a 14 per cent increase in new agency recruits and a 7 per cent increase in the number of active agents compared with the prior year.

In the bancassurance channel, CPL delivered an increase in new business profit of 59 per cent, supported by a strong focus on productivity. Our partnership with CITIC Bank continued to strengthen, and we accelerated sales momentum by focusing on their top 50 outlets, driving stronger execution and productivity. Our deeper collaboration with the private banking segments of our bank partners supported greater engagement with high-net-worth customers and we achieved a 7 per cent increase in active branches. Overall, all our top ten partners delivered double to triple-digit APE sales growth in the period.

The adjusted operating profit before tax for CPL was $411 million, 13 per cent higher than the prior year. Our focus on quality new business helped reduce the level of losses on contracts that IFRS defines as onerous as compared with 2024. Higher asset levels as the business grew helped increase net investment returns, albeit this was partially offset by actions to derisk the investment portfolio. A higher adjusted operating profit was more than offset by an increase in losses arising from short-term market movements. While interest rates marginally increased in 2025, the small benefit arising from a higher discount rate was more than offset by the impact on the discount rate of credit spreads narrowing. After allowing for these market-related losses, CPL generated a small IFRS loss for the year of $(24) million. This amount is recorded before any related tax, which under the Group's segment definition is recorded under the 'Growth markets and other' segment.

Malaysia

	Actual exchange rate			Constant exchange rate
	2025	2024	Change	Change
APE sales ($m)	**436**	406	7%	–
New business profit ($m)	**118**	105	12%	5%
New business margin (%)	**27**	26	1ppts	1ppts
Adjusted operating profit ($m)	**410**	338	21%	14%
Adjusted operating profit after tax ($m)	**320**	264	21%	14%
IFRS profit after tax ($m)	**325**	296	10%	3%

Prudential is a leading life insurer in the Malaysia conventional market and the largest Takaful operator[1], making Prudential the largest life insurance provider in the country[1]. It has built its success on a multi-channel distribution platform.

Our bancassurance business maintained its number one position in the market with a 21 per cent share. Meanwhile, our agency business demonstrated strong growth in recruits and active agents in the latter part of the year, with the number of agents qualifying for MDRT status increasing by 7 per cent from the prior year.

Recognising society's evolving needs, we introduced innovative legacy planning and investment products in 2025, which have experienced rapid growth and adoption within our target customer segment.

The health insurance market in Malaysia continues to experience persistent increases in medical inflation, driven by rising treatment costs and higher rates of hospital admission. Against this backdrop, we have taken a leading role in addressing these pressures to ensure the long-term sustainability of our health portfolio. We continue to take action to ease the impact on customers by both operating a structured and consistently applied approach to repricing and tackling the underlying drivers of cost escalation. As part of these efforts, we have advanced our use of technology to strengthen claims management and operational effectiveness.

Our strategic focus on disciplined health management has also enabled us to respond quickly to the industry guidance issued by Bank Negara Malaysia, which places caps on premium increases. The capabilities we have built—particularly in cost analytics, portfolio quality, and digital enablement—position us well to navigate these regulatory changes while preserving our competitiveness. This is reflected in the continued strengthening of our health margins, underpinned by an improving profile mix despite the challenging operating conditions.

As at 31 December 2025, Prudential owned 51 per cent of the ordinary shares of the holding company of PAMB (with 100 per cent share included in the operating statistics shown above consistent with the Group's policy for subsidiaries) and a 49 per cent share in the Takaful joint venture. In January 2026 Prudential increased its holding in the shares of the holding company of PAMB to 70 per cent.

Financial performance

In 2025, the business delivered 5 per cent growth in new business profit. Following a decline in the first half of the year, the business demonstrated strong performance in the second half with new business profit increasing by 21 per cent compared with the same six month period in 2024. Margins expanded in the year by 1 per cent primarily due to improved product mix supported by the introduction of new targeted high margin products.

Overall, agency new business profit reduced by (2) per cent, reflecting a fall in overall volume due to lower number of active agents, especially in the first half of the year. Agency distribution faced material disruption throughout the first half of the year due to overall market sentiment arising from medical repricing. By adopting a rigorous, recurring repricing regime, we have been able to limit pricing increases. Our agency channel rebounded strongly in the second half of 2025, with the new business profit up 45 per cent on the first half of the year, and 10 per cent greater than the second half of 2024. The growth was driven by targeted product launches, strong recruitment growth and robust on-the-ground activation of agents. The business is positioned well to carry this strong momentum of increased recruitment, activation and growing MDRT qualification in 2026.

New business profit in the bancassurance channel increased by 21 per cent in 2025, with the second half of 2025 growing by 26 per cent compared with the same period in 2024. Our performance was driven by effective collaboration with our bank partners including SCB UOB and Bank Simpanan Nasional (BSN). The SCB partnership delivered record growth, driven by a successful revamp of our insurance specialist model to accelerate protection sales. The launch of two new innovative individual life plans, focused on legacy and savings, helped the UOB partnership record strong growth. BSN also delivered growth in new business profit for our Takaful joint venture, driven primarily by the sale of attractively priced life products. New business margin in the bancassurance channel improved year-on-year, reflecting our ongoing efforts to optimise our product portfolio to drive value.

The adjusted operating profit for our business in Malaysia increased by 14 per cent to $410 million, as the business grew and our actions to improve our claims management and operational effectiveness led to reduced operating variances.

The IFRS profit after tax for our business in Malaysia increased from $296 million to $325 million (on an actual exchange rate basis), driven by the increase in adjusted operating profit. Overall short-term market movements were a small positive, albeit smaller than the prior year.

Singapore

	Actual exchange rate			Constant exchange rate
	2025	2024	Change	Change
APE sales ($m)	**938**	870	8%	5%
New business profit ($m)	**436**	419	4%	2%
New business margin (%)	**46**	48	(2)ppts	(2)ppts
Adjusted operating profit ($m)	**706**	693	2%	0%
Adjusted operating profit after tax ($m)	**603**	594	2%	(1)%
IFRS profit after tax ($m)	**966**	566	71%	67%

We remain among Singapore's leading providers of health and protection, savings and investment-linked solutions[1]. We have a top three market share and more than 90 years of local presence. Our business operates multi-channel distribution across agency, financial advisers and bancassurance. Strategic partnerships with UOB and Standard Chartered Bank broaden our access to retail and commercial banking customers and high-net-worth individuals.

We continue to meet evolving customer needs across life stages: expanding comprehensive health and retirement offerings for affluent customers; maintaining a strong position in the integrated Shield market alongside partnerships with healthcare and technology providers; and enhancing investment-linked propositions, including a greater choice of ESG-themed funds for younger customers.

Our agency force retained its leading position in the market while Prudential Financial Adviser (PFA), established in 2023, grew its advisory force by over 18 per cent in 2025. PFA offers holistic wealth and general insurance alongside our core solutions.

Our Singapore business again earned external recognition, ranking No.1 Insurer in The Straits Times Singapore's Best Customer Service survey for the third consecutive year.

Financial performance

Our Singapore business delivered 2 per cent growth in new business profit in 2025. The second half of 2025 saw strong APE sales momentum, with APE sales up 19 per cent, reversing the 7 per cent reduction seen in the first half. Overall APE sales were up 5 per cent year-on-year as we continue to innovate to meet customer needs across channels. In particular, we expanded our wealth offerings in Singapore to cater for different needs. Our drive for innovation was demonstrated by the launch of a first-in-market index-linked whole life and endowment participating plan, which provides potential upside from index growth while safeguarding customers' savings from market downturns. This sales mix shift towards the savings and wealth segment and more moderate repricing compared to 2024 contributed to a 2 percentage point reduction in new business profit margin to 46 per cent.

The second half momentum was driven by agency, with APE sales growing 27 per cent compared with the same period in the prior year. Agency productivity, as measured by new business profit per active agent increased by 4 per cent in the year, and average case sizes increased by 17 per cent. Within our agency business, we continue to grow and develop PFA in order to expand our wealth offerings. We are also continuing to build on our high-performing agency channel with a focus on driving active agent numbers and productivity. The strength of our advisors was demonstrated by the over 1,350 agents that qualified for MDRT status in the year. Overall agency new business profit was up 3 per cent in 2025.

New business profit in our bancassurance business was broadly flat compared to 2024, due to volume challenges offset by positive product mix effects. A multi-pay Indexed Universal Life Plan was launched, building on the success of the single-premium version introduced in 2024. This product continues our focus on serving the high-net-worth segment by helping clients accumulate and protect their wealth while creating a lasting legacy for future generations. We also embarked on a new strategic partnership with CIMB bank in the fourth quarter to further expand our customer base.

Looking ahead, we remain very well positioned in Singapore with a market-leading, multi-channel franchise. We continue to lead the market in terms of health new business, and we now have a comprehensive range of products for the high-net-worth segment across our channels.

Adjusted operating profit for our business in Singapore was broadly flat when compared to 2024. Increased operating earnings from growth in the underlying business was offset by headwinds from economic movements impacting the level of losses that IFRS defines as onerous.

The IFRS profit after tax for our Singapore business was $966 million, 71 per cent higher than 2024 on an actual exchange rate basis. As well as the benefit from a strengthening of the local currency compared to the US dollar, falling interest rates have led to gains on bonds backing shareholders' equity and increases to the future profit expected from our health and protection contracts, which are classified as general measurement model contracts under IFRS. 2024 saw unfavourable short-term market movements following increases in interest rates.

Growth markets and other

	Actual exchange rate			Constant exchange rate
	2025	2024	Change	Change
APE sales ($m)	**2,187**	2,137	2%	0%
New business profit ($m)	**667**	580	15%	12%
New business margin (%)	**30**	27	3ppts	3ppts
Adjusted operating profit ($m)	**614**	688	(11)%	(11)%
Adjusted operating profit after tax ($m)	**491**	531	(8)%	(8)%
IFRS profit after tax ($m)	**535**	503	6%	6%

Our growth markets and other segment incorporates our life businesses in Taiwan, a number of markets in the ASEAN region: Thailand, Vietnam, the Philippines, Cambodia, Laos and Myanmar, as well as those in India and Africa.

Our growth markets and other segment delivered new business profit of $667 million, representing growth of 12 per cent over the prior year.

The increase in new business profit was driven by an improvement in margins, with favourable product mix effects, on overall stable APE sales. New business profit growth was led by Taiwan and Thailand and was partially offset by falls in Vietnam, given the challenges in that market.

The adjusted operating profit for the segment was $614 million compared with $689 million in 2024 on a constant exchange rate basis. While we saw growth in many of our markets this was offset by a decline in adjusted operating profit in Vietnam. In addition we incurred start-up costs in our new India health entity and saw reduced interest income being earned by the insurance holding companies in this segment.

The adjusted operating profit measure (and IFRS profit after tax) for the 'Growth markets and other' segment includes the tax charge on the profits/losses for the three life joint ventures and associates in Mainland China, India and Malaysia (Takaful business), respectively. The level of tax charge from joint ventures and associates included in adjusted operating profit is $(9) million higher than that incurred in 2024.

Overall short-term market movements generated a small benefit in 2025, as compared with a small negative in 2024, and after allowing for this total IFRS profit after tax increased 6 per cent on an actual exchange rate basis to $535 million.

A detailed discussion of new business performance by key businesses is presented below.

Africa

Prudential Africa operates in 5 key markets with access to a population of around 400 million. We exited the businesses in Cameroon, Cote d'Ivoire and Togo during the year. APE sales for the 5 remaining markets grew by 24 per cent in 2025, with all five of our markets growing as did both our agency and bancassurance channels. Our agency business saw an increase in both monthly average active agents and in agents qualifying for MDRT status. Our bancassurance channel benefits from over 25 bank partnerships with access to over 950 branches. The franchise ranks in the top 5 in 3 of its markets with number-one rankings in Uganda and Zambia. Nigeria and Kenya, though we are currently not in the top 5, offer tremendous growth opportunities. Strong growth in agency in both of these markets and operationalisation of the SCB distribution deal in Kenya in 2025, position these markets well for future growth. In addition we successfully completed the integration of the Zenith life business in Nigeria.

India

ICICI Prudential Life, in which we maintain a 22 per cent shareholding, remains one of India's leading private-sector life insurers, with a top 5 position amongst private life insurers. It is listed on both the National Stock Exchange and the Bombay Stock Exchange and as at 31 December 2025 had a market capitalisation of $10.5 billion. Its broad and well-established distribution capabilities provide access to a wide customer base across key segments, supporting the business's long-term growth trajectory. APE sales in India declined (2) per cent for the full year, following strong growth in 2024. The year ended well with year-on-year APE sales growth in the last quarter of 2025, including strong growth of protection products. The increase in protection sales, particularly in the retail channel, combined with other beneficial product mix effects, helped margins improve compared to the prior year. The bancassurance channel grew in the period, reflecting an increase in both the number of partners and productivity.

The Philippines

Our business in the Philippines continues to lead the industry by market share. Challenges in recruitment and activation of new and mid-tier agents led to a lower number of overall active agents in 2025. As a consequence, APE sales were lower than the prior year.

We have seen positive traction with product offerings for affluent customers with new product launches proving popular with customers in this segment and the agents who serve them. Favourable product mix effects supported margins and agent productivity. We continue our efforts to focus on quality agency recruitment and developing our existing agency force and saw an increase in the number of our agents qualifying for MDRT status.

Taiwan

Taiwan is an attractive insurance market, supported by high GDP growth and a population of circa 23 million. Prudential grew APE sales by 5 per cent in the year, building on the strong prior-year performance and helping us to retain our position as the number one foreign insurer in the market. New business profit increased, supported by positive product mix effects.

Our participating savings product suite remains a core competitive advantage in meeting customers' long-term savings needs. We continue to build on our record of product innovation by tailoring our participating product to the savings and protection needs of different customer segments and distribution partners. In 2025 we introduced a new medical solution that combines health and mortality protection.

Our multi-channel strategy remains central to our distribution strength. Both the bancassurance and brokerage channels delivered APE sales growth during the year. We successfully onboarded new partners and deepened collaboration with existing partners through customised campaigns and targeted offerings. This was supported by the awarding of a twAAA rating in the year by Taiwan Ratings.

Thailand

In Thailand, we continue to focus on our bancassurance channel, complemented by other distribution channels including digital, agency, direct marketing and brokerage. Overall APE sales increased by 9 per cent. During 2025 we introduced several new products including a market-leading whole-of-life participating product that supports high-net-worth and affluent clients with their wealth succession and wealth transfer goals. The increase in APE sales, together with positive channel mix effects, led to increased new business profit in the period.

Our bancassurance channel grew APE sales compared with the prior year, and we retained our top three position[1] in bancassurance sales in the market. We responded to lower interest rates by increasing our focus on participating and health and protection products, as part of a strategic initiative to broaden our customer propositions and protect the portfolio from interest rate risks.

Vietnam

APE sales in Vietnam materially declined in 2025, in both the agency and bancassurance channels. The local industry continues to face disruption, including recent and ongoing regulatory change. Reflecting this reduction in volume, overall new business profit declined. However, our focus on quality led to an improvement in new business profit margins. In our agency business, we have acted early to ensure compliance with regulatory changes ahead of the deadline, and we continue to invest in our agency force to support our long-term quality growth ambitions. In the bancassurance channel, we continue to work closely with our partners to drive quality sales, rather than market share. For example, through our partnership with Vietnam International Bank, we have implemented key initiatives that not only align with, but in some areas go beyond, the requirements of Vietnam's new insurance law.

We believe that the market will regain growth momentum as customer confidence is restored. We continue to believe that, in the medium and longer term, there is significant opportunity to meet the structural demand for savings and protection solutions due to the low market penetration rate and a significant protection gap.

Eastspring

	Actual exchange rate			Constant exchange rate
	2025	2024	Change	Change
Total funds under management ($bn)	**277.7**	258.0	8%	4%
Adjusted operating profit ($m)	**329**	304	8%	9%
Fee margin based on operating income (bps)	**30**	30	–bps	–bps
Cost/income ratio (%)	**52**	52	–ppts	–ppts
IFRS profit after tax excluding corporate transactions ($m)	**305**	275	11%	12%
IFRS profit after tax ($m)	**1,633**	264	519%	528%

Eastspring is the Group's asset management business. It is well positioned with one of the widest footprints in Asia through our operations in 10 key markets, of which we have top 10 positions in six. With around 400 investment professionals, Eastspring provides tailored advice and bespoke solutions to its client base which comprises third-party clients, both retail and institutional accounts, and the Group's insurance entities.

Eastspring currently manages and advises on funds of $277.7 billion (referred to as funds under management or FUM), including $174.5 billion of funds on behalf of Prudential plc. Adjusted operating profit before tax grew by 9 per cent, while our cost/income ratio stayed flat against prior year. Total net inflows (including money market funds) were $16.0 billion (2024: $12.8 billion).

Strengthening our momentum

2025 was characterized by continued volatility in global markets and equity markets were generally higher at the end of the year than at the beginning. During a period which saw global trade tariff policy changes, persistent inflation and geopolitical tensions, Eastspring proactively advised its clients, increased engagement, and guided investors through fast-moving market and policy shifts.

The ability to navigate uncertainty is underpinned by deep investment expertise, synergies with Prudential Life companies, and continued investment in capabilities. Together, these strengths enable us to deliver excellence for clients across market cycles.

Investments: At year end, 74 per cent of FUM outperformed their benchmark over one year (31 December 2024: 60 per cent) and 65 per cent of FUM outperformed their benchmark over three years (31 December 2024: 61 per cent). While performance in the first half was marginally impacted by market reactions to 'Liberation Day', our disciplined risk management and agility in capturing positive market momentum have positioned us ahead of benchmarks across key strategies:

- Fixed Income strategies continue to outperform, supported by an enhanced focus on risk management and portfolio construction. This consistency underscores our ability to navigate volatility while delivering value for clients.
- Equities delivered solid performance. In recent years, we have broadened our Asian strategies to include Value, Growth, Income and Quant approaches. This diversification helps reduce cyclical volatility in performance.
- Multi-asset strategies continue to make gains. We've developed diversified income-focused solutions that offer clients a balanced approach to investment markets. We have also enhanced risk mitigation overlays to guard against sudden market downturns and focused on strengthening governance and performance oversight frameworks.

Our expertise was further recognised with 54 industry accolades during the year, including Best Asia Pacific (ex-Japan) Local Currency Fixed Income Manager at the Citywire Asia Asset Management Awards 2025, and Best Fund Provider for Asia Pacific Equity at the Asian Private Banker Asset Management Awards.

Distribution: A cornerstone of maintaining long-term relationships with our clients is understanding clearly what they value from an institutional investment firm and investment advisor. This includes co-creating solutions and specialist products that meet their specific needs and taking into account market conditions. In 2025, this led to us revising our suite of high conviction strategies.

We also made significant progress in expanding our book of clients across both institutional and retail sectors:

- Institutional: Demand from global institutions continued to grow in 2025, particularly for our Japan and Global Emerging Market (GEM) strategies. We also achieved a significant milestone in Singapore with our selection for the MAS' Equity Market Development Programme (EQDP) mandate.
- Retail: We deepened partnerships with leading regional and local banks across Singapore, Indonesia, Thailand, and Taiwan, broadening access to our investment capabilities.

Complementing these efforts, our 2025 flagship 'Think Asia. Think Active.' campaign further elevated Eastspring's visibility and positioned us strongly as the partner of choice for active investing in Asia.

Joint ventures: As at 31 December 2025, Eastspring FUM includes $43.9 billion from our remaining 35 per cent share in IPAMC and $13.8 billion from our 49 per cent share in funds managed by CITIC–Prudential Fund Management Company Limited (CPFMC) in China.

In China, CPFMC's fixed income and active equity strategies outperformed, with the CITIC Prudential Wenyue Bond fund ranking in the top 1 per cent of the industry and the CITIC Prudential Xinxuan fund ranking in the top 4 per cent of the industry. Distribution momentum continued, generating over $1.2 billion in flows during the year.

Focused execution

In 2025, we focused on three strategic priorities:

- Scaling third-party business to serve a broader base of institutional and retail clients;
- Strengthening the partnership with Prudential Life companies to serve evolving insurance needs underpinned by competitive and consistent investment performance; and
- Transforming our operating model to develop an efficient and integrated enterprise model that increases operating leverage and supports the long-term growth of the company.

As part of our focus on markets where we can deliver the greatest value, we completed the sale of Eastspring Investments Korea in the first half of 2025. This allows us to concentrate on the 10 markets where our pan-Asian investment capabilities and distribution network are strongest.

In December 2025 we also completed the IPO of IPAMC, crystallising value for the Group's shareholders, and reduced our stake from 49 per cent to 35 per cent, which will be reflected in a reduced share of profits from 2026.

Investing in capabilities

Asia remains one of the most compelling long-term opportunities globally, supported by a large, growing and increasingly affluent population. Investors are rotating capital to Asia, seeking diversification amid macroeconomic divergence and policy uncertainty in other parts of the world. Asia-Pacific (APAC) alone is expected to drive up to 38 per cent of global net new flows by 2027[2], underscoring the scale of the opportunity ahead.

Eastspring is well positioned to capture this opportunity. With a wide Asian footprint, deep local insights, and one of the largest Asia-based investment teams, we combine scale with expertise.

As we step into 2026, Eastspring is focused on areas where we have proven strengths and growth opportunities. We are enhancing our investment capabilities and innovating solutions to meet evolving client needs. By investing in our people and expertise, expanding client access, and strengthening our operating platform, we will create long-term value for clients and stakeholders.

Financial performance

	Actual exchange rate			Constant exchange rate
	2025	2024	Change	Change
	$m*	$m*	%	%
External funds under management ($bn)	**103.2**	109.4	(6)	(6)
Internal funds under management ($bn)	**127.5**	115.4	10	3
Internal funds under advice ($bn)	**47.0**	33.2	42	42
Total internal funds under management or advice ($bn)	**174.5**	148.6	17	11
Total funds under management or advice ($bn)	**277.7**	258.0	8	4
Total external net flows	**5,573**	5,824	(4)	(1)
Analysis of adjusted operating profit				
Retail operating income	**470**	414	14	14
Institutional operating income	**339**	333	2	1
Operating income before performance-related fees	**809**	747	8	8
Performance-related fees	**5**	–	n/a	n/a
Operating income (net of commission)	**814**	747	9	9
Operating expense	**(418)**	(385)	(9)	(7)
Group's share of tax on joint ventures' adjusted operating profit	**(67)**	(58)	(16)	(20)
Adjusted operating profit	**329**	304	8	9
Adjusted operating profit after tax	**305**	275	11	12
Average funds managed by Eastspring ($bn)	**271.7**	249.3	9	8
Fee margin based on operating income	**30bps**	30bps	–bps	–bps
Cost/income ratio	**52%**	52%	–ppts	–ppts

* Unless otherwise stated.

Eastspring's total FUM grew to $277.7 billion at 31 December 2025 (31 December 2024: $258.0 billion on an actual exchange rate basis), with average FUM across the year increasing 8 per cent compared with the prior year. This largely reflected net inflows from third parties and the Group's life business and positive market movements (including foreign exchange), partly offset by Eastspring FUM reductions from the listing of IPAMC's equity shares and the sale of Eastspring Investments Korea. Overall, managed assets remain well diversified across both clients and asset classes, with asset mix shifting marginally during 2025 from equity and fixed income to multi-asset.

Eastspring's adjusted operating profit grew 9 per cent in the year to $329 million, which includes a $27 million (2024: $22 million) net investment gain, reported within operating income before performance-related fees, on shareholders' investments including seed capital. Excluding the gains on shareholders' investments from both periods, adjusted operating profit was 8 per cent higher, in line with average FUM growth. Both cost/income ratio and fee margin stayed broadly constant with those recorded in 2024.

Notes

(1) As reported at full year 2025 unless otherwise specified. Sources include formal (eg competitors' results releases, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, retailed weighted received premium, full year premium or weighted first year premium) or gross written premium depending on availability of data. Hong Kong ranking based on APE sales. Rankings in the case of Mainland China, Taiwan and Myanmar are among foreign insurers, while for India they are among private companies. Markets based on nine months ended September 2025: Mainland China, Hong Kong, three months ended March 2025: PPMZ (Africa), full year 2024: Laos, Nigeria (Africa), Uganda (Africa), Zambia (Africa) and full year 2023: Ghana (Africa) and Kenya (Africa).

(2) Source: Broadridge APAC Quarterly Trends Report Q2 2025.

Agile and responsible risk management through advocating the interests of our people, customers, regulators and shareholders

1 Introduction

Prudential's Group Risk Framework, risk appetite and robust governance have enabled the business to manage and control its risk exposure throughout market volatility and uncertainty in 2025 to support the Group's strategy of delivering sustainable value for all our stakeholders. As Prudential focuses on executing its strategy across Asia and Africa, the Group-wide Risk and Compliance function has continued to provide advice, recommendations and assurance on risk and compliance matters. It also engages with Prudential's Group-wide supervisor, the Hong Kong Insurance Authority (Hong Kong IA), on critical activities, while overseeing the risks and implications to the ongoing business with the goal of ensuring that the Group remains within its approved risk appetite. Our risk strategy outlines four essential strategic pillars covering stewardship, agile and robust risk management, effective systems of governance and compliance, and a value-add mindset. This is also supported by three enablers, including standardisation and simplification of controls and processes, timely access to data and increased use of technology and analytics, and building capabilities at scale. The Group effectively leverages its risk management and compliance experience in more mature markets, applying it appropriately to its growth markets. The manner and extent of their application in specific businesses takes into account the specific risks and the extent of challenges under complex operating environments, and is reflective of opportunities, customer issues and needs, and local customs. Prudential will continue to take a holistic, coordinated and disciplined approach in managing the increasingly dynamic, multifaceted and often interconnected risks facing its businesses.

Below we explain how we manage risk, including through our risk governance framework and processes. We then describe the principal risks the Group faces, including how each principal risk is managed, followed by a detailed description of the specific risk factors that may affect our business, the Group and our stakeholders.

2 Risk governance

a. System of governance

Prudential has in place a system of governance that seeks to embed clear ownership of risk, together with risk policies and standards to enable risks to be identified, measured and assessed, managed and controlled, and monitored and reported. The Group Risk Framework, owned by the Board, details Prudential's risk governance, risk management processes and risk appetite. The Group's risk governance arrangements are based on the 'three lines' model. The 'first line' is responsible for taking and managing risk within the risk appetite, while the 'second line' provides additional challenge, expertise and oversight to support risk and compliance management, and the 'third line' provides independent assurance on the design, effectiveness and implementation of the overall system of internal control. The Risk and Compliance function reviews, assesses, oversees and reports on the Group's aggregate risk exposure and solvency position from an economic, regulatory compliance and credit ratings perspective.

The Group Governance Framework is reviewed regularly with the goal of ensuring that the framework remains fit for purpose and continues to support sound and prudent management and oversight of the Group's business. The Group also regularly reviews the Group Risk Framework and supporting policies, including sustainability policies, to ensure that sustainability considerations, which are integral to the wider Group governance, are appropriately reflected in processes and embedded within all business functions.

b. Group Risk Framework

The Group Risk Framework sets out the approach to managing risk within the Group and its subsidiaries and supports the implementation of the Group's Risk Strategy.

i. Risk governance and culture

Prudential's risk governance comprises the Board, organisational structures, reporting relationships, delegations of authority, roles and responsibilities, and risk and compliance policies that have been established to enable sound business decision-making in relation to control activities and risk-related matters. The Risk Committee leads the risk governance structure, supported by independent Non-executive Directors on the risk committees of the Group's material subsidiaries. The Risk Committee is responsible for approving changes to the Group Risk Framework and the core risk and compliance policies that support it, and has direct lines of communication to, and reporting and oversight of, the risk committees of the Group's material subsidiaries, as well as maintaining regular dialogue with the Chairs of major next-tier operating subsidiary risk committees. The chief risk officers of the Group's material subsidiaries and major next-tier operating subsidiaries also attend the Risk Committee meetings on a rotational basis.

The Group Risk Framework and underlying policies support sound risk management practices by requiring a focus on customers, longer-term goals and sustainability, the avoidance of excessive risk taking, and highlighting and addressing acceptable and unacceptable behaviours. This is supported by the inclusion of risk and sustainability considerations in performance management and remuneration for key executives; the building of appropriate skills and capabilities in risk management; and ensuring that employees understand and care about their role in managing risks through open discussions, collaboration and engagement. The Risk Committee has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

Fostering and overseeing the embedding of culture, including risk culture, is a responsibility of the Board, which recognises its importance in the way the Group conducts business. The Group has a set of fundamental values, referred to as 'The PruWay', that serve as the Group's guiding principles to ethical and authentic conduct, and apply equally to all members of Prudential.

Prudential's Code of Conduct and Group Governance Manual, supported by the Group's risk-related policies, are reviewed regularly. The Code of Conduct lays down the principles and guidelines that outline the ethical standards and responsibilities of the organisation and our people. Supporting policies include those related to regulatory compliance, anti-money laundering, sanctions, anti-bribery and corruption, counter fraud, conduct, conflicts of interest, confidential and proprietary information and securities dealing. The Group's Third-Party Supply and Outsourcing Policy requires that human rights and modern slavery considerations be taken into account for material supplier arrangements. Procedures to allow individuals to speak out safely and anonymously against unethical behaviours and conduct

violations are also in place. These together with our values encourage a culture of risk vigilance.

Sustainability is integral to the Group's risk culture. The Risk Committee supports the sustainability strategy by ensuring sustainability-related risks, including climate-related risks and opportunities, people, and culture are effectively managed. Further details on the Group's sustainability governance arrangements and strategic framework are included in the Group's 2025 Sustainability Report.

ii. The risk management cycle

The Group's risk management cycle refers to the ongoing process of identifying, measuring and assessing, managing and controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group's solvency needs are met at all times, as well as stress and scenario testing that also includes climate scenario analysis.

Risk identification

The Group identifies and manages principal and emerging risks in accordance with the Group-wide Supervision (GWS) regulatory framework issued by the Hong Kong IA and provision 28 of the UK Corporate Governance Code. The Group performs a robust assessment and analysis of principal and emerging risk themes through the risk identification process, the Group Own Risk and Solvency Assessment report, and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated, which in turn supports decision-making. Top-down and bottom-up processes are in place to support Group-wide identification of principal risks. The Group's principal risks, which are reported and managed by the Group with enhanced focus, are reviewed and updated on a regular basis.

An emerging risk identification framework also exists to support the Group's preparations in managing financial and non-financial risks expected to materialise beyond the business-planning horizon. The Group's emerging risk identification process recognises the dynamic materiality of emerging risk themes, whereby the topics and the associated risks that are important to the Group and its respective key stakeholders can change over time, often very quickly. This is often seen in connection with sustainability-related and technology-related risks, which can potentially impact the Group both financially and reputationally given evolving stakeholder expectations.

Risk measurement and assessment

All identified risks are assessed based on an appropriate methodology for that risk. Quantifiable risks which are material and mitigated by holding capital are modelled in the Group's internal model, which is used to determine the Group Internal Economic Capital Assessment (GIECA) with robust processes and controls on model changes. The GIECA model and results are subject to independent validation.

Risk management and control

The Group's control procedures and systems focus on aligning the levels of risk taking with the Group's strategy and can only provide reasonable, not absolute, assurance against material misstatement or loss. The Group's risk policies define the Group's appetite for material risks and set out the risk management and control requirements to limit exposure. These policies also set out the processes to enable the measurement and management of these risks in a consistent and coherent way, including the flows of management information required. Stress and scenario testing is also in place to assess the robustness of capital adequacy and liquidity, as well as to support recovery planning. This includes reverse stress testing, which requires the Group to ascertain the point of business model failure and is another tool that helps to identify the key risks and scenarios that may have a material impact on the Group. The methods and risk management tools employed to mitigate each of the Group's principal risks are detailed in section 3 below.

Risk monitoring and reporting

The Group's principal risks are highlighted in the management information received by the Risk Committee and the Board, which also includes key exposures against risk appetite and developments in the Group's principal and emerging risks.

iii. Risk appetite, limits and triggers

The Group aims to balance the interests of the broad spectrum of its stakeholders (including customers, investors, employees, regulators, communities and key business partners) and understands that a well-managed acceptance of risk lies at the heart of its business. The Group generates stakeholder value by selectively taking exposure to risks, mitigated to the extent it is cost effective to do so, and where these are an outcome of its chosen business activities and strategy. Those risks for which the Group has no tolerance are actively avoided. The Group's systems, procedures and controls are designed to manage risk appropriately, and its approach to resilience and recovery aims to maintain the Group's ability and flexibility to respond in times of stress.

Qualitative and quantitative expressions of risk appetite are defined and operationalised through risk limits, triggers and indicators. The Risk and Compliance function reviews the appropriateness of these measures at least annually. The Board approves changes to the Group's aggregate risk appetite and the Risk Committee has delegated authority to approve changes to the system of limits, triggers and indicators.

Group risk appetite is defined and monitored in aggregate by the setting of objectives for its capital requirements, liquidity and non-financial risk exposure, covering risks to stakeholders, including those from participating and third-party businesses:

1. **Capital requirements:** Limits on capital requirements aim to ensure that, in both business-as-usual and stressed conditions, the Group maintains adequate capital in excess of internal economic capital requirements and regulatory capital requirements, achieves its desired target credit rating to meet its business objectives, and avoids the need for supervisory intervention. The two measures in use at the Group level are the GWS and GIECA capital requirements.
2. **Liquidity:** The objective of the Group's liquidity risk appetite is to help ensure that appropriate cash resources are available to meet financial obligations as they fall due in both business-as-usual and stressed scenarios. This is measured using a liquidity coverage ratio, which considers the sources of liquidity against liquidity requirements under stress scenarios.
3. **Non-financial risks:** The Non-Financial Risk Appetite Framework is in place to identify, measure and assess, manage and control, monitor and report effectively on material non-financial risks across the business. The non-financial risk appetite is framed around the perspectives of its varied stakeholders, accounts for current and expected changes in the external environment, and provides limit and trigger appetite thresholds for non-financial risk categories across the Group's locations. The Group accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy, and aims to manage these risks effectively to maintain its operational resilience, and commitments to customers and all other stakeholders, and to avoid material adverse financial loss or impact to its reputation.

Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide additional defined points for escalation. The Risk Committee, supported by the Risk and Compliance function, is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with a view on the risk/reward trade-offs and the resulting impact to the Group's aggregated position relative to Group risk appetite and limits, including non-financial risk considerations.

Risk review continued

Identify

Risk identification covers Group-wide:

(a) Top-down risk identification
(b) Bottom-up risk identification
(c) Emerging risk identification

Measure and assess

Risks are assessed in terms of materiality. Material risks which are modelled are included and appropriately validated capital models.


Indentify
Measure and assess
Manage and control
Monitor and report
Risk Management
Risk governance and culture
Risk governance comprises the Board, organisational structures, reporting relationships, delegations of authority, roles and responsibilities, and risk and compliance policies.
A set of fundamental values (The PruWay) and Prudential's Code of Conduct serve as the Group's guiding principles for ethical and authentic conduct.
Business strategy
Our business strategy and business plan provide direction on future growth and inform the level of limits on solvency, liquidity and our key risks. The Risk and Compliance function provides input and opinion on key aspects of business strategy.
Capital management
Capital adequacy is monitored to help ensure that internal and regulatory capital requirements are met, and that solvency buffers are appropriate over the business planning horizon and under stress.
Stress and scenario testing
Stress and scenario testing is performed to assess the robustness of capital adequacy and liquidity, as well as to support recovery planning.

Monitor and report

Escalation requirements in the event of a breach are clearly defined. Risk reporting provides regular updates to the Board and the Risk Committee on exposures against Board-approved appetite statements and limits. Reporting also covers the Group's principal risks.

Manage and control

Risk appetite and limits allow for the controlled growth of the Group's business, in line with business strategy and plan. Processes that support the oversight and control of risks include:

1. The Risk and Control Self-Assessment process
2. The Own Risk and Solvency Assessment
3. Group-approved limits and early warning triggers
4. Large risk approval process
5. Global Counterparty Limit Framework
6. Crisis management/internal incidents management procedures
7. Stress and scenario testing, including reverse stress testing

3 The Group's principal risks

The delivery of the Group's strategy in building long-term value for all our stakeholders inevitably requires the acceptance of certain risks. The materialisation of any of these risks within the Group or in its joint ventures, associates or key third-party partners may have a financial impact and may affect the performance of products or services or the fulfilment of commitments to customers and other stakeholders, or could otherwise have an adverse impact on Prudential's brand and reputation.

This section provides a high-level overview of the principal risks faced by the Group, including the key tools used to manage each risk. A detailed description of these and other risks is presented under the heading 'Risk factors' below.

The Group's 2025 Sustainability Report includes further detail on the sustainability-related (including environmental, social and governance (ESG) and climate-related) risks which contribute to the materiality of the Group's principal risks detailed below.

Summary of principal risks

Risks to the Group's financial position

The global economic and geopolitical environment may impact the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility.

Risk type

- Global economic and geopolitical conditions
- Market risks to our investments:
  - Interest rate risk, including asset liability management (ALM)
  - Equity and other non-fixed interest asset risk
  - Currency risk
- Liquidity risk
- Credit risk

Risks from the nature of our business and our industry

These include the Group's non-financial risks such as operational and change delivery risks from significant transformation activities, risks related to regulatory compliance and legal, technology risks, risks associated with the Group's joint ventures and associates, and insurance risks, business concentration risks and customer conduct risks assumed by the Group in providing its products.

Risk type

- Non-financial risks:
  - Operational processes risk
  - Change delivery risk
  - Third-party management risk
  - Technology, data, and cyber security risk
  - Customer conduct risk
  - Regulatory compliance and legal risk
  - Model risk
  - Financial crime risk
  - Business continuity risk
- Insurance risks:
  - Medical claims inflation risk
  - Morbidity risk
  - Persistency risk
- Business concentration risk
- Risk associated with the oversight of the Group's joint ventures and associates

The Group's sustainability-related (including ESG and climate-related) risks

Sustainability-related risks refer to (a) environmental, social or governance issues, trends or events that could have a financial or non-financial impact on the Group, and/or (b) the Group's sustainability-focused activities, strategy and commitments that could have an external impact on the environment and wider society in which the Group operates.

Risk review continued

Risks to the Group's financial position

The global economic and geopolitical environment may impact the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility. Risks in this category include the market risks to our investments and the credit quality of our investment portfolio, as well as liquidity risk.

Global economic and geopolitical conditions

In 2025, Prudential continued to navigate a highly complex and rapidly evolving macroeconomic and geopolitical landscape marked by persistent uncertainties and potential challenges. Expectations entering the year for easing inflation and a potential rate-cutting cycle by the US Federal Reserve were disrupted by the escalation of protectionist trade policies, including in the US as well as by major trading partners. These, among other measures, have heightened macroeconomic uncertainty, geopolitical tension, and market volatility, while driving up import costs and fuelling inflationary pressures across markets, particularly in the US, where Treasury yields rose in Q2 2025 amid growing concerns over inflation and policy direction, before easing later in the year as the US Federal Reserve resumed monetary easing. Although US employment, household consumption and income growth were resilient, supported at least in part by an AI infrastructure-related investment cycle, trade policy uncertainty and higher trade barriers weighed on business sentiment and parts of the manufacturing and investment cycle. The broader implications for global growth remain uncertain, especially for countries materially impacted by these trade measures. The trajectory of interest rates remains volatile, shaped by the evolving stance of US economic policy and decisions from the US Federal Reserve, which reduced its policy rate by 75 basis points in total during 2025. This, coupled with evolving US protectionist policies, may exert pressure on borrower creditworthiness and business growth prospects. Moody's downgrade of the US sovereign rating in May 2025, resulting in the US losing its AAA credit rating from all three major credit rating agencies for the first time in a century, further underscores the fragility of the fiscal and policy landscape.

Mainland China continued to face its own set of economic headwinds in 2025, including slower economic growth, ongoing concerns in its property sector, subdued domestic private sector activity, and weakening customer demand, which continue to place downward pressure on its interest rates. These challenges, compounded by US protectionist measures and broader trade and technology frictions, increased uncertainty for Mainland China and other significant economic blocs. Although a temporary US-China tariff truce was agreed in May and high-level engagement resumed in October, elevated tariff levels and export controls continued to weigh on supply chains and regional trade, potentially constraining the growth outlook for both the broader Asian region and the global economy. These dynamics could further depress China government bond yields and increase the challenges of investment management in Mainland China.

Geopolitical tensions, notably US-China relations, and various conflicts, while varying in intensity and impact, may lead to further realignment and fragmentation risks within and between blocs and regions. Wars in Ukraine and the Middle East, alongside broader concerns about shipping security and sanctions risk, contributed to episodic disruptions to trade, supply chains, and commodities markets; any escalation or sustained tensions in these regions may lead to heightened market volatility, and materially higher energy costs and inflation, particularly for net oil-importing economies. In parallel, the US also pursued negotiations and preliminary framework agreements with a range of trading partners, including consultations with ASEAN economies on tariff and non-tariff measures, adding to fragmentation risk and broader geopolitical uncertainty.

Elevated market volatility and uneven global growth continue to pose risks to investment performance, especially if recessionary pressures materialise in key markets where Prudential operates. These macroeconomic and geopolitical developments are considered material to the Group and may increase operational and business disruption, regulatory (including sanctions) risks and financial market risks, thereby potentially impacting Prudential's sales and distribution networks. The potential impacts to the Group are included in sections 1.1 and 1.2 of the Risk factors.

Risk description	Risk management
Market risks to our investments	
(Audited) The value of Prudential's direct investments may be impacted by fluctuations in interest rates, equity and property prices, credit spreads, and foreign exchange rates. These risks are highly correlated to macroeconomic and geopolitical movements, together with government and central bank actions. Certain exposures, including alternative investments, may also be subject to higher valuation uncertainty and lower liquidity compared with public market assets. There is also potentially indirect impact through the value of the net equity of its joint ventures and associates. The Group's direct exposure to inflation remains modest. Exposure mainly arises through an increase in medical claims obligations, driven by rising medical prices as well as potential impact on customers from an affordability perspective. Medical inflation risk as well as challenges for insurers linked to affordability and existing challenges in persistency are detailed in the Insurance risks section below.	The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that the risk remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. The Group's market risks are managed and mitigated by the following: – The Group Financial Risk Policy; – The Group Capital and ALM Committee and Group ALM Policy; – Changes in asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate; – The Group Investment Committee and Group Investment Policy; – The Group Chief Investment Office, which is responsible for the formulation and execution of the company's investment strategies; – Hedging using derivatives, including currency forwards and swaps, bond forwards/futures, interest rate futures and swaps, and equity futures; – The monitoring and oversight of market risks through the regular reporting of management information; – Regular deep-dive assessments; and – The Group Crisis Management Procedure, which defines specific governance to be invoked in the event of a crisis such as a significant market, liquidity or credit-related event, cyber incident or staff safety issue.

Risk description	Risk management
Market risks to our investments continued	
Interest rate risk, including ALM Interest rate risk is driven by the impact of the valuation of Prudential's assets (particularly government and corporate bonds) and liabilities, which are dependent on market interest rates. The Group's risk exposure to rising interest rates arises from the potential impact to the present value of future fees for unit-linked businesses, such as in Singapore, Indonesia and Malaysia, as well as the impact to the present value of the future profits for accident and health products, such as in Hong Kong and Singapore. Exposure to higher interest rates also arises from the potential impact to the value of fixed income assets not attributed to policyholder liabilities, such as the assets in the shareholder funds. The Group's risk exposure to lower/decreased interest rates arises from the guarantees of some non-unit-linked products with a savings component, including the Hong Kong, Singapore, Taiwan and Mainland China's participating and non-participating businesses. This exposure results from the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets.	The Group Capital and ALM Committee is a management committee supporting the identification, assessment and management of key financial risks to the achievement of the Group's business objectives. It oversees ALM, solvency and liquidity risks of the local businesses as well as the declaration and management of non-guaranteed benefits for participating and universal life businesses. Local business units are responsible for the management of their own asset and liability positions, with appropriate governance in place. The objective of the local business unit ALM process is to meet policyholder liabilities with the returns generated from the investment assets held, while maintaining the financial strength of capital and solvency positions. The ALM strategy adopted by the local business units considers the liability profile and related assumptions of in-force business and new products to appropriately manage investment risk within ALM risk appetite, under different scenarios in accordance with policyholders' reasonable expectations, and economic and local regulatory requirements. Assessments are carried out on an economic basis which is consistent with the Group's internal economic capital methodology. Factors such as local regulations, the availability of assets, currency, duration, and diversifications are considered as appropriate. The Group's appetite for interest rate risk requires that assets and liabilities should be tightly matched for exposures where assets or derivatives exist that can cover these exposures. Interest rate risk is accepted where this cannot be hedged, provided that this arises from profitable products and to the extent that such interest rate risk exposure remains part of a balanced exposure to risks and is compatible with a robust solvency position. When asset and liability duration mismatch cannot be eliminated, it is monitored and managed through local risk and asset liability management committees and Group risk limits consistent with the Group's appetite for interest rate risk.
Equity and property investment risk The shareholder exposure to equity price movements arises from various sources, including from unit-linked products where fee income is linked to the market value of funds under management. Exposure also arises from participating businesses through potential fluctuations in the value of future shareholders' profits and where bonuses declared are based broadly on historical and current rates of return from the businesses' investment portfolios, which include equities. The material exposures to equity risk in the Group's businesses include Mainland China's exposure to equity risk through investments in equity assets for most of its products, including participating and non-participating savings products and protection and unit-linked products. The Hong Kong and Singapore businesses, and to a lesser extent, the Taiwan and Malaysia businesses, contribute to the Group's equity risk exposure due to the equity assets backing participating products. The Singapore, Indonesia and Malaysia businesses are also exposed to equity risk through their unit-linked products.	The Group has limited acceptance for exposures to equity risk from non-participating products if it is not rewarded for taking the equity risk. The Group accepts equity exposure that arises from future fees (including shareholder transfers from the participating businesses) but limits its exposure to policyholder guarantees by hedging against equity movements and guarantees where it is considered economically optimal to do so. Where equity risk is accepted, it is explicitly defined by the strategic asset allocation, as well as monitored and managed through local risk and ALM committees. Overall exposure to equity risk from the participating businesses is also managed through Group risk limits consistent with the Group's appetite for equity risk.

Risk review continued

Risk description	Risk management
Market risks to our investments continued	
Currency risk The geographical diversity of Prudential's businesses means that it is exposed to the risk of foreign exchange rate fluctuations. Prudential's operations generally write policies and invest in assets denominated in local currencies, but some entities within the Group write policies, invest in assets or enter into other transactions in the US dollar or other non-local currencies. This can lead to fluctuations in the Group's consolidated financial statements upon the translation of local operating results into the Group's presentation currency in the US dollar. Additionally, the Group is affected by exchange rate movements through changes in the value of remittances received from the local business units. This risk is further detailed in section 1.6 of the Risk factors.	The Group accepts the currency risk that emerges from profits retained locally to support the growth of the Group's business and the translation risks from capital being held in the local currency of the business to meet local regulatory and market requirements. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders' interest (i.e. remittances), this exposure is hedged if it is economically optimal to do so. The Group does not accept significant shareholder exposures to foreign exchange risks in currencies outside the local territory. Currency risk is managed by the Group Capital and ALM Committee through the implementation of asset allocation on funds which captures the exposure to non-locally-denominated assets.
Liquidity risk	
(Audited) Prudential's liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due, considered under both business-as-usual and stressed conditions. It includes the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact market conditions and valuation of assets in a more uncertain way than other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, where derivatives transactions require a sudden significant need of liquid assets or cash to post as collateral to meet derivatives margin requirements, or where redemption requests are made against funds managed for external clients (both retail and institutional). Liquidity risk is considered material at the level of the Group.	The Group has no appetite for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario. The Group has significant internal sources of liquidity sufficient to meet its expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. As at 31 December 2025, the Group had a total of $1.5 billion of undrawn committed facilities which expire in 2031 and a further $100 million that expire in 2029. Access to further liquidity is available through the debt capital markets and the Group's extensive commercial paper programme. Prudential has maintained a consistent presence as an issuer in the market for the past decade. A number of risk management tools are used to manage and mitigate liquidity risk, including the following: – The Group's Financial Risk Policy; – Regular assessment and reporting by the Group and business units of liquidity coverage ratios, which are calculated under both base case and stressed scenarios; – The Group's Liquidity Risk Management Plan; – The Group's Collateral Management Standard; – The Group's contingency plans and identified sources of liquidity; – The Group's ability to access the money and debt capital markets; – The Group's access to external committed credit facilities; and – The Group Crisis Management Procedure.

Risk description	Risk management

Credit risk

(Audited)

Invested credit risk is the potential for loss resulting from a borrower's failure to meet its contractual debt obligation(s) and arises from investments in debt instruments. Volatility in credit spreads can signal deteriorations in credit quality even though credit selection remains conservative and selective with the intention to hold to maturity. Counterparty risk, a type of credit risk, is the potential loss resulting from a counterparty that defaults on its contractual obligation(s) through financial transactions such as reinsurance arrangements, derivative contracts with third parties, and its cash deposits with banks. Invested credit and counterparty risks are considered material risks for the Group's business units.

The total debt securities at 31 December 2025 held by the Group's operations were $92 billion (31 December 2024: $73.8 billion). The majority (85 per cent, 31 December 2024: 84 per cent) of the portfolio are investments either held in unit-linked funds or that support insurance products where policyholders participate in the returns of a specified pool of investments[1]. The gains or losses on these investments will largely be offset by movements in policyholder liabilities[2]. The remaining 15 per cent (31 December 2024: 16 per cent) of the debt portfolio (the 'shareholder debt portfolio') are investments where gains and losses broadly impact the income statement, albeit short-term market fluctuations are recorded outside of adjusted operating profit.

- **Group sovereign debt:** Prudential invests in bonds issued by national governments. This sovereign debt holding within the shareholder debt portfolio represented 59 per cent or $8.2 billion[3] of the total shareholder debt portfolio as at 31 December 2025 (31 December 2024: 54 per cent or $6.3 billion). The particular risks associated with holding sovereign debt are detailed further in the disclosures in the Risk factors. The total exposures held by the Group in sovereign debt securities at 31 December 2025 are given in note C1 of the Group's IFRS financial statements.
- **Corporate debt portfolio[6]:** In the shareholder debt portfolio, corporate debt exposures totalled $4.9 billion of which $4.6 billion or 95 per cent were investment grade rated (31 December 2024: $4.9 billion of which $4.5 billion or 93 per cent were investment grade rated).
- **Financial sector debt exposure and counterparty credit risk:** The financial sector, especially banks, represents a material concentration in the Group's corporate debt portfolio which largely reflects the composition of the fixed income markets across the regions in which Prudential is invested. As such, exposure to the financial sector, particularly banks, is a key part of its core investments, considered to be a material risk for the Group, as well as being important for the hedging and other activities undertaken to manage its various financial risks.

At 31 December 2025:

- 94 per cent of the Group's shareholder portfolio (excluding all government and government-related debt) is investment grade rated[4]. In particular, 63 per cent of the portfolio is rated[4] A- and above (or equivalent); and
- The Group's shareholder portfolio is well diversified: no individual sector[5] makes up more than 15 per cent of the total portfolio (excluding the financial and sovereign sectors).

The Group's holdings across its life portfolios are high-quality investments in the domestic markets in which we operate or USD-denominated investments. These portfolios therefore include a mix of sovereign debt investments and a diverse set of high-quality names, including those with either government or considerable parent company balance sheet support. Any impacts to global rates are therefore key areas of monitoring focus for the Group. The impacts of macroeconomic risks surrounding the tariffs imposed by the US are being closely monitored, including the potential for deterioration in the credit quality of the Group's invested credit exposures, particularly due to rising funding costs and overall credit risks, and the extent of downward pressure on the fair value of the Group's portfolios during adverse market conditions. The Group's portfolio is generally well diversified in relation to individual issuers and companies particularly in local markets where depth (and therefore the liquidity of such investments) may be low. Acknowledging that downgrade or default risks can never be eliminated, the Group has appetite to accept credit risk to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. This risk is further detailed in sections 1.4 and 1.5 of the Risk factors.

The Group actively reviews its investment portfolio to maintain the robustness and resilience of the solvency position. A number of risk management tools are used to manage and mitigate credit and counterparty credit risk, including the following:

- The Group's Financial Risk Policy;
- The Global Counterparty Limit Framework, concentration limits on large names and limits on portfolio-level credit quality;
- Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions which aim to provide a high level of credit protection; and
- The Risk Committee and Group Investment Committee's oversight of credit and counterparty credit risk and sector and/or name-specific reviews.

Counterparty risk exposures, arising from cash, derivatives and reinsurance activities, are managed using an array of risk management tools, including a comprehensive system of rating-based limits, a focus on prioritising investment grade banks and implementing collateral arrangements as much as possible. Regarding reinsurance, the Group uses reinsurers, rated A- or above where feasible, with collateral taken to support the reinsurance exposure where appropriate. Where necessary, Prudential mitigates the level of its counterparty credit risk by reducing its exposure, or seeking alternative instruments.

Risks from the nature of our business and our industry

These include the Group's non-financial risks such as operational processes, change delivery, third-party and outsourcing, customer conduct, regulatory compliance and legal, model, financial crime, and business continuity risks. With our increasing reliance on technology, data and cyber security risks remain areas of focus. Insurance risks and business concentration risks are also assumed by the Group in providing its products. Furthermore, there are risks associated with the oversight of the Group's joint ventures and associates stemming from our operation in certain markets.

Risk description	Risk management
Non-financial risks	
The complexity of Prudential, its activities and the extent of its transformation efforts from time to time creates a challenging operating environment and exposure to a variety of non-financial risks which are considered to be material at a Group level. The Group does not actively seek to take non-financial risks. Instead, it operates a control environment and framework for good governance intended to prevent material losses or other negative impacts. The Group's non-financial risks, which are not exhaustive and discussed further in section 2 of the Risk factors, are outlined below.	Alongside the Non-Financial Risk Appetite Framework, associated risk policies and standards are in place that individually engage with specific non-financial risks which include subject matter expert-led processes that are designed to help identify, assess, manage and control these risks, including: – Reviews of key non-financial risks and challenges within Group and business units' business plans during the annual planning cycle, to support business decisions; – Corporate insurance programmes to limit the financial impact of operational risks; – Risk management across the change delivery lifecycle of major initiatives, such as prioritisation, execution planning, and the management of risks, issues, and interdependencies during the delivery of the Group's change portfolio and activities; – Screening and transaction monitoring systems for financial crime and a programme of compliance control monitoring reviews and regular risk assessments; – Internal and external reviews of cyber security capability and defences; – Regular updating and risk-based testing of crisis management, business continuity and disaster recovery plans; – Established processes to deliver the highest quality of service to fulfil customers' needs and expectations; and – Active engagement in managing compliance obligations and monitoring regulatory developments and supervisory focus areas.
Operational processes risk Operational processes risk is the risk of failure to adequately or accurately process different types of operational transactions, including customer/policy servicing , asset and investment management operations, finance operations and the operational provision of compensation to our distribution channels. Due to human error, among other reasons, operational incidents do occur from time to time and no system or process can entirely prevent their occurrence. Apart from the financial impacts of inaccurate processing, other impacts may include regulatory penalties, reputational damage and resources spent to amend the errors.	The Group Operational Resilience Policy outlines the Group's requirements for managing operational resilience including business continuity, disaster recovery, and crisis management risks that the Group is exposed to. See details in the 'Business Continuity Risk' section below. The Group aims to manage the risk effectively by maintaining operational resilience and honouring commitments to customers and other stakeholders. The aim of the Group Approval Committee Request Policy is to establish a robust governance process and a delegated authority framework for the approval of all significant expenditures, projects and initiatives undertaken within the Group that are funded by shareholders' resources. Further detail on the risks to the Group arising from system issues or control gaps is included in sections 2.1 and 2.3 in the Risk factors.
Change delivery risk Change delivery risk is driven by the concurrent implementation of multiple complex initiatives across the organisation. Failure to deliver these initiatives and benefits within defined timelines, scope, and cost, with an engaged and appropriately skilled workforce, may negatively impact the Group, ranging from its operational capability, control environment, reputation, delivery of business strategies, shareholder value, and market competitiveness. The transformation and change programmes may also introduce new or increase existing business risks and dependencies, which add management complexity. Further detail on the risks to the Group associated with large-scale transformation and complex strategic initiatives is included in section 2.1 of the Risk factors.	The Group aims to ensure that strong programme governance is in place with embedded risk practices to achieve ongoing and nimble risk oversight, with regular risk monitoring and reporting to risk committees. The Group's Transformation Standards are in place to ensure appropriate governance and controls to mitigate risks. Governance forums are established to oversee the implementation and risk management of the key change delivery/transformation initiatives from various dimensions such as customer-centricity, strategic, financial, operational (including digital platforms) and risk management. In addition, Prudential is continuously enhancing strategic capabilities through internal talent development and talent acquisition. Developing a workforce that remains engaged through change and provides adequate resources for our people to manage change, connect, grow and succeed is one of the priorities for the company.

Risk description	Risk management
Non-financial risks continued	
Third-party management risk Third party management risk refers to the risk that third-party supply and outsourcing arrangements, including intra-group arrangements, fail, or provide inadequate service or act in a manner that is not aligned with Prudential's values, policies, standards or in the interests of existing and potential customers, which could result in significant business interruptions, liability for losses and costs, reputational damage and regulatory breaches for Prudential. The Group is increasingly leveraging third parties to access core markets, achieve growth and drive process efficiency. The Group has a number of important third-party relationships, with market counterparties and outsourcing partners, including distribution, technology and ecosystem providers. In addition to intra-group arrangements, the Group also maintains material strategic partnerships and bancassurance arrangements, which create reliance on the operational resilience and performance of outsourcing and business partners. This risk is explored in more depth in section 2.3 of the Risk factors.	The Group Third-Party Supply and Outsourcing Policy outlines the Group's requirements for managing third-party risk, which includes material outsourcing arrangements, that is aligned to the Hong Kong IA's GWS Framework. In addition, the Group Third-Party Risk Oversight Policy is embedded within business units who are responsible for overseeing its implementation, with compliance achieved through a comprehensive programme that includes risk assessment, risk-based assurance, internal audit and monitoring activities. These measures collectively ensure that appropriate contract performance and risk management measures are in place to manage the risk of third-party failures that breach risk appetite and satisfy regulatory expectations.
Technology, data and cyber security risks Risks related to malicious attacks on Prudential systems or third-parties, service disruption, distributed denial of services (DDoS) attacks, exfiltration of data, loss of data integrity and the impact on the privacy of our data remain prevalent, owing to the accessibility of malicious tools available to potential adversaries, and increasing advancement of technology such as generative AI and other artificial intelligence methods. Regulatory expectations of cyber security and data protection controls are becoming increasingly complex as the Group continues to develop and expand digital services and products. Reliance on third-party service providers and business partners is also increasing. Further details on the risks to the Group associated with operating in high-risk markets is included in sections 2.4 and 2.5 of the Risk factors.	Consistent with the system of governance set out in section 2 above, Prudential follows a 'three lines' model for managing technology-related risks, with a resiliency enhancement programme in progress to further strengthen our capabilities in managing disruptions or failures on system platforms serving our customers. Group Technology, the first line, is primarily responsible for risk identification, assessment, mitigation, monitoring and reporting. Group Technology Risk Management, the second line, provides advisory, assurance and oversight of the risk domains. A number of risk management tools are in place including: key risk indicators covering key technology risk areas; annual risk assessment to identify specific risks, priorities and focus areas; and deep-dive reviews on different technology domains to provide assurance of controls. In addition, the Group Technology Risk Committee, as a first-line committee, is responsible for overseeing the effectiveness of technology risk management across the Group, including information security and privacy. Any material risks identified are reported to the Risk Committee. The Group's internal audit, the third line, provides independent assessment of control effectiveness and management awareness for both the first and second lines, with a comprehensive audit plan across all risk domains, including cyber security. Cyber and privacy risks are reported regularly to the Risk Committee by the Chief Technology Risk Officer. In addition, the Risk Committee and Audit Committee receive regular updates on technology and cyber security from senior leaders across the first and second lines, including the Head of Infrastructure and Security, the Head of Technology Risk Management, and the Chief Technology Risk Officer. Collectively, these leaders bring extensive experience in overseeing technology risk, resilience, and security across the Group. Further, the Group Executive Committee (GEC) participates in annual cyber tabletop exercises and risk workshops to ensure members are well equipped to respond to a cyber or information security incident and fully understand the latest threats and regulatory expectations. In addition, a strong cybersecurity culture is also promoted across the Group through mandatory annual information security and privacy training for all employees, complemented by regular phishing simulation exercises and periodic cyber incident response drills to reinforce cyber risk awareness. The Group's Global Integrated Command Centre has also been set up to provide Group-wide monitoring, detection and incident management capabilities.

Risk review continued

Risk description	Risk management
Non-financial risks continued	
Technology, data and cyber security risks continued	The Group has developed data minimisation and 'privacy-by-design' principles, where data should only be collected and used for its intended purpose and is not retained longer than necessary. The handling of sensitive data is governed by policies such as the Group Information Security Policy, the Group Privacy Policy, and the Group Data Governance Policy, each aligned to applicable laws and regulations. These policies, together with our third-party risk management practices, aim to ensure privacy and system availability are maintained for Prudential and its third-party service providers. AI advancements are shaping the present and future of the insurance industry. Our goal is to remain at the forefront by providing services that are technologically advanced, secure, ethically sound, and socially responsible. With our customers at the core of our operations, we apply our AI Ethics Principles in everything we do. These principles apply to both our own and third-party solutions, ensuring that every AI system and innovation is thoroughly evaluated via appropriate governance channels for ethical considerations and that associated risks are well managed. An oversight forum for the use of AI is also in place to ensure compliance with the AI Ethics Principles adopted by the Group with the aim to ensure the safe use of AI. Employees are also regularly reminded of the paramount importance of these AI ethics across all markets, while we engage in ongoing dialogues and cooperative initiatives with our regulators. Prudential's AI governance and ethics principles are available at https://www.prudentialplc.com/en/site-services/ai-statement We continue to observe a rise in malware and ransomware threats and the Group continues to maintain and, where appropriate, enhance defences to protect its systems from cyber security attacks. Prudential has adopted a holistic risk management approach, designed to prevent and disrupt attacks against the Group and to aid recovery, should an attack occur. Other defences include but are not limited to: distributed denial of services (DDoS) protection for Group websites, AI-based endpoint security software, continuous security monitoring, network-based intrusion detection, and employee training and awareness campaigns. In addition, the Group recognises the evolving threat of AI-generated deepfakes and other sophisticated social engineering tactics targeting corporate activities. As part of our broader cyber resilience strategy, we continue to enhance awareness efforts, strengthen detective controls, and bolster incident response capabilities. While deepfake detection technologies are still maturing, the Group actively monitors advancements and collaborate with industry partners to assess and integrate emerging solutions as they become enterprise-ready. The Group tests the effectiveness of cyber security and privacy controls via a dedicated 'red team' to identify potential vulnerabilities, and engages and rotates external expert vendors to perform adversarial testing on our systems. In addition, we engage external consultants to assess and benchmark the maturity of Prudential's cyber, information security and privacy controls. A private 'Bug Bounty' programme invites external security practitioners to identify and report security issues and vulnerabilities, supported by a Vulnerability Disclosure Programme that allows independent security researchers to report security issues and vulnerabilities via the Prudential websites. The Group has subscribed to services from independent security consultants to monitor our external security posture on an ongoing basis. Whilst the cyber threat landscape has continued to elevate due to ransomware and supply chain compromise events, the Group did not experience any cyber security and data breaches with a material impact on its business strategy, operations or financial condition in 2025.

Risk description	Risk management
Non-financial risks continued	
Customer conduct risk Prudential's conduct of business, especially in the design and distribution of its products and the servicing of customers, is crucial in ensuring that the Group's commitment to meeting its customers' needs and expectations is fulfilled. The Group's Customer Conduct Risk Framework reflects management's focus on customer outcomes. Factors that may increase conduct risk can be found throughout the product life cycle, from the complexity of the Group's products and services to its diverse distribution channels, which include its agency workforce, partnership distribution, virtual face-to-face sales, and sales via online digital platforms.	The Group has developed a Group Customer Conduct Risk Policy, which sets out five customer conduct standards that the business is expected to meet: – Treat customers fairly, honestly and with integrity; – Provide and promote products and services that meet customer needs, are clearly explained, and that deliver real value; – Manage customer information appropriately, and maintain the confidentiality of customer information; – Provide and promote high standards of customer service; and – Act fairly and promptly to address customer complaints and any errors found. Conduct risk is managed via a range of controls that are assessed through the Group-wide risk and control assessment programme and overseen within reporting to its boards and committees. Management of the Group's conduct risk is key to the Group's strategy. Prudential's conduct risks are managed and mitigated using the following tools, among others: – The Group's Code of Conduct and conduct standards, product risk and other related risk policies, and supporting controls including the Group's financial crime risk control programme; – A culture that supports the fair treatment of the customer, incentivises the right behaviour through proper remuneration structures, and provides a safe environment to report conduct risk-related issues via the Group's internal processes and the Speak Out programme; – Product controls, such as a product conduct risk assessment, which is a component of the product development process and helps identify and manage product-related conduct risks; – Distribution controls, including monitoring programmes relevant to the type of business (insurance or asset management), distribution channel (agency, bancassurance or digital) and ecosystem, to help ensure sales are conducted in a manner that considers the fair treatment of customers; – Quality of sales processes, services and training, and use of other initiatives such as special requirements for vulnerable customers, to improve customer outcomes; – Appropriate claims management and complaint-handling practices; – The monitoring and oversight of key conduct risk areas through the regular reporting of management information; and – Regular assurance review and periodic conduct risk assessments.

Risk review continued

Risk description	Risk management
Non-financial risks continued	
Regulatory compliance and legal risk Prudential operates in highly regulated markets and under the ever-evolving requirements and expectations of diverse and dynamic regulatory, legal and tax regimes which may impact its business or the way the business is conducted. The complexity of legal and regulatory compliance continues to evolve and increase, representing a challenge for international businesses. Compliance with the Group's legal or regulatory obligations (including in respect of international sanctions) in one jurisdiction may conflict with the law or policy objectives of another jurisdiction or may be seen as supporting the law or policy objectives of one jurisdiction over another, creating additional legal, regulatory compliance and reputational risks. These risks may be increased where the scope of regulatory requirements and obligations is uncertain, including where the interpretation and application of laws and regulations within the jurisdictions in which Prudential operates may be subject to change, and where specific cases applicable to the Group are complex. In certain jurisdictions in which Prudential operates, there are several ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised. Further information on specific areas of regulatory and supervisory focus and changes are included in section 4 of the Risk factors.	The Group monitors regulatory and legal developments at a market and global level and these considerations form part of the Group's ongoing engagement with regulators or supervisors, government policy teams, and industry groups. Risk management and mitigation of regulatory and legal risk at Prudential includes a comprehensive set of compliance operating arrangements, such as policies, procedures, reporting protocols, risk management measures, disclosures, and training, to ensure ongoing compliance with regulatory and legal obligations. Appropriate controls or tools have been systematically integrated into the daily operations of Prudential: – Close monitoring and assessment of our business controls and regulatory landscape, with explicit compliance consideration of risk themes in strategic decisions, risk governance, customer protection, conduct and culture, technology, data, operations, financial crime, and cross-border activities; – Ongoing engagement with relevant regulators, government policy teams and international standard setters; and – Compliance oversight to ensure adherence to new regulatory developments, including those associated with emerging risk topics.
Model risk Model risk is the risk of adverse financial, regulatory, operational, or reputational impact, or misinformed business and strategic decision-making, arising from reliance on a model or user-developed application (UDA) that is inaccurate, incorrect or misused. The Group utilises various tools that form an integral part of operational activities, including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, the determination of hedging requirements, and the assessment projects and strategic transactions. Technological developments, in particular in the field of AI and the increased use of generative AI, pose new considerations for model risk oversight provided under the Group Risk Framework.	The Group has no appetite for model or UDA-related incidents leading to regulatory breaches. There is limited appetite for failures to develop, implement and monitor appropriate risk mitigation measures to manage model and UDA risk. The Group's model and UDA risk is managed and mitigated via the Model and UDA Risk Framework, which applies a risk-based approach to tools (including those under development) with the aim to ensure a proportionate level of risk management. The framework requirements include: – A set of risk oversight, management and governance requirements; – Regular risk assessment requirements of all tools taking into account potential impact on various stakeholders, including policyholders; and – Regular independent validation (including limitations, known errors and approximations) of all Group critical tools.
Financial crime risk As with all financial services firms, Prudential is exposed to risks relating to: money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); sanctions compliance breaches (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive improper benefits); and fraud (including the risk of fraudulent insurance claims or billing). The consequences of the Group's criminal liability for failure to prevent financial crime and bribery include reputational damage (including market and financing issues, loss of confidence by business partners, and increased vulnerability to bribe solicitation and demands), financial costs and fines. Further detail on the risks to the Group associated with operating in high-risk markets is included in section 2.6 of the Risk factors.	The Group's response to financial crime is aligned with applicable laws and regulations in the jurisdictions in which it operates. Group-wide policies covering anti-money laundering, sanctions, anti-bribery and corruption, and counter fraud are in place which reflect these requirements and are applicable to all staff. Local business units are responsible for overseeing implementation of policies and procedures and organising risk-based training and communications. Compliance is achieved through a programme of risk assessment, risk-based assurance, internal audit activity and monitoring. The Group continues to enhance its financial crime risk management capability through investment in advanced analytics and AI tools. These actions aim to strengthen prevention, increase detection and deliver enhanced oversight of financial crime risk. The Group has a formal and mature confidential reporting system in place for reporting and escalation of elevated risk, through which employees and other stakeholders can report concerns relating to potential misconduct. The process and results of this system are overseen by the Audit Committee.

Risk description	Risk management
Non-financial risks continued	
Business continuity risk Prudential is exposed to business continuity risk including potential environmental, technological, geopolitical and third-party-related threats or disruptions that could disrupt the company's critical business services and operations.	The Group continually seeks to increase business resilience and anticipate emerging disruptive threats through forecasting, adaptation, planning, preparation and testing of contingency plans and the Group's ability to respond effectively to and operate through disruptive events. Operational resilience is at the core of the Group's embedded Business Continuity Management (BCM) programme and framework that help to protect the Group's systems, service delivery to customers, and its key stakeholders. Taking a proactive approach to anticipating disruption risk, the BCM programme covers risk assessments, business impact analyses, maintenance and testing of business continuity, crisis management and disaster recovery plans. The Group Crisis Management Procedure serves as a cross-functional response tool to limit the impact of any disruptive event and is regularly reviewed and tested. The consideration of impacts on customers is at the core of our resilience efforts, focusing on the delivery of critical business services.
Insurance risks	
(Audited) Insurance risks make up a significant proportion of Prudential's overall risk exposure. The profitability of the Group's businesses depends on a mix of factors including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill or suffering an accident) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing/surrendering of policies), increases in the costs of claims over time (claim inflation), and changes in the regulatory environment. The risks associated with adverse experience relative to assumptions associated with product performance and customer behaviour are detailed in section 2.7 of the Risk factors. The Group has appetite for retaining insurance risks in the areas where it believes it has expertise and operational controls to manage the risk and where it judges it to be more value-creating to do so than to transfer the risk, but only to the extent that these risks remain part of a balanced portfolio of sources of income for shareholders and are compatible with a robust solvency position. Inflationary and other economic pressures also impact morbidity experience in several markets (see below). Elevated interest rates may lead customers to lapse in preference for alternate saving options that offer higher levels of guarantees. A high-inflation environment, and the broader uncertainty, may also increase lapses, surrenders and fraud, as well as heighten premium affordability challenges. The principal drivers of the Group's insurance risk vary across its business units. In Hong Kong, Singapore, Indonesia and Malaysia, a significant volume of health and protection business is written, and the most significant insurance risks are medical claims inflation risk, morbidity risk and persistency risk.	The Group manages and mitigates insurance risks using the following, among other methods: – The Group's Insurance Risk Policy, which sets out the required governance, standards, processes and controls for effective insurance risk management, notably through underwriting and claims practices; – The Group's Product Risk Policy, which sets out the required governance, standards, processes and controls for effective product risk management and approvals for new, or changes to existing, products (including the role of the Group). The policy also describes how the Group's Customer Conduct Risk Policy is met in relation to new product approvals and current and legacy products; – The Group's Financial Crime Policy (see the 'Financial crime risk' section above); – Using persistency, mortality, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and the use of industry data and expert judgement where appropriate; – Using reinsurance to mitigate, manage and diversify mortality and morbidity risks, and as inputs into assumption setting; – Ensuring appropriate underwriting to determine which policies are issued, and appropriate claims management practices (including the Fraud, Waste and Abuse Framework) to adjudicate claims fairly and accurately whilst mitigating mortality and morbidity risks; – Using product repricing and other claims management initiatives in order to mitigate morbidity and medical claims inflation risk; – Maintaining the quality of sales processes and training, and using initiatives to increase customer retention in order to mitigate persistency risk; and – Monitoring, oversight and escalation of experience as it emerges.

Risk review continued

Risk description	Risk management
Insurance risks continued	
Medical claims inflation risk A key assumption when setting and reviewing health insurance premiums is the rate of medical claims inflation, which is often in excess of general price inflation. The cost of medical treatment could increase more than expected, resulting in higher than anticipated medical claims cost passed on to Prudential. There may also be constraints on our ability to pass the medical claims inflation impact onto customers via increased health insurance premiums due to market, regulatory, societal or other constraints.	The Group's primary management of this risk is by retaining the right to reprice products and appropriate overall claims limits within policies, either per type of medical treatment or in total across a policy, annually and/or over the policy lifetime. Regular repricing is one of the measures we adopt to maintain clear customer expectations of the nature of these products and the associated medical claims inflation. This risk is further managed through a range of activities and mitigants, including end-to-end analytics identifying fraud, waste or abuse, tariff and discount negotiations with hospital and other medical providers, robust claim adjudication rules and processes, product innovation, and proactive collaboration with regulators to balance health insurance profit sustainability and premium affordability considerations.
Morbidity risk Morbidity risk is the risk of deviations in the future frequency and magnitude of non-fatal accident and sickness claims relative to initial assumptions that are adverse to shareholder value. It can be influenced by a range of factors including: inflationary, economic and other pressures on the cost of medical treatment; medical advances which can reduce the incidence and improve recovery rates of serious health conditions but can also increase diagnosis rates and/or increase or prolong treatment costs of certain conditions; government and regulatory policies; opportunistic activities (including fraud); and natural events (including pandemics). Morbidity risk can also result from: product design features that incentivise adverse policyholder behaviour; inappropriate or insufficiently informed initial assumptions; claims volatility due to random fluctuation or a large-scale systemic event; insufficient recognition of an individual's medical, financial and/or and other relevant circumstances during the policy application assessment process; and/or ineffective claims assessments leading to payment of claims that are inconsistent with the insurance product's contract and/or best practice.	The Group manages morbidity risk through prudent product design, use of reinsurance, underwriting and claims management, oversight and escalation of experience as it emerges and, for certain products, the right to reprice where appropriate. Prudential's morbidity assumptions reflect its recent experience, inputs from reinsurers who have industry-level experience, and expectation of future trends for each relevant line of business.
Persistency risk Persistency risk results from adverse changes in policy surrenders, paid-ups and non-forfeiture, and other policy discontinuances and policy alterations (including a medical reimbursement downgrade where the policyholder reduces the level of the coverage/protection in order to reduce premium payments). In general, adverse persistency experience results in deterioration of profits and shareholder value and can be an indicator of inadequate sales quality controls, and can elevate conduct, reputational and regulatory risks. Persistency risk generally stems from misalignment between customer needs and purchased product as a result of product collaterals and/or sales process gaps, operational barriers to premium renewal payment, insufficient post-sale communication and engagement with the customer leading to a deterioration of appreciation of the value of their policy, and/or changes in policyholder circumstances resulting from external drivers.	The Group manages persistency risk by appropriate controls across the product life cycle. These include: review of and revisions to product design and incentive structures where required; ensuring appropriate salesforce training and sales processes, including those ensuring active customer engagement and high service quality; appropriate customer disclosures and product collaterals; use of customer retention initiatives; and post-sale management through regular experience monitoring. Strong risk management and mitigation of conduct risk and the identification of common characteristics of business with high lapse rates is also crucial. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. Lapse experience following any repricing, including a medical reimbursement downgrade, is also monitored.

Risk description	Risk management
Business concentration risk	
Prudential operates in markets in both Asia and Africa via various channels and product mix; although largely diversified at the Group level, several of these markets are exposed to certain levels of concentration risk. From a channel concentration perspective, some of the Group's key markets rely more on agency and some markets rely more on bancassurance. From a product concentration perspective, some of the Group's markets focus heavily on specific product types, depending on the target customer segments. Geographically, the Greater China (Hong Kong, Mainland China and Taiwan) region contributes materially to the Group's top and bottom lines. Uncertainties in macroeconomic and geopolitical conditions as well as regulatory changes may impact the levels of business concentration, including any changes in business from Mainland China visitors to Hong Kong as well as the domestic business in Mainland China, and adversely impact the Group's business performance and financial condition.	To improve business resilience, the Group continues to look for opportunities to enhance business diversification in products, distribution channels and geographical markets, by building multi-market growth engines as part of its strategy.
Risks associated with the oversight of the Group's joint ventures and associates	
Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or associates. For such operations, the level of control exercisable by the Group depends on the terms of the contractual agreements between participants. Whilst the joint ventures and associates are run as separate entities, the Group's interests are best safeguarded by our ability to effectively oversee and influence these joint ventures and associates in a way that is proportionate to our ownership level and control. Further information on the risks to the Group associated with its joint ventures and other shareholders and third parties are included in section 2.6 of the Risk factors.	The Group exercises primary oversight and control over joint ventures and associates through our nominated directors and other representatives on the Board and Board Committees, whose appointments are subject to regular review. The Group has effective access to management information on these businesses via the Board and Board Committees, the businesses' public disclosures, and established regular touchpoints with key business functions of these organisations (eg audit). Key updates on joint ventures and associates are provided to the Group's governance such as the Risk Committee and the Audit Committee. The Group has a Joint Venture Oversight Framework in place outlining the Group's oversight of the joint ventures over which it does not exercise management control. The Group also regularly reviews its governance frameworks and policies to ensure optimal oversight over joint ventures and associates.

The Group's sustainability-related (including ESG and climate-related) risks

Sustainability-related risks refer to (a) environmental, social or governance issues, trends or events that could have a financial or non-financial impact on the Group, and/or (b) the Group's sustainability-focused activities, strategy and commitments that could have an external impact on the environment and wider society in which the Group operates.

Risk description	Risk management
Sustainability-related (including ESG and climate-related) risks	
Sustainability-related risk refers to material and emerging risks associated with key sustainability themes that may undermine the long-term success of the Group business by adversely impacting: (i) its financial performance, operational resilience and sustainability credentials; (ii) its reputation and brand; and (iii) its ability to attract and retain customers, investors, employees and distribution and other business partners. These may therefore impact the results of its operations and delivery of its business strategy and long-term financial success. Sustainability-related risks arise from the activities that support implementation of the Group's sustainability strategy, which is centred on three key pillars (providing simple and accessible health and financial protection, responsible investment and creating a sustainable business) and may increase the expectations of the Group's stakeholders with regard to the Group's potential external environmental and social impact within the markets in which the Group operates. Whilst some material sustainability themes are reflected in the risk taxonomy as standalone risks, the risks associated with most sustainability topics are generally treated as thematic cross-cutting risks (eg climate-related physical and transition risks, greenwashing risk). These are risk themes that can have significant interdependencies with and influence on, and can potentially amplify, the established risks.	As custodians of stakeholder value for the long term, the Group seeks to manage sustainability-related risks and their potential impact on its business and stakeholders through transparent and consistent implementation of its strategy in its markets and across operational, underwriting and investment activities. It is enabled by strong internal governance, sound business practices and a responsible investment approach, with sustainability-related considerations integrated into investment processes and decisions, and the performance of fiduciary and stewardship duties, including via voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager. Priorities for the Group in 2025 remained the same, including the enhancement of governance and controls around sustainability-related topics and external disclosures, incorporating sustainability goals for all people managers, internal knowledge sharing and capacity-building, the implementation of frameworks and governance for transition finance investments, the preparation for adoption of the Hong Kong Stock Exchange and Singapore Exchange's climate disclosure requirements, and continued progress towards the Group's external climate-related commitments. Further information on the Group's sustainability governance, business practices and strategy, as well as the management of material sustainability themes, is included in the Group's 2025 Sustainability Report. The Group participates in networks, industry forums and working groups, such as the Principles for Responsible Investment (PRI), to further develop, understanding and support action in relation to managing sustainability risks and promoting a just and inclusive transition, which the Group considers are consistent with its fiduciary responsibilities. The Group also actively engages with, responds and contributes to, discussions, consultations and information-gathering exercises with local regulators, international supervisory bodies and global industry standard setters. Collectively, these activities enable the Group to better identify material sustainability-related risks, and potential opportunities toward addressing them.

Risk description	Risk management
Sustainability-related (including ESG and climate-related) risks continued	
Potential regulatory compliance and litigation risks remained significant globally and across Asia in 2025, as sustainability-related topics remained high on the agenda of both local regulators, major exchanges and international supervisory bodies. These include the Hong Kong Stock Exchange and Singapore Exchange, both of which began implementing mandatory climate disclosure requirements in 2025; the UK Financial Conduct Authority, which is consulting on the implementation of similar disclosure requirements; the International Association of Insurance Supervisors (IAIS); as well as the European Commission, the European Securities and Market Authority, the Monetary Authority of Singapore which have strengthened rules on the use of sustainability and ESG nomenclature in the labelling of investment products. Delivery of the Group's Sustainability Strategy, including the decarbonisation commitments and the development of sustainable and inclusive offerings, heightens the risk of accusations of misleading or unsubstantiated representations to the extent of the environmental or societal impact of the Group's activities and the sustainability features of new products (eg greenwashing), which subsequently increases the risk of potential litigation, regulatory action or reputational damage. Evolving and diverging approaches to sustainability efforts in various jurisdictions also create challenges in addressing conflicting requirements and expectations. Further details of the Group's sustainability-related risks and legal and regulatory compliance risks are included in sections 3.1 and 4.1 of the Risk factors.	The Group Risk Framework continues to be critically evaluated and updated where required to ensure both sustainability-related considerations and risks to the Group, including those arising from stakeholder expectations of the external impact of the Group's activities, are appropriately identified, assessed, monitored and managed. Consideration is given to a number of risk characteristics which sustainability-related risks may exhibit, but which are not generally recognised in more traditional risk management practices. These characteristics are reflected in the materiality assessment of sustainability-related risk themes, the decision on how to treat the risks associated with the themes, and the assessment and enhancement of existing controls or development of new controls where necessary. Risk management and mitigation of sustainability risks continues to be embedded across the Group and risk processes, including: – Recognition within the emerging risk identification and evaluation processes that emerging sustainability themes and the associated risks can potentially quickly change from immaterial to material (dynamic materiality); – Advancement in assessment of both physical and transition risks across the Group's operations and investments, including evaluation of a new tool to assess climate risks on investments, conducting updated assessments of climate-related impacts on operations, and completing an internal assessment of climate-related impacts on insurance risks; – Workshops and ongoing function-wide training on specific risk themes, including sustainability risk principles, greenwashing risk and the risks associated with delivery of the Group's external responsible investment commitments; – The definition of appropriate (and longer) time horizons, including with respect to climate risk management, and adding the requirement to consider appropriate time horizons in risk-based decision-making; – Proactive identification, monitoring and assessment of emerging sustainability regulations and policy developments at both global and local levels through horizon scanning; – Continued enhancement of existing frameworks, policies, processes and standards as necessary to mitigate amplified risks and meet regulatory requirements, particularly those associated with product labelling and disclosures; and – Deep dives into emerging and increasingly material sustainability themes, including climate-related risks, and development of Board-level and broader Group-wide training.

Viability statement prepared in accordance with provision 31 of the UK Corporate Governance Code

The Group's longer-term prospects

Prudential's mission is to be the most trusted partner and protector for this generation and generations to come by providing simple and accessible financial and health solutions. As such, Prudential considers that its purpose aligns closely with important societal needs, including increasing access to health and financial protection. Prudential is focused on driving value creation for all stakeholders in the markets we operate in, and long-term value for our shareholders.

The drivers for this structural growth in the markets in which we operate, including favourable demographics, low levels of insurance cover, a large health protection gap and forecast growth in insurance premiums ahead of the rest of the world, are discussed on pages 14 to 17, alongside the consistent progress we have made in the execution of our strategy. In undertaking these activities, we aim both to meet the evolving needs of our customers and provide ongoing growth for our shareholders, which will support the viability of our business over the longer term.

During 2025, we have continued to execute our strategy and deliver consistent growth. This growth has been broad based, demonstrating the resilience of our position across diversified distribution channels and markets that have attractive demographic and growth profiles. Over the longer term, we believe that our market position, trusted household brand, balanced and scaled distribution channels and integration of life and asset management capabilities will support continued growth in demand for our products in line with the structural growth in our chosen markets.

All of the Group's activities are underpinned by ongoing risk management, implemented via the Group Risk Framework and risk appetite limits described in the Group risk review on pages 56 to 58. The Group as a whole and each of its life assurance operations are subject to extensive regulation and supervision, which are designed primarily to reinforce the Group's management of its long-term solvency, liquidity and viability to ensure that it can continue to meet obligations to policyholders. Further details on the current capital strength of the Group are provided on pages 377 to 380.

The Group's management of wider risks to its sustainability objectives that could pose a threat to the Group in the future, including the impact of climate change, is set out in the Sustainability section on pages 98 to 151.

This risk and regulatory focus supports the sustainability of our business over the longer term.

Period of viability assessment

The Directors have assessed the viability of the Group for a period longer than the 12 months required by the going concern statement.

The Directors performed the assessment by reference to the three-year plan period to 31 December 2028. Three years is considered an appropriate period as this is the period over which the Group undertakes stress testing for the key economic and insurance risk factors which most directly affect the viability of the Group. A period of three years is selected as these forecasts are inherently volatile over a longer estimation period. This period also represents the period covered by the detailed business plan that is prepared annually on a rolling three-year basis. In approving the business plan, the Directors reviewed the Group's projected performance with regard to profitability, cash generation and capital position, together with the parent company's liquidity over this three-year period. Assumptions applied in the plan include foreign exchange rates, interest rates, credit spreads, equity growth rates and economic growth rates. The Directors are satisfied that this period is sufficient to enable a reasonable assessment of viability to be made.

Assessment of principal risks over the period

The Group's business plan implements the Group's strategic objectives through the pillars and business model discussed on pages 28 to 31. Assessment of the risks to achieving the projected performance remains an integral part of the planning process. The Group's approach to risk management and a summary of the key risks facing the Group are set out on pages 56 to 73.

For the purposes of assessing the Group's viability, the Directors considered those risks where the impact of possible adverse external developments could be of such speed and severity as to present a shock to the Group's financial position. While all the risks set out in the Risk review have the potential to impact the Group's performance, the key risks impacting the Group's viability are: market risk, credit risk, liquidity risk and regulatory risk. The Directors also considered geopolitical and technology risk and the potential impact of the macroeconomic environment in the markets in which the Group operates. Mitigation in place for these key risks to viability is set out on pages 60 to 63 and 66 to 68.

Stress and scenario testing

As noted above, underpinning the projections in the business plan are a number of economic and other assumptions. To evaluate the Group's resilience to significant deteriorations in market and credit conditions and other shock events, these risks are grouped together into scenarios which are then applied to the assumptions underlying the business plans. Stresses have been applied to the economic and non-economic assumptions underlying the base case business plan, reflecting the Group's management of its position within its risk appetite. The stresses applied to our economic plan and other assumptions in two adverse economic scenarios were as below:

	Interest rate stress[6]	Equity stress[6]	Property stress	Corporate credit spread increase	Credit default/ downgrade	Adverse currency movement[6]	Adverse expense (unit cost)	Other stress
Global economic slowdown	(100)bps to +300bps	(20)% to (25)%	(15)%	+75bps	3 times base assumption	n/a	+10%	Adverse policyholder behaviour
Geopolitical risk scenario	+100bps to +500bps	(20)% to (25)%	(15)%	+75bps[6]	3 times base assumption	(10)%	+10%	Adverse policyholder behaviour

The sensitivity of the Group's regulatory solvency at 31 December 2025 to changes in key assumptions is set out on pages 378 to 379 of this Annual Report. In addition, the adequacy of liquid resources of the Group's parent company across the plan period has been assessed by considering a stress scenario assuming the closure of short-term debt markets, as well as additional calls on central liquidity by the local businesses. In this liquidity stress scenario, the Group would have access to sufficient resources to meet the funding requirements of the business, after taking into account the Group's undrawn committed liquidity facilities of $1.6 billion on top of central cash and short-term investment balances, which as at 31 December 2025 were $4.3 billion.

The scenarios tested showed that the Group would be able to maintain viability over the three-year period under assessment, after taking account of the actions available to management to mitigate the impacts on capital and liquidity in such scenarios. These actions include, but are not limited to, expense management, increased use of reinsurance and repricing of in-force benefits. In addition, the Group conducts an annual reverse stress test, which gives the Directors an understanding of the maximum resilience of the Group to extremely severe adverse scenarios. The analysis assists in identifying management actions that could be implemented to restore the Group's capital and liquidity resources from extreme positions. This analysis also informs the Group's recovery plan and liquidity risk management plan.

The impact on the business of known areas of regulatory change whose financial implications can be reasonably quantified is also considered as part of the plan. As well as known areas of regulatory change, the Group is exposed to the risk of sudden and unexpected changes in regulatory requirements at the Group and local levels. While unexpected changes cannot be fully anticipated and hence modelled, the risk of regulatory change is mitigated by capital held by the Group and its subsidiaries in excess of Group and local regulatory requirements, the Group and its subsidiaries' ability to generate significant capital annually through operational delivery and the availability of compensating actions designed to restore key capital metrics.

Conclusion on viability

Based on this assessment, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year plan period to December 2028.

Notes
(1) Reflecting products that are classified as variable fee approach only.
(2) With the exception of investments backing the shareholders' 10 per cent share of the estate within the Hong Kong participating fund.
(3) Excluding assets held to cover linked liabilities.
(4) Based on middle ranking from Standard & Poor's, Moody's and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external ratings agencies' ratings and, lastly, internal ratings have been used.
(5) Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill, a Bank of America company. Anything that cannot be identified from the three sources noted is classified as other.
(6) Corporate debt comprises corporate bonds and asset-backed securities.

Risk factors

A number of risk factors may affect the financial condition, results of operations and/or prospects of Prudential and its wholly- and jointly-owned businesses, as a whole, and, accordingly, the trading price of Prudential's shares. The risk factors mentioned below should not be regarded as a complete, exhaustive and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the factors specified under 'Forward-looking statements'.

1. Risks relating to Prudential's financial condition

1.1

Prudential's businesses are inherently subject to market fluctuations and general economic conditions, each of which may adversely affect the Group's business, financial condition, results of operations and prospects.

Uncertainty, fluctuations or negative trends in global and national macroeconomic conditions and investment climates could have a material adverse effect on the Group's business, financial condition, results of operations and prospects, including as a result of increased strategic, business, insurance, product and customer conduct risks, as well as heightened volatility in financial markets, asset prices and funding conditions.

The financial markets in which Prudential operates are subject to uncertainty and volatility created by a variety of factors such as actual or expected changes in both monetary and regulatory policies in Mainland China, the US and other jurisdictions together with their impact on base interest rates and the valuation of asset classes and inflation expectations; slowdowns or reversals in world or regional economic growth arising from geopolitical conflicts and/or global issues such as pandemics, natural catastrophes, and sector-specific (eg in banking, insurance, or real estate) slowdowns or deteriorations which have the potential to result in widespread contagion impacts. Other factors include fluctuations in global commodity and energy prices, unemployment rates, aging demographics, social unrest, concerns over the serviceability of sovereign debt in certain economies, increased levels of geopolitical and political risk and policy-related uncertainty, protectionism, trade policies, and sociopolitical and climate-driven events.

The adverse effects of such factors could be felt principally through the following items:

- Changes to interest rates could reduce Prudential's capital strength and impair its ability to write significant volumes of new business. Increases in interest rates could adversely impact the financial condition of the Group through changes in the present value of future fees for unit-linked businesses and/or the present value of future profits for accident and health products; and/or reduce the value of the Group's assets and/or have a negative impact on its assets under management and profit. Decreases in interest rates could: increase the potential adverse impact of product guarantees included in non-unit-linked products with a savings component; reduce investment returns on the Group's portfolios; impact the valuation of debt securities; and/or increase reinvestment risk for some of the Group's investments from accelerated prepayments and increased redemptions. Rapid or volatile changes in interest rates, rather than sustained directional movements alone, could further increase hedging costs, basis risk and model risk.
- A reduction in the financial strength and flexibility of corporate entities may result in a deterioration of the credit rating profile and valuation of the Group's invested credit portfolio (which may lead to an increase in regulatory capital requirements for the Group or its businesses), increased credit defaults and debt restructurings and wider credit and liquidity spreads, leading to realised and unrealised credit losses by the Group. Similarly, securitised assets in the Group's investment portfolio are subject to default risk and may be adversely impacted by delays or failures of the underlying borrowers to make payments of principal and interest when due.
- Failure of Prudential's counterparties (such as banks, reinsurers and counterparties to cash management and risk transfer or hedging transactions) to meet commitments, or legal, regulatory or reputational restrictions on the Group's ability to deal with these counterparties, could give rise to a negative impact on Prudential's financial position and on the accessibility or recoverability of amounts due or the adequacy of collateral. Geographic or sector concentrations of counterparty credit risk could exacerbate the impact of these events where they materialise.
- Estimates of the value of financial instruments may become more difficult in certain illiquid, volatile or closed markets, and determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time). Where the Group is required to sell its investments within a defined time frame, such market conditions may result in the sale of these investments at below expected or recorded prices.
- The Group holds certain investments that may, by their nature, lack liquidity or have the potential to lose liquidity rapidly, such as investment funds (including money market funds), privately placed fixed maturity securities, mortgage loans, complex structured securities and alternative investments. If these investments were required to be liquidated at short notice, the Group could experience difficulty in doing so and could be forced to sell them at a lower price than it otherwise would have been able to realise.
- Increased illiquidity driven by the uncertainty over the accessibility of financial resources could adversely affect the Group's ability to meet policyholder benefit and expense obligations. This could occur if capital resources are reduced as valuations decline under extreme market conditions, external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions, or redemption restrictions are placed on Prudential's investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential's issued funds, and while this may not have a direct impact on the Group's liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate or credit risk and may be exacerbated during periods of market stress.
- A reduction in revenue from the Group's products could occur where fee income is linked to account values or the market value of the funds under management. Sustained inflationary pressures

which may drive higher interest rates may also impact the valuation of fixed income investments and reduce fee income.
- The transition, including where disorderly or fragmented, to a lower carbon economy, the timing and speed of which is uncertain and will vary by country, may also result in greater uncertainty, fluctuations or negative trends in asset valuations and reduced liquidity, particularly for carbon-intensive sectors, and may have a bearing on inflation levels. The extent of the financial market and economic impact of these factors may be highly uncertain and unpredictable and influenced by the actions, including the duration and effectiveness of mitigating measures, taken by governments, policymakers, institutions and the public. See risk factors 3.1 below.

For some non-unit-linked products with a savings component, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This may particularly be the case in jurisdictions where bond markets are less developed or where the duration of policyholder liabilities is longer than the duration of bonds issued and available, and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. If interest rates in these markets are lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential's reported profit and the solvency of its business units. In addition, part of the profit from the Group's operations is related to bonuses for policyholders declared on participating products, which are impacted by the difference between actual investment returns of the participating fund (which are broadly based on historical and current rates of return on equity, real estate and fixed income securities) and minimum guarantee rates offered to policyholders. This profit could be lower, particularly in a sustained low interest rate environment. Bonuses are shaped not only by the aforementioned conditions, but also by local regulations in certain markets, which require the management of participating funds to ensure a fair and equitable allocation of distributable surplus or profits and alignment with policyholders' reasonable expectations. This interplay adds further complexity to the effective management of these products and could have a material adverse effect on Prudential's results of operations and prospects.

In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, fraud, lapses, partial withdrawals or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. Uncertainty over livelihoods, elevated cost of living and challenges in affordability may adversely impact the demand for insurance products and increase regulatory risk in meeting regulatory requirements and expectations with respect to vulnerable customers (see risk factor 2.7). In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential's business, balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements is reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge. For example, sustained inflationary pressures driving interest rates to higher levels may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group's competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. High inflation, combined with an economic downturn or recession, may also result in affordability challenges, adversely impacting the ability of consumers to purchase insurance products. Rising inflation, via medical claims inflation (with rising medical import prices a factor under current market conditions), may adversely impact the profitability of the Group's businesses.

Any of the foregoing factors and events, individually or together, could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

1.2

Geopolitical and political risks and uncertainty may adversely impact economic conditions, increase market volatility and regulatory risks, cause operational disruption to the Group and its businesses and impact the implementation of its strategic plans, which could have adverse effects on Prudential's business, financial condition, results of operations, and prospects.

The Group is exposed to geopolitical and political risks and uncertainty in the diverse markets in which it operates. Such risks may include:

- The application of government regulations, executive powers, sanctions, protectionist or restrictive economic and/or trade policies (including tariffs and embargoes) and related measures such as export controls, investment restrictions/screening and restrictions on the provision of services, restrictions on product design and repricing, or other measures adopted by governments, businesses or industries which increase trade barriers or restrict trade, sales, financial transactions, or the transfer of capital, investment, data (including data localisation requirements) or other intellectual property, with respect to specific territories, markets, companies or individuals;
- An increase in the volume and pace of domestic regulatory changes, including those applying to specific sectors or business activities;
- The increased adoption or implementation of laws and regulations which may purport to have extra-territorial application (including the extraterritorial or secondary effects of sanction regimes or other trade restrictions);
- An increase in military tensions, regional hostilities or new conflicts which may disrupt business operations, investments, market confidence and expectations and growth;
- Withdrawals or expulsions from existing trading blocs or agreements or financial transaction systems, or fragmentation of systems, including those which facilitate cross-border payments;
- The implementation of measures favouring local enterprises including changes to the maximum level of non-domestic ownership by foreign companies, differing treatment of foreign-owned businesses under regulations and tax rules, or international trade disputes affecting foreign companies;
- Increased costs due to government mandates or regulations imposing a financial contribution to the government as a condition for doing business;
- Uncertainty in the enforceability of legal obligations where their interpretation may change or be subject to inconsistent or conflicting interpretation and application across jurisdictions or over time; and
- Measures which require businesses of overseas companies to operate through locally incorporated entities or with local partners, or with requirements for minimum local representation on executive or management committees.

The above risks may have an adverse impact on Prudential through their effects on the macroeconomic outlook and the environment for global, regional and national financial markets. Prudential may also face risks arising from economic sanctions imposed as a result of

geopolitical conflicts and national security and economic decisions. The above risks may adversely impact the economic, business, legal and regulatory environment in specific markets or territories in which the Group, its joint ventures or jointly owned businesses, sales and distribution networks, or third-party service providers have operations. For internationally active groups such as Prudential, operating across multiple jurisdictions, such measures may add to the complexity of legal and regulatory compliance and increase the risk of conflicts between the requirements of one jurisdiction and another and the potential for increased compliance costs or restrictions on business activities. See risk factors 4.1 and 4.3 below.

Geopolitical and political risks and uncertainty may adversely impact the Group's operations and its operational resilience. Increasing geopolitical and political tensions may lead to conflict, civil unrest and/or civil disobedience as well as increases in domestic and cross-border cyber intrusion activity or other forms of hostile or malicious activity. Such events could impact operational resilience by disrupting Prudential's IT systems, both software and hardware (including any network, storage, applications, models and platform technologies), operations, new business sales and renewals, distribution channels and services to customers, which may result in a reduction in contributions from business units to the central cash balances and profit of the Group, decreased profitability, financial loss, adverse customer impacts and reputational damage and could require the diversion of management attention and resources.

Legislative or regulatory changes and geopolitical or political risks which adversely impact the international trading and economic relationships of Hong Kong, which is both a key market and the location of Group head office functions, may result in adverse sales, operational and product distribution impacts to the Group and could impair the Group's ability to coordinate regional or global operations efficiently.

1.3

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses, dividend payments and share buybacks. Any changes in the financial condition of Prudential's subsidiaries could have an adverse effect on the Group's business, financial condition, results of operations and prospects.

The Group's insurance and asset management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this 'Risk factors' section.

As a holding company, Prudential's principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Prudential's subsidiaries are generally subject to insurance, asset management, foreign exchange and tax laws, rules and regulations (including in relation to distributable profits that can limit their ability to make remittances). In some circumstances, including where there are changes to general market conditions, this could limit Prudential's ability to pay dividends to shareholders, to make available funds held in certain subsidiaries to cover the operating expenses of other members of the Group, or to execute business strategies such as share buybacks.

A material change in the financial condition of any of Prudential's subsidiaries may have a material effect on the Group's business, financial condition, results of operations and prospects.

1.4

Prudential's investment portfolio is subject to the risk of potential sovereign debt credit deterioration, which could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

Investing in sovereign debt creates exposure to the direct or indirect consequences of geopolitical, political, social or economic changes (including changes in governments, heads of state or monarchs), military conflicts, regime change, pandemics and associated disruption, and other events affecting the markets in which the issuers of such debt are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks that are different from investment in the debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due (or in the agreed currency) in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default or restructuring. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its financial position, the extent and availability of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, geopolitical tensions and conflicts and the political constraints to which the sovereign debtor may be subject. Fiscal risks faced by sovereigns could increase due to elevated levels of indebtedness and increasing demands on government budgets stemming from rising social welfare costs, defence expenditures and climate transition efforts.

Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies' exchange rates, or may adopt monetary, fiscal and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers and may reduce market liquidity of these debts.

In addition, if a sovereign default or other such events described above were to occur, as has happened on certain occasions in the past, other financial institutions may also suffer losses or experience solvency or other concerns, which may result in Prudential facing additional risks relating to investments in such financial institutions that are held in the Group's investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected, as might counterparty relationships between financial institutions.

If a sovereign were to default on or restructure its obligations, or adopt policies that devalued or otherwise altered the currencies in which its obligations were denominated, this could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

1.5

Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties.

Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are important factors affecting public confidence in Prudential's products, and, as a result, its competitiveness. Downgrades in Prudential's ratings as a result of, for example, decreased profitability, a deteriorating solvency position, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products, retain current policyholders and attract new policyholders, as well as the Group's ability to compete for acquisition and strategic opportunities. Downgrades could have an adverse effect on the Group's financial flexibility, including its ability to issue commercial paper in a timely manner at acceptable levels and pricing, if at all, the potential imposition of higher funding costs, requirements to post collateral under or in connection with transactions, and constraints on its ability to manage market risk exposures. The interest rates at which Prudential is able to borrow funds are affected by its credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition or operating performance.

Any such downgrades could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects. Prudential cannot predict what actions rating agencies may take, or what actions Prudential may take in response to any such actions, which could also adversely affect its business and prospects.

1.6

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.

Prudential's operations generally write policies and invest in assets denominated in local currencies, but in some markets Prudential also writes policies and invests in assets denominated in non-local currencies, primarily in the US dollar. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to fluctuations in Prudential's consolidated financial statements upon the translation of results into the Group's presentation currency. This exposure is not separately managed at the Group level. The Group presents its consolidated financial statements in the US dollar. The results of some entities within the Group are not denominated in or linked to the US dollar and some enter into transactions which are conducted in non-US-dollar currencies. Prudential is subject to the risk of exchange rate fluctuations from the translation of the results of these entities and non-US-dollar transactions, including the risks from the maintenance of the HK dollar peg to the US dollar. In cases where a non-US-dollar-denominated surplus arises in an operation which is to be used to support Group capital or shareholders' interest (ie remittances), this currency exposure may be hedged where considered economically favourable. Prudential is also subject to residual risks arising from currency swaps and other derivatives that are used to manage such currency exposure. In addition, there may be second-order effects arising from changes in policyholder behavior if policies denominated in a foreign currency (eg US dollar) are deemed unattractive, which could lead to higher surrender outgo and unfavourable shifts in new business sales.

2 Risks relating to Prudential's business activities and industry

2.1

The implementation of large-scale transformation, including complex strategic initiatives, gives rise to significant design and execution risks and may affect Prudential's operational capability and capacity. Failure of these initiatives to meet their objectives may adversely impact the Group and the delivery of its strategy.

Prudential undertakes operating model changes, corporate restructurings, transformation programmes and acquisitions or disposals to support its business strategy, enhance customer experience, strengthen operational resilience, meet regulatory and industry requirements, and maintain competitiveness. These initiatives are often large-scale, complex and interconnected, aiming to drive efficiency, enhance digital capabilities, and expand strategic partnerships across multiple business functions and markets. While there can be no assurance of the successful completion or realisation of the intended benefits, if at all, of these initiatives, unplanned costs, implementation delays or failure to deliver intended outcomes could adversely affect Prudential's business, employees, customers, financial condition, results of operations or prospects and could result in the diversion of management attention and resources. Leadership changes and shifts in business or operating models may also create uncertainty for employees and place additional strain on operational capacity and change-management practices and could adversely affect employee engagement, retention and productivity. Initiatives undertaken to execute the Group's strategy, enhance the control environment, adopt significant accounting standard changes and/or respond to regulatory developments may further amplify these risks. Risks relating to these regulatory changes are described in risk factor 4.1 below.

The rapid pace of technological advancement presents both opportunities and risks for the Group's transformation journey. Prudential's exploration and implementation of innovative technologies, particularly artificial intelligence (AI), to enhance operational efficiency, decision-making, and strategic agility, exposes Prudential to challenges or failures in adopting innovative technologies, such as failure to systematically, prudently and/or effectively implement AI, and may put Prudential at risk of losing competitive advantage, as well as exposure to additional regulatory, information security, privacy, operational, ethical and conduct risks. High-quality training data is essential for building accurate and robust AI models. Without sufficient, well-structured and relevant data, AI systems may produce unreliable or biased results or outputs that are not explainable or auditable. Real-world data collected during deployment and ongoing monitoring and updates may improve the reliability, efficiency and performance of AI models, but may also introduce new risks if such data is incomplete, inaccurate, improperly

governed or biased. Prudential seeks to consider potential risks and negative outcomes, and proactively build risk mitigation governance practices, when implementing AI technologies to mitigate these unintended effects,

2.2
Prudential's businesses are conducted in highly competitive environments with rapidly developing demographic trends. The profitability of the Group's businesses depends on management's ability to respond to these pressures and trends.

The markets for financial services are highly competitive, with a number of factors affecting Prudential's ability to sell its products and its profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, range of distribution channels (including the emergence of new distribution models) and distribution quality, illustrative point-of-sale customer investment returns, ability to implement and comply with regulatory changes, the imposition of regulatory sanctions, brand strength and name recognition, investment management performance and fund management trends, historical bonus levels, delivery of non-guaranteed benefits (notably non-guaranteed investment returns) according to reasonable customer expectations set at and after the point-of-sale, the ability to respond to developing demographic trends, societal expectations, political influences, customer appetite for different types of insurance products, technological advances, and the interplay of these factors. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, have different financial and/or risk appetites, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees, agents and independent financial advisers may limit Prudential's potential to grow its business as quickly as planned or otherwise implement its strategy. Technological advances, including those enabling increased capability for gathering large volumes of customer health data and developments in capabilities and tools for analysing and interpreting such data (such as AI, machine learning and predictive models as well as other digital technologies), may result in increased competition to the Group, and may reshape customer expectations and potentially give rise to new distribution models that may impact traditional distribution channels. This may also increase the competition risks resulting from a failure by the Group to retain existing talent, as well as hiring for newly emerging roles. Additionally, evolving regulatory requirements and the development of new technologies, including AI, may vary across the markets the Group operates in. This could limit the Group's ability to implement these technologies uniformly, resulting in disparities in innovation and cost efficiency, and adversely impacting the Group's competitive position.

The Group's principal competitors include global life insurers, regional insurers and multinational asset managers. In most markets, there are also local companies that have a material market presence.

Prudential believes that competition will intensify across all regions in response to consumer demand, digital and other technological advances (including the use of AI to improve operational efficiency and enhance customer experiences), new entrants with business models that have the potential to disrupt the existing value chain, the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Failure to do so may adversely impact Prudential's ability to attract and retain customers and, importantly, may limit Prudential's ability to take advantage of new business opportunities in the markets in which it operates, which may have an adverse impact on the Group's business, financial condition, results of operations, growth and prospects.

2.3
Adverse experience in the operational risks inherent in Prudential's business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its business, financial condition, results of operations and prospects.

Operational risks are present in all of Prudential's businesses, including the risk of loss arising from inadequate or failed internal processes, systems or human error, misconduct, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber attacks, acts of terrorism, military conflict, civil unrest and other catastrophes) or other external events. These risks may also adversely impact Prudential through its partners. Prudential relies on the performance and operations of a number of agency, bancassurance, outsourcing (including but not limited to external technology, data hosting and payments) and service partners. These include back-office support functions, such as those relating to technology infrastructure, development and support, and customer-facing operations and services, such as product distribution and services (including through digital channels), and investment operations. This creates reliance upon the operational resilience of these partners and exposes Prudential to the risk that the operations and services provided by these partners are disrupted, or fail to meet required service levels. Further, Prudential operates in extensive and evolving legal and regulatory environments which adds to the complexity of the governance and operation of its business processes and controls.

Exposure to such risks could impact Prudential's operational resilience and ability to perform necessary business functions if there are disruptions to its systems, operations, new business sales and renewals, distribution channels and services to customers, or could result in the loss of confidential or proprietary data. Such risks, as well as any weaknesses in administration systems (such as those relating to policyholder records) or actuarial reserving processes, may also result in increased expenses, as well as legal and regulatory penalties or sanctions, decreased profitability, financial loss and customer conduct risk impacts. This could damage Prudential's reputation and relationships with its customers and business partners. A failure to adequately oversee service partners (or their technology and operational systems and processes including their security) could result in significant service degradation or disruption to Prudential's business operations and services to its customers, which may have reputational or conduct risk implications and could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

Prudential's business requires the processing of a large number of transactions for a diverse range of products. It also employs complex and interconnected technology and finance systems, models and user-centric applications in its processes to perform a range of operational functions. These functions include the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, and the acquisition of new business using AI and digital applications. Many of these tools form an integral part of Prudential's information and decision-making frameworks, and errors, limitations or misinterpretation of such tools may give rise to adverse consequences in core business activities, decision-making and reporting. Errors or limitations in these tools, or their inappropriate usage, may lead to regulatory breaches, inappropriate decision-

making, financial loss, customer detriment, inaccurate external reporting or reputational damage. The long-term nature of much of the Group's business also means that accurate records must be maintained securely for significant time periods.

The performance of the Group's core business activities and the uninterrupted availability of services to customers rely significantly on and require significant investment in resilient IT applications, data hosting, infrastructure and security architectural design, data governance and management and other operational systems, personnel, controls and mature processes. During large-scale disruptive events or times of significant change, or due to other factors impacting operational performance including adequacy of skilled/experienced personnel, the operational effectiveness of these systems and processes at Prudential and/or its third-party service providers may be adversely impacted. In particular, Prudential and its business partners are making increasing use of emerging technological tools and digital services, or forming strategic partnerships with third parties to provide these capabilities. Automated distribution channels and services to customers increase the criticality of providing uninterrupted services. A failure to implement appropriate governance and management of the incremental operational risks from emerging technologies may adversely impact Prudential's reputation and brand, the results of its operations, its ability to attract and retain customers and its ability to deliver on its long-term strategy and therefore its competitiveness and long-term financial success.

Although Prudential's technology, compliance and other operational systems, models and processes incorporate strong governance and controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no complete assurance as to the resilience of these systems and processes or that governance and controls will always be effective, if at all. Due to human error, among other reasons, operational and model risk incidents may occur from time to time, and no system or process can entirely prevent them. Prudential's legacy and other technology systems, data and processes, as with operational systems and processes generally, may also be susceptible to failure or security/data breaches.

2.4

Cyber security risks, including attempts to access or disrupt Prudential's technology systems, and loss or misuse of personal data, could have potential adverse financial impacts on the Group and could result in loss of trust from Prudential's customers and employees and reputational damage, which in turn could have material adverse effects on the Group's business, financial condition, results of operations and prospects.

Prudential and its business partners operate in an escalating cyber security risk landscape. Individuals (including employees, contractors and agents), groups or AI-enabled cyber tools may pose intentional or unintentional threats to the availability, confidentiality, and integrity of Prudential's technology systems. These risks extend to the security of both corporate and customer data. The evolution of ransomware (a form of malicious software (malware) designed to restrict data access until a ransom is paid) could pose a threat to Prudential by impeding operations or resulting in the public exposures of sensitive information if the ransom is not promptly paid. Where these risks materialise, they could result in disruption to key operations, make it difficult to recover critical data or services, or result in damage to assets, any of which could result in loss of trust from Prudential's customers and employees, reputational damage and direct or indirect financial loss.

The vast amount of personal and financial data held by financial services companies makes them attractive targets for cyber crime groups. Recent trends indicate that ransomware attacks are on the rise due to the proliferation of ransomware exploit toolkits and Ransomware-as-a-Service (RaaS) offerings, which provide threat actors with easy access to powerful attack tools. Simultaneously, global cyber security threats are becoming more sophisticated and impactful. As financial institutions increasingly rely on third-party vendors and interconnected systems, vulnerabilities in these supply chains can also be exploited by cyber criminals. A compromised vendor or service provider could inadvertently introduce malicious code or backdoors into the financial institution's infrastructure, leading to potential data breaches or ransomware incidents or operational disruption.

Prudential's increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness, and increasing adoption of the Group's digital platforms could also increase the likelihood of Prudential being considered a target by cyber criminals.

There is an increasing requirement and expectation on Prudential and its business partners not only to hold the data of customers, shareholders and employees securely, but also to ensure its ongoing accuracy and that it is being used in a transparent, appropriate and ethical way, including in decision-making where automated processes or AI are employed. As Prudential and its business partners increasingly adopt digital technology (including AI) in business operations, the data the Group generates creates an opportunity to enhance customer engagement while maintaining a responsibility to keep customers' personal data safe. Various policies and frameworks are in place to govern the handling of customers' data. Failure to adhere to these policies may result in regulatory scrutiny and sanctions and detriment to customers and third-party partners, and may adversely impact the reputation and brand of the Group, its ability to attract and retain customers, and deliver on its long-term strategy.

The risk to the Group of not meeting these requirements and expectations may be increased by the expansion of cloud-based infrastructure and the usage of digital distribution and service channels, which can collect a broader range of personal and health-related data from individuals at increased scale and speed, as well as the use of complex tools, machine learning and AI technologies to process, analyse and interpret this data.

New and currently unforeseeable regulatory, reputational and operational issues may also arise from the increased use of emerging technology such as generative AI which requires careful consideration and guardrails established to enable its safe use. Regulatory developments in cyber security and data protection continue to progress worldwide. The focus on data privacy has continued to increase, with regulators in Asia and globally introducing new data privacy laws or enhancing existing ones. Such developments may increase the complexity of requirements and obligations in this area, in particular where they involve AI or data localisation restrictions, or where they require system-level modifications to digital applications or platforms or impose differing and/or conflicting requirements compared with those of other jurisdictions.

Prudential faces increased financial and reputational risks due to both dynamic changes in the regulatory landscape and the risk of a significant breach of IT systems or data. These risks extend to joint ventures and third-party suppliers in light of a dynamic cyber threat landscape including supply chain compromise, computer viruses, unauthorised access and cyber security attacks such as 'denial of service' attacks, phishing and disruptive software campaigns. Despite multi-layered security defences, there is no guarantee that such events will not occur, and they could have significant adverse effects

on Prudential's business, financial condition, results of operations and prospects.

2.5

Prudential's digital platforms may heighten existing business risks to the Group or introduce new risks as the markets in which it operates, and its partnerships and product offerings evolve.

Prudential's digital platforms are subject to a number of risks, including those related to legal and regulatory compliance and the conduct of business; the execution of complex change initiatives; information security and data privacy; the use of models and the handling of personal data (including those using or used by AI); the resilience and integrity of IT infrastructure and operations; and the management of third parties. These existing risks for the Group may be increased due to several factors:

- The number of current and planned markets in which Prudential's digital platforms operate, each with their own laws and regulations, regulatory and supervisory authorities, the scope of application of which may be uncertain, conflicting or change at pace, may increase regulatory compliance risks;
- The implementation of planned digital platforms and services, which may require the delivery of complex, interconnected change initiatives across current and planned markets. This may give rise to design and execution risks, which could be amplified where these change initiatives are delivered concurrently;
- The increased volume, breadth and sensitivity of data on which the digital platforms are dependent and to which the Group has access, holds, analyses and processes through its models, increases information security, data privacy and usage risks. Furthermore, the use of complex models, including where AI is used for critical decision-making, in an application's features and offerings may give rise to ethical, operational, security, conduct, litigation and reputational risks if they do not function as intended, if at all;
- Reliance on and/or collaboration with a number of third-party partners and providers, which may vary according to the market. This may increase operational disruption risks to the uninterrupted provision of services to customers, regulatory compliance and conduct risks, and the potential for reputational risks; and
- Support for, and development of, the platforms being provided outside some of the individual markets in which the platforms operate, which may increase the complexity of local legal and regulatory compliance.

New product offerings and functionality (including those supported by AI) may be developed and provided through digital platforms, which may introduce new regulatory, operational, conduct and strategic risks for the Group. Regulations may be introduced, which limit the permitted scope of online or digitally distributed insurance and asset management services, or deployment of new technological services, and may restrict current or planned offerings provided by the platform.

A failure to implement appropriate governance and management of the incremental and new risks detailed above may adversely impact Prudential's reputation and brand, its ability to attract and retain customers, its competitiveness, its ability to deliver on its long-term strategy and the financial position of the Group.

2.6

Prudential operates in certain markets with joint venture partners and other shareholders and third parties. These businesses face the same risks as the rest of the Group and also give rise to certain risks to Prudential that the Group does not face with respect to its wholly-owned subsidiaries, which could adversely affect Prudential's reputation and its business, financial condition, results of operations and prospects.

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements (including associates). The financial condition, operations and reputation of the Group may be adversely impacted, or the Group may face regulatory censure, in the event that any of its partners fails or is unable to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime and sustainability (including climate-related) risks (see risk factor 3.1 below), or fails to resolve disputes that may arise from existing agreements or during the course of implementing business strategy. Reputational risks to the Group are amplified where any joint ventures or jointly owned businesses carry the Prudential name.

A portion of the Group's business comes from its joint venture and associate businesses in Mainland China and India, respectively. For such operations, the level of control exercisable by the Group depends on the terms of the contractual agreements as well as local regulatory constraints applicable to the joint venture and associate businesses, such as listing requirements; and, in particular, those terms providing for the allocation of control among, and continued cooperation between, the participants. As a result, the level of oversight, control and access to management information the Group is able to exercise at these operations may be lower compared to the Group's wholly-owned businesses. This may increase the uncertainty for the Group over the financial condition of these operations, including the valuation of their investment portfolios and the extent of their invested credit and counterparty credit risk exposure, resulting in heightened risks to the Group as a whole. This may particularly be the case where the geographies in which these operations are located experience market or sector-specific slowdowns, disruption, volatility or deterioration. In addition, the level of control exercisable by the Group could be affected by changes in the maximum level of foreign ownership imposed on foreign companies in certain jurisdictions. The exposure of the Group to the risks detailed in risk factor 2.1 above may also evolve in line with the Group's strategic initiatives, such as the expansion of the Group's operations through joint ventures or jointly-owned businesses.

In addition, a significant proportion of the Group's product distribution is carried out through agency arrangements and contractual arrangements with third-party service providers not controlled by Prudential, such as bancassurance arrangements, and the Group is therefore dependent upon the continuation of these relationships. The effectiveness of these arrangements, or temporary or permanent disruption to them, such as through significant deterioration in the reputation, financial position or other circumstances of the third-party service providers, material failure in controls (such as those pertaining to third-party service providers' systems failure or the prevention of financial crime), regulatory changes affecting their governance or operation, or their failure to meet any regulatory requirements could adversely affect Prudential's reputation and its business, financial condition, results of operations and prospects.

2.7
Adverse experience relative to the assumptions used in pricing products and reporting business results could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

In common with other life insurers, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and other policy discontinuances or alterations, customer take-up rates on product options, economic conditions, investment performance and impairments, unit costs of administration and new business acquisition expenses. The potential adverse impacts to the profitability of the Group's businesses from the upheavals in financial markets and levels of economic activity on customer behaviours are described in risk factor 1.1 above.

Prudential, like other insurers, needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations. A further factor is the assumptions that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group. Prudential's persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumptions. If actual levels of persistency are significantly different than assumed, the Group's results of operations could be adversely affected.

The Group's businesses are subject to inflation risk. In particular, the Group's medical insurance businesses are also exposed to medical inflation risk, which is often in excess of general price inflation. While the Group has the ability to reprice some of its products, such repricing is dependent on the availability of operational and resource capacity to do so, as well as the Group's ability to implement such repricing in light of the increased regulatory restrictions, political influences, and customer and societal expectations reflecting the affordability of insurance products and the protection of vulnerable customers, as well as the commercial considerations of the markets the Group operates in. Increasing regulatory requirements relating to the design and repricing of medical reimbursement products may also impact the profitability of these products. Further, the profitability of the Group's businesses may be adversely impacted by downgrade and/or policy termination experience following any repricing of medical reimbursement products.

In addition, Prudential's business may be adversely affected by epidemics, pandemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases in the cost of medical claims. Pandemics, significant influenza and other epidemics have occurred a number of times historically, but the likelihood, timing or severity of future events cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combatting the spread and severity of any epidemics, as well as pharmaceutical treatments and vaccines (and their rollouts) and non-pharmaceutical interventions, could have a material impact on the Group's claims experience.

Prudential uses reinsurance to selectively transfer mortality, morbidity and other risks. This exposes the Group to: the counterparty risk of a reinsurer being unable to pay reinsurance claims or otherwise meet their commitments; the risk that a reinsurer changes reinsurance terms and conditions of coverage, or increases the price of reinsurance which Prudential is unable to pass on to its customers; the risk of ambiguity in the reinsurance terms and conditions leading to uncertainty whether an event is covered under a reinsurance contract; and the risk of being unable to replace an existing reinsurer, or find a new reinsurer, for the risk transfer being sought.

Any of the foregoing, individually or together, could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

3 Risks relating to sustainability (including environmental, social and governance (ESG) and climate-related) matters

3.1
The failure to understand and respond effectively to the risks associated with sustainability factors could adversely affect Prudential's achievement of its long-term strategy.

Sustainability-related risks refer to (i) environmental, social or governance issues, trends or events that could have a financial or non-financial impact on the Group, and/or (ii) the Group's sustainability-focused activities, strategy and commitments that could have an external impact on the environment and wider society. A failure to manage the risks associated with key sustainability themes may undermine Prudential's financial performance, operational resilience and sustainability credentials, adversely impact its reputation and brand, and its ability to attract and retain customers, investors, employees and distribution and other business partners, and therefore the results of its operations and the delivery of its business strategy and long-term financial success. As investors are increasingly being seen as partly responsible for the actions of the companies they invest in, Prudential, as an asset owner and asset manager, may also incur sustainability-related risks from investee companies.

a Environmental risks
Environmental concerns, notably those associated with climate change, biodiversity loss and nature degradation, present potential long-term risks to the sustainability ambitions of Prudential and may impact its customers and other stakeholders. Prudential is therefore exposed to the long-term impact of climate change and nature degradation risks, which include the financial and non-financial impacts of transition, physical, reputational and shareholder, regulatory, customer or third-party litigation risks.

Recognising the long-term nature of the Group's investment time horizon, the global transition, including where disorderly or fragmented, to a lower carbon economy and nature preservation may have an adverse impact on investment valuations and liquidity as the financial assets of carbon-intensive companies in some asset sectors re-price as a result of increased operating costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed versus disorderly and reactive, will be influenced by factors such as changes in geopolitics, public policy, technology and customer or investor sentiment. Prudential's stakeholders increasingly expect and/or rely on the Group to support an orderly, inclusive and sustainable transition based on an understanding of the relevant market and investee-company-level transition plans with consideration given to the impact on the economies, businesses, communities and

customers in these markets. The potential economic impacts of transition risks may also have a broader economic impact that may adversely affect customers and their demand for the Group's products.

The Group's ability to sufficiently understand, measure and appropriately respond to transition risk may be limited by insufficient or unreliable data on the carbon exposure, nature impacts and dependencies, and transition plans of investee companies. This may impact the Group's ability to deliver on its external decarbonisation commitments and the implementation of sustainability considerations in existing or new sustainability-orientated investment strategies and products. Additionally, current limitations in financial climate and nature modelling tools make it challenging to assess the financial impact of climate-related risks on the Group and its investment portfolio, particularly for longer-term time horizons.

The direct physical impacts of climate change and nature degradation, including shorter-term event-driven (acute) physical risks such as increasingly frequent and severe typhoons, floods, heatwaves, and wildfires, and those associated with longer-term shifts in climate patterns such as elevated temperatures, extremely high rainfall, and prolonged drought (chronic physical risks), may become increasingly significant factors in the mortality and morbidity risk assessments for the Group's insurance product underwriting and offerings and their associated claims profiles. These physical climate risks have the potential to disproportionately impact economies in the Asia and Africa markets in which Prudential operates and invests. Similarly, nature-related physical risks can impact life and health liabilities where, for example, pollution, poor water quality, waste contamination and overexploitation of the natural environment can all contribute to biodiversity degradation, which in turn can potentially pose threats to human health.

A failure to understand, manage and provide greater transparency of its exposure to these environment-related risks may have increasingly adverse implications for Prudential and its stakeholders. At the same time, evolving and diverging approaches to sustainability in different jurisdictions, in some cases with extraterritorial reach, create challenges for global businesses such as Prudential in meeting differing requirements and expectations.

b Social risks

Social risks that could impact Prudential may arise from a failure to consider diversity, wellbeing, changing needs, human rights and interests of its customers and employees and the communities in which the Group or its third parties operate. Perceived or actual inequity and income disparities have the potential to further erode social cohesion across the markets in which the Group operates, which may increase operational and disruption risks for Prudential and impact the delivery of the Group's strategy across these markets. Direct physical impacts of climate change and deterioration of the natural environment, together with the societal impact from actions that support the global transition to a lower carbon economy, may disproportionately impact the stability of livelihoods and health of lower socioeconomic groups within the markets in which the Group operates. These risks are heightened as Prudential operates in multiple jurisdictions that are particularly vulnerable to climate change and biodiversity degradation, with distinct local cultures and considerations.

Evolving social norms and emerging population risks associated with public health trends (such as an increase in obesity, metabolic syndrome and mental health deterioration) and demographic changes (such as population urbanisation and ageing), as well as potential migration or displacement due to factors including climate- and nature-related developments, may affect customer lifestyles and therefore may impact the level of claims and persistency under the Group's insurance product offerings.

As a provider of insurance and investment services, the Group is increasingly focused on making its products more accessible through the use of digital services, technologies and distribution methods to customers. As a result, Prudential has access to extensive amounts of customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and AI technologies. The Group is therefore exposed to an increase in technology risk, including potential unintended consequences from algorithmic biases, as well as regulatory, ethical and reputational risks associated with customer data misuse or security breaches. These risks are explained in risk factors 2.4 and 2.5 above. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations, including those relating to how the Group supports its customers through this transformation.

Failure to foster an inclusive, diverse and open environment for the Group's employees in accordance with the Group Code of Conduct could impact the ability to attract and/or retain employees and increase potential reputational risk. The business practices within the Group's third-party supply chain and investee companies with regards to topics including labour standards, respect for human rights and modern slavery also expose the Group to potential reputational risk.

Insurers use the claims and risk profiles of different homogeneous customer cohorts such as age, gender and health status to determine the insurance premiums and/or charges. In some societal settings, insurers' ability to set differential premiums and/or charges may be viewed as an equitable and risk-based practice. In other societal settings, this may be viewed as discriminatory. Failure to understand and manage these divergent views across the markets in which Prudential operates may adversely impact the financial condition and reputation of the Group.

c Governance

A failure to maintain high standards of corporate governance may adversely impact the Group, its customers and its employees, increasing the risk of poor decision-making and inadequate oversight and management of key risks. Poor governance may arise where key governance committees lack independence, diversity, skills or experience among their members, or where oversight responsibilities and mandates are unclear or insufficient. Inadequate oversight over remuneration also increases the risk of poor senior management behaviour.

Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control, along with the use of third-party service providers, increases the potential for reputational risks arising from inadequate governance.

The pace and volume of global standards and sustainability, environmental and climate-related regulations emerging across the markets in which the Group operates, the Group's goals of delivering on existing and new exclusions or restrictions on investments in certain sectors, engagements and reporting commitments, such as the International Sustainability Standards Board (ISSB) standards for climate-related disclosures, and the demand for externally assured reporting may give rise to regulatory compliance, operational, disclosure and litigation risks, which may be increased by the multi-jurisdictional coordination required in adopting a consistent risk management approach. The launch of sustainability-focused funds or products, or the (method of) incorporation of sustainability considerations within the investment process for existing products, may increase the risks related to the perceived fulfilment of fiduciary duties to customers and investors by the Group's appointed asset managers, and may subsequently increase regulatory compliance,

customer conduct, product disclosure, litigation and reputational risks. Prudential's voluntary memberships of, or participation within, industry organisations and groups or their initiatives may also increase stakeholder expectations of the Group's acquiescence or compliance with their publicised positions or aims.

The reputational and litigation risks of the Group may subsequently increase where the stated positions or aims of such industry organisations or their initiatives continue to evolve, or where jurisdictions interpret their objectives as adversely impacting on markets or consumers, including, for example, perceived conflicts with anti-trust laws. See risk factor 4.1 for details of sustainability including ESG and climate-related regulatory and supervisory developments with potential impacts for the Group.

Sustainability risks may directly or indirectly impact Prudential's business and the achievement of its strategic focus on providing greater and more accessible health and financial protection, and responsible stewardship and investment within the markets in which the Group operates to support a just and inclusive transition and nature restoration. Such risks may also adversely impact Prudential from meeting its objective of building a sustainable business that delivers a positive impact on its broad range of stakeholders, ranging from customers, institutional investors, employees and suppliers to policymakers, regulators, industry organisations and local communities. A failure to transparently implement the Group's Sustainability Strategy across its local businesses and its operational, underwriting and investment activities, as well as a failure to implement and uphold responsible business conduct, may adversely impact the financial condition and reputation of the Group. This may also negatively impact the Group's stakeholders, who all have expectations, concerns and aims related to sustainability matters, which may differ, both within and across stakeholder groups and the markets in which the Group operates. In its investment activities, Prudential's stakeholders increasingly have expectations of, and place reliance on, an approach to responsible investment that demonstrates how sustainability considerations are effectively integrated into investment decisions and the performance of fiduciary and stewardship duties. These duties include effective implementation of exclusions, voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager, in line with internally defined procedures and external commitments. The increased demands and expectations of stakeholders for transparency and disclosure of the activities that support these duties further heighten disclosure risks for the Group, including those associated with potentially overstating or misstating the positive environmental or societal impacts of the Group's activities, products and services (eg greenwashing).

4. Risks relating to legal and regulatory requirements

4.1

Prudential conducts its businesses subject to regulation and associated regulatory risks, including changes to the basis of regulatory supervision or intervention of the Group, the level of regulatory scrutiny arising from the Group's reported events, the effects and pace of changes in the laws, regulations, policies, their interpretations and application, and any industry/ or accounting standards in the markets in which it operates.

Any non-compliance with laws, regulations, government policies, or common industry practices and standards or rules in the financial services and insurance sector (including those applicable to relevant companies, individuals or distributors) can adversely affect Prudential's operations, licences or business continuity. In the markets in which Prudential operates, it is subject to regulatory requirements for ongoing business operations as well as obligations with respect to financial crime, including anti-money laundering (AML), sanctions compliance, and anti-corruption and fraud, which may either impose obligations on the Group to act in a certain manner or restrict the way that the Group can act in respect of specified individuals, organisations, businesses, territories and/or governments. A failure to comply with such requirements may adversely impact the reputation of Prudential and/or result in the imposition of legal or regulatory penalties, heightened regulatory scrutiny or enforcement actions, or restrictions on the Group, including limitations on its ability to conduct business.

The impact from regulatory developments may also be material to Prudential; for instance, changes may be required to its product range, distribution channels, sales and servicing practices, data handling, operational processes, competitiveness, profitability, capital requirements, risk appetite and risk management approaches, corporate or governance structure, financial and non-financial disclosures and reported results, and financing requirements.

Regulatory changes and political influences may also impact the Group's ability to reprice its products, particularly medical reimbursement products as observed in some markets that the Group operates in. Changes in capital-related regulations may affect the sensitivity of capital to market factors and the allocation of capital and liquidity within the Group. Regulators may also change solvency requirements or methodologies for determining components of the regulatory or statutory balance sheet, including the reserves and the level of capital required to be held by individual businesses (with implications for the Group capital position). Other government interventions due to financial and global economic conditions may also lead to a tightened business operating environment and heightened regulatory scrutiny.

For internationally active groups such as Prudential, operating across multiple jurisdictions (including cross-border activities) may increase the complexity and volume of legal and regulatory compliance challenges. The multitude of laws and regulations in the jurisdictions in which Prudential operates is dynamic and may be subject to ongoing changes. Legal and regulatory obligations may also be unclear in their application to particular circumstances, which may affect Prudential's ability to enforce the Group's rights in the manner intended and reduce predictability for Prudential's business operations. Compliance with Prudential's legal or regulatory obligations, including those in respect of international sanctions, sustainability efforts and human resources practices, in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group. Geopolitical and global tensions may also lead to realignment among blocs, or challenging supply chains, which may lead to an increase in the volume and complexity of international sanctions or controls. These risks may be increased where uncertainty exists as to the scope of regulatory requirements and obligations, and where the complexity of specific cases applicable to the Group is high.

Further information on specific areas of regulatory and supervisory requirements or changes is included below.

Risk factors continued

a Group-wide Supervision (GWS) regulatory framework

The Hong Kong Insurance Authority (Hong Kong IA) is the Group-wide supervisor for Prudential. The Group is subject to the Hong Kong IA's GWS Framework, which is principles-based and outcome-focused, allowing the Hong Kong IA to exercise direct regulatory powers over the designated holding companies of multinational insurance groups. Prudential has in place various monitoring mechanisms and controls to ensure ongoing compliance and to promote constructive engagement with the Hong Kong IA as its Group-wide supervisor.

b The Group's regulatory landscape

In 2025, the Hong Kong IA and regulators in the markets in which Prudential operates continued to focus on customer protection and the resilience of the insurance industry. New mandates and guidelines were issued in several markets whereby industry participants are required to assess, monitor and manage non-financial, financial and sustainability risks. Business conduct and consumer protection remain the priority for regulators, with emphases on products, sales, servicing and data protection expectations, as well as operational resilience, investment management, third-party management and technology risk management.

Major regulatory changes and reforms are in progress in some of the Group's key markets, with some uncertainty regarding the full impact on Prudential:

- In Hong Kong, the Hong Kong IA continued to strengthen customer protection in the management of participating businesses throughout 2025, including the implementation of an illustration rate cap for participating policies, updated remuneration structures for intermediaries, and supervision of product fulfilment ratios. Mitigating unlicensed activities and sales conduct remain key priorities.
- In Mainland China, the National Financial Regulatory Administration continues to enhance its supervision of the market through comprehensive inspections and enforcement actions. In 2025, regulatory developments in the financial sector continued to evolve, including updated regulations or initiatives related to market conduct, product governance, compliance management, and enforcement methodologies, potentially increasing the risk exposure of industry players.
- In Singapore, the Monetary Authority of Singapore (MAS) introduced new requirements for financial institutions aimed at strengthening the management of third parties, technology, and cybersecurity. These enhanced regulations require robust risk management, strengthened controls, and effective recovery procedures, supported by the implementation of appropriate mechanisms. The regulators also introduced mandatory product design changes to Shield medical insurance riders with the publicly stated expectation that premiums will be reduced by approximately 30% as a result.
- In Malaysia, Bank Negara Malaysia (BNM) initiated revised capital adequacy requirements aimed at improving risk-based capital measurements and reporting, scheduled to take effect in 2027. In addition, BNM introduced new regulatory changes for health products, including those relating to customer journey and affordability. Heightened BNM supervision is expected to continue in the medical insurance sector.
- In Indonesia, regulatory oversight of the insurance industry remains a key priority, guided by the Otoritas Jasa Keuangan (OJK) five-year regulatory roadmap in place since 2023, aimed at enhancing customer protection and covering other aspects such as agent licensing, data, capital, products, actuarial matters, reporting, risk management and operational controls.
- In Vietnam, following significant insurance regulatory changes and industry reform since 2023, the insurance sector has been stabilising, with enhanced expectations regarding customer protection, intermediary management, and data privacy controls.
- In Thailand, the regulatory environment continues to evolve with proposed legislative reforms to strengthen corporate governance, risk-based capital requirements, and financial stability in the insurance sector.
- In Taiwan, the regulator has introduced a new Insurance Capital Standard, effective from 1 January 2026, with more risk-sensitive and internationally aligned solvency requirements.
- In the Philippines, regulatory developments under Philippine Financial Reporting Standard 17, introduced in 2024 to enhance transparency and comparability in financial reporting, are set for full implementation in January 2027. These changes will include a new Quantitative Impact Assessment (QIA) and quarterly status updates in local regulatory filing from 2025 onwards, as well as implications for capital management.
- In India, the Insurance Regulatory and Development Authority of India (IRDAI) continues to promote the governance and use of technology to transform the insurance landscape in the country. In addition, the IRDAI is planning to introduce risk-based capital requirements.

Furthermore, the growing adoption of technology, digital services and AI across the industry has introduced new and unforeseen regulatory requirements and issues, including heightened expectations regarding the use of AI, as well as other resilience-related concerns such as data security, privacy and cyber resilience. These regulatory developments are being actively monitored and addressed as necessary.

The pace and volume of sustainability-related regulatory changes, including ESG and climate-related changes, are also increasing. Regulators in Hong Kong, Singapore, Malaysia, Taiwan, Indonesia, Philippines, Thailand, Mainland China and the UK are either in the process of initiating or have developed supervisory and disclosure requirements or guidelines related to environmental and climate change risk management. With international standard setters, such as the ISSB, progressing with global sustainability and climate-related disclosure requirements, local jurisdictions are considering adopting and, in some cases, mandating implementation. In 2025, the Stock Exchange of Hong Kong, the Singapore Exchange, the Securities Commission of Malaysia and Taiwan's Financial Supervisory Commission incorporated IFRS climate-related disclosure standards into their reporting rules, while others announced roadmaps or began consultations to adopt these standards in the coming years. As local regulatory expectations continue to increase, we expect many frameworks to include relief mechanisms that allow local entities to rely on the parent company's ISSB-aligned group disclosures, rather than preparing separate local disclosures, which should ease the regulatory burden on our operating companies. However, this interoperability may not always be seamless owing to regional variations in how the standards have been adapted, so the potential for overlapping reporting burdens across jurisdiction remains. Across Asia, sustainable finance taxonomies have been introduced in Hong Kong, Singapore, Malaysia, Indonesia, and Taiwan with efforts to support green investment. Recent high-profile examples of government and regulatory enforcement and civil actions against companies for misleading investors on sustainability and ESG-related information demonstrate that disclosure, reputational and litigation risks remain high and may increase, particularly as companies increase their disclosures or product offerings in this area. Regulators and industry bodies, such as the UK Financial Conduct Authority, the European Commission (working with the European Securities and Markets Authority, and the MAS have further established more prescriptive requirements and guidelines regarding the use of sustainability and ESG nomenclature in the labelling of investment products. These changes and developments may give rise to regulatory compliance, customer conduct, operational, reputational, and disclosure risks, requiring Prudential to coordinate across multiple

jurisdictions to apply a consistent risk management approach, which may prove difficult against the backdrop of contrary trends in the US.

A rapid pace and high volume of regulatory changes and interventions, and the swiftness of their application, including those driven by the financial services industry, have been observed in recent years across many of the markets in which the Group operates. The transformation and regulatory changes have the potential to introduce new, or increase existing, regulatory risks and supervisory interest, while increasing the complexity of ensuring concurrent regulatory compliance across markets driven by the potential for increased intra-group connectivity and dependencies. In jurisdictions with ongoing policy initiatives and regulatory developments that will impact the way Prudential is supervised, these developments are monitored at both market and Group level and inform the Group's risk framework and engagement with regulators or supervisors, policymakers and industry groups.

c International insurance standards developments

The International Association of Insurance Supervisors (IAIS) sets global standards for the insurance sector, through the Insurance Core Principles and the Common Framework (ComFrame). The Insurance Core Principles provide a broad framework for insurance supervision globally, while ComFrame offers additional, enhanced standards for the supervision of Internationally Active Insurance Groups (IAIGs). These standards significantly influence group-wide regulatory frameworks such as the Hong Kong IA's GWS requirements, consequently impacting Prudential, which has been designated as an IAIG by the Hong Kong IA according to the criteria set out in IAIS's ComFrame. The IAIS's standards and guidelines also play a crucial role in shaping regional regulations in many jurisdictions in which Prudential operates.

There are a number of ongoing global industry developments by the IAIS that could lead to new macroprudential, operational and conduct standards, resulting in additional burdens or adverse impacts on the Group and its business units. These developments cover the monitoring of key insurance risks and trends (including protection gaps), standards setting, and the assessment of standards implementation in the areas of systemic risk, the Insurance Capital Standard (ICS), insights for sustainability risk (including climate risk), customer treatment and AI-related aspects specifically for the global insurance sector.

In November 2025, the Financial Stability Board (FSB), a global body that ensures international financial stability, reaffirmed its decision to use the IAIS's Holistic Framework for the assessment and mitigation of systemic risk in the insurance sector. The FSB continues to publish an annual list of insurers that will be subject to resolution requirements, in order to provide transparency to market participants that the reported insurers and their regulators and supervisors are working to be better equipped to address stress or failure, and shows that the relevant authorities are working together across borders. The Holistic Framework also includes the Global Monitoring Exercise, which is a process for the identification of any build-up of systemic risk and the IAIS conducted a consultation with a revised document published on the Global Monitoring Exercise in 2025. Prudential continues to participate in the exercise. The IAIS also initiated a public consultation on draft revised application papers on recovery and resolution in November 2025. The MAS introduced a Domestic Systemically Important Insurers (D-SII) framework in Singapore effective from 1 January 2024 and has designated Prudential Assurance Company Singapore as a D-SII. In 2025, the Hong Kong IA introduced a new framework for the classification of D-SIIs (entities whose failure will cause significant disruption to the local financial system in Hong Kong) and classified Prudential Corporation Asia Limited, which is the senior regulated entity within the Group, as a D-SII. The MAS and the Hong Kong IA are expected to continue to align with the latest FSB and IAIS standards and guidelines relating to systemic risk.

The ICS was adopted by the IAIS in December 2024, and is a global, risk-based measure of capital adequacy for IAIGs as the quantitative element of IAIS's ComFrame. The ICS will serve as a group-wide prescribed capital requirement, which is a solvency control level below which supervisors will intervene on group capital adequacy grounds. Prudential, as an IAIG, continues to work with the Hong Kong IA on the implementation of the ICS.

As a result, there remains a degree of uncertainty over the potential impact of ongoing global industry and regulatory developments across the Group.

d Changes in accounting standards and other principles to determine financial metrics

The Group's financial statements are prepared in accordance with IFRS. In addition, the Group provides supplementary financial metrics prepared on alternative bases to discuss the performance and position of its business. Any changes or modification to IFRS accounting policies or the principles applied to determine the supplementary metrics may require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency. Furthermore, investors, rating agencies and other stakeholders may take time to gain familiarity with the revised results and to interpret the Group's business performance and dynamics. Such changes may also require systems, processes and controls to be updated and developed that, if not managed effectively, may increase the operational risk of the Group in the short term.

e Policyholder protection schemes

Various jurisdictions in which Prudential operates have created policyholder protection schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise in which Prudential, along with other companies, may be required to make such contributions.

4.2

The Group and its intermediaries may conduct business in a way that adversely impacts the fair treatment of customers, which could negatively affect Prudential's business, financial condition, result of operations and prospects, as well as its relations with current and potential customers and its reputation.

At any stage of the customer and product life cycle, the Group or its intermediaries may conduct business in a way that adversely impacts customer outcomes and the fair treatment of customers ('conduct risk'). This may arise through a failure to design, provide and promote suitable products and services to customers that meet their needs, are clearly explained or deliver real value, provide and promote a high standard of customer service, appropriately and responsibly manage customer information, or appropriately handle and assess complaints. A failure to identify or implement appropriate governance and management of conduct risk may result in harm to customers and regulatory sanctions and restrictions, and may adversely impact Prudential's reputation and brand, its ability to attract and retain customers, its competitiveness, and its ability to deliver on its long-term strategy. There is an increased focus by regulators and supervisors on customer protection, suitability and inclusion across the

markets in which the Group operates, thereby increasing regulatory compliance and reputational risks to the Group in the event the Group is unable to effectively implement the regulatory changes and reforms.

Prudential is, and in the future may continue to be, subject to legal and regulatory actions in the ordinary course of its business on matters relevant to product sales (including sales distribution practices and product suitability) and the delivery of customer outcomes. Such actions relate, and could in the future relate, to the application of current regulations or the failure to implement new regulations, regulatory reviews of broader industry practices and products sold in the past under acceptable industry or market practices at the time (including in relation to lines of business that are no longer active) and changes to the tax regime affecting products. Regulators may also focus on the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them and the responsibility of product providers for the deficiencies of third-party distributors.

4.3

Litigation, disputes and regulatory investigations may adversely affect Prudential's business, financial condition, cash flows, results of operations and prospects.

Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, asset management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by Prudential, including individual claims, class action litigation, arbitration, enforcement proceedings and other regulatory or governmental actions including government investigations. Although Prudential believes that it has adequately provided in all material respects for the costs of known litigation and regulatory matters, no assurance can be provided that such provisions will be sufficient or that material new matters will not arise. Given the large or indeterminate amounts of damages sometimes sought, the possibility of fines, penalties, remediation costs or other sanctions and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have a negative effect on Prudential's business, financial condition, cash flows, results of operations and prospects.

In addition, Prudential operates in some jurisdictions in which the legal framework for the enforcement of contracts can be unpredictable. As a consequence, the enforceability of legal obligations and their interpretation may change or be subject to inconsistent application, which could adversely affect Prudential's legal rights.

4.4

Changes in tax legislation may result in adverse tax consequences for the Group's business, financial condition, results of operations and prospects.

Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential's business, financial condition, results of operations, and prospects.

The Organisation for Economic Co-operation and Development (OECD) is currently undertaking a project intended to modernise the global international tax system, commonly referred to as Base Erosion and Profit-Shifting 2.0. The project has two pillars. The first pillar is focused on the allocation of taxing rights between jurisdictions for in-scope multinational enterprises that sell cross-border goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of 15 per cent applicable to in-scope multinational enterprises.

Based on the OECD statement issued on 8 October 2021, Prudential does not expect to be affected by proposals under the first pillar given they include an exemption for regulated financial services companies.

Under the second pillar, the OECD published detailed model rules in December 2021 for developing a global minimum tax rate of 15 per cent applicable to in-scope multinational enterprises, followed by detailed guidance in March 2022 and further sets of guidance each year, most recently in January 2026. Further guidance is expected. Several jurisdictions in which the Group has operations have implemented either a global minimum tax or a domestic minimum tax at a rate of 15 per cent, in line with the OECD proposals, effective for either 2024 onwards or 2025 onwards. In June 2025, Hong Kong, where the Group's ultimate parent entity is a tax resident, implemented both the global minimum tax and domestic minimum tax, effective from 1 January 2025. This brings the Group into scope of the rules from 2025 onwards.

In compliance with the relevant IFRS accounting standard, the Group will separately disclose any amount of global minimum tax included in the Group's IFRS tax charge for the relevant accounting period. The rules are complex and require calculations to be undertaken at jurisdiction level aggregating all in-scope entities in that jurisdiction into a single calculation. The design of the rules when applied to Prudential means that a global minimum tax is most likely to arise, and could have an adverse impact on the Group's business, financial condition, results of operations and prospects, in periods where there is positive investment performance in jurisdictions whose domestic corporate income tax regimes have features favouring certain types of investment.

Engaging with all stakeholders

UK Companies Act, Section 172 Statement

The Board recognises the importance of taking the interests of its stakeholders into consideration when making decisions, and each of the Directors acts in a way that they consider, in good faith, is most likely to promote the success of the Company for the benefit of its members, in accordance with Section 172(1) of the Companies Act 2006. This requires each of the Directors to have regard, among other matters, to the interests of the Company's employees, the Company's relationship with customers, suppliers and others, and the impact of the Company's operations on the wider community and the environment, while ensuring that the Company maintains a reputation for high standards of business conduct and treats each of its shareholders fairly. When making decisions on long-term proposals, the Board considers how those proposals support our strategy or otherwise impact the business and its various stakeholder groups in the longer term.

This statement sets out how the Directors have had regard to the matters set out in Section 172(1)(a)-(f) of the UK Companies Act 2006 and details how the Board builds and maintains strong relationships with its stakeholders, how it gains an understanding of their interests, needs and concerns, and how the strength of these relationships contributes to the Company's success. Underlying the relationships with stakeholders are our purpose and values, which are reflected in our culture.

How Directors are supported in their duties

Upon joining the Board, each Director is provided with an induction, which includes a briefing on Directors' duties, including those arising under Section 172, and an overview of the Group's stakeholders.

At each Board meeting, a briefing note reminding Directors of their Section 172 duties is made available. In addition, members of the management team who submit proposals to the Board for approval highlight Section 172 criteria in their papers where relevant, pointing out the potential impact their proposals may have on stakeholders or how stakeholder views have been considered. Management and the Chair regularly report to the Board on their interactions with investors, governments and regulators. Non-executive Directors, primarily members of the Sustainability Committee, engage directly with employees and report back to the Sustainability Committee or Board as relevant. This ensures that Directors are sufficiently briefed and that any materials provided support a robust discussion on the impact a proposal may have on the Group's stakeholders.

A summary of the Board's stakeholder engagement activities in 2025 is set out in the following pages.



Our stakeholders

To deliver sustainable value in the long term, we seek to align our business practices and operational impact with the expectations of our shareholders and other stakeholders. Engaging with our stakeholders helps the Board to understand their priorities and how Board decisions impact them. Listening to stakeholder perspectives can help prepare the Board to respond in the face of market risks and opportunities, while allowing the Directors to foster mutually beneficial relationships with stakeholders.

In addition to shareholders, the Board has determined that the Group's key stakeholders are our customers, employees and communities.

Investors

The Board recognises that regular engagement secures investors' trust and promotes their ongoing investment and support. The Board is committed to the long-term delivery of shareholder returns through a combination of value appreciation and dividends, and to the delivery of credit investors' contractual rights to servicing and principal.

Customers

Our customers are at the heart of what we do. Our purpose is to be partners for every life and protectors for every future. At Prudential, it is our mission to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions.

Employees

Our people are our most important asset and their engagement is fundamental to our ability to attract the talent we want, retain our current people and motivate them to achieve success for themselves and Prudential. To support our strategic goals, the Board's focus is on creating an environment where talent thrives and drives sustainable success and which supports a diverse workforce with an inclusive mindset, fostering mutual respect and collective success.

Regulators and governments

We operate in highly regulated markets. Regulators supervise the insurance and asset management industries, promote general stability and protect policyholders. We are committed to maintaining a constructive and open relationship with all of our regulators to ensure mutual trust, respect and understanding. Governments and policymakers in the markets in which we operate are important stakeholders, setting and shaping the business and policy environment for the products and services we deliver.

Communities

We contribute to the communities where we operate through our purpose-driven Sustainability Strategy, which is integrated into our business.

Suppliers

We work with a range of suppliers and outsourcing providers to allow us to focus on our core business strengths and reduce costs. We believe that the conduct of our suppliers reflects on us, and has the potential to impact our standing, branding and reputation within the communities in which we operate. We therefore seek to build strong working relationships with all our suppliers.


PRUDENTIAL
2025 AGM
Ben Bulmer
班博文
Anil Wadhwani
華康堯
Shriti Vadera
Tom Clarkson
Jeremy Anderson
安德森
Chua Sock Koong
蔡淑君
PRUDENTIAL

What matters to them

Our capital providers are looking for us to provide them with operational and financial performance consistent with their expectations on income and longer-term value creation.

Engagement metrics

- Ahead of the 2026 AGM, the Chair attended 17 shareholder meetings.
- The Remuneration Committee Chair attended 16 shareholder meetings and four meetings with investor bodies.
- The Senior Independent Director attended three shareholder meetings and joined two of the Chair's shareholder meetings.
- Management (predominantly the CEO and/or CFO) held over 160 meetings with more than 180 institutions in Asia, North America, UK and Europe, and the Middle East.
- Additionally, the Investor Relations team conducted over 280 meetings with investors during the year.
- All Directors attended the 2025 AGM in Hong Kong.

How the Group engages and communicates

- The Group seeks to maintain an open and active dialogue with investors and other market participants to ensure that our strategy is well understood and that investors' perspectives and concerns are communicated to the Board.
- Meetings in 2025 took a variety of forms including one-on-one and group sessions and participation in investor conferences and roadshows, organised in some cases by brokers. Engagement took place in Hong Kong, Singapore, Mainland China, the US, Canada, the UK and several other locations in Europe. In Hong Kong, the Group continued its extensive face-to-face and online interactions with stock commentators and retail brokers.
- Key areas of focus for investor engagement in 2025 included updating investors on the Group's progress in implementing strategy, operational performance, the listing of ICICI Prudential Asset Management Company, and the capital management update provided with our half-year 2025 results. Investor relations activity in 2026 will continue to focus on communicating the Group's investment story and progress in the execution of our strategy.
- We continue to take active steps to support an increase in liquidity on the Hong Kong line of our stock (ticker 2378 HK), including offering a scrip dividend alternative. We also continue to engage with the London and Hong Kong stock exchanges, relevant regulatory bodies and market participants to achieve faster and lower-cost transfers of shareholdings from the London line.
- A significant proportion of our coverage research analysts are located in Asia and actively cover our Asian regional peers. We will continue working with Asia-based research franchises to support and build coverage of the stock by those located close to our operating markets. At the same time we will continue to provide support to the European research teams and access to management and local Investor Relations teams.

How the Board engages and communicates

The Board is made aware of major shareholder matters and concerns through a variety of sources including regular reporting by the CEO, the CFO and the Chief of Investor Relations.

The Chair holds an annual programme of engagement with major shareholders. In June 2025, the Chair participated in an event organised by the Investor Forum and attended by 17 institutional investors which helped facilitate engagement with smaller institutional shareholders beyond the major shareholders who are offered meetings as part of the annual engagement programme. The Chair updates the Board on key themes emerging from her meetings which, during 2025 to 2026, included Chair and senior leadership succession planning; strategy planning for the longer term; how the Board considers capital allocation and the creation of shareholder value; the use of technology and AI; and the Board's strategy on non-core assets. Shareholders also asked about strategy in key markets and questions on operational and governance topics.

In addition, the Board invited a fund manager from one of our major shareholders to share their perspectives and insights on the Group. This direct dialogue, building on the external investor audit conducted in late 2024, provided the Board with valuable, first-hand understanding of shareholder views.

The Remuneration Committee Chair conducts a separate annual engagement programme with key shareholders and proxy agencies on the Directors' Remuneration Policy (Policy) and its implementation. During 2025, the Remuneration Committee Chair undertook an extensive shareholder consultation process preparing for shareholder approval of the Policy update at our 2026 AGM. The Remuneration Committee Chair wrote to 51 shareholders including all major institutional investors and the four shareholder representative bodies with most influence over our investors, setting out the proposals and inviting dialogue. Substantive feedback was received,

both in writing and through meetings. The consultation was constructive and the Committee took shareholder views into account when finalising the Policy ahead of the AGM.

The Senior Independent Director (SID) and Committee Chairs offer separate meetings to major investors, as required. In particular, the SID offered to meet with major shareholders to discuss the Chair succession process and met with three shareholders (in addition to joining two of the Chair's meetings with shareholders).

The Group's 2025 AGM adopted a hybrid approach, which allowed shareholders to attend either in person or online. All Board members attended the AGM in person. We will continue to offer this hybrid approach, which allows the greatest flexibility for all shareholders worldwide, and our 2026 Annual General Meeting will be held in Hong Kong as a hybrid meeting.

Impact of engagement on Board decision-making and outcomes

The Board regularly discusses investor views as part of its decision-making and seeks to deliver long-term sustainable value for investors, while also taking into account the interests of other stakeholders.

Regular engagement with investors by the Chair and management, with time allocated in each scheduled Board meeting for the reporting of feedback, ensured that investor views were heard in the boardroom and that the Board's strategy and approach to key decisions were understood by investors. By way of example, as part of its consideration of capital allocation, the Board took into account investor feedback when reviewing the Group's capital allocation framework (see case study for further details).

More broadly, management and the Board take into account feedback from investor perception surveys in the way that they report on, and communicate with, the investor community.

The Remuneration Committee Chair provided detailed briefings to the Remuneration Committee and, where appropriate, the full Board on matters raised by investors. The Remuneration Committee's advisers also provide updates on major investor and proxy agency views, which the Committee takes into account in its decision-making. Feedback from investors forms a key part in the Committee's formulation of the Directors' Remuneration Policy and its implementation.

Capital allocation framework

Coming into 2025, the Board recognised that the Group was reaching an inflection point in its free surplus generation trajectory, reflecting the quality of new business written in recent years, together with ongoing actions to improve cash generation and reduce operating variances. Over the course of several discussions, the Board and Management reviewed the Group's capital allocation framework, leading to the announcement of a refined framework in August 2025 alongside our Half-Year results.

The Board's consideration took into account the interests of investors, customers, employees and regulators. The Group's refined capital allocation framework ensures that the Group maintains resilient capital buffers to ensure that it can withstand volatility in markets and operational experience, giving comfort to our regulators, customers and employees about the Group's long-term sustainability. The refined framework balances the interests of investors, ensuring continued investment by the Group in business growth and the building of capabilities, whilst marking a shift towards a total return orientation, including a commitment to sustained dividend growth together with additional recurring capital returns.

The announcement also confirmed the Board's intention to return to shareholders the proceeds from the IPO of part of the Group's stake in its joint venture asset management business in India – ICICI Prudential Asset Management Company Limited (IPAMC). Having identified this as part of its annual strategy planning in late 2024 as an opportunity to crystallise value for shareholders, the Board evaluated this possibility in 2025 and oversaw a project to publicly list part of the Group's stake. The listing of IPAMC on BSE Limited and National Stock Exchange of India Limited was successfully completed on 19 December 2025.

Over the course of 2025, USD 1.2 billion was returned to shareholders through our ongoing share buyback programme. We are planning additional capital returns of $500 million of share buybacks in 2026 and $600 million in 2027. In addition, we will return $700 million in 2026 and $700 million in 2027 from the net proceeds from the completed IPO of IPAMC.

Customers

What matters to them

Our customers want a seamless experience from a trusted provider offering comprehensive solutions and affordable products tailored to their needs and the stage in their lives.

Engagement metrics

- We are aiming for a top-quartile relationship net promoter score (rNPS) by 2027. In 2025, six business units achieved top quartile rankings. Eight out of ten business units improved their rNPS score in 2025 compared with 2024,
- Our customer retention rate increased to 88 per cent at the end of 2025, an improvement from 87 per cent in 2024. To support this ambition, regular NPS surveys are carried out and considered in detail by the GEC, with the key outputs reported to the Board.

How the Group engages and communicates

We are committed to continue to evolve from a Group that is organised around products and channels to becoming the most trusted partner to our customers. Our extensive distribution channels enable us to better understand and service our customers' financial needs. At the core of our work is helping customers achieve their healthcare and financial goals.

We engage directly with our customers through contact centres, dedicated account managers, face-to-face advice (where possible), mobile phone apps and telephone technical support teams.

We launched the 'Customer Promise' in 2024. This includes five simple commitments with every interaction:

1. We **care** for you
2. We are **clear** with you
3. We make it **easy** for you
4. We take **quick** action for you
5. We treat you **fairly**

The Customer Promise was rolled out to all of our customer service and operations colleagues as well as agency staff. In 2025, we launched a Group-wide programme to reinforce our commitment to embedding Empathy, Customer-centricity, and the voice of the customer into our culture and The PruWay.

How the Board engages and communicates

The Board receives regular reports from the Group CEO, the Regional CEOs of the Strategic Business Groups and the CEOs of Local Business Units on issues affecting customers, including the ongoing impact of the macroeconomic environment and how the business is responding to customer needs in individual markets.

The Board held one of its meetings in Indonesia and, as part of its programme there, met with management teams from the Conventional Life, Syariah and Eastspring businesses, and with agents from the Conventional Life and Syariah businesses who shared their first-hand experiences of how various customer initiatives are working in practice and how management listen to the voice of customers. The Board received insights on the challenges faced by customers, including affordability, flexibility, and the impact of medical inflation. The Board explored how our product development and service delivery could be enhanced to address customer needs, including the expansion of digital servicing capabilities, the launch of new health and protection products, the strengthening of agency and banca distribution channels, and specific incentives to ensure agents remain equipped to deliver high-quality advice and support to customers.

Throughout the year, the Board continued to monitor and discuss our customer NPS and received regular updates on NPS performance and tracking customer metrics by way of a dashboard.

Impact of engagement on Board decision-making and outcomes

The outcome of our operational teams' engagement with customers is communicated through the business and used to shape the design of our products and our distribution, and ultimately informs strategic decisions made at Board level. Decisions about which markets to access, what kind of products to offer and how to develop our agency force, our bank partnerships and our digital capabilities, are all driven by an understanding of what customers want, based on engagement with those customers. The Board engages with agents across our businesses to gain deeper insights into customer requirements, challenges and solutions.

Mindful of the impact of macroeconomic trends on the cost of living for our customers, the Board monitors persistency and medical inflation trends and discusses with management how customer affordability is being considered, particularly for more vulnerable groups of customers.

Affordability and access to quality healthcare remain central to our customer promise and health strategy. The Board recognises that high and rising medical costs are a significant challenge for customers and a threat to the sustainability of health insurance. In response, we have adopted a "Fight for Fair Prices" initiative. The Board receives regular updates on the execution of the health strategy, progress against affordability goals, and the impact of medical inflation on customers. It continues to challenge management to innovate, advocate, and manage costs as effectively as possible, ensuring that our health offering remains accessible, relevant, and trusted by customers.

Beyond internal cost management, we are actively engaging with regulators, lawmakers, and industry bodies to advocate for healthcare pricing reform and greater transparency. This advocacy is a key differentiator for us and reinforces our role as a responsible insurer and strategic partner to governments across the region.

Our "Guided Care" initiative further strengthens our customer promise by providing end-to-end support throughout the patient journey, from symptom triage and appointment booking to post-care follow-up. Powered by conversational AI and real-time clinical escalation, Guided Care is designed to address the fragmentation and confusion customers often face, making the promise of *help when you need it most* a tangible reality.

Employees

What matters to them

Our employees are vital to our ongoing success. They want to be part of a socially responsible organisation that operates with a strong sense of purpose, where they can build fulfilling careers and feel a sense of belonging.

Engagement metrics

- Our employee engagement survey generated over 30,000 comments, reflecting strong participation and engagement that remains above the industry average.
- We ranked as a Tier 1 employer in the CCLA Corporate Mental Health Benchmark (an improvement from Tier 2 in 2024).

How the Group engages and communicates

We are committed to building a workplace where every employee feels respected and valued, has opportunities to grow and takes pride in being part of Prudential. We prohibit any form of discrimination, harassment, bullying and other types of misconduct or behaviour which is contrary to our values and standards. This further reinforces our commitment towards creating a safe and inclusive work environment, which fosters and supports our people's mental health and wellbeing. We regularly refresh our people and culture agenda to ensure alignment with business priorities, building a more equitable working environment, where diversity of thought is celebrated.

The Group has put in place a consistent performance management approach to drive individual and team performance where our employees are assessed on what they achieve and contribute to the business strategy and how they demonstrate our values every day, through our performance management and pay framework. In addition, the Group supports continuous learning and skill enhancement through the PruAcademy, offering technical, behavioural, and leadership training, aligned with business needs and individual growth.

The Group engages with the workforce throughout the year through townhalls and employee surveys.

How the Board engages and communicates


MEET AND GREET
PRUDENTIAL PLC BOARD MEMBERS
JAKARTA, 31 JULY 2025

The Board and management use a range of formal and informal methods to engage, communicate with, and understand the views of, the workforce. The Board has chosen to adopt a collective approach to employee engagement, led by the Sustainability Committee. This approach is considered appropriate given the geographical reach of our Group and enables all Directors to interact directly with the workforce, hear their views and questions, and it helps embed the organisational culture. The Board is satisfied that the current arrangements are effective and will continue to monitor them on a periodic basis.

Key engagement activities included:

- In July, the Board held its meetings in Indonesia and as part of its programme spent time with local leadership teams and top talent from the various Indonesia businesses;
- When Board meetings were held in Hong Kong, Board members spent informal time with head office and local leadership teams and top talent;
- As part of his induction, Guido Fürer, joined by Jeremy Anderson, visited Singapore and met with the leadership teams and top talent from the Singapore Life business and Eastspring;
- George Sartorel participated in the International Women's Day 2025 panel session and addressed questions from employees on our DEI&B strategy; and
- Claudia Suessmuth Dyckerhoff attended graduation ceremonies of our flagship leadership development programme, Transformative Journey.

In addition to its direct engagement with the workforce, the Board receives regular updates on employee matters from the CEO, the Chief Human Resources Officer and local business leaders. The Board, supported by the Sustainability Committee, oversees our people strategy and receives updates on talent development and people metrics and monitors these. The Sustainability Committee reviews in detail the output from employee engagement surveys and actions taken by management. This is also discussed at Board meetings.

The Sustainability Committee receives reports on Diversity, Equity, Inclusion and Belonging (DEI&B), ensuring local insights contribute to Group-wide decisions and that our people's voices are heard at every level.

An additional update on people and culture was provided to the Board in December which highlighted the progress made in embedding our culture and values. This was supported by the Sustainability Committee's review of workforce policies and practices and their alignment with the Group's purpose, values and strategy.

Impact of engagement on Board decision-making and outcomes

The Board and Sustainability Committee discussed with management the output of the employee engagement survey and how feedback was being addressed through people initiatives. They also received regular updates on people issues and discussed with management the ongoing initiatives to support the workforce, including support for staff wellbeing, embedding the Group's values throughout the organisation, and developing talent and a diverse and inclusive workplace.

For more information, please refer to page 10 of the Sustainability Report.

Members of the Sustainability Committee and other Non-executive Directors spent time with employees to hear from them directly, and shared feedback with the Board.

Through their engagements, the Board has gained deeper insight into the Group's operations across different markets; the strengths of the local businesses and the challenges they face; how well the Group's culture and values are embedded within the leadership and across the business; and other issues affecting employees.

Conversely, employees have had an opportunity to gain a better understanding of the Board's perspective and areas of interest, and to provide direct feedback on matters of importance to them or their area of the business.

The Board also considered how the organisation supports employees in their development and monitored the impact made by our suite of development programmes, assessing the need for leadership development across the Group to support the workforce and grow the talent pipeline. Taking into account employee survey results and the strategic direction of the Group, the Board identified people and culture priorities for 2026.

Regulators and governments

Regulators

What matters to them

Our regulators protect customers' interests and set the framework within which we operate as a financial services group. They regulate and supervise the insurance and asset management industries, promote their overall stability and protect policyholders and other customers.

Engagement metrics

- The Chair of the Board, the Chairs of the Risk and Audit Committees and senior management met with the Hong Kong Insurance Authority (HKIA) and other key regulators of the Group during the Supervisory College meeting in 2025. The Supervisory College serves as a forum for the Group's key regulators to coordinate their supervision of the Group and its subsidiaries.

How the Group engages and communicates

We operate in highly regulated markets and are committed to maintaining constructive and open relationships with all our

regulators, with the aim of fostering mutual trust, respect and understanding.

Prudential Corporation Asia Limited is a designated insurance holding company under the Hong Kong Insurance Ordinance and is subject to the HKIA's Group-wide Supervision (GWS) Framework.

The Group's senior management, including key persons in control functions, meet with the HKIA and other regulators as appropriate. Additionally, senior management, together with the Chair of the Board and the Chairs of the Audit and Risk Committees as required, meet at least annually with the Supervisory College, which comprises regulators responsible for supervising Prudential's key markets. Discussions cover areas such as capital, risk management and updates on key projects impacting Prudential and the wider industry. An agreed set of management information is shared with the HKIA on a regular basis.

Prudential also participated in the HKIA's AI Cohort Programme, contributing to the development of AI guidelines for the insurance sector.

In addition, our local businesses communicate and engage with their respective local regulators to maintain constructive and open relationships.

Throughout 2025, Prudential engaged extensively with the International Association of Insurance Supervisors and key international bodies including the Institute of International Finance, Geneva Association and the American Council of Life Insurers, contributing to policy discussions on systemic risk, climate related supervision, protection gaps, AI governance and the Insurance Capital Standard.

How the Board engages and communicates

During 2025, the Risk Committee oversaw the progress of the management actions to address the observations set out in the 2024 Management Letter issued by the Supervisory College.

The Chair of the Board, together with the Chairs of the Audit and Risk Committees and members of the Group's senior management, attended an in-person Supervisory College meeting in December 2025. Following the meeting, a Management Letter setting out key observations arising from the College discussions, as well as the actions expected of the Group, was shared with the Board in March 2026. In response, the Group will prepare a letter, outlining its committed actions to address the observations and will track the implementation of those actions, overseen by the Risk Committee.

The Chair and the GEC led engagement with regulators in our markets during 2025, focusing on key international fora, engaging in connection with regulatory approvals, expanding market access and championing sustainable finance and healthcare reform.

Particular highlights were:

- Engagements with the People's Bank of China and the National Financial Regulatory Administration in China where CICTIC-Prudential Life received approval to issue perpetual securities in January 2026, strengthening solvency and supporting compliance with C-ROSS II.
- Engagement with Bank Negara in Malaysia, where Prudential increased its stake in Prudential Assurance Malaysia Berhad, its life insurance joint venture.
- Proactive engagement with the government in India supported the setting up of a standalone health insurer and ICICI Prudential Asset Management Company's successful listing on 19 December 2025 on the BSE Limited and National Stock Exchange of India Limited.
- In Singapore, the CEO met with the Monetary Authority of Singapore to discuss the need for system-wide reform. The Chair also engaged the Ministry of Health to reinforce Prudential's commitment to sustainable private healthcare.
- The CEO met with the Deputy Prime Minister, Ministry of Finance and State Securities Commission of Vietnam to support the government's ambition to increase insurance penetration and develop an International Financial Centre (IFC) in Ho Chi Minh City.
- In Taiwan, the CEO met with the Financial Supervisory Commission to support the market's development as an asset management hub.

The Board received regular updates throughout the year on significant engagement with the HKIA and other key regulators.

Impact of engagement on Board decision-making and outcomes

Feedback from regulatory engagement, including the Supervisory College Management Letter, helps shape the Risk team's focus areas and informs the agendas of the Board and its principal committees, particularly the Risk and Audit committees.

During 2025, the Board discussed and approved various matters and documents required under the GWS Framework, including the Group's Own Risk and Solvency Assessment.

Engagements across Prudential's key markets facilitated a number of initiatives including the issue of perpetual securities in China, the launch of a standalone health insurer and the IPO of ICICI Prudential Asset Management Company in India, as well as the increase in ownership of Prudential Assurance Malaysia Berhad in Malaysia.

Governments

What matters to them

Governments influence the business environment, policies and regulations, impacting how companies operate within the local economy and contribute to society. The way governments interact at the international level shapes the broader operating environment for our organisation as a global business.

Engagement metrics

- CEO visits to 11 markets;
- Chair visits to three markets and participation in two major international climate finance and development global meetings;
- The CEO serves on the Monetary Authority of Singapore's international advisory body and met with Deputy Prime Minister Gan Kim Yong;
- The Chair serves on the Shanghai government's international business advisory body and met with Chinese Vice Premier He Lifeng; and
- In July, the Board visited Jakarta, and the Chair and CEO met with Indonesian President Prabowo.

How the Group engages and communicates

We engage with governments and policymakers in a number of ways: directly and through industry and membership organisations. This engagement helps us to better understand government priorities and to contribute to developments; it also informs our approach to international and local-level policy and regulations, and our approach to supporting and contributing to sector and economic developments across the markets in which we operate.

Through 2025, we engaged with governments and policymakers from across Asia and Africa to discuss policy priorities and share best practices, including for insurance and asset management, financial inclusion, climate change and sustainable finance, healthcare and technology. Climate-related health risks have been a consistent feature of government and industry dialogue across our markets throughout the year. We

supported policy inputs to the Malaysian ASEAN Chairmanship, including on data, inclusive insurance, and climate and health.

How the Board engages and communicates

The Board regularly receives and discusses government, (geo)political, policy, macro-economic and regulatory developments from the Chief Government Relations & Policy Officer, CRCO and CEO.

On behalf of the Board, the Chair engages with key government stakeholders in a number of ways throughout the year, including bilateral meetings and at public events. Examples in 2025 include meetings and engagements with government officials and regulators, including in and from Hong Kong, the UK, Singapore, China, Malaysia, India, Vietnam and Zambia.

During the Board's visit to Indonesia in July, the Chair and CEO met with the President Prabowo Subianto and Minister for Health Budi Gunadi Sadikin. They witnessed the official signing of a Memorandum of Understanding between the Indonesian Ministry of Health and Prudential, which established a strategic framework for capacity-building, digital-health innovation, and other support to advance Indonesia's national Health Transformation agenda.

Engagement also took place in international fora and with international regulatory bodies, standard setters, and multilateral development banks, including at and during the World Bank/IMF Spring and Annual Meetings, London Climate Week, and through the Chair's Board membership of the IIF.

Areas of discussion during 2025 included:

- Insurance and savings sector development;
- Capital market development;
- Healthcare, health insurance, access and affordability, including the impacts of medical price inflation;
- Financial inclusion;
- Climate change and sustainable finance; and
- Technology and innovation.

These were also the focus of engagement with the IAIS, where Prudential contributed to various consultations during the year; a joint IAIS-World Bank paper to the G20 on insurance protection gaps; and in the agenda of the IAIS Annual Conference, including a panel with the Chair on the role of insurance in capital market development, transition finance, and wider public-private finance for climate and development.

The Board also engages through the CEO. In 2025, the CEO undertook a range of market visits and met with senior government officials and regulators to gain insights and exchange perspectives to support effective implementation and execution of our strategy. In November, he participated for the third consecutive year as a member of the MAS International Advisory Panel.



Impact of engagement on Board decision-making and outcomes

Engagement with governments contributes to better understanding and analysis at Board deliberations of the role we can play in our chosen markets and the impact of public policy and regulation on our strategy, the design and delivery of our products and services, and our investments. It helps to inform the Board's opportunity and risk analysis and improves understanding of where we can contribute to public policy goals. The Board also factors regulatory policy trends into scenario analysis which underpins the Board's strategic decisions.

In the area of climate change, engagement with governments has informed our approach to our Sustainability strategy and specifically the pathways for each of our markets, the challenges and opportunities, and the realities of securing a just energy transition alongside wider development goals. Focus on healthcare policy and regulation, including the impact of medical price inflation, has informed our health strategy, including as part of our deep-dive during the July 2025 Board meeting. Prudential engaged collaboratively with regulators, health ministries, and relevant government stakeholders, both directly and through local industry associations, to exchange information on product development, claims, and emerging trends. These efforts aimed to inform and influence regulations and policies targeting healthcare inflation across key ASEAN markets and Hong Kong.

Communities

What matters to them

The communities in which we operate are affected by Prudential, including at a societal and environmental level. Communities want sustainable businesses that benefit the local community.

Engagement metrics

- Prudential invested $16.1 million in community programmes during 2025;

How the Group engages and communicates

Our philanthropic arm, Prudence Foundation, remains central to our commitment to building resilient communities. In 2025, the Foundation implemented its refreshed strategy, focusing on two key areas:

1. Empowering individuals through financial literacy and inclusion; and
2. Enhancing climate and health resilience among vulnerable communities.

Recognising the growing intersection of climate change and health, we pivoted our community investment strategy in early 2025 to strengthen resilience against climate-related health risks and launched initiatives to complement our Climate and Health Resilience Fund (CHRF), established in 2024.

We are also shaping the global dialogue on climate-health resilience through our collaboration with the Asian Venture Philanthropy Network (AVPN). Through these efforts, we aim to deliver impact today while building system-level partnerships for lasting change tomorrow - aligning with our broader sustainability strategy to create real-world impact and long-term value for every life, for every future.

For a more detailed discussion of sustainability initiatives and climate action and the impact on wider society, please read our Sustainability Report.

Impact of engagement on Board decision-making and outcomes

The Sustainability Committee oversees our community engagement and investment activities on behalf of the Board. In 2025, the Sustainability Committee received updates on the Prudence Foundation’s core strategic focus on financial literacy and climate & health resilience and discussed the alignment of the Foundation's activities to the Group Sustainability strategy and how to assess the impact of its activities.

For more information, please refer to page 10 of the Sustainability Report.

Suppliers

What matters to them

Our suppliers look for mutually beneficial business relationships and reliable business partners.

Engagement metrics

- Around 7,500 suppliers supporting our businesses globally;
- Around 250 staff attended modern slavery risk awareness training across our markets, with representation from procurement managers, risk assessors, legal teams and sustainability representatives;
- Average time to pay invoices was 33 days in the UK; and
- In the UK, over 225 small suppliers have been paid within 10 days since the launch of our Small Supplier Accelerated Payment Scheme, with payments of over £508,000 in 2025 to bring the total since launch to £35 million.

How the Group engages and communicates

We use third-party suppliers and outsourcing providers to allow us to focus on our core business strengths and reduce costs.

We use a Group Third-Party Supply and Outsourcing Policy consistently throughout the Group to ensure we articulate clearly how we work with suppliers and our expectations of them. The policy is a core part of our system of governance. It sets out our position on supply chain management, outlining our approach to due diligence, selection criteria, contractual requirements and ongoing monitoring of our supplier relationships. The policy also supports compliance with the Hong Kong IA’s Group-wide Supervision Outsourcing guidelines.

Modern slavery

Prudential is committed to ensuring that slavery, human trafficking, child labour or any other abuse of human rights has no place in our organisation or supply chain. Our processes include responsible supplier risk assessments and Responsible Supplier Guidelines to further promote the development of a sustainable and ethical supply chain. Our Modern Slavery statement can be found at www.prudentialplc.com/en/investors/governance-and-policies/policies-and-statements

Payment terms

In order to demonstrate our ongoing commitment to supporting our supply chain, we continued to provide payment assistance in 2025 to our small suppliers.

Our standard contractual payment terms in the UK provide for payment to suppliers within 30 days after the invoice date. For smaller suppliers with under 100 employees, our Small Supplier Accelerated Payment Scheme aims to pay suppliers in as little as 10 days after the invoice date.

How the Board engages and communicates

The Board approves the annual register of Group material outsourcing suppliers, as required by the Hong Kong IA and receives updates on key supplier relationships as part of operational and business reviews, focusing on various parts of the Group.

Key Group material outsourcing supplier relationships are also considered as part of the strategy and operational plan discussed and approved by the Board annually.

The Board, supported by the Sustainability Committee, reviews and approves the Group’s Modern Slavery statement annually. The Risk Committee has oversight of our Third Party Supply and Outsourcing Policy.

Impact of engagement on Board decision-making and outcomes

The Risk Committee continues to focus on third-party and outsourcing management as one of the top risks for the Group and a third-party risk management framework has been established to strengthen first- and second-line oversight. Through the introduction of Responsible Supplier guidelines in 2022, we have sought to progressively introduce the same measures deployed in the UK to our Asia and Africa supply chain. For more information, please refer to our most recent Modern Slavery statement on our website. We also introduced measures to understand a supplier’s position on ethical labour standards, health and safety and equal opportunities for our material suppliers and those that provide services in areas deemed to pose higher modern slavery risks.

We remain committed to learning how to improve our own due diligence and monitoring, and we engaged an external party to benchmark our processes against industry best practice and identify improvements.

The Board reviewed our Code of Conduct in 2025 and expects that external stakeholders, including suppliers, abide by principles consistent with those of Prudential. We choose to partner only with those who can meet our rigorous ethical standards.

Sustainability

Building inclusive futures in Asia and Africa

Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Our mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions.

Read on to discover these stories and other milestones as we work to build resilient, inclusive futures for the communities and markets we operate in.

For full details, please see our FY2025 Group Sustainability Report.



We are Prudential.

For every life, we are Partners.
For every future, we are Protectors.

Strategic pillars

Enhancing customer experiences

Technology-powered distribution

Transforming health business model

Group-wide enablers

Open-architecture technology platform

Engaged people and high-performance culture

Wealth and investment capabilities

Sustainability

Delivering real-world impact and long-term resilience

Simple and accessible health and financial protection

- Developing sustainable and inclusive offerings
- Delivering partnerships and digital innovation for health outcomes
- Building resilient communities through community investments

Responsible investment

- Financing a just and inclusive transition
- Decarbonising our portfolio
- Mainstreaming responsible investments in emerging markets

Sustainable business

- Establishing sustainable operations and value chain
- Empowering our people
- Harnessing thought leadership to shape the agenda

A foundation of good governance and responsible business practices

Corporate governance, conduct and ethics, risk management, external reporting and benchmarking

Key targets

For more on how we are progressing our targets, see p. 101

Deliver a 55% reduction in the carbon emissions intensity of our investment portfolio by 2030 against our 2019 baseline	Commit $6 bn of Financing the Transition (FTT) portfolio investments by 2030 to support a lower-carbon future (measured from 2024)	Engage with the companies responsible for 65% of absolute emissions in our investment portfolio	Deliver a 25% reduction in our operational emissions intensity from a 2016 baseline, and abate the remaining emissions via offsetting initiatives to become carbon neutral across our Scope 1 and Scope 2 emissions (market based) by 2030	Ensure 42% of the Group Leadership Team (GLT) are women by the end of 2027	All people managers to have a sustainability-linked goal by 2026

Sustainability governance organisation chart

Prudential plc Board

Responsible for strategy, which includes all aspects of sustainability. The Board delegates oversight of sustainability matters to the Sustainability Committee, including climate, people, culture, and communities, and is advised by the Committee on the sustainability strategy.

Risk Committee

Oversees overall risks including sustainability-related risks, Group Risk Framework and related policies

Supports the sustainability strategy by ensuring sustainability risks, including climate-related risks and opportunities, people and culture are effectively managed

Sustainability Committee

Assists the Board in providing leadership, direction, and oversight of the Group's sustainability strategy, including climate matters.

Identifies sustainability-related risks, in collaboration with the Risk Committee

Oversees environmental (including climate) responsibilities and reviews all sustainability reporting

Oversees implementation of external sustainability-focused commitments

Audit Committee

Oversees the Group's Annual Report and Accounts, of which the sustainability section is an integral part

Oversees whistleblowing programme

Oversees non-financial reporting controls and assurance

Remuneration Committee

Supports the sustainability strategy through alignment of the Group's incentive plans to external sustainability targets

Chief Executive and Management Team

The Chief Executive has responsibility for implementation of the Group's sustainability strategy, including people, culture and climate change risks and opportunities, with support from the executive management team

Group Executive Sustainability Committee (GESC)

Chaired by the CFO, the committee oversees climate-related activities aligning with TCFD and ISSB S2 requirements, and reviews results of climate scenario analysis with the Group Technical Actuarial Committee while also focused on the holistic implementation of sustainability matters that are material to the Group.

Group Investment Committee (GIC)

Chaired by the CIO, the committee oversees Group-wide investment performance, responsible investment activities and commitments, and risk exposures, including those impacting policyholders

Group Sustainable Finance Council

Sub-committee of GIC, ensures transparency in sustainable finance definitions and qualifies investments based on these definitions
Chaired by Chief Sustainability Officer

Local business units

Supports the implementation of the Group's sustainability strategy, including climate change risks and opportunities.

Local Sustainability Leads, Task Forces, and Committees support local risk management, regulatory compliance, and implementation

Targets and progress

As a responsible insurer, asset owner, and asset manager, Prudential sets robust sustainability targets spanning short- and long-term horizons. These highlight our ongoing commitment to create value while managing the risks of climate change across our businesses.

We have remained committed since 2021 to our ambition of becoming a Net Zero† Asset Owner by 2050. We have also set interim targets that reference the Paris Agreement to demonstrate annual progress (see table). In 2025, we continued to decarbonise our investment portfolio by reducing its weighted average carbon intensity (WACI). We also made notable progress towards Financing the Transition (FTT) investments, based on the criteria established by our FTT framework introduced last year. For more information on our progress against our investment target, please refer to our Responsible investment section on page 110.

Further information on how the carbon footprint of our investment portfolio is calculated in line with industry practice and standards is provided in the Basis of Reporting.

This year we updated our Climate Transition Plan. This clearly shows alignment between our climate and business actions, focusing on risk management and opportunities, and fulfilling our fiduciary duties to our policyholders and shareholders. We have considered the Transition Plan Taskforce (TPT) Disclosure Framework and other external guidance on transition plans when drafting this disclosure, taking into account these recommendations while ensuring our Climate Transition Plan remains relevant for our strategy and stakeholders. Central to our updated plan is a robust governance structure, which strengthens board and management oversight and introduces clear incentives and remuneration policies. These measures are designed to drive accountability and ensure meaningful progress toward our climate-related objectives. Our updated Plan adopts a three-pronged approach, driving the transition across our investments, operations, and insurance products. For more details, please refer to Climate Transition Plan, and our Managing climate risks and opportunities section on page 113.

We are committed to fostering a culture of belonging, talent vitality, capability building and meritocracy. We do this by supporting professional development and implementing targeted programmes that promote talent and foster an equitable and meritocratic workplace. This is evidenced by our stated goal of ensuring that 42 per cent of our Group Leadership Team (GLT) are women by 2027. To continue embedding sustainability into our business strategy, more than 7,100 employees in our Group offices and life businesses set a sustainability-linked goal in 2025.

† In the context of Prudential, net zero and carbon neutral have the following meanings: 'net zero', in regard to greenhouse gas emissions, refers to a state by which the greenhouse gases going into the atmosphere are reduced as close to zero as possible and any residual emissions are balanced by removals from the atmosphere. When translating these emissions to the activities in the value chain of an organisation, net zero is a state in which the activities of the value chain for an organisation result in net zero greenhouse gas emissions, in a time frame consistent with the Paris Agreement. 'Carbon neutral' for an organisation refers to relying on carbon offsets to balance its value chain's greenhouse gas emissions, whereas net zero refers to prioritising reductions in an organisation's value chain greenhouse gas emissions to as close to zero as possible. Only then are any residual emissions balanced by removals from the atmosphere.

Sustainability continued

Responsible investment

Deliver a 55% reduction in the carbon emissions# intensity of our investment portfolio by 2030 against our 2019 baseline.
During 2025, we reduced the weighted average carbon intensity (WACI) of our portfolio by 53 % against our 2019 baseline.

On track

Progress

More detail on p. 110

13 CLIMATE ACTION

Commit $6 bn of Financing the Transition (FTT) portfolio investments by 2030 to support a lower-carbon future.
As of 31 December 2025, we have committed $1.5 bn to FTT investments since 2024 through our FTT framework.

On track

Progress

More detail on p. 110

8 DECENT WORK AND ECONOMIC GROWTH

Engage with the companies responsible for 65% of absolute emissions in our investment portfolio.
This is an ongoing annual target, which we have fully met in 2025 for the identified cohort of companies.

On track

Progress

More detail on p. 110

13 CLIMATE ACTION

Sustainable business

Deliver a 25% reduction in our operational emissions intensity from a 2016 baseline, and abate the remaining emissions via offsetting initiatives to become carbon neutral across our Scope 1 and Scope 2 emissions (market based) by 2030
We have reduced our emissions intensity by 83 % from our 2016 baseline, achieving a ratio of 0.38 tCO_2e/FTE in 2025. This puts on us on track to meet our 2030 target of 1.65 tCO_2e/FTE.

On track

Progress

More detail on p. 111

13 CLIMATE ACTION

Ensure 42% of the Group Leadership Team (GLT)‡ are women by the end of 2027.
At 31 December 2025, the representation was 38 %, compared to 37 % in 2024.

On track

Progress

More detail on p. 111

5 GENDER EQUALITY

All people managers to have a sustainability-linked goal by 2026^^
In 2025, more than 7,100 employees in our Group head offices and life businesses (including all people managers) set at least one sustainability-linked goal, while Eastspring Investments adopted sustainability goals for specific people managers linked to the nature of their role and business priorities.

On track

Progress

More detail on p. 111

12 RESPONSIBLE CONSUMPTION AND PRODUCTION

\# Carbon emissions refers to carbon dioxide equivalent emissions (CO_2e) per the Greenhouse Gas (GHG) Protocol, including carbon dioxide (CO_2), methane (CH_4), nitrous oxide (N_2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs), sulphur hexafluoride (SF_6) and nitrogen trifluoride (NF_3).

\# For more details on our approach to carbon offsets, please see the relevant discussion within our 'Managing climate-related risks and opportunities' section.

‡ GLT is defined as the direct reports of all Group Executive Committee members, all CEOs of our Life businesses and their direct reports, all CEOs of our Eastspring Investments businesses, and select roles that are essential in delivering our strategy.

^^ While the target is phrased differently from prior years, its substance remains identical.

Our 2025 Materiality Assessment

Our detailed four-step approach is outlined here:

2025 Materiality assessment process

Step		Description
1	Identify and define material topics	Our 2022 materiality topics were based on impact materiality. By referencing the MSCI ESG Materiality Map and SASB Materiality Finder in 2025, we further identified topics most relevant to our business as a predominantly emerging market life and health insurer and asset owner. Together with topics central to our sustainability strategy, including Digital health innovation, Financial literacy, and Health risks from a changing climate, we refined the list to establish our nine strategically important topics on a double materiality basis.[2,3]
2	Prioritise topics based on stakeholder views	We engaged different internal and external stakeholder groups using a mixed mode of online surveys and structured interviews. Stakeholders were asked to rank our material topics by applying a double materiality lens, covering financial and impact dimensions. This process enabled us to prioritise amongst our nine topics. Overall, more than 15,000 unique stakeholder responses were collected across all stakeholder groups.[4]
3	Analyse and evaluate	We analysed initial results from each stakeholder group, based on their financial and impact materiality rankings. We also applied varying 'salience' weightings to different stakeholder groups when determining the overall rankings of our nine topics.[5]
4	Validation and approval by senior management	An internal workshop was held with various leaders across core business functions to validate the results of the materiality assessment, ensuring relevance in addressing our evolving business strategy and stakeholder needs. Finally, as the Chair of the Group Executive Sustainability Committee (GESC), our Group Chief Financial Officer approved and endorsed the materiality assessment, followed by the rest of the GESC members.

Our sustainability strategy is not designed in isolation, but informed by the expectations of those we serve and work with. We engage our stakeholders regularly across multiple channels to understand their evolving expectations and priorities. These interactions enable us to capture timely feedback on how our business impacts them, and informs our strategy and targeted action plans.

Using the materiality assessment, a tool that prioritises key issues impacting our business and society, we evaluated a diverse set of stakeholder views related to sustainability. In 2025, we conducted our most comprehensive exercise to date. Over 15,000 stakeholders provided inputs, enabling Prudential to assess the impacts, risks and opportunities of nine material topics of strategic importance to our business and stakeholders.

We also expanded the scope of our engagement to include 'Civil society' as a new stakeholder group. These include the global NGOs that we collaborate with via Prudence Foundation, as well as local organisations in Hong Kong and Taiwan. Finally, we applied a double materiality lens, capturing both the financial risks and opportunities these topics present for our business and the impacts our operations have on the economy, environment, and society, to reflect global best practices.

We remain committed to addressing stakeholder concerns through the execution of our sustainability strategy pillars. This, in turn, enables us to drive our efforts towards long-term, sustainable value creation for all.

(1) For the definitions of the nine material topics, see page 106.
(2) The MSCI ESG Industry Materiality Map reflects latest research and insights and is refreshed every year. We utilised the Life and Health Insurance sector-specific topics. For more information, please refer here.
(3) The Sustainability Accounting Standards Board (SASB) Standards are a source of guidance for applying ISSB IFRS S1. The SASB Materiality Finder helps companies identify and disclose material information about sustainability-related risks and opportunities. For more information, please refer here.
(4) Civil Society and Customer stakeholder groups were not asked to assess the financial materiality of our sustainability topics.
(5) Salience weightings were applied based on different stakeholder groups' claims of power, urgency and legitimacy. Power refers to the level of influence of each stakeholder group, urgency refers to the degree to which the stakeholder group calls for immediate action and legitimacy refers to the extent to which the involvement of a stakeholder group is appropriate.

Our material priorities

Understanding our impact

Our sustainability strategy is not designed in isolation, but calibrated by the expectations of those we serve and work with, and by the impacts and risks that matter most. The double materiality assessment acts as the primary integration mechanism between these stakeholder views and business consideration, helping to identify and prioritise key issues in terms of the impact on society and the environment, as well as the issues' implications on our long-term value.

Stakeholder engagement

We engage our stakeholders regularly across multiple channels to understand their evolving expectations and priorities. These interactions enable us to capture timely feedback on how our business impacts them and informs our strategy and targeted action plans.

This year, we engaged over 15,000 stakeholders, marking the Group's most extensive stakeholder engagement exercise to date. We also expanded the scope of our stakeholder engagement to include Civil society as a new stakeholder group – comprising NGOs that we collaborate with via Prudence Foundation, as well as local NGOs in Hong Kong and Taiwan. Their inputs help us consider community perspectives in our materiality assessment and in some of our sustainability initiatives, such as building resilient communities through community investments.

We remain committed to addressing stakeholder concerns through the execution of our sustainability strategy pillars. This, in turn, enables us to drive our efforts towards long-term, sustainable value creation for all.

Agents

Mode of engagement
- Agency distributor survey

Topics of interest as indicated by stakeholder group in 2025
- Attracting and developing talent
- Health risks from a changing climate
- Inclusive insurance
- Investing responsibly
- Protecting customer and data privacy

Civil Society

Mode of engagement
- Civil Society engagement survey

Topics of interest as indicated by stakeholder group in 2025
- Ethical business
- Financial literacy
- Health risks from a changing climate
- Inclusive insurance
- Investing responsibly

Customers

Mode of engagement
- Contact centres
- Customer survey
- Focus groups

Topics of interest as indicated by stakeholder group in 2025
- Digital health innovation
- Ethical business
- Financial literacy
- Investing responsibly
- Protecting customer data and privacy

Employees

Mode of engagement
- Employee engagement surveys
- Employee sustainability engagements

Topics of interest as indicated by stakeholder group in 2025
- Health risks from a changing climate
- Inclusive insurance
- Investing responsibly
- Protecting customer and data privacy
- Reducing environmental impacts

Government and Regulators

Mode of engagement
- Consultations
- Public events
- Regulatory colleges
- Regulatory meetings (direct and indirect, eg with sector-wide/ industry bodies)
- Roundtables

Topics of interest as indicated by stakeholder group in 2025
- Ethical business
- Financial literacy
- Inclusive insurance
- Investing responsibly
- Protecting customer data and privacy

Industry Bodies/ Associations

Mode of engagement
- Desktop research
- Regular engagement

Topics of interest as indicated by stakeholder group in 2025
- Reducing environmental impacts
- Investing responsibly

Investors

Mode of engagement
- Investor conferences
- Regular meetings

Topics of interest as indicated by stakeholder group in 2025
- Ethical business
- Health risks from a changing climate
- Inclusive insurance
- Investing responsibly
- Reducing environmental impacts

Rating Agencies

Mode of engagement
- Annual engagement and questionnaire completion

Topics of interest as indicated by stakeholder group in 2025
- Attracting and developing talent
- Ethical business
- Investing responsibly
- Protecting customer data and privacy
- Reducing environmental impacts

Our material priorities



Highest
Impact materiality
Investing responsibly
Inclusive insurance
Financial literacy
Health risks from a warming climate
Protecting customer data and privacy
Ethical business
Reducing environmental impacts
Attracting and developing talent
Digital health innovation
Financial materiality
Highest

Investing responsibly

Pursuing long-term financial returns while supporting the clean energy transition, considering local energy security and social impact, and integrating biodiversity and nature-related factors (where financially material) to our investment and engagement processes.

Ethical business

Responsible governance practices that instil accountability at every level of the Company and ensure clarity on expected high standards of behaviour for fundamental issues.

Inclusive insurance

Distributing more affordable and accessible insurance products for underserved customers, potentially unlocking new business opportunities.

Protecting customer data and privacy

Safeguarding customers' personal and financial information from cyber threats, while collecting and using data responsibly.

Health risks from a changing climate

Developing products to help protect customers from heat waves, air pollution, and the spread of diseases (eg malaria).

Reducing environmental impacts

Actively lowering our operational footprint (ie Scope 1 and Scope 2 emissions), such as purchasing renewable power and energy efficiency programmes, to address climate change.

Financial literacy

Helping individuals and communities learn about financial concepts and planning to make informed financial decisions.

Attracting and developing talent

Supporting professional development and implementing targeted programmes that promote talent and foster a culture of belonging, talent vitality, capability building and meritocracy for employees.

Digital health innovation

Harnessing technological innovation (eg Artificial Intelligence/AI, wearable devices, telemedicine) to improve the consumer experience.

Key Takeaways

Simple and accessible health and financial protection
Page 109

To fulfil our purpose 'For every life, for every future', we seek to close the protection gap. This includes designing products for those historically priced out or excluded by cultural barriers, so as to develop commercially viable, culturally-relevant solutions to deepen resilience.

Sustainable business
Page 111

To deliver on our purpose, we need a workforce that connects their daily roles to our broader impact. We also seek to manage our own environmental footprint, to support the resilience of our businesses in the markets they operate in.

Responsible investment
Page 110

Our responsible investment strategy recognises that excluding high emitters does not always drive real-world decarbonisation. This is reflected in our 'Financing the Transition' (FTT) strategy, which broadens the investible universe to identify and capture value in transition leaders.

Good governance and responsible business practices
Page 113

A robust ethical culture requires governance that adapts to emerging risks, ensuring our standards evolve alongside changing technological advances, customer preferences, and regulatory expectations.

Materiality assessment results

Our 2025 materiality assessment provided insights into which topics are deemed to be important from both a financial materiality as well as an impact materiality perspective.

The assessment concluded that our sustainability strategy is addressing the most impactful topics, not only from the perspective of where we could drive more impact but also confirming that those are the ones with the highest financial impact to the business.

The material topics remained consistent with previous years, which include Investing responsibly, Inclusive insurance and Protecting customer data and privacy. This confirms that our Sustainability strategy is still robust, as we are addressing the topics that are most material for Prudential through our key initiatives (ie our Financing the Transition Framework, and Inclusive Insurance Framework). Stakeholders also ranked Health risks from a changing climate in the mid-tier amongst material topics assessed, confirming the topic's relevance to our insurance and Prudence Foundation initiatives.

To address the dynamic nature of the evolving sustainability landscape, we asked some of our senior internal stakeholders to rank the material topics over a forward-looking three to five-year horizon. The results confirmed that Investing responsibly and Inclusive insurance will continue to remain core priorities, while topics such as Digital health innovation and Health risks from a changing climate might also become more material. These insights shed light on the possible future changes to our materiality assessment and enable us to be prepared to adapt our sustainability strategy, pillars and key initiatives accordingly.

The results of our materiality assessment feed directly into decision-making at Group and business levels. They inform how we refine our sustainability pillars and focus areas, the targets we set, and the design of frameworks like our Financing the Transition (FTT) and Inclusive Insurance frameworks. In the coming years, we will continue to monitor our material topics and refine our materiality assessment approach to stay aligned with market best practices and to address stakeholder needs.

Our approach to sustainability reporting

We have observed our obligations under: (i) sections 414CA and 414CB of the UK Companies Act 2006; (ii) the UK's Financial Conduct Authority's Listing Rules in respect of climate-related disclosures; and (iii) the ESG Reporting Code contained in Appendix C2 Environmental, Social and Governance Reporting Code to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("HKEX").

In addition, our reporting this year complies with the new climate disclosure requirements contained in the ESG Reporting Code (under Part D of Appendix C2) of the HKEX Listing Rules. This aligns to the ISSB S2 Climate-related Disclosures published by the International Sustainability Standards Board (ISSB Standards).

The HKEX sets out five reporting principles, which we have addressed as follows:

Materiality	The process of materiality assessment and stakeholder engagement is outlined in the Our material priorities section above.
Quantitative	Consistent with previous years, metrics have been provided in compliance with the HKEX requirements and voluntary adoption of the SASB Insurance Standard. An index to this report covers HKEX and SASB insurance requirements. Where appropriate, quantitative information is supplemented with relevant narratives and historical data.
Consistency	The FY2025 report is consistent with the FY2024 report to support compatibility.
Balance	We have endeavoured to provide an unbiased account of our performance and to use objective presentation formats.
Reporting boundary	Consistent with previous years, the scope of the sustainability section in the Strategic report and data therein (pages 99-152) is available in the Basis of Reporting, and excludes joint venture partnerships (notably our joint ventures in India and China and the Takaful business in Malaysia), unless otherwise stated.

We have made disclosures consistent with the TCFD recommendations and recommended disclosures (see 'Managing climate-related risks and opportunities' index on page 113). In line with our 'comply or explain' obligation under the UK's Financial Conduct Authority's Listing Rules, we can confirm that we have made disclosures consistent with the TCFD recommendations and recommended disclosures in our Annual Report. Our TCFD disclosures also meet the climate-related financial disclosure requirements contained in section 414CB of the Companies Act 2006.

We recognise that the UK is transitioning from TCFD towards the IFRS Sustainability Disclosure Standards issued by the ISSB. As such, we are actively working towards disclosing information in line with these requirements once they are in force.

In line with HKEX guidance, the Group has sought limited assurance on select indicators covering Scope 1, Scope 2 and Scope 3 financed emissions, employee diversity, and the carbon footprint of our Investment Portfolio. We appointed EY LLP (EY) to provide limited independent assurance over these metrics. EY is also the Group's external auditor in FY2025.

The 'Managing climate-related risks and opportunities' index within our Reference tables section contains further information on relevant climate disclosures. Consistent with our previous disclosures, we also report against the TCFD's supplemental guidance for asset owners, on the basis of topic relevance, data availability, and suitability of methodologies.



Simple and accessible health and financial protection



Losing a loved one, getting a hospital bill you cannot shoulder, or becoming a patient overnight: these moments change a life's trajectory. Our business exists for those turning points. As an insurer, we work to give our customers peace of mind, while recognising that some people may face challenges in accessing or maintaining traditional insurance coverage.

Inclusive insurance is one way in which we consider these challenges. Introduced in 2024, our Group-wide Inclusive Insurance Framework guides the design of products and offerings where markets may fail to offer coverage that people can access, afford, or need. In line with guidance from the International Association of Insurance Supervisors (IAIS), it applies to people who are excluded from traditional insurance offerings, including those with special health needs, individuals outside standard eligibility definitions, and groups that may be underserved due to socio-economic or demographic factors.

As we seek to broaden access through more inclusive products in line with our sustainability strategy, we are also connecting every step of the customer journey, to keep prices fair and support better health outcomes. This means working closely with the wider healthcare system across our markets and adopting trusted technologies that make it easier for patients to share critical information with their healthcare providers. Guided by the wide range of budgets and coverage requirements from a diverse range of customer profiles, we aim to broaden our slate of just-right products built around real-life needs and backgrounds.

Our community investment is aligned with our expertise and priorities as protectors and partners. The Prudence Foundation focuses on financial inclusion and climate-health resilience, whose work that aligns with our core proposition and strengthens the communities we serve. The result is to create a virtuous circle alongside like-minded partners: stronger resilience for more people, and supporting long-term, sustainable growth for Prudential.

First to launch
Syariah-compliant Takaful family product in the Philippines

22
inclusive insurance products launched in markets to date

$16.1m
in community investment spend

3.9+ million
total students trained by Cha-Ching since 2016

Together, these efforts help us work towards our promise: to make protection simple so it's understood, affordable to fit household budgets, available so it reaches more people in more places, and fair so outcomes are ethical and trusted. This is how our core business should build resilience for all, and how the inclusion lens turns that resilience into shared value for customers, communities and our own growth.

Responsible investment



Prudential is a long-term investor across Asia and Africa. We invest the premiums our customers entrust to us for the long term, and the resilience of our investments allows us to pay claims and benefits for many generations to come. As an asset owner, we face systemic climate risks: physical risks from heat, floods and storms; transition risks from policy, technology and market shifts; and nature-related risks from ecosystem loss. Through an inclusion lens, we channel capital toward a just and inclusive transition, instead of divesting immediately from hard-to-abate sectors, to support the societies we invest in while growing assets under management over time as emerging markets prosper.

Our Financing the Transition (FTT) framework is an integral part of our responsible investment approach, and clarifies definitions of transition and green investments. This gives flexibility that emerging markets need under the common but differentiated responsibilities principle of the Paris Agreement, helping our asset managers uncover overlooked opportunities and build real-economy resilience.

This year, we augmented the FTT framework to make climate adaptation and nature-related opportunities explicitly investable. Climate adaptation boosts resilience to physical impacts as we invest in the resilience of infrastructure, improving water use, optimising agriculture, and more. Nature-related opportunities protect and restore natural capital, and developing solutions enables other companies to reduce their pressure on nature. These two solution classes will come alongside climate mitigation investments in our portfolio, while broadening the investable universe to capture more opportunities in line with our fiduciary duty to our policyholders and shareholders.

A broader investable FTT universe also depends on the wider system around us: policymakers, other institutional investors and asset managers, as well as local issuers. As stewards of our customers' and shareholders' assets, we advocate for a just and inclusive transition by leveraging our influence as an asset owner. It begins with policy engagements with ministries, central banks, and regulators, extends to market advocacy, and shapes the investment mandates and voting guidelines used by our asset managers.

Committed additional

$400m

of FTT portfolio investments in 2025, bringing the cumulative committed total to $1.5 billion since 2024. We continue to progress against our target to commit $6 billion of FTT portfolio investments by 2030.

Reduced Weighted Average Carbon Intensity (WACI) in our in-scope investment portfolio by

53%

in 2025, against our 2019 baseline. Our target is to reduce WACI by 55% in 2030, against our 2019 baseline.

With less than half a decade to 2030, we remain on track to cut our portfolio's weighted average carbon intensity by 55 per cent against a 2019 baseline, a core commitment in our Climate Transition Plan. Beyond the numbers, our commitment to an inclusive transition shapes how we manage systemic climate and nature risks in line with our fiduciary duty to our policyholders and shareholders, finance climate solutions across mitigation, adaptation and nature, and build a resilient portfolio that lets us weather shocks, honour claims and compound long-term value for clients, communities and our business.

See more details on page 24 in our Group Sustainability Report.

Sustainable business


10.10-10.40
10.40-10.43
10.43-10.47
10.47-10.50
10.50-11.00
Performance

Prudential is a responsible company, striving to reduce its environmental footprint, strengthen its standards, and empower people to build sustainability and inclusion into day-to-day decisions.

We are reducing our carbon footprint and strengthening our supply chain by embedding clear environmental and social expectations into how we do business. This includes ongoing progress in driving energy efficiency, and continuing to conduct supplier due diligence and engagement, so that risks linked to human rights, climate and nature are managed across our value chain.

We continue to invest in our employees, by providing them with the tools needed to support business outcomes and deliver real-world impact in line with our sustainability strategy. This includes rounding out our sustainability curriculum, such as e-learning modules tailored for investment teams. Sustainability goals are being set by all people managers at Prudential, aligning incentives with outcomes such as footprint reduction, inclusive products and services, stronger supplier standards, and responsible use of data and Artificial Intelligence (AI).

We also convene and contribute, bringing emerging-market perspectives to global conversations. Through partnerships and thought leadership, we advocate for proportionate, implementable standards and share what works on the ground, helping shape solutions that reflect Asia and Africa's realities.

Together, these actions make our business more resilient: lowering costs and mitigating risks, improving operational reliability, and earning the trust of customers, partners and regulators.

See more details on page 30 in our Group Sustainability Report.

21%

decrease in global absolute Scope 1 and Scope 2 (market-based) greenhouse gas (GHG) emissions compared to 2024

66%

of our global annual electricity use is covered by renewable energy contracts. In 2024, Prudential reached 58%

38%

of our Group Leadership Team are women (against our target of 42% by end of 2027). In 2024, Prudential reached 37%. Women make up 30% of our Group Executive Committee (GEC), the same as 2024

7,100+

employees at our Group offices and life businesses (including all people managers) set at least one sustainability-linked goal in 2025.

Empowering our people

Prudential serves millions of customers across 20 markets in Asia and Africa, each shaped by distinct cultural, economic, and regulatory contexts. Our success depends on the expertise of local teams who design, distribute, and adapt products to meet changing customer needs. This diversity is our strategic advantage, as it deepens our understanding of the markets we serve in and strengthens our ability to deliver sustainable performance.

We believe that inclusion and belonging are essential to unlocking the full potential of our people and business. Hence, our near-term strategy is to put these principles into practice by more intentionally embedding inclusion into our people priorities. This includes advancing gender representation in leadership, promoting fairness, and fostering a culture of inclusion throughout the employee experience.

To deliver long-term value to customers and stakeholders, we are investing in a workforce that is deeply connected to local markets while being empowered to innovate. Additionally, we are strengthening Group-level capabilities to replicate best practices globally and enable talent mobility across markets. This approach ensures competitiveness, fosters knowledge sharing, and builds a resilient organisation prepared for future growth.

We aim to attract top talent and create an environment where all employees can thrive. Expanding the talent pool is central to this approach, enabling us to select the best candidates from a broader range of backgrounds. This diversity strengthens retention, drives continuous innovation, and enhances risk management. We are refreshing our Diversity & Inclusion (D&I) strategy to ensure alignment with evolving business priorities and to advance a more equitable and inclusive workplace.

	Workforce composition^		
	2025*	2024	% change
Female	**8,731.9**	8,863.8	(1) %
Male	**6,417.9**	6,574.7	(2) %
Other#	**1.0**	17.0	(94) %
Total	**15,150.8**	15,455.5	(2) %

		Leadership composition^		
		2025*	2024	% change
Group Leadership Team (GLT)^^	Female	**76**	69	10 %
	Male	**125**	119	5 %
Group Executive Committee (GEC)	Female	**3**	3	0 %
	Male	**7**	7	0 %
Executive Directors	Female	**0**	0	0 %
	Male	**1**	1	0 %
Chair & Independent Non-executive Directors	Female	**4**	5	(20) %
	Male	**6**	5	20.0 %

* Within the scope of EY assurance – for further information, see the Basis of Reporting
# Includes workforce who prefer non-disclosure or gender neutral
^ Workforce composition is reported as full-time equivalent (FTE), while Leadership Composition is reported as headcount to align with internal data definition.
^^ GLT members hired by joint ventures are excluded.

Ambition

Create an environment where talent thrives and powers growth

Strategic goals

Culture	Capability	Talent vitality
A winning spirit that is customer-led and performance-driven	Unparalleled capabilities in distribution, customer and health	A robust succession pipeline and dynamic talent marketplace
Priorities		
Values-driven leadership	Strategic capability acquisition	Succession
Belonging	Talent and leadership acceleration	Mobility
Employee experience	Learning academies	Diversity

Performance and rewards **People insights and processes**

Good governance and responsible business practices



Corporate governance

Ensuring proper accountability of the management of all our stakeholders relies on maintaining effective governance. Our business operations are overseen through robust governance structures, starting with our Board of Directors and extending through the Group to local management teams. The Board, led by the Chair, sets the overall direction for the Group, aiming to achieve long-term sustainable value for shareholders while contributing positively to society. At every level of the organisation, we emphasise responsible management and ensure that all employees are aware of the behavioural standards expected of them and how these guide their actions. We maintain clear policies and systems to uphold high standards in critical areas such as anti-bribery and corruption, prevention of financial crime, responsible tax practices, supplier conduct, human rights protection, and the support of employee rights and wellbeing.

Our Group Governance Manual (GGM) outlines the framework for ethical business conduct, governance, risk management, and internal controls across the organisation. We also maintain a comprehensive, mandatory training programme for employees and contingent workers across the Group, covering the key policies referenced in the Group Code of Conduct. All staff are required to complete an annual declaration confirming they have read and complied with the Code.

Prudential is dedicated to preventing slavery, human trafficking, child labour, and all forms of human rights abuses within our organisation and throughout our global supply chain, which includes nearly 6,589 direct suppliers. In our most recent Modern Slavery Transparency statement, we elaborated the steps we are taking to identify, monitor, report and proactively mitigate any modern slavery risks in our supply chain in support of the UK activities of Prudential Plc and its subsidiaries in scope of the UK Modern Slavery Act 2015. In 2025, our focus remained on increasing awareness and training for modern slavery and broader human rights issues within our supply chain across our procurement and risk teams in the Group.

It is our policy to refrain from making political or religious donations, and we do not contribute to political parties or incur political expenditure, as defined by the United Kingdom Political Parties, Elections and Referendums Act 2000. We follow the Corporate Social Responsibility and Sponsorship Anti-bribery and Corruption guidelines to ensure that its programmes and activities are not exploited for sales opportunities. The Group did not make any such donations or incur any such expenditure in 2025.

Meeting the changing needs of our customers

Understanding that customer needs change over time and differ across markets, backgrounds, and life stages, we strive to develop customised solutions that better address these diverse requirements. To support ongoing improvement, we regularly track our Net Promoter Score (NPS), which captures customer feedback at various key interaction points. This approach enables us to gain valuable insights into customer experiences and identify areas for enhancement. As of full year 2025, six of our business units were performing in the top quartile based on relationship Net Promotor Score (rNPS), reflecting continued year-on-year improvement in advocacy and satisfaction. Eight out of ten business units improved their rNPS score in 2025 compared with 2024. Customer retention rates increased to 88 per cent at year-end 2025, an improvement from 87 per cent in 2024, illustrating further progress towards our 2027 target.

Customer conduct principles: We treat customers fairly, honestly and with integrity; We provide and promote products and services that meet customer needs, are clearly explained and deliver real value; We maintain the confidentiality of our customer information; We provide and promote high standards of customer service; and We act fairly and promptly to address customer complaints and any errors we find.

> *Find out more in the Good governance and responsible business practices section of our Sustainability report.*

Managing climate-related risks and opportunities

In 2025, Prudential plc embarks on its first year of reporting under the International Sustainability Standards Board (ISSB) Climate-related Disclosure Standard (ISSB S2), in alignment with the Hong Kong Stock Exchange's ESG Reporting Code. This marks a significant milestone in our sustainability journey, reinforcing our commitment to transparent, decision-useful climate disclosures that support investor confidence and long-term value creation.

Our approach to ISSB S2 adoption is guided by the principles of proportionality and materiality. Recognising the complexity and evolving nature of climate-related financial disclosures, we have adopted a phased implementation strategy of ISSB S2 that balances ambition with pragmatism. This includes leveraging transition reliefs where applicable, while ensuring that disclosures remain robust, comparable, and aligned with investor expectations.

This disclosure also integrates existing reporting based on the Taskforce for Climate-related Financial Disclosures (TCFD) as per the UK requirements. Consistent with previous practice, we continue to provide an index to show how this report aligns with the recommendations of the TCFD, and we have also refreshed our Climate Transition Plan which sets out how we seek to further fulfil our commitments.

> *See here for our refreshed Climate Transition Plan.*

Scope, compliance and basis of preparation

In this inaugural year, we focus on the most material climate-related risks and opportunities across our investment portfolio, operational footprint and life and health insurance liabilities. We comply with the core S2 and TCFD requirements relating to governance, identification and assessment of climate-related risks and opportunities, climate integration into our Risk Management and Strategy, and disclosure of Metrics and Targets, primarily around Scope 1, Scope 2, and material Scope 3 (Category 15) emissions. We also comply with the requirement to conduct and disclose climate-related scenario analysis for our in-scope Investment Portfolio and Operations, using NGFS and IPCC pathways. Where full quantitative disclosures are not yet possible, we provide explanations and planned enhancements.

We have assessed the potential effects of climate-related risks on our financial performance, position and cashflows but certain effects from climate-related health risks cannot be identified with reasonable certainty due to data limitations and emerging methodologies, Similarly, while we disclose the overall impact from climate scenario analysis for investments and operations, current limitations in the underlying modelling approach indicate that further analysis is needed before additional quantification can be provided. For these, we have provided qualitative disclosures and outlined our roadmap for future enhancements. These include system upgrades, expanded data governance, and deeper engagement with our local businesses and regulators.

In line with Listing Rule Appendix C2 reliefs, certain climate-related opportunities are commercially sensitive and hence we disclose the use of this exemption and will reassess eligibility at each reporting date.

Looking ahead

We acknowledge that ISSB S2 adoption is a journey and we are committed to continuous improvement, peer benchmarking, and transparent communication of our progress. In future reporting cycles, we aim to deliver on our roadmap in expanding the scope of disclosures, enhancing data granularity, and continuously reporting our ongoing efforts in integrating climate considerations more deeply into our strategic and financial planning.

Governance

Sustainability (including climate) Governance

Board oversight

With the goal to build inclusive and resilient futures across Asia and Africa, our business practices are rooted in a steadfast commitment to sustainability. This drives us to innovate, collaborate, and lead with purpose, with the intention that our efforts create lasting positive impacts for generations to come. The Board recognises the importance of integrating sustainability into Prudential's core business strategy in driving value for our shareholders. It plays a pivotal role in overseeing sustainability matters that are material to Prudential's business, including climate change and environmental impacts, and responsible investment.

The Board provides leadership, direction and oversight of Prudential Group's sustainability strategy through several Board-level committees. The Sustainability Committee is responsible for overseeing the development of the Group's sustainability and climate-related strategy, goals, targets and key metrics around risks and opportunities. It collaborates with other principal committees of the Board, such as the Risk Committee in reviewing results of climate scenario analysis; the Audit Committee over controls of emissions reporting as part of its remit over non-financial metrics; and the Remuneration Committee in incentives related to climate targets.

For 2025, the Sustainability Committee met three times (in addition to three joint meetings with other Committees, including the Audit Committee). It has reviewed proposals and updates relating to inclusive insurance, geopolitical risks and its impact on sustainability, the Climate Transition Plan, sustainability-linked remuneration, and progress against our goals (including climate targets).

Our people translate our strategy into action, and aligning rewards at all levels of leadership with measurable sustainability outcomes helps us accelerate change while remaining accountable to our shareholders.

To ensure that our Board is equipped to effectively oversee the development and implementation of strategies related to climate-related risks and opportunities, we have prioritised a diverse range of skills and competencies across the Board. Our Board includes members with expertise in sustainability, risk management, finance and regulatory compliance. In 2025, all Sustainability Committee Board members participated in dedicated climate risk and sustainability training, covering various topics including nature and biodiversity, responsible investment, ISSB S2, TCFD, and HKEX ESG Reporting Code requirements. Ongoing education is provided annually.

Sustainability-related metrics continued to account for 10 per cent of the total Executive Director's Prudential Long Term Incentive Plan (PLTIP) award in 2025. The allocation in 2025 was equally split between two metrics – five per cent allocated to maintaining diversity within the Group Leadership Team (GLT), and another five per cent allocated to reducing the weighted average carbon intensity (WACI) of our in-scope investment portfolio. Both the Financing the Transition (FTT) and WACI targets are important when assessing our decarbonisation activities. FTT and WACI are intrinsically linked, with FTT expected to drive medium- to long-term reductions in financed emissions, while portfolio decarbonisation continues to be tracked through WACI. However, as a metric that is influenced by market, data and portfolio composition effects, WACI is complemented by a stronger emphasis on FTT as the primary forward-looking target.

When reviewing measures for 2026, both the Sustainability Committee and Remuneration Committee recognised the significant progress made on diversity since 2017 and that the existing diversity targets in the PLTIP run through to the end of 2027. It is intended to remove diversity measures from the PLTIP from 2026, and to use the succession and talent goals included in the strategic scorecards for the Executive Director and the Group Executive Committee, which determine part of their annual bonus opportunities, for the inclusion of specific diversity targets as necessary. This provides the flexibility to ensure that priorities could be adjusted annually as required.

It is also intended that FTT will replace WACI as the primary climate measure. WACI will be retained as an underpin because FTT and WACI are intrinsically linked, with FTT being a key activity to support our medium- to long-term portfolio decarbonisation goals (for which WACI is the selected metric). This will align with our goal of committing a total of $6 billion in FTT portfolio investments by 2030.

These changes in respect of the Executive Director were discussed with shareholders in late 2025 and early 2026. For further details, refer to the Directors' remuneration report within Prudential's Annual Reports and Accounts.

> *Further information regarding both measures can be found in the Directors' remuneration report.*

The Board recognises the importance of integrating sustainability into Prudential's core business strategy in driving value for our shareholders.

Management oversight

At the management level, the Group Executive Sustainability Committee (GESC) oversees sustainability- and climate-related activities. The Chief Financial Officer chairs the Committee, which met four times in 2025. Membership of the Committee includes the Chief Risk and Compliance Officer, Chief Investment Officer, Chief Corporate Affairs Officer, Chief Human Resources Officer, Regional businesses CEO, and management executives from Eastspring Investments.

One key responsibility of the GESC is to oversee the Group's progress towards all sustainability reporting. This includes climate, the environment and disclosing against the recommendations of the TCFD and the ISSB S2. Prudential manages key sustainability issues across functions through a multi-disciplinary approach and relies on the Group Governance Manual's underlying policies and standards to support consistent operation on certain sustainability topics.

TCFD and ISSB S2 disclosures

We are committed to playing our part in the transition to a global low-carbon economy and the collective efforts to limit the rise in global warming. In addition to responsible investment approaches designed to address climate-related challenges, our Climate Transition Plan sets out how we seek to fulfil our climate-related commitments, and we have included updates against the plan throughout this report. We have also included an index to show how this report aligns with the recommendations of the Taskforce on Climate-related Financial Disclosures, as well as the HKEX ESG Reporting Code which is aligned to the ISSB S2 recommendations.

> *For more information on the governance of climate-related risk, please refer to the 'Sustainability governance' section in our Sustainability report, which details our sustainability and climate-related governance.*

Risk Management

Understanding climate-related risks

The Group is exposed to climate-related risk through its day-to-day operations, investment portfolio and life and health insurance activities. These risks can manifest through a combination of risk drivers that can be categorised as either physical risks or transition risks.

Physical climate risks arise from either increased frequency and severity of extreme climatic events (acute risks) such as droughts, hurricanes or floods, or long-term changes in climatic patterns (chronic risks) such as rising temperatures or increasing sea levels. Transition climate risks arise from the adjustment to a lower-carbon global economy and the relative uncertainty it creates. Sources of transition risk include changes in public sector policy and legislation, technology advancements, changes in market supply and demand for goods and services, and shifts in consumer preference, regulator and investor sentiment. Additionally, climate-related litigation can arise from the failure to mitigate impacts or adapt to climate change or the insufficiency or inaccuracy of disclosure around material climate-related risks.

Sustainability-related risks, including climate risks, are managed as cross-cutting risks rather than stand-alone categories. These themes often have significant interdependencies with existing business risks and can influence or amplify them. The management of such cross-cutting risks is embedded within our existing established risk framework and the Group's risk universe. The Group Risk Framework (GRF) outlines the process for identifying, assessing, managing and monitoring all types of risks that the Group faces across its business and operations.

Identifying climate-related risks

When evaluating sustainability-related risks, we recognise that they may exhibit a number of different or additional risk characteristics that are not explicitly recognised in more traditional risk management practices. Risks associated with particular sustainability themes, including climate change, may develop over a much longer time horizon than traditional risks. They also have the potential to rapidly change from being considered immaterial to being viewed as material (referred to as dynamic materiality) by the Group's stakeholders. Additionally, a wider range of stakeholders is interested in both how the Group is impacted by, and the external impact it has on, sustainability topics such as climate change (two perspectives commonly referred to as 'double materiality'). Climate change has been identified as a material sustainability topic for the Group's stakeholders (see Materiality assessment section on page 103). Out of the nine material topics researched with stakeholder groups, 'investing responsibly' ranks as a top material issue across stakeholder groups including employees, agents, civil society, and customers. This assessment highlighted that climate change encompasses both financial materiality (impact on business performance) and impact materiality (societal relevance) for stakeholders of Prudential. The Group performs robust assessment and analysis of principal and emerging risk themes through its risk identification process. These processes may also consider characteristics, time horizons, likelihood and potential impact of risks crystallising (see Risk Review section on page 56). For example, one factor in assessing the likelihood of climate risks is the profound impact physical risks could have over the long term.

Assessing climate-related risks:

Within the GRF, an emerging risk identification framework exists to support the Group's preparations in managing financial and non-financial risks expected to crystallise beyond the short-term horizon. While some aspects of climate-related risks may materialise in the near term, others may develop over a much longer time period than either traditional or emerging risks.

Recognising this, Prudential defines its climate-related time horizons in a manner that aligns with both regulatory expectations and the practical realities of its business operations across Asia and Africa. These definitions are embedded within its climate risk analysis and strategic decision-making processes to reflect the periods over which climate-related transition and physical risks and opportunities could reasonably emerge.

- Short term: zero to three years;
- Medium term: three to five years; and
- Long term: five to 30 years.

The short-term time horizons are directly linked to Prudential's strategic planning processes and the medium- and long-term horizons that extend beyond. Climate risk assessments are integrated into enterprise risk management, investment strategy, and operational resilience planning. Through scenario analysis, the Company seeks to understand climate-related risks and opportunities across all planning horizons, ensuring that short-term actions support medium-term goals and long-term sustainability.

Life and health insurers face rising climate transition risks as economies pursue net zero emissions. Regulatory changes, shifting markets, and new societal expectations – combined with limited data – affect their operations, investments, and underwriting. On the other hand, climate physical risks arising from acute and chronic climate-related events pose growing challenges to life and health insurers. These risks can directly affect mortality and morbidity rates, disrupt healthcare systems, and strain operational resilience.

Transition risks

- **Strategy implementation:** As the Group continues to develop and execute its sustainability strategy and climate-related commitments, there is an ongoing need to manage scrutiny and balance potentially different interests, expectations and objectives, both across and within stakeholder groups. Reputational risks linked to the Group's sustainability strategy can be hard to manage as criticism can arise from misinterpretation, misunderstanding, or differing opinions – even if the Company acts in good faith.
- **Regulatory, legislative and disclosure developments:** The continued pace and volume of new climate-related regulations and consultations across the Group's markets could pose compliance and operational challenges that may require multi-jurisdictional coordination. Across our markets, governments and financial regulators are introducing mandatory emissions reporting, standardised climate disclosures, and enforceable decarbonisation pathways. Failure to comply may result in financial penalties, reputational damage, and restricted market access.
- **Greenwashing risks:** Increasing climate disclosure requirements heighten the potential for accusations of misleading communications ('greenwashing') and the operational burden of coordinating inputs across multiple standards that are not interoperable. This is also intensifying as stakeholders demand verifiable, science-based climate disclosures. Financial institutions face growing scrutiny to substantiate sustainability claims, with reputational and regulatory consequences for non-compliance.
- **Strategic risk:** Emerging as a structural force in capital allocation, stakeholders increasingly require demonstrable progress toward net zero targets, adoption of renewable energy, and integration of climate risk into investment decision-making. These expectations are influencing asset valuations, financing terms, and portfolio attractiveness. In addition, our strategy of engagement over divestment on thematic topics also may potentially increase

Managing climate-related risks and opportunities continued

litigation risks and anti-trust concerns associated with collaborative engagements in some parts of the world.

Investments (short-, medium-, and long-term transition risks)

- Some of the Group's assets under management are in high-emission, carbon-intensive and carbon-reliant sectors where transition risks will threaten the financial resilience of these companies invested. These assets are exposed to transition risk in the short and medium term, potentially resulting in increased costs, higher levels of taxation, regulation and/or reduced demand, which could lead to increased price volatility, reduced liquidity, impairments, downgrades and/or stranding if they fail to adapt, innovate or transition to a lower-carbon business model.
- Long-term risks include sustained high carbon prices, stranded assets, and structural demand shifts that permanently reshape industries and capital flows. Companies that delay adaptation face escalating compliance costs, technology lock-in, and systemic financial risks through to the middle of the century.

Operations (medium- and long-term transition risks)

- With enhanced carbon regulations and building performance standards, retrofit requirements and operational expenditures for building renovations to meet tightening requirements are expected to rise. In addition, owned assets require timely response and adaptation to mandated climate stress testing and updated building codes. Additionally, potentially higher operating expenses due to regulatory non-compliance penalties may increase in the long term.
- Increased expectation on energy-efficient technologies and renewable energy transition under tighter regulatory pressure and investor expectations is leading to increased upfront capital expenditure required to deploy energy-efficient measures and renewable energy infrastructure through procurement of verifiable clean power via renewable energy certificates (RECs).

Physical risks

Investments (short-, medium-, and long-term physical risks)

- Physical climate risks may also pose risks to the operational footprint and supply chains of the Group's investee companies in the short and medium term, with the most profound impacts likely to unfold over the long term. Increased frequencies of extreme weather events can disrupt operations of investee companies through the damage of facilities and equipment, and lead to delays in production and logistics or intermittent interruptions to worksites. In labour-intensive sectors, the health and safety impacts of physical climate impacts could further exacerbate the reduction of productivity through an increase in health issues from heat stress, air quality deterioration or diseases. The increasing physical impacts could lead to reduced investment returns and increased volatility of the pricing of securities if investee companies do not have adequate resiliency or adaptation measures in place.

Operations (medium- and long-term physical risks)

- **Operational resilience:** Extreme physical climatic events can challenge the Group's operational resilience. Long-term changes in climatic weather patterns could potentially increase the frequency and severity of extreme weather events, and these risks could become more material over the medium to longer term (ie beyond the business plan time horizon). Similarly, chronic physical risks can manifest through persistent rising temperatures impacting labour productivity and increased cooling costs. The potential business impact, including the impact on corporate properties, supply chains, third-party providers and the servicing of our customers, is explored through resilience planning and operational risk management processes.

Life and health insurance (long-term physical risks)

- Our strategy focuses on life, health, savings and investments products, which excludes us from underwriting emissions-intensive activities. Climate change could impact customers' health and livelihoods, which could result in changes in mortality, morbidity and/or persistency for the Group's underwriting portfolio. While climate factors like greater heat stress, poorer air quality (possibly resulting in greater incidence of respiratory illnesses such as asthma), increased vector-borne illnesses such as dengue fever and malaria (outside of their normal geographical distribution), together with increased direct casualties from extreme weather events, could increase the burden on life and health insurers, these risks could potentially become more material over the longer term. Hence, these risks need to be managed and monitored in case they become more significant, but through our internal assessment, our current assumption-setting processes for our insured liabilities, which are based on current experience, indicate that these risks are being captured.

> *Further information on the Group's exposure to environmental and social risks related to climate change can also be found under the 'Risk factors' heading of this Report and any subsequent filing Prudential makes with the US Securities and Exchange Commission, including any subsequent Annual Report on Form 20-F.*

Managing, monitoring and responding to climate-related risks

We have embedded the management of climate-related risks into our risk management framework since 2022. Consistent with the previous reporting period, we manage these risks through the Group Risk Framework (GRF), which defines the process of identifying, assessing, managing and monitoring risks across the Group's business and operations via the Risk Universe. Prudential's Risk Universe covers a wide range of emerging and established financial and non-financial risks that could potentially impact Prudential's operating results, financial condition and reputation. These risks are classified and prioritised based on their likelihood, potential impact, and their time horizon.

In 2025, the topic of social and environmental responsibility continues to be classified as a material risk for the Group. We identify and monitor emerging risks, and identified two themes relating to 'nature resource shortages' and 'other emerging environmental and social themes' not yet well covered under existing sustainability risks monitoring. These classifications are reviewed on a regular basis and form part of the annual Group Own Risk and Solvency Assessment (ORSA) report, as we will continue to embed climate considerations into our Group strategy and strengthen integration efforts.

We monitor control effectiveness through the three lines model, horizon scanning and scenario analysis. Risks are managed within the Group's risk appetite and are regularly reported to our relevant committees. For details on climate-related risk governance, see the Sustainability Governance section.

We recognise the importance of not only identifying and managing climate-related risks and opportunities, but also considering the potential impacts on our business, and the resilience of our strategy to climate-related changes, developments and uncertainties across a range of climate scenarios.

Climate-related scenario analysis

Scenario testing is a valuable tool for enhancing understanding of climate-related risks and improving decision-making. It is particularly beneficial in raising awareness of climate change risks due to the broad range and uncertain timing of potential mitigation and adaptation measures. We closely monitor and evaluate advancements in climate scenario testing, including reviewing publications from regulators, global organisations like the International Association of Insurance Supervisors (IAIS) and the Network for Greening the Financial System (NGFS), as well as reports from the UN Principles for Responsible Investment (PRI), the Transition Pathway Initiative (TPI), the United Nations Intergovernmental Panel on Climate Change (IPCC), and the International Energy Agency (IEA).

Overview of our climate scenarios

We carefully considered the scenario methodologies appropriate to the size, nature and complexity of our organisation. Since we first began using scenario testing, we have become more sophisticated in applying different scenarios to assess the relevant physical and transition risks based on specific business needs:

- PRI scenarios (2023), including the forecast policy scenario, are used to assess the appropriateness of our capital market assumptions for economic impacts from likely transition policy developments;
- NGFS scenarios (fourth vintage) – as summarised in the table [below] – are used for stress testing the resilience of our balance sheet and in-scope Investment Portfolio for potential physical and transition climate change impacts;
- IPCC (AR6), IEA (WEO 2024), and TPI (v5.0) provide science-based decarbonisation pathways aligned with Paris Agreement goals, which can support investee engagement to drive real-world change; and
- IPCC SSP1-2.6, SSP2-4.5 and SSP5-8.5 are used for stress testing the resilience of our leased and owned properties to physical impacts from climate change.

Use of scenario analysis

We use scenario analysis to identify the potential vulnerabilities of our in-scope Investment Portfolio globally (as defined in the section 'Climate Scenario Analysis' in the Basis of Reporting) and Operations (including significant leased and all owned property across Asia and Africa, representing more than 83 per cent of our floor area).

Prudential is currently undergoing ISSB S2 transition where we are in the process of updating our scenario analysis approach to give us a more granular understanding of key risk drivers based on our in-scope Investment Portfolio composition, thereby enabling us to manage the climate-related risks of our assets more effectively. Meanwhile, amidst the transition and in line with TCFD expectations, we conduct stress testing on our balance sheet, with risks assessed over the short-, medium- and long-term time horizons based on four NGFS scenarios. Both physical risks (including chronic hazards such as temperature rise, precipitation changes, sea level rise, and acute hazards such as coastal flooding and wildfires) and transition risks (including carbon pricing, product demand and commodity price changes) are being captured in these scenarios.

For our in-scope Investment Portfolio, climate scenarios provide a set of parameters modelling different decarbonisation pathways, which result from a varying speed of climate policy response. In combination with different physical risk impacts arising from the resultant emission trajectories, these are intended to estimate the potential financial implications arising from these scenarios, although as discussed below there are significant limitations in capturing the risks and costs in some scenarios.

For our operations, we conducted a forward-looking assessment of physical climate risks across our property portfolio. This assessment used high-resolution geospatial modelling and asset-level exposure data to evaluate acute and chronic physical climate risks under three Intergovernmental Panel on Climate Change (IPCC) Sixth Assessment Report (AR6) scenarios (SSP1-2.6, SSP2-4.5, SSP5-8.5) across three time horizons: 2030, 2040, and 2050. The acute hazards assessed included acute events such as typhoons, floods, and wildfires, and the chronic hazards included rising temperatures, shifting precipitation patterns, and prolonged drought. The methodology involved scenario-based stress testing of properties' exposure and vulnerability, integration of hazard intensity, frequency, and compounding effects, and portfolio-level aggregation of risk scores and financial impact estimates.

For transition risks on our operational real estate portfolio, Prudential utilised a Carbon Risk Real Estate Monitor (CRREM) pathway analysis to ascertain the financial, regulatory, and valuation risks associated with real estate assets that fail to align with climate performance benchmarks. This is to address increasing market expectations and shifting regulations where alignment with science-based decarbonisation pathways is becoming a baseline requirement for real estate asset competitiveness and investor confidence. Using a 2024 emissions baseline, Prudential's real estate portfolio demonstrates a credible pathway to 1.5°C alignment through a combination of RECs, targeted energy retrofits, and broader decarbonisation initiatives. Although near-term financial impacts remain modest, we anticipate that rising regulatory pressure and evolving stakeholder expectations will increase the materiality of transition risks for real estate over time. As such, we have identified a need for ongoing monitoring and iterative updates to our assessment framework to ensure continued alignment with emerging market standards.

NGFS:

	°C 2050 warming	°C 2100 warming
Orderly transition: Net zero 2050	1.6	1.4
Disorderly transition: Delayed transition	1.8	1.7
Too little, too late: Fragmented world	1.9	2.4
Hot house world: Current policies	2.1	>3.0

IPCC:

	°C 2050 warming	°C 2100 warming
SSP1-2.6	1.7	1.8
SSP1-2.6	1.7	1.8
SSP2-4.5	2.0	2.7
SSP5-8.5	2.4	4.4

The Network for Greening the Financial System (NGFS) scenarios

Orderly transition—Net zero 2050: Scenario assumes orderly transition with immediate and strong climate action. Climate policies are introduced early and become gradually more stringent— physical risk is relatively subdued while transition risk is moderate. This scenario is the benchmark for ambitious policy alignment globally.

Disorderly transition—Delayed transition: Scenario explores a world where climate action is postponed until 2030, leading to higher peak temperatures being reached. Policies inertia and delay intervention mean that carbon prices have steeper increases post 2030. Physical risk is moderate while transition risks are high.

Too little too late—Fragmented world: Scenario explores uneven global transition where some regions and countries act while others lag, resulting in both high transition and high physical risks due to fragmentation. This scenario outlines geopolitical and coordination challenges.

Hothouse world—Current policies: Scenario assumes that only currently implemented policies are preserved, leading to high physical risks with highest temperature outcomes in 2100. This is the worst-case baseline with highest physical risks losses and large GDP losses compared to baseline by 2100.

While we see benefits in the use of forward-looking analyses, particularly in supporting the assessment of how well companies are prepared for the climate transition, it is important to acknowledge the limitations. These limitations include but are not limited to data quality, data availability, data consistency, model limitations, greater uncertainties over longer time horizons, and extensive judgements and assumptions. In addition, it is important to note that current climate models are widely acknowledged to underestimate physical climate risk and costs, because they do not capture climate tipping points (eg ice sheet melt, Amazon dieback) or socioeconomic knock-on effects (eg migration, war, political and social instability) that could have significant impacts on global economies. As a result, we treat forward-looking climate data with additional caution than we would for other metrics like historical financial statements.

Data governance—mitigating data and model limitations

Prudential is committed to robust data governance over all environmental metrics disclosed. Our approach is anchored in clear accountability, rigorous controls, and continuous improvement. Environmental data including Scope 1, 2, and material Scope 3 emissions are collected through standardised processes across our business units. Data is subject to defined validation and review protocols with business units' data owners as well as business units' Chief Financial Officer sign-off. Group senior members such as functional heads and the Group Executive Sustainability Committee (GESC) also provide review and challenge of the data governance process and metrics. Lastly, the Sustainability Committee at the Board level reviews all relevant year-end annual disclosures before publication. We leverage both internal and external data sources and work closely with third-party providers to enhance data quality and coverage. Recognising the evolving nature of climate data, we regularly review our methodologies, invest in system upgrades, and provide training to relevant teams.

Nonetheless, we recognise that data and models have their limitations. Climate transition pathways utilised in scenario analysis are inherently uncertain, whilst climate health data are sparse and interconnected to multiple socioeconomic and behavioural factors. The absence of clear climate-related definitions and reliable data can amplify the risk of misinterpretation and misrepresentation. Furthermore, current limitations in financial climate modelling tools make it challenging to accurately assess the potential financial impact to the Group, particularly for longer-term time horizons. The Group presently relies on external data, models, and benchmarks that differ in terms of transparency and underlying assumptions. As a result, we recognise the inherent limitations present in all climate reporting. Where data limitations exist, we transparently disclose these and outline our roadmap for future enhancements. Our data governance framework is designed to ensure that environmental metrics are reliable, decision-useful, and aligned with investor and regulatory expectations.

Carbon prices used in scenario analysis

Carbon prices are considered as a proxy for the impact of potential government climate policies within our climate scenario analysis. These prices are set to reflect differences across the regions where we operate and consider local market dynamics. In the long term, we expect the introduction of carbon prices and carbon taxes to increase, as governments look for tools to combat emissions. We do not currently impose an internal carbon price (ICP) across our organisation. However, the NGFS scenarios we use for our stress testing account for carbon prices, and our scenario analysis results reflect how shifts in carbon prices under different scenarios impact our business

Strategy

Impact of climate-related risks on our business

Climate-related risks are material to our business operations, financial stability, and long-term sustainability. As extreme weather events, shifting climate patterns, and environmental degradation intensify, they can and will directly impact our investment portfolio, insurance liabilities, and the health and livelihoods of our customers across Asia and Africa. These risks are not only physical – such as increased frequency of floods, droughts, and air pollution – but also transitional, stemming from evolving regulatory landscapes, market expectations, and stakeholder demands for climate resilience and responsible governance. Understanding and integrating these risks into our strategic planning is essential to safeguarding our business and fulfilling our commitment to sustainable growth.

Current financial effects

Climate change is already exerting measurable financial effects on investment assets held by asset owners worldwide. As institutional investors managing trillions in assets globally, insurers are increasingly recognising that both physical climate risks and transition risks can materially impact asset valuations and long-term returns. As an insurer, our financial performance is driven by the performance of our investments, the ability to manage the risks of our life and health portfolio to what we expected when we priced the policies and operationally manage our cost base.

Our financial position is largely driven by the market value of our investments offset by the IFRS 17 valuation of our insurance liabilities. In assessing the impact of climate change, we have therefore focused on the impact on our in-scope Investment Portfolio and the impact on our operational costs of impacts on our building portfolio. We have considered the impact on our insurance liabilities to be less material. As an insurer, cash (as included in our IFRS 17 balance sheet) is a less relevant measure when assessing the position and performance of the Group and so is not currently part of our internal assessment. Prudential is actively monitoring the current and anticipated financial effects of climate change on our assets, operations and insurance business, and has found no items for which there is a high chance of a material adjustment within the next annual reporting period.

Current financial impacts on assets

There are many drivers of market value changes in our investment portfolio, and it is currently difficult to systematically isolate the market movements related to climate physical and transition events. We will continue to search for tools with the capability to help us identify and isolate the forward-looking impact of climate on financial performance. Meanwhile, as of 2025, we have committed a cumulative total of $1.5 billion#, $400 million of which was committed in 2025, as part of Prudential's FTT strategy that started in 2024. For more details, please refer to the Responsible Investments section in this report.

Current financial impacts on operations

In terms of costs relating to energy transition, we have completed energy audits and assessments at 30 sites across our Asia Pacific portfolio and used this information to provide informed guidance to our local businesses on implementing appropriate energy conservation measures across the property portfolio. While these energy-saving measures will deliver some operational cost savings through energy efficiency, these are anticipated to be relatively immaterial compared to our overall operational costs. On the other hand, for physical risks there were no material financial impacts on our operations portfolio from climate-driven natural disasters. We will reassess this in the next reporting year and report any financial effects if material.

Impact on assets

As an asset owner and manager, we rely on investment returns to meet long-term liabilities. We recognise that our primary exposure to climate-related risks is within our investment portfolio where it could disrupt or diminish investment returns. To better understand these risks, as well as identify opportunities, we conduct scenario analysis using selected NGFS scenarios. These scenarios are not predictions as the actual transition could differ, but they do provide insight into the risks we could face and opportunities available to us.

Our analysis explores how physical and transition risks associated with climate change could evolve over the short, medium, and long term. Using the four NGFS climate scenarios, we examine different pathways that reflect varying assumptions about carbon pricing, global policy responses, natural catastrophes, energy transitions, and macroeconomic conditions. These scenarios are translated into sensitivities across key financial and economic factors, enabling us to assess potential impacts on our investment assets. This analysis is conducted using data sourced from our data analytics providers.

Current limitations in the tools and methodologies make it challenging to actively manage our in-scope Investment Portfolio against specific risk thresholds. While physical risks and costs are included in climate scenario modelling, they are widely considered to be underestimated – as recognised by the Financial Stability Board (FSB) and NGFS – and do not account for tipping points or socioeconomic impacts. As a result, we have chosen not to disclose our current assessment of the quantitative impact of physical risk separately at this stage, because we consider that the quantitative assessments are likely to underestimate the potential financial impacts on our assets in some scenarios. Instead, we provide an aggregated qualitative view of transition and physical impact on our in-scope Investment Portfolio, complemented by impacts on our in-scope Investment Portfolio equities as a proxy for the impact of assets vulnerable to these climate-related risks. We expect the results of our assessment to continue to evolve with changes in methodologies, data quality and sector categorisation of our data analytics providers, and will update our disclosures as we develop and strengthen our tools and capabilities.

Based on the four NGFS scenarios assessed, the range of potential climate-related impacts on our in-scope Investment Portfolio remains within observed market volatility, suggesting no immediate need for explicit climate considerations in current valuations. We recognise the limitations within these scenarios and the modelling of them, which leads to understatements of certain exposures and vulnerabilities, as recognised by the FSB and NGFS. As we have explained above, these limitations apply in particular to the potential impact of the physical risks which may lead to an understatement of markets incorporating physical risks and costs into asset valuations compared to transition risk; therefore, we believe actual long-term impacts are likely to be higher than indicated by these results. This is consistent with the current consensus^ amongst climate scientists, who are confident that transitioning the economy is less costly than the physical impacts of climate change, and though more rapid transitioning with emissions peaking earlier requires up-front investment, it increases co-benefits and costs in the long term. We therefore continue to integrate climate-related risks and opportunities into our investment strategy. Our current modelling tools indicate that our in-scope Investment Portfolio is generally less vulnerable to direct physical risks than to transition risk across the short to long term, given its diversification, while individual companies within the in-scope Investment Portfolio could be materially negatively or positively impacted during the transition. As a result, we observe the following underlying transition-related drivers of the potential short- and medium-term impacts on our in-scope Investment Portfolio:

- The orderly, net zero 2050 scenario exhibits the highest overall impact in the short and medium terms. The transition impacts are more extreme than under the other scenarios due to the compressed time to achieve net zero by 2050.
- In the disorderly, delayed transition scenario, the delayed transition impact results in a lower impact on current valuations of our assets, with more physical risk in the medium and long term, compared to the orderly transition.
- In the too-little-too-late, fragmented world scenario, the impact on our in-scope Investment Portfolio follows a similar trend to the delayed transition scenario, but to a lesser severity due to lower impacts of transition risk from partial achievement of net zero policies. Over the long term, climate physical risks impacts on our in-scope Investment Portfolio are comparable to those of the current policies scenario.
- In the hothouse world, current policies scenario, there is minimal impact from transition risk as companies continue to operate within the status quo. Our current modelling shows that the impact from physical risks on our in-scope Investment Portfolio appears relatively lower across all scenarios over the short, medium and long term horizons we have defined. However, we are mindful of the limitations we have discussed above, which are likely to lead to an underestimation of certain exposures and vulnerabilities. Currently, the true long-term cost of physical risk increases is captured by our current modelling only within timeframes which stretch beyond 2050. Additionally, we believe the impacts of the hothouse scenario for 2050 are likely to be muted and possibly underestimated, and our time horizon has a lot of model uncertainty, and therefore we have included more limited disclosure in relation to the conclusions of this modelling.

We provide below an illustrative analysis of the equity impacts by sector, which provide insights on the sectors vulnerable to climate-related transition risks under two climate transition scenarios: a Net Zero 2050 scenario and a representative delayed transition scenario. Scenarios premised on insufficient or no transition, which are not aligned with Prudential's strategy of financing the transition, are therefore not presented in heatmaps and are instead only discussed qualitatively. The manufacturing, construction, and transportation sectors are identified as those most vulnerable in scenarios with high transition risk.

The invested amount as of 31 December 2025 has been recognised within Equity securities and holdings in collective investment schemes in our Consolidated statement of financial position. The unfunded commitment is disclosed in note D5 to the Group IFRS consolidated financial statements as part of the Group's total unfunded commitments.

^ Intergovernmental Panel on Climate Change (IPCC) 2023 Synthesis Report

Managing climate-related risks and opportunities continued

Heatmap sectoral classification (as defined by our current data analytics providers) of climate scenario impacts[1] over time.

[1]Please see narratives for scenario modelling limitations.


Orderly, Net Zero 2050
Disorderly, Delayed Transition
Sectors
2030
2040
2050
2030
2040
2050
Agriculture
Mining
Manufacturing
Electricity & gas
Water
Utilities
Construction
Retail
Transportation
Accommodation & food
Information
Finance
Real Estate
Professional & scientific
Administrative
Public administration
Education
Health
Arts

Source: Prudential internal scenario analysis work. It is important to note that NGFS scenarios are exploratory and not predictive forecasts and results are subject to significant uncertainty and model risk which we recognise as an ongoing challenge that the industry faces.

The results of our scenario analysis are presented to facilitate understanding and comparison. Currently, our climate scenario analysis does not incorporate potential management actions that could mitigate adverse impacts of climate change, but we are exploring opportunities to consider them in the future. At this stage, given these models have evolved considerably and continue to change, we do not consider the climate scenario tests suitable for setting capital requirements.

Looking ahead, we will continue to assess the implications of transition and physical risks on our investees, conduct investment-led engagement, and continuously refine our responsible investment approach. Our strategy emphasises financing a just and inclusive transition, decarbonising our portfolio, and mainstreaming responsible investments in emerging markets, which support our long-term net zero targets and enhance our resilience to the impacts of climate risks in different climate scenarios.

Our responsible investment approach to finance the transition to a lower-carbon economy is key in managing climate risks whilst generating long-term value for our shareholders (see Responsible Investment section on page 24 of our Sustainability Report). To mitigate these risks and pursue opportunities, we allocate capital to financing the transition, with regular reviews alongside the manifestation of transition risks.

Impact on strategic asset allocation

We integrate climate change into the strategic asset allocation (SAA) and asset-liability management process which relies on our capital market assumptions (CMAs). We use CMAs that are focused on the countries where we operate and invest. Our CMAs are set using our rigorous process that incorporates comprehensive research, economic models, and projections of key drivers of economic variables. To ensure our CMAs remain robust with regards to climate change, we assessed climate scenarios' potential impacts on them. We found in 2025 that there is no need to adjust our CMAs for climate change. We will perform this assessment at least annually.

Impact on financial and strategic planning

We review our strategy and financial planning process annually and stress-test the proposed strategy to assess its resilience. These stress tests, which are conducted as part of our usual business activities and consider stresses independent of climate change, are more stringent

than the scenarios outlined in the ‘Climate-related scenario testing’ section. The results of these business stress tests, combined with the insights gained from the climate-scenario testing, provide us with additional confidence in the strategy’s viability for the year ahead.

We also ask our local businesses to consider our sustainability strategy and Responsible Investment Policy in their product development processes and ongoing product evaluations.

Impact on access to capital

Occasionally, we seek to raise capital from bond or equity markets to fund strategic opportunities like mergers, acquisitions, or new market entry. Institutional investors are our primary source of capital, and we expect them to continue to provide access to sufficient capital despite potential impacts of climate change.

Our credit ratings remain high, based on credit rating agencies’ assessment of our business profile and financial flexibility, including capital market access. ESG factors are regularly discussed in our annual meetings with ratings agencies. To date, they have not impacted our creditworthiness.

Impact on insurance liabilities

Given uncertainties around attributing the impact of climate risks on incremental health risks, such as excess mortality and morbidity, we have adopted a measured approach towards scenario analysis on our insurance liabilities. This involved conducting an internal assessment to evaluate the potential impact of various climate-related physical risks (flood, extreme heat, air quality) and climate-related health risks (eg vector-borne diseases, respiratory illnesses), based on current available health studies and data. Through our assessment, we found that air quality has the greatest potential impact, while the other factors do not materially affect our insured markets and products.

Deterioration in mortality and morbidity due to air quality may impact our liabilities and result in higher claims incidence in the future. However, data gathered to date suggest that the total exposure of the population to climate-related health and life risks is relatively small. Given the current lack of developed experience analysis methodologies and tools to isolate climate-related illnesses and deaths, we are currently unable to robustly quantify the effects of climate on morbidity and mortality risks within our Life & Health book. We continue to monitor external data, research and industry practice relevant to experience analysis, and will over time refine our approach, and build the tools and capabilities required to enhance the quantitative analysis as data quality and methodologies improve, enabling us to quantify the impact of climate risks on our Life & Health book with greater accuracy.

Moreover, these internal assessments and external developments are considered in our risk management process for our underwriting activities where relevant, and we will update our Life & Health strategy and products as we have clarity on these implications.

Impact on our operations

As extreme weather increases in frequency, our people and our operations are potentially exposed to physical risks associated with climate change. Strengthening our organisational resilience to these risks is a key priority for us. The assessment determined that the expected financial impact in a typical year is not material.

Our findings highlight that transition risks have an insignificant impact on our operations. The greatest physical risks arise from severe typhoons (under scenario SSP-8.5, 2050), especially for our buildings within Hong Kong, and the second highest climate peril is flooding, and mainly involves our buildings in the Philippines and Malaysia. Typhoons emerge as the most significant acute peril, affecting 36 per cent of the modelled property portfolio by floor area that houses 13 per cent of our employees. Floods affect 18 per cent of the modelled portfolio by floor area, which houses 38 per cent of our employees.

Geographically, the Nigeria property portfolio exhibits the highest portfolio risk due to multiple compounding hazards including extreme precipitation, severe heat, drought, and recurrent flooding, while being rated as medium-level exposure. Medium-level exposure is also observed in the Philippines, Thailand, Japan, Vietnam, and China property portfolios.

These could result in one-off building repair costs, minor impairments to PPE, or loss of business productivity during extreme events and recovery periods. Notwithstanding adaptation measures, these risks have a low impact on our financial position.

Physical risk mitigation and adaptation

Our strategic planning and asset-level resilience actions are informed by the insights obtained from the climate scenario analysis of our real estate portfolio and through embedding of climate risk considerations into multi-horizon investment planning, asset management, and operational continuity strategies. In response to the principal physical risks identified across our real estate portfolio, Prudential is proactively managing both acute (such as typhoons and floods) and chronic (including extreme heat) stressors, through a combination of operational planning, strategic capital investment, and robust risk transfer mechanisms. Specific adaptation measures and strategic responses are also detailed in the 'Evolving Our Climate Actions' section of our Sustainability Report.

Portfolio Climate Risk Exposure Map^

- Negligible (0≤&<20)
- Low (20≤&<50)
- Medium (50 ≤ & <80)
- High ≥80

Exposure Rating

^ The exposure rating is categorised based on aggregated climate score across all climate perils, corresponding to their risk severity level. A 'Negligible' rating indicates minimal physical risk (climate score <20), while a 'High' exposure reflects significant risk (score >80).



UK
Mainland China
Japan
India
Myanmar
Laos
Hong Kong
Taiwan
Thailand
Vietnam
Philippines
Cambodia
Malaysia
Singapore
Indonesia
Ghana
Nigeria
Uganda
Kenya
Zambia

Operational resilience improvement

We are strengthening our resilience frameworks to ensure business continuity during and after climate-related events, with a focus on critical service delivery to customers. Business Continuity Plans (BCPs) have been developed across all operating locations and are being continuously reviewed and enhanced to integrate region-specific climate risks, while risk-driven crisis management plans are tested to ensure response for climate hazards. These business continuity plans include remote working arrangements for our employees to ensure minimised business disruption and the safety of our workforce.

Asset-level climate resilience enhancement

We have completed climate resilience assessments for our five highest-priority owned properties in Malaysia and Singapore. These assessments evaluated system robustness including flood prevention systems and façade conditions, system redundancy including chiller capacity and water supply reliability, and historical susceptibility to extreme weather events. Based on these findings, we will create capital plans over time to implement physical upgrades to strengthen portfolio-wide resilience, encompassing preventive maintenance programmes for building structures, critical protective measures, and strategic infrastructure investments where necessary.

Strategic leasing reposition

Given that the majority of our portfolio comprises leased assets, we are embedding climate resilience into our leasing framework through several key initiatives. We have undertaken site assessments to understand climate risks associated with individual sites, and are looking at ways to better collaborate with landlords to ensure protective infrastructure and maintenance protocols are in place, and embedding environmental sustainability impacts as part of the governance approval process. These criteria will help us define minimum standards for site selection and landlord responsibilities, helping safeguard operational continuity across our leased portfolio.

Insurance partnership and collaboration

We have been working with our insurance providers to identify opportunities to lower insurance premiums, and through this initiative we have identified limited direct impact on our predominantly leased portfolio. We will maintain active collaboration with insurers to understand evolving climate risk assessments and market conditions. These engagements inform our broader resilience strategy and support constructive dialogue with landlords regarding property-level coverage and risk management measures.

Identifying and responding to climate-related opportunities

We are strengthening the climate resilience of our portfolios and adopting a considered approach to assessing carbon intensity within our investments. We are also continuing to incorporate climate change considerations into our products and services

Low-carbon investment opportunities in the short and medium term

As a substantial investor and asset owner with long-term investment horizons and obligations, we actively pursue opportunities to invest in financing mechanisms associated with climate mitigation and resilience. Prudential proactively identifies and supports climate-related opportunities to drive a just and inclusive transition in emerging markets, aligning with our net zero commitment by 2050. We have set a transition finance investment target and have developed investment guidelines to fund companies shifting from brown to green, which helps us to categorise our investments as from those that are 'climate solutions', 'aligned' with a 1.5°C or below-2°C pathway, committed to 'aligning' with these pathways, 'transitioning amidst growth', and 'managed phase-out' (see diagram below).

When assessing new investment funds and strategies, we prioritise 'green' and 'brown-to-green' assets, as per these categories. Our approach to financing the transition is documented in Prudential's Financing the Transition (FTT) framework, published in September 2024. As of 31 December 2025, we have committed a cumulative total of $1.5 billion in FTT portfolio investments since 2024. We are tracking through our Investment Committee all additional commitments to reach a cumulative total of $6 billion of FTT portfolio investments by 2030. During 2025, we invested $400 million across numerous leading funds, including the Eastspring Transition Portfolio. Launched in October 2025, this vehicle actively invests in climate transition opportunities across Asia-Pacific through a focused, high-conviction portfolio. Companies in the fund are expected to integrate climate mitigation or adaptation into their offerings, show early signs of climate-related revenue growth, and uphold social considerations for a just transition. One key holding (a diversified mining company) is advancing steel decarbonisation technologies, expanding into transition minerals, and targeting net zero emissions by 2050 through measures like internal carbon pricing and operational electrification.

Opportunities to upgrade and adjust our Life & Health insurance propositions with high vulnerability to physical climate risks in the long term

As an insurer focused on life, health and wealth products, we also consider the opportunities presented to better serve our customers who may experience climate-related impacts. We are starting to see gradual improvements in public health studies establishing and quantifying the causal effects of climate change on health risks. Our partnership with the Earth Observatory Institute of Singapore also helps explore the intersection of climate change and health across 10 selected markets in Asia and Africa.

As we recognise the potential impact of climate-related risks on health, we see the opportunity for us to lead the way in responding to these risks through the products and services we provide to our customers. This is in line with our commitment to become the most trusted Health partner across Asia and Africa. We ensure that individuals from low- and middle-income backgrounds can access protection against dengue fever, malaria, and measles while only paying affordable premiums, with a product designed to address the spread of tropical diseases in a changing climate. For example, climate change impacts health and livelihoods through a mix of factors, ranging from respiratory issues exacerbated by air pollution to potential shifts in infectious disease patterns. Studies suggest a link between rising temperatures, increased precipitation, and the spread of vector-borne illnesses (such as malaria and dengue fever), although the projected increase in their incidence remains uncertain and sensitive to the local community context. In Vietnam, PRU-Tropical is a product developed to help mitigate the financial burden and consequences of climate-sensitive infections in one of our key emerging markets. We are protecting over 19,000 policyholders and limiting the financial suffering they experience on top of health-related anxieties.

We will continue to monitor climate risks to identify and prioritise opportunities to enhance our products and establish new services where we see the most impact.


Group Sustainability Strategy
Simple and accessible health and financial protection
Responsible investment
Sustainable business
3 Responsible investment priorities
Financing a just and inclusive portfolio
Decarbonising our portfolio
Mainstreaming responsible investments in EMs
Financing the transition as an asset owner
L1: Group Responsible Investment Policy alignment
L2: FTT Category alignment
L3: Intentionality and measurability
5 Financing the transition categories
Climate solutions
Aligned
Aligning
Transitioning amidst growth
Managed phaseout
3 climate solution classes
Climate mitigation
Climate adaptation
Nature-related solutions

Climate, air quality and health

Prudential plc entered a two-year research collaboration with the Earth Observatory of Singapore (EOS) at Nanyang Technological University to explore the relationship between climate change and health across 10 key markets in Asia and Africa. The initiative is known as the Prudential-EOS Climate Impacts Initiative and is structured in two phases:

Phase 1: Historical analysis of air pollution and health impacts (2000–2020).

Phase 2: Future projections under climate scenarios (up to 2050).

1. Climate variability and air quality
   Climate events intensify wildfires and reduce pollutant dispersion, worsening air quality. These phenomena elevate PM2.5 levels, increasing risks of stroke, respiratory, and cardiovascular diseases, especially in Southeast Asia. Events like the El Niño and the Indian Ocean Dipole (IOD) exacerbate the impacts significantly.
2. Regional health impacts
   Results indicate varying impacts to air quality from climate events under different socioeconomic pathways. Depending on the scenario, some markets may see an increase in PM2.5 by 2050, leading to more premature deaths while others may experience a decline in PM2.5, potentially reducing mortality from air pollution-related diseases.
3. Compound climate effects
   The study highlighted that variabilities in geographies and climate patterns contribute to the accumulation of air pollutants. These effects, combined with socioeconomic factors like industrial activity and energy choices, amplify risks and impact health outcomes on asymmetric basis.

> *For more details, please visit our website.*

Potential for operational efficiency savings across operations in the short and medium term

Prudential is committed to strengthening its operational resilience and adopts a considered approach towards achieving carbon neutrality across our Scope 1 and 2 emissions by 2030. To that end, we developed our Environmental Management Framework (EMF) to identify and assess targeted energy retrofits, RECs, and broader decarbonisation opportunities. These opportunities both support cost savings in terms of fuel and value creation for our property portfolio and protect our property portfolio against policy changes while driving long-term energy cost stability and savings. Over time, we are reducing operating costs through lower utility consumption and decreasing maintenance expenses through proactive operations.

Our refreshed Climate Transition Plan

This year we updated our Climate Transition Plan to transparently show the alignment between our climate and business actions, focusing on risk management and opportunities while placing our fiduciary duties to our policyholders and shareholders at the centre. Our evolved plan demonstrates our holistic approach to the climate transition: focused not only on managing our climate risks by decarbonising our in-scope Investment Portfolio and operations, but also on strengthening the climate, health, and financial resilience of our customers and communities through financing the transition and community investment. Our strategy spans three key areas:

- **Investments:** Reducing our in-scope Investment Portfolio's carbon intensity while identifying opportunities in climate adaptation, health resilience, and nature-related solutions;
- **Operations:** Reducing our operational emissions through our targeted Environmental Framework, and embedding sustainability into our people and culture through sustainability performance goals, training and engagement; and
- **Insurance:** Developing inclusive products, partnerships, and community initiatives, such as our foundation's Climate Health and Resilience Fund, to help customers and communities build resilience to climate impacts.

This integrated approach is to be delivered across local business units and cross-functionally supported by a Sustainability Centre of Excellence resources to help track, manage and report on progress. This positions Prudential to deliver a just and inclusive transition, protect vulnerable communities, and create sustainable value for shareholders. For more details, refer to our Climate Transition Plan report.

Impact of climate-related opportunities

The transition to a climate-resilient economy presents significant strategic growth opportunities alongside its risks. Prudential is actively leveraging these opportunities not only to mitigate climate-related risks but also to position Prudential for competitive advantage. Our approach integrates climate considerations into investment decision-making to protect and enhance enterprise value over the short, medium, and long term and we pursue opportunities arising from the transition to a low-carbon economy. This includes financing renewable energy, energy efficiency, and climate adaptation initiatives, particularly in emerging markets where we can deliver inclusive growth. By aligning our investment strategy with global climate goals, we aim to capture superior risk-adjusted returns, maintain strong ESG ratings, and secure continued access to capital markets.

Renewable energy transition offers a pathway to reduce operational costs, enhance energy security, and meet rising stakeholder expectations. We are investing in clean energy solutions across our operating locations to support decarbonisation and improve portfolio performance. Building resiliency in the communities where we operate is being done by strengthening our operational business continuity planning, product innovation for our insurance offering, and adopting and advocating for climate adaptation measures. This ensures our assets, economies and the communities we operate in are better equipped to withstand disruptions, minimise downtime, and maintain long-term operational stability.

Operational efficiency enhancement is being pursued through targeted energy retrofits, deployment of smart building technologies, and optimisation of building operations. These initiatives reduce energy intensity, lower emissions, and improve asset value.

Looking ahead, we are advancing our assessment methodologies to better quantify both transition risks and opportunities. This will enable the development of comprehensive measurement frameworks that support climate-informed decision-making and enhance resilience across our operations. Our assessment has identified several key market opportunities that are shaping our investment and operational strategies.

Impact on assets

Through our Financing the Transition approach, we identify attractively valued opportunities into enablers, industry leaders, or high-impact sectors with the explicit goal of enabling and accelerating the net zero transition, and expect these opportunities to come in the short -medium term. We currently have $1.5 billion of our portfolio as Financing the Transition investments. We actively look for new investments that are aligned with our framework across locations and sectors as this is dependent on evolving market conditions. These commercially sensitive opportunities can be disclosed as part of future public announcements of each committed investment capital.

Nevertheless, we expect more of our assets to move towards low-carbon sectors in the short term to meet our WACI reduction targets and will update our disclosures as market certainty improves for us to meaningfully quantify the anticipated financial effects of our transition-aligned investments.

Impact on insurance products and services

Through our assessment, we found that increases in mortality and morbidity due to air quality may impact our liabilities and therefore result in higher claims incidence, particularly for morbidity and in the long term. We see opportunities to make an impact in the countries where we currently insure customers through the identification of high vulnerability to morbidity risk due to poor air quality. However, we are unable to quantify the effects of climate on morbidity and mortality risks on our Life & Health book, or the financial impact of climate risks on our Life & Health liabilities, due to evolving methodologies and high levels of data measurement uncertainties today. Hence, we have not quantified the share of our portfolio aligned with opportunities (ie, those vulnerable to climate health risks), but are continuing to monitor external data and research. We will build tools and capabilities required to do a more quantitative analysis when data quality and methodologies improve and develop to enable us to quantify the impact of climate risks on our Life & Health book with greater accuracy.

Where we identify the opportunity to develop products and services that can address climate risks in relevant markets, we aim to support the evolving protection needs of our policyholders and the insurance solutions they need. We will not disclose the exact markets where we plan to roll out these initiatives, or the anticipated financial effects we expect from climate opportunities in our Life & Health portfolio, as these are commercially sensitive.

Impact on our operations

To translate our Group-wide climate ambition into actionable outcomes, we have partnered with business units to develop tailored decarbonisation plans. These plans balance immediate energy-saving measures with long-term carbon neutrality strategies. Each business unit has established performance baselines and specific targets, with progress tracked through a centralised monitoring system. Annual reviews against verified year-end emissions data ensure alignment with targets and allow for adaptive refinement of initiatives.

Energy-efficiency optimisation

Through our EMF assessment, we have identified opportunities for implementing continued operational efficiency improvements and emissions reductions across our operations. Examples include electrification of company vehicles; relocating our offices to new and energy-efficient buildings; upgrading lighting systems with LEDs and automated controls; and switching to renewable energy options for markets where it is available and appropriately priced. We are actively collaborating with our business unit to develop tailored environmental roadmaps that capture identified opportunities to reduce emissions. These roadmaps outline the anticipated implementation costs, potential savings, and associated timelines. They will be periodically reviewed with each business unit to assess progress, ensure continuous updates, and maintain engagement with local stakeholders – supporting ongoing alignment with the Group's commitment to realising climate-related opportunities. In 2025, we continued on various projects across the Group to capture these opportunities. These include on-site renewable energy installations in Vietnam and Zambia and expansion of renewable energy procurement in Vietnam and Taiwan. We expect to develop a more comprehensive view of the share of our business activities aligned with opportunities, as well as anticipated financial effects from the opportunities in due course.

Renewable energy transition

While energy efficiency remains foundational, procuring and generating renewable electricity is essential to achieving deep decarbonisation. We continuously scan markets for viable schemes and encourage local business units to participate in collaboration with landlords and utility providers in programmes such as green

tariffs, Power Purchase Agreements (PPAs), International renewable energy certificates (I-RECs), and on-site solar photovoltaic (PV) installations where feasible.

We have been actively identifying opportunities to integrate renewable energy solutions across our operations. By the end of 2025, 66 per cent of our renewable energy consumption was covered by renewable energy agreements or certificates. In Zambia the local BU has experienced significant disruption due to the unreliability of the utility power grid. To address this challenge, the team collaborated with the landlord to obtain approval for the installation of solar panels. This initiative has successfully reduced dependence on the unstable grid and minimised the need for generator usage.

Our dual focus on energy efficiency and renewable energy procurement is not only an emissions reduction strategy, but also a core component of operational resilience. By reducing exposure to volatile fossil fuel markets and strengthening energy independence, we aim to safeguard business continuity against climate-driven disruptions and regulatory shifts. We remain committed to evolving our transition strategy in step with technological innovation, policy development, and market opportunity, ensuring our actions contribute to a just and inclusive decarbonisation transition across our operational footprint in Asia, Africa, and Europe. Whilst Prudential's direct operational footprint is the primary focus, climate-related risks and opportunities extend across the value chain. Landlord practices significantly influence resilience outcomes for leased assets. We have been working on identifying an opportunity to improve our engagement with landlords to assess where infrastructure improvements may be required, and review maintenance, and emergency protocols on an ongoing basis. Similarly, we see the importance of establishing partnerships and recognise that collaboration with energy providers and third-party vendors is critical to scaling renewable energy procurement and smart building technologies. We continue to actively engage with utility providers and to scan our markets for opportunities to implement renewable energy solutions where feasible and financially viable.

Advocating for emerging market sustainability and climate-related issues:

We are actively involved in advocating for emerging market sustainability and climate-related concerns on a global level. Our advocacy efforts extend beyond exploring the role of investors in a just and inclusive transition in Asia and Africa. We also engage with policy and regulatory stakeholders to promote awareness of sustainability issues. Our outreach focuses on key themes, including regulatory reform, blended finance, harmonisation of standards and taxonomies, and nature. We also continue to explore the impacts of climate change and health through research partnerships. It is critical that policymakers and communities have the knowledge and tools to support them with climate change adaptation and mitigation efforts.

+

> *For more information, please refer to the 'Harnessing thought leadership to shape the agenda' section within our Sustainability Report.*

Evolving our climate actions

Climate change is a fast-moving issue, with new challenges and solutions emerging all the time. We are continually looking to improve our understanding of the challenges we face and the effectiveness of our efforts to mitigate them.

At Prudential, our mission is to transform how we invest and insure and create a lasting impact. As we continue to finance the transition in emerging markets and beyond, we continue to embed climate action into our business strategy and operations.

To safeguard our customers from the impacts of climate change and build resilience for the future, we will continue to update our climate transition actions and progress, aiming to make more proactive contributions to a just and inclusive net zero transition across our broad footprint in Asia and Africa. Our approach addresses climate-related risks and opportunities across multiple time horizons, from near-term actions within the next three years to strategic positioning for the decade ahead and beyond.

Broadly, we will also seek to:

- Work with data providers and our asset managers to improve the availability and quality of our Scope 3 investment book data, including potential monitoring of other asset classes as methodologies continue to develop;
- Undertake an exercise to map our material dependencies and impacts on nature and biodiversity;
- Continue to explore climate-related opportunities, such as those relating to our customers and digital services, climate-related health products and services, and employee initiatives;
- Continue to develop localised, market-specific responsible investment approaches;
- Explore additional opportunities to collaborate and partner with relevant private and public entities on climate change and transition financing; and
- Continue to engage with other financial market participants, local regulators and stakeholders to advance the development of frameworks that support our climate work in emerging markets. targets and metrics.

Climate-related targets and metrics

- Our long-term pledge is to become net zero by 2050, and we have established interim targets to measure our progress on the path to net zero. These targets are designed to support the achievement of the Paris Agreement goals to limit the increase in global average temperatures to 1.5°C above pre-industrial levels. Our intensity-based targets are in line with industry recommendations, which calculate appropriate Paris-aligned goals and include intensity-based measures of progress.
- Since our carbon reduction journey began in 2018, we have continually reviewed our approach and our commitments to assess our progress towards our net zero pledge.

Carbon offsetting for our Scope 1 and 2 emissions

Prudential's strategy is to decarbonise where possible before purchasing offsets; offsets do not form a core part of the Group's core decarbonisation strategy, and hence Prudential has not purchased any carbon credits for Scope 1 and 2 emissions in 2025. However, Prudential recognises the need to use credible carbon credits to offset residual Scope 1 and 2 emissions that may remain beyond 2030, to meet our carbon neutrality targets. We are currently assessing market integrity frameworks and verification schemes to ensure any future use of credits aligns with international best practice. As this work is ongoing, we are unable to provide details on verification schemes, credit types, or permanence assumptions at this stage and will outline our work plan for developing these capabilities in subsequent reporting periods.

Managing climate-related risks and opportunities continued

Progress against our climate-related targets:

Target	2025 progress
– Deliver a 55 per cent reduction in the weighted average carbon intensity (WACI) of our in-scope Investment Portfolio by 2030 against our 2019 baseline (gross target) – Target scope: All non-ILP Listed Equities and Corporate Bonds – This is an ambitious, but realistic target that will accelerate our progress towards becoming a net zero asset owner (net target)	– Achieved a 53 per cent reduction by the end of 2025 – The WACI of our portfolio is influenced by movements in the carbon intensity of the companies we invest in, movements in markets, availability of public carbon data for these companies, and changes to portfolio weights. Factors like inflation, increased emissions data, and changes in our assets may also cause WACI fluctuations. Therefore, we do not expect our decarbonisation progress to be linear, and do not rely solely on WACI as an indicator of our progress.
– Deliver a 25 per cent reduction in our operational emissions intensity from a 2016 baseline (gross target), and abate the remaining emissions via carbon offsetting initiatives to become carbon neutral across our Scope 1 and 2 (market-based) emissions by 2030 (net target)	– We have reduced our emissions intensity by 83 per cent from our 2016 baseline, achieving a ratio of 0.38 tCO2e/FTE in 2025. This puts on us on track to meet our 2030 target of 1.65 tCO2e/FTE. Our global absolute Scope 1 and 2 (market-based) greenhouse gas (GHG) emissions decreased by 21 per cent since 2024. Despite ongoing progress in operational decarbonisation, our Scope 1 emissions increased by 11 per cent since 2024, due to grid reliability challenges in various markets contributing to higher emissions in 2025.
– Commit $6 billion of Financing the Transition (FTT) portfolio investments by 2030 to support a lower-carbon future	– As of 31 December 2025, Prudential had committed a cumulative total of $1.5 billion in FTT portfolio investments since 2024, through the FTT Framework.
– Engage with the companies responsible for 65 per cent of the absolute emissions in our in-scope Investment Portfolio	– Engagement completed for all identified companies during 2025. From 2026, we have shifted our annual corporate engagement target to focus on the top 40 companies that contribute the most to the absolute emissions within our in-scope Investment Portfolio and are assessed to be falling behind on transition requirements, spanning both listed equity and corporate bonds.

Carbon footprint by sector and asset class, as at 31 December 2025

	WACI (tCO2e/$m revenue)			Absolute Emissions (tCO2e)		
	Total WACI	Listed Equity	Corporate Bonds	Total Abs. emissions	Listed Equity	Corporate Bonds
Communication Services	38	39	37	65,327	29,923	35,404
Consumer Discretionary	47	37	61	119,798	58,163	61,635
Consumer Staples	95	83	107	164,539	71,245	93,294
Energy	574	567	576	1,210,712	263,913	946,799
Financials	13	6	16	52,256	10,245	42,012
Health Care	19	25	15	35,794	13,925	21,869
Industrials	190	102	268	529,863	179,372	350,491
Information Technology	63	67	42	152,366	139,277	13,089
Materials	994	1,436	645	1,464,761	827,741	637,020
Real Estate	67	72	65	18,461	6,781	11,680
Utilities	1,409	1,166	1,453	2,068,285	242,752	1,825,533
Missing GICS Sector	9	–	14	49,717	–	49,717
Total	181	129	236	5,931,879	1,843,336	4,088,543

Utilities, materials and energy are the most carbon-intensive sectors in our portfolio, which is aligned to real-world emissions. The carbon footprint of our corporate bonds portfolio is higher than for listed equity. This is mainly driven by the higher allocation towards carbon-intensive sectors in our corporate bond portfolio compared to listed equity, which is in line with investment return benchmarks. Companies in carbon-intensive industries often rely more on debt financing (bonds) than equity financing which explains the higher carbon footprint of corporate bonds.

Data availability

As a data user, we rely on information disclosed by investee companies. To enhance data availability, we are working with both data providers and our asset managers to improve disclosures. In time, we expect the situation to improve as companies across regions are increasingly required to make climate-related disclosures and face increased scrutiny from stakeholders.

We are aware that expanding data coverage could impact the WACI of our portfolio, either positively or negatively, as newly disclosed data is included in our calculations.

> *For more detail on our direct environmental footprint, please refer to the Sustainable business section within our Sustainability Report.*

Forward-looking metrics

We worked with our asset management and asset owner businesses to develop forward-looking metrics that are suitable for our operations. These metrics enable us to effectively manage and report on climate-related risks, while integrating seamlessly into our investment processes to help us uphold our responsible investment framework. The impact on assets is presented in the Strategy section on page 119.

Monitoring and shaping industry developments

We also have ongoing reviews of the Science Based Targets initiative (SBTi) as part of our ongoing evaluation of our climate targets. The global decarbonisation targets and pathways that SBTi uses for verification only differentiate between the requirements of emerging markets and developed markets in a limited way. In line with our commitment to a just and inclusive net zero transition, we believe it is crucial to recognise the transition challenges faced by different countries and companies. This also aligns with the Paris Agreement principle of 'common but differentiated responsibilities', which our Responsible Investment approach seeks to incorporate. We will continue to engage with the SBTi and monitor whether their methodology can be applied appropriately in our markets.

+ > *For more information on our participation in regional and global advocacy, please refer to the Harnessing thought leadership to shape the agenda section within our* Sustainability Report*.*

Climate-related metrics

We continually review the climate metrics we use to assess their suitability for our markets, considering factors like practicality of implementation, data availability and coverage.

To measure our exposure to climate-related risks, we use a combination of absolute emissions data and emissions intensity data. Absolute emissions allow us to quantify the overall carbon footprint of investments within our portfolio, while WACI data allows us to compare carbon footprints relative to the revenue generated by investments.

Measuring WACI enables us to compare emissions of investee companies on an equal basis as it corrects for size. It also allows us to assess improvements over time. WACI is useful as a proxy for transition risk within our in-scope Investment Portfolio, with a higher WACI within a sector usually indicating a gap in alignment with the goals of the Paris Agreement. We, however, do not set or derive sectoral decarbonisation targets and our overall targets were not set based on the sectors we invest in.

To assess our operational emissions, we measure the reduction in emissions intensity per full-time equivalent.

For our Scope 3 metrics, our disclosure is anchored in a materiality assessment where Category 15: Financed Emissions contribute more than 97 per cent of our total carbon emissions. We continue to disclose several operational metrics that have been complementary to Scope 1 and 2 monitoring (Category 3: Fuel and energy-related activities, Category 5: Waste Generated in Operations) and Category 6: Business Travel and are committed to expanding coverage in line with our sustainability strategy, striking a balance between the growing effort required to strengthen data quality and coverage of the carbon emissions within our value chain and the value of the information for our stakeholders. We will update the progress and our roadmap annually.

+ > *Further information on how the carbon footprint of our in-scope Investment Portfolio is calculated in line with industry best practice and standards is provided in the Carbon footprint section in the* Basis of Reporting*.*

Carbon emissions profile as at 31 December 2025


0.34%
0.27%
99.39%

- Scope 1 and 2
- Scope 3 – only including emissions associated with fuel- and energy-related activities, waste generated in operations and business travel, excluding category 15
- Scope 3 category 15 – only including emissions associated with investments

Carbon emissions profile as at 31 December 2025

Scope 1 and 2	**5,773***
Scope 3 – only including emissions associated with fuel- and energy-related activities, waste generated in operations and business travel, excluding category 15	**15,531**
Scope 3 category 15 – only including emissions associated with investments*	**5,931,879***

Managing climate-related risks and opportunities continued

Movement in metrics	2025	2024
Target-related metrics		
WACI (weighted average of tCO2e/$mil revenue)	**181**	179
Coverage for the WACI of the in-scope Investment portfolio	**81%**	80%
Engagement with the companies responsible for 65% of the absolute emissions in our in-scope Investment Portfolio	**Reviewed 100%**	**Reviewed 100%**
	Engaged 100%	**Engaged 100%**
Operational emissions intensity (tCO2e/FTE)	**0.38**	0.48
Our own operations		
Scope 1 (tCO2e)	**1,731***	1,562
Scope 2 – market-based (tCO2e)	**4,042***	5,773
Scope 2 – location-based (tCO2e)	**15,490***	16,967
Scope 3 (upstream activities)† (tCO2e)	**15,531**	17,295
Category 1: Purchased Goods and Services^	**31**	34
Category 3: Energy	**4,614**	4,147
Category 5: Waste	**157**	154
Category 6: Business travel	**10,729**	12,959
Our financed emissions		
Scope 3: Downstream activities (financed emissions) (tCO2e) ǂ	**5,931,879***	5,431,950

* Within the scope of EY assurance – for further information, see the Basis of Reporting.
† Includes Scope 3 categories: 3 (fuel- and energy-related activities, 5 (waste generated in operations) and 6 (business travel).
^ Category 1 data currently only contains water consumption data from our local businesses.
ǂ Reflecting the absolute emissions of the assets in the WACI calculation where the underlying data is available as detailed in the Basis of Reporting.

Reference tables

Hong Kong Stock Exchange requirements

<table>
<tr><th>HKEX KPI requirement</th><th>Indicator</th><th>Disclosure</th></tr>
<tr><td colspan="3">Environmental</td></tr>
<tr><td>Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste</td><td>A1</td><td>Our Sustainability Policy applies to our operational properties worldwide, guiding our approach to managing the direct impacts of our businesses. The policy details our approach to understanding and managing the Group's direct environmental impact, including measurement, monitoring, review, and reporting of our environmental performance.

In 2025, there were no confirmed instances of non-compliance in relation to such laws and regulations that would have a significant impact on the Group.</td></tr>
<tr><td>The types of emissions and respective emissions data Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity</td><td>A1.1 & A1.2</td><td>Prudential provides full reporting for Scope 1 and 2 emissions and selected Scope 3 reporting. More information is provided in Climate-related metrics section on pages 126-128.
<table>
<tr><th></th><th>2025</th><th>2024</th><th>2023</th></tr>
<tr><td>Direct Scope 1 emissions (tCO2e)</td><td>1,731</td><td>1,562</td><td>2,108</td></tr>
<tr><td>Direct Scope 1 emissions (tCO2e/FTE)</td><td>0.11</td><td>0.1</td><td>0.14</td></tr>
<tr><td>Direct Scope 1 emissions (kgCO2e/m2)</td><td>5.56</td><td>4.67</td><td>6.33</td></tr>
<tr><td>Direct Scope 2 (market-based) emissions (tCO2e)</td><td>4,042</td><td>5,773</td><td>12,318</td></tr>
<tr><td>Direct Scope 2 (market-based) emissions (tCO2e/FTE)</td><td>0.26</td><td>0.38</td><td>0.81</td></tr>
<tr><td>Direct Scope 2 (market-based) emissions (kgCO2e / m2)</td><td>12.98</td><td>17.27</td><td>36.97</td></tr>
</table></td></tr>
<tr><td>Total hazardous waste produced (in tonnes) and, where appropriate, intensity</td><td>A1.3</td><td>As a life insurer, the production of hazardous waste is not applicable to our operations.</td></tr>
<tr><td>Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity</td><td>A1.4</td><td>
<table>
<tr><th></th><th>2025</th><th>2024</th><th>2023</th></tr>
<tr><td>Total non-hazardous waste produced (tonnes)</td><td>449</td><td>385</td><td>379</td></tr>
<tr><td>Total non-hazardous waste produced (tonnes/FTE)</td><td>0.03</td><td>0.03</td><td>0.02</td></tr>
</table>
Waste associated with our operations includes office waste and limited food waste from canteens. As we occupy leased assets and smaller offices, waste is commonly controlled by the landlord or the municipal government via direct roadside collection. It is therefore not always possible to obtain waste data. We continue to work with our landlords in all the areas in which we operate to enhance the coverage of our reporting.

During 2025, the scope of reporting of waste data cover 83% of our occupied floor area. Our produced waste went up during the year due to relocating the offices of our major Singapore entity.</td></tr>
<tr><td>Description of emissions target(s) set and steps taken to achieve them</td><td>A1.5</td><td>We have set a target to become carbon neutral across our Scope 1 and 2 (market-based) emissions by the end of 2030. We aim to deliver a 25% reduction per full-time equivalent (FTE) in our operational emissions from a 2016 baseline, then abate the remaining emissions via carbon-offsetting initiatives. To date, the steps we have taken are:

– Carrying out site assessments for the highest-consuming assets in our portfolio to identify measures to reduce our carbon intensity.

– Issuing our local businesses with tailored environmental roadmaps, which are updated on an annual basis and detail existing Scope 1 and 2 emissions, 2030 targets, and actions required to meet these goals.

– Actively examining how we can procure renewable power for our office operations for certain markets.</td></tr>
</table>

Hong Kong Stock Exchange requirements continued

HKEX KPI requirement	Indicator	Disclosure
Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them	A1.6	Non-hazardous waste is sorted in our offices and where possible recycled. The waste generated by our operations is managed by the landlord of the premises we occupy and therefore we are restricted in materials we can recycle by their operations. The waste we produce is not material to the overall environmental impact of our operations and as such, we do not currently have any targets in place to reduce the waste associated with our operations. We continue to encourage waste reduction across our operations, and we have implemented initiatives such as providing staff with reusable cups and lunchboxes to reduce consumption of single-use plastic. As a life insurer the production of hazardous waste is not applicable to our operations.
Policies on the efficient use of resources, including energy, water and other raw materials	A2	Our Sustainability Policy applies to our operational properties worldwide, guiding our approach to managing the direct impacts of our businesses. The policy details our approach to understanding and managing the Group's direct environmental impact, including measurement, monitoring, review, and reporting of our environmental performance.
Direct and/or indirect energy consumption by type in total (kWh in '000s) and intensity	A2.1	See table below. More information is available in the SECR report on page 150.

	2025	2024	2023
Total Energy Consumption (kWh)	**34,283,713**	36,229,279	41,985,325
Total Energy Consumption (kWh/FTE)	**2,243.60**	2,362.37	2,750.73

HKEX KPI requirement	Indicator	Disclosure
Water consumption in total and intensity	A2.2	We are not currently able to report the water consumption of all our assets as some sites do not have water submetering or water is charged as part of the service charge. During 2025, the scope of reporting water data cover 63% of our occupied floor area.

	2025	2024	2023
Total water withdrawal (m3)	**86,551**	97,902	138,960
Total water withdrawal (m3/m2)	**0.28**	0.29	0.42

HKEX KPI requirement	Indicator	Disclosure
Description of energy use efficiency target(s) set and steps taken to achieve them	A2.3	We do not have explicit energy efficiency targets in place. However, 70 per cent of our Scope 1 and 2 carbon emissions are from the use of electricity. Thus, to achieve our carbon reduction targets, the implementation of energy efficiency measures is key. We have carried out site assessments across our asset portfolio and identified measures to reduce our impact. We have in turn developed roadmaps for our businesses with measures to implement to generate energy savings. We will continue to carry out these assessments and identify savings opportunities to reduce our energy consumption.
Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them	A2.4	As a life insurer with office-based operations, water consumption and water efficiency are not material to our business. Currently, we do not have any targets in place to reduce the water used in our operations.
Total packaging materials used for finished products (in tonnes) and, if applicable, with reference to per unit produced	A2.5	As a life insurer, the use of packaging materials is not applicable to our business.
Policies on minimising the issuer's significant impact on the environment and natural resources	A3	Our Sustainability Policy applies to our operational properties worldwide, guiding our approach to managing the direct impacts of our businesses. The policy details our approach to understanding and managing the Group's direct environmental impact, including measurement, monitoring, review, and reporting of our environmental performance.
Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them	A3.1	The most significant impact of our activities on the environment is through our investment portfolio. More information about how we are reducing the weighted average carbon intensity footprint of our investment portfolio is available in the Decarbonising our portfolio section on page 109.

Hong Kong Stock Exchange requirements continued

HKEX KPI requirement	Indicator	Disclosure
Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer	A4	More information is available in the Identifying climate-related risks section on page 116, and the Managing, monitoring and responding to climate-related risks section on page 117.
Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	A4.1	Different climate scenarios have different potential impacts on our businesses, strategy, and financial planning, as described in the Climate-related scenario analysis section on page 118. We have identified short-, medium- and long-term climate-related issues as described in the climate-related scenario analysis section on page 118. We have taken actions, including integrating our processes for identifying, assessing, and managing climate-related risks into our overall risk management, as described in the Assessing climate-related risks section on page 116 and Managing, monitoring, and responding to climate-related risks section on page 117. We also identified climate-related opportunities, as described in the Identifying climate-related risks section on page 125.
Social		
Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare	B1	Prudential's policies protect our employees by formalising its responsibilities and those of everyone in the organisation. More information on our Human Resources Policy can be found on page 148.
Total workforce by gender, employment type, age group and geographical region	B1.1	See tables below

Total workforce by gender	2025	2024	2023
Other^	**1.0**	17.0	3.0
Male	**6,417.9**	6,574.7	6,571.3
Female	**8,731.9**	8,863.8	8.713.2

Total workforce by employment type	2025	2024	2023
Full-time	**15,141.0**	15,445.0	15,250.1
Part-time	**9.8**	10.5	7.4

Total workforce by age group	2025	2024	2023
Other^	**4.0**	0.0	0.0
Below 30	**2,195.0**	2,492.5	2,698.0
30 – 50	**11,582.6**	11,691.3	11,428.8
Above 50	**1,369.2**	1,271.7	1,130.7

Total workforce by region	2025	2024	2023
Asia	**14,069.6**	14,043.4	13,933.7
Africa	**928.0**	1,241.0	1,202.0
Europe & USA	**153.2**	171.1	121.8

^includes workforce who prefer non-disclosure or gender neutral

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Hong Kong Stock Exchange requirements continued

HKEX KPI requirement	Indicator	Disclosure
Employee turnover rate by gender, age group and geographical region Note: These numbers are representative of the overall turnover, including sales population and involuntary exits. We also have a second category for total turnover excluding involuntary turnover. This can be found in the section in our Empowering our people section.	B1.2	See tables below

Employee turnover rate by gender	2025	2024	2023
Male	22 %	20 %	18 %
Female	21 %	19 %	16 %

Employee turnover rate by age group	2025	2024	2023
Below 30	30 %	29 %	27 %
30–50	19 %	17 %	14 %
Above 50	22 %	19 %	20 %

Employee turnover rate by region	2025	2024	2023
Asia	19 %	20 %	17 %
Europe and USA	24 %	25 %	18 %
Africa	43 %	14 %	11 %
Overall	21 %	19 %	17 %

HKEX KPI requirement	Indicator	Disclosure
Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards	B2	The Group Resilience Policy sets the governance framework for our local businesses to establish, implement and maintain comprehensive health and safety measures that are focused on the physical and mental health and wellbeing of our employees, contractors, visitors, and others who may be affected by our operations, to reduce risk levels to as low as is reasonably practicable. Our policy and operational standards are aligned with the global ISO 45001:2018 standards and include prescriptive minimum requirements for health and safety governance, legal requirements and programme framework.
Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	B2.1	There were no work-related fatalities in the reporting year (2024: nil; 2023: nil).
Lost days due to work injury.	B2.2	41 incidents resulting in 230 days lost to work-related injury.
Description of occupational health and safety measures adopted, and how they are implemented and monitored	B2.3	Occupational health and safety measures employ a framework and methodology based on ISO 45001 using predictive and reactive management tools that are centrally coordinated and locally executed. The measures are implemented and monitored using: – Defined policies, roles, responsibilities, and governance frameworks; – Legal registers to ensure compliance with relevant laws, regulations, rules, guidelines and codes issued by relevant regulators; and standards and codes issued by industry bodies where appropriate; – A comprehensive and sound risk management and internal control system to identify, quantify, prevent and reduce risk faced by our people and the business; – Incident reporting and investigation protocols; – Programmes for managing third-party risks in the procurement of equipment and provision of services; – Provision of appropriate information, instruction, and training; – Employee communication and consultation mechanisms; – Workplace welfare and wellbeing facilities and programmes; and – Mechanisms for monitoring, reviewing, reporting and improving performance.
Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities	B3	The Human Resources Policy outlines how we invest in the upskilling and development of our people in order to ensure the continued success of the organisation. For more information, see page 148. More information is available in the Empowering our people section on page 112.

Hong Kong Stock Exchange requirements continued

HKEX KPI requirement	Indicator	Disclosure

The percentage of employees trained by gender and employee category | B3.1

Percentage of employees trained by gender	2025	2024	2023
Other^	100 %	88 %	0%
Male	100 %	92 %	99 %
Female	100 %	94 %	99 %

Percentage of employees trained by employee category	2025	2024	2023
Rank & file	99 %	96 %	98 %
Middle level	99 %	88 %	99 %
Top level	99 %	77 %	99 %

^ Includes workforce who prefer non-disclosure or gender neutral

The average training hours completed per employee by gender and employee category

Note: The total training hours per employee is likely to far exceed this as the number of hours that employees take to complete their non-mandatory training courses are not wholly captured in our system. | B3.2

Average training hours completed per employee by gender	2025	2024	2023
Male	14.6 %	14.5 %	14.8 %
Female	14.8 %	16.5 %	14.1 %
Other^	3.7 %	3.7 %	N/A

Average training hours completed per employee by employee category	2025	2024	2023
Top level	11.0	13.9	16.7
Middle level	17.9	15.8	15.3
Rank & file	13.4	15.6	13.9

^ Includes workforce who prefer non-disclosure or gender neutral

Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour | B4

We are committed to ensuring that slavery, human trafficking, child labour or any other abuse of human rights has no place in our organisation or supply chain.

The nature of our business means that main risk would be in our supply chain. More information is available in the Good governance and responsible business practices section on page 113, and in the Responsible procurement practices and Combating modern slavery sections of the Sustainability Report on pages 32 and 50.

Description of measures to review employment practices to avoid child and forced labour

Description of steps taken to eliminate such practices when discovered | B4.1, B4.2

We believe in supporting human rights and acting responsibly and with integrity in everything we do. These are also reflected within our Group Code of Conduct, which sets out the Group's values and expected standards of behaviour for all employees, and in our Group Third-Party Supply and Outsourcing Policy, which describes how we work with suppliers.

The nature of our business means that main risk would be in our supply chain. More information is available in the Good governance and responsible business practices section on page 112, and in Responsible procurement practices and Combating modern slavery sections of the Sustainability Report on pages 32 and 50.

Policies on managing environmental and social risks of the supply chain | B5

Our Group Code of Conduct outlines the values and standards that are required by each of our suppliers. Our Group Third-Party Supply and Outsourcing Policy is core to our supply chain governance and our responsible supplier guidelines cover a range of ESG topics. More information is available in the Responsible procurement practices section of the Sustainability Report on page 32.

Number of suppliers by geographical region | B5.1

	2025#	2024
Asia	5,558	6,537
Africa	821	1,177
Europe & US	218	141
Group	6,589†	7,569

12 months of data as of 1 January 2025 and 31 December 2025.

† Group amount represents the number of unique suppliers across the Group, it does not equate to the sum of suppliers from Asia, Africa, and Europe/US in 2025, as they represent the number of unique suppliers per region.

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Hong Kong Stock Exchange requirements continued

HKEX KPI requirement	Indicator	Disclosure
Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored	B5.2	In 2025, the Group's third-party risk assessment platform, Coupa Risk Assess, continued to strengthen our visibility of third-party risks such as information and technology security concerns, data privacy, anti-bribery and corruption and business continuity and resiliency risks. Through this system, we also issue due diligence questionnaires aligned to the principles of the responsible supplier guidelines. More information is available in the Responsible procurement practices section of the Sustainability Report on page 32.
Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored	B5.3	More information is available in the Responsible procurement practices and Combating modern slavery sections of the Sustainability Report on pages 32 and 50.
Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored	B5.4	In line with the Group Third-Party Supply and Outsourcing Policy, we have introduced responsible supplier guidelines. Our responsible supplier guidelines cover a range of ESG topics. More information is available in the Responsible procurement practices section of the Sustainability Report on page 32.
Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress	B6	Our Group Customer Conduct Risk Policy includes our Customer Conduct principles and sets out the core values and standards that the Group expects all employees and persons acting on behalf of it to observe. More information is available in the Meeting the changing needs of our customers section on page 112. Our Group Data Policy defines how we should manage data throughout its life cycle and employ the technology best suited for the business use cases. More information is available on page 149. Our Group Information Security and Privacy Policy governs the protection of data and complies with the General Data Protection Regulation. More information is available on page 149.
Percentage of total products sold or shipped subject to recalls for safety and health reasons	B6.1	As a life insurer, this is not applicable to our business.
Number of products and service-related complaints received and how they are dealt with	B6.2	17,994 (2024: 19,492) In 2025, complaints per 1,000 policies maintained at 1 (2024: 1 complaint per 1,000 policies in force). More information on how we deal with customer complaints is available on page 49 of the Sustainability Report.
Description of practices relating to observing and protecting intellectual property rights	B6.3	Prudential's brands, being the Prudential and Eastspring names and the Face of Prudence, are considered as our intellectual property. These are protected by a comprehensive process to maintain registered trademarks in the brand across all of the markets in which we operate. This is supported by a brand Co-existence Agreement with Prudential Financial and M&G plc. Where we see infringements of our brand, we take active steps to enforce our rights against third parties.
Description of quality assurance process and recall procedures	B6.4	A description of our quality assurance procedures, including our approach to responsible product development, is available in the Meeting the changing needs of our customers section of the Sustainability Report on page 48. As a life insurer, product recall procedures are not relevant to our business.
Description of consumer data protection and privacy policies, and how they are implemented and monitored	B6.5	Our Group Data Policy defines how we should manage data throughout its life cycle and employ the technology best suited for the business use cases. More information is available on page 149. Our Group Information Security and Privacy Policy supports our resilient information security programme across the organisation and our commitment to protecting the data entrusted to us by customers. It also governs the protection of data and complies with the General Data Protection Regulation. More information is available on page 149.

Hong Kong Stock Exchange requirements continued

HKEX KPI requirement	Indicator	Disclosure
Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering	B7	More information on the following policies is available on page 149: – Group Financial Crime Risk Policy – Anti-Money Laundering and Sanctions Policy – Group Speak Out and Investigations Policy In 2025, there were no confirmed instances of non-compliance in relation to such laws and regulations that would have a significant impact on the Group.
Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases	B7.1	Nil (2024: nil)
Description of preventive measures and whistleblowing procedures, and how they are implemented and monitored	B7.2	More information is available in the Whistleblowing section of the Sustainability Report on page 51.
Description of anti-corruption training provided to directors and staff	B7.3	We provide training to our staff to ensure that they are familiar with international standards and best practice, as well as to equip them to implement our policies in their respective markets. Training completion levels are monitored throughout the year.
Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests	B8	Prudence Foundation ensures that its investments and activities align with the Group's values by adhering to the Sustainability Policy. This policy covers how we are committed to working with the communities in which we operate as active and supportive members. It also outlines our strategy for investing in the community and how we make investments and report against them. It is our policy to refrain from making political or religious donations, and we do not contribute to political parties or incur political expenditure, as defined by the United Kingdom Political Parties, Elections and Referendums Act 2000. We follow the Corporate Social Responsibility and Sponsorship Anti-bribery and Corruption guidelines to ensure that its programmes and activities are not exploited for sales opportunities.
Focus areas of contribution	B8.1	See tables below.
Resources contributed to the focus area	B8.2	Over the course of 2025, Prudential invested a total of $16.1 million (2024: $12.5 million) in community programmes through the Prudence Foundation – our community investment arm – and other community programmes led by our local markets. It showed our continued commitment to bringing our sustainability goals to life with action and investment in the communities we operate in. More information is available in the Building resilient communities section in the Sustainability Report on page 21.

B8.1 – Focus areas of contribution:

Total Cash contribution by area of focus %	**2025**	2024	2023
Education	**42 %**	48 %	57 %
Social and welfare	**36 %**	36 %	30 %
Environment	**1 %**	2 %	2 %
Cultural	**0 %**	0 %	0 %
Other	**3 %**	5 %	4 %
Emergency relief	**17 %**	4 %	3 %
Health	**1 %**	5 %	4 %
Economic development	**0 %**	1 %	0 %
Payroll giving	**0 %**	0 %#	0 %#

While each rounds to 0 % on an individual line basis, the sum of environment, cultural, and payroll giving contributes to 1 % in total.

Total Cash contribution by region %	**2025**	2024	2023
Asia	**99 %**	95 %	95 %
United Kingdom	**0 %**	0 %	0 %
Africa	**1 %**	5 %	5 %

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SASB Insurance Standard

SASB topic	Accounting metric	Code	Disclosure
Transparent Information and Fair Advice for Customers	Total amount of monetary losses as a result of legal proceedings associated with marketing and communication of insurance product-related information to new and returning customers	FN-IN-270a.1	$0m (2024: $0m)
	Complaints-to-claims ratio	FN-IN-270a.2	Total number of complaints received/total claims raised x 1,000 =6 (2024: 7) Prudential believes that this metric is less applicable to the life insurance sector, and that a more appropriate metric is the number of complaints per 1,000 policies in force, which has improved to 1 (2024: 1 complaints per 1,000 policies in force).
	Customer retention rate	FN-IN-270a.3	88% (2024: 87%)
	Description of approach to informing customers about products	FN-IN-270a.4	More information on the way we communicate with customers and our approach to responsible marketing is available in the Meeting the changing needs of our customers section of the Sustainability Report on page 48.
Policies Designed to Incentivise Responsible Behaviour	Description of approach to incorporation of environmental, social, and governance (ESG) factors in investment management processes and strategies	FN-IN-410a.2	We integrate ESG factors into all our investment decisions. This complements the traditional financial analysis we conduct, in order to better manage risk and generate sustainable long-term returns for our customers. ESG integration applies to the entire investment process, and all relevant Group investment teams are expected to demonstrate how ESG considerations are embedded into investment decisions. This includes our asset manager Eastspring Investments, whose Responsible Investment Policy contains more detail on how it aligns with that of Prudential Group, while also allowing flexibility for the investment strategies of third-party clients (ie non-Prudential clients).
	Net premiums written related to energy efficiency and low-carbon technology	FN-IN-410b.1	As a life insurer, this metric is not applicable to our business.
	Discussion of products and/or product features that incentivise health, safety, and/or environmentally responsible actions and/or behaviours	FN-IN-410b.2	Our Health business focuses on medical treatment cover and reimbursement and other protection products such as life and critical illness policies. Our priorities include offering integrated health propositions to address customers' evolving healthcare needs. We continue working to strengthen our healthcare capabilities across underwriting, claims, provider management and health analytics.

SASB Insurance Standard continued

SASB Topic	Accounting metric	Code	Disclosure
Environmental Risk Exposure	Probable maximum loss (PML) of insured products from weather-related natural catastrophes	FN-IN-450a.1	As a life insurer, this metric is not applicable to our business.
	Total amount of monetary losses attributable to insurance payouts from (1) modelled natural catastrophes and (2) non-modelled natural catastrophes, by type of event and geographic segment (net and gross of reinsurance)	FN-IN-450a.2	As a life insurer, this metric is not applicable to our business.
	Description of approach to incorporation of environmental risks into (1) the underwriting process for individual contracts and (2) the management of firm-level risks and capital adequacy	FN-IN-450a.3	Our annual review process monitors potential climate-change impacts that may affect morbidity, mortality, and persistency levels across different regions. We then consider how these factors may impact our products. We also analyse the distribution of our customers across these various locations to assess their vulnerability to extreme climate events in order to improve our understanding of both our exposure, and that of our customers, to climate risks. As a life and health insurer, we recognise the potential for climate change and government policies to impact the assumptions underlying our underwriting liabilities. Currently, we believe there is insufficiency of and uncertainty in data that would allow us to reliably use these assumptions for the valuation of our underwriting liabilities. Thus, the Group's assumptions for our life and health insurance business currently do not include additional assumptions related to the impacts of climate change. We will continue to engage with our regular experience analysis, to engage with reinsurers and monitor relevant academic studies. If material changes occur, we will consider the financial impacts of climate-related risks on our insurance liabilities.
Systemic Risk Management	Exposure to derivative instruments by category: (1) total potential exposure to non-centrally cleared derivatives, (2) total fair value of acceptable collateral posted with the Central Clearinghouse, and (3) total potential exposure to centrally cleared derivatives	FN-IN-550a.1	(1) Total potential exposure to non-centrally cleared derivatives $50.917m (2) Total fair value of acceptable collateral posted with the Central Clearinghouse Nil (3) Total potential exposure to centrally cleared derivatives Nil
Activity Metric	Total fair value of securities lending collateral assets	FN-IN-550a.2	$28.9m
	Description of approach to managing capital and liquidity-related risks associated with systemic non-insurance activities	FN-IN-550a.3	A description of our approach is covered in the Risk section, under the discussion of the Group's principal risks on page 59.
	Number of policies in force, by segment: (1) property and casualty, (2) life, (3) assumed reinsurance	FN-IN-000.A	Total policies in force, all in life segment: 16,582,530 (2024: 17,318,800)

Managing climate-related risks and opportunities index

Item	Prudential Group response	Location
Governance		
HKEX Listing Rules Appendix C2, paragraph 19; TCFD 1(a-b), 3(a-b), 4(a)		
a. Describe the Board's oversight of climate-related risks and opportunities		
The processes and frequency by which the Board and committees are informed about climate-related issues	In line with both TCFD and S2, we outlined in located sections that the Board-level Sustainability Committee oversees sustainability strategy, including on environment and climate-related risks and opportunities, in collaboration with other Board-level committees and supported by management-level committees. Prudential treats climate risk as a thematic cross-cutting risk type, with the potential to impact or amplify multiple existing risks that we manage. For S2, we additionally clarified that Prudential plc's Board includes members with diverse expertise including sustainability, risk management, finance and regulatory compliance and the training Board members received in 2025; as well as the multi-disciplinary approach applied in our Group governance manual and committee structures.	Sustainability governance on page 115 Identifying climate-related risks on page 116 Risk governance on page 56
How the Board and committees incorporate climate-related issues into decision-making	In line with both TCFD and S2, we explained in located section that sustainability matters, including climate-related risks and opportunities, are overseen by the Board, which is responsible for determining overall strategy and prioritisation of key focus areas.	Sustainability governance on page 115
How the Board monitors and oversees progress against climate-related goals and targets	In line with both TCFD and S2, we outlined the frequency of meetings at the Board-level Sustainability Committee, and the topics discussed in the meeting agenda, which include Prudential's Climate Transition Plan, geopolitical-risks and impact on Sustainability and sustainability-linked remuneration, and progress against our climate targets.	Sustainability governance on page 115
b. Describe management's role in assessing and managing climate-related risks and opportunities		
Climate-related responsibilities and accountability	In line with both TCFD and S2, we outlined in the located sections the composition and responsibility of the Group Executive Sustainability Committee (GESC), which met 4 times in 2025 to discuss climate-related strategy. Furthermore, we explained the governance of the metrics related to sustainability and how they are integrated with the long-term incentive programme of Prudential.	Sustainability governance on page 115
Organisational structure	In line with both TCFD and S2, we outlined in the located section the climate-related organisational structure.	Management oversight on page 115 Sustainability governance organisation chart on page 103
How management is informed about and monitors climate-related issues	In line with both TCFD and S2, we outlined in located section the management and monitoring of sustainability via a multi-disciplinary approach with reliance on the Group Governance Manual. Our enterprise risk management process, which is how management is informed on climate related matters, is described in the Risk governance section of the Annual Report.	Management oversight on page 115 Identifying climate-related risks on page 116 Risk governance on page 56

Managing climate-related risks and opportunities continued

Item	Prudential Group response	Location
Strategy		
HKEX Listing Rules Appendix C2, paragraphs 20-26; TCFD 2(a-c), 4(a)		
a. Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term		
Definition of short-, medium-, and long-term time horizons	In line with both TCFD and S2, we have defined the relevant short-, medium-, and long-term time horizons in the located section.	Assessing climate-related risks on page 116
Climate-related issues potentially arising in each time horizon	In line with TCFD and S2, we have identified the specific climate-related issues that could impact cash flow and access to finance or cost of capital potentially arising in short-, medium- and long-term time horizons, and whether this risk could be a physical or transition risk.	Assessing climate-related risks on page 116
Processes used to determine which risks and opportunities could have a material financial impact on the organisation	In line with TCFD and S2, we outlined the climate-related risks and opportunities that could have a material financial impact on our organisation, as described in the located sections.	Identifying climate-related risks on page 116 Assessing climate-related risks on page 116 Impact on assets on page 120 Impact on financial and strategic planning on page 121 Identifying and responding to climate-related opportunities on page 123
Description of risks and opportunities by sector and/or geography	In line with TCFD and S2, we have identified specific risks and opportunities to our investments, our operations (through the real-estate portfolio) and our insurance products in the located sections. We also detail any impacts this could have on our value chain, and the mitigation and adaptation actions we take to improve operational resilience.	Impacts on assets on page 120 Impact on operations on page 122 Impact on Insurance on page 122 Impact on financial and strategic planning on page 121 Impact on our operations on page 122

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Managing climate-related risks and opportunities index continued

Item	Prudential Group response	Location
Strategy		
b. Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy, and financial planning		
How identified climate-related issues have affected our business, strategy, and financial planning	In line with TCFD and S2, we considered the impact on the following in the located report sections: – Adaptation and mitigation activities; – Investment in research and development; – Operations; and – Access to capital. We did not have major strategic acquisitions or divestments during the year, nor did we find any items for which there is a high chance of a material adjustment within the next annual reporting period.	Impact of climate-related risks on our business on page 119 Impact of climate-related opportunities on page 125 Progress against our climate-related targets on page 127 Impact on access to capital on page 122
How climate-related issues serve as an input to our financial planning process	In line with TCFD and S2, climate-related issues serve as an input to our financial and strategic planning, as described in the Impact on financial and strategic planning section, while risks are prioritised using the processes described in The Group's principal risks and the Risk governance sections. For S2, we outline how our financial position is expected to change, as driven by changes in the value of assets, operations and insurance products, in the located sections. For assets, we describe our use of modelling tools to observe underlying drivers of potential short- and medium-term impacts to the investment portfolio, as related to transition and physical risks. For liabilities, the reasonable information relief is being utilised as there is shortage of reasonable and supportable information that is available at the reporting date without undue cost or effort.	Impact on financial and strategic planning on page 121 Current financial impacts on assets on page 120 The Group's principal risks on page 59 Risk governance on page 56 Impact of climate-related opportunities on page 125 Impact on assets on page 120 Impact on our operations on page 125 Impact on insurance liabilities on page 122
The impact of climate-related issues on financial performance	In line with TCFD and S2, we assess the potential impact of climate-related issues on our financial performance, as described in Impact of climate-related risks on our business across investments, operations and insurance. We also outline our annual review of strategy and financial planning process. These are part of usual business activities and consider stresses independent of climate change. Such results, combined with insights gained from climate-scenario testing, provide additional visibility on the potential impact of climate-related issues on financial performance. These are outlined in the Impact on financial and strategic planning section. For S2, the impact of climate change on Prudential's current financial position, financial performance and cash flows for the reporting period, is outlined for assets, operations and in the Current financial effects section.	Impact of climate-related risks on our business on page 119 Impact on financial and strategic planning on page 121 Current financial effects on page 119
Our plans for transitioning to a low-carbon economy	In line with TCFD and S2, we have made GHG emissions reduction commitments and have outlined our potential ways of achieving these goals, as described in the located section and in our Climate Transition Plan.	Progress against our climate-related targets on page 127 Climate Transition Plan
How climate-related risks and opportunities are factored into relevant investment strategies	In line with TCFD and S2, we outline the usage of strategic asset allocation process to factor in climate-related risks and opportunities, as described in the Impact on strategic asset allocation section. We pursue these opportunities through our responsible investment approach, as described in our Group Responsible Investment Policy.	Impact on strategic asset allocation on page 65 Group Responsible Investment Policy

Managing climate-related risks and opportunities index continued

Item	Prudential Group response	Location
Strategy		
c. Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario		
Guidance for all sectors		
How our strategy is resilient to climate-related risks and opportunities	In line with TCFD and S2, we outline our assessment of the resilience of our strategy and financial plan against four different climate scenarios and have confidence that they remain viable, as described in the Impact on our businesses, strategy and financial planning section. The assessment considered scenarios both 2°C or lower and with increased physical climate-related risks, as described in the Climate-related scenario analysis section.	Impact on financial and strategic planning on page 121 Climate-related scenario analysis on page 118
How our strategy will be affected by climate-related risks and opportunities	In line with TCFD and S2, we recognise that our business purpose and strategy allows us to generate climate-related opportunities (including our investments and products and services) for the Group, as described in the sections located. We also identify climate-related risks that affect our strategy, as described in the sections identified.	Impact of climate-related opportunities on page 125 Identifying climate-related risks on page 116 Managing, monitoring and responding to climate-related risks on page 117 Impacts on assets on page 120 Impact on operations on page 122 Impact on Insurance on page 122
How our strategy might change to address potential risks and opportunities	We recognise that our business purpose and strategy allows us to generate climate-related opportunities (including our investments and products and services) for the Group, as described in the Identifying and responding to climate-related opportunities section. Our strategy may also be impacted by climate-related risks, as described in Identifying and assessing climate-related risks section, and we assess and manage these risks, as described in the Managing, monitoring and responding to climate-related risks section.	Identifying and responding to climate-related opportunities on page 123 Identifying climate-related risks on page 116 Managing, monitoring and responding to climate-related risks on page 117
A description of the climate-related scenarios used	We use climate-related scenarios, including below 2°C scenarios, as described in the Climate-related scenario analysis section. We identified the related time horizons, as set out in the Assessing climate-related risks section.	Climate-related scenario analysis on page 118 Assessing climate-related risks on page 116
A description of how climate-related scenarios are used, such as to inform investments in specific assets	In line with TCFD and S2, we outline our strategic asset allocation process to inform investments in specific assets, as described in the Impact on strategic asset allocation section. The climate-related scenarios we use in the strategic asset allocation process are described in the Climate-related scenario analysis section. We pursue these opportunities through our responsible investment approach, as described in our Group Responsible Investment Policy.	Impact on strategic asset allocation on page 121 Climate-related scenario analysis on page 118 Group Responsible Investment Policy

Reference tables continued

Managing climate-related risks and opportunities index continued

Item	Prudential Group response	Location
Risk management		
HKEX Listing Rules Appendix C2, paragraphs 27; TCFD 3(a-c)		
a. Describe the organisation's processes for identifying and assessing climate-related risks		
Risk management processes for identifying and assessing climate-related risks	In line with TCFD and S2, we outlined in located section that we have established enterprise risk management processes in place for determining the relative significance of climate-related risks in relation to other risks, as described in the 'The Group's principal risks and Risk governance sections. For S2, we additionally clarified in section 'Climate-related scenario analysis' the various tools and data assumptions utilised in forward-looking assessment of climate risks on different parts of the Company's portfolio and how they are based on decarbonisation pathways.	Assessing climate-related risks on page 116 Managing, monitoring and responding to climate-related risks on page 117 The Group's principal risks on page 59 Risk governance on page 56 Climate-related scenario analysis on page 118
Whether and how the issuer uses climate-related scenario analysis to inform its identification of climate-related risks and opportunities (S2)	For S2, we have provided additional details of the selected scenario methodologies appropriate to the size, nature and complexity of our organisation and how the tools applied to both the Investment and Operational portfolios utilise aligned scenarios from both the Network for Greening the Financial System (NGFS), as well as United Nations Intergovernmental Panel on Climate Change (IPCC).	Climate-related scenario analysis on page 118 Managing, monitoring and responding to climate-related risks on page 117
Existing and emerging regulatory requirements related to climate change	In line with both TCFD and S2, we consider existing and emerging regulatory requirements related to climate change, as described in located sections.	Assessing climate-related risks on page 116 Managing, monitoring and responding to climate-related risks on page 117
Processes for assessing the likelihood, magnitude and scope of identified climate-related risks and opportunities and whether the company has changed the processes used compared to prior reporting period	For both TCFD and S2, we have outlined processes for assessing the size and scope of climate-related risks, as described in the located sections. For S2, additional disclosures around opportunities (related to Financing the Transition, and our insurance products) are outlined in our Impact on assets, and Identifying and responding to climate-related opportunities sections. See Risk governance section in the Annual Report and Accounts for general discussion of risk review processes and systems at Group level.	Managing, monitoring and responding to climate-related risks on page 117 Impact on assets on page 125 Identifying and responding to climate-related opportunities on page 123 Risk governance on page 56
Engagement activity with investee companies	We have adopted an active and impactful approach to asset ownership, which emphasises direct and constructive dialogue with investee companies on sustainability and governance issues, as described in the Responsible investment section.	Responsible investment on page 110
b. Describe the organisation's processes for managing climate-related risks		
Managing climate-related risks	We have processes for managing and prioritising climate-related risks, as described in the Assessing climate-related risks section, and the Managing and responding to climate-related risks section. These are also described in the The Group's principal risks and Risk governance sections in the Annual Report and Accounts.	Assessing climate-related risks on page 116 Managing, monitoring and responding to climate-related risks on page 117 The Group's principal risks on page 59 Risk governance on page 56
Positioning of our total portfolio with respect to the transition to a low-carbon energy supply, production, and use	We have implemented decarbonisation targets to prepare the portfolio for the transition to a low-carbon economy, as described in the Progress against our climate-related targets section. We have developed our responsible investment policy, including our six implementation strategies, to actively manage our portfolio's positioning, as described in the Group Responsible Investment Policy.	Progress against our climate-related targets' on page 127 Group Responsible Investment Policy

Managing climate-related risks and opportunities index continued

Item	Prudential Group response	Location
Risk management		
c. Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation's overall risk management		
Integrating climate-related risks into our overall risk management	We identify, assess and manage climate-related risks, as described in the 'Assessing climate-related risks' section, and the Managing and responding to climate-related risks section. These risks are integrated into our risk management framework, as described in the System of governance and Risk governance sections.	Assessing climate-related risks on page 116 Managing and responding to climate-related risks on page 63 System of governance on page 56 The risk management cycle on page 58
Metrics and targets		
HKEX Listing Rules Appendix C2, paragraphs 28-41; TCFD 2(a-c), 4(a-c)		
a. Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process		
Key metrics used to measure and manage climate-related risks and opportunities	We use a suite of key metrics to measure and manage climate-related risks and opportunities, as described in the Climate-related metrics section, including absolute and intensity metrics. The following metrics are provided: – Absolute Scope 1, Scope 2, Scope 3 in the Climate-related metrics section; – Proportion of executive management remuneration linked to climate considerations in the Directors' remuneration report. We describe the following qualitatively: – Amount and extent of assets or business activities vulnerable to transition and physical risks in the Impact on assets section and Impact on our operations sections – Proportion of revenue, assets, or other business activities aligned with climate-related opportunities in the Identifying climate-related opportunities section; and – Amount of capital expenditure, financing, or investment deployed toward climate-related risks and opportunities in the Impact of climate-related opportunities section	Progress against our climate-related targets on page 127 Climate-related metrics on pages 128-129 Directors' remuneration report on page 208 Impacts on assets on page 120 Impact on our operations on page 122 Identifying climate-related opportunities on page 125 Impact of climate-related opportunities on page 125
Metrics on climate-related risks associated with water, energy, and waste management	We provide, where relevant and applicable, metrics on climate-related risks associated with water, energy, and waste management in the Hong Kong Stock Exchange requirements section.	Hong Kong Stock Exchange requirements on page 134
How performance metrics are incorporated into remuneration policies	We incorporate climate-related performance metrics, as described in the Directors' remuneration report section.	Directors' remuneration report on page 208
The internal carbon prices we use as well as climate-related opportunity metrics	We use carbon prices in our scenario testing, as described in the Carbon prices used in scenario testing section.	Carbon prices used in scenario testing on page 119

Reference tables continued

Managing climate-related risks and opportunities index continued

Item	Prudential Group response	Location
Metrics used to assess climate-related risks and opportunities	We provide the metrics used to assess climate-related risks in the Climate-related metrics section. We discuss qualitatively the climate-related risk management process in the Assessing climate-related risks section, and the Managing, monitoring and responding to climate-related risks section, as well as opportunities from products and services designed for a lower-carbon economy in the Identifying and responding to climate-related opportunities section.	Progress against our climate-related targets on page 127 Climate-related metrics on pages 128-129 Assessing climate-related risks on page 116 Managing, monitoring and responding to climate-related risks on page 117 Identifying and responding to climate-related opportunities on page 123
Metrics for historical periods	We provide historical metrics in the Progress against our climate-related targets section and the Climate-related metrics section, so as to allow for trend analysis.	Progress against our climate-related targets on page 127 Climate-related metrics on pages 128-129
Forward-looking metrics	We qualitatively discuss forward-looking metrics in the Forward-looking metrics section.	Forward-looking metrics on page 128
Methodologies used to calculate or estimate climate-related metrics	We describe the methodologies used to calculate our climate-related metrics in our Basis of Reporting, so as to provide a single consistent description of the methodologies.	Basis of Reporting
Our Scope 1 and Scope 2 GHG emissions and appropriate Scope 3 GHG emissions	We provide our Scope 1, Scope 2 and relevant Scope 3 GHG emissions in the Climate-related metrics section.	Climate-related metrics on pages 128-129
Metrics used to assess climate-related risks and opportunities in each fund or investment strategy	Weighted average carbon intensity (WACI) is useful as a proxy for transition risk within our investment portfolio, as a higher WACI usually indicates a gap in alignment with the goals of the Paris Agreement. Measuring WACI enables us to compare the intensity of emissions for different portfolios and assess improvements over time. More information can be found in the Climate-related metrics section.	Climate-related metrics on pages 128-129
Metrics considered in investment decisions and monitoring	We use a suite of key metrics to assess climate-related risks and opportunities as well as for investment decisions and monitoring, as described in the Climate-related metrics section, where we also provide information on how these metrics have changed over time.	Climate-related metrics on pages 128-129
Description of the extent to which assets we own and our funds and investment strategies, where relevant, are aligned with a well below 2°C scenario	We qualitatively describe implied temperature rise, which can be used to describe the extent to which assets, funds and investment strategies are aligned with a well below 2°C scenario, in the 'Climate-related metrics' section.	Forward-looking metrics on page 128
Indication of which asset classes are included	The asset classes included are detailed in our Basis of Reporting.	Basis of Reporting

Managing climate-related risks and opportunities index continued

Item	Prudential Group response	Location
Metrics and targets		
b. Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks		
How we calculate our Scope 1, Scope 2 and Scope 3 GHG emissions	We calculate our GHG emissions in line with the GHG Protocol methodology, as described in our Basis of Reporting, so as to provide a single consistent description of the methodologies. We provide our full breakdown of Scope 1, Scope 2 and relevant Scope 3 GHG emissions, including industry-specific efficiency ratios, in the Climate-related metrics section.	Climate-related metrics on pages 128-129 Basis of Reporting
Our historical GHG emissions and associated metrics, a description of the methodologies	We provide metrics for historical periods to allow for trend analysis in the Climate-related metrics section. We describe the methodologies used to calculate the metrics in our Basis of Reporting, so as to provide a single consistent referable description of the methodologies. We describe the trends associated with our performance as relevant for the reporting period.	Climate-related metrics on pages 128-129 Basis of Reporting
Disclosure of GHG emissions for assets we own and the weighted average carbon intensity (WACI)	We disclose the GHG emissions and WACI for our investment portfolio, as defined in our Basis of Reporting, in the Climate-related metrics section. The emissions are calculated in line with the PCAF Standard, as described in our Basis of Reporting, so as to provide a single consistent referable description of the methodologies.	Climate-related metrics on pages 128-129 Basis of Reporting
Other carbon footprinting metrics we believe are useful for decision-making	We qualitatively discuss other carbon footprinting metrics which we believe can be useful for decision-making, including forward-looking metrics, in the 'Climate-related metrics' section. See our separate Basis of Reporting document for how our greenhouse gas emissions and key environmental performance calculation methodologies account for relevant industry-based factors We do not set or derive sectoral decarbonisation targets, and our targets were not set based on the sectors we invest in. We are currently assessing market integrity frameworks and verification schemes to ensure any future use of credits aligns with international best practice. As this work is ongoing, we are unable to provide details on verification schemes, credit types, or permanence assumptions at this stage and will outline our work plan for developing these capabilities in subsequent reporting periods.	Climate-related metrics on pages 128-129
c. Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets		
Key climate-related targets	We have set key climate-related targets to assess our progress made. These goals are informed by the latest international commitment and agreement on climate change. See our separate Basis of Reporting document for more details on our greenhouse gas emissions reduction targets and key environmental performance calculation methodologies, including objectives, baseline year and timeframe, reporting scope, absolute or intensity-based, etc.	Targets and progress on pages 101-102 Progress against our climate-related targets on page 127 Climate-related targets on pages 128-129
Interim targets	We disclose our interim targets in aggregate in the Targets and progress section, Progress against our climate-related targets section, and climate-related metrics section. These also include the associated medium-term and long-term targets.	Targets and progress on pages 101-102 Progress against our climate-related targets on page 127 Climate-related targets on pages 128-129
Description of the methodologies used to calculate targets and measures	We describe the methodologies used to calculate targets and measures in our Basis of Reporting, so as to provide a single consistent referable description of the methodologies. We also disclose information on our approach in setting, reviewing, and monitoring progress against each target. The WACI emissions reduction target we have set is aligned with industry standards and best practice, through the Net Zero Asset Owners Alliance (NZAOA). We do not have any revisions against our greenhouse gas emissions reduction targets to report.	Climate-related metrics on pages 128-129 Basis of Reporting

Reference tables continued

Managing climate-related risks and opportunities index continued

Item	Prudential Group response	Location
Climate-related transition risks - HKEX Listing Rules Appendix C2, paragraph 30		
Description of the amount and percentage of assets or business activities vulnerable to climate-related transition risks	In line with S2, we disclose that our financial position is largely driven by the market value of our investments offset by the IFRS 17 valuation of our insurance liabilities. In assessing the impact of climate change, we have therefore focused on the impact to assets in our in-scope Investment Portfolio. We also have assessed the potential effects of climate-related risks on our financial performance, position and cashflows but certain effects from climate-related health risks cannot be identified with reasonable certainty due to data limitations and emerging methodologies, Similarly, while we disclose the overall impact from climate scenario analysis for investments and operations, current limitations in the underlying modelling approach indicate that further analysis is needed before additional quantification can be provided. For these, we have provided qualitative disclosures and outlined our roadmap for future enhancements. These include system upgrades, expanded data governance, and deeper engagement with our local businesses and regulators.	Impact to our assets on page 120 Scope, compliance and basis of preparation on page 114
Climate-related physical risks - HKEX Listing Rules Appendix C2, paragraph 31		
Description of the amount and percentage of assets or business activities vulnerable to climate-related physical risks	In line with S2, we disclose our completion of energy audits and assessments at 30 sites across our Asia Pacific portfolio and used this information to provide informed guidance to our local businesses on implementing appropriate energy conservation measures across the property portfolio. Whilst these energy saving measures will deliver some operational cost savings through energy efficiency, these are anticipated to be relatively immaterial compared to our overall operational costs. We will reassess this in the next reporting year and report any financial effects if material.	Current financial impacts on operations on page 120
Climate-related opportunities - HKEX Listing Rules Appendix C2, paragraph 32		
Description of the amount and percentage of assets or business activities aligned with climate-related opportunities	In line with S2, we disclose that we currently have $1.5 billion of our portfolio as Financing the Transition investments. We actively look for new investments that are aligned with our framework across locations and sectors as this is dependent on evolving market conditions. Through our assessment of business activities, we also found that increases in mortality and morbidity due to air quality may impact our liabilities and therefore result in higher claims incidence, particularly for morbidity and in the long term. We see opportunities to make an impact in the countries we currently insure which we have identified with high vulnerability to morbidity risk due to poor air quality. However, we are unable to quantify the effects of climate on morbidity and mortality risks on our Life & Health book, due to evolving methodologies and high levels of data measurement uncertainties today. We expect to develop a more comprehensive view of our select business activities aligned with climate-related opportunities – and any relevant anticipated financial effects – in due course.	Current financial impact on assets on page 120 Impact on insurance liabilities on page 122
Capital deployment - HKEX Listing Rules Appendix C2, paragraph 33		
Description of capital expenditure, financing or investment deployed towards climate-related risks and opportunities	In line with S2, we disclose that we currently have $1.5 billion of our portfolio as Financing the Transition investments. We actively look for new investments that are aligned with our framework across locations and sectors as this is dependent on evolving market conditions. Through our assessment of business activities, we also found that increases in mortality and morbidity due to air quality may impact our liabilities and therefore result in higher claims incidence, particularly for morbidity and in the long-term. We see opportunities to make an impact in the countries we currently insure which we have identified with high vulnerability to morbidity risk due to poor air quality. However, we are unable to quantify the effects of climate on morbidity and mortality risks on our Life & Health book, or the financial impact of climate risks on our Life & Health liabilities, due to evolving methodologies and high levels of data measurement uncertainties today.We expect to develop a more comprehensive view of our select business activities aligned with climate-related opportunities – and any relevant anticipated financial effects – in due course. Regarding our operations, we have partnered with relevant Prudential local life businesses to develop tailored decarbonisation plans, which balance immediate energy-saving measures with long-term carbon neutrality strategies.	Current financial impact on assets on page 120 Impact on insurance liabilities on page 122 Impact on our operations on page 122

Group-wide policies relating to our sustainability strategy

Sustainability pillars and priorities	Group Governance Manual	Policy Owner
Simple and accessible health and financial protection	To ensure we treat our customers fairly, management of conduct risks is key. Prudential mitigates conduct risk with robust controls, which are identified and assessed through the Group's conduct risk assessment, and regularly tested within its monitoring programmes. The Group Customer Conduct Risk Policy includes our Customer Conduct Principles, which set out the core values and standards that the Group expects all employees and persons acting on behalf of it to observe, and which further support our ESG strategy. These values and standards include specific requirements regarding customers. In particular, the Group has committed to the following principles: 1. Treat customers fairly, honestly and with integrity; 2. Provide and promote products and services that meet customer needs, are clearly explained and that deliver the right value; 3. Maintain the confidentiality of our customer information; 4. Provide and promote high standards of customer service; and 5. Act fairly and promptly to address customer complaints and any errors we find.	Chief Executive Officer
	Our Sustainability Policy encompasses community investment and environmental aspects. We are committed to being active and supportive members of the communities in which we operate, outlining our strategy for community investment and reporting.	Chief Sustainability Officer
Responsible investment	The Group Investment Policy and its underlying standards articulate how environmental, social and governance (ESG) considerations are integrated into investment activities and processes in a consistent and coherent way. They describe our approach to ensure voluntary external commitments and internal targets on responsible investment are met and to ensuring the different objectives of responsible investment are taken into consideration when making investment decisions in line with our fiduciary duties to our policyholders and shareholders.	Chief Investment Officer
Sustainable business	The Group Remuneration Policy outlines our effective approach to appropriately rewarding employees. It aligns incentives with business objectives and supports the recruitment, retention, and motivation of high-calibre employees, in accordance with our risk appetite and Group Reward Principles.	Chief Human Resources Officer

Reference tables continued

Group-wide policies relating to our sustainability strategy continued

Sustainability pillars and priorities	Group Governance Manual	Policy Owner
Sustainable business	The Group Human Resources Policy outlines several key topics including, diversity and inclusion, employee relations, learning, performance, recruitment, discrimination and harassment, and talent. As a responsible organisation, we are committed to fostering an inclusive workforce, ensuring fair treatment, and valuing diversity in gender, age, ethnicity, disability, sexual orientation, and background. We uphold a zero-tolerance stance on discrimination and harassment, encouraging reporting through various channels. Our recruitment processes are designed to be fair and unbiased, with clear principles for consistency and oversight. We aim to attract and select top talent for immediate and future success, ensuring a robust succession and talent pipeline supported by a mature performance management crucial for consistent development and strategic success. From an employee relations perspective, we focus on engaging and motivating our workforce, promoting positive relationships, and maintaining a good reputation. We also ensure continuous, high-quality learning opportunities for skill development to support the learning experience of staff.	Chief Human Resources Officer
	The Director's Remuneration Policy sets out the principles and requirements for determining the pay and benefits of the Executive Directors of the company. The policy aims to align the remuneration of the Executive Directors with the interests of shareholders, customers, and employees, as well as the strategic objectives and values of the company. The policy covers various aspects of fixed and variable pay, such as base salary, benefits, pension, annual bonus, and long-term incentives. The policy also defines the roles and responsibilities of the Remuneration Committee, the Board, and the shareholders in relation to remuneration governance and approval. The policy is reviewed periodically and submitted to shareholders for a binding vote at least every three years.	Chief Human Resources Officer
	The Group Sustainability Policy details our approach to understanding and managing the Group's direct environmental impact, including measurement, monitoring, review, and reporting of our environmental performance.	Chief Sustainability Officer
Good governance and responsible business practices	The Group Code of Conduct reflects the broad ethical principles to assist our team members on their decision-making. We recognise the importance of managing our business responsibly at all levels of the Company. The Code of Conduct and our policies and systems lay the foundation on which we set high standards across fundamental issues, including setting expectations for suppliers, upholding human rights, and supporting employee rights and wellbeing.	Chief Executive Officer
	The Group Risk Framework describes the Group's approach to risk management, and the key arrangements and standards for risk management and internal control that support the Group's compliance with Group-wide statutory and regulatory requirements.	Chief Risk and Compliance Officer
	The Group Fraud, Waste and Abuse Policy and the Group Anti-Bribery and Corruption Policy outline key topics including anti-bribery and corruption, counter fraud, and political donations. We are committed to upholding our values of reputation, ethical behaviour, and reliability by prohibiting corruption and bribery in our working practices. The policies support business units in developing effective fraud risk management frameworks that meet regulatory requirements and protect the interests of customers, shareholders, and employees. They aim to enhance fraud detection, prevention, and investigation activities, providing a consistent approach to tackling fraud and safeguarding the Group's reputation and resources. Additionally, the policies outline that we do not donate to political parties and provide direction on reporting requirements to ensure compliance.	Chief Risk and Compliance Officer
	The Group Third-Party Supply and Outsourcing Policy covers how we manage and oversee our third-party arrangements, through due diligence/selection criteria, contractual requirements, the ongoing monitoring of such relationships and reporting and escalation. Additionally, our policy considers the requirements of the UK Modern Slavery Act and the principles of the UN's Universal Declaration of Human Rights.	Chief Financial Officer

Group-wide policies relating to our sustainability strategy continued

Sustainability pillars and priorities	GGM policies	Policy owner
	The Group Anti-Money Laundering and Sanctions Policy outlines how we prohibit money laundering or terrorism financing in our working practices, setting out how we establish parameters to prevent this taking place across the organisation and the commitment we have to comply with sanctions, laws and regulations by screening, prohibiting or restricting business activity, and following up through investigation.	Chief Risk and Compliance Officer
Good governance and responsible business practices	The Group Speak Out and Investigations Policy establishes the system and controls for whistleblowing within the Group. It provides a confidential reporting channel for employees and stakeholders to raise concerns about unethical or illegal activities. The policy aims to foster a culture of openness, honesty, and accountability, ensuring compliance with local regulatory and statutory whistleblowing requirements. It also protects individuals from retaliation when they report genuine concerns through the Speak Out programme. Additionally, the policy sets out the process for conducting investigations in line with regulatory and legal obligations, while balancing the needs of a competitive commercial organisation. The principles outlined are designed to enhance commercial opportunities while minimising corporate risk.	Group General Counsel
	The Group Operational Resilience Policy outlines the principles and requirements for ensuring the security and resilience of the Group's people, assets, and operations. The policy covers various aspects of physical and travel security, health and safety, and business continuity management. The policy also defines the roles and responsibilities of different levels of governance and oversight within the Group, as well as the processes for reporting, investigating, and responding to incidents and crises. The policy aims to comply with relevant legal and regulatory obligations, as well as to meet the demands of a competitive commercial organisation.	Chief Technology and Operations Officer
	The Group Information Security and Privacy Policy support the business in delivering customer outcomes, business strategy, and meeting legal and regulatory requirements by maintaining a secure and adaptable environment. These policies ensure the confidentiality, integrity, and availability of information systems and IT assets, governing data protection in compliance with the General Data Protection Regulation. Our information security standards underpin a resilient information security programme across the organisation, reflecting our commitment to protecting the data entrusted to us by customers.	Chief Technology and Operations Officer
	The Group Data Policy is centred on the principle that data must be well governed and effectively managed through its life cycle. The policy provides a data, business, people and technology framework, which defines how we should manage data throughout its life cycle and employ the technology best suited for the business use cases.	Chief Technology and Operations Officer
	The Group Tax Policy includes our processes to manage tax-related risk, by identifying, measuring, controlling and reporting on issues considered an operational, reputational or regulatory risk.	Chief Financial Officer

Streamlined Energy and Carbon Reporting (SECR) report

Our 2025 energy consumption and GHG emissions are disclosed below in accordance with the SECR framework of the Companies Act 2006 (Strategic and Directors' reports). No energy reduction projects were undertaken in the UK portfolio during 2025. Information on energy-reduction initiatives across our Asian and African portfolio are included in the section on Managing our direct operational environmental impacts. More information on the methodologies used is available in the Basis of Reporting.

	2025		2024		2023	
	UK and offshore	Global (excluding UK and offshore)	UK and offshore	Global (excluding UK and offshore)	UK and offshore	Global (excluding UK and offshore)
Emissions from activities for which the company owns and controls, including combustion of fuel and operation facilities (Scope 1) tCO_2e	28	1,703	29	1,533	80	2,027
Emissions from purchase of electricity, heat, steam and cooling purchased for own use (Scope 2, location based) tCO_2e	53	15,437	67	16,901	119	18,215
Emissions from purchase of electricity, heat, steam and cooling purchased for own use (Scope 2, market-based) tCO_2e	7	4,035	7	5,766	26	12,292
Total gross Scope 1 and Scope 2 emissions (location-based) tCO_2e	81	17,140	95	18,434	199	20,242
Intensity ratio Scope 1 and Scope 2 (location-based): tCO_2e /m2	0.0118	0.0563	0.0126	0.0564	0.0263	0.0622
Intensity ratio Scope 1 and Scope 2 (location-based): tCO_2e /fte	1.0339	1.1275	0.6484	1.2136	1.888	1.3364
Energy consumption used to calculate above emissions: kWh (Scope 1)	150,914	7,224,247	155,927	6,674,692	438,640	9,701,578
Energy consumption used to calculate above emissions: kWh (Scope 2)	288,908	26,619,644	322,609	29,076,051	573,330	31,271,772

Non-financial and sustainability information statement

We recognise that to help our customers get the most out of life, we need to take a long-term view on a wide range of issues that affect our business and the communities in which we operate. To do this, we maintain a proactive dialogue with our stakeholders to ensure that we are managing these issues sustainably and delivering long-term value. Further information on our engagement with our stakeholders can be found in our Section 172 Statement above.

The Group's Strategic report, including the Sustainability report and the Section 172 Statement, includes information required by the non-financial reporting provisions contained in sections 414CA and 414CB of the Companies Act 2006. These reporting requirements are met in a number of sections of our Annual Report. The Group's consideration of materiality for non-financial and sustainability matters is set out on page 103. The table below illustrates where the relevant material is presented.

Reporting area	Addressed in section	Page reference
Environment		
Sustainability section	Responsible investment	*Page 109*
Sustainability section	Sustainable business	*Page 111*
Sustainability section	Managing climate-related risks and opportunities	*Pages 113 to 128*
Employees		
Sustainability section	Sustainable business	*Pages 110 to 111*
Human rights		
Sustainability section	Good governance and responsible business practices	*Page 112*
Anti-bribery and corruption		
Sustainability section	Good governance and responsible business practices	*Page 112*
Social matters		
Sustainability section	Simple and accessible health and financial protection	*Page 108*
Sustainability section	Sustainable business	*Page* 110
Non-financial KPIs		
Sustainability section	Targets and progress	*Pages 102 to 103*
Management of principal risks and uncertainties		
Risk review	Risk management	Pages 56 to 58
Risk review	The Group's principal risks	Pages 59 to 73
Business model		
Strategic and operating review	Business model	Pages 32 to 33

Strategic report approval by the Board of Directors

The Strategic report set out on pages 2 to 151 is approved by the Board of Directors

Signed on behalf of the Board of Directors



Anil Wadhwani
Chief Executive Officer

17 March 2026

Governance





Governance at a glance

Governance highlights

Succession planning

- Process to identify potential Chair successors, led by the Senior Independent Director (SID) and supported by the Nomination & Governance Committee, leading to announcement of appointment of Chair-Designate in January 2026.

Capital management

- Reviewed and refined capital allocation framework including commitment to recurring capital returns of $1.1 billion over 2026-2027; and
- Considered and approved the IPO of ICICI Prudential Asset Management Company including the distribution of proceeds to shareholders.

Board and Committee composition changes

March 2026:

- Sir Douglas Flint appointed as Non-executive Director and Chair-Designate. He also joined the Nomination & Governance Committee and the Remuneration Committee.

October 2025

- Amy Yip retired from the Board.

July 2025

- Guido Fürer appointed as Non-executive Director and member of the Audit and Risk Committees.

Strategy

- Oversight of the delivery of the Group's strategy announced in August 2023 and progress against the Group's 2027 objectives; and
- Considering the framework for the development of the Group's long-term strategy beyond 2027.

Business operations

- Overseeing ongoing delivery of double-digit growth; and
- Spent time with local leadership and top talent from the Indonesia teams as part of the Board's ongoing commitment to understanding the local business environment and operational context.

Stakeholders

Extensive shareholder engagement by:
- the Chair and the SID in connection with Chair succession; and
- the Remuneration Committee Chair ahead of presenting the proposed Directors' Remuneration Policy to shareholders at the 2026 AGM.

Board performance review

- Internal review confirmed effective performance of the Board and principal committees and identified areas of focus for 2026.

Diversity[1]

Gender diversity as at 17 March 2026


Board
GEC

Board		GEC	
Male	8	Male	7
Female	4	Female	3

Gender diversity as at 19 March 2025


Board
GEC

Board		GEC	
Male	6	Male	7
Female	5	Female	3

Ethnic diversity


Board
GEC

Board		GEC	
White British or other White (including minority-white groups)	6	White British or other White (including minority-white groups)	3
Mixed/Multiple ethnic groups	0	Mixed/Multiple ethnic groups	0
Asian/Asian British	6	Asian/Asian British	7

Board composition at a glance[1]

Composition



Executive Director
Non-executive Directors

Non-executive Director tenure



0–2 years
2–4 years
4–6 years
6–9 years

Directors' skills matrix[1]


11
9
7
1
5
8
4
7
9
5
4
Pan-Asia
China
India
Africa
Insurance
Other financial services
Health
Tech/digital
Operational
Financial assurance
Regulatory/ public policy

(1) Data is shown as at the date of the report unless otherwise indicated

Board of Directors

The Board establishes the purpose, values and strategy of the Group and promotes its long-term success for the benefit of our shareholders and other stakeholders. Our Board members bring a diverse range of skills and experience to support our strategy in our chosen markets.

Committee membership

A Audit   N Nomination & Governance   Re Remuneration   Ri Risk   S Sustainability   ● Committee Chair



Shriti Vadera (Age: 63)

Chair of the Board

N Re

Appointed to the Board:
May 2020
(Chair since January 2021)

Shriti was Chair of Santander UK Group Holdings, Senior Independent Director at BHP and a Non- executive Director of Astra Zeneca. Between 2009 and 2014, she undertook a wide range of assignments, such as advising the South Korean Chair of the G20, two European countries on the Eurozone and banking crisis, the African Development Bank on infrastructure financing and a number of global investors and sovereign wealth funds on strategy and economic and market developments.

From 2007 to 2009, Shriti was a minister in the UK Government, serving in the Cabinet Office, Business Department and International Development Department. She led on the UK Government's response to the global financial crisis and its Presidency of the G20. From 1999 to 2007 she was a member of HM Treasury's Council of Economic Advisers. Shriti's career began with 15 years in investment banking with SG Warburg/UBS, where she had a strong focus on emerging markets.

Shriti holds a Bachelor's degree in Philosophy, Politics and Economics from Oxford University.

Relevant skills and experience for Prudential

- Senior boardroom experience and leadership skills at complex organisations, including extensive experience in the financial services sector, with international operations and at the highest levels of international negotiations between governments and in multinational organisations.
- Wide-ranging and global experience in economics, public policy and strategy, as well as deep understanding and insight into global and emerging markets and the macro-political and economic environment.

Key appointments

- The Royal Shakespeare Company (Chair)
- Institute of International Finance (Board Member).
- World Bank Private Sector Investment Lab (Chair).



Sir Douglas Flint (Age: 70)

Chair Designate

N Re

Appointed to the Board: March 2026

Sir Douglas retired as Group Chair of HSBC Holdings plc in September 2017, having been appointed to that role in 2010. For 15 years prior to that, he was HSBC's Group Finance Director, having joined from KPMG where he was a partner.

Sir Douglas has been Chair of Aberdeen Group Plc since January 2019 and will be stepping down on 28 April 2026, and Chair of IP Group plc since November 2018 and will be stepping down from this role in June 2026.

He was also previously a non-executive director at BP plc from 2005-2011, Chairman of the Institute of International Finance from June 2012 to December 2016, and a member of both the Mayor of Beijing's and the Mayor of Shanghai's International Business Leaders' Advisory Boards.

Sir Douglas received his CBE in 2006 and knighthood in 2018 recognising his services to the finance industry.

Sir Douglas is a member of the Institute of Chartered Accountants of Scotland.

Relevant skills and experience for Prudential

- Senior boardroom experience including extensive experience leading global financial institutions.
- Deep knowledge of Asia, including Prudential's key markets, and understanding of global finance.

Listed company directorships

- Aberdeen Group plc (Chair).
- IP Group plc (Chair).

Other key appointments

- The Royal Marsden NHS Foundation Trust and Charity (Chair).
- Monetary Authority of Singapore, Advisory Council (Member).
- Institute of International Finance (Board Member).



Anil Wadhwani (Age: 57)

Chief Executive Officer

Appointed to the Board:
February 2023

Prior to joining Prudential, Anil served as President and CEO of Manulife Asia where he successfully grew and transformed its diversified and multi-channel business with significant market share gains in many key markets and made it the company's largest source of core earnings. Prior to this, he spent 25 years with Citi in Asia Pacific, EMEA and the US, in a number of consumer financial services roles. Anil holds a Master's degree in Management Studies from the Somaiya Institute of Management Studies and a Bachelor's degree in Commerce from the Narsee Monjee College of Commerce and Economics.

Relevant skills and experience for Prudential

- With more than 30 years of experience in markets around the world, Anil is a global financial leader with significant expertise, particularly in Asia.
- Anil has a proven track record of successful digital transformation, having led the modernisation of technology platforms across 13 markets in Asia in his role at Manulife.

Key appointments

- Monetary Authority of Singapore, Advisory Council (Member).



Jeremy Anderson (Age: 67)

Senior Independent Director

Ri A N

Appointed to the Board:
January 2020
(Senior Independent Director since May 2023)

Jeremy was formerly the Chair of Global Financial Services at KPMG International, having previously been in charge of its UK financial services practice and held roles including Head of Financial Services at KPMG Europe, Head of Clients and Markets KPMG Europe and CEO of KPMG's UK consulting business. Jeremy served as a member of the Group Management Board of Atos Origin and as Head of its UK operations. Jeremy also served on the board of the UK Commission for Employment and Skills.

Jeremy was awarded a CBE in 2005 for his services to employment. He holds a Bachelor's degree in Science (Economics) from University College London.

Relevant skills and experience for Prudential

- Substantial leadership experience in financial services in the UK, Asia and the US.
- More than 30 years of experience advising international companies on audit and risk management.

Listed company directorships

- UBS Group AG, including its subsidiary, UBS AG (Senior Independent Director and audit committee Chair).

Other key appointments

- Credit Suisse International (Non-executive Director).
- The Kingham Hill Trust (Trustee).
- The Productivity Group (Non-executive Director).



Arijit Basu (Age: 65)

Independent Non-executive Director

A S

Appointed to the Board:
September 2022

Arijit retired as the Managing Director of State Bank of India (SBI) in September 2020 concluding a 40-year career, having joined in 1983. During his career, he held a number of senior positions at the bank across retail, corporate and international banking, business process re-engineering, IT and risk management. He was Managing Director and Chief Executive Officer of SBI Life Insurance Company (a subsidiary of SBI), one of India's leading life insurers, from 2014 until 2018, and took it public in 2017.

Since his retirement from SBI, Arijit has worked as a consultant, including advising the Life Insurance Corporation of India on its 2022 IPO.

Arijit is a certified associate of the Indian Institute of Bankers. He holds a Master's degree in History and a Bachelor's degree in Economics from the University of Delhi.

Relevant skills and experience for Prudential

- Extensive experience in India's banking and insurance industries spanning nearly 40 years.
- Held high-profile leadership roles and gained broad operational experience from various senior positions within SBI.

Listed company directorships

- IndusInd Bank Limited (Non-executive Director and Chair).

Other key appointments

- Academic Council of the College of Supervisors, RBI (Chair).
- Peerless Hospitex Hospital and Research Center Ltd (Non-executive Director).

Our leadership continued



Chua Sock Koong (Age: 68)

Independent Non-executive Director

Re N

Appointed to the Board: May 2021

From 2007 to 2020, Sock Koong was Chief Executive Officer of Singapore Telecommunications Limited (Singtel), Asia's leading communications technology group, having previously held a number of senior roles at the firm, including Treasurer, Chief Executive Officer International and Group Chief Financial Officer. From April 2018 until March 2024, Sock Koong was a Non-executive Director of Cap Vista Pte Ltd and, from March 2018 until March 2024, she was a Non-executive Director of the Defence Science and Technology Agency.

Sock Koong is a Fellow Member of the Institute of Singapore Chartered Accountants and a Chartered Financial Analyst. She holds a Bachelor's degree in Accountancy from the University of Singapore.

Relevant skills and experience for Prudential

- More than 30 years' experience working in business leadership and operations with significant experience in the Asia market.
- Significant boardroom experience, having served in several C-suite roles throughout her career.

Listed company directorships

- Bharti Airtel Limited (Non-executive Director).
- Royal Philips NV (Non-executive Director).
- Ayala Corporation (Non-executive Director).

Other key appointments

- Dubai Financial Services Authority (Director).
- Singapore Securities Industry Council (Member).
- The Singapore Public Service Commission (Deputy Chair).
- The Singapore Council of Presidential Advisers (Member).



Guido Fürer (Age: 62)

Independent Non-executive Director

A Ri

Appointed to the Board: July 2025

From 2012 to 2023 Guido was Group Chief Investment Officer and a member of the Group Executive Committee of Swiss Re Group, heading up the Global Asset Management division.

During his 25-year career with the firm he also served as Country President, Swiss Re Switzerland from 2019 to 2023, chaired Swiss Re's Global Strategic Council, and its Zurich Pension Fund, and served as a Trustee of the Swiss Re Foundation. Prior to joining Swiss Re, Dr Fürer held leading positions at Swiss Bank Corp/O'Connor and Associates in options trading and capital markets.

Between 2018 and 2022, Guido was a non-executive director, and chaired the Group Risk Committee, of pan-Asian insurer FWD Group, gaining insight into various key markets.

Guido has been a non-executive director of Swiss-headquartered insurance and banking group Baloise Holding Ltd since April 2024 and chair of its Risk & Investment Committee since April 2025. Since the merger of Baloise and Helvetia in December 2025, Guido has been a non-executive director of Helvetia Baloise Holding Ltd and chair of its Investment & Risk Committee.

Guido has a master's degree in Economics and a doctorate in Financial Risk Management from the University of Zurich, where he is now Chair of the Advisory Board of the Department of Finance.

Relevant skills and experience for Prudential

- Over three decades of international experience across financial services, including key Asia markets.
- Extensive knowledge and expertise in asset management, insurance and asset-liability management.

Listed company directorships

- Helvetia Baloise Holding Ltd (Non-executive Director and Investment and Risk Committee chair).

Other key appointments

- Department of Finance, University of Zurich (Chair of the Advisory Board).



Ming Lu (Age: 67)

Independent Non-executive Director

N Re

Appointed to the Board:
May 2021

Ming is a Senior Advisory Partner at KKR, having previously been Executive Chairman, Asia Pacific at KKR Asia Limited and a partner of Kohlberg Kravis Roberts & Co. L.P. He also serves as a member of the KKR Asian Private Equity Investment Committee and the KKR Asian Portfolio Management Committee. Ming has played a significant role in private equity investments across Asia Pacific and, since 2018, has played a leadership role in KKR's Asia growth and expansion, including serving as a member of the Asia Infrastructure Investment Committee and Asia Real Estate Investment Committee.

Ming previously worked for CITIC, China's largest direct investment firm, before moving to Kraft Foods International Inc. He was President of Asia Pacific at Lucas Varity, and a partner at CCMP Capital Asia (formerly J.P. Morgan Partners Asia), where he was responsible for investment in the automotive, consumer and industrial sectors across several countries throughout Asia. Ming has also held directorships at Ma San Consumer Corporation, Unisteel Technology International Limited, Weststar Aviation Service Sdn Bhd and MMI Technologies Pte Ltd. He was a Non-executive Director of Jones Lang LaSalle Inc from 2009 to 2021.

Ming holds a Master's degree in Business Administration from the University of Leuven and a Bachelor's degree in Arts (Economics) from the Wuhan University of Hydroelectrical Engineering.

Relevant skills and experience for Prudential

- More than 30 years of experience investing in and developing businesses throughout the Asia Pacific region.
- Brings deep knowledge and up-to-date insights on China and other key markets.

Listed company directorships

- Jardine Matheson Holdings Limited (Non-executive Director).

Other key appointments

- KKR Asia Ltd (Senior Advisory Partner).



George Sartorel (Age: 68)

Independent Non-executive Director

S N Re Ri

Appointed to the Board:
January 2022

From 2014 to 2019 George was the regional Chief Executive Officer of Allianz's Asia Pacific business, having previously held a range of senior roles within the company, including Chief Executive of both Allianz Italy and Allianz Turkey, Global Head of Change Programmes for Allianz Group, and General Manager of Allianz Malaysia and Allianz Australia and New Zealand. George also sat on the Financial Advisory Panel of the Monetary Authority of Singapore from 2015 to 2019. George's career began at Manufacturers Mutual Insurance in Australia in 1973, before its acquisition by Allianz in 1998.

George holds a Master's degree in International Business Studies from Heriot-Watt University.

Relevant skills and experience for Prudential

- Considerable operational expertise in the insurance industry gained over a 40-year career, including experience of digital transformation.
- A range of senior leadership roles, including as regional Chief Executive Officer of Allianz AG's Asia Pacific business and several country-head positions prior to that.

Listed company directorships

- Insurance Australia Group Limited (Non-executive Director).

Our leadership continued



Mark Saunders (Age: 62)

Independent Non-executive Director

A Ri

Appointed to the Board: April 2024

Prior to retirement, Mark was the Group Chief Strategy and Corporate Development Officer and a member of the executive committee of AIA Group Ltd. Following retirement he was honoured with the Lifetime Achievement Award in 2022 at the 26th Asia Insurance Industry Awards. Mark started his actuarial career in 1988 at UK-headquartered insurance business Clerical Medical Investment Group, relocating to Hong Kong in 1994, becoming CEO/Controller of the business and living there since. He joined Tillinghast (now Willis Towers Watson) in 1997 and during his 16-year tenure he led the Asia Pacific insurance practice, establishing a leadership position in insurance consulting with particular expertise in actuarial appraisal value assessments and enhancements of insurers across 20 markets in Asia Pacific, providing expert opinions, and leading Towers Watson's Hong Kong business as Managing Principal.

Mark is a Fellow of the Institute of Actuaries of the UK, a Chartered Actuary, and a Fellow and the President of the Actuarial Society of Hong Kong. He holds an honours degree in Mathematics from the University of Manchester.

Relevant skills and experience for Prudential

- Extensive knowledge of, and leadership positions within, the insurance industry and Asia markets, having been employed in the industry for 35 years.
- Extensive commercial insight gained as a senior executive of AIA and significant actuarial and industry experience.

Key appointments

- Blackstone Inc (Senior Adviser).
- Actuarial Society of Hong Kong (President).



Claudia Suessmuth Dyckerhoff (Age: 59)

Independent Non-executive Director

Ri S

Appointed to the Board: January 2023

Claudia joined the global consultancy firm McKinsey & Partners in 1995 and worked in several senior roles. She was responsible for helping to build the firm's healthcare services and systems sector in Asia Pacific, including working with the Chinese Ministry of Health to help develop their views on China's national healthcare systems. From March 2021 until October 2023, Claudia was also a Non-executive Director of Huma Therapeutics Ltd, a global health technology company.

Claudia holds a PhD in Business Administration from the University of St. Gallen in Switzerland and a Master's degree in Business Administration from CEMS/ESADE in Barcelona.

Relevant skills and experience for Prudential

- Considerable experience in the healthcare services and technology sectors across China and the broader Asia-Pacific region. Her board experience has helped her develop valuable insights around the implementation of transformation through technology, digital and data.
- Knowledge of Asian markets, particularly China, having been based in Shanghai for nearly 15 years and Hong Kong for a further two years.

Listed company directorships

- Ramsay Health Care Ltd (Non-executive Director).
- Clariant AG (Non-executive Director).
- Lonza Group (Independent Non-executive Director) (from May 2026).

Other key appointments

- QuEST Global Services Private Ltd (Non-executive Director).
- Evidentli (Chair).



Jeanette Wong (Age: 66)

Independent Non-executive Director

A Ri S

Appointed to the Board: May 2021

From 2008 to 2019, Jeanette led DBS Group's institutional banking business, where she was responsible for corporate banking, global transaction services, strategic advisory, and mergers and acquisitions. Prior to this, she was the DBS Group's Chief Financial Officer from 2003 to 2008, having previously been Chief Administrative Officer. As part of her role at DBS Group, Jeanette held Non-executive Director positions with ASEAN Finance Corporation, TMB Bank and the Bank of the Philippine Islands. Jeanette began her career in Singapore at Banque Paribas before moving to Citibank and then J.P. Morgan in Singapore, where she held senior pan-Asian roles. She has previously served as a Non-executive Director of EssilorLuxottica, Fullerton Fund Management Ltd and Neptune Orient Lines Limited.

Jeanette is a member of the UBS Board, where she has served as a member of the audit committee since 2019. Jeanette also serves as a member of the audit committee on the Singapore Airlines board, and chair of the audit committee at PSA International.

Jeanette holds a Master's degree in Business Administration from the University of Chicago and a Bachelor's degree in Business Administration from the National University of Singapore.

Relevant skills and experience for Prudential

- Over 35 years of operational experience in financial services.
- Extensive knowledge and experience of ASEAN markets as well as significant boardroom experience gained from a number of non-executive roles.

Listed company directorships

- UBS Group AG, including its subsidiary, UBS AG (Non-executive Director and audit committee member).
- Singapore Airlines Limited (Non-executive Director).

Other key appointments

- Council of CareShield Life (Chair).
- GIC Pte Ltd (Non-executive Director).
- PSA International Pte Ltd (Non-executive Director).
- National University of Singapore (Board of Trustees).



Tom Clarkson (Age: 50)

Company Secretary

Appointed as Company Secretary: August 2019

Relevant skills and experience As the Company Secretary, Tom is a trusted adviser to the Board and plays an important role in the governance and administration of Prudential. Before his appointment as Company Secretary, Tom held a number of senior roles at Prudential, including Head of Compliance, Business Partners and prior to that, Group Litigation & Regulatory Counsel.

Tom is a qualified solicitor and is admitted to practise in England and Wales. Before joining Prudential, he practised law at Herbert Smith LLP, between 2002 and 2012, which included secondments to Lloyds Banking Group and Royal Bank of Scotland.

Financial Expertise

The Board is satisfied that:

- Jeanette Wong, the Chair of the Audit Committee, has recent and relevant financial experience as required by the UK and Hong Corporate Governance Codes and that she is competent in accounting in accordance with the FCA's Disclosure Guidance and Transparency Rules, and qualifies as an 'audit committee financial expert' as defined under the Sarbanes-Oxley Act; and
- The Committee has an appropriate and experienced blend of commercial and financial expertise to assess issues it is required to address as well as competence in the insurance sector.

Group Executive Committee

The Group Executive Committee (GEC) supports the CEO in the day-to-day management of the business and implementation of strategy. It is constituted and chaired by the CEO. For the purposes of the Hong Kong Listing Rules, senior management is defined as the members of the GEC.



Anette Bronder (Age: 58)

Chief Technology and Operations Officer

Relevant skills and experience

In her role as the Chief Technology and Operations Officer, Anette plays a pivotal role in steering Prudential's technology initiatives and maintaining operational discipline. On the technology front, she is responsible for aligning technology strategies with overall business objectives, ensuring Prudential remains at the forefront of technological advancements. For operations, she evaluates all operational aspects across the organisation to shape and define Prudential's target operating model, ensuring to maximise economies of skill and scale, ultimately enhancing the customer experience.

Before taking on this role, Anette was a Partner at KPMG in Switzerland, where she contributed to digital transformation programmes within the insurance sector. Prior to that, Anette served as Group Chief Operating Officer at Swiss Re and held senior positions across the technology and telecommunications sectors.
Anette holds a Master of Economics and Social Sciences from the University of Stuttgart, Germany.



Ben Bulmer (Age: 51)

Chief Financial Officer

Relevant skills and experience

Ben was appointed Chief Financial Officer of Prudential in May 2023. As CFO, he is responsible for managing the Finance function, including all aspects of financial reporting and planning such as performance management including planning and forecasting, financial reporting, capital management and investment management as well as the Group Actuarial function, strategy, investor relations and sustainability.

Ben joined Prudential in 1997 and has held various leadership roles including CFO, Insurance and Asset Management, regional CFO of Prudential Asia, CFO of Eastspring Investments, the Group's asset management business, CFO of Prudential Hong Kong's Life and General Insurance businesses and Chief Accountant of Prudential Asia.

Ben is a Chartered Accountant (The Chartered Institute of Management Accountants) and holds a Bachelor's degree from The London School of Economics.



Catherine Chia (Age: 58)

Chief Human Resources Officer

Relevant skills and experience

In her role as Chief Human Resources Officer, Catherine leads Prudential's Group-wide people and culture agenda, working to build a high performance organisation where great talent is engaged, inspired and developed.

Catherine joined from StarHub, Singapore, where she had been Chief HR Officer since 2018, driving workforce optimisation, culture transformation, talent development and employee engagement. She also chaired the company's Covid-19 task force. Before leading the HR function at StarHub, Catherine held global and regional senior HR leadership roles in LEGO, United Overseas Bank, and Dell Inc. in Singapore and Shanghai.

Catherine holds a Bachelor's Degree with Honours in Social Sciences from the National University of Singapore. She served as a Nominations Committee member of Daughters of Tomorrow (Singapore) and was a board member of the Singapore Breast Cancer Foundation.



Avnish Kalra (Age: 58)

Chief Risk and Compliance Officer

Relevant skills and experience

In his role as Chief Risk and Compliance Officer, Avnish is responsible for managing Risk, Compliance, Legal, Audit, Company Secretariat and Government Relations functions across all of the Group's insurance and asset management businesses. He joined Prudential in 2014.

Avnish is a Chartered Accountant with over 30 years of experience in Financial Services in Asia. Prior to joining Prudential, he was the Asia Chief Risk Officer for Aviva for six years and also worked at Bank of America for 14 years in various capital markets, trading and risk roles. In previous roles, he also worked for EY in Dubai and for PwC in India.



Rajeev Mittal (Age: 55)

Chief Executive Officer, Eastspring Investments

Relevant skills and experience

As CEO of Eastspring, Rajeev chairs the Eastspring Executive Management Committee and is responsible for the management and strategic development of the firm.

Rajeev has over 30 years' asset management experience in Asia and Europe. Most recently, he served as Managing Director and Head of Asia at Fidelity International, spearheading growth in the Asia Pacific (excluding Japan) and Middle East markets. Prior to this, he spent 26 years at AIG and PineBridge Investments, initially as an investor, before being appointed CEO of PineBridge Europe in 2009, then CEO of PineBridge Asia Pacific from 2011 to 2018.

Rajeev holds a Bachelor of Science degree in Mathematics and Statistics from the University of Bradford.



Angel Ng (Age: 58)

Regional CEO, Greater China; Group Customer, Wealth and Product

Relevant skills and experience

In her role as Regional CEO, Greater China; Group Customer, Wealth and Product, Angel plays an integral role in driving Prudential's business in Hong Kong, the Chinese Mainland, and Taiwan, in addition to leading the development of the Group-wide Customer pillar, Wealth proposition and Products, across our markets in Asia and Africa.

With 25 years of expertise in financial services, Angel has extensive experience in the Asia Pacific region and beyond. Before joining Prudential, she was the Head of Asia North & Australia, Cluster and Banking at Citi, overseeing geographical management, client coverage, product delivery, and banking segments across six major markets.

Her tenure at Citi included senior roles such as Head of Asia for Citi Global Wealth, where she managed the Asia Private Bank and Consumer Bank, and CEO for Citi Hong Kong and Macau. Prior to her time at Citi, Angel held senior positions at Procter & Gamble, and China Light and Power Hong Kong.

Angel is actively involved in the Hong Kong community, serving on various boards and committees. Her roles include membership on the New Business Committee of the Financial Services Development Council, the Room to Read Asia Pacific Board, and the Board of Trustees of Chung Chi College at The Chinese University of Hong Kong, among others.

Angel holds a Bachelor of Business Administration degree from the Chinese University of Hong Kong.

Our leadership continued



Kenneth Rappold (Age: 55)

Chief Strategy and Transformation Officer

Relevant skills and experience

Prior to joining Prudential, Kenneth was Manulife Asia's Chief Financial Officer for five years, responsible for Finance, Strategy and Business Development across 10 Asian markets. Prior to this, he was Aviva Asia's Regional Chief Financial Officer based in Singapore and held senior finance roles for seven years with AIA in Hong Kong, Thailand and Korea.

Kenneth holds a Master's Degree in Accounting from the University of Texas at Austin and a Master's Degree in Applied Economics from Johns Hopkins University. Kenneth is a Chartered Financial Analyst (CFA®) charterholder, a licensed US Certified Professional Accountant (CPA), a certified Financial Risk Manager (FRM) and is a Fellow, Life Management Institute (FLMI). Additionally, Ken is a certified professional coach with the International Coaching Federation.



Naveen Tahilyani (Age: 52)

Regional CEO, Indonesia, Malaysia, the Philippines, India, Africa; Group Agency and Health

Relevant skills and experience

In his role as Regional CEO, Naveen is responsible for our businesses in Indonesia, Malaysia, the Philippines, India and Africa, and leads the Group's Agency and Health businesses across all markets.

Most recently Managing Director and Chief Executive of Tata Digital and a non-executive director of TATA AIA Life Insurance, Naveen's insurance career has included more than seven years across two terms as Managing Director and CEO of Tata AIA, between which he led AIA's Group Partnership Distribution business across Asia.

Prior to his career in insurance as an executive, Naveen spent more than seventeen years at McKinsey, advising banks and insurance companies across Asia.

Naveen holds a Postgraduate Diploma in Business Management from the Indian Institute of Management, Ahmedabad and a B Tech in Electronics and Communication from the Indian Institute of Technology, Madras.



Dennis Tan (Age: 57)

Regional CEO, Singapore, Thailand, Vietnam, Cambodia, Laos, Myanmar; Group Partnership Distribution

Relevant skills and experience

Prior to his appointment to the Group Chief Executive Committee, Dennis was CEO of Prudential Assurance Company Singapore for two years.

Dennis holds the positions of Non-Executive Director and Chairman of the Board of Directors of Prudential Financial Advisers Singapore Pte. Ltd., Prudential Life Assurance (Thailand) Public Company Limited, Director of Prudential Singapore Holdings Pte. Limited, and Chairperson and Member of the Members' Council at Prudential Vietnam Assurance Private Limited.

Outside of Prudential, he serves as Council Member at The Institute of Banking and Finance Singapore.

Before joining Prudential, he spent 10 years at OCBC Bank, where he led a 3,100-strong consumer banking division as Head of Consumer Financial Services for seven years.

Dennis is Singaporean and holds a Bachelor of Science degree in Business (Honours with Distinction) from Indiana University and has completed the Stanford Executive Programme at Stanford University's Graduate School of Business. He is also a Certified Financial Planner.

Corporate governance

Corporate governance codes – statement of compliance

The Company has dual primary listings in Hong Kong (main board listing) and London (equity shares (commercial companies)) and, as required, has adopted a governance structure based on the Hong Kong and UK Corporate Governance Codes (the HK and UK Codes). This report explains how the principles set out in both Codes have been applied.

The Board confirms that, for the year under review, the Company has applied the principles and complied with the provisions of the UK Code. The Company has also complied with the provisions of the HK Code, other than provision E.1.2(d), which requires companies, on a comply or explain basis, to have a remuneration committee that makes recommendations to a main board on the remuneration of non-executive directors. This provision is not compatible with provision 34 of the UK Code, which recommends that the remuneration of non-executive directors be determined in accordance with the Articles of Association or, alternatively, by the board. Prudential has chosen to adopt a practice in line with the recommendations of the UK Code.

Provision B.3.1(d) of the HK Code requires that the Nomination Committee should make recommendations to the board on the appointment or reappointment of directors and succession planning for directors, in particular the Chair and the Chief Executive. Provision 17 of the UK Code requires that the Nomination Committee should lead the process for appointments, ensure plans are in place for orderly succession to both the board and senior management positions, and oversee the development of a diverse pipeline for succession. Prudential's Nomination & Governance Committee is responsible for the oversight of Board and executive succession (unless considered by the Board) and recommends directors for appointment or reappointment, including the Chair and CEO. However, given the importance of executive succession planning to the successful delivery of the Group's strategy, the full Board discusses succession planning for the CEO and other GEC roles.

The HK Code is available from www.hkex.com.hk

The UK Code is available from www.frc.org.uk

Corporate governance principles

The table below contains references to disclosures in this Annual Report and Accounts that will enable shareholders to evaluate how Prudential has applied the principles of the UK Code (as set out below) and complied with the more detailed provisions.

1. Board leadership and company purpose

A	**Board promotes long-term value and sustainability** The application of principle A and a description of how opportunities and risks to the future success of the business have been considered and addressed (provision 1) is provided.	***Strategic report:*** *Page 2*
B	**Purpose, values and strategy aligned with culture** The Board established Prudential's purpose, values and strategy and satisfies itself that these are all aligned, including to our culture.	***Governance report:*** *Page 172* ***Sustainability section:*** *Page 111* ***Section 172 Statement:*** *Page 89*
C	**Board decisions and outcomes** Prudential has applied principle C, ensuring that our governance disclosures provide transparent and meaningful insight into how board decisions have supported the delivery of our strategic priorities and objectives.	***Governance report:*** *Page 174*
D	**Engagement with stakeholders** Prudential and the Board actively engage with shareholders and stakeholders throughout the year and consider their interests. Prudential's stakeholders in this context are its customers, investors, employees, regulators, communities, governments and suppliers.	***Section 172 Statement:*** *Page 89* ***Sustainability section:*** *Page 104*
E	**Workforce policies and practices** Prudential has applied principle E and ensures that standards of business conduct and workforce policies that support the long-term and sustainable success of Prudential are maintained. Employees are able to raise concerns under the Company's Speak Out process.	***Section 172 Statement*** *(for provision five): Page 89* ***Sustainability section:*** *Pages 98* *Whistleblowing (Speak Out)* *(for provision six): Page 185*

2. Division of responsibilities

F	**Role of the Chair** Shriti Vadera was independent on appointment when assessed against the criteria in UK Code provision 10 (she was also independent under HK Code criteria). There is no requirement for independence to be determined post appointment.	***Governance report:*** *Page 169*
G	**Division of responsibilities** The Board consists of a majority of independent Non-executive Directors. There is a clear division of responsibility between the Board and the executive management team.	***Governance report:*** *Page 167* ***Nomination & Governance Committee report:*** *Page 190* *Schedule of matters reserved to the Board and terms of reference for the principal committees: www.prudentialplc.com/en/investors/governance-and-policies/board-and-committees-governance*

2. Division of responsibilities continued

H	**Non-executive Directors** After reviewing the performance of the Non-executive Directors, the Board was satisfied that each Non-executive Director has sufficient time to meet their Board responsibilities and has fulfilled their role. The Non-executive Directors, led by the Senior Independent Director, met without the Chair to appraise the Chair's performance.	***Nomination & Governance Committee report:*** *Page 190*
I	**Effective and efficient processes** The 2025 Board evaluation tested and confirmed that the Board has the necessary support and information to function effectively and efficiently.	***Governance report:*** *Page 177*

3. Composition, succession and evaluation

J	**Appointments and succession planning** The Board applied Principle J and provisions 20 and 23 to appointments and succession planning. Succession planning for the CEO and the GEC is considered by the whole Board.	***Nomination & Governance Committee report:*** *Page 190*
K	**Skills, experience and knowledge** The Board and its committees have a diverse combination of skills, experience and knowledge.	***Directors' biographies:*** *Page 156*
L	**Board evaluation, composition and diversity** The Board evaluation confirmed the effectiveness of the Board and its individual members. The Nomination & Governance Committee assesses Board (and committee) composition and diversity.	***Governance report:*** *Page 177* ***Nomination & Governance Committee report (including provision 23):*** *Page 190*

4. Audit, risk and internal control

M	**Integrity of financial and narrative statements** Prudential has formal and transparent policies and procedures that ensure the independence and effectiveness of its internal and external audit functions. In accordance with DTR 7.1.3(5) the Board is satisfied with the integrity of Prudential's financial and narrative statements. The Audit Committee is made up of independent Non-executive Directors (provision 24) and its terms of reference follow the Audit Committee Minimum Standard (provision 25).	***Audit Committee report:*** *Page 181*
N	**Fair, balanced and understandable** The Board has presented a fair, balanced and understandable assessment of Prudential's position and prospects in this Annual Report and Accounts.	***Governance report (including provisions 27, 30 and 31):*** *Page 200* ***Audit Committee report (including provision 26):*** *Page 181*
O	**Internal control and risk management** The Board has established an effective internal control and risk management framework, which is kept under regular review.	***Risk management and internal control:*** *Page 179* ***Risk review:*** *Pages 56*

5. Remuneration

P	**Remuneration policies and practices** Prudential's remuneration policies and practices support the achievement of the Group's strategy, promote long-term sustainable success and are aligned to its purpose and values. Performance-related remuneration is subject to malus and clawback provisions, which are detailed in the Directors' Remuneration Policy.	***Directors' remuneration report:*** *Page 204*
Q	**Procedure for developing policy** A formal and transparent procedure for the development of the Remuneration Policy is in place and no Director is involved in deciding their own remuneration outcome.	***Directors' remuneration report:*** *Page 204*
R	**Independent judgement and discretion** Directors exercise independent judgement and discretion when authorising remuneration outcomes.	*The shareholder-approved Directors' Remuneration Policy sets out the limited circumstances in which the Remuneration Committee may exercise discretion. This policy is available to view on the Company's website at www.prudentialplc.com/investors/governance-and-policies/policies-and-statements* *An updated policy will be presented to shareholders for approval at the AGM.*

Board governance structure

Shareholders

Board of Directors

The Board establishes the purpose, values and strategy of the Group and promotes its long-term success for the benefit of our shareholders and other stakeholders. The Board delegates to the following principal committees:

Audit Committee

Responsible for oversight and review of financial reporting. It oversees the effectiveness of the internal control and risk management framework, including the effectiveness of financial and non-financial reporting controls, and for making the relevant disclosures in the Annual Report. It also considers the effectiveness and objectivity of the internal and external auditors.

See page 181

Risk Committee

Responsible for oversight and review of the Group's risk appetite, tolerance and strategy. It monitors current and potential future risk exposures, the effectiveness of the Group's risk management framework and adherence to applicable risk policies and regulatory obligations.

See page 187

Remuneration Committee

Responsible for recommending remuneration policy and overseeing the implementation and operation of that policy, including approving remuneration for the Chair, the CEO and other members of the Group Executive Committee.

See page 204

Nomination & Governance Committee

Responsible for oversight of Board and executive succession plans (unless considered by the Board), nominating candidates for appointment to the Board, oversight of Board performance and corporate governance matters.

See page 190

Sustainability Committee

Responsible for providing leadership, direction and oversight of the Group's sustainability strategy, including environmental matters, responsible investment, social sustainability, and people. The Committee leads on workforce engagement.

See page 197

Chief Executive Officer (CEO)

Responsible for the day-to-day management of the business.

Group Executive Committee

The Group Executive Committee (GEC) is responsible for executing the strategy approved by the Board and supporting the CEO.

Chief Financial Officer

The Chief Financial Officer (CFO) is responsible for managing the Finance function, including all aspects of financial reporting and planning, and investor engagement.

Chief Risk and Compliance Officer

The Chief Risk and Compliance Officer (CRCO) is responsible for leadership of risk management and compliance activities of the Group, including setting the Group Risk Framework and related policies, supporting strategic planning to ensure risks are managed within appetite, and leading engagement with regulators and policymakers across markets.

Company Secretary

The Company Secretary advises the Board and management on governance-related matters and supports the Chair in ensuring the effective functioning of the Board and its committees. The Company Secretary is available to all Directors to provide advice and support and facilitates Directors' induction and ongoing professional development.

The CFO and the CRCO are standing attendees at, and receive all papers for, meetings of the Board (except private meetings of Non-executive Directors). They also attend meetings of the Audit and Risk committees and the CFO attends meetings of the Sustainability Committee.

The CFO and CRCO are members of the GEC, but the Board approves their appointment and removal. Their performance reviews consider feedback from the Chairs of the Audit and Risk committees respectively, and their remuneration is determined by the Remuneration Committee.

How we operate continued

Board, Director and committee responsibilities

Led by the Chair, the Board is responsible for the overall leadership of the Group, which includes:

- Delivering long-term sustainable success for shareholders and contributing to wider society
- Establishing the Group's purpose, values and strategy and ensuring that these and the Group's culture are aligned
- Approving the Group's long-term strategic objectives, business plan and budgets
- Ensuring effective engagement with stakeholders
- Fostering and overseeing the embedding of culture
- Approving the appointment of Directors, including the CEO and, on recommendation of the CEO, the appointment of the CFO and the CRCO, ensuring an effective system of talent development and succession planning for senior leadership roles
- Monitoring performance and implementation of strategy and strategic objectives, capital allocation, and business plans
- Ensuring that an effective system of internal control and risk management is in place and approving the Group's overall risk appetite and tolerance
- Approving Prudential's periodic financial reporting disclosures

In order to carry out its functions effectively, the Board delegates some of its responsibilities to its principal committees, which consist of Non-executive Directors only.

The Board receives regular updates on the activities of its committees.

The Board's responsibilities are outlined in the schedule of matters reserved to the Board, which is available on our website at www.prudentialplc.com/en/investors/governance-and-policies/board-and-committees-governance.

The Board's responsibilities are also subject to relevant laws and regulations, and to Prudential's Articles of Association, which can be found at www.prudentialplc.com/en/investors/governance-and-policies/memorandum-and-articles-of-association.

The roles of Chair and CEO are separate, with a clear division of responsibilities between the Chair's leadership of the Board and the CEO's responsibilities for the day-to-day management of the Group. All other Board members are independent Non-executive Directors who offer strategic guidance and constructive challenge to management. At the date of this report, the Board consists of 11 Non-executive Directors and one Executive Director, who is the CEO.

The Board's size allows for effective decision-making and reflects a broad range of views and perspectives. More information on the skills and experience of individual Directors can be found in their biographies on pages 156 to 161. More information on their independence can be found on page 195.

The Chair, CEO and SID all have written terms of reference, which are approved by the Board and kept under regular review.

Board meetings

Typically, five meetings each year are held in person, and two shorter meetings are held virtually. In addition, the Board (or a committee established by the Board for that purpose) meets virtually to discuss the full-year and half-year results. Scheduled meetings typically take place at our head office in Hong Kong or at one of our businesses, providing opportunities for Board members to engage directly with management and the wider workforce. Additional meetings are arranged as required and are often held virtually, particularly if called at short notice.

Board and committee papers are typically provided one week ahead of a meeting and when a Director is unable to attend, their views are canvassed in advance by the Chair.

Roles, responsibilities and meeting attendance

Role and responsibilities	Board member	Board meetings[1]	AGM attendance 2025
Chair The Chair is responsible for the leadership of the Board in its role to promote the long-term sustainable success of the Company and in holding management to account. She shapes the culture in the boardroom, is responsible for ensuring the Board's effectiveness and leads on Director-level succession. Working with the CEO, the Chair sets the Board's agenda, with a focus on strategy, performance and value creation, and ensures effective communication with shareholders and other stakeholders. Together with the CEO, she also represents the Group externally.	Shriti Vadera	7/7	Y
CEO The CEO is accountable to, and reports to, the Board. He is responsible for the day-to-day management of the Group, including developing and recommending the Group's long-term strategic objectives and business plans to the Board. He is also responsible for executing the approved strategy and business plans, and embedding the Group's values and culture. The CEO plays a key role in communicating with shareholders and other stakeholders, and in establishing the Group's internal control framework. *Read more in the Strategic report, page 2*	Anil Wadhwani	7/7	Y
Senior Independent Director The SID acts as a sounding board for the Chair and supports her in the delivery of her objectives. The SID is also an intermediary for other Directors and shareholders as needed and leads the annual performance evaluation of the Chair.	Jeremy Anderson	7/7	Y
Non-executive Directors Non-executive Directors offer constructive challenge to management and hold them to account against agreed performance objectives. They also provide strategic guidance, offer specialist advice and serve on at least one of the Board's principal committees.	Arijit Basu	7/7	Y
	Chua Sock Koong	7/7	Y
	Guido Fürer (from July 2025)	3/3	n/a
	Ming Lu	7/7	Y
	George Sartorel	7/7	Y
	Mark Saunders	7/7	Y
	Claudia Suessmuth Dyckerhoff	7/7	Y
	Jeanette Wong	7/7	Y
	Amy Yip (until 31 October 2025)	5/6	Y
Committee chairs Committee chairs are responsible for the leadership and governance of their respective Committees. They set the agenda for committee meetings and report to the Board on committee activities. *Audit Committee report – Page 181* *Risk Committee report – Page 187* *Directors' remuneration report – Page 204* *Nomination & Governance Committee report – Page 190* *Sustainability Committee report – Page 197*	Jeanette Wong (Audit Committee) Jeremy Anderson (Risk Committee) Chua Sock Koong (Remuneration Committee) Shriti Vadera (Nomination & Governance Committee) George Sartorel (Sustainability Committee)		

(1) The Board held six scheduled meetings, plus one additional short meeting to consider full-year results.
(2) Amy Yip was unable to attend one Board meeting due to conflicting commitments.

Standing Committee

In addition to the principal committees, the Board operates a Standing Committee that meets to discuss any ad hoc urgent issues that cannot be delayed until the next scheduled Board meeting. All Directors are members of the Standing Committee. Before making decisions, the Standing Committee must agree that the topics for discussion do not require consideration by the whole Board.

The Standing Committee allows for agile decision-making when required, while ensuring that all Board members receive notice of items that need to be addressed urgently and have an opportunity to contribute. In 2025, the Standing Committee met once.

Delegation to management

While responsibility for the day-to-day management of the business and implementation of strategy has been delegated to the CEO, the CEO delegates certain responsibilities to senior executives (principally to other members of the GEC). In addition, the Board has delegated certain approvals to the GEC, within financial limits set by the Board.

The members of the GEC, and short biographies of each individual, can be found on pages 162 to 164.

The GEC typically meets weekly and supports the CEO in the day-to-day management of the business and the implementation of strategy.

The GEC has delegated approval authority up to certain financial limits to individual Committee members and sub-committees, each of which is responsible for supporting, advising and making management decisions on significant activities across the Group. The sub-committees are respectively responsible for:

- Customer, Wealth & Operations
- Agency Distribution
- Technology
- Partnership Distribution
- Health

The management of the Group is organised into Strategic Business Groups which bring together the mature and growth businesses within different markets to drive performance, operational excellence and the sharing of best practice. Each Strategic Business Group is headed up by a Regional CEO who is responsible for driving performance, operational excellence and sharing of best practice for the mature and growth businesses within their business group. The Regional CEOs of these groups are responsible for the operational results of the businesses within their group and for the Group-wide delivery of enabling functions. The Eastspring CEO is responsible for the growth of Eastspring's business and the delivery of its investment performance.

The CEO conducts quarterly reviews with each Regional CEO and the Eastspring CEO, focusing on performance across each CEO's respective markets, Group-wide strategic pillars and enablers over the previous quarter, and the outlook and plans for the upcoming quarter. The meeting agenda changes throughout the year, emphasising results preparation in the first quarter and business planning in the fourth quarter. Additionally, every six months, the CEO reviews business performance with the four Material Subsidiaries (Hong Kong, Singapore, Indonesia and Malaysia). These meetings are typically attended by members of the GEC and other members of management such as Pillar and Enabler leads and stakeholders from Head Office and the respective Strategic Business Group.

Subsidiary governance

Prudential is committed to high standards of governance across the whole Group. The Group Governance Manual (GGM), which includes the Group Code of Conduct (Code), outlines the Group-wide approach to governance, risk management and internal control, and helps embed it into the day-to-day operations of the business.

The GGM also outlines the Group's governance framework, Group-wide policies and standards, including the Group Risk Framework, delegated authorities and lines of responsibility, and is supported by a programme of regular training across the Group.

The Nomination & Governance Committee monitors significant aspects of the Group's governance framework and governance policies, including those of the Group's Material Subsidiaries (as described below), and makes recommendations to the Board when needed. The Risk Committee approves the GGM's Group Risk Framework, an integral part of the GGM, while the Audit Committee monitors Group-wide compliance with the GGM throughout the year. Businesses manage and report compliance with the Group-wide mandatory requirements set out in the GGM through an ongoing GGM policy exemption and breach reporting process. This includes compliance with the Group Risk Framework, which is summarised on pages 179 to 180 of this report.

Reflecting the developing nature of the Group and the markets in which we operate, the GGM is reviewed regularly with any significant changes to key policies reported to the relevant Board Committee. The GGM helps the Board embed the Group's system of risk management and internal control into the day-to-day operations of the business.

Material subsidiaries

The Group defines its Material Subsidiaries as its insurance entities in Hong Kong, Indonesia, Malaysia and Singapore, together with the Eastspring holding company.

Material Subsidiary	GEC member responsible
Prudential Hong Kong Limited	Angel Ng, Regional CEO, Greater China; Group Customer, Wealth and Product
PT Prudential Life Assurance (Indonesia)	Naveen Tahilyani, Regional CEO, Indonesia, Malaysia, the Philippines, India, Africa; Group Agency and Health
Prudential Assurance Malaysia Berhad	Naveen Tahilyani
Prudential Assurance Company Singapore (Pte) Limited	Dennis Tan, Regional CEO, Singapore, Thailand, Vietnam, Cambodia, Laos, Myanmar; Group Partnership Distribution
Eastspring Investments Group Pte. Ltd	Rajeev Mittal, CEO, Eastspring Investments

Prudential's Material Subsidiaries, together with several other subsidiaries, have adopted a governance structure which includes independent non-executive directors on their boards and audit and risk committees with standard terms of reference. These audit and risk committees are chaired by an independent board member. To ensure consistent communications, the Chairs of the Group Audit and Risk committees maintain regular dialogue with their counterparts in each of the Material Subsidiaries and, in 2025, they expanded this to include the next largest major operating subsidiaries, namely those in the Philippines, Taiwan, Thailand and Vietnam. In addition, Material Subsidiaries and other life insurance businesses that operate local audit and risk committees provide written updates to Group-level committees and can refer issues to the Group committee chairs or Management if needed.

In 2025, the chairs of the Group Audit and Risk committees hosted two online subsidiary governance forums, in May and in October, where they met with Non-executive Directors from each of the Material Subsidiaries to discuss areas of mutual importance.

The first event in May focused on risk and compliance topics including the Group's risk strategy and regulatory focus, risk management, emerging risks and the Group's government relations strategy. The session was chaired by the Chair of the Risk Committee and included contributions from senior members of Group Risk. The second event, in October, which was also attended by Non-executive Directors from the Philippines, Taiwan, Thailand and Vietnam, was focussed on oversight of the Group's internal controls and risk management framework, with updates also on sustainability reporting and the Finance function. Chaired by the Audit Committee Chair, the sessions were led by senior members from Risk and Compliance, Finance, and Sustainability, as well as the Chief Internal Auditor and the external auditor, EY.

In addition, the CEO holds briefing sessions for all subsidiary Non-executive Directors on the half-year and full-year results.

Regulators

Prudential Corporation Asia Limited is a designated insurance holding company under the Hong Kong Insurance Ordinance and falls within the scope of the Hong Kong IA's Group-wide Supervision (GWS) Framework. The GWS Framework includes requirements for Hong Kong insurance groups to have appropriate corporate governance arrangements in place and to maintain appropriate internal controls for the oversight of their business. The Group was recently classified as a Domestic Systemically Important Insurer by the Hong Kong IA. The composition of the Prudential Corporation Asia Limited board of directors mirrors the Prudential plc Board.

Individual regulated entities within the Group are also subject to entity-level regulations in the jurisdictions in which they carry out business.

Stakeholder engagement

Information on the Board's engagement with, and discussion of, stakeholder views as part of the Board decision-making process can be found on pages 89 to 97.

Employee voice

Prudential's programme for workforce engagement is led by the Sustainability Committee and all Board members take part in engagement activities. An overview of the workforce engagement activities during 2025 can be found in the Section 172 Statement on page 93.

Shareholder Communications Policy and engagement

We have dual primary listings on the Hong Kong Stock Exchange and the London Stock Exchange, as well as a secondary listing on the Singapore Stock Exchange and a listing of American Depositary Shares on the New York Stock Exchange. These listings are each subject to laws or rules that inform our Shareholder Communications Policy.

The policy ensures that shareholders and the broader investment community receive timely, balanced and understandable information about the Company and its financial performance, strategic goals, plans and material developments. This enables existing and prospective shareholders to exercise their rights and make decisions on an informed basis.

Information released by the Company to the various stock exchanges is also posted on the Company's website (www.prudentialplc.com). Prudential's corporate communications are available in English and Chinese.

The Group maintains an active and wide-ranging investor engagement programme led by the Chief of Investor Relations, with participation from the CEO, CFO and other members of the GEC where appropriate. Throughout 2025, Management engaged with institutional investors across Asia, North America, Europe, the UK and the Middle East through a combination of one-to-one and group meetings, investor conferences and organised roadshows, in some cases organised by brokers. Insights gathered from these interactions are regularly reported to the Board and are considered as part of its strategic decision-making.

The Chair holds an annual engagement programme with major shareholders. The Remuneration Committee Chair also engages with major shareholders each year to gather feedback on the implementation of the Directors' Remuneration Policy, and in 2025 sought views on the proposed new policy which is subject to shareholder approval at the AGM in 2026. Other Non-executive Directors, in particular the SID and committee chairs, are available to meet with shareholders on request.

Shareholders are able to share their views on matters affecting the Company through a range of engagement channels available throughout the year, including investor events. The Group offers hybrid AGMs to enable participation from shareholders wherever they are based. Retail shareholders in the UK are also able to meet periodically with the Chair and management in person.

Throughout the year, retail shareholders are able to access dedicated services through the Company's registrar, Computershare. More information is available in the Shareholder information section on page 406 and on the Company's website, including contact details for the Group's Secretariat.

The Group undertakes a broad programme of investor engagement, hosting presentations and maintaining active dialogue with shareholders and the research community through both live and online channels. The Group benefits from active research coverage in Hong Kong, Singapore and the UK and provides research analysts with appropriate access to the management team.

A summary of the Board's and the Group's stakeholder engagement activities in 2025 is set out in the Section 172 Statement on pages 89 to 97.

The Board conducts an annual review of its Shareholder Communications Policy. For the year ended 31 December 2025, the Board concluded that the Shareholder Communications Policy continues to be effective.

Living our values – embedding and monitoring our culture

The Board established the Group's purpose, values and strategy and satisfies itself that these and our culture are aligned, which is critical to our long-term value creation and sustainability. We aim to operate a high-performance culture where employees are motivated, engaged, and collectively committed to achieving exceptional results that support our business strategy. We work towards achieving this through both actions and behaviours, guided by our values, known as The PruWay (the values are described in our Sustainability Report on page 37). Our Code of Conduct provides a valuable tool to help all employees to uphold The PruWay, act with integrity and operate ethically. The Board recognises that Prudential's culture starts at the top and is a key enabler to delivering our strategic objectives and purpose.

Throughout the year, the Board monitored the extent the Group's culture was embedded throughout the organisation in a number of ways:

Board engagement

Board and Committee meetings and workshops are attended by senior representatives from Head Office and various business units, providing a valuable engagement opportunity for Board members. In addition, the Board usually holds at least one meeting a year at one of our local businesses and spends time interacting directly with local management and employees. New Directors spend time with management both at Head Office level and in business units as part of their induction process. This is supplemented by targeted engagement sessions including regular town hall meetings led by members of the GEC, both at Group and local business level, with observations reported to the Board.

The Sustainability Committee leads on employee engagement on behalf of the Board and monitors the annual programme of activities, which range from Director participation in internal engagement events to participation in town hall events and smaller sessions with local leadership teams and talent. The Sustainability Committee also considered insights gained from the employee survey conducted in 2025.

The Board gains additional insight into the culture across the organisation through the activities of the Audit and Risk Committees. The Audit Committee receives feedback from the internal auditors on their observations on culture and its alignment to purpose and values as observed from their review activities and engagement with management, including on certain key indicators such as management's risk awareness and responsiveness to addressing audit findings. Where there have been significant audit findings, the Audit Committee asks the accountable executives to attend to report to the Committee on the root causes of the issues and how they are addressing them. The Audit Committee also oversees the Group's Speak Out procedures and seeks assurance that management are taking appropriate steps to address any issues identified. The Audit Committee meets regularly in private with the Chief of Internal Audit, the Group General Counsel (who has overall responsibility for the Speak Out programme), and the external auditor, providing additional opportunities for any potential culture issues that they have observed to be raised. The Risk Committee monitors risk culture and reports to the Board on how well this is embedded across the Group. During the course of 2025, it discussed initiatives to enhance the monitoring of, and reporting on, risk culture including a set of key culture metrics. This work will be continued in 2026.

The Chairs of the Audit and Risk Committees regularly engage with the local business unit Non-executive Directors, providing an additional lens for monitoring local culture across the Group.

The combination of interactions in formal and informal settings provides the Board with a range of touchpoints for effective monitoring of culture.

+ > *More information is available in our Section 172 statement on page 93 and in the Sustainability section on page 98*

Development and Succession planning

The Board conducted an annual review of development and succession planning for the GEC, including the CEO. The CEO led the discussion on his direct reports, enabling a robust conversation and opportunity for all Non-executive Directors to ask constructive and appropriately challenging questions on the strength of the succession pipeline and how senior leaders are being developed in line with the desired culture. This provided the Board with further insight into how well senior management set the tone from the top. The Sustainability Committee looks at the development of talent and succession pipelines across the organisation (below GEC level).

Strengthening and elevating our leadership capability is one of our key priorities for 2026. Our aim is to further strengthen our teams' alignment on outcomes that matter most, and focus efforts on where it creates the greatest impact. Complementing 'what', we continue to emphasise the 'how' of performance – how leaders show up, lead, communicate and live our values (The PruWay). This includes reinforcing inclusive leadership behaviours and practices and creating an environment where diversity of thought is encouraged and valued.

+ > *More information on Board succession planning is available in the Nomination & Governance Committee report on page 192.*

Remuneration

To embed the organisation's values and reflect our performance culture, we have enhanced our performance and reward management approach to drive equal emphasis on WHAT (business KPIs) and HOW (value and behaviours), including our PruWay 360 Feedback process on the HOW factors. The Sustainability Committee is updated on performance management below GEC level and the Remuneration Committee is updated on the remuneration architecture for staff within its purview, which includes alignment of pay to our performance culture. The Risk Committee advises the Remuneration Committee on risk management and conduct considerations to ensure that risk management, culture and conduct are appropriately reflected in the design and operation of executive remuneration. The Remuneration Committee also considers workforce remuneration, including alignment of the Group's incentive arrangements with culture. Our target is that all people managers have at least one sustainability-linked goal by 2026, which fosters a culture where every employee understands their role in creating a more inclusive, resilient and sustainable future.

+ > *More information on Board remuneration is available in the Directors' Remuneration report on page 204.*

Code of Conduct

Our Code of Conduct is reviewed annually by the Sustainability Committee and any changes recommended are approved by the Board. The Code sets out the principles that guide our values and the personal conduct expected of our workforce and provides a clear foundation for our corporate culture. All employees provide confirmation annually that they have adhered to the Code.

> *Our Code of Conduct can be viewed at www.prudentialplc.com/en/about-us/corporate-governance-and-corporate-actions/policies-and-statements/*

Whistle blowing

Prudential operates a robust whistleblowing programme ('Speak Out'), which is overseen by the Audit Committee. The arrangements promote a culture of openness, honesty and accountability and are assessed annually by an independent whistleblowing charity in the UK.

> *More information on the programme is available on page 185.*

Employee surveys

A high performance culture is key for our success, embedding The PruWay which defines our ways of working with one another and how we deliver value for all our stakeholders. We conduct all-employee surveys at least annually and the outcomes are reviewed in detail by the Sustainability Committee and reported to the Board. This provides valuable insights into how our desired culture is embedded across the breadth of the organisation and allows the Board to address any areas requiring more focus.

Outcomes of culture monitoring

Through the activities set out above and the regular updates from the CEO, the Chair of the Sustainability Committee and the Chief of Human Resources, the Board received assurance that Prudential's culture is aligned to its purpose and values, while recognising further areas of embedding and alignment required. Meetings with accountable executives in response to operational incidents or internal audit findings help the Board in understanding the root causes of incidents and whether they are reflective of wider cultural issues: where there is any sense of cultural issues, the Board will follow up with ongoing scrutiny. Overall, the Board gained broad understanding of practices and behaviours across the Group and how these align with the purpose, values and strategy of the Group, including an understanding of the approach to the culture of risk ownership in the business and was able to assess how effectively the tone from the top is reflected throughout the organisation. This assessment informs the Board and its committees in their approach to challenging management and informs decision-making in relation to Executive remuneration. The assessment also contributes to the programme of focused work by the Risk Committee on first line risk ownership and accountability.

Board activities

Key areas of focus – how the Board spent its time in 2025

Q1

February

- Discussed macro-economic context and key areas of focus for the year. These included the three key strategic priorities of agency, health and operations, and particular markets;
- Considered potential IPO of ICICI Prudential Asset Management Company;
- Discussed action plan to address key findings from the investor perception survey carried out in 2024; and
- Received feedback from the Group-wide Supervisor on key observations and actions expected of the Group following the Regulatory College in November 2024 and approved the Group's response.

March

- Discussed macroeconomic and geopolitical trends affecting the Group's key markets, supported by the Group Chief Economist;
- Considered the Group's capital allocation framework;
- Approved the 2024 second interim dividend;
- Reviewed the Group's Operations strategy, a key component for enabling delivery of strategic goals and enhancing customer experience;
- Reviewed options for enhancing the Group's asset management capabilities in particular asset classes;
- Discussed priority areas of focus in the agency channel;
- Approved the final 2025-2027 Group Business Plan (on TEV basis and with re-based economics);
- Discussed the investor communications strategy to address key findings from the 2024 independent investor survey, building on the action plan discussed in February;
- Reviewed and approved documents and statements related to year-end reporting, following review and recommendation by the Audit Committee;
- Reviewed and confirmed effectiveness of risk management and internal control system;
- Discussed findings of the 2024 internal Board performance review and agreed action plan;
- Received feedback from the Chair and Remuneration Committee Chair on their annual shareholder engagement programmes; and
- Approved key items for the AGM.

Q2

May

- Considered updates to the Group's capital allocation framework;
- Approved in principle the IPO of ICICI Prudential Asset Management Company;
- Discussed aspects of Group strategy, in particular regarding agency, the Hong Kong business, and the framework for developing the Group's longer-term strategy;
- Approved the establishment of an entity in Bermuda as part of an initiative to enhance capital optimisation and internal reinsurance capabilities;
- Approved updates to the Group risk appetite and the 2025 Group Own Risk and Solvency Assessment Report for submission to the Hong Kong Insurance Authority; and
- Attended the AGM.

June

- On the recommendation of the Nomination & Governance Committee, approved the appointment of Guido Fürer to the Board.

Scheduled meeting: Virtual | Scheduled meeting: In-person | Virtual meeting to consider financial reporting

AGM | Site Visit | Strategy Workshop | Board committee meeting - virtual

Q3

July

- Reviewed progress of delivery of strategic objectives, focusing particularly on agency, health, technology and operations;
- Considered the framework for the development of the Group's long-term strategy beyond 2027;
- Progress review of the execution of the Group's Health strategy;
- Further discussion of the Group's capital allocation framework and approval of updates announced as part of the Half Year Results;
- Considered initiatives to enhance the Group's asset management capabilities in particular asset classes;
- As part of the Board visit to Indonesia, received update on the Indonesia business (see page 176 for further details);
- Approved funding for the newly established Bermuda entity; and
- Approved the settlement of litigation in Malaysia (announced on 31 July 2025).

August

- Reviewed and approved documents and statements related to half-year reporting, following review and recommendation by the Audit Committee; and
- Approved the first interim dividend for 2025.

Q4

October

- Annual offsite strategy sessions, which included deep dives into key pillars of the Group's strategy, including AI, Wealth and the Group's strategic approach in China, as well as scenario analysis to underpin the Group's long-term strategic planning;
- Discussed the approach to the Group's 2026-2028 business plan;
- CITIC Pru Life Business and Strategy update, joined by Chair of CITIC Pru Life;
- Update on initiative to enhance the Group's asset management capabilities in certain asset classes;
- Discussed development and succession planning for the CEO and other GEC roles; and
- Received an update on the IPO of ICICI Prudential Asset Management Company and approved pre-IPO placements.

December

- Approved the 2026-2028 business and capital plan and 2026 strategic priorities;
- Considered the framework for the development of the Group's long-term strategy beyond 2027;
- Discussed the performance, challenges and strategic transformation of the agency channel;
- Deep dive into the Eastspring asset management business;
- Considered the Group's strategic approach in India;
- Final approval for IPO of ICICI Prudential Asset Management Company;
- Received an update on Government Relations strategy;
- Received updates on progress made in the Group's people and culture initiatives and focus areas for 2026;
- Approved the establishment of a Bermuda business unit to support Wealth strategy; and
- Reflected on lessons learnt and insights gained over the year.

Scheduled meeting: Virtual | Scheduled meeting: In-person | Virtual meeting to consider financial reporting
AGM | Site Visit | Strategy Workshop | Board committee meeting - virtual

In addition, the Board received regular performance updates from the CEO, CFO, the Chief of Investor Relations and regional business heads, alongside reviews of operational performance in key markets and across distributions channels, ensuring comprehensive oversight of financial and operational matters and progress in executing the Group's strategic priorities. The Board also considered reporting on the Group's other principal stakeholder groups including employees, regulators and policy-makers, and, at an aggregated level, customers, to ensure that stakeholder considerations continued to inform decision-making.

The Board considered the evolving landscape of macro-economic and geopolitical trends, supported by regular analysis and briefings from the Group Chief Economist and the Chief Government Relations and Policy Officer, as well as regulatory and political developments in the markets in which the Group operates. Additional insights were provided through regular reports from the CEO and CRCO on the Group's engagement with its key regulators.

Governance and risk management considerations remained integral to the Board's decision-making, supported by regular reports from the CRCO and the Board's approval of all strategic and material operational matters in line with the Group's internal risk management and governance policies.

The Board's approach was further informed by updates from the Chairs of the Audit, Risk, Remuneration, Nomination & Governance, and Sustainability Committees, each of which provided advice and assurance over their respective areas of responsibility.

Director development programme

Throughout the year, the Board and its committees received regular business updates and participated in deep-dive sessions that helped to develop their knowledge of individual businesses, current and emerging issues relevant to the Group and particular products and business opportunities. The development programme for the Board included the following in 2025:

How we operate continued

January	Global sustainability trends impacting the insurance industry (externally-facilitated) (Sustainability Committee)
February	Impact of global sustainability trends on Prudential (Sustainability Committee)
March	Geopolitical and macro-economic update Deep dive into key drivers of Group valuation Deep dive into management of participating products (Risk Committee)
April	Update on US tariffs Deep dive into Hong Kong products and associated investment risk UK Corporate Governance Code – Provision 29 (Audit Committee)
May	Deep dive into product portfolio (Risk Committee) Overview of global remuneration trends and practices (Remuneration Committee) Hong Kong business update and market overview Board workshop on asset and liability management, led by the Group Chief Investment Officer Update on US tariffs Externally-led Board workshop on AI adoption in practice
July	Indonesia business update and market overview Externally-led session on Indonesia's macro-economic and political landscape Deep dive into foreign ownership rules across markets (Risk Committee) Update on GIECA internal model review (Risk Committee)
October	Global macro-economic and geopolitical trends, led by the Group Chief Economist External view of Prudential from a top 20 investor CITIC Pru Life business update and market overview Update on evolving regulatory capital standards (Risk Committee) Deep dive into investment strategy and governance, led by the Group Chief Investment Officer Asset management business update and market overview
December	Deep dive into alternatives investment process (Risk Committee)

The Risk Committee received regular updates on geopolitical, macroeconomic and regulatory developments, updates on regulatory developments and external trends in respect of financial crime, cyber security, data privacy, and AI, and on a rotating basis was briefed by the CROs of the Material Subsidiaries on the regulatory developments, industry trends and key risks in their markets. The Sustainability Committee received regular updates on the ESG geopolitical landscape.



Board visit to Indonesia

In July, the Board visited Indonesia and spent time with our Conventional Life, Syariah and Eastspring businesses. This was an opportunity for the Board to speak with colleagues and agents to deepen its understanding of the Indonesian market, the opportunities for growth and the strategies being pursued by the businesses.

As well as presentations on the businesses, the visit involved interactions with employees, agents and strategic partners including:

- Spending time with the local management teams as well as hosting a meet and greet event with top talent in order for the Board to hear directly from potential future leaders.
- Seeing examples of the innovative ways in which Prudential and its strategic partners are developing and using technology to better serve customers and support agents.
- Meeting with agency leaders to celebrate successes and share views on market opportunities and how Prudential enables them to succeed.
- Hearing about sustainability initiatives and the work of the Prudence Foundation in Indonesia.

The Board hosted a dinner with local stakeholders and strategic partners, as well as a dinner with agency leaders. During the visit, the Chair and CEO met with the President of Indonesia, Prabowo Subianto and Minister for Health, Budi Gunadi Sadikin. They witnessed the official signing of a Memorandum of Understanding between the Indonesian Ministry of Health and Prudential which established a strategic framework for capacity-building, digital-health innovation, and other support to advance Indonesia's national Health Transformation agenda. This collaboration further strengthens Prudential's commitment to Indonesia, one of our key markets.

Board performance

The Board carries out formal and rigorous reviews of its own performance, as well as that of its committees and each individual Director, on an annual basis. These reviews are overseen by the Nomination & Governance Committee. In line with governance guidelines, the review is carried out by an external reviewer every three years.

In addition to the annual review, the Chair meets regularly with the Non-executive Directors to exchange feedback on the Board's performance.



Year 1
External Review
interview-based review, facilitated externally
Year 2
Internal Review
interview and/or questionnaire-based review, led by the Chair and the Company Secretary
Year 3
Internal Review
interview and/or questionnaire-based review, led by the Chair and the Company Secretary

Internal board performance review process for 2025

1 Scoping

- Company Secretary discussed proposed approach with Chair.
- Chair and Company Secretary updated Nomination & Governance Committee.

2 Questionnaire

- Company Secretary facilitated the performance review of the Board through a questionnaire for the Board and each principal Committee which covered: Board composition and dynamics; meeting management and support; the Board's oversight of different areas; risk management and internal control; succession planning; the work of the Committees; and priorities for change.

3 Feedback

- Company Secretary analysed responses to the questionnaire and discussed themes with Chair.
- Chair assessed individual performance of each Director and fed back observations.
- SID consulted with Board members on performance of Chair and fed back observations.

4 Outcomes

- Outcomes of individual Director reviews were discussed by the Nomination & Governance Committee.
- Outcomes of Board performance review were discussed by the Nomination & Governance Committee/Board to exchange ideas, agree priorities and actions.
- Each principal Committee discussed the relevant Committee themes.

The review concluded that substantial progress had been made in addressing the recommendations from the 2024 review. It further confirmed that the Board and its principal Committees continued to operate effectively throughout the year. While no significant improvements were deemed necessary, a number of potential enhancement opportunities were identified and discussed.

How we operate continued

Through the review and subsequent discussion, the Board identified areas of particular focus and related actions:

Theme	Outcome of 2025 review
Board training	– Board and Committee training programme to focus on fast-evolving areas such as technology and AI, alongside refresher sessions on key products.
Operation of the Board	– Noting progress in 2025 in increasing time focused on strategic topics, continue to streamline Board agendas to ensure maximum time is allocated to the development of the Group's future strategy. – Continue to streamline papers to help support the Board's focus on key strategic matters. – Deepening Board oversight of senior management development and succession planning.
Operation of the Committees	– Deepening oversight of talent development and succession planning across the Group (including to ensure a diverse talent pipeline) (Sustainability and Nomination & Governance Committees). – Continue to focus on AI, technology, data and cyber risks and controls (Audit and Risk Committees). – Further refining agendas in order to allocate more time to the most significant topics (Audit, Risk and Sustainability Committees).

Actions during 2025 arising from the 2024 review

Theme	Outcomes of 2024 review	Progress in 2025
Operation of the Board	– Review Board forward agenda to increase time on strategic matters during meetings in person relative to operating and financial performance. – Noting progress in 2024, continue to streamline Board papers and hone key messages. – Refine the suite of metrics to support the Board's monitoring of performance and progress against execution of strategic and financial objectives.	– Good progress was made in this regard, with significant time spent on strategic matters during 2025. – Board papers continued to evolve, with further focus in this area in 2026 to ensure continuous improvement. – Metrics were updated to keep pace with the development of strategic and financial objectives. Further enhancements are expected in 2026 to capture any new reporting metrics.
Induction and education	– Identify opportunities for Board education sessions in anticipation of key topics coming to the Board or Committees for discussion. – Bring more external perspectives into the Boardroom.	– Board and Committee education sessions were held on various topics. Further sessions are being arranged in 2026. – External perspectives on a range of topics were shared with the Board, which included speakers on AI, macro-economic and geopolitical trends, and other key external trends impacting the industry, as well as from a long-standing investor.

Director evaluation

Individual performance evaluation of Non-executive Directors was undertaken by the Chair who gathered feedback from each Board member and from relevant GEC members on each Director's performance. The Nomination & Governance Committee discussed the performance of Directors at its meeting in March 2026 as part of the overall Board review. The Chair relayed feedback on individual Directors' performance in one-to-one conversations.

Feedback on the performance of the Chair was gathered at a meeting of the independent directors chaired by the SID, without the Chair present. The SID then discussed the feedback with the Chair.

The outcome of these evaluations informed the Nomination & Governance Committee's recommendation for Directors to be put forward for re-election by shareholders.

The performance of the CEO, in his executive capacity, is subject to regular review. As part of the annual performance evaluation of all employees, the Chair assessed the performance of the CEO in consultation with the non-executive Board, while the CEO appraised the performance of all other GEC members. The Chair of the Risk Committee provided feedback to the CEO on the performance of the CRCO, and the Chair of the Audit Committee provided feedback to the CEO on the performance of the CFO. GEC members' performance, including that of the CEO, is also reviewed by the Remuneration Committee as part of its decision-making.

The Board is responsible for making sure that an appropriate and effective system of risk management and internal control is in place across the Group.

The framework of risk management and internal control centres on clearly delegated authorities that provide Board oversight and control of important decisions. The framework sets clear expectations around the management of risk across the Group. It has been designed to monitor and manage, rather than eliminate, the risk of not meeting objectives, while taking into account the interests of our different stakeholders.

As a provider of financial services, the Group recognises the interests of a broad spectrum of stakeholders and acknowledges that the managed acceptance of risk is fundamental to our business. Effective risk management is therefore a key source of competitive advantage for the Group. Through selective exposure to risk, we seek to generate customer and shareholder value, where these are an outcome of chosen business activities and strategy. These risks will be reduced when it is cost effective to do so. The Group's systems, procedures and controls are designed to manage risk appropriately, supported by resilience and recovery plans that maintain flexibility and responsiveness during periods of stress. There are some financial and non-financial risks for which the Group has no tolerance, and these are actively avoided.

Internal control

The Group Governance Manual (GGM) sets out the general principles by which we conduct our business and defines our Group-wide approach to governance, risk management and internal control. More information on the GGM can be found on page 170.

Group-wide policies, internal controls and processes, based on the GGM, are in place across the Group and include controls around the preparation of financial reporting. The operation of these controls and processes supports the preparation of reliable financial reporting and of local and consolidated financial statements that adhere to applicable accounting standards, and the requirements of the Sarbanes-Oxley Act. These controls include certifications by the CEO and CFO of each business on the accuracy of information provided for use in the Group's consolidated financial reporting, and the assurance work carried out as required by US reporting requirements.

The Board has delegated authority to the Audit Committee to review the framework and the effectiveness of the Group's system of internal control. The Audit Committee is supported by the assurance work carried out by Group-wide Internal Audit (GwIA) and the Group's subsidiary audit committees, which oversee the effectiveness of controls in each respective business. Details of how the Audit Committee oversees the framework of controls and their effectiveness on an ongoing basis can be found on pages 181 to 186.

Risk management

A key part of the GGM is the Group Risk Framework, which requires all businesses to have established processes for: i) identifying; ii) measuring and assessing; iii) managing and controlling; and iv) monitoring and reporting the risks facing the business.

The Board determines the nature and extent of the principal risks it is willing to take in pursuit of its strategic objectives, taking into account the interests of our stakeholders. The Board has delegated authority to the Risk Committee to assist it in providing leadership, direction and oversight of the Group's overall risk appetite, risk tolerance and strategy. The Risk Committee also oversees and advises on the current and potential future risk exposures of the Group; reviews and approves the Group's risk management framework, including changes to risk limits within the Board-approved risk appetite; and monitors the effectiveness of the framework and adherence to the various risk policies. Its regular activities can be found on pages 187 to 189.

The Group's risk governance arrangements, which support the Board, the Risk Committee and the Audit Committee, are based on the principles of the 'three lines model': risk-taking and management, risk control and oversight, and independent assurance.

Formal review of controls

A formal evaluation of the risk management and internal control system is carried out at least once a year. Before the Board reaches a conclusion on the effectiveness of the system in place, the report is considered by the Disclosure Committee and the Audit Committee, with risk-specific disclosures in the report also reviewed by the Risk Committee. This evaluation takes place before the publication of the Annual Report.

As part of the assessment, businesses carrying out the annual risk and control evaluation must produce a business controls report. These reports capture the results of businesses' risk and control assessments, including any relevant issues identified and reported by other Group oversight functions, findings from reviews undertaken by Group-wide Internal Audit (GwIA), which carries out risk-based audits across the Group, and any material issues arising from any external regulatory engagements. Any breaches or exemptions raised under Group policies and their implications for the functioning of internal controls are also considered. The Group Governance function, under the direction of the CRCO, supports the carrying out of this evaluation process.

The Group's effectiveness assessment follows the UK and Hong Kong Corporate Governance Codes' guidance on risk management, internal control and related financial and business reporting. In line with this guidance, the evaluation does not apply to material joint ventures and associates where the Group does not exercise full management control. In these cases, the Group ensures that suitable governance and risk management arrangements are in place to protect the Group's interests. Moreover, the relevant Group company which is part of the joint venture or associate must also comply with the requirements of the Group's internal governance framework.

Progress has been made in identifying the Group's material controls ahead of the Board's declaration of their effectiveness from the 2026 annual report onwards. These future declarations will address updates to Provision 29 of the UK Code, which came into effect for financial years beginning on or after 1 January 2026. The Group already maintains an established risk management and internal control framework, and the revised Code introduces enhanced disclosure expectations in relation to material controls.

In line with these forthcoming requirements, additional focus is being applied to the assessment of any weaknesses relating to material controls. The Audit Committee has been kept informed of the work undertaken to identify material controls with reference to the Group's material risks and the methodology being developed to evaluate their effectiveness.

Three lines model

First line (risk-taking and management)

- Takes and manages risk exposures in accordance with the risk appetite, mandate and limits set by the Board;
- Identifies and reports the risks that the Group is exposed to, and those that are emerging;
- Promptly escalates any limit breaches or violations of risk management policies, mandates or instructions;
- Identifies and promptly escalates significant emerging risk issues;

- Establishes and maintains appropriate and effective structures, processes and controls for the management and mitigation of risks and issues/incidents on a day-to-day basis;
- Manages the business to ensure full compliance with the Group risk management framework as set out in the GGM; and
- Ensures adherence to all relevant regulations.

Second line (risk control and oversight)

- Assists the Board to formulate the risk appetite and limit framework, risk management plans, risk policies, risk identification, measurement, assessment and risk reporting processes; and
- Reviews and assesses the risk-taking activities of the first line, and where appropriate challenges the actions being taken to manage and control risks and approves changes to controls.

Third line (independent assurance)

- Provides independent assurance on the design, effectiveness and implementation of the overall system of internal controls, including governance structures and processes, risk management and compliance.

Each business must implement a governance structure based on the three lines model proportionate to its size, nature and complexity, and to the risks that it manages.

Effectiveness of controls

As outlined by provision 29 of the 2018 UK Code and provisions D.2.1, D.2.2 and D.2.3 of the HK Code, the Board reviewed the effectiveness and performance of the system of risk management and internal control during 2025. This review covered all material controls, including financial, operational and compliance controls, risk management systems, budgets and the adequacy of the resources, and the qualifications and experience of staff of the Group's accounting, internal audit, financial reporting and sustainability functions. The review identified areas for improvement and the necessary actions that have been or are being taken. The audit committees at Group and Material Subsidiary levels collectively monitor outstanding actions regularly, ensuring that adequate resources and attention are directed towards resolving them within a reasonable time frame.

The Board confirms that there is an ongoing process for identifying, measuring and assessing, managing and controlling, and monitoring and reporting the significant risks faced by the Group and confirms that the system remains effective.

Audit Committee report



'Our priorities were the transition to TEV reporting and overseeing the multi-year transformation of our Finance function as the business grows and develops in line with our strategy.'

Committee's purpose

The Committee is responsible for oversight and review of financial reporting. The Committee also oversees the effectiveness of the internal control and risk management framework, including the effectiveness of financial and non-financial reporting controls, and is responsible for making the relevant disclosures in the Annual Report. In addition, it considers the effectiveness and objectivity of the internal and external auditors.

More information about the Audit Committee can be found in its terms of reference, which are available at www.prudentialplc.com/en/investors/governance-and-policies/board-and-committees-governance

Committee performance

The operation of the Committee was reviewed as part of the annual Board performance review. No material issues were identified. The Committee discussed the output of the evaluation and agreed areas of focus. These are included in the consolidated outcomes of the 2025 Board performance review on page 177.

Membership and 2025 meeting attendance

Committee members	Member since	2025 meetings[1]
Jeanette Wong, Chair	May 2021 (Chair since March 2024)	15/15
Jeremy Anderson	January 2020	15/15
Arijit Basu	September 2022	15/15
Guido Fürer	July 2025	8/8
Mark Saunders	April 2024	15/15
Amy Yip[2]	March 2021	11/13

(1) The Committee held five scheduled meetings, plus six additional shorter meetings to consider periodic financial reporting. In addition, the Committee held two joint meetings with the Risk Committee and two joint meetings with the Sustainability Committee.
(2) Amy Yip was unable to attend one scheduled meeting and one of the joint meetings due to conflicting commitments. She retired from the Board with effect from 31 October 2025.

Regular attendees

- Chair of the Board
- Chief Executive Officer
- Chief Financial Officer
- Chief Risk and Compliance Officer
- Company Secretary
- Chief of Financial & Capital Reporting
- Chief Internal Auditor
- External Audit Partners

Committee diversity


Male 4
Female 1

Dear shareholder

I am pleased to present our Report outlining the key activities and themes that the Committee focused on during the year.

Our 2025 agenda focused on financial reporting and controls. 2025 was our first year of reporting on a Traditional Embedded Value (TEV) basis. The 2024 Annual Report and Accounts included TEV information to provide comparatives for the 2025 TEV financial statements and reporting since then has been solely on a TEV basis. A key focus of the Committee has been overseeing the transition to TEV, including reviewing the assumptions underpinning the framework, such as the calibration of risk discount rates. We hope that shareholders find the increased comparability of our reporting to key peers useful.

A further priority was overseeing the multi-year programme to transform the Group's Finance function. The project is assessing the capabilities and tools required across financial, actuarial and management reporting to ensure that the Finance function continues to operate in an effective and efficient way as the business grows and develops in line with our Group strategy. The Committee has remained focused on the safe delivery of the programme and supporting the realisation of its intended benefits, receiving detailed updates from the project team in May and October.

Ahead of changes to the declarations required under the UK Corporate Governance Code regarding the effectiveness of material controls, which came into effect for financial years beginning on or after 1 January 2026, the Committee spent time understanding the new requirements and evolving best practice for such declarations and oversaw the preparations for the new requirements. We will report on this new basis within the 2026 Annual Report and Accounts.

We continued to work closely with other Board committees. We held two joint meetings with the Risk Committee in May and October, which focused in particular on technology risks. Holding these meetings jointly enabled us to combine our expertise and discuss the topics and challenges in more depth.

The Committees together received a status update on our two-year programme to enhance the Group's control environment as a key enabler for achieving our growth strategy, in which controls are efficiently managed to accelerate value through operational and financial discipline. The programme has progressed well in delivering the expected enhancements and our focus will now move on to monitoring the successful embedding across the organisation.

We also met jointly with the Sustainability Committee in March and December to discuss non-financial reporting controls and receive an update on Sustainability reporting requirements across our markets.

Jeremy Anderson (Chair of the Risk Committee) and I continued to work closely with our counterparts in our subsidiaries. I maintained my regular engagement with the Chairs of our Material Subsidiaries and extended this to include the Chairs of the largest next-tier operating subsidiaries. We held two governance forums for the members of audit and risk committees in those subsidiaries to discuss common issues and share best practice, in particular focusing on the role of audit committees in overseeing the Group's risk management and internal control framework.

More detail on our activities is provided in the report overleaf.

Jeanette Wong
Chair of the Audit Committee

Key committee activities in 2025

March
- Full-year reporting;
- Annual review of risk management and internal controls;
- Internal audit effectiveness;
- Consideration of auditor re-appointment; and
- Oversight of non-financial reporting (jointly with the Sustainability Committee).

April
- Q1 Business performance update; and
- Externally-facilitated education session: Provision 29 of the UK Corporate Governance Code.

May
- Projects: transformation of the Finance function and preparation for Provision 29;
- Bi-annual actuarial update;
- External auditor: effectiveness review and audit engagement terms;
- Annual report on Speak-Out programme; and
- Technology risk management (jointly with the Risk Committee).

July
- Half-year reporting; and
- Preparation for material controls reporting under Provision 29.

August
- Half-year reporting.

October
- Transformation of the Finance function;
- Auditor independence policy annual review;
- Technology risk management (jointly with the Risk Committee); and
- Control environment enhancement project (jointly with the Risk Committee).

November
- Q3 Business performance update.

December
- Full-year reporting;
- Bi-annual actuarial update;
- 2026 Internal audit plan;
- Review of risk management and internal controls; and
- Non-financial reporting controls for full-year 2025 reporting (jointly with the Sustainability Committee).

2026 priorities
- Oversight of AI, data and cyber controls (in collaboration with the Risk Committee);
- Oversight of risk management and internal control framework effectiveness and monitoring under new requirements (Provision 29, UK Code); and
- Monitoring the ongoing transformation of the Finance function.

The Company complied with the Audit Committees and the External Audit: Minimum Standard (the Minimum Standard) in 2025. The Committee has undertaken the activities as discussed in this report to meet the requirements of the Minimum Standard.

Accounting judgements and estimates supporting the Group's results

One of the Committee's key responsibilities is to monitor the integrity of periodic financial reports. This includes the Half Year Financial Report, the Annual Report and Accounts (including compliance with the GWS public reporting requirements), associated results announcements and Form 20-F disclosures. The Committee also reviews the quarterly business performance updates provided for the first and third quarters.

In reviewing these and other items, the Committee receives reports from management and, as appropriate, reports from internal and external assurance providers. When considering financial reporting matters, the Committee assesses compliance with relevant accounting standards, regulations and governance codes focusing on key areas of judgement and complexity.

No material changes were made to the Group's IFRS accounting policies during 2025, as set out in note A3.

Assumptions setting

The Committee reviewed the key assumptions and judgements supporting the Group's IFRS results, including those made in valuing the Group's insurance contract balances, investments and intangible assets. The Committee also reviewed the assumptions underpinning the Group's TEV results.

Insurance contract balances

The measurement of insurance contract balances is based on the best estimate of future cash flows, including those to and from policyholders, over a long period of time. These estimates can, depending on the type of business, be highly judgemental. Critical IFRS accounting policies, estimates and judgements on the measurement of contract liabilities are set out in note A3, with further details on products and the measurement of contractual service margin (CSM) provided in note C3. The sensitivity of the Group's metrics to key economic and non-economic assumption changes is set out in note C6 for IFRS and note 3 for TEV. The Committee considered proposed changes to assumptions and other estimates in advance of 2025 reporting. Key assumptions considered were:

- The persistency, mortality, morbidity (including expectations of future medical costs inflation and related premium rises) and expense assumptions (including consideration of future expense levels anticipated in the business plan) within insurance businesses. When assessing these assumptions, the Committee considered recent experiences and whether adverse variances were expected to be short term in nature; and
- Economic assumptions, including investment returns, associated risk discount rates for TEV and related illiquidity premiums for IFRS. Note A3 sets out the Group's approach to setting risk discount rates, incorporating illiquidity premiums, for IFRS.

The Committee was satisfied that the assumptions adopted by management were appropriate.

Valuation of investments

The Committee received information on the carrying value of investments in the Group's balance sheet which acknowledged that most of the Group's investments continued to be based on quoted prices in an active market (circa 82 per cent being included in level 1 as at 31 December 2025). Further information on the valuation of assets is contained in note C2 of the IFRS financial statements. On level 3 investments, the Committee noted that management had focused in the year on enhancing control around valuation, particularly how reviews of supporting information were performed and documented. Climate change does not directly impact fair values, particularly where these are built on observable inputs (i.e. level 1 and level 2); however, the impact of environmental risks on the Group's assets and liabilities is discussed in more detail in note C6 of the IFRS financial statements, the Risk review and the Sustainability report. The Committee agreed that, overall, investments were valued appropriately.

Intangible assets

The Committee received information to enable it to review the carrying value of certain intangible asset balances, principally the Group's distribution rights asset and goodwill. After reviewing the information provided and considering the results of the work performed by management, the Committee was satisfied that the carrying value of the intangibles reviewed was appropriate. More information on the Group's intangibles is contained in note C4 of the IFRS financial statements.

2025 corporate transactions

The Committee received information from management on accounting for specific corporate transactions that took place in 2025. This included the settlement of a dividend claim made by Detik Ria, the 49 per cent shareholder in Sri Han Suria Sdn Bhd, the holding company of Prudential Assurance Malaysia Berhad, which resulted in a small increment to the Group's IFRS shareholders' equity, and the gain through the sale of shares arising upon the initial public offering of ICICI Prudential Asset Management Company Limited.

Other financial reporting matters

Going concern and viability statements

The Committee considered various analyses from management on the capital and liquidity positions at both Group and parent company level, taking into account the Group's principal risks. This included an assessment of the impact that different stress scenarios may have on the Group's business plan and its resilience to those threats. Following this review, the Committee recommended to the Board that it remains appropriate to adopt the going concern basis of accounting in preparing the financial statements and that the disclosures in the 2025 Annual Report and Accounts on the Group's longer-term viability are both reasonable and appropriate.

Fair, balanced and understandable

The Committee carried out a formal review of whether the 2025 Annual Report and Accounts are 'fair, balanced and understandable' as required by the UK Corporate Governance Code. In particular, it considered whether the report gives a full picture of the Group's business model, strategy, financial position and performance in the year, with important messages appropriately highlighted. The consideration included key developments arising in the year, how progress against the Group's key strategic objectives is presented in the Annual Report, and the balance of discussion of performance across the Group's operations and segments. Other aspects considered included the level of consistency between financial statements and management narrative sections and the prominence of alternative performance measures, and risk disclosures.

After completion of its detailed review, the Committee agreed that, taken as a whole, the Group's 2025 Annual Report and Accounts are fair, balanced and understandable.

Taxation

The Committee regularly received updates on the Group's tax matters and provisions for certain open tax items, including tax matters in litigation. The Committee agreed that the level of provisioning adopted by management is appropriate. In 2025, the Committee reviewed the effects on the Group's reported results of the introduction of a global minimum tax rate of 15 per cent, which became fully effective for the Group in 2025. It also reviewed the associated disclosures of the change – see notes B3 and C7 of the IFRS financial statements for further information. The Committee reviewed and approved the annual update of the Group's Tax Strategy information ahead of publication on the website.

Parent company financial statements

The Committee reviewed the parent company profit and loss account and balance sheet, which includes the recoverability of the parent company's investment in subsidiaries by assessing and confirming that the net assets of the relevant subsidiaries (approximating their minimum recoverable amount) were in excess of their carrying value at the balance sheet date.

External audit

External audit effectiveness

The Group's external auditor is Ernst & Young LLP (EY) and oversight of this relationship is one of the Committee's key responsibilities. Matters considered by the Committee in the year included:

- EY's detailed audit strategy for the year, approach to risk assessment and coverage of the audit response to highlighted significant risks;
- EY's approach to Group materiality setting and their proposal on how that is applied to individual business units;
- EY's knowledge around the key assumptions, and their insight and constructive challenge to management by highlighting where those assumptions are positioned on a range;
- EY's insight around the key accounting judgements and estimates and demonstration of professional scepticism in dealing with management;
- The outcome of management's internal evaluation of the auditor and audit quality, as discussed below; and
- Other external evaluations of EY, with a focus on the FRC's Annual Quality Review.

The Committee maintains an open dialogue on emerging risks and issues with the EY Group Lead Partners via a regular schedule of meetings aligned to key reporting milestones. In 2025, the Committee met with EY's Group Lead Partners without management present on two separate occasions.

Management's internal evaluation of EY

This was conducted in May 2025 using a questionnaire seeking input from Committee members, members of Material Subsidiary audit committees, the CFO and the Group's senior financial leadership. The survey asked questions covering EY's knowledge and expertise (including industry insight), professional scepticism and challenge, audit process, and quality of both written and oral communications. Comments as well as a numerical score were collected and analysed. The feedback supported the conclusion that the audit performed by EY was carried out to a high standard and demonstrates an appropriate degree of challenge to management. While some areas of improvement were identified, no material concerns were raised. EY was given the opportunity to respond to the findings and EY discussed proposed improvements to address specific points raised in the evaluation.

FRC audit quality inspection of EY

When assessing the audit quality of EY, the Committee reviewed the inspection results published by relevant regulators in respect of the firm. In July 2025, the FRC published its 2024-2025 Audit Quality Inspection findings in respect of EY and other large UK audit firms, carried out by its Audit Quality Review (AQR) team. In July 2025, the Hong Kong AFRC also published its 2024-2025 Annual Inspection Report for Hong Kong audit firms. Both reports showed improvements in overall grades for EY from the prior year. Overall, the Committee was satisfied that no specific actions were needed for the Prudential plc 2025 audit as a result of the FRC AQR inspection findings.

Auditor independence and objectivity

The Committee monitors auditor independence and objectivity, which is supported by the Group's Auditor Independence Policy (the Policy). The Committee reviews and approves any changes to the Policy annually. The Policy sets out the circumstances in which the external auditor may undertake non-audit services and is based on four key principles, which specify that the auditor should not:

– have a mutual or conflicting interest with the Group;
– audit its own firm's work;
– act as management or employees of the Group; or
– be placed in a position of advocacy for the Group.

The Policy has two permissible service types: those that require specific approval by the Committee on an engagement basis, and those that are pre-approved by the Committee with an annual monetary limit capped at no more than five per cent of the Group audit fee in the proposed year and capped at $65,000 individually. Non-audit services undertaken by EY were agreed prior to the commencement of work and were confirmed as permissible for the external auditor to undertake in accordance with the Policy, which complies with the rules and regulations of the FRC's Revised Ethical Standard (2024), the US Securities and Exchange Commission (SEC) and the standards of the Public Company Accounting Oversight Board (PCAOB).

The Committee monitored the nature and extent of non-audit services on a regular basis to ensure the provision of such services complied with the Policy and did not impair the auditor's objectivity or independence. The Committee noted that EY typically only performed non-audit services where they complemented its role as external auditor, for example, the review of half-year and TEV basis results or additional assurance to support capital market announcements.

In keeping with professional ethical standards, EY provided regular updates and confirmed on a bi-annual basis its independence to the Committee, setting out the supporting evidence such as details of non-audit services and the potential threats and related safeguards in providing those services. The confirmation was included in a report that was considered by the Committee prior to publication of the financial results.

The Committee will continue to monitor developments to ensure the Group's policies and processes around audit effectiveness and independence evolve in line with market practice.

Fees paid to the external auditor

The fees paid to EY for the year ended 31 December 2025 amounted to $16.3 million, of which $4.2 million were total amounts payable in respect of non-audit services, except those required by law and regulation as defined by the FRC's Revised Ethical Standard (2024). A breakdown of the fees payable to EY can be found in note B2.4 of the IFRS financial statements. The FRC cap on the ratio of non-audit fees over average audit fees for the past three years is only applicable for the year ending 31 December 2026, being the fourth year of EY being the Group's external auditor.

The $4.2 million of non-audit services referenced above included the review of the Group's half-year financial statements, TEV disclosures and other limited assurance work. In all cases, EY was considered the most appropriate firm to carry out the work, given their knowledge of the Group and the accumulated expertise gained from running these engagements alongside the main audit. All non-audit services were pre-approved by the Committee and were in line with the Policy discussed above.

Reappointment of the external auditor

EY completed its third audit of the Group since appointment at the Company's AGM in May 2023 following the competitive tender process in 2020. Based on the outcome of the effectiveness evaluation, discussed above, and all other considerations, the Committee concluded that there was nothing in the performance of the auditor that would require a change at the next AGM. The Committee, therefore, recommends that EY be reappointed as the auditor, with John Headley remaining as the Group Lead Partner. A resolution to this effect will be proposed to shareholders at the 2026 AGM. Under the relevant audit tender rules, the Company is required to conduct its next audit tender before the audit of the financial year 2033.

Throughout the 2025 financial year, the Company complied with the provisions of the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 issued by the UK Competition and Markets Authority.

Whistleblowing

Speak Out

The Group continues to operate a Group-wide whistleblowing programme ('Speak Out'), hosted by an independent third party (Navex). The Speak Out programme received ad hoc reports through a wide variety of channels, including a web portal, QR code, free-to-call hotlines, emails and letters. Reports are captured, confidentially recorded by Navex and triaged by Group Investigations before being investigated by the appropriate in-house teams.

The Committee is responsible for overseeing the effectiveness of the Group's whistleblowing arrangements. The Committee received regular reports of the most serious cases and other significant matters raised through the programme, together with the actions taken to address them. The Committee was also briefed on emerging Speak Out trends and themes, causal factors and post-investigation remediation. The Committee may request, and has requested, further reviews of particular areas of interest where it considered additional scrutiny appropriate.

Through an annual Speak Out report and quarterly updates, the Committee reviews the Group's Speak Out programme, satisfying itself that it continues to comply with legal, regulatory and governance requirements. The Committee also considered the consistency of approach adopted across subsidiary audit committees, where locally recorded Speak Out events, themes and trends are reported and considered. Where relevant, the Committee requested information on the sharing of lessons learned.

The Committee regularly spent time privately with the Group General Counsel (who has ultimate responsibility for the operation of the Speak Out programme) to understand outcomes of investigations, ensure that investigations were adequately resourced and appropriately managed, that there had been no retaliation against anyone making a report and that investigations were not improperly influenced.

An annual assessment of Speak Out arrangements is undertaken by an independent UK-based whistleblowing charity, 'Protect' and benchmarked against peers. The assessment confirmed that the Group's programme continued to perform well and in accordance with best practice.

Internal audit

Regular reporting

The Committee received regular updates from Group-wide Internal Audit (GwIA) on audits conducted and management's progress in addressing audit findings within agreed timelines. Any delays in implementing remediation actions were escalated to the Committee and subject to enhanced scrutiny.

The independent assurance provided by GwIA formed a key part of the Committee's deliberations on the Group's overall control environment. During 2025, the areas reviewed included: strategic change initiatives, customer outcomes, technology security, financial risk and financial controls, operations, outsourcing; and regulatory compliance.

The Chief Internal Auditor reports functionally to the Committee Chair and has direct access to the Chair of the Board and to the CEO. For administrative purposes (excluding strictly all audit-related matters), the Chief Internal Auditor has a reporting line to the CRCO. In addition to formal Committee meetings, the Committee meets with the Chief Internal Auditor in private to discuss matters relating to, for example, the effectiveness of the internal audit function, significant audit findings and the risk and control culture of the organisation. Where internal audit has identified high priority audit findings, the Committee typically asks the accountable executive to attend the following Committee meeting in order to provide an update on the remedial actions being taken.

The Committee Chair also meets with the independent quality assurance provider engaged by GwIA to discuss the outcome of the quality reviews of GwIA's work and actions arising.

Annual internal audit plan and focus for 2026

GwIA operates a 12-month audit planning approach, which provides the Committee with a view of the planned audit coverage and resources needed for the next 12 months, with a formal reassessment being conducted at the half-year point to reflect topical control issues, changes in risk profile and/or regulatory focus and business initiatives. In December 2025, the annual internal audit plan and audit resources for 2026 were approved.

The 2026 internal audit plan was based on a bottom-up risk assessment of audit needs. These were mapped against various metrics and based on a top-down approach to compliance. The plan was then assessed against a series of risk and control parameters, including the top risks identified by the Risk Committee, to verify that it was appropriately balanced between financial matters, business change, and regulatory and operational risk drivers, and provides appropriate coverage of key risk areas and audit themes. Key areas of focus for this plan are: transformation and change management; customer outcomes; technology; financial risk and financial controls; operations; investment management; outsourcing; and risk management and regulatory compliance.

Effectiveness of internal audit

The Committee is responsible for the approval of the GwIA charter, audit plan and resources, and monitors the effectiveness of the function.

The Committee assesses the effectiveness of GwIA through a combination of External Quality Assessment (EQA) reviews, required every five years, and an annual quality assurance (QA) internal effectiveness review.

The last EQA review was conducted in Q4 2021, with GwIA being assessed as a mature function and receiving the highest rating (Generally Conforms) under the Institute of Internal Audit's framework. Based on the 2025 internal effectiveness review, a self-assessment performed by the internal audit function (supported by the third-party quality assurance team engaged by GwIA), the Committee concluded that GwIA had continued to operate independently of management and in compliance with the requirements of the Global Internal Audit standards in all material aspects and had remained aligned to mandated objectives during 2025.

Internal control and risk management

Internal control and risk management framework

The Committee is responsible for reporting and making recommendations to the Board on the effectiveness of the Group's system of risk management and internal control.

The Committee received particular information on the operation and effectiveness of the financial reporting controls throughout the year. Together with the Sustainability Committee, it also received an overview of the non-financial metrics reported in the Annual Report and the controls that support this non-financial reporting. These controls focus on the metric being clearly defined and on ownership and review of the data reported within the Group. The Committee also discussed the scope of external assurance obtained on certain climate-related reporting metrics.

The Committee considers the outcome of the annual review of the system of risk management and internal control, noting areas for improvement and the actions that have been implemented or are in progress.

Changes to internal control and risk management requirements

The Committee undertakes an annual effectiveness review of the internal control and risk management framework on behalf of the Board, with regular focus on specific emerging risk themes, which supports the external reporting process. In preparation for changes to the requirements under the UK Code, which we will report against starting from the 2026 Annual Report, the Committee held an externally-facilitated workshop to better understand the new requirements of Provision 29 and the amendment to Principle O and evolving best practice in implementing them. The Committee considered guidance on defining and identifying material controls, Board responsibilities, the scope of risk and control coverage, and features of effective risk management and internal control frameworks.

In subsequent meetings, the Committee considered the definition of material control in the Group's context, the approach to identifying material controls, and the proposed assurance approach that will support the Committee and Board when making future declarations on the effectiveness of material controls. More details on Prudential's internal control and risk management framework are available on page 179.

Group Governance Manual

The Group Governance Manual (GGM), which includes the Group Code of Conduct, Group Governance Framework and the Joint Venture Oversight Framework, sets out the general principles by which Prudential conducts its business and the standards expected, and defines the Group-wide approach to governance, risk management and internal control.

Exemptions and breaches of mandatory requirements outlined in the Group-wide policies, standards, and delegated authorities are monitored, with remedial actions taken as necessary. All staff and applicable contingent workers are expected to submit an annual declaration confirming compliance with the Group Code of Conduct.

Risk Committee report



‘We continued to focus on the volatile geopolitical and macroeconomic landscape throughout the year, assessing and responding to the risks to our operations and capital requirements.’

Committee’s purpose

The Committee is responsible for oversight and review of the Group’s risk appetite, tolerance and strategy. It monitors current and potential future risk exposures, the effectiveness of the Group’s risk management framework and adherence to the various risk policies and regulatory obligations.

More information on the Risk Committee can be found in its terms of reference, which are available at www.prudentialplc.com/en/investors/governance-and-policies/board-and-committees-governance.

Committee performance

The operation of the Committee was reviewed as part of the annual Board performance review. No material issues were identified. The Committee discussed the output of the evaluation and agreed areas of focus. These are included in the consolidated outcomes of the 2025 Board performance review on page 177.

Membership and 2025 meeting attendance

Committee members	Member since	2025 meetings[1]
Jeremy Anderson, Chair	January 2020 (Chair since May 2020)	8/8
Guido Fürer	July 2025	5/5
George Sartorel	May 2022	8/8
Mark Saunders	April 2024	8/8
Claudia Suessmuth Dyckerhoff[2]	January 2023	6/8
Jeanette Wong	May 2021	8/8

(1) The Committee held five scheduled meetings, plus two joint meetings with the Audit Committee. One short meeting was held to discuss the risk aspects of the Group Business Plan.
(2) Claudia Suessmuth Dyckerhoff was unable to attend one scheduled meeting and one joint meeting with the Audit Committee due to conflicting commitments.

Regular attendees

- Chair of the Board
- Chief Executive Officer
- Chief Risk and Compliance Officer
- Chief Financial Officer
- Company Secretary
- Chief Internal Auditor

Members of the Risk, Compliance and Security leadership team are invited to attend each meeting as appropriate.

Committee diversity


Male 4
Female 2

Dear shareholder

I am pleased to report on the Committee's activities and areas of focus in 2025.

We continued to focus on the volatile geopolitical and macroeconomic landscape throughout the year, assessing and responding to the risks to our operations and capital requirements. Of note were our discussions on managing the impact of the US tariff announcements in April on the Group's operations, and the management of market and liquidity risks against that backdrop, which was closely monitored by the Committee.

We continued to monitor significant regulatory changes impacting the Group and evolving expectations of governments and regulators in our markets, especially as many of our markets continue to experience high levels of medical cost inflation.

In our annual assessment of top risks, we tightened our focus on the most significant risks to the Group. Key risk themes monitored by the Committee included risks to the delivery of our strategic objectives, and risks arising from strategic initiatives including transformation and distribution models, as well as risks associated with technology. In addition, we discussed the management of risks arising from persistency, morbidity, investment performance, third parties and outsourcing, and material joint ventures affecting the Group's risk profile.

We regularly invite Chief Risk Officers from our local business units to attend our meetings and brief the Committee on the specific risks and challenges they face in their markets. This provides useful additional context to help the Committee identify and monitor top risks and other material risks. In 2025, we heard from the CROs from Hong Kong, Eastspring, Indonesia and Vietnam.

I also speak regularly with the Risk Committee Chairs in our Material Subsidiaries, and expanded this during the course of the year to also include the Risk Committee Chairs of the next tier of operating subsidiaries.

We continued to collaborate with other Board committees, holding two joint meetings with the Audit Committee. These focused on technology risk and our two-year programme to enhance the Group's control environment, as a key enabler for achieving the Group's growth strategy. Following the successful delivery of the desired enhancements, the focus will now be on monitoring effective embedding within the frontline. The Committee will continue to receive updates in 2026.

Following an assessment of the risk culture in the organisation, we reviewed the outcomes and identified targeted actions to further strengthen risk culture and improve consistency across the Group.

As for all financial services groups, cyber security is a key area of focus. As well as looking at the Group's arrangements for defending against, identifying and responding to attacks, we also considered the arrangements of our key third-party suppliers, seeking to learn lessons from high profile cyber attacks on other companies. We have strengthened our technology governance, with particular focus on foundational technology controls, data and AI.

Key activities and other regular activities are described overleaf.



Jeremy Anderson
Chair of the Risk Committee

Key committee activities in 2025

March
- Approval of top risks;
- Business focus – Hong Kong, China and Eastspring;
- Emerging risks – medical claims cost, investment risk/ALM, competitive market dynamics;
- Management of participating products; and
- Annual update on Anti-Bribery & Corruption and on Anti-Money Laundering, Counter Terrorist Financing & Sanctions.

May
- Annual approval of documents for submission to the Hong Kong IA;
- Business focus – Hong Kong and Vietnam;
- Annual product portfolio review;
- Material Group outsourcing arrangements; and
- Technology risk management (jointly with the Audit Committee).

July
- GIECA methodology – risk implications connected with the transition from EEV to TEV;
- Business focus – Indonesia;
- Foreign ownership rules; and
- Risk considerations regarding the incentive design for the CEO and other members of the GEC.

October
- Business focus – Hong Kong and Vietnam;
- Annual Group risk framework review;
- Model risk management;
- Evolving regulatory capital standards;
- Technology risk management, including cyber security (jointly with the Audit Committee); and
- Control environment (jointly with the Audit Committee).

December
- Business focus – Hong Kong;
- Risk modelling assumptions – annual review;
- Risk appetite and limits – annual review;
- Annual review of the Risk and Compliance function effectiveness and approval of the 2026 Risk and Compliance plan;
- Joint venture oversight; and
- Alternative assets investment process.

2026 priorities
- Further refine agendas in order to allocate more Committee time to the most significant topics;
- Increase our focus on technology, cyber and AI risks;
- Deep dive into the new methodology for our Group Internal Economic Capital Assessment model; and
- Deep dive into Reinsurance following the establishment of our Bermuda-based reinsurance entity.

Other activities during 2025

In addition to the key activities highlighted above, the Committee considered the following matters within its remit during the year:

Risk Management

The Committee stayed abreast of evolving internal and external incidents and risk events throughout the year. It evaluated the Group's top risks and considered recommendations for the inclusion of additional risks in this category and changes to the scope of existing top risks. These top risks shape the Committee's oversight and the reporting to the Committee, and drive the focus of activities by the Risk and Internal Audit functions.

A significant part of each meeting is dedicated to reporting by the Group CRCO and his team. The regular CRCO report typically highlights the Group's exposure to and management of its principal risks, emerging risk themes, material joint ventures impacting the Group's risk profile, external developments (including regulatory changes) and material transformation initiatives. The Committee Chair provided regular updates on Material Subsidiary risk committees and their focus on key risks, operating landscape and business challenges, supplemented by updates from the CRCO on management actions.

The Risk Committee agreed the planned second line risk reviews, deep dives, assurance reviews and read-across reviews. These were reported to the Committee over the course of the year, in particular focusing on participating fund management, technology risk, model risk, third-party and outsourcing management, financial crime, sustainability risk and product-related key risks. The Committee also commissioned other reviews and read-across exercises as incidents and/or issues arose throughout the year.

The strength of the Group's capital and liquidity positions was closely monitored by the Committee to ensure the Group remained resilient, to safeguard the interests of stakeholders. The Committee reviewed the results of stress and scenario testing, a key tool for identifying and measuring risks, to ensure the Group remained in a robust financial and operational condition when under severe stress, and that established governance frameworks and procedures were in place for senior management to respond to actual and potential severe stress scenarios. Testing concluded that extreme stresses would be required to breach the Group's recovery activation measures.

Risk and Compliance Framework, including appetite and tolerance, and Risk Governance

The Committee approved updates to the Group Risk Framework and its associated policies and recommended them to the Board for approval where necessary, as part of the annual review, to ensure they remain fit for purpose and align with the Group Governance Manual. The Committee also reviewed the Group Risk Appetite and recommended risk appetite and tolerance changes to the Board for approval. Regular reports of any breaches of the Group's risk appetite and mitigating actions were provided to the Committee throughout the year.

Subsidiary and joint-venture risk governance reviews, and progress updates on the enhancement of joint-venture oversight, were presented to the Committee to ensure appropriate governance arrangements are adopted.

Jointly with the Audit Committee, the Risk Committee is overseeing a Group-wide control enhancement programme aimed at strengthening the Group control environment and uplifting resilience through a number of targeted workstreams, with key areas of focus including: business controls, assurance, risk and control framework, governance and reporting, and risk culture. Updates were provided to a joint meeting of the Risk and Audit Committees.

The Committee remained agile and considered risk and compliance-related findings, as well as other cultural indicators related to risk management and tolerance identified by Internal Audit or other functions.

Strategies and Business Plans

As part of its role in overseeing and advising the Board on future risk exposures and strategic risks, the Committee reviewed the risk assessment of the 2025-2028 Group Business Plan, which highlighted key financial and non-financial risks in respect of the plan and the achievement of the Group's strategic objectives.

External and Regulatory Reporting

Key reports reviewed and, where necessary, recommended to the Board for approval by the Committee before submission to the Hong Kong Insurance Authority (IA) included:

- The Group's Own Risk and Solvency Assessment;
- The Group's Recovery Plan, supported by the Group Crisis Procedure and Liquidity Risk Management Plan;
- The Group Internal Economic Capital Assessment (GIECA) assumptions and methodology changes following transition from EEV to TEV, and bi-annual GIECA results; and
- The FY24 Insurance Capital Standard (ICS) results and updates on the future of ICS implementation, including potential impact on the Group.

The Committee also received regular reports on key regulatory compliance risks and mitigation activities across the Group's businesses. Updates covered material regulatory compliance risk issues or concerns, significant regulatory developments and landscape changes, major review findings and interventions, and key Compliance functional activities. These matters encompassed day-to-day business practices, conduct and customer outcomes, anti-fraud, anti-bribery and corruption, anti-money laundering, counter-terrorist financing, and sanctions risks. The Committee was also updated on the key matters arising from the annual Supervisory College and other notable regulatory interactions with the Hong Kong IA and other relevant regulators of the Group, and tracked the Group's progress in delivering agreed actions.

The Committee reviewed the Group's financial viability and operational resilience under a range of stress scenarios.

Risk and Compliance function

The Committee evaluated the effectiveness of the Risk and Compliance function, including its oversight of the Group's principal risks.

Remuneration

Throughout the year, the Committee advised the Remuneration Committee on risk management considerations associated with executive remuneration arrangements, including the assessment of proposed executive remuneration structures and outcomes, and the draft Directors' Remuneration Policy, which will be put to shareholders for approval at the 2026 AGM.

Nomination & Governance Committee report



'This year, the Committee, led by the Senior Independent Director, spent significant time on a robust process for the search for a new Chair. I was delighted when the Board decided to appoint Sir Douglas Flint to succeed me after I step down at the AGM in May 2026.'

Committee's purpose

The Committee is responsible for the oversight of Board and executive succession (unless considered by the Board), nominating candidates for appointment to the Board, oversight of Board performance and corporate governance matters. It assists the Board in retaining an appropriate balance of skills to support the strategic objectives of the Group, ensuring a formal, rigorous and transparent approach to the appointment of Directors, and maintaining an effective framework for succession planning. It also supports and advises the Board on governance arrangements.

More information on the role and responsibilities of the Nomination & Governance Committee can be found in its terms of reference, which are available at www.prudentialplc.com/en/about-us/corporate-governance-and-corporate-actions/governance-structure/

Committee performance

The operation of the Committee was reviewed as part of the annual Board performance review. No material issues were identified. The Committee discussed the output of the evaluation and agreed areas of focus. These are included in the consolidated outcomes of the 2025 Board performance review on page 177.

Membership and 2025 meeting attendance

Committee members	Member since	2025 meetings
Shriti Vadera	May 2020 (Chair since January 2021)	3/3
Jeremy Anderson	November 2022	3/3
Chua Sock Koong	May 2022	3/3
Sir Douglas Flint	March 2026	n/a
Ming Lu	May 2021	3/3
George Sartorel	May 2022	3/3

Regular attendees

- Chief Executive Officer
- Chief Human Resources Officer
- Company Secretary

Committee diversity



Male	4
Female	2

Dear shareholder

I am pleased to report on the key activities of the Nomination & Governance Committee during 2025.

The Committee's primary focus during the year has been the search for my successor. This process was led by Jeremy Anderson, our Senior Independent Director, and involved all Board members. I am extremely pleased that the Board has decided to appoint Sir Douglas Flint. I have known Sir Douglas for over 20 years and am confident that he is ideally positioned to lead the Group through its next stage of development and growth. He joined the Board on 4 March, and subject to his election by shareholders, he will take over the role of Board Chair and Chair of the Nomination & Governance Committee at the end of the Annual General Meeting and I will step down at that point. We are already working together closely on his induction and transition to the role to ensure a smooth succession. More details on the appointment process are set out below.

As I highlighted last year, a particular area of focus for the Committee was enhancing the Board's asset management experience. We welcomed Guido Fürer to the Board in July, and he also joined our Audit and Risk Committees. Guido brings a wealth of knowledge and expertise in respect of asset-liability management, insurance and asset management. He has completed his comprehensive induction programme and settled extremely well into the role.

In October, Amy Yip retired from the Board at the end of her six-year term. On behalf of the Committee and the Board, I would like to thank Amy for her valuable contribution to the Board during a time of significant change.

During my time as Chair, the Board has changed significantly in order to reflect the transformation of Prudential from a global financial holding company to an operating company focused on the long-term opportunities of Asia and Africa. Our Board succession plan has focused on the skills and experience required to reflect that transition and the continued delivery of our strategy. I am pleased with the mix of skills and experience now represented on our Board, in particular the deep operating experience in our key markets in Asia, and the balance of sectoral experience across insurance, asset management, and health. The Committee, under Sir Douglas's leadership, will continue to focus on ensuring that the Board has the skills and experience appropriate for the Group's long-term strategic goals. While all Directors have a strong digital understanding, the Committee will look to deepen the Board's expertise in respect of technology and AI.

The Committee and the Board are committed to diversity and we achieved 45% of women on our Board in 2024, increased from 27% when I joined in 2020. While we are pleased with the diversity of thinking of our Board members, brought about by their different experiences, we are very aware that gender diversity has fallen below the minimum standards required by the UK Listing Rules following the appointment of Dr Fürer and Sir Douglas, and the retirement of Amy Yip. The ratio will deteriorate further following my retirement in May. I am confident that under Sir Douglas's leadership, the Committee and the Board will continue to prioritise diversity in Board succession planning and that they are committed to restoring compliance with the target of 40 per cent.

The Committee also performed its usual role in overseeing the Board performance review, assessing Board members for election by shareholders and overseeing governance arrangements of the Group. The performance review concluded that good progress had been made addressing last year's recommendations and that the Board and its committees continued to operate effectively, whilst identifying areas for further enhancement

I would like to thank the Committee members for their diligence and contribution throughout the year.



Shriti Vadera
Chair of the Nomination & Governance Committee

Key Committee activities in 2025

March

- Non-executive Director succession planning and Committee membership review;
- Year-end consideration of matters relating to Board composition and directors' performance, underpinning the Committee's recommendation for the re-election of Directors at the 2025 AGM;
- Governance Report for the 2024 Annual Report;
- Board and Committee performance review – discussion of output; and
- Corporate Governance developments.

November

- Chair succession planning.

December

- Chair succession planning;
- Board evaluation – approach;
- Director induction; and
- Corporate Governance developments.

2026 priorities

- Continue Board succession planning, with particular focus on expertise in technology and AI;
- Continued focus on increasing diversity in Board composition; and
- Supporting a smooth transition of the Chair.

Appointment of Chair Designate of Prudential Plc

- Following a previous search for a Deputy Chair based in Hong Kong (which did not lead to an appointment), the search for potential candidates for the Chair role commenced after the 2025 AGM.
- Spencer Stuart were engaged to support the search in Asia and the UK.
- Following evaluation of a long-list of candidates, the SID and Chair held initial discussions with a number of potential candidates.
- A selection of candidates was interviewed, first by members of the Nomination & Governance Committee, the CEO and the Chair of the Audit Committee, and then by the remaining members of the Board.
- In addition to initial conversations conducted virtually, the CEO met with the short-listed candidates in person.
- The Nomination & Governance Committee and the CEO discussed feedback from the interviews and agreed a final short-list.
- The short-listed candidates met with the Board and presented their thoughts on the Group and its strategic opportunities and challenges, and answered questions.
- A thorough reference process was conducted to support the process.
- The Group's regulator was engaged before a final decision was reached by the Board.

Ensuring an effective succession process

- The appointment process was led by the SID.
- The SID chaired discussions in meetings of the Nomination & Governance Committee and the Board, and the Chair recused herself including from any decision-making.
- Between formal meetings, the SID kept Directors informed of progress with regular updates and discussions at each stage of the search process.
- He engaged the Group's regulator during the latter stages, and after the announcement offered to meet with top investors to answer questions they had on the process.

Sir Douglas is ideally positioned to lead the next stage of Prudential's development

- Sir Douglas has extensive experience leading global financial institutions and brings deep experience across the geographic regions in which we operate, together with his decades of leadership experience in banking, insurance and asset management.
- He has a wealth of established relationships in Asia and the UK and his deep knowledge of Asia and understanding of global finance is particularly important for Prudential and represented the best match to the role specification.
- He also has extensive experience in international trade and investments and in innovation and development in capital markets, which are important areas for Prudential as we enter the next phase of our growth.
- Sir Douglas is an experienced Chair with a long track record of leading boards, shaping strategy and forging effective relationships with CEOs.

Supporting a smooth transition

- Sir Douglas will receive a tailored induction programme in line with our usual approach to Non-executive Director induction, incorporating visits to key markets.
- As part of his induction, as well as meeting with Management at Group and Local Business Unit level, Sir Douglas will meet with various of the Group's advisers to get their external perspectives on the Group and will hold introductory meetings with the Company's top investors.
- As Chair-Designate, Sir Douglas will attend Board and Committee meetings in March and May and join the Board's visit to Beijing in April. The Chair will work closely with him during this period in order to hand over the role and key stakeholder relationships.

Board composition, skills and succession

The Committee continually reviews the leadership needs of the Group, including both Executive and Non-executive Directors. Board succession plans are supported and informed by the results of the annual Board performance review, individual Director evaluations and any skills gaps identified. Ongoing succession planning helps the Board maintain a balance in the mix of skills and experience of its members.

The Committee reviews the size, structure and composition of the Board and its principal committees and considers the balance of Non-executive to Executive Directors on the Board, the overall number of Directors and their respective skills and experience. The Chair also considers the needs of the Board and its committees as part of the annual Board performance review and the Committee discusses desired skills as part of succession planning throughout the year.

Non-executive Directors bring a range of industry experience, sector expertise and personal strengths to the Board. To support its assessment of skills and succession planning, the Committee maintains a skills matrix that helps map the Board's existing skills and identify any gaps relevant to the Group's strategic goals. The regular and ongoing review of potential new directors by the Committee allows for a controlled approach to the succession of new Non-executive Directors, and for a transition period in respect of Directors reaching the end of their tenure.

While the Committee does not consider there to be any immediate skills gaps on the Board to address, a key area of focus for the Committee is ensuring that the Board has the skills and experience to continue to oversee the Group's technology and AI strategy over the longer-term.

During 2025, the Committee also reviewed the membership of the Board's principal Committees and concluded that membership was appropriate.

Executive roles

Given the importance of executive succession planning to the successful delivery of the Group's strategy, the full Board discussed succession planning for the CEO and the other GEC roles. The approach to and methodology for CEO and GEC development and succession planning was refreshed by the CEO and CHRO in 2024 and is discussed with the Board on an annual basis. In 2025, the Board discussed the development and succession plans for individual GEC members, including the CEO, and succession and the actions being taken to renew and strengthen the succession pipeline.

Process for appointing new Directors

The Committee assists the Board to put in place a formal, rigorous and transparent approach to the appointment of new Directors. The process begins with the identification of a vacancy or desired skills. A candidate profile is prepared, reflecting the desired skills and experience, as well as the Board's diversity objectives, and specialist search consultants are engaged on behalf of the Committee. The

Committee selects candidates for the shortlist and interviews the chosen candidates, assessing them against the required skills and fit with the Company's culture. Other Board members also participate in the interview process depending on the particular appointment. The SID leads the Committee in the process of appointing a new Chair and the Chair leads the process for the appointment of a new CEO, involving all Non-executive Directors in the process.

Due diligence checks run alongside, which commence at an early stage to ensure there are no undue delays to the search and appointment process, and Prudential liaises with the relevant regulatory authorities. The Committee is kept up to date as needed.

During the year, the Committee engaged Spencer Stuart and Egon Zehnder to support searches for Non-executive Directors. Both firms are also engaged by the Group for management recruitment. There are no other connections to Prudential or to any of the Directors.

Directors' induction, training and development

Working with the Chair, the Committee oversees the process by which each new non-executive appointee is provided with a tailored induction programme. The induction programme for new Non-executive Directors covers a series of core topics, including an overview of the Group, its key businesses and the control environment, as well as content tailored to reflect the new Board member's role, their prior industry experience and any particular needs identified during the recruitment process. For those who have not previously held a non-executive role, the programme also includes sessions to help the new Director transition successfully from an executive career to a non-executive role. New Board members are also typically assigned a longer-tenured Non-executive Director to support them in their new role and provide advice and feedback. New Directors usually join the Audit or Risk Committee to develop their knowledge of the business. During 2025, the Committee oversaw the induction for Guido Fürer.

All Directors have the opportunity to discuss their individual development needs as part of their Director evaluations and are encouraged to ask for specific updates during the year. At the end of the year, suggested topics are shared with the Board for feedback. Directors are asked to provide information on any external training or development on a yearly basis. All Directors have the right to obtain professional advice at Prudential's expense.

+ > *A schedule of training for Board and Committee members during the year is available on page 175.*

Board, Committee and Director performance reviews

The Committee oversees the performance review of the Board, its committees and individual Directors, and considered the approach to the internal reviews carried out in respect of performance during 2025. No material issues were identified in respect of the operation of the Board or the principal Committees, which were included in the Board evaluation. The findings were presented to the Board and the Committee in March 2025 and are described on page 177.

Following evaluation, the Committee decided that each of the Directors continued to perform effectively and was able to devote appropriate time to their responsibilities, and that the Board and its Committees had an appropriate combination of skills, experience and knowledge.

In support of this decision, the Committee found that the Non-executive Directors continued to demonstrate the desired attributes and contribute effectively to decision-making, and that they exercised sound judgement in holding Management to account. As a result, the Committee recommended these Directors for re-election at the 2026 AGM (excluding the Chair, who will not stand for re-election).

Induction of Guido Fürer

Guido joined the Board on 1 July as an independent Non-executive Director and member of the Audit and Risk Committees. He received an extensive induction programme, overseen by the Company Secretary and the Chair, which was tailored to his role and background, and provided him with an understanding of the Group's business, strategy, performance, operations and culture, as well as the interests of the Group's key stakeholders.

Guido participated in Board deep-dive sessions and had one-to-one meetings with GEC members in order to gain a deeper understanding of the Group's business, the growth opportunities in key markets, the particular challenges faced, and the strategies being pursued. He visited the Indonesia businesses as part of the Board's meetings in Indonesia in July, and Singapore (together with Jeremy Anderson) for meetings with local management teams and top talent. He also participated in the Board meeting in May 2025 as an observer.

Guido met with the CFO in order to better understand the drivers of the Group's key financial metrics as well as the Group's capital management framework. He also met with the Group's brokers for an external perspective on the shareholder base and key issues for investors.

Given his background in investment and asset-liability management, Guido spent time with the Eastspring management team as well as with the Group Chief Investment Officer.

As a member of the Risk Committee, Guido met with the CRCO who provided an overview of the Group's risk profile, risk management and internal control framework and key risks. He had more detailed sessions with senior members of the Risk team covering areas such as risk appetite limits and triggers, capital regimes, conduct, and prevention of financial crime.

As a member of the Audit Committee, Guido met with the Chief of Financial & Capital Reporting to learn about the Group's financial reporting, including key assumptions and areas of judgment, and also with the Group's external auditor. In addition, he met with the Chief of Internal Audit to get further insights on the Group's system of internal controls, and with the Group Director, Global Investigations who provided a briefing on the Group's speak out programme.

Guido received briefings on his duties as a Director under relevant UK and Hong Kong corporate governance frameworks and the Group's regulatory environment. As part of this, Guido received training on 26 June 2025 on his obligations as a director of a Hong Kong listed company as required by Rule 3.09D of the Hong Kong Listing Rules and confirmed his understanding of those obligations.

The majority of the induction programme was undertaken prior to Guido joining the Board, and he participated in the Board meeting in May as an observer. The rest of the induction was completed within three months of his appointment. Following the conclusion of his formal induction programme, Guido provided the Company Secretary with feedback and the progress of the induction was reported to the Committee.



Board Diversity Policy

To ensure the Board benefits from a broad mix of skills and expertise, the Committee looks for candidates whose backgrounds, experience and skills enhance the Board's overall effectiveness, especially in the markets where we operate. When initiating a search, the Committee briefs search consultants on the Board's requirements, and candidates are assessed against a range of criteria including sector expertise, operational and commercial experience, knowledge of our key markets, diversity (including diversity of thought), inclusion and equal opportunities.

The UK Listing Rules require boards to meet and report on diversity and gender targets. The Board's target for female representation on the Board is 40 per cent. Whilst we exceeded this target with 45 per cent at the end of 2024, following the appointment of Guido Fürer in July 2025 and the retirement of Amy Yip in October 2025, the overall representation of women on our Board fell to 36 per cent as at 31 December 2025. The Board continues to prioritise diversity and inclusion in Board succession planning and is committed to restoring compliance with the target of 40 per cent set out in the UK Listing Rules. However, given the specific markets in which the Group operates, the pool of female candidates with the requisite experience and expertise is more limited and the Board expects that it will take some time to be able to restore gender diversity to the target level.

The Board also has a target (as required by the UK Listing Rules) that at least one of its senior board positions of Chair, CEO or Senior Independent Director should be held by a woman. As of 31 December 2025, the role of Chair was held by a woman and, in addition, three of our five principal committees were chaired by a woman.

The UK Listing Rules require that we appoint at least one Director from what is regarded in the UK as an ethnic minority background. Whilst we comply with this target, we do not consider this to be the most pertinent measure for an Asia-based group. We aim to reflect the diversity of our markets in our Board composition and we have comfortably exceeded this recommendation, with 6 of our 11 Directors meeting the ethnicity criteria as at 31 December 2025 (55 per cent).

The Group's Diversity and Inclusion Policy applies at all levels of the business and the Committee is responsible for overseeing a diverse pipeline of talent for the Board and other senior roles, driving a Group-wide culture where our people feel valued, are treated fairly and are respected. In recent years, the Board as a whole has reviewed executive succession planning.

The Board considers that the pipeline for diverse talent to serve on the GEC is reasonable, but with continued effort needed. We met our target of employing 35 per cent women in Group Leadership Team roles by the end of 2023. As at 31 December 2025, the representation of women was 38 per cent, compared to 37 per cent in 2024. Our target is to increase the representation of women on our Group Leadership Team to 42 per cent by the end of 2027. Our Group Leadership Team comprises the direct reports of all GEC members, all CEOs of our life businesses and their direct reports, all CEOs of our Eastspring businesses, and select roles that are essential in delivering our strategy.

During 2025, we continued to shape an inclusive workplace where every individual can thrive and reach their full potential. The Sustainability Committee discussed key focus areas, which are to increase the representation and visibility of women within leadership pipelines; to create equal opportunities for growth and advancement for all employees; to foster everyday experiences of inclusion, belonging and wellbeing; and to empower employee networks (PruCommunities) to amplify diverse voices and perspectives across Prudential. A number of potential initiatives to address these priorities and metrics were discussed for implementation in 2026, among them strengthening gender diversity in leadership positions.

A full description of the Group's activities on D&I throughout the workforce, including at senior management level, can be found in the Sustainability section on pages 98 to 150.

The following table sets out the information Prudential is required to disclose under UK LR 6.6.6R(10) and the information is provided as at 31 December 2025.

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, SID and Chair)[2]	Number in executive management[3]	Percentage of executive management
Gender identity or sex[1]					
Men	7	64 %	2	7	70 %
Women	4	36 %	1	3	30 %
Not specified/prefer not to say	–	–	–	–	
Ethnic background[1]					
White British or other White (including minority-white groups)	5	45 %	1	3	30 %
Mixed/Multiple ethnic groups	–	–	–	–	–
Asian/Asian British	6	55 %	2	7	70 %
Black/African/Caribbean/Black British	–	–	–	–	–
Other ethnic group	–	–	–	–	–
Not specified/prefer not to say	–	–	–	–	–

Notes
(1) The information in this table was sourced directly from individuals concerned. Members of the Board and Executive Management were provided with the prescribed disclosure categories and asked to complete them based on their self-identification.
(2) The CFO is not a Board position but serves as a member of the GEC.
(3) For the purposes of this disclosure, 'executive management' means the GEC, comprising the CEO and his direct reports.

> *More details on how the Group creates an equitable and meritocratic workplace where talent thrives can be found in the Sustainability section on page 111.*

Terms of appointment

Non-executive Directors are appointed for an initial term of three years and, subject to review by the Committee and re-election by shareholders, it is expected that Non-executive Directors serve a second term of three years. After six years, Non-executive Directors may be appointed for a further year, up to a maximum of three additional years, or more in certain limited circumstances. Reappointment is subject to rigorous review as well as re-election by shareholders.

In line with the UK Code, the notice of the AGM includes details on the skills and experience of each Director seeking re-election and specific reasons why their contribution is, and continues to be, important to the Company's long-term sustainable success.

The Directors' remuneration report sets out the terms of Non-executive Directors' letters of appointment and the terms applicable to the Executive Director's contract.

Independence

All Directors have a statutory duty to exercise independent judgement. For Non-executive Directors, the application of independent judgement is critical to their role in providing constructive challenge and holding management to account, while providing strategic guidance and offering specialist advice. The independence of Non-executive Directors is assessed as part of the appointment process and is reviewed annually. To support the assessment, each Non-executive Director (except the Chair) provides an annual independence confirmation. Members of the Audit Committee are also assessed against the independence criteria outlined in the Sarbanes-Oxley Act.

When considering the independence of the Non-executive Directors, the Committee and the Board took into account that both Jeremy Anderson and Jeanette Wong serve as non-executive directors of UBS Group AG. The Committee and the Board have determined that this relationship does not affect the independence of those Non-executive Directors. Based on their contributions to Board discussions to date, the Board is confident that they can be expected to continue to demonstrate objectivity and independence of judgement.

The Committee also took into account that Sir Douglas and Anil Wadhwani are both members of the Monetary Authority of Singapore Advisory Council and that Sir Douglas and Shriti Vadera both serve as directors on the Institute of International Finance. The Committee and the Board have determined that these relationships do not affect the independence of Sir Douglas which was assessed on his appointment as Chair Designate.

There are no other cross-directorships of material companies which would affect independence.

Time commitment

Non-executive Directors are expected to devote sufficient time to carry out their duties. The expected time commitment for Non-executive Directors is agreed and set out in writing in their letters of appointment. The appointment process also evaluates the individual's external time commitments and their impact on each Director's suitability for the role. The assessment takes into account the time required to prepare for and attend Board and committee meetings, the AGM, general projects, Board training, dinners and other activities. Any future external appointments that could impact a Director's ability to meet their expected time commitment must first be discussed with the Chair, or, in the case of the Chair, with the SID.

Should the Executive Director wish to take on any external appointments, this would also be subject to Board consent. In line with UK Code recommendations, the Executive Director is not permitted to hold more than one non-executive directorship with a FTSE 100 company or other significant appointment.

The time commitment required of the Non-executive Directors is kept under periodic review by the Committee to align with any changes to the meeting cycle of the Board and the principal committees.

The Committee was satisfied that all Non-executive Directors had committed sufficient time to meet their responsibilities and contribute effectively.

The current time expectations for Board and Committee members are given below. The time expectations for Directors performing Chair roles are considerably more.

Nomination & Governance Committee report continued

Number of regular scheduled meetings


Approximate time commitment
Board
7 meetings
30 days
Audit Committee
5 meetings
15 days
Risk Committee
5 meetings
8.5 days
Remuneration Committee
4 meetings
6 days
Sustainability Committee
3 meetings
5.5 days
Nomination & Governance Committee
3 meetings
5 days

The Board typically holds five meetings in person and two shorter meetings virtually, plus two additional short virtual meetings to consider full-year/half-year results.

In addition to five full-length meetings, the Audit Committee holds a number of shorter virtual meetings to discuss corporate reporting and meets jointly with the Risk Committee, usually twice annually, and with the Sustainability Committee, at least once annually.

In addition to five full-length meetings, the Risk Committee meets jointly with the Audit Committee, usually twice annually.

In addition to four full-length meetings, the Remuneration Committee holds an additional virtual meeting to consider year-end matters.

The Sustainability Committee typically holds three full-length meetings and two shorter virtual meetings, jointly with the Audit Committee, to consider the Sustainability Report and reporting processes.

The Nomination & Governance Committee typically holds three meetings but will meet as required in order to consider ongoing appointment processes.

Conflicts of interest

Directors have a statutory duty to avoid conflicts of interest, and Prudential has procedures in place to identify and mitigate conflicts of interest. These processes help to ensure decisions are made in the best interests of the Company. The Board has delegated authority to the Committee to identify and authorise any actual or potential conflicts of interest, referring any especially material conflicts to the Board.

When recommending a candidate for appointment or re-election, the Committee considers the external appointments of the individual and, where appropriate, recommends authorisation of any conflicts to the Board, attaching conditions to the authorisation where necessary. Should a Director wish to take on a new external position during the year, the Chair (or the SID in the case of the Chair) will evaluate the proposed appointment and will refer it to the Committee (or the Board) for authorisation if a conflict or potential conflict is identified.

The Board considers that the procedures for dealing with conflicts of interest operate effectively.

Governance

The Committee is updated on corporate governance developments, which in 2025 included updates on corporate reporting and changes to the Hong Kong Corporate Governance Code and Listing Rules. The Committee also keeps under review significant aspects of the Group's governance framework and governance policies, including those of the Group's Material Subsidiaries, and makes recommendations to the Board when needed.

The Audit and Risk committees oversee the effectiveness of subsidiary audit and risk governance arrangements and regularly consider the effectiveness of the audit and risk committees of the Material Subsidiaries, including the composition of those bodies and the effectiveness of individual members.

Sustainability Committee report



‘In our first full year, the Committee focused on staying abreast of evolving trends and developments in the environmental, social and governance landscape, implementation and expansion of our Financing the Transition framework, inclusive insurance, and our people and culture.’

Committee’s purpose

The Committee is responsible for providing leadership, direction and oversight of the Group’s sustainability strategy including environmental matters, responsible investment, social sustainability and people. The Committee also leads on workforce engagement.

More information on the role and responsibilities of the Sustainability Committee can be found in its terms of reference, which are available at www.prudentialplc.com/en/investors/governance-and-policies/board-and-committees-governance

Committee performance

The operation of the Committee was reviewed as part of the annual Board performance review. No material issues were identified. The Committee discussed the output of the evaluation and agreed areas of focus. These are included in the consolidated outcomes of the 2025 Board performance review on page 177.

Membership and 2025 meeting attendance

Committee members	Member since	2025 meetings[1]
George Sartorel, Chair	September 2024	6/6
Arijit Basu	September 2024	6/6
Claudia Suessmuth Dyckerhoff	September 2024	6/6
Jeanette Wong	September 2024	6/6

(1) The Committee held three scheduled meetings. In addition, the Committee held two joint meetings with the Audit Committee and one joint meeting with the Remuneration Committee.

Regular attendees

- Chair of the Board
- Chief Executive Officer
- Chief Financial Officer
- Chief Human Resources Officer
- Chief Sustainability Officer
- Company Secretary

Committee diversity



Male	2
Female	2

Dear Shareholder

I am pleased to report on the first full year of the Committee's activities and areas of focus.

Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. Our strategy is to deliver high-quality growth and strong shareholder value. Sustainability is a key component of this strategy: it enhances our ability to foster long-term business resilience, better support and empower our diverse customers and employees, address emerging risks, and capitalise on new growth opportunities in a constantly changing environment.

Our sustainability strategy is focused on three key pillars of: developing simple and accessible health and financial protection; financing a just and inclusive transition; and running a sustainable and responsible business. Through our strategy, we are fostering financial literacy and inclusion in our markets and a culture of innovation and high performance.

The Committee provides leadership and direction on the Group's sustainability strategy and its implementation, monitoring progress against the Group's sustainability-related goals, reviewing sustainability reporting, and overseeing the organisational culture, employee wellbeing and engagement, as well as the Group's community investment programmes.

External complexity and uncertainties in the environmental, social and governance landscape continued in 2025, characterised by global headwinds, conflicting regional dynamics and geopolitical instability. To help us stay abreast of significant trends and developments, we held two workshops at the beginning of the year. In the first, we heard external views on the global trends shaping sustainability. In the second, we considered how those trends and emerging risks impact on Prudential's sustainability strategy and reporting and we agreed the Committee's areas of focus for the year.

In addition to monitoring the embedding of our sustainability strategy across the Group, the key themes of our work in 2025 were the implementation and expansion of our Financing the Transition (FTT) framework, inclusive insurance, and our people and culture.

Following the introduction of our FTT framework in 2024, the Committee continued to assess progress against the Group's target to commit $6bn of FTT portfolio investments by 2030, as well as progress in decarbonising the portfolio. We discussed and approved the expansion of our FTT framework to make climate adaptation and nature-related opportunities investible alongside climate mitigation. We also considered, with the Remuneration Committee, how best to embed the FTT target, and other sustainability metrics, into our Executive remuneration architecture.

2025 was also the year when we discussed and shaped our updated Climate Transition Plan to keep pace with evolving market practices and emerging regulatory expectations. Our Plan now includes our FTT framework, enhanced stewardship priorities, and nature-related considerations. We have also introduced a comprehensive Environmental Framework, setting out our decarbonisation targets to 2030 alongside a holistic climate strategy, including the development of inclusive insurance products.

Following on from the publication of our Inclusive Insurance Framework in 2024, the Committee monitored progress on the development of innovative prospective products and services that could enable us to distribute more affordable and accessible insurance products for underserved customers, potentially unlocking new business opportunities. This included considering the lessons learnt from case studies being run in a couple of our markets to test the viability of propositions.

Another important part of our work focused on our people: we reviewed employee engagement activities along with workforce policies and practices, and monitored the embedding of our organisational values. We considered the output of our annual employee survey which monitors our culture and values, tracking changes over time and enabling the Group to focus on areas requiring attention.

We worked closely with other committees, holding two joint meetings with the Audit Committee on non-financial reporting controls and working with the Remuneration Committee on the inclusion of Sustainability measures in long-term performance-related awards.

Additional details on our activities are provided overleaf.

George Sartorel
Chair of the Sustainability Committee

Key committee activities in 2025

January

- Externally-facilitated workshop covering the global sustainability and climate change landscape, key trends and challenges, examining headwinds, risks and opportunities, investor perspectives, regulatory outlook and reporting trends.

February

- Internal workshop considering potential impact of the above on the key pillars of Prudential's sustainability strategy. The Committee also considered regulatory developments, including evolving sustainability reporting requirements, and agreed its 2025 priorities;
- Review of FY24 Sustainability Report;
- Annual review of Group Code of Conduct, recommended to the Board for approval;
- Update on sustainability-related geopolitical landscape;
- Update on FTT investments;
- Review of people-related matters, including diversity and employee survey results, considering themes from the employee survey and management's response to them, including deep dives into 'hotspots'; and
- Update on on regulatory developments, including the adoption of ISSB standards across the Group's markets.

March

Jointly with the Audit Committee
- Oversight of non-financial reporting and approval of FY24 Sustainability Report.

April

- Review and approval of 2025 Modern Slavery Statement.

June

- Update on sustainability-related geopolitical landscape;
- Considered approach to Climate Transition Plan;
- Considered potential changes to sustainability measures included in long-term incentive plans;
- Considered the transition to ISSB-aligned reporting in the FY25 Sustainability Report;
- Review of workforce policies and practices, including to ensure alignment with the Group's purpose, values and strategy; and
- Update on Prudence Foundation.

October

- Approach to FY25 Sustainability Report, including alignment between TCFD and ISSB standards to meet reporting requirements for both Hong Kong and the UK;
- Considered position paper on nature and climate adaptation, to supplement our FTT framework;
- Inclusive insurance update; and
- Diversity, inclusion, equity and belonging strategy.

Jointly with the Remuneration Committee
- Agreed changes to sustainability measures for long-term incentive plans (ahead of shareholder consultation).

December

- Publication of FTT addendum white paper to define nature and climate adaptation investment opportunities.

Jointly with the Audit Committee
- Non-financial reporting controls for FY 2025 disclosures; and
- Update on sustainability reporting standards across our markets, including compliance with ISSB.

Regular reporting

In addition, the Committee receives regular updates from the Chief Sustainability Officer on progress against the implementation of the sustainability strategy and KPIs. It receives regular updates from the Chief HR Officer on people-related initiatives and on a dashboard of people-related metrics, covering trends in wellbeing, gender diversity and attrition. Committee (and Board) members participate in employee engagement activities and the Committee regularly reflects on the feedback obtained from such engagements.

2026 priorities

- Oversee progress towards our inclusive insurance ambitions;
- Deepen our oversight of talent development and succession planning across the Group (including to ensure a diverse talent pipeline); and
- Continue to support the Board on monitoring culture across the organisation.

Remuneration Committee

The report on the Remuneration Committee's activities can be found on pages 204 to 243.

Financial reporting

The Directors have a duty to report to shareholders on the performance and financial position of the Group and are responsible for preparing the financial statements which can be found on pages 244 to 340. They also prepare the supplementary information, which is on pages 350 to 371.

Based on the audit of the financial statements and TEV basis supplementary information, the auditor must form an independent opinion on the performance of the Group and report this opinion to the Company and its shareholders. You can find the auditor's opinion on pages 341 to 348 and pages 372 to 373.

Directors have a legal obligation to prepare financial statements that give a true and fair view of the financial affairs of the Company and the Group. The criteria used for the preparation of the financial statements can be found in the Statement of Directors' responsibilities on page 340. The Directors' statement must also confirm that they consider that the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company's position, performance, business model and strategy.

Company law also requires the Board to approve the Strategic report on page 151. The Strategic report provides a description of the Group's capital position, financing and liquidity. The risks facing the Group's business are discussed in the Risk review on pages 56 to 73. Directors must also confirm that the Strategic report includes a fair review of the development and performance of the business, including a description of the principal risks and uncertainties. This confirmation is in the Statement of Directors' responsibilities on page 340.

The Directors who held office at the date of approval of this Directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditor is unaware; and that each Director has taken all the steps that he or she ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that the Company's auditor is aware of that information. This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the Companies Act 2006.

Going concern

In line with guidance issued by the FRC in September 2014 on risk management, internal control and related financial and business reporting, and after making sufficient enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period to 31 March 2027, being at least 12 months from the date that the financial statements are approved. Further information is provided in the Viability statement on page 74 and the basis of preparation disclosure in the financial statements.

Powers of the Board

The Board may exercise all powers conferred on it by the Company's Articles (the Articles) and the Companies Act 2006. This includes the power to borrow money and to mortgage or charge any of its assets (subject to the limitations set out in the Companies Act 2006 and the Articles) and to give a guarantee, security or indemnity in respect of a debt or other obligation of the Company.

Rules governing the appointment of Directors

The appointment and removal of Directors is governed by the provisions in the Articles, the UK Code, the Hong Kong Code (as appended to the Hong Kong Listing Rules) and the Companies Act 2006.

Director indemnities

Subject to the provisions of the Companies Act 2006, the Articles allow Directors and officers of the Company to be indemnified in respect of liabilities incurred as a result of their office. Suitable insurance cover is in place in case of legal action against Directors and senior managers of companies within the Group.

Qualifying third-party indemnity provisions are also available for the benefit of the Directors of the Company and other relevant individuals within the Group. These indemnities were in force for 2025 and remain so.

Contracts of significance

At no time during the year did any Director hold a material interest in any contract of significance with the Company or any subsidiary undertaking.

Securities dealing and inside information

Prudential has adopted securities dealing rules relating to transactions by Directors on terms no less exacting than required by Appendix C3 to the HK Listing Rules and by relevant UK regulations. Having made specific enquiry of all Directors, Prudential confirms that the Directors have complied with these rules throughout the period.

The Group has also adopted an Information Sharing and Securities Dealing Policy, which includes guidance and procedures for the identification, dissemination and escalation of inside information as well as appropriate controls on the disclosure of such information in line with regulatory requirements.

All staff are made aware of the policy and receive communications reminding them of their obligations when they work on any confidential matters. Relevant staff are notified when the Company enters or exits a closed period.

Requirements of Listing Rule 6.6.1

Information to be included in the Annual Report and Accounts under UK Listing Rule 6.6.1 may be found as follows:

Listing Rule	Description	Page
6.6.1 (3)	Details of long-term incentive schemes required by Listing Rule 9.3.3	218
6.6.1 (6)	Details of allotments of equity securities for cash	316
6.6.1 (9)	Contracts of significance involving a Director	200
6.6.1 (11)	Details of shareholder waiver of dividends	408
6.6.1 (12)	Details of shareholder waiver of future dividends	408

Connected transactions

There were no connected transactions during 2025 requiring disclosure.

US regulation and legislation

As a result of its listing on the New York Stock Exchange, the Company complies with the relevant provisions of the Sarbanes-Oxley Act 2002 as they apply to foreign private issuers and has adopted procedures to ensure compliance. In particular, adherence to Section 302 of the Sarbanes-Oxley Act 2002, which covers disclosure controls and procedures, is overseen by the Disclosure Committee, which reports to the CEO, is chaired by the CFO and comprises members of head office management. The Disclosure Committee supports the CEO and CFO in making certifications about the effectiveness of the Group's disclosure procedures.

Hong Kong IA GWS public disclosures

Under the GWS framework, the Group must make public disclosures around certain risks and capital. These GWS public disclosure requirements, as set out in the Guideline on Group Supervision (GL32) and Insurance (Group Capital) Rules issued by the Hong Kong IA, are met by disclosures within this Annual Report and Accounts.

Change of control

Under the agreements governing Prudential Corporation Holdings Limited's life insurance and fund management joint ventures with China International Trust & Investment Corporation (CITIC), if there is a change of control of the Company, CITIC may terminate the agreements and either, (i) purchase the Company's entire interest in the joint venture or require the Company to sell its interest to a third party designated by CITIC, or (ii) require the Company to purchase all of CITIC's interest in the joint venture. The price of the purchase or sale will be the fair value of the shares to be transferred, as determined by the auditor of the joint venture.

Customers

The five largest customers of the Group constitute in aggregate less than 30 per cent of the total revenue from sales for each of the years presented in this Annual Report and financial statements.

Index to principal Directors' report disclosures

Index to principal Directors' report disclosures

Information required to be disclosed in the Directors' report may be found in the following sections:

Information	Section in Annual Report	Page number(s)
Disclosure of information to auditor	Statutory and regulatory disclosures	200
Directors in office during the year	Board of Directors	154 and 156-161
Board diversity	Governance report	155 and 194-195
ESG matters	Sustainability section	98
Group-wide policies, including those relating to employment practices	Sustainability section	148
Greenhouse gas emissions	Sustainability section	113-128
Charitable donations	Sustainability section	108
Political donations and expenditure	Sustainability section	112
Remuneration Committee report	Directors' remuneration report	204-243
Directors' interests in shares	Directors' remuneration report	225
Agreements for compensation for loss of office or employment on takeover	Directors' remuneration report	237
Details of qualifying third-party indemnity provisions	Governance report	200
Internal control and risk management	Strategic report and Governance report	56-73 and 179-180
Powers of Directors	Governance report	200
Rules governing appointment of Directors	Governance report	200
Significant agreements impacted by a change of control	Governance report	201
Future developments of the business of the Company	Strategic report	26-33
Post-balance sheet events	Note D3 of the notes on the Group financial statements	321
Rules governing changes to the Articles of Association	Shareholder information	406
Structure of share capital, including changes during the year and restrictions on the transfer of securities, voting rights, power to purchase own shares and significant shareholders	Shareholder information, Governance report and note C8 of the notes on the Group financial statements	316
Business review	Group overview and Strategic report	10-151
Changes in borrowings	Financial review and note C5 of the notes on the Group financial statements	310
Dividend details	Group overview and Strategic report	44
Financial instruments	Additional information	284-287
Corporate governance statement including compliance with the Code	Governance report	165-166
Fostering the Company's business relationships	Strategic report Section 172 Statement Sustainability section	26 89-97 98
Details of how directors have regard to stakeholders	Strategic report Section 172 Statement Sustainability section	26-31 89-97 98
Monitoring culture	Governance report Section 172 Statement Sustainability section	172 89 98
Details of the Company's approach to investing in and rewarding its workforce	Section 172 Statement Sustainability section	93 98

In addition, the risk factors set out on pages 76 to 88 and the additional unaudited financial information set out on pages 374 to 398, are incorporated by reference into the Directors' report.

The Directors' report is signed on behalf of the Board of Directors by



Tom Clarkson

Company Secretary
17 March 2026

Directors' remuneration report





Annual statement from the Chair of the Remuneration Committee



Committee's purpose

The Committee is responsible for recommending and overseeing the implementation and operation of the remuneration policy, including approving the remuneration for the Chair, the Chief Executive Officer and other members of the Group Executive Committee.

Committee diversity


Male 2
Female 2

Membership and 2025 meeting attendance

Committee members	Member since	2025 meetings[1]
Chua Sock Koong (Chair)	May 2021 (Chair since May 2022)	7/7
Ming Lu	May 2022	7/7
George Sartorel	May 2023	7/7
Shriti Vadera[2]	May 2024	6/7

Regular attendees

- Chief Executive Officer
- Company Secretary
- Chief Human Resources Officer (CHRO)
- Director, Group Reward and CHRO, UK
- Remuneration Committee Adviser

(1) The Committee held four scheduled meetings. In addition, the Committee held one additional short meeting to consider year-end matters and two short meetings to consider ad hoc business. The Committee also held a working session in May to discuss an early outline of potential changes to the Directors' Remuneration Policy.
(2) Shriti Vadera was unable to attend one additional meeting due to travel commitments.

This report has been prepared to comply with Schedule 8 of the Large and Medium-Sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended), as well as the Companies Act 2006, the Listing Rules and other related regulations.

Dear shareholder

On behalf of the Board and its Remuneration Committee (Committee), I am pleased to present the Directors' remuneration report for the year ended 31 December 2025. The Committee confirms that remuneration outcomes for the year were determined in accordance with the shareholder-approved 2023 Directors' remuneration policy, and that no discretion was exercised to override formulaic outcomes.

In determining remuneration outcomes for 2025, the Committee carefully assessed Company performance against pre-determined financial and strategic objectives and considered the experience of shareholders and other stakeholders, including returns delivered, workforce pay and conditions, and the sustainability of performance.

2025 Company performance in summary

As described in the Strategic report earlier in this Annual Report, our financial performance in 2025 continued to be strong, with the delivery of double-digit growth across our two key financial performance metrics:

- New business profit grew by 12 per cent on a constant exchange rate (CER) basis.
- Operating free surplus generated from in-force insurance and asset management business grew by 15 per cent to $3,059 million reflecting the quality of new business written in recent years and ongoing actions to improve cash generation.

We continue to be confident about achieving our 2027 ambitions.

Group adjusted operating profit before tax was 5 per cent higher, on a CER basis, than in 2024.

Shareholders benefited from $678m in dividends relating to the reporting year and the share buy-back of $1.2bn. At the same time, the Group continued to invest in the pillars underpinning the delivery of our strategy for the period to 2027.

The charts below illustrate the achievement of our key financial annual objectives. The Group delivered these results while maintaining appropriate levels of capital and operating within the Group's risk framework and appetite, consistent with the Committee's approach to ensuring remuneration outcomes appropriately reflect both performance and risk management.

Performance measures (% weighting of financial bonus targets)

Group new business profit (45%)

A measure of the future profitability of the new business sold during the year and an indicator of the profitable growth of the Group.

Group performance ($m)


Achievement
2,782
Target
2,856

Group net operating free surplus generated[1] (20%)

A measure of the internal surplus generation of our businesses.

Group performance ($m)


Achievement
1,675
Target
1,509

Performance measures (% weighting of financial bonus targets)

Group adjusted operating profit[2] (20%)

Prudential's primary measure of profitability and a key driver of shareholder value.

Group performance ($m)


Achievement
3,306
Target
3,151

Group cash flow (AER)[3] (15%)

Cash flows across the Group reflect our aim of achieving a balance between ensuring sufficient net remittances from business units to cover the dividend and responsibly managing corporate costs to allow for reinvestment in profitable opportunities.

Group performance ($m)


Achievement
1,829
Target
1,829

Notes

(1) For insurance operations, operating free surplus generated represents amounts maturing from the in-force business during the period less investment in new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the year.
(2) In this report, 'adjusted operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns.
(3) Group cash flow includes business unit remittances and corporate costs.

Stakeholders' experience

In reaching its decisions for 2025, the Committee considered the experience of the Group's stakeholders during the year, as set out below. More details about how we have listened to our stakeholders and about what the Group delivered in 2025 can be found in the Sustainability report section of the Strategic report.

Investors

- Prudential's Total Shareholder Return (TSR) performance was below the peer group median; performance over the period 1 January 2023 to 31 December 2025 was 18.0%, while the median performance of the peer group was 110.9%. This positioned Prudential below the median of the TSR peer group for the 2023 Prudential Long Term Incentive (PLTIP) award. However, TSR performance in 2025 was 66.9%, which was above the median performance of the peer group, 38.8%.
- The IPO of ICICI Prudential Asset Management Company Limited generated overall net proceeds of c. $1.4bn.
- In 2025, the Group completed its $2bn share buyback programme and provided a capital management update. It launched a related $1.2bn share buyback programme in early 2026, to be completed by year end.
- During 2025, the Group continued to provide investors with updates on progress on the delivery of its operational and financial objectives as set out in the 2023 strategy.

Our people

- We have embedded the expectation of leadership behaviours aligned with PruWay into programmes targeted at leaders and managers. By the end of 2025, over 1,300 people managers had completed the programme, with impact measured through net promoter scores and self-assessment metrics.
- Participation in the 2025 PruVoice engagement survey was high at 91 per cent. Employees contributed more than 30,000 comments, with themes shared with the Board. Our overall engagement score was 73.

Customers

- The roll out of a consistent Customer Engagement Platform to automate and personalise customer engagement continues and is now active across ten business units. This, together with our Customer Promise, helps in always putting our customers at the heart of everything we do.
- Our commitment to improve customer experience was reflected in a strong customer retention rate of 88 per cent.
- We have seen continuous improvement in our rNPS results. In 2025, six business units ranked at the top quartile and one business unit moved up one quartile.

Suppliers

- Prudential is reducing the Group's carbon footprint and strengthening our supply chain by embedding clear environmental and social expectations into how we do business.
- Our Group Third Party Supplier and Outsourcing (GTPSO) Policy sets out the standards for procurement due diligence and third-party risk management, and ensures a consistent approach to supply chain management, covering due diligence, supplier selection, contractual obligations, and ongoing monitoring.
- Our Responsible Supplier Guidelines, embedded within the GTPSO, reinforce our commitment to eradicating slavery, human trafficking, child labour, and any form of human rights abuse from our operations and supply chain.

Regulators & Government

- Prudential maintained close, day-to-day engagement with its Group supervisor, the Hong Kong Insurance Authority. The Group's Board and senior management members also participated in the annual Supervisory College, which was also attended by Prudential's principal regulators from key markets.
- Prudential supported policy inputs to the Malaysian ASEAN Chairmanship, including on data, inclusive insurance, and climate and health.
- Prudential continued its active engagement with the International Association of Insurance Supervisors (IAIS) and key global industry bodies, contributing to policy discussions on macroprudential supervision, systemic risk, climate-related aspects, protection gaps, artificial intelligence (AI) governance and Insurance Capital Standard. Through participation in IAIS-led events, Prudential helped shape emerging international standard setting developments.

Society

- Prudence Foundation continued to invest in our communities during 2025. Highlights included:
  - Through community investment efforts, we have now helped to educate over 3.9 million students on financial literacy through our flagship programme, Cha-Ching. Levela, a digital financial literacy programme for young adults, was developed and will be piloted in six markets.
  - The Climate and Health Resilience Fund supported climate and health projects led by business units across 16 of our markets in Asia and Africa. One project is the installation of institutional water purification systems and domestic filters in Uganda, providing reliable access to safe drinking water, preventing thousands of children being unable to attend school due to disease.

Climate change initiatives

Highlights included:

- The Prudence Foundation's continued partnership with Climate Resilience for All (CRA) in support of the Women's Climate Shock Insurance and Livelihoods Initiative tackles climate impacts on health in India with early warnings, risk awareness communications and financial inclusion. It expanded its reach in 2025 from 50,000 to 225,000 women, protecting them against extreme heat.
- Healthy Harvest is a two-year initiative launched by Prudence Foundation with support from the SG Eco Fund to address the health impacts of extreme heat in Singapore by promoting sustainable food-growing and healthier lifestyles. Established in 2025, the community edible gardens bring together seniors, youth and persons with disabilities to grow fresh produce, build social connections and adopt sustainable habits.

Remuneration decisions and outcomes for 2025

The Committee determined the remuneration outcomes after considering performance against pre-determined financial and non-financial measures, shareholder returns, wider stakeholder experience, and the individual performance of Mr Wadhwani.

As disclosed in the Committee's previous report, the Company agreed to replace remuneration forfeited by Mr Wadhwani as a consequence of him leaving his former employer. A number of these replacement awards vested during 2025 and were exercised by Mr Wadhwani, with a portion of the proceeds retained to purchase Prudential plc shares. Further details are disclosed in the Recruitment arrangements section.

2025 Annual Incentive Plan (AIP)

Our performance against the adjusted stretch financial targets led to a formulaic outcome of 78.6 per cent of maximum on the financial scorecard. The Committee received confirmation from the Risk Committee that the capital underpin had been met and that there were no risk considerations which would suggest a departure from the formulaic outcome. The Committee considered whether the formulaic outcome reflected overall Company and individual performance and concluded that it was appropriate. Accordingly, no upward or downward discretion was applied. Taking into account the personal performance of Mr Wadhwani, this led to a bonus outcome of 82 per cent of his maximum opportunity.

Further details can be found in the Annual bonus outcomes for 2025 section.

2023 PLTIP

With respect to the 2023 Prudential Long Term Incentive Plan ('PLTIP'), the Group has shown strong performance against its return on embedded value (RoEV) targets and against the business integrity scorecard targets. The RoEV target for the final year of assessment was adjusted to account for the move to Traditional Embedded Value (TEV) reporting effective 1 January 2025. Further details are outlined on page 218. However, the portion of the awards related to Prudential's total shareholder return (TSR) lapsed as TSR performance was ranked below the median of the peer group. On this basis, the Committee determined that 55.09 per cent of the PLTIP awards made to Executive Directors in 2023 would vest. These awards are subject to a two-year holding period.

Having reviewed the share price at which awards were made (HKD 112.13) and the average share price for the final quarter of 2025 (HKD 110.34), the Committee concluded that no windfall gains had occurred, as the share price at vesting was broadly consistent with the share price at grant.

Further details can be found in the Prudential Long Term Incentive Plan section.

The Committee carefully considered the formulaic outcomes for both the AIP and PLTIP in the context of the Group's financial performance and stakeholder experience as set out earlier in this statement, as well as share price movement, and determined that these were appropriate. As such, no discretion was applied. The Committee also reviewed whether any malus or clawback triggers had arisen and confirmed none were identified during 2025. Overall, the Committee is satisfied that remuneration outcomes for 2025 appropriately reflect Company performance, shareholder experience, and the operation of the Company's remuneration framework.

Remuneration for 2026

Directors' remuneration policy renewal

The Committee reviewed the Director's remuneration policy (Policy) during 2025, ahead of its planned renewal at the 2026 AGM. It established that the Policy must equip the Company:

- To reinforce the alignment of the Chief Executive Officer's (CEO's) remuneration with investors' performance and governance expectations while ensuring consistency with the Company's risk framework and appetite;
- To establish a structure capable of attracting, motivating and retaining a best-in-class CEO, recruited either internally or externally from leading competitors in Asia; and
- To deliver remuneration over an appropriate timeframe in order to be competitive with regional peers.

With these principles in mind, the Committee reviewed the current Policy against the pay practices of our executive pay peer group, comprising Asia-focused insurers and financial services firms with significant operations in Asia, which showed a greater emphasis on cash. The Committee considered whether a fundamental shift in the Policy would be appropriate. After careful evaluation, the Committee proposes to retain the core structure of the existing Policy with the following key changes:

- Base salary - the Committee proposes to widen the circumstances in which it might increase the annual salary for Executive Directors above the general workforce increase. The change would allow the Committee to use its judgement, in light of all relevant circumstances, to ensure the overall remuneration package remains competitive.
- PLTIP - for 2026, the CEO's PLTIP award would be reduced to 375 per cent of salary (from 425 per cent of salary in 2025).
- AIP - The proposed maximum AIP opportunity for Executive Directors would increase from 200 per cent of salary to 250 per cent of salary from 2026. The proposed increase reflects the Committee's assessment of market practice among relevant regional peers and is balanced by a reduction in the CEO's maximum LTIP opportunity. The AIP would continue to operate with robust performance conditions. Additionally, up to 40 per cent of AIP would continue to be deferred into shares until the share ownership guideline has been met, otherwise paid immediately in cash. The Committee considers that it has sufficient powers under the current and proposed Policy, and existing plan rules, to effect the recovery of cash bonus payments if required.
- Benefits - it is proposed that Executive Directors be eligible for modest gifts or awards on customary occasions, consistent with those offered to the wider workforce in the same location (eg long service awards).
- NED fees - In light of the Financial Reporting Council's updated guidance, in late 2025, on the application of the UK Corporate Governance Code 2024, the Committee has included a facilitating provision in the Policy to permit a portion of fees to be delivered in shares without performance conditions. While there is currently no intention to deliver fees in shares, this provision would provide the Board/Committee with appropriate flexibility should it be considered necessary in light of future developments, including changes in market practice.

During late 2025 and early 2026, I engaged with many of our major shareholders as well as the organisations that represent and advise them. I was pleased to meet and hear directly from so many of the Group's investors, and that there was broad support for the proposed changes in the Policy for 2026. Many shareholders considered the Policy proposals to be a proportionate step towards alignment with market practice among our Asian peers. Shareholders were also supportive of the Committee's intention to retain a number of the features of the 2023 Policy to reflect the emphasis on pay-for-performance and to maintain strong alignment between management and shareholders. In particular, shareholders supported the continued delivery of PLTIP awards entirely in performance shares, post-vesting holding periods on PLTIP awards, and the operation of share ownership guidelines, both during and after service as an Executive Director.

The Committee believes that the proposed remuneration Policy for 2026 maintains strong alignment between executive remuneration and Company performance, while ensuring the Company remains appropriately positioned to attract, motivate and retain high-calibre leadership in a competitive regional market. The Committee will continue to use careful judgement in implementing the Policy.

On behalf of the Committee, I would like to thank shareholders and advisory bodies for their engagement.

2026 performance measures

We continue to make strong progress against the strategic priorities communicated in August 2023. We remain confident we can achieve our 2027 targets, namely a compounded annual growth rate for new business profit (NBP) of 15 to 20 per cent and operating free surplus generation (OFSG) from in-force insurance and asset management businesses of $4.4 billion, both measured from a 2022 base.

Given the Group is mid-way through its strategic cycle, the Committee determined that maintaining consistent AIP financial performance measures and weights provides continuity and ensures management remains focused on delivering the strategic objectives.

As the 2026 PLTIP performance period extends beyond our 2027 strategic horizon, the Committee adopted several adjustments to align the measures for 2026 PLTIP awards with the Company's long-term priorities:

- RoEV will be reintroduced with a 15 per cent weight, complementing other growth targets, focusing management on the need for efficient allocation of capital. This change also responds to feedback from a number of investors.
- To accommodate this change, the weight of TSR will be reduced from 45 per cent to 40 per cent and the Diversity and Conduct measures (each with a 5 per cent weight) will be removed from the business integrity scorecard.
- In reaching this decision, the Committee was mindful that TSR remains the largest element of the PLTIP; consideration would be given each year to the extent to which diversity targets should be among the goals established as part of the personal element of the CEO's bonus; and that the Risk Committee will continue to assess conduct and risk matters and provide formal input to the Committee, including recommending adjustments to incentive outcomes where appropriate.
- Financing the Transition (FTT) will replace Weighted Average Carbon Intensity (WACI) as the primary climate measure, with WACI retained as an underpin. FTT and WACI are intrinsically linked, with FTT being a key activity to support our medium- to long-term portfolio decarbonisation goals (for which WACI is the selected metric). The FTT target will be aligned with our long term 2030 commitment.
- The Gross OFSG, NBP, and Group-Wide Supervision (GWS) and Group Internal Economic Capital Assessment (GIECA) capital generation measures remain unchanged, reflecting their continued importance as core indicators of financial performance and value creation.

TSR Peer Group - The Committee intended that the TSR peer group for 2026 PLTIP awards would remain unchanged from that used for 2025 grants. However, Hang Seng Bank was privatised and was de-listed in January 2026. The Committee decided to not replace Hang Seng with another constituent for 2026 PLTIP awards.

Remuneration arrangements for the CEO

The Committee regularly reviews the remuneration packages of the CEO and other senior executives to ensure they are adequate to attract, motivate and retain the high-calibre talent required to deliver our purpose and strategy. The Committee concluded that a 3 per cent increase in Mr Wadhwani's base salary was appropriate, recognising the time elapsed since his current base salary was last set in 2022, and his strong leadership and performance since joining Prudential on 25 February 2023. This compares to the 2026 workforce salary increase budget of 4.0 per cent, reflecting the Committee's commitment to maintaining appropriate alignment between executive and workforce remuneration. Mr Wadhwani's incentive opportunities for 2026 are as described above.

Mr Wadhwani's role has a share ownership guideline of 400 per cent of salary to be achieved by 25 February 2028. His beneficial interest in Prudential plc shares as at 31 December 2025 was 403 per cent of salary, exceeding the guideline more than two years ahead of schedule, demonstrating strong alignment with shareholder interests.

Committee performance

The operation of the Committee was reviewed as part of the annual Board performance review. No material issues were identified. The Committee discussed the output of the evaluation and agreed areas of focus. These are included in the consolidated outcomes of the 2025 Board performance review on page 177.

Committee changes

I would like to thank Shriti Vadera for her contribution and input to the Committee's deliberations over the past six years, most recently as a Committee member and previously as a meeting attendee.

I would also like to thank the other Committee members for their work over the past year in ensuring that the Company's remuneration framework supports its strategy and remains aligned with shareholder interests.

The Committee believes this report provides a transparent account of how the Directors' remuneration policy has been implemented during 2025 and how the proposed policy and remuneration arrangements for 2026 continue to support the Company's long-term strategy.



Chua Sock Koong
Chair of the Remuneration Committee

17 March 2026

Remuneration at a glance

Elements of Executive Director remuneration

The charts below show the breakdown of the Chief Executive Officer's remuneration[1] under the current Policy (a maximum AIP of 200 per cent of salary and full vesting of a PLTIP award of 425 per cent of salary) and the proposed 2026 Policy (a maximum AIP of 250 per cent and full vesting of PLTIP at 375 per cent. A significant portion of remuneration remains performance-based, long-term and at risk. Performance-related remuneration is subject to malus (forfeiture or reduction before delivery) and clawback (recovery provisions for a period after delivery). The malus and clawback provisions are detailed in the Directors' remuneration policy.

(1) Excluding the value of any benefits provided during the year

Current structure

Proposed structure



Salary 13%
Pension 2%
Fixed pay 15%
Cash bonus 16%
Short-term 32%
Current
Deferred bonus 11%
Long-term 68%
Performance-related pay 85%
LTIP 58%
Proposed changes are highlighted
Salary 13%
Pension 2%
Fixed pay 15%
Cash bonus 20%
Short-term 35%
Proposed
Varies 14%
Long-term 51%
Deferred/Cash bonus 14%
Performance-related pay 85%
LTIP 51%

Principles underlying the Policy

Proportionality

- No incentives are paid for performance below threshold. Financial targets are set against the Board-approved plan.
- Under the PLTIP, 20 per cent of each portion of the award will vest for achieving threshold performance.
- The Committee approves termination arrangements of Executive Directors to ensure that there is no reward for failure.

Simplicity

- The structure comprises fixed remuneration, annual and long-term incentives only.
- There is a demonstrable link between performance and reward outcomes.

Alignment to culture

- Chief Executive Officer's pension benefit of 13 per cent of salary is aligned with that of the wider workforce.
- Advice from the Risk Committee is taken to ensure that risk management, culture and conduct are appropriately reflected in the operation of Executive Directors' remuneration.
- The vesting period attached to the PLTIP reflects the time horizon of the business plan.
- The additional post-vesting holding period and share ownership guidelines align Executive Director interests with those of other stakeholders.

Predictability

- This report details the connection between the performance of the business and the remuneration outcomes for the Chief Executive Officer under the applicable incentive schemes.

Clarity

- The Committee consults regularly with the Company's largest shareholders on executive pay proposals before they are implemented.
- Details of Executive Director pay proposals are clearly set out in the Annual report on remuneration.

Risk

- The Risk Committee advises the Committee on risk management considerations to inform remuneration decisions.
- The Committee has flexibility to adjust incentive outcomes and to apply malus and clawback to awards and incentive payments.
- The holding period on PLTIP awards extends the award time horizon to five years.
- In-employment share ownership guidelines provide a strong connection to the sustained success of the Company. Post-employment requirements continue the alignment with Company success and stakeholder interests.

Remuneration at a glance continued

How the current Directors' remuneration Policy operates

The remuneration policy was approved by shareholders at our AGM on 25 May 2023. The policy is summarised below for convenience. The full and definitive policy can be found on our website at https://www.prudentialplc.com/content/dam/prudential-plc/investor/governance-and-policies/policies-and-statements/directors-remuneration-policy-2022.pdf.

Key elements of remuneration		2026 / 2027 / 2028 / 2029 / 2030	Key features of operation of the policy
Fixed pay	Salary and benefits		– Salaries reviewed annually with increases generally no greater than those of the workforce unless there is a change in role or responsibility. Benefits reflect individual circumstances and are competitive in the local market. – Pension contributions and/or a cash supplement up to 13% of salary. – Executive Directors based in Hong Kong receive this in addition to contributions into the Hong Kong Mandatory Provident Fund.
	Pension		
Short-term variable pay	Cash bonus		– The maximum opportunity is up to 200 per cent of salary. – 40 per cent of bonus is deferred for three years. Deferral will be in cash where share ownership guidelines have been met, or otherwise in shares. – Awards are subject to the achievement of financial and personal objectives, with a Pillar I capital underpin aligned with the Hong Kong Insurance Authority capital framework. – Award is subject to malus and clawback provisions.
	Deferred bonus		
Long-term variable pay Three-year performance assessment	Prudential Long Term Incentive Plan (PLTIP)	Performance period / Holding period	– Maximum award under the PLTIP is 550 per cent of salary although regular awards are below this level. – Awards are subject to a three-year vesting period from date of grant and a further two-year holding period from the end of the vesting period. – Awards are subject to relative TSR and financial performance measures, as well as a business integrity scorecard. – Awards are subject to malus and clawback provisions.
Share ownership guidelines			– Chief Executive Officer guidelines are 400 per cent of salary. – Executives generally have five years to build this level of ownership. – Executives leaving the Board are required to hold the lower of their actual shareholding at the date they leave the Board or their in-employment share ownership guideline for a period of two years.

Summary of proposed major Policy changes for Executive Directors[1]

Remuneration element	Proposed changes	Rationale
Fixed pay	– Scope to increase the annual salary for Executive Directors above the increases for other employees if the Committee believes it appropriate, based on factors considered during the salary review.	– This allows the Committee to apply its judgement to ensure the overall package remains competitive. Should the Committee consider using this power, this would usually be discussed with major investors before a decision was made.
Short-term variable pay	– The maximum opportunity is 250 per cent of salary for Executive Directors. Annual awards are disclosed in the relevant Annual report on remuneration. – AIP awards are to be paid in cash if an Executive Director meets their share ownership guideline at the end of the financial year for which the bonus is paid. If not, they will normally be required to defer in shares the lower of 40 per cent of their bonus, or the portion of bonus sufficient to meet the share ownership guideline.	– This change is part of rebalancing the usual total maximum incentive opportunity between long-term incentive and annual bonus. – This change, together with the other recommended changes, is designed to ensure the overall remuneration package is competitive. Our peers generally deliver a greater proportion of total remuneration in cash and over a much shorter timeframe.
Long-term variable pay	– The statement that 'Annual awards are usually significantly below the maximum 550 per cent of salary' has been removed from the proposed Policy. The Committee would seek to consult with major shareholders before making any increase to current award levels.	– The PLTIP maximum is unchanged, with the proposed 2026 award reduced by 50 per cent of salary to 375 per cent. – The annual PLTIP award level will continue to be disclosed in the Annual report on remuneration.

Notes

(1) Further details on all proposed Policy changes are provided in the 'New Directors' remuneration policy' section.

What performance means for Executive Director remuneration in 2025

At Prudential, remuneration packages are designed to ensure strong alignment between pay and performance. In 2025, the Group's performance was appropriately reflected in the incentive outcomes as set out below, and as described in greater detail in the Annual report on remuneration.

Mr Wadhwani's 2025 AIP outcome

Measure	Weighting	Outturn	% achieved
Group new business profit	36 %	21.3 %	59.0%
Group adjusted operating profit	16 %	16.0 %	100.0%
Group net operating free surplus generated	16 %	16.0 %	100.0%
Group cash flow	12 %	9.6 %	80.0%
Total Group financial measures	**80 %**	**62.9 %**	**78.6%**
Personal objectives	20 %	19.0 %	95.0%
Total bonus	**100 %**	**81.9 %**	**81.9%**

2023 PLTIP outcome

Measure	Weighting	Outturn	% achieved
Three-year relative TSR	35 %	– %	
Return on embedded value	40 %	33.0 %	82.5%
Business integrity scorecard	25 %	22.1 %	88.4%
Total PLTIP	**100 %**	**55.1 %**	**55.1%**

Annual report on remuneration

Role and responsibilities

The role and responsibilities of the Committee are set out in its terms of reference, which are reviewed by the Committee and approved by the Board on a periodic basis, and can be found on the Company's website at https://www.prudentialplc.com/content/dam/prudential-plc/investor/governance-and-policies/board-and-committees-governance/egroup-remuneration-committee-tors-2-jan-2025.pdf.coredownload.inline.pdf. The Committee's role is to assist the Board in meeting its responsibilities regarding the determination, implementation and operation of the overall remuneration policy for the Group, including the remuneration of the Chair of the Board, Chief Executive Officer, Group Executive Committee members, the Company Secretary and the Chief Internal Auditor, as well as overseeing the remuneration arrangements of other staff within its purview. In 2025, the Committee met seven times and also dealt with a number of matters by email circulation.

The principal responsibilities of the Committee set out in its terms of reference and discharged during 2025 were:

- Approving the operation of performance-related pay schemes operated for the Chief Executive Officer, other members of the Group Executive Committee, the Company Secretary and Chief Internal Auditor, and determining the targets and individual payouts under such schemes;
- Consulting with shareholders and the principal advisory bodies on the proposed Directors' Remuneration Policy and decisions taken in respect of the Chief Executive Officer's remuneration arrangements for 2026 (as discussed in the Annual statement from the Chair of the Remuneration Committee);
- Reviewing the operation and awards made under all share plans requiring approval by the Board and/or the Company's shareholders;
- Monitoring the compliance of the Chair, Chief Executive Officer, other members of the Group Executive Committee, and non-executive Directors with share ownership guidelines;
- Reviewing and approving individual packages for the Chief Executive Officer and other members of the Group Executive Committee including for any new hires and departures and the fees of the Chair. Reviewing workforce remuneration practices and related policies across the Group when setting the remuneration policy for the Executive Director, as well as the alignment of incentives and awards with culture;
- Monitoring the remuneration and risk management implications of remuneration of senior executives across the Group and other selected roles; and
- Overseeing the implementation of the Group remuneration policy for those roles within scope of the specific arrangements referred to in the Hong Kong Insurance Authority's (HKIA) Group-Wide Supervision (GWS) Framework.

The Chief Executive Officer attends meetings by invitation. The Committee also had the benefit of advice from the:

- Chief Risk and Compliance Officer;
- Chief Financial Officer;
- Chief Human Resources Officer; and
- Director, Group Reward and CHRO, UK.

Individuals are not present when their own remuneration is discussed and the Committee is always careful to manage potential conflicts of interest when receiving views from the Chief Executive Officer or senior management about executive remuneration proposals.

During 2025 WTW was the independent remuneration adviser to the Committee, having been appointed by the Committee following a competitive tender process in 2024. WTW is a member of the Remuneration Consultants' Group and voluntarily operates under its code of conduct when providing advice on executive remuneration in the UK. In addition to the guidance provided at the formal meetings of the Committee, the engagement partners regularly advise the Chair of the Committee directly between meetings. The Committee is comfortable that the WTW engagement partners and team providing remuneration advice to the Committee do not have connections with Prudential that may impair their independence and objectivity.

The total fees paid to WTW for the provision of independent advice to the Committee in 2025 were £186,010, charged on a fixed fee as well as a time and materials basis. WTW provided Prudential management with remuneration market data in respect of the wider workforce as well as actuarial consulting and technology services, which were rendered by entirely separate teams within WTW.

Management also received external advice and data from a number of other providers, including legal counsel. This advice, and these services, are not considered to be material.

The operation of the Committee was reviewed as part of the annual Board performance review. No material issues were identified. The Committee discussed the output of the evaluation and agreed areas of focus. These are included in the consolidated outcomes of the 2025 Board performance review on page 177.

Table of Executive Director total remuneration (the 'single figure') – *audited information*

$000s	salary	taxable benefits*	total bonus†	PLTIP releases‡	pension benefits§	other remuneration[1]	Total fixed remuneration~	Total variable remuneration~	Total remuneration the 'single figure'^
Anil Wadhwani (2025)	**1,575**	**635**	**2,580**	**3,581**	**207**	**–**	**2,417**	**6,161**	**8,578**
Anil Wadhwani (2024)	1,574	503	2,801	–	207	1,439	2,284	4,240	6,524

* Benefits include the cost of providing the use of a car and driver, medical insurance, and expatriate benefits. Benefits of significant value include housing costs ($405,000), which is in line with Asia practice.

† The total value of the bonus, comprising both the 60 per cent delivered in cash and 40 per cent bonus deferred for three years. Given that Mr Wadhwani has met his share ownership guideline, the 2025 bonus will be deferred in cash. The deferred part of the bonus is subject to malus and clawback provisions in accordance with the malus and clawback policies, but no further performance conditions.

‡ The estimated value of the 2025 PLTIP awards vesting for Mr Wadhwani has been calculated based on the average share price over the last three months of 2025 (HKD110.34) and includes the accumulated dividends delivered in the form of shares. The Committee's approach to determining the level of vesting for this award is set out in the 'Remuneration in respect of performance periods ending in 2025' section. The actual value of vesting PLTIP awards, based on the share price on the date awards vest, will be shown in the 2026 report. The estimated value per share of the 2023 LTIP awards is 1.6 per cent lower than the value per share at grant. No adjustment to vesting levels has been proposed as a result of the share price depreciation.

§ Pension benefits include contributions into defined contribution schemes as outlined in the Pension benefit entitlement section.

~ Total fixed remuneration includes salary, taxable benefits and pension benefits. Total variable remuneration includes total bonus, PLTIP releases (where applicable), and variable remuneration elements of Mr Wadhwani's buyout.

^ Each remuneration element is rounded to the nearest $1,000 and totals are the sum of these rounded figures. Total 2025 remuneration has been converted to US dollars using the exchange rate of 7.7960 for HKD and 0.7581 for GBP. Exchange rate fluctuations will, therefore, impact the reported value. Exchange rates used for 2024 reporting were 7.8030 for HKD and 0.7824 for GBP. The 31 per cent year-on-year increase in Mr Wadhwani's remuneration reflects the vesting in 2025 of his first PLTIP award and that an element of his replacement award that vested in 2024 was included in the 2023 single figure in line with the regulations. Had that element been included in the restated 2024 single figure the increase would have been 19 per cent.

Note

(1) 'Other remuneration' for 2024 consists of the value of a replacement award made in relation to remuneration forfeited by Mr Wadhwani as a consequence of leaving his former employer, Manulife, and joining Prudential. In line with the regulations, this has been recalculated using the actual share price at vesting (HKD84.00) and actual performance outcomes (141%) and includes the accumulated dividends. Further details can be found in the Recruitment arrangements section later in this report.

Remuneration in respect of performance in 2025 - *audited information*

Base salary

After due deliberation and following consultation with shareholders, the Committee considered that there should be no increase to the Chief Executive Officer's salary for 2025. Mr Wadhwani's salary, therefore, remains as it was at his appointment. The average increase for the wider workforce was 5.2 per cent.

Executive Director	2025 salary (local currency) from 1 January 2025	2025 salary (USD) from 1 January 2025[1]
Anil Wadhwani	HKD 12,281,000	$1,575,000

Note

(1) 2025 salary converted to US dollars using an exchange rate of 7.7960 for HKD and rounded to the nearest $1,000.

Pension benefit entitlements

Pension benefit arrangements for 2025 are set out in the table below. The employer pension contribution available to the wider workforce is 13 per cent of salary.

Executive Director	2025 pension benefit	Life assurance provision
Anil Wadhwani	Pension supplement in lieu of pension of 13 per cent of salary and a HKD18,000 employer payment to the Hong Kong Mandatory Provident Fund.	Eight times salary.

Annual bonus outcomes for 2025

Target setting

For 2025, financial AIP metrics comprised 80 per cent of the bonus opportunity for the Chief Executive Officer. The financial element of the Chief Executive Officer's 2025 bonus was determined by the achievement of four Group measures, namely TEV new business profit, adjusted operating profit, net operating free surplus generation, and cash flow, which are aligned to the Group's growth and cash generation focus. The performance ranges were based on the annual business plans approved by the Board and set in line with the trajectory for the Group's 2027 strategic goals, in the context of anticipated market conditions.

Personal objectives comprised 20 per cent of the bonus opportunity for the Chief Executive Officer. These objectives were established at the start of the year and reflect the Group's strategic priorities as set by the Board for 2025.

AIP payments are subject to meeting minimum capital thresholds which are aligned to the Group Risk Framework and appetite (as adjusted for any Risk Committee approved counter-cyclical buffers) ensuring that incentive outcomes reflect both financial performance and appropriate risk management, as described in the Chief Risk and Compliance Officer's report.

The Committee seeks advice from the Risk Committee on risk management considerations to inform decisions about remuneration architecture and performance measures to ensure that risk management, culture and conduct are appropriately reflected in the design and operation of the Executive Director's remuneration.

Annual report on remuneration continued

Performance assessment

The Committee determines the bonus outcome based on pre-determined measures and considers whether the formulaic outcome reflects overall Company and individual performance.

The Committee considered a report from the Chief Risk and Compliance Officer, which was approved by the Risk Committee. This report confirmed that the 2025 results were achieved within the Group's and businesses' risk framework and appetite. The Chief Risk and Compliance Officer also considered the effectiveness of risk management and internal controls, and specific actions taken to mitigate risks, particularly where these may be at the expense of profits or sales. The report also confirmed that the Group met minimum capital thresholds, which were aligned to the Group Risk Framework and appetites. The Committee took into account this advice when determining the AIP outcome for the Chief Executive Officer.

The table below illustrates the weighting of performance measures for 2025 and the level of achievement under the AIP:

	Weighting of measures (% of total bonus opportunity)		Performance against measures (% of max for each component)						
Executive Director	Group financial measures	Personal objectives	Group financial measures	Personal objectives	2025 AIP outcome (% of max opportunity)	Maximum 2025 AIP (% of salary)	Actual 2025 AIP (% of salary)	2025 salary	2025 AIP award[2]
Anil Wadhwani[1]	80%	20%	78.6%	95 %	81.88 %	200%	163.77 %	1,575,295	2,579,793

Notes
(1) Values converted to US dollars using an exchange rate of 7.7960 for HKD.
(2) Bonus awards are subject to 40 per cent deferral for three years. As the share ownership guideline has been met, the deferral will be made in cash.

The Committee determined the 2025 AIP award on the basis of the performance of the Group and of the Chief Executive Officer. In making these decisions, it reflected on factors including:

- The overall contribution of the executive;
- Behavioural, conduct and risk management considerations; and
- Wider experience of stakeholders and overall corporate performance.

The AIP outcome was considered appropriate in the context of the above, and as such, no discretion was exercised.

Financial performance

The level of performance required for threshold, target and maximum payment against the Group's 2025 AIP financial measures and the results achieved are set out below:

2025 AIP measure	Weighting	Threshold ($m)	Target ($m)	Stretch target ($m)	Achievement ($m)
Group TEV new business profit	45%	2,571	2,856	2,999	2,782
Group adjusted operating profit	20%	2,836	3,151	3,309	3,306
Group net operating free surplus generated	20%	1,358	1,509	1,585	1,675
Group cash flow	15%	1,600	1,829	2,058	1,829

Following the adoption of TEV reporting with effect from 1 January 2025, the Committee reviewed its long-established practice of adjusting financial targets to reflect prevailing interest rate and foreign exchange rate assumptions applicable for the full year reporting. Under TEV reporting, interest rate volatility in both NBP and OFSG is reduced as a result of the use of long-term economic assumptions. As such, after careful consideration, the Committee felt it was appropriate to: discontinue adjustments for interest rate volatility on performance measures directly affected by the adoption of TEV reporting, specifically, the NBP and OFSG metrics; continue adjusting the IFRS metric for economic movements (recognising that underlying market volatility will persist and cannot practically be removed); and continue adjusting for exchange rate movements across all metrics, as it was broadly in line with market practice. Adjustments to targets in any given year may be upwards or downwards and are designed to ensure that outcomes reflect management's performance in the year by neutralising the effect of interest rates and foreign exchange movements during that year.

Personal performance

20 per cent of the Chief Executive Officer's annual bonus is based on the achievement of personal objectives, which may include:

- meeting individual conduct and customer measures;
- contribution to Group strategy as a member of the Board; and
- specific goals for which he is responsible and progress on major projects.

The below summarises the Chief Executive Officer's performance against his 2025 personal objectives and strategic priorities. The assessment was undertaken by the Chair of the Board.

2025 personal objectives	Key achievements	Weighting	Performance outcome
People and Culture	– Strengthened the Group Executive Committee through senior appointments, effective onboarding and clear portfolio accountability. – Advanced succession planning and leadership pipeline development for key Group Leadership Team roles. – Further embedded a performance led, values driven culture, strengthening alignment between delivery, behaviours and reward outcomes.	20%	19%
Transformation	– Delivered the Group's financial and operational commitments under the current strategy with double digit growth in our key metrics[1], including consistent double digit growth across all quarters in new business profit, reflecting disciplined execution and sustained operational focus – Continued execution of the Transformation Agenda across Agency, Health and Operations, supported by sustained investment in capabilities, systems and technology. – Improved operational efficiency and performance, including reductions in operating variances and enhancement of PruServices (our digital servicing portal now live for customers in nine business units). – Worked with joint venture partners, for example CITIC in China saw new business profit growth of 27 per cent.	35%	32%
Strategy	– Maintained a clear focus on capital allocation and capital management, demonstrating the Group's ability to fund growth and deliver shareholder returns. – Reached an inflection point in the Group's operating free surplus generation. Completed the $2bn share buyback and launched a further $1.2bn buyback programme in early 2026. – Delivered key strategic initiatives and transactions (eg the IPO of IPAMC in India), generating cash returns and supporting the Group's capital position.	25%	24%
Stakeholder relations	– Strengthened shareholder engagement through clear, consistent communication. – Improved rNPs in eight out of ten business units, contributing to an increase in customer retention to 88 per cent. – Engaged with regulators across key markets, securing regulatory approvals and expanding market access.	20%	20%

Recognising Mr Wadhwani's performance against his personal objectives, the Committee judged that an assessment of **95%** of the portion of the bonus attributable to personal objectives (20% weighting) was appropriate.

Note

(1) Our key metrics are: new business profit, basic earnings per share based on adjusted operating profit and operating free surplus generated from in-force insurance and asset management business.

Long-term incentives vesting in respect of performance to 31 December 2025 – *audited information*

Prudential Long Term Incentive Plan (PLTIP)

Target setting

Our long-term incentive plans have stretching performance conditions that are aligned to the strategic priorities of the Group. In determining the financial targets attached to the awards made in 2023, the Committee had regard to the stretching nature of the three-year business plan for return on embedded value and capital positions as set by the Board. Furthermore, in setting the conduct and diversity targets under the business integrity scorecard, the Committee considered input presented by the Chief Risk and Compliance Officer, on behalf of the Risk Committee, in assessing conduct risk and had regard to the Company's commitment under the Women in Finance Charter for the diversity measure.

Performance assessment

In deciding the proportion of the awards to be released, the Committee considered actual results against performance targets. The Committee also reviewed information about underlying Company performance to ensure vesting levels were appropriate, including an assessment of whether results were achieved within the Group's risk framework and appetite. Finally, overall vesting levels were reviewed to ensure that levels of reward provided remain reflective of the Company's performance.

	Weighting	Threshold (20 per cent of award vests)	Stretch (100 per cent of award vests)	Performance achieved	Vesting outcome
Relative TSR[1]	35%	Median	Upper quartile	Below median	– %
Return on embedded value (RoEV)[2]	40%	9.35%	12.65%	11.3%	82.5%
Reduction in WACI[3]	5%	25.0%	35.0%	53.0%	100.0%
GWS operating capital generation[4]	5%	$3,698 million	$5,004 million	Above target but below the cumulative stretch target	81.2%
GIECA[5]	5%	$7,853 million	$10,625 million	Above target but below the cumulative stretch target	82.6%
Diversity[6]	5%	35.0%	40.0%	38%	78.0%
Conduct[7]	5%	Partial achievement	Stretch achievement	No conduct, culture or governance issues that resulted in significant capital add-ons or material fines	100.0%
Total	100%				55.09%

Notes

(1) Relative TSR is measured on a ranked basis over three years relative to peers. The peer group for the 2023 awards consists of AIA, China Life, China Pacific Insurance, China Taiping Insurance, DBS Group, Great Eastern, Hang Seng Bank, Manulife Financial, MetLife, New China Life, Ping An Insurance and Standard Chartered. As Great Eastern shares recommenced trading on 21 August 2025, the Committee decided that Great Eastern's actual TSR performance over the full performance period would be used.
(2) The average three-year Group RoEV relative to the 2023–2025 Board-approved business plan; these targets were adjusted for the change in reporting on a TEV basis.
(3) Reduction in weighted average carbon intensity (WACI) as at 31 December 2025 compared with the baseline as at 31 December 2019. The baseline and targets have been externally validated. Please see our Sustainability report for details of our ambitions and progress to date.
(4) Cumulative three-year GWS operating capital generation.
(5) Cumulative three-year GIECA operating capital generation.
(6) Diversity is measured as the percentage of Group Leadership Team (GLT) that is female at the end of 2025. For these purposes, GLT members who are employed by our operating joint venture Prudential BSN Takaful Berhad are included.
(7) Conduct is assessed through appropriate management action, ensuring there are no significant conduct/culture/governance issues that could result in significant capital add-ons or material fines.

As disclosed in last year's report, the Group started reporting on a TEV basis in January 2025. As RoEV was set on a European Embedded Value basis the targets required adjustment. In revising the targets, the Committee adopted the following principles:

- Participants should not be advantaged or disadvantaged by the transition to the TEV reporting methodology;
- The value of outstanding awards and their key terms (vesting dates, holding periods, malus and clawback provisions) are unaffected;
- If performance conditions are revised, the revised conditions should be no more or less stretching than those originally attached to the awards; and
- Details of the revised targets will be disclosed.

These principles, similar to those adopted in respect of the demergers of the Jackson and M&G businesses, were discussed with and supported by our largest shareholders in late 2024 and early 2025 and before the revisions were made.

Details of cumulative achievement under the capital measures have not been disclosed, as the Committee considers that these are commercially sensitive and disclosure would put the Company at a disadvantage compared to its competitors. The Committee will keep this disclosure policy under review based on whether, in its view, disclosure would compromise the Company's competitive position.

PLTIP vesting

The Committee considered a report from the Chief Risk and Compliance Officer, which was approved by the Risk Committee. This report confirmed that the financial results were achieved within the Group's risk framework and appetite. On the basis of this report and the performance of the Group described above, the Committee decided that it was not appropriate to apply any adjustment to the formulaic vesting outcome of the 2023 PLTIP awards.

Long-term incentives awarded in 2025

2025 share-based long-term incentive awards

The table below shows the conditional award of shares made to the Chief Executive Officer under the PLTIP in 2025 and the performance conditions attached to this award.

Executive Director	Role	Number of shares subject to award	Face value of award		Percentage of awards released for achieving threshold targets	End of performance period
			% of salary	(USD)*		
Anil Wadhwani	Chief Executive Officer	635,353	425%	6,695,004	20%	31 December 2027

* Award calculated based on the average share price over the three dealing days prior to the grant date in March, being HKD 82.15. The value has been converted to US dollars at the exchange rate of 7.7960.

The measures, weightings and targets for the 2025 PLTIP award for the Chief Executive Officer are summarised below:

Measure	Weighting	Threshold[1] 20% vesting	Maximum 100% vesting
Relative TSR[2]	45%	Median	Upper quartile
NBP[3,5]	15%	$8,575m	$11,601m
Gross OFSG[4,5]	15%	$9,288m	$12,567m
Business integrity scorecard	25%		see below

Notes
(1) Performance below threshold results in 0% vesting.
(2) Relative TSR is measured on a local currency basis since this has the benefit of simplicity and directness of comparison. The TSR peer group comprises: AIA Group, China Life Insurance, China Pacific Insurance Company, China Taiping Insurance, DBS Group, Hang Seng Bank, Manulife Financial, MetLife, New China Life, Oversea-Chinese Banking Corporation Limited, Ping An Insurance, and Standard Chartered.
(3) NBP measures the value creation of writing new business and is a key metric to indicate growth.
(4) Gross OFSG will be calculated as the operating free surplus generated within local businesses before investment in new business and any central costs.
(5) The threshold and maximum values for NBP and gross OFSG shown above were set on a TEV basis following the change in reporting, effective 1 January 2025.

Under the business integrity scorecard, performance will be assessed for each of the five measures at the end of the three-year performance period:

Measure	Weighting	Threshold performance[1] (20% vesting)	Stretch performance[1] (100% vesting)
Reduction in WACI[2]	5%	50% reduction	55% reduction
GWS capital measure[3,5]	5%	Threshold	Stretch
GIECA measure[4,5]	5%	Threshold	Stretch
Diversity[6]	5%	38% female	42% female
Conduct[7]	5%	Partial achievement of Group expectations	Achieving Group expectations

Notes
(1) Performance below threshold results in nil vesting.
(2) Reduction as at 31 December 2027 compared with the baseline as at 31 December 2019. The baseline and targets have been externally validated. Please see our Sustainability report for details of our ambitions and progress to date. This element is subject to a transition finance underpin which must be met before any part of the WACI element vests.
(3) Cumulative three-year GWS operating capital generation.
(4) Group Internal Economic Capital Assessment (GIECA) surplus generation is a Pillar 2 economic capital metric.
(5) The targets for the GWS capital measure and the GIECA measure are deemed to be commercially sensitive and, if disclosed, would put the Company at a disadvantage compared to its competitors. They will be published in the Annual Report for the final year of the performance period.
(6) Diversity is measured as the percentage of GLT that is female. For these purposes, GLT members who are employed by our joint venture Prudential BSN Takaful Berhad are included.
(7) Through strong risk management action, ensure there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines.

The Committee will review awards on vesting to assess whether outcomes appropriately reflect underlying Company performance and to ensure that participants do not benefit from windfall gains. In making this determination, the Committee will consider Prudential's stretching performance targets, the share performance of Prudential and its peers, the performance of the indices on which Prudential is listed, and any other factors it deems relevant.

Recruitment arrangements – *audited information*

As detailed in the 2023 Directors' remuneration report, in order to facilitate Mr Wadhwani's appointment, the Company agreed to replace remuneration forfeited by him and reimburse costs he incurred as a consequence of him leaving his former employer, Manulife, and joining Prudential. Full details of these arrangements were provided in the 2023 Directors' remuneration report.

Replacement award

As part of these recruitment arrangements, a replacement award was made under a one-off award agreement entered into on 8 March 2023 in accordance with Rule 9.4.2 of the UK Listing Rules. The replacement award was made on a like-for-like basis with the award subject to release in accordance with the original vesting time frames and, where applicable, satisfaction of the Manulife performance conditions attached to the original awards.

Three types of forfeited awards were replaced:

- performance shares were replaced with Prudential plc shares with the performance conditions tied to the original award (to be determined by the Committee based on performance outcomes published in the relevant Manulife Management Information Circulars);
- restricted shares were replaced at face value; and
- market-value stock options were only replaced to the extent that they were 'in the money'.

The award comprised (i) a cash-settled nominal-cost option over Prudential plc shares, and (ii) replacement cash payments (which were paid in 2023 and reported in the 2023 single figure table). The nominal-cost option was granted to Mr Wadhwani on 21 March 2023 to replace the other forfeited Manulife awards in tranches. Part of the award vested in 2024 and was reported in the 2024 single figure table; further details of the vesting and exercise of the balance of the replacement award are provided below:

Replacement award[1]	No. of notional shares under option outstanding at 1 January 2025	Exercise price (HKD)	No. of notional shares exercised in 2025	No. of notional shares lapsed in 2025	No. of notional shares under option outstanding at 31 December 2025	End of performance period (if applicable)	Exercise period	Market price at date of vesting (HKD)
Performance shares								
2022[2, 3]	163,004	0.48	127,686	35,318	–	31 Dec 2024	1 May–8 May 2025	84.00
Restricted shares								
2022	60,738	0.48	60,738	–	–	n/a	1–30 March 2025	79.40
Stock options								
2020	11,552	0.48	11,552	–	–	n/a	5 March–3 April 2025	79.40
	235,294		**199,976**	**35,318**	**–**			

Notes
(1) All awards were made in the form of options over notional shares.
(2) Elements of the replacement award that are reportable within the restated 'Table of 2024 Executive Director total remuneration'. These values have been restated to reflect the share price at the time of vesting and actual performance outcomes where applicable.
(3) Performance shares were replaced at their maximum value (180% of target) and remained subject to the satisfaction of the original Manulife performance conditions. The number of notional shares that vested was determined by dividing the total number of notional shares under option by 180% and multiplying this by the vesting outcome of 141% of target as published in the 2024 Manulife Management Information Circular.

Malus and Clawback

The Committee may apply clawback and/or a malus adjustment to variable pay (annual bonus, long-term incentives and replacement awards). The circumstances and the period during which malus and clawback provisions may be applied, are set out in the Malus and clawback Policy section of the New Directors' remuneration policy. The clawback period is considered appropriate by the Committee as, given the nature of the company's business, it allows sufficient time for any relevant circumstances to come to light. Malus and clawback were not exercised during the year under review.

Pay comparisons

Performance graph and table

The chart below illustrates the TSR performance of Prudential, the FTSE 100 (as the Company has a listing on the London Stock Exchange and is a constituent of the FTSE 100 index), and the peer group of international insurers, which comprise the Company's TSR peer group for the 2025 PLTIP awards. The chart illustrates the performance of a hypothetical investment of $100 in ordinary shares of Prudential plc over the 10-year period from 1 January 2016 to 31 December 2025 compared to a similar investment in the FTSE 100 or an index of the Company's peers. Total shareholder return is based on returns index data calculated on a daily share price growth plus reinvested dividends (as measured at the ex-dividend dates).

Prudential TSR vs FTSE 100 and TSR peer group average – total shareholder return over 10-year period to December 2025



300
200
100
0
31/12/2015
30/12/2016
29/12/2017
31/12/2018
31/12/2019
31/12/2020
31/12/2021
30/12/2022
29/12/2023
31/12/2024
31/12/2025
Prudential
FTSE 100
Peer group

The information in the table below shows the total remuneration for the Chief Executive Officer over the same period:

$000[1]	2016	2017	2018	2019	2020	2021	2022	2022	2023	2023	2024	2025
Chief Executive Officer[2,3]	MW	MW	MW	MW	MW	MW	MW	MFP	MFP	AW	AW	AW
Salary, pension and benefits	3,029	2,415	2,423	2,122	2,126	2,249	663	1,476	447	1,986	2,284	2,417
Annual bonus payment	2,904	2,673	2,848	2,804	1,355	3,057	693	2,161	441	2,638	2,801	2,580
(As % of maximum)	(99.5) %	(94.0) %	(95.0) %	(96.0) %	(46.0) %	(96.7) %	(96.0) %	(98.0) %	(97.4) %	(99.0) %	(89.0) %	(81.9) %
LTIP vesting	4,016	5,955	4,837	2,746	4,286	1,052	2,108	1,255	307	–	–	3,581
(As % of maximum)	(70.8) %	(95.8) %	(62.5) %	(62.5) %	(68.8) %	(17.8) %	(45.5) %	(45.5) %	(27.6) %	–	–	(55.1) %
Other payment[4]	–	–	–	–	–	–	–	–	–	7,081	1,439	–
Chief Executive Officer 'single figure' of total remuneration[5]	9,950	11,042	10,109	7,671	7,768	6,358	3,464	4,892	1,195	11,705	6,524	8,578

Notes
(1) All remuneration has been converted to USD using the average exchange rate for each respective financial year.
(2) In years where there has been a change in Chief Executive Officer, the figures shown for each individual's remuneration in that year relate only to their service as Chief Executive Officer.
(3) The Chief Executive Officers are: MW: Mike Wells MFP: Mark FitzPatrick AW: Anil Wadhwani
(4) Other payment refers to the value of remuneration forfeited by Mr Wadhwani as a consequence of his leaving his former employer and replaced by the Company.
(5) Further details on the 'single figure' are provided in the 'single figure' table for the relevant year. The figures provided reflect the value of vesting LTIP awards on the date of their release. For Mark FitzPatrick, the LTIP vesting for 2022 and 2023 also include performance periods in which he served in the role of Group Chief Financial Officer and Chief Operating Officer.

Relative importance of spend on pay

The table below sets out the amounts payable in respect of 2024 and 2025 on all employee pay, dividends and the share buyback programme:

	2024	2025	Percentage change
All employee pay ($m)[1]	1,210	**1,323**	9 %
Dividends and share buyback programme ($m)[2]	1,360	**1,834**	35 %

Notes
(1) All employee pay as taken from note B2.1 of the financial statements.
(2) Dividends paid in the year as taken from note B5 and the share buyback programme value from note C8 of the financial statements.

Annual report on remuneration continued

Percentage change in remuneration

The table below illustrates the year-on-year change in remuneration for each Director compared to a wider employee comparator group:

	Salary (% change)					Benefits[10] (% change)					Bonus[9] (% change)				
	2024-25	2023-24	2022-23	2021-22	2020-21	**2024-25**	2023-24	2022-23	2021-22	2020-21	**2024-25**	2023-24	2022-23	2021-22	2020-21
Executive Director															
Anil Wadhwani[1]	**0%**	19%	–	–	–	**26%**	3%	–	–	–	**(8)%**	6%	–	–	–
Chair and Non-executive Directors[3]															
Shriti Vadera[2]	**2%**	(1)%	1%	2%	907%	**10%**	(18)%	10%	35%	–	**–**	–	–	–	–
Jeremy Anderson	**1%**	5%	12%	3%	13%	**25%**	300%	–	–	–	**–**	–	–	–	–
Arijit Basu[4]	**2%**	1%	198%	–	–	**33%**	200%	–	–	–	**–**	–	–	–	–
Guido Fürer[5]	**– %**	–	–	–	–	**–**	–	–	–	–	**–**	–	–	–	–
Ming Lu[6]	**2%**	0%	0%	58%	–	**–**	–	–	–	–	**–**	–	–	–	–
George Sartorel[4]	**3%**	7%	34%	–	–	**(40)%**	400%	–	–	–	**–**	–	–	–	–
Mark Saunders[7]	**36%**	–	–	–	–	**–**	–	–	–	–	**–**	–	–	–	–
Claudia Suessmuth Dyckerhoff[8]	**2%**	1%	–	–	–	**50%**	100%	–	–	–	**–**	–	–	–	–
Chua Sock Koong[6]	**1%**	(1)%	5%	70%	–	**0%**	100%	–	–	–	**–**	–	–	–	–
Jeanette Wong[6]	**6%**	19%	0%	74%	–	**(33)%**	–	–	–	–	**–**	–	–	–	–
Amy Yip[8]	**(15)%**	0%	0%	1%	0%	**–**	–	–	–	–	**–**	–	–	–	–
UK-based employees	**4.0%**	4.6 %	6.0%	6.7%	3.1%	**46.1 %**	(14.5)%	45.1%	(7.3)%	0.7%	**(9.9%)**	(13.6)%	143%	7.9%	5.8%

Notes

(1) Anil Wadhwani was appointed as Chief Executive Officer on 25 February 2023. The change in salary and benefits in 2023–24 reflects his pro-rated pay for 2023. In addition, his 2023 bonus was determined using his pro-rated salary. The percentage change in remuneration is calculated in USD.
(2) Shriti Vadera joined the Board and the Nomination & Governance Committee on 1 May 2020 and became Chair on 1 January 2021. The change in pay in 2020–21 reflects her pro-rated pay for 2020 as well as her change in role. Fluctuations in benefits are also in part due to exchange rate movements where not dollar-denominated.
(3) Fluctuations in Non-executive Directors' pay are due to changes in Committee memberships and changes in the basic fee or additional fees for being a Committee Chair or member. Fluctuations in benefits are also in part due to exchange rate movements where not dollar-denominated.
(4) Arijit Basu and George Sartorel joined the Board in 2022. The changes in pay in 2022–23 reflect their pro-rated pay for 2022.
(5) Guido Fürer joined the Board on 1 July 2025.
(6) Ming Lu, Chua Sock Koong and Jeanette Wong joined the Board in 2021. The changes in pay in 2021–22 reflect their pro-rated pay for 2021.
(7) Mark Saunders joined the Board on 1 April 2024. The change in pay in 2024–25 reflects his pro-rated pay for 2024.
(8) Amy Yip retired from the Board on 31 October 2025.
(9) The year-on-year change in bonus for UK-based employees between 2022 and 2023 reflects changes in the structure of their bonus plan and business performance. The increase in the level of taxable benefits from 2022 to 2023 for employees reflects the extension of private medical cover offered to employees and the introduction of critical illness cover.
(10) The year-on-year change in benefits from 2024 to 2025 for Mr Wadhwani reflects the increased cost in the provision of a car and driver, medical insurance and expatriate benefits and for UK-based employees the change reflects a new health cash plan introduced to align with Group-wide minimum standards and a higher private medical insurance cost in 2025 compared to 2024.

The regulations prescribe that this comparison should include all employees of the parent company. The number of individuals employed by the parent company is insufficient to be the basis of a representative comparison. Therefore, the Committee has decided to use all UK-based employees as the basis for this calculation. The average pay for all employees has been calculated on a full-time equivalent basis by reference to the total pay awarded to UK employees in each year from 2025 back to 2019. The salary increase includes uplifts made through the annual salary review, as well as any additional changes in the year; for example, to reflect promotions or role changes.

Chief Executive Officer pay compared with employee pay and gender pay gap

As reported in prior years, the UK headcount of Prudential Services Limited is below the 250-person threshold, which triggers mandatory publication of the gender pay gap and the CEO pay ratio. After due consideration, we have decided that the UK gender pay gap and CEO pay ratio are not meaningful, given our relatively small employee headcount in the UK.

Consideration of workforce pay and approach to engagement

The Committee believes that its approach to executive remuneration is consistent with the pay, reward and progression policies for other employees within the Group. The base salary and total remuneration levels for the Chief Executive Officer and other employees are competitively positioned within the relevant markets and reflect the operation of our remuneration structures, which are effective in appropriately incentivising staff, having regard to our risk framework and risk appetites, and to rewarding the 'how' as well as the 'what' of performance. During 2025, the Committee considered workforce remuneration and related policies in the businesses across the Group. Information presented to the Committee, by way of a dashboard, included how the Company's incentive arrangements are aligned with the culture and informed the Committee's decision-making on executive pay and policy. By way of example, employee salary increase budgets are considered as part of the review of the Chief Executive Officer's compensation and salary increases.

The Committee considered the Chief Executive's remuneration in the context of workforce pay and is satisfied that it remains appropriate. In 2025, salary increases for other employees across the Group's businesses were 5.2 per cent while the Chief Executive Officer received no salary increase in January 2025. Employee engagement is led by the Sustainability Committee. The Strategic report describes how it discharged this responsibility during 2025.

The Group operates PRUshareplus, an all-employee share purchase plan available to employees in 25 countries – 15 in Asia, eight in Africa and two in Europe – allowing our people to invest in the Company's shares. Similar Syariah-compliant plans are available in our Syariah business. The Group also operates a UK Save As You Earn (SAYE) scheme and Share Incentive Plan (SIP). UK-based employees are eligible to participate in both plans. Further details are provided in note B2.2 of the Financial statements.

As part of our continuing efforts to safeguard our employees' wellbeing, we held our fifth Prudential Recharge Day on 19 September 2025. All employees Group-wide were encouraged to take the day as an extra day off to rest and recharge, and to spend time with family and friends.

Chair and Non-executive Director remuneration in 2025 – *audited information*

Chair fee

Shriti Vadera's fee was reviewed by the Committee during 2025. Having considered the fee against external benchmarks and that it was last increased in July 2022, the Committee felt that it was appropriate to increase her fee to $1,005,000, effective from 1 July 2025.

Non-executive Directors' fees

The Non-executive Directors' fees are denominated in US dollars. The fees were reviewed by the Board during 2025 with a 3.2% increase made to the basic fee, which had been last increased in July 2022; this fee change was effective from 1 July 2025.

Annual fees[2]	From 1 July 2024 ($)	From 1 July 2025 ($)
Basic fee	125,000	129,000
Additional fees:		
Audit Committee Chair	92,000	92,000
Audit Committee member	39,000	39,000
Remuneration Committee Chair	80,000	80,000
Remuneration Committee member	39,000	39,000
Risk Committee Chair	92,000	92,000
Risk Committee member	39,000	39,000
Nomination & Governance Committee Chair[1]	–	–
Nomination & Governance Committee member	19,000	19,000
Sustainability Committee Chair	60,000	60,000
Sustainability Committee member	30,000	30,000
Senior Independent Director	61,000	61,000

Notes

(1) There is no fee paid for the role of Nomination & Governance Committee Chair.

(2) As detailed in the Directors' remuneration policy, should a new committee or working group be formed, the remit of an existing committee be materially expanded, or a new Non-executive Director role established, new or additional fees may be paid. Any fees will be commensurate with the new or additional responsibilities and time commitment involved.

Annual report on remuneration continued

If, in a particular year, the number of meetings and/or time commitment is materially greater than usual, the Company may determine that the provision of additional fees is fair and reasonable. No additional fees were paid in 2025.

The resulting fees paid to the Chair and Non-executive Directors are:

	2025 fees ($000)	2024 fees ($000)	**2025 taxable benefits* ($000)**	2024 taxable benefits* ($000)	**Total 2025 remuneration: the 'single figure' ($000)†‡**	Total 2024 remuneration: the 'single figure' ($000)†‡
Chair						
Shriti Vadera	**986**	966	**123**	112	**1,109**	1,078
Non-executive Directors						
Jeremy Anderson	**338**	335	**5**	4	**343**	339
Arijit Basu	**196**	192	**4**	3	**200**	195
Guido Fürer[1]	**104**	–	**–**	–	**104**	–
Ming Lu[2]	**185**	182	**–**	–	**185**	182
George Sartorel	**284**	277	**3**	5	**287**	282
Mark Saunders	**205**	151	**–**	–	**205**	151
Claudia Suessmuth Dyckerhoff	**196**	192	**3**	2	**199**	194
Chua Sock Koong	**226**	223	**2**	2	**228**	225
Jeanette Wong	**288**	271	**2**	3	**290**	274
Amy Yip[3]	**138**	163	**–**	–	**138**	163
Total	**3,146**	2,952	**142**	131	**3,288**	3,083

* Benefits include the cost of providing the use of a car and driver and medical insurance where applicable.
† Each remuneration element is rounded to the nearest $1,000 and totals are the sum of these rounded figures. The Chair and Non-executive Directors are not entitled to participate in annual bonus plans or long-term incentive plans.
‡ Remuneration components denominated in GBP have been converted to US dollars using an exchange rate of 0.7824 for the 2024 single figure calculation and 0.7581 for the 2025 single figure calculations. As Non-executive Directors and the Chair do not receive variable remuneration components, the table above does not include a sum of total fixed and total variable remuneration.

Notes
(1) Guido Fürer joined the Board on 1 July 2025.
(2) During 2024, Ming Lu donated his fee to InspringHK Sports, an independent non-profit organisation based in Hong Kong.
(3) Amy Yip retired from the Board on 31 October 2025.

Statement of Directors' shareholdings – audited information

The interests of Directors in ordinary shares of the Company are set out below. 'Beneficial interest' includes shares owned outright and deferred annual incentive awards, detailed in the Additional remuneration disclosures section. It is only these shares that count towards the share ownership guidelines.

	1 January 2025 (or on date of appointment)			31 December 2025 (or on date of stepping down)			Share ownership guidelines	
	Total beneficial interest (number of shares)	Number of shares acquired during the year	Number of shares disposed of during the year	Total beneficial interest* (number of shares)	Number of shares subject to performance conditions†	Total interest in shares	Share ownership guidelines‡ (% of salary/ fee)	Beneficial interest as a percentage of basic salary/ basic fees§
Chair								
Shriti Vadera	117,500	–	–	117,500	–	117,500	100%	159%
Executive Director								
Anil Wadhwani[1]	329,573	137,035	–	466,608	1,770,768	2,237,376	400%	403%
Non-executive Directors								
Jeremy Anderson	19,157	–	–	19,157	–	19,157	100%	202%
Arijit Basu	9,691	4,000	–	13,691	–	13,691	100%	144%
Guido Fürer	–	13,000	–	13,000	–	13,000	100%	137%
Ming Lu	12,600	5,000	–	17,600	–	17,600	100%	186%
George Sartorel	13,000	1,000	–	14,000	–	14,000	100%	148%
Mark Saunders	13,750	–	–	13,750	–	13,750	100%	145%
Claudia Suessmuth Dyckerhoff	4,800	–	–	4,800	–	4,800	100%	51%
Chua Sock Koong	15,000	–	–	15,000	–	15,000	100%	158%
Jeanette Wong	14,600	–	–	14,600	–	14,600	100%	154%
Amy Yip	14,013	–	–	14,013	–	14,013	100%	148%

* Beneficial interests include shares held directly or indirectly by connected persons. The only changes in the Directors' interests in ordinary shares between 31 December 2025 and 17 March 2026 were the acquisition of 109 shares through the Prudential All Employee Share Purchase Plan by Anil Wadhwani.

† Further information on share awards subject to performance conditions are detailed in the 'share-based long-term incentive awards' part of the Additional remuneration disclosures section.

‡ The holding requirement under the Articles of Association (2,500 ordinary shares) must be obtained within one year of appointment to the Board. Executive Directors and the Chair have five years to reach their guideline. Non-executive Directors have three years from their date of joining to reach the guideline.

§ Based on the average closing price for the six months to 31 December 2025 (HKD106.05) and the exchange rate of 7.7960 for HKD.

The Company and its Directors, Chief Executives and shareholders have been granted a partial exemption from the disclosure requirements under Part XV of the Securities and Futures Ordinance (SFO). As a result of this exemption, Directors, Chief Executives and shareholders do not have an obligation under the SFO to notify the Company of shareholding interests, and the Company is not required to maintain a register of Directors' and Chief Executives' interests under section 352 of the SFO, nor a register of interests of substantial shareholders under section 336 of the SFO. The Company is, however, required to file with the Stock Exchange of Hong Kong Limited any disclosure of interests notified to it in the United Kingdom.

Note

(1) Anil Wadhwani was appointed on 25 February 2023 and had met his share ownership guidelines by the end of 2025. Total beneficial interest includes deferred bonus awards without performance conditions.

Directors' terms of employment

Details of the service contract of the Chief Executive Officer are outlined in the table below. The Directors' remuneration policy contains further details of the terms included in Executive Director service contracts. As required by the Hong Kong Listing Rules, all Executive Director service contracts can be terminated by the Company by giving no more than 12 months' notice (or payment in lieu of such notice) and without compensation payments other than any termination payments required by law.

	Date of contract	Notice period to the Company	Notice period from the Company
Executive Director			
Anil Wadhwani	25 February 2023	12 months	12 months

Letters of appointment of the Chair and Non-executive Directors

Details of Non-executive Directors' individual appointments are outlined below. The Directors' remuneration policy contains further details on their letters of appointment. The Chair and Non-executive Directors are not entitled to receive any payments for loss of office. As required by the Hong Kong Listing Rules, the appointment of the Chair and the Non-Executive Directors can be terminated by the Company by giving no more than six months' notice (12 months' notice for the Chair), or payment in lieu of such notice and without compensation payments other than any termination payments required by law.

Chair/Non-executive Director	Appointment by the Board	Notice period	Time on the Board at 2026 AGM
Chair			
Shriti Vadera (Chair from 1 January 2021)	1 May 2020	12 months	6 years
Non-executive Directors			
Amy Yip[1]	2 September 2019	6 months	n/a
Jeremy Anderson	1 January 2020	6 months	6 years 4 months
Ming Lu	12 May 2021	6 months	5 years
Chua Sock Koong	12 May 2021	6 months	5 years
Jeanette Wong	12 May 2021	6 months	5 years
George Sartorel	14 January 2022	6 months	4 years 4 months
Arijit Basu	1 September 2022	6 months	3 years 8 months
Claudia Suessmuth Dyckerhoff	1 January 2023	6 months	3 years 4 months
Mark Saunders	1 April 2024	6 months	2 years 1 month
Guido Fürer	1 July 2025	6 months	10 months

Note
(1) Amy Yip retired from the Board on 31 October 2025.

Payments to past Directors and payments for loss of office – *audited information*

Payments to past Directors, as they relate to their Directorships, are described below. A *de minimis* threshold of £10,000 has been set by the Committee; any payments or benefits provided to a past Director above this amount will be reported. There were no payments to past Directors in 2025, nor any additional payments to Directors for loss of office in the year.

Statement of voting at general meeting

The Directors' remuneration policy was approved by shareholders at the 2023 Annual General Meeting. At the 2025 Annual General Meeting, shareholders were asked to vote on the 2024 Directors' remuneration report. Each of these resolutions received a significant vote in favour and the Committee is grateful for this support and endorsement by our shareholders. The votes received were:

Resolution	Votes for	% of votes cast	Votes against	% of votes cast	Total votes cast	Votes withheld
To approve the Directors' remuneration policy (2023 AGM)	2,176,820,906	95.71	97,529,901	4.29	2,274,350,807	12,342,304
To approve the Directors' remuneration report (2025 AGM)	1,967,863,835	92.40	161,804,212	7.60	2,129,668,047	1,720,482

Statement of implementation of remuneration policy in 2026

The proposed implementation of remuneration policy set out below is subject to shareholder approval of the Directors' remuneration policy at the AGM to be held on 28 May 2026. Information about the 2026 Directors' remuneration policy is set out in the New Directors' remuneration policy and in the Annual statement from the Chair of the Remuneration Committee.

Base salary

The Chief Executive Officer's remuneration package was reviewed in 2025, with the Committee considering the expected salary increases budgeted for other employees in 2026, alongside external benchmarks. These benchmarks, based on the 2025 TSR peer group, Asia-focused insurers and financial services firms, were selected to reflect that we compete for talent globally, particularly within financial services organisations with significant operations in Asia.

After due deliberation and consultation with the Company's shareholders, the Committee considered that Mr Wadhwani's salary for 2026 should be increased by 3 per cent. This recognises the time elapsed since his current base salary was last set in 2022 and his strong leadership and performance since joining the Company. Since the wider Prudential workforce received an average 5.1 per cent salary increase, 2026 will be the 14th consecutive year in which the increases generally offered to executives have been below or close to the bottom of the range of salary increases budgeted for the broader workforce.

Mr Wadhwani's annual salary, effective 1 January 2026, will be HKD12,650,000.

2026 pension entitlements

Mr Wadhwani's pension benefits will remain aligned to the workforce rate, currently considered to be 13 per cent of salary. In addition, statutory contributions will continue to be made into mandatory pension arrangements in Hong Kong, in line with local requirements.

Annual bonus

Mr Wadhwani will be eligible for a maximum bonus opportunity of 250 per cent of salary, subject to deferral in line with the 2026 Directors' remuneration policy.

For 2026, the AIP for the Chief Executive Officer's bonus will continue to be based on financial measures (80 per cent) and on personal and strategic objectives (20 per cent). Given the strong connection between remuneration and our longer-term strategic objectives, and that we are mid-way through our strategic cycle, we intend to keep the measures and weightings for the 2026 AIP unchanged from 2025, as set out below:

– Group new business profit – 45 per cent;
– Group adjusted operating profit – 20 per cent;
– Group net operating free surplus generation – 20 per cent; and
– Group holding Company cash flow – 15 per cent.

In 2025, we transitioned our external reporting from IFRS operating profit pre-tax to IFRS operating profit post-tax, to better align with investor expectations and peer disclosures. Accordingly, the IFRS measure for AIP from 2026 will be based on a post-tax basis.

The Committee considers the forward-looking targets to be commercially sensitive. The performance targets and outcomes will be set out in next year's Directors' remuneration report.

Annual report on remuneration continued

2026 share-based long-term incentive awards

Award levels

Mr Wadhwani will be eligible to receive a 2026 PLTIP award of 375 per cent of salary.

The Committee will review awards on vesting to ensure that participants do not benefit from windfall gains. The Committee will consider Prudential's stretching performance targets, the share performance of Prudential and its peers, the performance of the indices on which Prudential is listed, and any other factors it deems relevant when determining vesting.

Performance conditions

The measures, weightings and targets for the 2026 PLTIP award for the Chief Executive Officer are summarised below:

Measure	Weighting	Threshold performance[1] (20% vesting)	Stretch performance (100% vesting)
Relative TSR[2]	40 %	Median	Upper quartile
NBP[3]	15 %	$9,630m	$13,029m
Gross OFSG[4]	15 %	$10,841m	$14,668m
RoEV[5]	15 %	14.3 %	19.3 %
Business integrity scorecard	15 %		see below

Notes
(1) Performance below threshold results in 0% vesting.
(2) Relative TSR is measured on a local currency basis since this has the benefit of simplicity and directness of comparison. For 2026 awards, the 2026 TSR peer group comprises: AIA Group, China Life Insurance, China Pacific Insurance Company, China Taiping Insurance, DBS Group, Manulife Financial, MetLife, Oversea-Chinese Banking Corporation Limited, New China Life, Ping An Insurance, and Standard Chartered.
(3) NBP measures the value creation of writing new business and is a key metric to indicate growth.
(4) Gross OFSG will be calculated as the operating free surplus generated within local businesses before investment in new business and any central costs.
(5) RoEV is a comprehensive performance measure for the Group, capturing both new business growth and the efficient management of in-force business.

Under the business integrity scorecard, performance will be assessed for each of the three measures at the end of the three-year performance period:

Measure	Weighting (% of total LTIP)	Threshold performance (20% vesting)	Stretch performance (100% vesting)
Financing the Transition[1]	5%	$3.783bn	$4.017bn
GWS capital measure[2, 4]	5%	Threshold	Stretch
GIECA measure[3, 4]	5%	Threshold	Stretch

Notes
(1) Cumulative committed/invested capital over the three-year performance period. The targets have been externally validated. Please see our Sustainability report for details of our ambitions and progress to date. This element is subject to a WACI reduction underpin which must be met before any part of the FTT element vests.
(2) Cumulative three-year GWS operating capital generation relative to threshold.
(3) GIECA surplus generation is a Pillar 2 economic capital metric.
(4) The targets for these metrics are deemed to be commercially sensitive and, if disclosed, would put the Company at a disadvantage compared to its competitors. They will be published in the Annual Report for the final year of the performance period.

Chair and Non-executive Directors

Fees for the Chair and Non-executive Directors were reviewed in 2025 with changes effective from 1 July 2025, as set out in the Chair and Non-executive Director remuneration in 2025 section. The next regular fee level review will be conducted in 2026.



Chua Sock Koong
Chair of the Remuneration Committee

17 March 2026

New Directors' remuneration policy

This section sets out the revised Directors' remuneration policy ('Policy') which will be put forward to shareholders for a binding vote at the 2026 AGM on 28 May 2026. If approved, this Policy will apply immediately for three years following the AGM, unless prior shareholder approval is obtained for an amendment. This Policy has evolved from the current Policy which was approved at the AGM held on 25 May 2023 and has applied from that date. The Committee considers that the Policy maintains strong alignment between executive remuneration and Company performance.

As discussed in the Annual statement from the Chair of the Remuneration Committee (the 'Committee'), the current Policy has operated as intended. Full details of the existing Policy can be found on pages 261 to 275 of the 2022 Annual Report or on our website at https://www.prudentialplc.com/content/dam/prudential-plc/investor/governance-and-policies/policies-and-statements/directors-remuneration-policy-2022.pdf.

During 2025, the Committee reviewed the Policy, as described in the Chair's letter. In order to allow the Company to attract and retain best-in-class Executive Directors from within or outside the Group in Asia, the Committee determined that it was essential to take steps to better align the Policy with the remuneration practices of peers while also taking account of the need to reinforce the community of interest between Executive Directors and other stakeholders, the views of our shareholders, the remuneration of the workforce, the UK Corporate Governance Code, and the Company's broader regulatory and competitive environment. The Committee has determined that there would be no increase to the total usual annual maximum incentive opportunity available to Executive Directors.

In considering the remuneration arrangements, the Committee was aware that there is no one remuneration design which is typical among our peers in Asia. Companies operate a wide variety of incentive models as illustrated by the analysis shown in the Chair's letter.

Notwithstanding these differences in design, our peers generally deliver a greater proportion of remuneration in cash and pay over a much shorter timeframe than the Company's existing reward models. In formalising the revised Policy, input was sought from the management team, while ensuring that conflicts of interest were suitably mitigated. Advice also was sought from the Risk Committee to ensure the Policy appropriately reflects risk management considerations and supports risk-aligned remuneration outcomes. To ensure objectivity when formulating and operating the Policy, the Committee is entirely made up of independent Non-executive Directors and no-one is present when their own remuneration is being discussed by the Committee.

Changes from 2023 Policy

The Committee evaluated a number of alternative remuneration structures. Following careful consideration and discussion with our major investors, the Committee has decided to retain key features of the current incentive structure and of the Policy approved by shareholders in May 2023, while introducing some changes to equip the Group to recruit and retain critical executive talent in the Asia market. The Policy and the sections on the Annual Incentive Plan (AIP) and Prudential Long Term Incentive Plan (PLTIP) in particular have been simplified to offer greater flexibility and clarity. The principal differences between the 2026 and 2023 Policies are set out below.

Policy element(s)	2023 Policy	Recommended 2026 Policy	Commentary
Base salary – value	– Annual salary increases for Executive Directors will normally be in line with the increases for other employees unless there is a change in role or responsibility.	– Annual salary increases for Executive Directors will normally be in line with the increases for other employees. The Committee can determine to increase the annual salary for Executive Directors above the increases for other employees if it believes that this is appropriate based on factors considered during the salary review.	– Our long-standing practice has been for annual salary increases for Executive Directors to be below the increases for other employees. Notwithstanding that it is anticipated that this will continue to be the case, this change allows the Committee to apply their judgement to ensure the overall remuneration package remains competitive. – Should the Committee consider using this power, this would usually be discussed with major investors before a decision was made and its reasons for making the decision would be disclosed in the relevant Annual report on remuneration.

New Directors' remuneration policy continued

Policy element(s)	2023 Policy	Recommended 2026 Policy	Commentary
Benefits	– Executive Directors and Non-executive Directors (NEDs) can receive reimbursement for business expenses (including any tax liability) incurred when travelling overseas in performance of duties. – If as a consequence of the Company's corporate structure, Non-executive Directors are required to prepare personal tax returns in Hong Kong and/or the UK, in addition to preparing their personal tax return for the jurisdiction which is their place of residence, the Company will reimburse the costs of personal tax return preparation for whichever locations are not their place of residence (including payment of any tax cost associated with the provision of the benefit).	– Business expense reimbursement is also applicable to Executive Directors. The description of reimbursed business expenses has been expanded to include banking fees and any other reasonable fees for professional services incurred when travelling overseas in performance of duties or due to the Company's corporate structure. – Modest gifts or awards to Executive Directors on customary occasions of the same value as offered to the wider workforce in the same location, for example long service awards.	– Reflects the administrative obligations created for the Executive Directors and NEDs in discharging their services. – Supports alignment with the wider workforce.
Bonus – opportunity	– The maximum AIP opportunity is up to 200 per cent of salary for Executive Directors. Annual awards are disclosed in the relevant Annual report on remuneration.	– The maximum AIP opportunity is up to 250 per cent of salary for Executive Directors. Annual awards are disclosed in the relevant Annual report on remuneration.	– As set out in the Chair's letter, this change is part of rebalancing the usual total maximum incentive opportunity between long-term incentive and bonus, i.e. reducing the 2026 PLTIP award by 50 per cent of salary and increasing the 2026 AIP award by 50 per cent of salary.
Bonus – form and timing of payment	– 40 per cent of an Executive Director's bonus will be deferred in cash for three years provided that their share ownership guideline is met. Deferred awards will be made in shares if the Executive Director's share ownership guideline has not yet been achieved. The Committee retains discretion to vary the proportion of the bonus to be deferred and the length of the deferral period. – The release of deferred bonus awards is not subject to any further performance conditions. Deferred bonus awards in shares carry the right to accumulate an amount to reflect the dividends payable in respect of the shares that vest during the deferral period. These dividend equivalents will normally be settled in shares, but there is the flexibility to deliver them in cash. The amount of the dividend equivalent payment may assume the re-investment of the relevant dividends in shares.	– Up to 40% of an Executive Director's bonus will be deferred into shares, for three years, while they are building their share ownership and until their share ownership guideline has been met, otherwise a bonus is paid immediately in cash. Achievement of the share ownership guideline will be assessed as at the end of the financial year for which the bonus is paid. – For the avoidance of doubt, an Executive Director will need to continue to meet the share ownership guideline (even during the share ownership guideline build up period) for AIP awards to be paid in cash. If the share ownership guideline is not met at the end of a financial year, the necessary portion of the AIP paid in respect of that year will be delivered in shares.	– This change, together with the other recommended changes, is designed to ensure the overall remuneration package is competitive. Our peers generally deliver a greater proportion of total remuneration in cash and over a much shorter timeframe.
Fees for the Chair and Non-executive directors	– The Chair receives an annual fee for the performance of their role. – All Non-executive Directors receive a basic fee for their duties as a Board member. Additional fees are paid for added responsibilities.	– The Chair receives an annual fee for the performance of their role. – All Non-executive Directors receive a basic fee for their duties as a Board member. Additional fees are paid for added responsibilities. – A portion of fees may be delivered in the form of shares without performance conditions, based on the market value of the shares, if the Board/ Committee deems that this is appropriate.	– We intend to continue to pay fees in cash in 2026. A provision allowing a portion of fees to be delivered in shares provides the Board/ Committee flexibility in light of relevant circumstances, including changes in market practice, during the life of the Policy.

Fixed pay Policy for Executive Directors

Component and purpose	Operation	Opportunity
Base salary Paying salaries at a competitive level enables the Company to recruit and retain key Executive Directors.	Offer Executive Directors market competitive base salaries. The Committee usually reviews salaries annually with changes normally effective from 1 January. In determining base salary for each Executive Director, the Committee considers factors such as: – Salary increases for other employees across the Group; – The performance and experience of each Executive Director; – The size and scope of the role; – Group financial performance; – Internal relativities; and – External factors such as economic conditions and market data, taking into account the geographies and markets in which the Company operates and competes for talent.	Annual salary increases for Executive Directors will normally be in line with the increases for other employees unless the Committee determines otherwise based on the factors considered during the salary review.
Benefits Provided to Executive Directors to support their health and wellbeing, and to assist them in carrying out their duties effectively. Relocation and location-specific benefits allow Prudential to attract high calibre Executive Directors in the international talent market and to deploy them appropriately.	The Committee has the discretion to offer Executive Directors benefits which reflect their individual circumstances and are competitive within their local market, including but not limited to: – Health and wellness benefits; – Protection and security benefits; – Transport benefits; – Family and education benefits; – All employee share plans and savings plans; – Relocation and location-specific benefits; – Reimbursed business expenses (including any relevant tax liability, banking fees and any other reasonable fees for professional services such as legal, tax, property and financial advice) incurred when travelling overseas in performance of duties or due to the Company's corporate structure; and – Modest gifts or awards on customary occasions of the same value as offered to the wider workforce in the same location, such as long service awards.	The maximum paid will be the cost to the Company of providing these benefits. The cost of these benefits may vary from year to year but the Committee is mindful of achieving the best value from providers.
Provision for an income in retirement Pension benefits provide Executive Directors with opportunities to save for an income in retirement.	Executive Directors are offered pension benefits that are competitive and appropriate in the context of pension benefits for the wider workforce. Executive Directors have the option to: – Receive payments into a defined contribution scheme or similar arrangement; and/or – Take a cash supplement in lieu of contributions. In addition, Executive Directors may receive statutory contributions to mandatory pension arrangements in the country in which they are based, in line with local requirements.	Executive Directors will be entitled to receive pension contributions or a cash supplement (or a combination of the two) in line with the workforce rate. In 2026, this is considered to be 13 per cent of base salary. In addition, statutory contributions will be made to mandatory pension arrangements in the country in which the Executive Directors are based, in line with local requirements.

New Directors' remuneration policy continued

Annual bonus Policy for Executive Directors

Purpose	The purpose of the Annual Incentive Plan (AIP) is to provide a competitive package in the markets in which we compete for talent. Payments under the AIP reward the delivery of stretching financial, functional and/or personal objectives which are drawn from the annual business plan measured over a period not exceeding one financial year.
Opportunity	The maximum annual AIP opportunity is up to 250 per cent of salary for Executive Directors. Annual awards are disclosed in the relevant Annual report on remuneration.
Operation	Currently Executive Directors participate in the AIP with payments based on the achievement of financial, functional and/or personal objectives generally assessed over one financial year. Payments under the AIP will normally be made in cash following the end of the performance year unless an Executive Director is yet to meet their share ownership guideline as assessed at the end of the financial year, in which case they will normally be required to defer 40 per cent of their bonus in the form of shares for three years. If a deferral in shares of less than 40 per cent would mean that the Executive Director has met their share ownership guideline, this lower portion would be deferred in shares and the balance would be paid immediately in cash. The Committee retains discretion to vary the proportion of the bonus to be deferred and/or the length of the deferral period. The release of deferred bonus awards is not subject to any further performance conditions. Deferred bonus awards in shares carry the right to accumulate a 'dividend equivalent' amount to reflect the dividends payable on those shares. The amount of the dividend equivalent may assume the re-investment of the relevant dividends in shares.
Determining annual bonus awards	The Committee determines the AIP award for each Executive Director with reference to the performance achieved against approved performance ranges. In making this assessment, the Committee will take into account the personal performance of the Executive Director and the Group's risk management framework and appetite, as well as other relevant factors. To assist them in their assessment, the Committee considers advice from the Risk Committee on whether results were achieved within the Group's and businesses' risk management framework and appetite and to relevant conduct standards. The Committee may adjust the formulaic outcome based on the performance targets to reflect the underlying performance of the Company by applying discretion within the limits of the Policy. The Committee will disclose in the relevant Annual report on remuneration where discretion is used.
Performance measures	The Committee determines the performance conditions and sets annual targets with reference to the business plans approved by the Board. No bonus is payable under the AIP for performance at or below the threshold level, increasing to 100 per cent for achieving or exceeding the maximum level. The weightings of the performance measures for 2026 for the Chief Executive Officer are 80 per cent Group financial measures and 20 per cent personal measures. The Committee retains the discretion to adjust performance conditions and/or targets if events occur (such as a material acquisition and/or divestment of a Group business or the requirements of the Company's regulators, or a change in prevailing market conditions) which cause the Committee to determine that the measures and/or targets are no longer appropriate and that amendment is required so that they achieve their original purpose.

Long-term incentive Policy for Executive Directors

Purpose	The purpose of the Prudential Long Term Incentive Plan (PLTIP) is to provide a competitive package in the markets in which we compete for talent and to reinforce the community of interest between the Executive Directors and other stakeholders. Specifically, the PLTIP is designed to incentivise the delivery of longer-term business plans; the creation of sustainable long-term returns for shareholders; and the achievement of Group strategic priorities, such as disciplined risk and capital management.
Opportunity	The value of shares awarded under the PLTIP (in respect of any given financial year) may not exceed 550 per cent of the Executive Director's annual basic salary. On recruitment, any buy out awards will not count towards this limit provided that they replace foregone awards on a like for like basis. Annual awards are disclosed in the relevant Annual report on remuneration. The Committee would seek to consult with major shareholders before making any increase to current award levels.

Long-term incentive Policy for Executive Directors

Operation	Currently, Executive Directors receive PLTIP awards with full vesting only achieved if the Company meets stretching performance targets normally measured over three years. Subject to the Committee's discretion mentioned below, the extent that performance conditions are not achieved at the end of the three-year performance period, the unvested portion of any award lapses and performance cannot be retested. Wherever possible, the targets attached to PLTIP awards will be disclosed prospectively at the time of the award. Where PLTIP targets are commercially sensitive, they will be published in the Annual Report of the final year of the performance period. The Committee retains the discretion to adjust (including by reducing to nil) the formulaic outcome under the PLTIP if it considers that: (1) the extent to which any performance condition has been met does not reflect the underlying financial or non-financial performance of the participant or any member of the Group over the performance period; or (2) there exists any other reason why an adjustment is appropriate, taking into account such factors as the Committee considers relevant, including the context of circumstances that were unexpected or unforeseen at the date of grant. The Committee will disclose in the relevant Annual report on remuneration where discretion is used. Vested awards are normally also subject to a holding period which usually ends on the fifth anniversary of the award (unless the Committee determines otherwise, in exceptional circumstances, such as an Executive Director passing away). If the Committee so determines, the Company may sell such number of shares under a PLTIP award as is required to satisfy any income tax liability that in respect of a PLTIP award and the 'net of tax' balance of shares will be subject to the holding period. PLTIP awards carry the right to accumulate a 'dividend equivalent' amount to reflect the dividends payable on those shares. The amount of the dividend equivalent may assume the re-investment of the relevant dividends in shares.
Performance measures	The performance conditions applicable to PLTIP awards may be set by reference to financial, non-financial and strategic objectives, and the majority of a PLTIP award will be subject to quantitative targets. The Committee sets targets with reference to the business plans approved by the Board. The achievement of performance at the threshold level results in vesting of 20 per cent of the award, increasing to 100 per cent for achieving the maximum level. The Committee may decide to attach different performance conditions and/or change the conditions' weighting for future PLTIP awards. Where relevant, the performance conditions attached to each award will be based on the business plans and priorities of the Group and disclosed in the relevant Annual report on remuneration. The Committee considers advice from the Risk Committee on whether results were achieved within the Group's and businesses' risk management framework and appetite and to relevant conduct standards. The Committee retains the discretion to adjust performance conditions and/or targets if events occur (such as a material acquisition and/or or the requirements of the Company's regulators or a change in prevailing market conditions) which cause the Committee to determine that the measures and/or targets are no longer appropriate and that amendment is required so that they achieve their original purpose.

Share ownership guidelines for Executive Directors

It is imperative that the Company's remuneration arrangements align the interests of Executive Directors and other stakeholders. Share ownership guidelines reinforce this alignment.

In-employment guidelines	Under the Articles of Association, Executive Directors are required to hold at least 2,500 shares and have one year from their date of appointment to the Board to acquire these. The share ownership guideline for the Chief Executive Officer during their employment is 400 per cent of salary. Executive Directors normally have five years from the later of the date of their appointment or promotion, or the date of an increase in these guidelines, to build this level of ownership. Shares earned and deferred under the AIP are included in calculating the Executive Director's shareholding for these purposes, as are shares held by members of an Executive Director's household. Unvested share awards under long-term incentive plans are not included but vested share awards under long-term incentive plans which are subject to a post- vesting holding period are included. Should an Executive Director not meet the share ownership guidelines, the Committee retains the discretion to determine how this should be addressed, taking account of all the prevailing circumstances.
Post-Directorship guidelines	When an Executive Director leaves the Board, they will be required to hold the lower of their actual shareholding on the date of them stepping down from the Board and their in-employment share ownership guideline for a period of two years. The Committee has the discretion to disapply or reduce this requirement in extenuating circumstances, for example if the Executive Director takes up a role with a regulator or for compassionate reasons. This obligation will be implemented by requiring Executive Directors leaving the Board to obtain clearance to deal in the Company's shares during the two years during which this post-Directorship share ownership guideline applies, in the same way as they must during the time on the Board.

Malus and clawback Policy

The Committee may apply clawback and/or a malus adjustment to variable pay in certain circumstances as set out below and can also delay the release of awards pending the completion of an investigation which could lead to the application of malus or clawback. Additional malus and/or clawback provisions may be introduced by the Committee where required to do so by regulatory requirements.

	Circumstances where the Committee may exercise its discretion to apply malus or clawback to an award
Malus Allows deferred cash awards and unvested shares awarded under deferred bonus and LTIP plans to be forfeited or reduced in certain circumstances.	Malus may be applied where there are exceptional circumstances, such as: – a material misstatement in the published results of any member of the Group, for any period during or after the performance period (or if no performance periods are applicable, the vesting period); – an error in the assessment of any applicable performance conditions, the determination of the relevant bonus or the number of shares subject to an award (or where such assessment was based on inaccurate or misleading information); – gross misconduct; – a breach by the Executive Director of any restrictive covenants or other similar undertakings; – where the Executive Director has caused a material financial loss for the Group as a result of (i) reckless, negligent or wilful actions or omissions; or (ii) inappropriate values or behaviour; – where a member of the Group is censured by a regulatory body or suffers significant reputational damage; and – insolvency or corporate failure.
Clawback Allows cash and share awards, including shares subject to the holding period, to be recovered before or after release in certain circumstances.	Clawback may be applied where there are exceptional circumstances, such as the circumstances listed above: – For the PLTIP, at any time before the fifth anniversary of the award date; and – For the AIP, at any time before the fifth anniversary of the end of the bonus performance period.

Notes to the Policy table for Executive Directors

Committee's judgement

The Committee is required to make judgements when assessing Company and individual performance under the Policy. In addition, the Committee has discretions under the Company's share plans, for example, to determine if a leaver should retain their unvested awards (and if so, the basis on which they are retained) and whether to apply malus or clawback to an award. The exercise of any such discretions during the year will be reported and explained in the next Annual report on remuneration.

The Committee may approve payments or awards in excess of, in a different form to, or calculated or delivered other than as described above, where the Committee considers such changes necessary or appropriate in light of regulatory requirements. If these changes are considered by the Committee to be material, the Company will seek to consult with its major shareholders.

The Committee may make amendments to the rules of the AIP and PLTIP in accordance with the relevant plan rules. The Committee retains the ability to amend incentive performance conditions or targets if anything happens which causes the Committee to consider it appropriate that the amended condition will not be materially more or less challenging to satisfy the original conditions.

Key differences between Directors' remuneration and the remuneration of the wider workforce

Across the Group, remuneration is reviewed regularly with the intention that all employees are paid appropriately in the context of their relevant market and given their individual skills, experience and performance. The Committee regularly receives information on workforce remuneration and related policies and takes this into account when determining Executive Director remuneration (for example: it considers salary increase budgets for the workforce when determining the salaries of Executive Directors).

Legacy payments

The Committee reserves the right to make any remuneration payments and/or payments for loss of office (including exercising any discretion available to it in connection with such payments) notwithstanding that they are not in line with the Policy set out above where the terms of the payment were agreed (i) before 15 May 2014 (the date the Company's first shareholder-approved Policy came into effect); (ii) before this Policy came into effect, provided that the terms of the payment were consistent with the shareholder-approved Policy in force at the time they were agreed; or (iii) at a time when the relevant individual was not a Director of the Company and, in the opinion of the Committee, the payment was not in consideration for the individual becoming or having been a Director of the Company. For these purposes 'payments' includes the Committee satisfying awards of variable remuneration and, in relation to an award over shares, the terms of the payment are 'agreed' at the time the award is granted.

Currency and references to 'shares'

In this Policy, references to shares may include share awards settled in shares listed on any of the stock exchanges where the Company has a listing. Remuneration may be denominated and paid in any currency the Committee determines.

Scenarios of total remuneration

The chart below provides an illustration of the future total remuneration for the Executive Director in respect of his remuneration opportunity for 2026. Four scenarios of potential outcome are provided based on the assumptions shown in the notes to the chart.

The Committee is satisfied that the maximum potential remuneration of the Executive Director is appropriate. Prudential's Policy is to offer Executive Directors remuneration which reflects the performance and experience of the Executive Director, internal relativities and Group financial and non-financial performance. In order for the maximum total remuneration to be payable:

> Financial performance must exceed the Group's stretching business plan;
> Relative TSR must be at or above the upper quartile relative to the peer group;
> The business integrity scorecard, aligned to the Group's strategic priorities, must be fully satisfied;
> Functional and personal performance objectives must be fully met; and
> Performance must be achieved within the Group's risk framework and appetite.

The fourth scenario below illustrates the maximum potential remuneration (shown in the third scenario) on the assumption that the Company's share price grows by 50 per cent over three years.

Scenario Chart - Anil Wadhwani



$18m
$16m
$14m
$12m
$10m
$8m
$6m
$4m
$2m
$0m
$2.46m
100%
$8.14m
45%
25%
30%
$12.60m
48%
32%
20%
$15.65m
58%
26%
16%
Minimum
In line with expectations
Maximum
Share price growth
Fixed Pay
Short-term incentives
Long-term incentives

Notes

The scenarios in the chart above have been calculated on the following assumptions:

	Minimum	In line with expectations	Maximum	Share price growth
Fixed pay	– Base salary at 1 January 2026. – Pension allowance for the year has been calculated at 13% of salary in line with this Policy. – Estimated value of other benefits based on amounts paid in 2025.			
Annual bonus	No bonus paid	50% of maximum AIP	100% of maximum AIP	
Long-term incentives (excludes dividends)	No PLTIP vesting	Vesting of 60% of PLTIP award (midway between threshold and maximum)	Vesting of 100% of PLTIP award	Vesting of 100% of PLTIP award; plus, share price growth of 50 per cent over three years.

New Directors' remuneration policy continued

Approach to recruitment remuneration

The table below outlines the approach that Prudential will take when recruiting a new Executive Director. This approach would also apply to internal promotions.

The approach to recruiting a Non-executive Director or a Chair is outlined in the 'Recruitment of a new Chair or Non-executive Director' section.

Element	Principles	Potential variations
Base pay	The salary for a new Executive Director will be set using the approach set out in the Fixed pay Policy table.	
Benefits and pension	The benefits for a new Executive Director will be consistent with those outlined in the Fixed pay Policy table.	
Variable remuneration opportunity	The variable remuneration opportunities for a new Executive Director would be consistent with the limits and structures outlined in the Annual bonus and Long-term incentive plan award Policy tables.	
Awards and contractual rights forfeited when leaving previous employer	On joining the Board from within the Group, the Committee may allow an Executive Director to retain any outstanding deferred bonus and/or long-term incentive awards and/or other contractual arrangements that they held on their appointment. These awards (which may have been made under plans not listed in this Policy) would usually remain subject to the original rules, performance conditions and vesting schedule applied to them when they were awarded. If an externally appointed Executive Director forfeits one or more bonuses (including outstanding deferred bonuses) on leaving a previous employer, these payments or awards may be replaced in either cash, or awards of Prudential shares of an equivalent value. Replacement awards will normally be released on the same schedule as the foregone bonuses. If an externally appointed Executive Director forfeits one or more long-term incentive awards on leaving a previous employer, these may be replaced with Prudential awards with an equivalent value. Replacement awards will generally be made under the terms of a long-term incentive plan approved by shareholders, and vest on the same schedule as the foregone awards. Where forgone awards were subject to performance conditions, performance conditions will normally be applied to awards replacing foregone long-term incentive awards; these will usually be the same as those applied to the long-term incentive awards made to Prudential Executive Directors in the year in which the forfeited award was made, the original conditions applied by the previous employer or other performance conditions which the Committee believes are appropriate in the circumstances. Where foregone awards were not subject to performance conditions, performance conditions will not normally be applied to awards replacing them. Replacement awards will normally be subject to malus and clawback. If an externally appointed Executive Director incurs costs or other losses in connection with joining Prudential (such as buying out their notice period with a previous employer at the Company's request), the Executive Director may be reimbursed, including any tax payable in respect of the costs or losses.	The Committee may consider compensating a newly-appointed Executive Director for other relevant contractual rights forfeited when leaving their previous employer and/or for remuneration foregone as a result of leaving their previous employer. The use of Listing Rule 9.3.2 may be used to facilitate the recruitment of an Executive Director. The Committee does not anticipate using this rule on a routine basis but reserves the right to do so in an exceptional circumstance. For example, this rule may be required if, for any reason, like-for-like replacement awards on recruitment could not be made under existing plans. This provision would only be used to compensate for remuneration forfeited or foregone on leaving a previous employer.

Policy on payment on loss of office

Element	Principles	Potential variations
Notice periods	The Company's policy is that Executive Directors' service contracts will not require the Company to give an Executive Director more than 12 months' notice without prior shareholder approval. A shorter notice period may be offered where this is in line with market practice in an Executive Director's location. The Company is required to give to, and to receive from, the current Executive Director 12 months' notice of termination. An Executive Director whose contract is terminated would be entitled to salary and benefits in respect of their notice period. The payment of the salary and benefits would either be phased over the notice period or, alternatively, a payment in lieu of notice may be made. In agreeing the terms of departure for any Executive Director, other than on death or disablement, the Company will have regard to the need to mitigate the costs for the Company, which would normally be reduced or cease if the departing Executive Director secures alternative paid employment during the notice period.	If an Executive Director is dismissed for cause, their contract would be terminated with immediate effect and they would not receive any payments in relation to their notice period. Should an Executive Director die, their estate would not be entitled to receive payments and benefits in respect of their notice period – provisions are made under the Company's life assurance scheme to provide for this circumstance. Should an Executive Director step down from the Board but remain employed by the Group, they would not receive any payment in lieu of notice in respect of their service as a Director.
Outstanding deferred bonus awards	The treatment of outstanding deferred bonuses will be decided by the Committee, taking into account the circumstances of the departure including the performance of the Executive Director. Deferred bonus awards are normally retained by participants leaving the Company. Awards will usually vest on the original timetable and will not normally be released early on termination. Prior to release, awards remain subject to the malus terms originally applied to them. The clawback provisions will continue to apply.	Any Executive Director dismissed for cause would forfeit all outstanding deferred bonus awards. Should an Executive Director die, outstanding deferred bonus awards will be released as soon as possible after the date of death. In the case of ill health and in other exceptional circumstances, the Committee has the discretion to accelerate the vesting of any outstanding deferred bonus awards. Should an Executive Director step down from the Board but remain employed by the Group, they would retain any outstanding deferred bonus awards. These awards would remain subject to the original rules and vesting schedule applied to them when they were awarded.
Unvested long-term incentive awards	The treatment of unvested long-term incentive awards will be decided by the Committee, taking into account the circumstances of the departure including the performance of the Executive Director. Where an Executive Director is determined to be a good leaver, unvested long-term incentive awards will normally subsist. These awards will ordinarily be pro-rated, unless the Committee determines otherwise, to reflect the proportion of the performance period that has elapsed, and will vest on the original timescale. Awards will remain subject to the original performance conditions assessed over the entire performance period, unless the Committee decides to assess the performance conditions over a shorter period. Good leavers are defined as those who leave as a result of injury or disability, retirement with the approval of the employing company, their employing company or business ceasing to be part of the Group, or in any other circumstances at the discretion of the Committee. Individuals who die in service will also be treated as good leavers. Where an Executive Director is not determined to be a good leaver, unvested long-term incentive awards will lapse on cessation of employment. Awards remain subject to the malus and clawback terms and holding periods originally applied to them.	Any Executive Director dismissed for cause would forfeit all unvested long-term incentive awards. If the Committee has judged that the departing Executive Director should retain their unvested long-term incentive awards with the expectation that: – the Executive Director is retiring from their professional executive career; and/or – the Executive Director will not be seeking to secure alternative employment with another organisation of comparable size as the Company or that is within the financial services sector, the Committee retains the power to lapse all unvested long-term incentive awards should the Committee deem that the Executive Director has subsequently secured similar paid executive employment elsewhere. On death, disablement and in other exceptional circumstances, the Committee has discretion to release unvested long-term incentive awards earlier than the end of the vesting period. The malus and clawback provisions would continue to apply. Should an Executive Director step down from the Board but remain employed by the Group, they would retain any outstanding long-term incentive awards which they held on their change of role. These awards would remain subject to the original rules, performance conditions and vesting schedule.

New Directors' remuneration policy continued

Policy on payment on loss of office continued

Element	Principles	Potential variations
Vested long-term incentive awards, subject to the holding period	The treatment of vested long-term incentive awards within their holding period will be decided by the Committee, taking into account the circumstances of the departure. Executive Directors will normally retain their vested long-term incentive awards that remain subject to the holding period. Normally these awards will remain subject to the holding period and be released in accordance with the original timescale. Awards remain subject to the malus and clawback terms originally applied to them.	Any Executive Director dismissed for cause would normally forfeit vested long-term incentive awards. On death, disablement and in other exceptional circumstances, the Committee has discretion to release vested long-term incentive awards earlier than the end of the holding period. The malus and clawback provisions would continue to apply. Should an Executive Director step down from the Board but remain employed by the Group, they would retain any vested long-term incentive awards that remain subject to the holding period. These awards would remain subject to the original rules and release schedule applied to them when they were awarded (ie the holding period will continue to apply).
Bonus for final year of service	The payment of any bonus for the final year of service will be decided by the Committee, giving full consideration to the circumstances of the departure including the performance of the Executive Director. The Committee may award a departing Executive Director a bonus which will usually be pro-rated to reflect the portion of the final financial year in which they served which had elapsed on the last day that they worked. Any such bonus would normally be calculated with reference to financial, functional and/or personal performance measures in the usual way. If appropriate, the Committee may, at its discretion waive any requirement for a portion of the final bonus to be deferred.	Any Executive Director dismissed for cause would not be eligible for any bonus that has not been paid. Should an Executive Director die, or in any other exceptional circumstances (such as an Executive Director's terminal illness), whilst serving as an employee, a time pro-rated bonus may be awarded. In such circumstances, deferral will not be applied and the payment will be made wholly in cash. The Committee may decide to award an Executive Director stepping down from the Board but remaining with the Group a bonus pro-rated to reflect the portion of the financial year which had elapsed on the date of their change of role. This would be calculated with reference to financial, functional and/or personal performance measures in the usual way. The Committee may determine that a portion of such a bonus must be deferred.
Other payments	Consistent with other employees, Executive Directors may receive payments to compensate them for the loss of employment rights on termination. Payments may include: – A nominal amount for agreeing to non-solicitation and confidentiality clauses; – Directors and Officers insurance cover for a specified period following the Executive Director's termination date; – Payment for outplacement services; – Statutory redundancy payments or gratuities (where applicable); – Reimbursement of legal fees; – Support with preparation of tax returns; and – Repatriation assistance. The Committee reserves the right to make additional exit payments where such payments are made in good faith: – In discharge of an existing legal obligation (or by way of damages for breach of such an obligation); or – By way of settlement or compromise of any claim arising in connection with the termination of a Director's office or employment.	
Post-Directorship guidelines	– When an Executive Director leaves the Board, they will be subject to post-cessation share ownership guidelines. – Further details are included in the section on 'Share ownership guidelines for Executive Directors'.	

Policy on corporate transactions

	Treatment
Deferred AIP Awards	In the event of a corporate transaction (eg takeover, material merger, or demerger, winding up etc.), the Committee will determine whether awards will: – Vest; and/or – Continue in accordance with the rules of the plan; and/or – Lapse and, in exchange, the participant will be granted an award under any other share or cash incentive plan which the Committee considers to be broadly equivalent to the award.
Long-term incentive awards	In the case of a corporate transaction (e.g. takeover, material merger, or demerger, winding up etc.), the Committee will determine whether awards will: – Be exchanged for replacement awards (either in cash or shares) of equal value unless the Committee and successor company agree that the original award will continue; or – Vest (to the extent determined by the Committee).
	Where awards vest, the Committee will have regard to (i) the performance of the Company, (ii) unless the Committee determines otherwise, the proportion of the performance period that has elapsed and (iii) any other matter that the Committee considers relevant or appropriate. Vested awards will normally be released from any relevant holding period.

Service contracts

Executive Directors' service contracts provide details of the broad types of remuneration to which they are entitled, and about the kinds of plans in which they may be invited to participate. The service contracts offer no certainty as to the value of performance-related reward and confirm that any variable payment will be at the discretion of the Company.

A copy of the service contract between the Prudential Group and the Executive Director is available for inspection at Prudential's registered office during normal hours of business and will also be available at any General Meeting of the Company. Details of the duration of Executive Directors' service contracts are set out in the 'Directors' terms of employment and external appointments' section of the Annual report on remuneration.

Statement of consideration of conditions elsewhere in the Company

Across the Group, remuneration is reviewed regularly with the intention that all employees are paid appropriately in the context of their local market and given their individual skills, experience and performance. Each business' salary increase budget is set with reference to local market conditions. The Committee considers salary increase budgets across the workforce when determining the salaries of Executive Directors.

Prudential does not specifically consult with employees when setting the Policy: Prudential is a global organisation with employees and agents in multiple businesses and geographies. The Board has mechanisms for engagement by Non-executive Directors to gather employees' views on a range of topics and for these views to be represented to the Board. As many employees are also shareholders, they are able to participate in binding votes on the Policy and annual advisory votes on the Annual report on remuneration. The remuneration principles that apply to Executive Directors are cascaded to employees as appropriate. We are committed to being fully transparent about our executive remuneration arrangements and have an internal microsite dedicated to executive pay.

Statement of consideration of shareholder views

The Committee and the Company undertake regular consultation with key institutional investors on the Policy and its implementation. This engagement is led by the Committee Chair and is an integral part of the Company's investor relations programme. The Committee is grateful to shareholders for the feedback that is provided and takes this into account when determining executive remuneration.

New Directors' remuneration policy continued

Remuneration Policy for Non-executive Directors and the Chair

	Fees	Benefits	Share Ownership Guidelines
Non-executive Directors	All Non-executive Directors receive a basic fee for their duties as a Board member. Additional fees are paid for added responsibilities such as Chairship and membership of committees, acting as the Senior Independent Director or carrying out any other role determined by the Board from time to time. Fees may be denominated and paid in any currency the Board Committee determines and are paid to Non-executive Directors subject to any appropriate deductions. A portion of the fees may be delivered in shares without performance conditions, based on the market value of the shares, if the Board deems that this is appropriate. The basic and additional fees are usually reviewed annually by the Board with any changes normally effective from 1 July. In determining the level of fees, the Board considers factors including: – The time commitment and other requirements of the role; – Group financial performance; – Salary increases for all employees; and – Market data. If, in a particular year, the number of meetings and/or time commitment is materially greater than usual, the Company may determine that the provision of additional fees in respect of that year is fair and reasonable. Should a new committee or working group be formed, or the remit of an existing committee (for which duties were previously paid or unpaid) be materially expanded, or a new Non-executive Director role established, the new or additional fees paid for acting as the chair or a member of the committee will be commensurate with the new or additional responsibilities and time commitment involved. The fees paid to Non-executive Directors in aggregate will not exceed the limit specified by the Articles of Association. Non-executive Directors are not eligible to participate in annual bonus plans or long-term incentive plans.	Non-executive Directors do not currently receive benefits or a pension allowance or participate in the Group's employee pension schemes. Non-executive Directors receive reimbursed business expenses (including any relevant tax liability, banking fees and any other reasonable fees for professional services such as legal, tax, property and financial advice) incurred when travelling overseas in performance of duties or due to the Company's corporate structure. If as a consequence of the Company's corporate structure, Non-executive Directors are required to prepare personal tax returns in Hong Kong and/or the UK, in addition to preparing their personal tax return for the jurisdiction which is their place of residence, the Company will reimburse the costs of personal tax return preparation for whichever locations are not their place of residence (including payment of any tax cost associated with the provision of the benefit).	Under the Articles of Association, Non-executive Directors are required to hold at least 2,500 shares and have one year, from their date of appointment to the Board, to acquire these. It is further expected that Non-executive Directors will hold shares with a value equivalent to one times the annual basic fee (excluding additional fees for Chairship and membership of any committees). Non-executive Directors will normally be expected to attain this level of share ownership within three years of their date of appointment.

Remuneration Policy for Non-executive Directors and the Chair continued

	Fees	Benefits	Share Ownership Guidelines
Chair	The Chair receives an annual fee for the performance of their role. This fee is agreed by the Committee. The fee may be denominated and paid in any currency the Committee determines and is paid to the Chair subject to any appropriate deductions. A portion of the fee may be delivered to the Chair in shares without performance conditions, based on the market value of the shares, if the Committee deems this to be appropriate. On appointment, the fee may be fixed for a specified period of time. Following the fixed period (if applicable) this fee will normally be reviewed annually. Any changes in the fee are usually effective from 1 July. In determining the level of the fee for the Chair, the Committee considers factors including: – The time commitment and other requirements of the role; – The performance and experience of the Chair; – Internal relativities; – Company financial performance; and – Market data. The Chair is not eligible to participate in annual bonus plans or long-term incentive plans.	The Chair may be offered benefits including: – Health and wellness benefits; – Protection and security benefits; – Transport benefits; – Reimbursement of business expenses (including any relevant tax liability, banking fees and any other reasonable fees for professional services such as legal, tax, property and financial advice) incurred when travelling overseas in performance of duties or due to the Company's corporate structure; and – Relocation and location-specific benefits (where appropriate). If as a consequence of the Company's corporate structure, the Chair is required to prepare personal tax returns in Hong Kong and/or the UK, in addition to preparing their personal tax return for the jurisdiction which is their place of residence, the Company may reimburse the costs of personal tax return preparation for whichever locations are not their place of residence (including payment of any tax cost associated with the provision of the benefit). The maximum paid will be the cost to the Company of providing these benefits. The Chair is not eligible to receive a pension allowance or to participate in the Group's employee pension schemes.	Under the Articles of Association, the Chair is required to hold at least 2,500 shares and has one year, from their date of appointment to the Board, to acquire these. The Chair has a share ownership guideline. This is currently one times the annual fee and it is normally expected that this level of share ownership would be attained within five years of the date of appointment.

Recruitment of a new Non-executive Director or Chair

The fees for a new Non-executive Director will be consistent with the current basic fee paid to other Non-executive Directors (as set out in the Annual report on remuneration for that year) and will be reflective of their additional responsibilities as chair and/or members of Board committees and any additional roles that they perform.

The fee for a new Chair will be set with reference to the time commitment and other requirements of the role and the experience of the candidate, as well as internal relativities among the other Executive and Non-executive Directors. To provide context for this decision, data would be sought for suitable market reference point(s).

Notice periods – Non-executive Directors and Chair

Non-executive Directors are appointed pursuant to letters of appointment with notice periods of six months without liability for compensation. A contractual notice period of 12 months by either party applies for the current Non-executive Chair. The notice period for a new Chair may be set at six months. The Chair and Non-executive Directors would not be entitled to any payments for loss of office. Details of the individual appointments of the Chair and Non-executive Directors are set out in the 'Letters of appointment of the Chair and Non-executive Directors' section of the Annual report on remuneration.

For information on the terms of appointment for the Chair and Non-executive Directors, please see the Nomination & Governance Committee report.

Additional remuneration disclosures

Directors' outstanding long-term incentive awards and other share awards

The table below sets out the Chief Executive Officer's PLTIP awards. The Company operates a number of share schemes and plans, which are described in more detail in note I(v) of the Additional financial information section.

Share-based long-term incentive awards

	Plan name	Year of award	Conditional share awards outstanding at 1 Jan 2025 (Number of shares)	Conditional awards in 2025 (Number of shares)	Market price at date of award (HK dollars)	Dividend equivalents on vested shares (Number of shares released)	Rights exercised in 2025	Rights lapsed in 2025	Conditional share awards outstanding at 31 December 2025 (Number of shares)	Date of end of performance period
Anil Wadhwani										
	PLTIP	2023	438,098	–	107.4	–	–	–	438,098	31 Dec 25
	PLTIP	2024	697,317		75.1	–	–	–	697,317	31 Dec 26
	PLTIP	2025	–	635,353	82.75	–	–	–	635,353	31 Dec 27
			1,135,415	635,353		–	–	–	1,770,768	

Other share awards

The table below sets out the Chief Executive Officer's deferred bonus share awards.

	Year of grant	Conditional share awards outstanding at 1 Jan 2025 (Number of shares)	Conditionally awarded in 2025 (Number of shares)	Dividends accumulated in 2025[1] (Number of shares)	Shares released in 2025 (Number of shares)	Conditional share awards outstanding at 31 December 2025 (Number of shares)	Date of end of restricted period	Date of release	Market price at date of award (HK dollars)	Market price at date of vesting or release (HK dollars)
Anil Wadhwani										
Deferred 2023 annual incentive award	2023	34,232	–	675	–	34,907	31 Dec 25		114.3	
Deferred 2024 annual incentive award	2024	132,790	–	2,623	–	135,413	31 Dec 26		75.1	
Deferred 2025 annual incentive award	2025	–	106,435	2,102		108,537	31 Dec 27		82.8	
		167,022	106,435	5,400	–	278,857				

Note
(1) A dividend equivalent was accumulated on these awards.

Dilution

Releases from the Prudential Long Term Incentive Plan and the Prudential Agency Long Term Incentive Plan are satisfied using newly issued shares rather than by purchasing shares in the open market. Shares relating to options granted under all-employee share plans are also satisfied by newly issued shares. The combined dilution from all outstanding shares and options at 31 December 2025 was 0.13 per cent of the total share capital at the time. Deferred bonus awards will continue to be satisfied by the purchase of shares in the open market.

Remuneration of the five highest-paid individuals and the remuneration of senior management

In line with the requirements of the Stock Exchange of Hong Kong Limited, the following table sets out, on an aggregate basis, the annual remuneration of i) the five highest-paid employees, and ii) senior management for the year ended 31 December 2025.

Of the five individuals with the highest emoluments in 2025, one was the Chief Executive Officer, whose emoluments are disclosed in this report. The aggregate of the emoluments of the other four individuals for 2025 are set out in the table below. Senior management comprised the Chief Executive Officer and members of the Group Executive Committee. The table sets out the aggregate of the emoluments paid to the senior management team:

	Five highest paid		Senior management	
Components of remuneration	HKD000	$000	HKD000	$000
Base salaries, allowances and benefits in kind	28,103	3,605	87,375	11,208
Pension contribution	4,257	546	11,920	1,529
Performance-related pay	87,119	11,175	194,254	24,917
Payments made on appointment	10,380	1,331	23,834	3,057
Payments made on separation	–	–	–	–
Total[1]	129,859	16,657	317,383	40,711

Their emoluments for 2025 were within the following bands:

Remuneration band HKD	Remuneration band USD equivalent	Number of employees: Five highest paid[2]	Number of employees: Senior management
5,000,001 - 5,500,000	641,400 - 705,500		1
7,500,001 - 8,000,000	962,000 - 1,026,200		1
13,500,001 - 14,000,000	1,731,700 - 1,795,800		1
17,500,001 - 18,000,000	2,244,700 - 2,308,900		2
18,000,001 - 18,500,000	2,308,900 - 2,373,000		1
19,500,001 - 20,000,000	2,501,300 - 2,565,400		1
22,000,001 - 22,500,000	2,822,000 - 2,886,100		1
24,500,001 - 25,000,000	3,142,600 - 3,206,800		1
25,500,001 - 26,000,000	3,270,900 - 3,335,000	2	1
34,500,001 - 35,000,000	4,425,300 - 4,489,500	1	1
44,000,001 - 44,500,000	5,643,900 - 5,708,100	1	1
66,500,001 - 67,000,000	8,530,000 - 8,594,200		1

Notes
(1) Further details on the payments made to senior management can be found in note B2.3 to the IFRS financial statements.
(2) Excludes the Chief Executive Officer, whose remuneration is disclosed in this report.

Financial statements





Group IFRS financial statements

Consolidated income statement

	Note	2025 $m	2024 $m
Insurance revenue	B1.4	**11,080**	10,358
Insurance service expense:			
Claims incurred		**(3,331)**	(3,147)
Directly attributable expenses incurred		**(1,455)**	(1,328)
Amortisation of insurance acquisition cash flows		**(3,435)**	(3,157)
Other insurance service expenses		**(23)**	(131)
		(8,244)	(7,763)
Net expense from reinsurance contracts held		**(212)**	(302)
Insurance service result		**2,624**	2,293
Investment return:			
Interest revenue calculated using the effective interest method		**413**	477
Other investment return on financial investments		**15,851**	5,442
	B1.4	**16,264**	5,919
Fair value movements on investment contract liabilities		**(72)**	(95)
Net insurance and reinsurance finance income (expense):			
Net finance expense from insurance contracts	B1.5	**(14,612)**	(4,154)
Net finance expense from reinsurance contracts held	B1.5	**(159)**	(338)
		(14,771)	(4,492)
Net investment result		**1,421**	1,332
Other revenue	B1.4	**411**	382
Non-insurance expenditure	B2	**(1,031)**	(1,003)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		**(183)**	(171)
Gain (loss) attaching to corporate transactions	B1.1	**1,515**	(71)
Share of profit from joint ventures and associates, net of related tax	D6.3	**364**	477
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)* [note]		**5,121**	3,239
Tax charge attributable to policyholders' returns		**(180)**	(286)
Profit before tax attributable to shareholders' returns		**4,941**	2,953
Total tax charge attributable to shareholders' and policyholders' returns	B3.1	**(1,002)**	(824)
Remove tax charge attributable to policyholders' returns	B3.2	**180**	286
Tax charge attributable to shareholders' returns	B3.2	**(822)**	(538)
Profit for the year	B1.6	**4,119**	2,415
Attributable to:			
Equity holders of the Company		**3,978**	2,285
Non-controlling interests		**141**	130
Profit for the year		**4,119**	2,415

Earnings per share (in cents)	Note	2025	2024
Based on profit attributable to equity holders of the Company:	B4		
Basic		**154.2¢**	84.1¢
Diluted		**153.5¢**	84.0¢

Note
This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders.

Consolidated statement of comprehensive income

	2025 $m	2024 $m
Profit for the year	**4,119**	2,415
Other comprehensive income (loss)		
Items that may be reclassified subsequently to profit or loss:		
Exchange translation movements and net investment hedges	**524**	(291)
Cumulative exchange loss of disposed businesses recycled through profit or loss	**34**	–
	558	(291)
Total comprehensive income for the year	**4,677**	2,124
Attributable to:		
Equity holders of the Company	**4,421**	1,976
Non-controlling interests	**256**	148
Total comprehensive income for the year	**4,677**	2,124

Consolidated statement of changes in equity

	Note	Year ended 31 Dec 2025 $m							
		Share capital	Share premium	Capital redemption reserve	Retained earnings	Translation reserve	Share-holders' equity	Non-controlling interests	Total equity
Reserves									
Profit for the year		–	–	–	3,978	–	3,978	141	4,119
Other comprehensive income		–	–	–	–	443	443	115	558
Total comprehensive income for the year		–	–	–	3,978	443	4,421	256	4,677
Transactions with owners of the Company									
Dividends	B5	–	–	–	(623)	–	(623)	(91)	(714)
Effect of scrip dividends	C8	–	–	–	29	–	29	–	29
Reserve movements in respect of share-based payments		–	–	–	11	–	11	–	11
Effect of transactions relating to non-controlling interests		–	–	–	28	–	28	(104)	(76)
New share capital subscribed	C8	–	2	–	–	–	2	–	2
Share repurchases/buybacks	C8	(7)	–	7	(1,234)	–	(1,234)	–	(1,234)
Movement in own shares in respect of share-based payment plans		–	–	–	(9)	–	(9)	–	(9)
Net (decrease) increase in equity		(7)	2	7	2,180	443	2,625	61	2,686
Balance at beginning of year		176	5,009	7	11,906	394	17,492	1,182	18,674
Balance at end of year		169	5,011	14	14,086	837	20,117	1,243	21,360

	Note	Year ended 31 Dec 2024 $m							
		Share capital	Share premium	Capital redemption reserve	Retained earnings	Translation reserve	Share-holders' equity	Non-controlling interests	Total equity
Reserves									
Profit for the year		–	–	–	2,285	–	2,285	130	2,415
Other comprehensive (loss) income		–	–	–	–	(309)	(309)	18	(291)
Total comprehensive income (loss) for the year		–	–	–	2,285	(309)	1,976	148	2,124
Transactions with owners of the Company									
Dividends	B5	–	–	–	(575)	–	(575)	(8)	(583)
Effect of scrip dividends	C8	–	–	–	23	–	23	–	23
Reserve movements in respect of share-based payments		–	–	–	1	–	1	–	1
Adjustment to non-controlling interest for Malaysia conventional life business on 1 January 2024	D2	–	–	–	(857)	–	(857)	886	29
Effect of transactions relating to other non-controlling interests		–	–	–	(18)	–	(18)	(4)	(22)
Share repurchases/buybacks	C8	(7)	–	7	(878)	–	(878)	–	(878)
Movement in own shares in respect of share-based payment plans		–	–	–	(3)	–	(3)	–	(3)
Net (decrease) increase in equity		(7)	–	7	(22)	(309)	(331)	1,022	691
Balance at beginning of year		183	5,009	–	11,928	703	17,823	160	17,983
Balance at end of year		176	5,009	7	11,906	394	17,492	1,182	18,674

Consolidated statement of financial position

	Note	31 Dec 2025 $m	31 Dec 2024 $m
Assets			
Goodwill	C4.1	**902**	848
Other intangible assets	C4.2	**3,958**	3,824
Property, plant and equipment	C10	**530**	417
Insurance contract assets	C3.1	**1,816**	1,345
Reinsurance contract assets	C3.1	**3,406**	3,390
Deferred tax assets	C7.2	**119**	142
Current tax recoverable	C7.1	**77**	31
Investments in joint ventures and associates accounted for using the equity method	D6.3	**2,763**	2,412
Investment properties	C1.1	**3**	3
Loans	C1.1	**551**	517
Equity securities and holdings in collective investment schemes [note]	C1.1	**89,558**	81,002
Debt securities [note]	C1.1	**92,051**	73,804
Derivative assets	C2.2	**621**	395
Deposits	C1.1	**6,246**	5,466
Accrued investment income	C1.2	**1,071**	902
Other debtors	C1.2	**817**	1,310
Assets held for sale		**–**	296
Cash and cash equivalents	C1.3	**7,706**	5,772
Total assets		**212,195**	181,876
Equity			
Shareholders' equity		**20,117**	17,492
Non-controlling interests		**1,243**	1,182
Total equity		**21,360**	18,674
Liabilities			
Insurance contract liabilities	C3.1	**174,498**	147,566
Reinsurance contract liabilities	C3.1	**640**	536
Investment contract liabilities without discretionary participation features	C2.2	**715**	748
Core structural borrowings of shareholder-financed businesses	C5.1	**4,459**	3,925
Operational borrowings	C5.2	**831**	797
Obligations under funding, securities lending and sale and repurchase agreements	C2.3	**745**	272
Net asset value attributable to unit holders of consolidated investment funds	C2.3	**2,263**	2,679
Deferred tax liabilities	C7.2	**1,830**	1,514
Current tax liabilities	C7.1	**273**	238
Accruals, deferred income and other creditors	C1.2	**2,731**	2,848
Provisions	C1.4	**268**	218
Derivative liabilities	C2.2	**1,582**	1,617
Liabilities held for sale		**–**	244
Total liabilities		**190,835**	163,202
Total equity and liabilities		**212,195**	181,876

Note
Included within equity securities and holdings in collective investment schemes and debt securities as at 31 December 2025 are $1,798 million of lent securities and assets subject to repurchase agreements (31 December 2024: $1,565 million).

The parent company statement of financial position is presented on page 335.

The consolidated financial statements on pages 247 to 334 were approved by the Board of Directors on 17 March 2026 and signed on its behalf by:

Shriti Vadera
Chair

Anil Wadhwani
Chief Executive Officer

Consolidated statement of cash flows

	Note	2025 $m	2024 $m
Cash flows from operating activities			
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)*		**5,121**	3,239
Movements in operating assets and liabilities:			
Investments		**(23,698)**	(6,403)
Other non-investment and non-cash assets		**24**	124
Insurance and reinsurance contract assets and liabilities		**22,660**	7,925
Other non-insurance liabilities		**(330)**	(1,440)
Other adjustments to profit before tax for non-cash movements:			
Interest and dividend income and interest payments included in profit before tax		**(5,482)**	(5,180)
Other non-cash items included in profit before tax		**(880)**	603
Operating cash items:			
Interest receipts		**3,416**	3,049
Interest payments		**(61)**	(75)
Dividend receipts		**2,198**	2,316
Tax paid		**(518)**	(549)
Net cash flows from operating activities note (i)		**2,450**	3,609
Cash flows from investing activities			
Purchases of property, plant and equipment	C10	**(104)**	(101)
Disposal of property, plant and equipment		**4**	–
Acquisition of distribution rights and other intangibles		**(297)**	(557)
Disposal of businesses, net of associated tax note (ii)		**1,485**	–
Cash advanced to Mainland China life joint venture note (i)		**–**	(174)
Net cash flows from investing activities		**1,088**	(832)
Cash flows from financing activities			
Structural borrowings of shareholder-financed businesses: note (iii)			
Issuance of debt, net of costs	C5.1	**462**	–
Interest paid		**(176)**	(164)
Payment of principal portion of lease liabilities		**(95)**	(93)
Acquisition of non-controlling interests		**–**	(18)
Equity capital:			
Issues of ordinary share capital	C8	**2**	–
Share repurchases/buybacks (including costs)		**(1,252)**	(860)
External dividends:			
Dividends paid to equity holders of the Company	B5	**(594)**	(552)
Dividends paid to non-controlling interests		**(91)**	(8)
Net cash flows from financing activities		**(1,744)**	(1,695)
Net increase in cash and cash equivalents		**1,794**	1,082
Cash and cash equivalents at 1 Jan		**5,772**	4,751
Effect of exchange rate changes on cash and cash equivalents		**140**	(61)
Cash and cash equivalents at 31 Dec	C1.3	**7,706**	5,772

Notes

(i) Included in net cash flows from operating activities are dividends from joint ventures and associates of $180 million (2024: $148 million). Cash advanced to the Mainland China life joint venture in 2024 of $174 million has subsequently been converted into a capital injection in 2025.

(ii) Cash flows from disposal of businesses in 2025 comprise the net proceeds from the sale of a portion of the Group's interest in ICICI Prudential Asset Management Company Limited during the company's initial public offering (IPO) in December 2025, as discussed further in note D6.3, and the net proceeds from the disposal of businesses classified as held for sale at 31 December 2024. Total tax paid of $(750) million in 2025 was included in net cash flows from operating activities and net cash flows from investing activities.

(iii) Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, lease liabilities and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group are analysed below:

		Cash movements $m	Non-cash movements $m		
	Balance at 1 Jan $m	Issuance of debt	Foreign exchange movement	Other movements	Balance at 31 Dec $m
2025	**3,925**	**462**	**65**	**7**	**4,459**
2024	3,933	–	(15)	7	3,925

A Basis of preparation and accounting policies

A1 Basis of preparation and exchange rates

Prudential plc (the 'Company') together with its subsidiaries (collectively, the 'Group' or 'Prudential') provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. The Group is headquartered in Hong Kong.

Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRS Standards as issued by the IASB and UK-adopted international accounting standards. At 31 December 2025, there were no unadopted standards effective for the year ended 31 December 2025 which impacted the consolidated financial statements of the Group, and there were no differences between UK-adopted international accounting standards and IFRS Standards as issued by the IASB in terms of their application to the Group.

The accounting policies applied by the Group in determining the IFRS financial results in these consolidated financial statements are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2024 as disclosed in the 2024 Annual Report. The adoption of the amendments to IAS 21 'Lack of exchangeability' effective from 1 January 2025 has had no impact on the Group financial statements.

The parent company statement of financial position prepared in accordance with the UK Generally Accepted Accounting Practice (including Financial Reporting Standard 101 'Reduced Disclosure Framework') is presented on page 335.

Going concern basis of accounting

The Directors have made an assessment of going concern covering a period to 31 March 2027, being at least 12 months from the date these consolidated financial statements and the parent company financial statements are approved. In making this assessment, the Directors have considered both the Group's current performance, solvency and liquidity and the Group's business plan taking into account the Group's principal risks, and the mitigations available to address them, as well as the results of the Group's stress and scenario testing, as described further in the Risk review section (including the Viability statement).

Based on the above, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period to 31 March 2027, being at least 12 months from the date these consolidated financial statements and the parent company financial statements are approved. No material uncertainties that may cast significant doubt on the ability of the Company and the Group to continue as a going concern have been identified. The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing these consolidated financial statements and the parent company financial statements for the year ended 31 December 2025.

Exchange rates

The exchange rates applied for balances and transactions in currencies other than the presentation currency of the Group, US dollars (USD), were:

	Closing rate at year end		Average rate for the year to date	
USD : local currency	**31 Dec 2025**	31 Dec 2024	**2025**	2024
Chinese yuan (CNY)	**6.99**	7.30	**7.19**	7.20
Hong Kong dollar (HKD)	**7.78**	7.77	**7.80**	7.80
Indian rupee (INR)	**89.88**	85.61	**87.17**	83.67
Indonesian rupiah (IDR)	**16,675.00**	16,095.00	**16,462.13**	15,844.88
Malaysian ringgit (MYR)	**4.06**	4.47	**4.28**	4.58
Singapore dollar (SGD)	**1.29**	1.36	**1.31**	1.34
Taiwan dollar (TWD)	**31.42**	32.78	**31.16**	32.12
Thai baht (THB)	**31.49**	34.24	**32.87**	35.29
UK pound sterling (GBP)	**0.74**	0.80	**0.76**	0.78
Vietnamese dong (VND)	**26,300.00**	25,485.00	**26,008.80**	25,057.63

Foreign exchange translation

In order to present the consolidated financial statements in USD, the results and financial position of entities not using USD as functional currency (ie the currency of the primary economic environment in which the entity operates) must be translated into USD.

All assets and liabilities of entities not operating in USD are converted at closing exchange rates, while all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates. The impact of these foreign exchange translations into the Group's USD presentation currency is recorded as a separate component in the Statement of comprehensive income. Upon the disposal of the entity, the related cumulative foreign exchange translation differences are recycled from other comprehensive income to the income statement as part of the gain or loss on disposal.

The general principle for converting foreign currency transactions to the functional currency of an entity is to translate at the functional currency spot rate prevailing at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the spot exchange rate for the functional currency at the reporting date. Changes resulting from the foreign exchange translations into the functional currency of the entity are recognised in the income statement.

Certain notes to the consolidated financial statements present comparative information at constant exchange rates (CER), in addition to the reporting at actual exchange rates (AER) used throughout the consolidated financial statements. AER are actual historical exchange rates for the specific accounting year, being the average rates over the year for the income statement and the closing rates at the balance sheet date for the statement of financial position. CER results are calculated by translating prior year results using the current year foreign exchange rate, ie current year average rates for the income statement and current year closing rates for the statement of financial position. In a period of currency volatility, this alternative performance measure allows an assessment of underlying results and business trends.

A2 New accounting pronouncements not yet effective

The following standards, interpretations and amendments have been issued by the IASB but are not yet effective for the Group in 2025. The Group prepares consolidated financial statements in accordance with IFRS Standards as issued by the IASB and UK-adopted international accounting standards. This is not intended to be a complete list as only those standards, interpretations and amendments that could have an impact on the Group's consolidated financial statements are discussed.

- Amendments to IFRS 9 and IFRS 7 'Classification and Measurement of Financial Instruments' issued in May 2024 and effective from 1 January 2026;
- Annual Improvements to IFRS Accounting Standards – Volume 11 issued in July 2024 and effective from 1 January 2026;
- IFRS 18 'Presentation and disclosure in financial statements' issued in April 2024 and effective from 1 January 2027; and
- Amendments to IAS 21 'Translation to a Hyperinflationary Presentation Currency' issued in November 2025 and effective from 1 January 2027.

The Group is assessing the impact IFRS 18 will have on the presentation and disclosure in the Group's financial statements. The Group is not expecting the other accounting amendments listed above to have a significant impact on the Group's financial statements.

A3 Critical accounting policies, estimates and judgements

This note presents the critical accounting policies, estimates and judgements applied in preparing the Group's consolidated financial statements. Other accounting policies, where significant, are presented in the relevant individual notes. Unless stated otherwise, all accounting policies are applied consistently for the years presented and normally are not subject to changes unless new accounting standards, interpretations or amendments are introduced by the IASB as discussed in note A1 above.

The preparation of these consolidated financial statements requires Prudential to make accounting estimates and judgements about the amounts of assets, liabilities, revenues and expenses, which are both recognised and unrecognised (eg contingent liabilities) in the consolidated financial statements. Prudential evaluates its critical accounting estimates, including those related to insurance business provisioning and the fair value of assets as required. The notes below set out those critical accounting policies, the application of which requires the Group to make critical estimates and judgements. Also set out are further critical accounting policies affecting the presentation of the Group's results and other items that require the application of critical estimates and judgements.

(a) Critical accounting policies with associated critical estimates and judgements – Measurement of insurance and reinsurance contracts under IFRS 17

IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts, reinsurance contracts and investment contracts with discretionary participation features (DPF). It introduces a model that measures groups of contracts based on the Group's estimates of the present value of future cash flows that are expected to arise as the Group fulfils the contracts, an explicit risk adjustment (RA) for non-financial risk and a contractual service margin (CSM). The process of determining the present value of future cash flows involves a number of estimates and judgements, which are set out below.

Notes to the consolidated financial statements continued

Determination of fulfilment cash flows used in the measurement of insurance and reinsurance contract assets and liabilities (impacts $(144.7) billion of net best estimate insurance and reinsurance contract balances, excluding those held by joint ventures and associates)	
Estimates of future cash flows	The Group's process for estimating future cash flows incorporates, in an unbiased way, all reasonable and supportable information that is available without undue cost or effort at the reporting date. This information includes both internal and external historical data about claims and other experience, updated to reflect current expectations of future events. As this is a prediction of the future, significant judgement is applied in determining the assumptions that underpin the estimation of future cash flows. These assumptions include, but are not limited to, operating assumptions such as morbidity, mortality, persistency and expenses, and economic assumptions such as risk-free rates and illiquidity premium. Granular assumptions are set at a business unit level. The demographic assumptions are consistent with those used in other metrics such as TEV reporting. The Risk Review included in this Annual Report discusses the insurance and market risks the Group faces and how these risks are mitigated. When estimating future cash flows, the Group takes into account current expectations of future events (other than those from future legislation or regulatory changes that have not been substantively enacted) that might affect those cash flows. Cash flows within the boundary of a contract (the Group's accounting policy on contract boundary is given below) relate directly to the fulfilment of the contract, including those for which the Group has discretion over the amount or timing. These include future premium receipts, payments to (or on behalf of) policyholders, insurance acquisition cash flows and other costs that are incurred in fulfilling contracts. In relation to reinsurance contracts held, the probability weighted estimates of the present value of future cash flows include the potential credit losses and losses from other disputes to reflect the non-performance risk of the reinsurers. The sensitivity of shareholder equity and CSM to insurance risks is set out in note C6.2.
Expense assumptions used in future cash flow estimation	Insurance acquisition cash flows (as discussed below) and other costs that are incurred in fulfilling contracts comprise both direct costs and an allocation of fixed and variable overheads incurred by the insurance entities. The Group projects estimates of future expenses relating to the fulfilment of contracts within the scope of IFRS 17 using current expense levels adjusted for inflation. Costs that are incurred in fulfilling the contracts include, but are not limited to, claims handling costs, policy administration expenses, investment management expenses, income tax and other costs specifically chargeable to the policyholders under the terms of the contracts. Expenses included in estimated future cash flows comprise expenses directly attributable to the groups of contracts, including an allocation of fixed and variable overheads incurred by the insurance entities. Investment management expenses in relation to the management of the assets backing policyholder liabilities are included in the fulfilment cash flows for business using the variable fee approach (VFA) model, other participating business using the general model and general model non-participating business where the Group performs investment management activities to enhance benefits from insurance coverage for policyholders. The future expenses of internal asset management and other services excludes the projected future profits or losses generated by any non-insurance entities within the Group in providing those services (ie the IFRS results for the life insurance operations in the consolidated financial statements assume that the cost of internal asset management and other services will be that incurred by the Group as a whole, not the cost that will be borne by the insurance business). Most of the costs incurred by the insurance entities within the Group are considered to be incurred for the purpose of selling and fulfilling insurance contracts and are hence treated as attributable expenses. Cash flows that are not directly attributable to a portfolio of insurance contracts, such as some product development and training costs, are recognised in other operating expenses as incurred.
Policyholder benefits	The assumptions used to project the cash flows also reflect the actions that management would take over the duration of the projection, the time it would take to implement these actions and any expenses incurred in taking those actions. Management actions encompass, but are not confined to, investment allocation decisions, levels of regular and final bonuses and crediting rates. For participating contracts, estimated future claim payments include bonuses paid to policyholders determined by reference to the relevant profit-sharing arrangement. For example, for the Group's with-profits business in Hong Kong, Singapore and Malaysia, asset shares are used to determine payments to policyholders. Where cash flows from one group of contracts affect, or are affected by, cash flows in other groups of contracts (eg for with-profits business), the fulfilment cash flows for a group include payments arising from the terms of existing contracts to policyholders in other groups and exclude payments to policyholders in the group that have been included in the fulfilment cash flows of another group.

Determination of fulfilment cash flows used in the measurement of insurance and reinsurance contract assets and liabilities (impacts $(144.7) billion of net best estimate insurance and reinsurance contract balances, excluding those held by joint ventures and associates)	
Insurance acquisition cash flows	Insurance acquisition cash flows arise from the activities of selling, underwriting and starting a group of insurance contracts that are directly attributable to the portfolio of contracts to which the group belongs. Insurance acquisition cash flows that are directly attributable to a group of contracts (eg non-refundable commissions paid on issuance of a contract) are allocated to that group and to the groups that will include renewals of those contracts. Bancassurance payments (eg upfront payments to sell insurance contracts to distribution partners) are capitalised under IAS 38 as intangible assets and amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels. The amortisation of the bancassurance intangibles is considered to constitute insurance acquisition cash flows. They generally form part of fulfilment cash flows and are amortised implicitly in line with the coverage unit pattern.
Determining the point of recognition and the boundary of an insurance contract	The point of initial recognition of a group of contracts is the earliest of the premium due date, the date coverage starts and, for an onerous contract, the date the contract is signed and accepted by both parties. There is limited judgement involved in relation to most contracts issued by the Group as the coverage period generally starts from the premium due date. The contract boundary defines which future cash flows are included in the measurement of a contract. The boundary of the fulfilment cash flows under IFRS 17 is considered to be the point at which the Group both no longer has substantive rights and obligations under the insurance contract to provide services or compel the policyholder to pay premiums. The contract boundary is assessed at inception and then reassessed only when there are changes in features or circumstances that alter the commercial substance of the contract or when there are changes in the products within a portfolio. The reassessment of the contract boundary for any changes is performed at the end of each reporting period. For most contracts issued by the Group, there is little judgement involved in determining the contract boundary as either a single premium is received for a contract that is expected to continue for a long period or a guaranteed premium is received for regular premium contracts. For certain contracts where the premiums are not guaranteed, more judgement is involved in assessing the Group's substantive rights and obligations. When determining the boundary for these contracts various factors are taken into consideration by the Group such as the Group's practical ability to terminate or refuse renewal of a contract, the Group's ability to fully reprice at the individual contract level and whether the Group has the ability to reassess risks at a portfolio level and set a price that fully reflects the risks of that portfolio. The Group has some immaterial business that is general insurance in nature and which is considered to have a boundary of one year. Where riders attach to and are not separated from a base contract, the contract boundary is determined based on the component of the contract that has the longest contract boundary. Future cash flows relating to riders that are not purchased at the inception of the base contract, but are added at a later date, are not included within the contract boundary at initial recognition. As the addition of these riders is the exercise of an option under the contract, it is not considered a contract modification but is instead treated as changes in fulfilment cash flows. Similar considerations to those applying to underlying insurance contracts apply in determining the contract boundary of groups of reinsurance contracts held. Further detail on reinsurance contracts, including on recognition is set out in note C3.4.

Notes to the consolidated financial statements continued

Determination of discount rates

Discount rate and risk-free rate

IFRS 17 enables discount rates to be calculated on a top-down or bottom-up basis. The Group elects to determine discount rates on a bottom-up basis, starting with a liquid risk-free yield curve and adding an illiquidity premium to reflect the characteristics of the insurance contracts.

Risk-free rates are based on government bond yields for all currencies except HKD where risk-free rates are based on swap rates due to the higher liquidity of the HKD swap market. Government bond yields and swap rates are obtained from publicly available data sources. Yield curves are constructed by using a market-observed curve up to a last liquid point and then extrapolating to an ultimate forward rate.

Where cash flows vary based on the return on underlying items, the projected earned rate is set equal to the discount rate. Where stochastic modelling techniques are used, the projected average investment returns are calibrated to be equal to the deterministic discount rate (including the illiquidity premium).

The illiquidity premium is calculated as the yield-to-maturity on a reference portfolio of assets with similar liquidity characteristics to the insurance contracts (in particular, corporate bonds) less the risk-free curve, and an allowance for credit risk.

The allowance for credit risk includes a credit risk premium, which is derived through a lifetime projection of expected bond cash flows, allowing for the risk of downgrades and defaults. The allowance for credit risk ranges between 6 bps and 32 bps at 31 December 2025 (31 December 2024: between 10 bps and 34 bps).

A proportion of the reference portfolio's illiquidity premium (either 0%, 50% or 100%) is applied to portfolios of insurance contracts reflecting the liquidity characteristics of the insurance contracts. The liquidity characteristics are assessed from the policyholders' perspective. Consideration is given to the nature of premiums, the level of underwriting, and the surrender and other benefit features of the portfolios. A product's illiquidity premium is restricted to be no greater than reasonably expected to be earned on the assets backing the insurance contract liabilities, over the duration of the insurance contracts.

The following tables set out the range of yield curves used to discount cash flows of insurance contracts for major currencies. These discount rates include the illiquidity premium applied to the portfolios written in each currency. A range is shown to represent the fact that different products apply different proportions of the reference portfolio's illiquidity premium (either 0%, 50% or 100%). The ranges below reflect only the actual proportions applied for each currency. For the major currencies shown below, except Hong Kong dollar and Malaysian ringgit, all three proportions apply and hence the spread is indicative of the illiquidity premium applying to the term specified.

	31 Dec 2025 %				
	1 year	**5 years**	**10 years**	**15 years**	**20 years**
Chinese yuan (CNY)	**1.34 – 1.62**	**1.64 – 1.92**	**1.86 – 2.14**	**2.19 – 2.47**	**2.31 – 2.59**
Hong Kong dollar (HKD)	**2.99 – 3.34**	**3.08 – 3.43**	**3.46 – 3.81**	**3.69 – 4.04**	**3.81 – 4.16**
Indonesian rupiah (IDR)	**4.93 – 5.33**	**5.79 – 6.19**	**6.42 – 6.82**	**6.81 – 7.21**	**7.02 – 7.42**
Malaysian ringgit (MYR)	**3.01 – 3.20**	**3.41 – 3.60**	**3.67 – 3.86**	**3.94 – 4.13**	**4.14 – 4.33**
Singapore dollar (SGD)	**1.42 – 1.71**	**1.91 – 2.34**	**2.18 – 2.48**	**2.26 – 2.63**	**2.23 – 2.82**
United States dollar (USD)	**3.51 – 3.80**	**3.77 – 4.22**	**4.29 – 4.60**	**4.78 – 5.16**	**5.09 – 5.70**

	31 Dec 2024 %				
	1 year	5 years	10 years	15 years	20 years
Chinese yuan (CNY)	1.08 – 1.51	1.42 – 1.85	1.70 – 2.13	1.92 – 2.35	2.03 – 2.46
Hong Kong dollar (HKD)	4.32 – 4.75	4.04 – 4.47	4.09 – 4.52	4.15 – 4.58	4.19 – 4.62
Indonesian rupiah (IDR)	7.13 – 7.51	7.13 – 7.51	7.18 – 7.56	7.27 – 7.65	7.33 – 7.71
Malaysian ringgit (MYR)	3.43 – 3.68	3.65 – 3.90	3.87 – 4.12	4.06 – 4.31	4.21 – 4.46
Singapore dollar (SGD)	2.76 – 3.37	2.79 – 3.40	2.89 – 3.50	2.93 – 3.54	2.84 – 3.45
United States dollar (USD)	4.20 – 4.84	4.44 – 5.08	4.66 – 5.30	4.89 – 5.53	5.02 – 5.66

The sensitivity of shareholder equity and CSM to changes in interest rates (which includes an associated change to the risk discount rate) is set out in note C6.1.

Determination of risk adjustment for non-financial risk

Risk adjustment for non-financial risk	The risk adjustment for non-financial risk reflects the compensation the Group requires for bearing the uncertainty about the amount and timing of the cash flows from non-financial risk as the Group fulfils insurance contracts. For reinsurance contracts held, the risk adjustment for non-financial risk represents the amount of risk being transferred by the Group to the reinsurer. The risk adjustment for non-financial risk is determined by the Group using a confidence level approach. This is implemented through the use of provisions for adverse deviations (PADs) calibrated using non-financial risk distributions and correlation assumptions. The PADs are applied to best estimate assumptions and hence the risk adjustment is calculated on a contract by contract basis. The Group's risk adjustment allows for all insurance, persistency and expense risks and operational risks specific to uncertainty in the amount and timing of insurance contract cash flows. Reinsurance counterparty default risk is excluded from the calculation. Diversification is included on a net of reinsurance basis within each insurance entity of the Group. Diversification is not allowed for between entities. By applying a confidence level technique, the Group estimates the probability distribution of the expected present value of the future cash flows from insurance contracts at each reporting date and calculates the risk adjustment for non-financial risk as the excess of the value at risk at the 75th percentile (the target confidence level) over the expected present value of the future cash flows. The confidence level is calibrated over a one-year period.

Determination of coverage units

Coverage units	The proportion of CSM recognised in profit or loss at the end of each period for a group of contracts is determined as the ratio of: – the coverage units in the period; divided by – the sum of the coverage units in the period and the present value of expected coverage units in future periods. The total number of coverage units in a group reflects the quantity of service provided determined by considering the quantity of benefits for each contract and its expected coverage period. The Group defines the quantity of benefits for insurance services as the maximum amount that a policyholder receives when an insured event takes place, for example the sum assured, the annual limit for a medical plan or the present value of a stream of payments. The quantity of benefits is updated each period. Investment-related and investment-return services are assumed to be constant over time. Where there are multiple different services in a group of contracts (for example, both insurance and investment services are provided), the quantities of benefits for the different types of service are combined using weighting factors. These weighting factors are defined as the present value of expected outflows for each type of service, determined at a contract level. The expected coverage period is the expected duration up to the contract boundary. The expected coverage period of the contracts in a group and the calculation of future coverage units allows for expected decrements (eg deaths and lapses) in each future period using current best estimate assumptions consistent with the best estimate liabilities (BEL) calculation. The Group elects to allow for the time value of money by discounting future coverage units in the determination of the proportion of CSM recognised in profit or loss. Determination of coverage units for groups of reinsurance contracts held follows the same principles as for groups of underlying contracts.

Insurance finance income and expenses

Disaggregation between profit or loss and other comprehensive income	IFRS 17 allows an accounting policy choice between: – Including insurance finance income or expenses for the period in profit or loss; or – Disaggregating insurance finance income or expenses for the period to include in profit or loss an amount determined by a systematic allocation of the expected total insurance finance income or expenses over the duration of the group of contracts, with the balance being included in other comprehensive income. The Group has not elected to disaggregate insurance finance income and expenses between profit or loss and other comprehensive income.

Notes to the consolidated financial statements continued

Risk mitigation	
Risk mitigation option	IFRS 17 allows the option in certain circumstances to not recognise a change in the CSM to reflect some or all of the changes in the effect of the time value of money and financial risk on: – the amount of the entity's share of the underlying items if the entity mitigates the effect of financial risk on that amount using derivatives or reinsurance contracts held; and – the fulfilment cash flows if the entity mitigates the effect of financial risk on those fulfilment cash flows using derivatives, non-derivative financial instruments measured at fair value through profit or loss, or reinsurance contracts held. The Group does not utilise the risk mitigation option in its IFRS 17 VFA liability accounting except in connection with a short-term premium prepayment option available on certain participating products in Hong Kong.

The effect of accounting estimates made in interim financial statements	
Effect of estimates made in interim financial statements	IFRS 17 allows an accounting policy choice as to whether to change the treatment of accounting estimates made in previous interim financial statements when applying IFRS 17 in the annual reporting period. The Group has elected to allow updates to accounting estimates made in interim financial statements when applying IFRS 17 in the annual reporting period.

(b) Further critical accounting policies affecting the presentation of the Group's results

Presentation of results before tax attributable to shareholders	
Profit before tax is a significant IFRS income statement item. The Group has chosen to present a measure of profit before tax attributable to shareholders that distinguishes between tax borne by shareholders and tax attributable to policyholders to support understanding of the performance of the Group. Profit before tax attributable to shareholders is $4,941 million and compares to profit before tax of $5,121 million as shown in the Consolidated income statement.	Total tax charge for the Group reflects tax that relates to shareholders' profit and also tax attributable to policyholders through the interest in with-profits or unit-linked funds. Reported IFRS profit before the tax measure is therefore not representative of pre-tax profit attributable to shareholders. Accordingly, in order to provide a measure of pre-tax profit attributable to shareholders, the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholders' and shareholders' returns.

Segmental analysis of results and earnings attributable to shareholders	
The Group uses adjusted operating profit as the segmental measure of its results. Total segmental adjusted operating profit is $3,939 million as shown in note B1.1.	The basis of calculation of adjusted operating profit is provided in note B1.2. The vast majority of the Group's investments are valued at fair value through profit and loss. Short-term fluctuations in the fair value of investments are only partially offset by the effect of economic changes on insurance contract assets and liabilities and so affect the result for the year. The Group therefore provides additional analysis of results before and after the effects of short-term interest rate and other market fluctuations, together with other items that are of a short-term, volatile or one-off nature.

(c) Other items requiring application of critical estimates or judgements

VFA eligibility assessment

The Group applies judgements in assessing the VFA eligibility of contracts. Application of the VFA impacts the calculation of the CSM at the balance sheet date, which in turn impacts the future year's amortisation recognised in the income statement. Unlike the general measurement model (GMM) approach, the VFA absorbs economic impacts within the CSM, rather than in the profit and loss account.

The total insurance and reinsurance CSM at the balance sheet date is $25,005 million, including joint ventures and associates, and the CSM amortisation (net of reinsurance) recognised in the income statement is $(2,554) million as shown in note C3.3. Approximately two thirds of the CSM (including joint ventures and associates and net of reinsurance) at 31 December 2025 was calculated under the VFA.

IFRS 17 requires the use of the VFA for insurance contracts with direct participation features, ie substantially investment-related service contracts for which, at inception:

- the contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items;
- the entity expects to pay to the policyholder an amount equal to a substantial share of the fair value returns on the underlying items; and
- the entity expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in fair value of the underlying items.

The following key judgements have been made in assessing VFA eligibility:

Definition of substantial	The term substantial is interpreted to mean greater than 50 per cent.
Contractual terms	In some circumstances contractual terms are implied by customary business practices.
Granularity of assessment	The assessment has been carried out at a contract level. However, to the extent insurance contracts in a group affect the cash flows to policyholders of contracts in other groups (referred to as 'mutualisation'), eligibility for the VFA has been assessed at the level at which such mutualisation occurs (eg fund level).
Calculation basis	VFA eligibility assessments have been performed on a basis consistent with how the Group measures its realistic expectations, for example when pricing, monitoring or setting returns to policyholders.

Contracts not qualifying for the VFA are accounted for under the GMM or premium allocation approach (PAA). The PAA is not used significantly within the Group.

The measurement model (VFA or GMM) used for key products is set out in note C3.4.

Carrying value of distribution rights intangible assets

The Group applies judgement to assess whether factors such as the financial performance of the distribution arrangements, or changes in relevant legislation and regulatory requirements indicate an impairment of intangible assets representing distribution rights.

To determine the recoverable amount, the Group estimates the discounted future expected cash flows arising from the cash generating units (CGUs) containing the distribution rights.

Impacts $3,699 million of assets as shown in note C4.2.

Distribution rights relate to bancassurance partnership arrangements for the distribution of products for the term of the contractual agreement with the bank partner, for which an asset is recognised based on fees paid and fees payable not subject to performance conditions. Distribution rights impairment testing is conducted when there is an indication of an impairment.

To assess indicators of an impairment, the Group monitors a number of internal and external factors, including indications that the financial performance of the arrangement is likely to be worse than expected and changes in relevant legislation and regulatory requirements that could impact the Group's ability to continue to sell new business through the bancassurance channel, and then applies judgement to assess whether these factors indicate that an impairment has occurred.

If an impairment has occurred, a charge is recognised in the income statement for the difference between the carrying value and recoverable amount of the asset. The recoverable amount is the greater of fair value less costs to sell and value in use. Value in use is calculated as the present value of future expected cash flows from the asset or the CGUs to which it is allocated.

Notes to the consolidated financial statements continued

Financial investments – Valuation	
Financial investments held at fair value, net of derivative liabilities, excluding those held by joint ventures and associates is $181.0 billion as shown in note C2.2. Financial investments held at amortised cost, comprising loans and deposits, represent $6.5 billion of the Group's total assets. The Group estimates the fair value of financial investments that are not actively traded using quotations from independent third parties or internally developed pricing models.	The Group holds the majority of its financial investments at fair value through profit or loss. Financial investments held at amortised cost, excluding cash and cash equivalents, primarily comprise loans and deposits. **Determination of fair value** The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of quoted market prices for exchange-quoted investments or by using quotations from independent third parties such as brokers and pricing services or by using appropriate valuation techniques. Further details are included in note C2.1. The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices. Quoted market prices are used to value investments having quoted prices. Actively traded investments without quoted prices are valued using prices provided by third parties such as brokers or pricing services. Financial investments measured at fair value are classified into a three-level hierarchy as described in note C2.1. If the market for a financial investment of the Group is not active, the Group establishes fair value by using quotations from independent third parties, such as brokers or pricing services, or by using internally developed pricing models. Priority is given to publicly available prices from independent sources when available, but overall the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement, which reflects the price at which an orderly transaction would take place between market participants on the measurement date. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments. Details of the financial investments classified as 'level 3' to which valuation techniques are applied and the sensitivity of profit before tax to a change in the valuation of these items, are presented in note C2.2.

B Earnings performance

B1 Analysis of performance by segment

B1.1 Segment results

		2025 $m	2024 $m		2025 vs 2024 %	
			AER	CER	AER	CER
	Note	note (i)	note (i)	note (i)	note (i)	note (i)
Hong Kong		**1,219**	1,069	1,070	14 %	14 %
Indonesia		**250**	268	258	(7) %	(3) %
Mainland China note (ii)		**411**	363	363	13 %	13 %
Malaysia		**410**	338	361	21 %	14 %
Singapore		**706**	693	709	2 %	0 %
Growth markets and other note (iii)		**614**	688	689	(11) %	(11) %
Eastspring		**329**	304	301	8 %	9 %
Total segment profit		**3,939**	3,723	3,751	6 %	5 %
Other income and expenditure unallocated to a segment:						
Net investment return and other items note (iv)		**(41)**	21	21	n/a	n/a
Interest payable on core structural borrowings		**(184)**	(171)	(171)	(8) %	(8) %
Corporate expenditure		**(237)**	(237)	(237)	0 %	0 %
Total other expenditure		**(462)**	(387)	(387)	(19) %	(19) %
Restructuring costs note (v)		**(171)**	(207)	(207)	17 %	17 %
Adjusted operating profit	B1.3	**3,306**	3,129	3,157	6 %	5 %
Tax charge on adjusted operating profit	B3.2	**(534)**	(547)	(555)	2 %	4 %
Adjusted operating profit after tax		**2,772**	2,582	2,602	7 %	7 %
Short-term interest rate and other market fluctuations		**120**	(105)	(97)	n/a	n/a
Gain (loss) attaching to corporate transactions note (vi)		**1,515**	(71)	(74)	n/a	n/a
Tax (charge) credit on non-operating result	B3.2	**(288)**	9	8	n/a	n/a
Profit for the year	B1.6	**4,119**	2,415	2,439	n/a	n/a
Attributable to:						
Equity holders of the Company		**3,978**	2,285	2,300	n/a	n/a
Non-controlling interests		**141**	130	139	n/a	n/a
Profit for the year		**4,119**	2,415	2,439	n/a	n/a

Basic earnings per share (in cents)		2025	2024		2025 vs 2024 %	
			AER	CER	AER	CER
	Note	note (i)	note (i)	note (i)	note (i)	note (i)
Based on adjusted operating profit, net of tax and non-controlling interest	B4	**101.4¢**	89.7¢	90.2¢	13 %	12 %
Based on profit for the year, net of non-controlling interest	B4	**154.2¢**	84.1¢	84.8¢	83 %	82 %

Notes

(i) Segment results are attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document. For definitions of AER and CER refer to note A1.

(ii) The Mainland China segment reflects the Group's 50 per cent ownership in CITIC-Prudential Life Insurance Company Limited, a life joint venture with CITIC, a leading Chinese state-owned conglomerate.

(iii) The Growth markets and other segment includes non-insurance entities that support the Group's insurance business and the result for this segment is after deducting the corporate taxes arising from all the life joint ventures and associates.

(iv) Net investment return and other items include an adjustment to eliminate intercompany profits. Entities within the Prudential Group can provide services to each other, the most significant example being the provision of asset management services by Eastspring to the life entities. If the associated expenses are deemed attributable to the entity's insurance contracts then the costs are included within the estimate of future cash flows when measuring the insurance contract under IFRS 17. In the Group's consolidated accounts, IFRS 17 requires the removal of the intercompany profit from the measurement of the insurance contract. Put another way, the future cash flows include the cost to the Group (not the insurance entity) of providing the service. In the period that the service is provided, the entity undertaking the service, for example Eastspring, recognises the profit it earns as part of its results. To avoid any double counting, an adjustment is included within 'net investment return and other items' unallocated to a segment to remove the benefit already recognised when valuing the insurance contract.

(v) Restructuring costs largely comprise the costs of Group-wide projects including reorganisation programmes and initial costs of establishing new business initiatives and operations. The costs include those incurred in insurance and asset management operations of $(49) million (2024: $(59) million).

(vi) The gain (loss) attaching to corporate transactions in 2025 and 2024 mainly relates to the disposal or partial disposal of businesses. In 2025, it largely represents the gain arising from a reduction in the Group's interest in ICICI Prudential Asset Management Company Limited (from 49 per cent to 34.59 per cent), as discussed further in note D6.3.

B1.2 Determining operating segments and performance measure of operating segments

Operating segments

The Group's operating and reported segments for financial reporting purposes are defined and presented in accordance with IFRS 8 'Operating Segments'. Under the Group's management and reporting structure, its chief operating decision maker is the Group Executive Committee (GEC), chaired by the Chief Executive Officer. There have been no changes to the Group's operating segments from those reported in the Group's consolidated financial statements for the year ended 31 December 2024. Operations and transactions that do not form part of any business unit are reported as 'Unallocated to a segment' and generally comprise head office functions.

Performance measure

The performance measure of operating segments utilised by the Group is IFRS operating profit based on longer-term investment returns (adjusted operating profit) as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year, including short-term interest rate and other market fluctuations and gain or loss on corporate transactions. Note B1.1 shows the reconciliation from adjusted operating profit to total profit for the year.

Determination of adjusted operating profit

(a) Approach adopted for insurance businesses

The measurement of adjusted operating profit reflects that, for the insurance business, assets and liabilities are held for the longer term. The Group believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded.

The method of allocating profit between operating and non-operating components involves applying longer-term rates of return to the Group's assets held by insurance entities (including joint ventures and associates). These longer-term rates of return are not applied when assets and liabilities move broadly in tandem and hence the effect on profit from short-term market movements is more muted. In summary, the Group applies the following approach when attributing the 'net investment result' between operating and non-operating profit:

- Returns on investments that meet the definition of an 'underlying item', namely those investments that determine some of the amounts payable to a policyholder such as assets within unit-linked funds or with-profits funds, are recorded in adjusted operating profit on an actual return basis. The exception is for investments backing the shareholders' 10 per cent share of the estate within the Hong Kong with-profits fund. Changes in the value of these investments, including those driven by market movements, pass through the income statement with no liability offset. Consequently, adjusted operating profit recognises investment return on a longer-term basis for these assets.
- For insurance contracts measured under the general measurement model (GMM), the impact of market movements on both the non-underlying insurance contract balances and the investments they relate to are considered together. Adjusted operating profit allows for the long-term credit spread (net of the expected defaults) or long-term equity risk premium on the debt and equity-type instruments, respectively. Deducted from this amount is the unwind of the illiquidity premium included in the current discount rate for the liabilities and any non-attributable investment management expenses.
- Some GMM best estimate liabilities (BEL) components are calculated by reference to the investment return of assets, even if the BEL component itself is not considered an underlying item, for example, the BEL component related to future fee income or a guarantee. In these cases for the purposes of determining operating profit, the BEL component is calculated assuming a longer-term investment return and any difference between the actual return arising in the period and the longer-term investment return is taken to non-operating profit. There is no impact on the balance sheet of this allocation.
- A longer-term rate of return is applied to all other investments held by the Group's insurance business for the purposes of calculating adjusted operating profit. More details on how longer-term rates are determined are set out below.

The difference between the net investment result recorded in the income statement and the longer-term returns determined using the above principles is recorded as 'short-term interest rate and other market fluctuations' as a component of non-operating profit.

The 'insurance service result' is largely recognised in adjusted operating profit in full with the main exception being the gains or losses that arise from market and other related movements on onerous contracts measured under the variable fee approach (VFA). If these gains and losses are capable of being offset across more than one annual cohort of the same product or fund as applicable, then the adjusted operating profit is determined by amortising the net of the future profits and losses on all contracts where profits or losses can be shared. Any difference between this and the amount included in the income statement for onerous contracts is classified as part of 'short-term interest rate and other market fluctuations', a component of non-operating profit. See note B1.3 for the reconciliation to the 'insurance service result' recognised in the consolidated income statement.

(b) Determination of longer-term returns

The longer-term rates of return are estimates of the long-term trend investment returns having regard to past performance, current trends and future expectations. These rates are broadly stable from year to year but may be different between regions, reflecting, for example, differing expectations of inflation in each business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

For collective investment schemes that include different types of assets (eg equities and debt securities), weighted assumptions are used reflecting the asset mix underlying the relevant fund mandates.

Debt securities and loans

For debt securities and loans, the longer-term rates of return are estimates of the long-term government bond yield, plus the estimated long-term credit spread over the government bond yield, less an allowance for expected credit losses. The credit spread and credit loss assumptions reflect the mix of assets by credit rating. Longer-term rates of return range from 2.8 per cent to 8.7 per cent for 2025 (2024: 2.8 per cent to 8.8 per cent).

Equity-type securities
For equity-type securities, the longer-term rates of return are estimates of the long-term trend of investment returns for income and capital. Longer-term rates of return range from 8.6 per cent to 15.7 per cent for 2025 and 2024.

Derivative value movements
In the case where derivatives change the nature of other invested assets (eg by lengthening the duration of assets, hedging overseas bonds to the currency of the local liabilities, or by providing synthetic exposure to equities), the longer-term return on those invested assets reflects the impacts of the derivatives.

(c) Non-insurance businesses
For these businesses, the determination of adjusted operating profit reflects the underlying economic substance of the arrangements and excludes market-related items only where it is expected these will unwind over time.

B1.3 Analysis of adjusted operating profit by driver

Management assesses adjusted operating profit by breaking it down into the key components that drive performance each period.

The table below analyses the Group's adjusted operating profit into the underlying drivers using the following categories:

- Adjusted release of CSM, which is net of reinsurance, represents the release from the CSM for the insurance services provided in the period, adjusted for the reduction in CSM release that would occur if gains on profitable contracts were combined with losses on onerous contracts for those contracts where gains and losses can be shared across cohorts as described in note B1.2.
- Release of risk adjustment, which is net of reinsurance, represents the amount of risk adjustment recognised in the income statement representing non-financial risk that expired in the period net of the amount that was assumed to be covered by any reinsurance contracts in place. The only difference between the amount shown in the table below and the amount included within Insurance service result on the consolidated income statement and note C3.2 is the amount relating to the Group's life joint ventures and associates that use the equity method of accounting.
- Experience variances represent the difference between the actual amounts incurred or received in the period and that assumed within the best estimate liability for insurance and reinsurance contracts. It covers items such as claims, attributable expenses and premiums to the extent that they relate to current or past service.
- Other insurance service result primarily relates to movements on onerous contracts that impact adjusted operating profit (ie excluding those discussed in B1.2 that meet the criteria where gains and losses can be shared across more than one annual cohort).
- Net investment result on longer-term basis comprises the component of the 'net investment result' that has been attributed to adjusted operating profit by applying the approach as described in note B1.2.
- Other insurance income and expenditure represent other sources of income and expenses that are not considered to be attributable to insurance contracts under IFRS 17.
- Share of related tax charges from joint ventures and associates represents the related tax on the adjusted operating profit of the Group's life joint ventures and associates accounted for using the equity method. Under IFRS, the Group's share of results from its investments in joint ventures and associates accounted for using the equity method is included as a single line in the Group's profit before tax on a net of related tax basis. In the table below, the results of the life joint ventures and associates are analysed by adjusted operating profit drivers and on a pre-tax basis, with related tax shown separately in order for the contribution from the life joint ventures and associates to be included in the profit driver analysis on a consistent basis with the rest of the insurance business operations.

	2025 $m	2024 $m		2025 vs 2024 %	
		AER	CER	AER	CER
Adjusted release of CSM note (i)	2,550	2,333	2,358	9 %	8 %
Release of risk adjustment	285	268	271	6 %	5 %
Experience variances	(51)	(81)	(85)	37 %	40 %
Other insurance service result	(135)	(68)	(69)	(99) %	(96) %
Adjusted insurance service result note (ii)	**2,649**	2,452	2,475	8 %	7 %
Net investment result on longer-term basis note (iii)	1,163	1,146	1,154	1 %	1 %
Other insurance income and expenditure	(103)	(89)	(90)	(16) %	(14) %
Share of related tax charges from joint ventures and associates	(99)	(90)	(90)	(10) %	(10) %
Insurance business	**3,610**	3,419	3,449	6 %	5 %
Eastspring	329	304	301	8 %	9 %
Other income and expenditure	(462)	(387)	(386)	(19) %	(20) %
Restructuring costs	(171)	(207)	(207)	17 %	17 %
Adjusted operating profit, as reconciled to profit for the year in note B1.1	**3,306**	3,129	3,157	6 %	5 %

Notes to the consolidated financial statements continued

Notes

(i) The adjusted release of CSM is reconciled to the information in the Consolidated income statement **and the Analysis of movements in insurance and reinsurance contract balances by measurement component in note C3.2 (excluding joint ventures and associates)** as follows:

	2025 $m	2024 $m
Release of CSM, net of reinsurance as included within Insurance service result on the consolidated income statement and note C3.2		
Insurance	2,438	2,286
Reinsurance	(102)	(159)
	2,336	2,127
Add amounts relating to the Group's life joint ventures and associates that are accounted for on equity method	218	225
Release of CSM, net of reinsurance as shown in note C3.3		
Insurance	2,656	2,511
Reinsurance	(102)	(159)
	2,554	2,352
Adjustment to release of CSM for the treatment adopted for adjusted operating profit purposes of combining losses on onerous contracts and gains on profitable contracts that can be shared across more than one annual cohort	(4)	(19)
Adjusted release of CSM as shown above	2,550	2,333

(ii) The adjusted insurance service result is reconciled to the information in the consolidated income statement **and the analysis of movements in insurance and reinsurance contract balances by measurement component in note C3.2 (excluding joint ventures and associates)** as follows:

	2025 $m	2024 $m
Insurance service result as shown in the consolidated income statement and note C3.2	2,624	2,293
Add amounts relating to the Group's life joint ventures and associates that are accounted for on equity method	225	187
Insurance service result as shown in note C3.3		
Insurance	3,078	2,786
Reinsurance	(229)	(306)
	2,849	2,480
Removal of losses or gains from reversal of losses on those onerous contracts that meet the criteria in note B1.2 where gains and losses can be shared across more than one annual cohort less the adjustment to the release of CSM shown above	(98)	46
Other items including policyholder tax*	(102)	(74)
Adjusted insurance service result as shown above	2,649	2,452

* Other items include the revenue recognised to cover the tax charge attributable to policyholders that is included in the insurance service result in the income statement. This revenue is fully offset by the actual tax charge attributable to policyholders that is included, as required by IAS 12, in the tax line in the income statement resulting in no net impact to adjusted operating profit that is determined after deducting policyholder tax and so has been offset in the analysis of adjusted operating profit.

(iii) Net investment result on longer-term basis is reconciled to the net investment result in the consolidated income statement as follows:

	2025 $m	2024 $m
Net investment result as shown in the consolidated income statement	1,421	1,332
Remove investment return of non-insurance entities	3	(448)
Remove short-term interest rate and other market fluctuations included in non-operating profit excluding non-insurance entities*	(279)	334
Other items*	18	(72)
Net investment result on longer-term basis as shown above	1,163	1,146

* These reconciling line items include the impact from the Group's life joint ventures and associates. Other items also reflect the impact of policyholder tax.

B1.4 Revenue

The Group recognises insurance revenue as it satisfies its performance obligations, ie as it provides services under groups of insurance contracts. The insurance revenue relating to services provided for each period represents the total of the changes in the liability for remaining coverage that relate to services for which the Group expects to receive consideration and comprises the following items:

- *A release of the CSM, measured based on coverage units;*
- *Changes in the risk adjustment for non-financial risk relating to current services;*
- *Claims and other insurance service expenses for the period expected at the beginning of the year; and*
- *Other amounts include the revenue recognised to cover the tax charge attributable to policyholders and other items, for example experience adjustments for premium receipts for current or past services.*

In addition, the Group allocates a portion of premiums that relate to recovering insurance acquisition cash flows to each period using the same amortisation factor used to amortise CSM. The Group recognises the allocated amount, adjusted for interest accretion, as insurance revenue and an equal amount as insurance service expenses.

Non-distinct investment components are excluded from insurance revenue and insurance service expenses.

Policy fees charged on investment contracts without DPF for asset management, policy administration fees and Eastspring's asset management fee income are recognised when related services are provided.

(a) Analysis of total revenue by segment

	2025 $m									
	Insurance operations note (i)									
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter-segment elimination	Total segment	Unallocated to a segment (central operations)	Total
Insurance revenue										
Amounts relating to changes in the liability for remaining coverage:										
Expected claims and other directly attributable expenses	1,326	632	854	1,237	682	–	–	4,731	–	4,731
Change in risk adjustment for non-financial risk	78	33	34	68	59	–	–	272	–	272
Release of CSM for services provided	1,025	148	214	529	522	–	–	2,438	–	2,438
Other adjustments note (ii)	46	46	41	2	69	–	–	204	–	204
Recovery of insurance acquisition cash flows	1,549	277	309	557	743	–	–	3,435	–	3,435
	4,024	1,136	1,452	2,393	2,075	–	–	11,080	–	11,080
Other revenue note (iii)	29	3	1	–	20	358	–	411	–	411
Total revenue from external customers note (iv)	4,053	1,139	1,453	2,393	2,095	358	–	11,491	–	11,491
Intra-group revenue	–	–	–	–	–	224	(224)	–	–	–
Investment return										
Interest income	1,340	105	239	886	822	5	–	3,397	137	3,534
Dividend and other investment income	1,253	65	198	549	145	4	–	2,214	–	2,214
Investment appreciation (depreciation)	6,342	212	199	3,453	459	5	–	10,670	(154)	10,516
	8,935	382	636	4,888	1,426	14	–	16,281	(17)	16,264
Total revenue	12,988	1,521	2,089	7,281	3,521	596	(224)	27,772	(17)	27,755

Notes to the consolidated financial statements continued

	2024 $m									
	Insurance operations note (i)									
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter-segment elimination	Total segment	Unallocated to a segment (central operations)	Total
Insurance revenue										
Amounts relating to changes in the liability for remaining coverage:										
Expected claims and other directly attributable expenses	1,195	670	740	1,121	715	–	–	4,441	–	4,441
Change in risk adjustment for non-financial risk	68	37	26	64	62	–	–	257	–	257
Release of CSM for services provided	908	146	206	521	505	–	–	2,286	–	2,286
Other adjustments note (ii)	88	31	50	32	16	–	–	217	–	217
Recovery of insurance acquisition cash flows	1,445	293	268	513	638	–	–	3,157	–	3,157
	3,704	1,177	1,290	2,251	1,936	–	–	10,358	–	10,358
Other revenue note (iii)	24	2	–	2	21	333	–	382	–	382
Total revenue from external customers note (iv)	3,728	1,179	1,290	2,253	1,957	333	–	10,740	–	10,740
Intra-group revenue	–	–	–	–	–	221	(221)	–	–	–
Investment return										
Interest income	1,077	101	216	797	688	7	–	2,886	209	3,095
Dividend and other investment income	1,279	105	181	651	164	3	–	2,383	–	2,383
Investment appreciation (depreciation)	(3,317)	(86)	736	2,275	604	1	–	213	228	441
	(961)	120	1,133	3,723	1,456	11	–	5,482	437	5,919
Total revenue	2,767	1,299	2,423	5,976	3,413	565	(221)	16,222	437	16,659

Notes

(i) The Group's share of the results from the joint ventures and associates that are equity accounted for, including the Group's life joint venture in Mainland China, is presented in a single line within the Group's profit before tax on a net of related tax basis, and therefore not shown in the analysis of revenue line items above. **Revenue from external customers of the Mainland China joint venture (Prudential's share) in 2025 is $544 million (2024: $573 million). Further financial information on the Mainland China joint venture is provided in note D6.3.**

(ii) Other adjustments comprise experience adjustment for premium receipts relating to past and current services provided under insurance contracts and insurance revenue earned from contracts measured under the PAA as well as the revenue recognised to cover the tax charge attributable to policyholders.

(iii) Other revenue comprises revenue from external customers and consists primarily of revenue from the Group's asset management business of $358 million (2024: $333 million).

(iv) **Due to the nature of the business of the Group, there is no reliance on any major customers. Of the Group's markets, other than Hong Kong, Indonesia, Malaysia and Singapore as shown above, no individual markets have revenue from external customers that exceeds 10 per cent of the Group total for the years presented.**

(b) Additional analysis of investment return

Investment return included in the income statement principally comprises interest income, dividends, investment appreciation and depreciation (realised and unrealised gains and losses) on investments mandatorily classified or designated as fair value through profit or loss (FVTPL) and realised gains and losses (including impairment losses) on items classified at amortised cost. Interest income is recognised as it accrues. Dividends on equity securities are recognised on the ex-dividend date and rental income is recognised on an accrual basis.

	2025 $m	2024 $m
Interest income calculated using the effective interest method	**413**	477
Net gains on financial instruments at FVTPL note	**15,784**	5,250
Other investment returns (including foreign exchange gains and losses)	**331**	363
Movement in amounts attributable to external unit holders of consolidated investment funds	**(264)**	(171)
Investment return recognised in the income statement	**16,264**	5,919

Note

Net gains on financial instruments at FVTPL comprise interest income, dividend income and investment appreciation (depreciation) on such financial instruments. Net realised gains and losses on the Group's investments for 2025 recognised in the income statement amounted to a net gain of $2.9 billion (2024: $(0.5) billion loss).

The overall financial strength of Prudential and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios. Prudential's insurance investments support a range of businesses operating in many geographic areas. Each of the operations formulates a strategy based on the nature of its underlying liabilities, its level of capital and its local regulatory requirements. Prudential's insurance business's investments, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated investment funds, are largely held by Prudential's Singapore and Hong Kong operations.

All investments are carried at fair value in the statement of financial position with fair value movements, which are volatile from year to year, recorded in the income statement, except for loans and receivables, which are generally carried at amortised cost (unless designated at FVTPL). Subject to the effect of the exceptions, the year-on-year changes in investment returns primarily reflect the cumulative impact from the changes in interest rates on bond asset values and the performance of the equity markets. In addition, foreign exchange rates affect the USD value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment return for operations not using USD as the functional currency is translated at average exchange rates.

B1.5 Net insurance and reinsurance finance income (expense)

Insurance and reinsurance finance income and expenses comprise changes in the carrying amounts of groups of insurance and reinsurance contracts arising from the effects of the time value of money, financial risk and changes therein. These amounts exclude any such changes for groups of contracts with direct participation features that are allocated to a loss component and therefore do not adjust CSM and accordingly are included in insurance service expenses. Insurance finance income and expense include changes in the measurement of groups of contracts caused by changes in the value of underlying items (excluding additions and withdrawals). The Group does not disaggregate insurance finance income or expenses between profit or loss and other comprehensive income.

The following table provides an analysis of net insurance and reinsurance finance income (expense).

	2025 $m	2024 $m
Net finance (expense) income from insurance contracts notes (i)(ii)		
Accretion of interest on GMM contracts	**(337)**	(295)
Changes in fair value of underlying assets and other adjustments relating to VFA contracts	**(13,859)**	(3,258)
Effect of changes in interest rates and other financial assumptions	**(208)**	(491)
Effect of measuring changes in estimates at current rates and adjusting the CSM at locked-in rates	**15**	5
Net foreign exchange gain	**107**	21
Other finance (expense) from insurance contracts note (iii)	**(330)**	(136)
	(14,612)	(4,154)
Net finance income (expense) from reinsurance contracts held notes (i)(ii)		
Accretion of interest on GMM contracts	**151**	109
Effect of changes in interest rates and other financial assumptions	**(254)**	(467)
Effect of measuring changes in estimates at current rates and adjusting the CSM at locked-in rates	**15**	(23)
Net foreign exchange (loss) gain	**(71)**	19
Other finance income from reinsurance contracts note (iv)	**–**	24
	(159)	(338)

Notes

(i) The Group has made an accounting policy choice to disaggregate the finance component of the risk adjustment and present it under insurance finance income (expenses) instead of insurance service result.

(ii) The analysis of the investment return on the assets of the Group is provided in note B1.4. The investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders or policyholders or whether the assets are backing insurance contracts classified as VFA or GMM. The impact of changes in market movements on the assets and insurance contract liabilities will vary depending on whether the insurance contracts are classified as VFA or GMM, which is discussed further in note C6.1. For example, a significant portion of the Group's investment portfolio comprises assets that are part of the underlying items relating to VFA contracts. Market movements in these underlying assets, as included in Investment return, are matched by a movement in insurance liabilities as included in Insurance finance income (expense). Accordingly, the principal driver for the year-on-year variations in the 'Changes in fair value of underlying assets and other adjustments relating to VFA contracts' in the table above is the investment return element, as shown directionally in the 'Net gains on financial instruments at FVTPL' in the table in note B1.4.

(iii) Other finance expense from insurance contracts includes the effect of changes in the policyholders' interest in the excess net assets of relevant participating funds of $(320) million (2024: $(110) million).

(iv) Other finance income (expense) from reinsurance contracts held includes the effect of changes in non-performance risk of reinsurers of less than $1 million (2024: $24 million).

B1.6 Additional segmental analysis of adjusted operating profit after tax and reconciliation to profit after tax

The reconciliation to profit after tax by segment is shown in the table below. Non-operating items after tax includes effects from short-term interest rate and other market fluctuations and gain or loss on corporate transactions, net of tax, as discussed in note B1.2. The amounts shown in the table are before deducting any applicable non-controlling interests.

	2025 $m			2024 $m		
	Adjusted operating profit after tax	Non-operating items after tax	Profit after tax	Adjusted operating profit after tax	Non-operating items after tax	Profit after tax
Hong Kong	1,126	207	1,333	971	(120)	851
Indonesia	198	26	224	218	(37)	181
Mainland China note	411	(435)	(24)	363	(204)	159
Malaysia note	320	5	325	264	32	296
Singapore	603	363	966	594	(28)	566
Growth markets and other note	491	44	535	531	(28)	503
Asset management	305	1,328	1,633	275	(11)	264
Total segment profit	**3,454**	**1,538**	**4,992**	3,216	(396)	2,820
Unallocated to a segment (central operations)	(682)	(191)	(873)	(634)	229	(405)
Group total	**2,772**	**1,347**	**4,119**	2,582	(167)	2,415

Note
The Growth markets and other segment comprises all other Asia and Africa insurance businesses alongside amounts that are not included in the segment profit of an individual business unit, including tax on life joint ventures and associates that are accounted for on an equity-method basis. Accordingly, on the segmental analysis of the profit after tax above, the amount shown for Mainland China is before tax (with its tax being included in the Growth markets and other segment). The Group's share of the Mainland China joint venture's post-tax result was $3 million (2024: $141 million).

B2 Insurance service expenses and other expenditure

Insurance service expenses arising from insurance contracts are recognised in profit or loss generally as they are incurred. They exclude repayments of investment components and comprise:

- *incurred claims and other insurance service expenses;*
- *amortisation of insurance acquisition cash flows;*
- *losses on onerous contracts and reversals of such losses;*
- *adjustments to the liabilities for incurred claims that do not arise from the effects of the time value of money, financial risk and changes therein, which are recognised in insurance finance income (expense); and*
- *impairment losses on assets for insurance acquisition cash flows and reversals of such impairment losses.*

An analysis of the expenses incurred by the Group in the year is provided in the table below.

	2025 $m	2024 $m
Expenses attributed to insurance acquisition cash flows note (i)	5,379	4,987
Other directly attributable expenses note (ii)	1,455	1,328
Other expenditure note (iii)	1,031	1,003
Total expenses	**7,865**	7,318

Notes
(i) Expenses attributed to insurance acquisition cash flows represent insurance acquisition expenses incurred in the year, which are implicitly deferred within the CSM and amortised as part of the CSM amortisation. Ceding commissions received from outward reinsurance agreements are not included in the analysis above.
(ii) Other directly attributable expenses are those incurred in the year when providing insurance services to the policyholders, excluding the cost of claims and benefit payments. The expected other directly attributable expenses are explicitly included within the BEL and form part of the BEL release to the insurance revenue. The actual other directly attributable expenses incurred in the year form part of insurance service expenses.
(iii) Other expenditure includes interest expense other than interest on core structural borrowings that is presented separately on the income statement as Finance costs. Total segment interest expense is $53 million (2024: $62 million), of which $22 million (2024: $23 million) arises in the Hong Kong segment and $23 million (2024: $35 million) arises in central operations with the remainder spread broadly across the other markets. Included within interest expense is $11 million (2024: $10 million) of interest on lease liabilities. Core structural borrowings and operational borrowings (other than lease liabilities) represent financial liabilities that are not classified at FVTPL.

Total depreciation and amortisation expenses relate primarily to amortisation of distribution rights intangibles as shown in note C4.2 and depreciation of property, plant and equipment as shown in note C10. The segmental analysis of total depreciation and amortisation is shown below.

	2025 $m	2024 $m
Hong Kong	157	51
Indonesia	17	12
Malaysia	51	22
Singapore	93	36
Growth markets and other	223	372
Eastspring	12	13
Total segment	553	506
Unallocated to a segment (central operations)	18	17
Total depreciation and amortisation	**571**	523

B2.1 Staff and employment costs

Total staff and employment costs are analysed by category below:

	2025 $m	2024 $m
Wages and salaries	1,228	1,119
Social security costs	38	37
Defined contribution pension schemes	57	54
Total Group	**1,323**	1,210

The average number of staff employed by the Group during the years is shown below:

	2025	2024
Asia and Africa operations [note]	14,770	14,851
Head office function	568	561
Total Group	**15,338**	15,412

Note
The Asia and Africa operations staff numbers above exclude 634 (2024: 702) commission-based sales staff who have an employment contract with the Group.

B2.2 Share-based payment

The Company offers discretionary share awards to certain key employees and all-employee share plans across the Group. The compensation expense charged to the income statement is primarily based upon the fair value of the awards granted, the vesting period and the vesting conditions. The Company has established trusts to facilitate the delivery of Prudential plc shares under some of these plans. The cost to the Company of acquiring these shares held in trusts is shown as a deduction from shareholders' equity.

(a) Description of the plans

The Group operates a number of share award plans that provide Prudential plc shares to participants upon vesting. The plans in operation include the Prudential Long Term Incentive Plan, the Prudential Annual Incentive Plan, savings-related share option schemes, share purchase plans and deferred bonus plans. Where Executive Directors participate in these plans, details about those schemes are provided in the Directors' remuneration report. The following information is provided about plans in which the Executive Directors do not participate:

Notes to the consolidated financial statements continued

Share scheme	Description
Prudential Global Long Term Incentive Plan (PG LTIP)	The PG LTIP provides eligible employees with conditional awards. Awards are discretionary and vest after one, two or three years subject to the employee being in employment. Vesting of awards may also be subject to performance conditions. All awards are made in Prudential shares. In countries where share awards are not feasible for reasons including securities and/or tax considerations, awards will be replaced by the cash value of the shares that would otherwise have vested.
Prudential Agency Long-Term Incentive Plan (LTIP)	Certain agents are eligible to be granted awards in Prudential shares under the Prudential Agency LTIP. These awards are structured in a similar way to the PG LTIP described above, with most awards granted with a three-year vesting period.
Restricted Share Plan (RSP)	The Company operates the RSP for certain employees. Awards under this plan are discretionary, and the vesting of awards may be subject to performance conditions.
Deferred bonus plans	The Company operates a number of deferred bonus plans including the Group Deferred Bonus Plan (GDBP) and the Prudential Deferred Bonus Plan. There are no performance conditions attached to deferred share awards made under these arrangements.
Savings-related share option schemes	Eligible agents in certain business units are able to participate in the International Savings-Related Share Option Scheme for Non-Employees (ISSOSNE). The plan is similar to the HMRC-approved Save As You Earn (Sharesave) share option scheme in the UK which is open to eligible employees.
Share purchase plans	Eligible employees in the UK are invited to participate in the Company's HMRC-approved UK Share Incentive Plan (SIP). The plan allows the purchase of Prudential plc shares each month. Staff based in Asia and Africa are eligible to participate in the Prudential All Employee Share Purchase Plan (PRUshareplus) which is run in a similar way.

The total numbers of securities available for issue under these schemes are disclosed in note I(v) within additional unaudited financial information.

(b) Outstanding options and awards

The following table shows the movement in outstanding options and awards under the Group's share-based compensation plans:

	Options outstanding under Sharesave and ISSOSNE schemes				Awards outstanding under incentive plans	
	2025		2024		**2025**	2024
	Number of options millions	**Weighted average exercise price £**	Number of options millions	Weighted average exercise price £	Number of awards millions	
Balance at beginning of year	**1.7**	**7.84**	1.7	9.50	**17.5**	14.3
Granted	**0.3**	**7.86**	0.6	5.25	**9.0**	10.9
Exercised	**(0.2)**	**8.20**	(0.1)	7.37	**(7.0)**	(6.6)
Forfeited	**–**	**7.10**	–	7.60	**(0.3)**	(0.5)
Cancelled	**(0.3)**	**10.90**	(0.5)	10.16	**–**	–
Lapsed/expired	**–**	**9.20**	–	9.42	**(0.5)**	(0.6)
Balance at end of year	**1.5**	**7.30**	1.7	7.84	**18.7**	17.5
Options immediately exercisable at end of year	**0.1**	**8.54**	0.2	11.57		

Certain options granted in 2025 and 2024 were awarded with options prices expressed in Hong Kong dollars. These amounts have been converted to pound sterling exercise prices, shown in the tables above and below, using the daily spot rate on the grant date.

The weighted average share price of Prudential plc for 2025 was £8.68 (2024: £7.14).

The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December:

	Outstanding						Exercisable			
	Number outstanding millions		Weighted average remaining contractual life years		Weighted average exercise prices £		Number exercisable millions		Weighted average exercise prices £	
	2025	2024	**2025**	2024	**2025**	2024	**2025**	2024	**2025**	2024
Between £5 and £6	**0.5**	0.5	**3.3**	4.3	**5.24**	5.24	**–**	–	**–**	–
Between £7 and £8	**0.8**	0.7	**2.8**	2.7	**7.69**	7.55	**0.1**	–	**7.37**	–
Between £9 and £10	**0.1**	0.1	**0.4**	1.4	**9.64**	9.64	**0.1**	–	**9.64**	–
Between £11 and £12	**0.1**	0.4	**1.4**	1.3	**11.89**	11.70	**–**	0.2	**–**	11.57
Between £12 and £13	**–**	–	**1.5**	0.6	**12.02**	12.02	**–**	–	**–**	–
Total	**1.5**	1.7	**2.8**	2.8	**7.30**	7.84	**0.2**	0.2	**8.54**	11.57

The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

(c) Fair value of options and awards

The fair value amounts estimated on the date of grant relating to all options and awards were determined by using the following assumptions:

	2025			2024		
	Sharesave and ISSOSNE options	**Prudential LTIP (TSR)**	**Other awards**	Sharesave and ISSOSNE options	Prudential LTIP (TSR)	Other awards
Dividend yield (%)	**2.20**	**–**	**–**	2.08	–	–
Expected volatility (%)	**22.97**	**29.45**	**–**	28.17	28.45	–
Risk-free interest rate (%)	**3.31**	**3.82**	**–**	3.57	4.39	–
Expected option life (years)	**3.73**	**–**	**–**	4.03	–	–
Weighted average exercise price (£)	**£7.86**	**–**	**–**	£5.24	–	–
Weighted average share price at grant date (£/HKD)	**£10.39**	**HKD 82.75**	**–**	£7.16	HKD 75.10	–
Weighted average fair value at grant date (£/HKD)	**£3.11**	**HKD 55.33**	**HKD 80.82**	£2.50	HKD 29.29	HKD 72.58

The compensation costs for all awards and options are recognised in net income over the plans' respective vesting periods. The Group uses the Black-Scholes model to value all options, and financial equivalence to value all awards other than those that have Total Shareholder Return (TSR) performance conditions attached (some Prudential LTIP and RSP awards) for which the Group uses a Monte Carlo model in order to allow for the impact of these conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

For all options and awards, the expected volatility is based on the market-implied volatilities as quoted on Bloomberg. The Prudential specific at-the-money implied volatilities are adjusted to allow for the different terms and discounted exercise price on Sharesave options by using information on the volatility surface of the FTSE 100.

Risk-free interest rates are taken from swap spot rates with projection terms matching the corresponding vesting periods. For awards with a TSR condition, volatilities and correlations between Prudential and a basket of 12 competitor companies is required. For grants in 2025, the average volatility for the basket of competitors was 27 per cent (2024: 27 per cent). Correlations for the basket are calculated for each pairing from the log of daily TSR returns for the three years prior to the valuation date. Market-implied volatilities are used for both Prudential and the basket of competitors. Changes to the subjective input assumptions could materially affect the fair value estimate.

Other awards, without market performance conditions or exercise price, are valued based on grant date share price.

(d) Share-based payment expense charged to the income statement

The total expense recognised in 2025 in the consolidated financial statements relating to share-based compensation is $95 million (2024: $85 million), of which $87 million (2024: $76 million) is accounted for as equity-settled.

The Group had $39 million of liabilities at 31 December 2025 (31 December 2024: $31 million) relating to share-based payment awards accounted for as cash-settled.

B2.3 Key management remuneration

Key management constitutes the Directors of Prudential plc and other non-Director members of the GEC, as they have authority and responsibility for planning, directing and controlling the activities of the Group.

Total key management remuneration is analysed in the following table:

	2025 $m	2024 $m
Total Salaries and short term benefits	**25.8**	24.6
Share based payments and other long term awards	**14.9**	12.5
Payments made on appointment	**3.1**	0.8
Post-employment benefits	**1.5**	1.3
Total key management remuneration	**45.3**	39.2

The amount presented for 2025 share based payments and other long-term awards includes the performance related pay that is deferred into shares or cash as included in the remuneration report plus the IFRS 2 charge for other share award schemes, which have performance conditions in addition to continued service. Payments on appointment includes both cash and share awards. In total across all categories total share based payments are $15.6 million (2024: $13.3 million). 2024 is presented on a consistent basis.

Additional details on the Directors' emoluments, retirement benefits and other payments are given in the Directors' remuneration report.

B2.4 Fees payable to the auditor

	2025 $m	2024 $m
Audit of the Company's annual accounts	**5.3**	5.3
Audit of subsidiaries pursuant to legislation	**6.0**	6.0
Audit fees payable to the auditor	**11.3**	11.3
Audit-related assurance services [note]	**4.2**	5.2
Other assurance services	**0.8**	1.2
Non-audit fees payable to the auditor	**5.0**	6.4
Total fees payable to the auditor	**16.3**	17.7

Note
Of the audit-related assurance service fees of $4.2 million (2024: $5.2 million), $1.2 million (2024: $1.2 million) relates to services that are required by law and regulation as defined by the FRC.

B3 Tax charge

Prudential is subject to tax in numerous jurisdictions and the calculation of the total tax charge inherently involves a degree of estimation and judgement. Current tax expense is charged or credited based upon amounts estimated to be payable or recoverable as a result of taxable amounts for the current year and adjustments made in relation to prior years. The positions taken in tax returns, where applicable tax regulation is subject to interpretation, are recognised in full in the determination of the tax charge in the consolidated financial statements, if the Group considers that it is probable that the taxation authority will accept those positions. Otherwise, provisions are established based on the likely amount of the liability, or recovery, by providing for the single best estimate of the most likely outcome or the weighted average expected value where there are multiple outcomes.

The total tax charge includes tax expense attributable to both policyholders and shareholders. The tax expense attributable to policyholders comprises the tax on the income of the consolidated with-profits and unit-linked funds. In certain jurisdictions, life insurance companies are taxed on both their shareholders' profits and on their policyholders' insurance and investment returns on certain insurance and investment products. Although both types of tax are included in the total tax charge in the Group's Consolidated income statement, they are presented separately in the Consolidated income statement to provide the most relevant information about tax that the Group pays on its profits.

Deferred taxes are provided under the liability method for all relevant temporary differences. IAS 12 'Income Taxes' does not require all temporary differences to be provided for, in particular, the Group does not provide for deferred tax on undistributed earnings of subsidiaries where the Group is able to control the timing of the distribution and the temporary difference created is not expected to reverse in the foreseeable future. Deferred tax assets are only recognised when it is more likely than not that future taxable profits will be available against which these losses can be utilised.

Deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

B3.1 Total tax charge by segment

The total tax charge in the income statement is as follows:

	2025 $m	2024 $m
Hong Kong	**(148)**	(229)
Indonesia	**(45)**	(37)
Malaysia	**(123)**	(155)
Singapore	**(249)**	(176)
Growth markets and other	**(110)**	(158)
Eastspring note (i)	**(256)**	(29)
Total segment note (ii)	**(931)**	(784)
Unallocated to a segment (central operations)	**(71)**	(40)
Total tax charge note (iii)	**(1,002)**	(824)

Notes

(i) The Eastspring tax charge in 2025 includes tax in relation to the gain attaching to corporate transactions, as discussed further in note D6.3.

(ii) Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates that are equity accounted for. Therefore, the actual tax charge in the income statement does not include tax arising from the results of joint ventures and associates, including the Group's life joint venture in Mainland China.

(iii) The total tax charge is analysed between current tax and deferred tax by component as follows:

	2025 $m	2024 $m
Current tax arising from:		
Corporation tax	**(838)**	(520)
Adjustments in respect of prior years note	**122**	(1)
Pillar Two income taxes (see below)	**(23)**	–
Total current tax charge	**(739)**	(521)
Deferred tax arising from:		
Origination and reversal of temporary differences	**(248)**	(319)
Adjustment in respect of a tax loss, tax credit or temporary difference from a prior year	**(15)**	16
Total deferred tax charge	**(263)**	(303)
Total tax charge	**(1,002)**	(824)

Note

The current tax charge – adjustments in respect of prior years comprises $109 million attributable to policyholders' returns and $13 million attributable to shareholders' returns.

On 6 June 2025, Hong Kong enacted the OECD Pillar Two global minimum tax and domestic minimum tax rules with retrospective effect from 1 January 2025 onwards. This brings the whole Group into scope of Hong Kong's Pillar Two rules. The 2025 current tax charge includes $(23) million (2024: nil) in respect of Pillar Two income taxes. The amount of tax due in any period is sensitive to market movements in that period. In periods where the actual investment return is in line with, or below, expected long-term returns, the Group does not expect the Pillar Two tax rules to have a material impact on the IFRS tax charge. In periods where the actual investment return exceeds the expected long-term returns, the impact from the Pillar Two tax rules will depend on how the relevant jurisdiction taxes the actual investment return under local corporate income tax rules.

Notes to the consolidated financial statements continued

B3.2 Reconciliation of effective tax rate

In the reconciliation below, the expected tax rate reflects the corporation tax rates that are expected to apply to the taxable profit or loss for the year. It reflects the corporation tax rates of each jurisdiction weighted by reference to the amount of profit or loss contributing to the aggregate result. The reconciliation of the expected to actual tax (charge) credit and the percentage impact of reconciliation items on shareholder effective tax rate (ETR) are provided below.

	2025		2024	
	$m	ETR %	$m	ETR %
Profit before tax (being tax attributable to shareholders' and policyholders' returns)	5,121		3,239	
Tax charge attributable to policyholders' returns note (i)	(180)		(286)	
Profit before tax attributable to shareholders' returns	4,941		2,953	
Tax charge at the expected rate	(923)	19 %	(585)	20 %
Effects of recurring tax reconciliation items:				
Income not taxable or taxable at concessionary rates note (ii)	119	(2) %	96	(3) %
Deductions and losses not allowable for tax purposes note (iii)	(189)	4 %	(164)	5 %
Items related to taxation of life insurance businesses note (iv)	158	(3) %	94	(3) %
Deferred tax adjustments including unrecognised tax losses	(40)	1 %	4	0 %
Effect of results of joint ventures and associates note (v)	75	(2) %	100	(3) %
Irrecoverable withholding taxes note (vi)	(43)	1 %	(61)	2 %
Pillar Two income taxes	(23)	0 %	–	0 %
Other	(5)	0 %	1	0 %
Total credit on recurring items	52	(1) %	70	(2) %
Effects of non-recurring tax reconciliation items:				
Adjustments to tax charge in relation to prior years	3	0 %	7	0 %
Movements in provisions for open tax matters note (vii)	20	0 %	(8)	0 %
Adjustments in relation to business disposals and corporate transactions	26	(1) %	(22)	0 %
Total credit (charge) on non-recurring items	49	(1) %	(23)	0 %
Tax charge attributable to shareholders' returns	(822)		(538)	
Tax charge attributable to policyholders' returns note (i)	(180)		(286)	
Tax charge attributable to shareholders' and policyholders' returns	**(1,002)**		(824)	
Profit before tax attributable to shareholders' returns analysed into:				
Adjusted operating profit	3,306		3,129	
Non-operating result note (viii)	1,635		(176)	
Profit before tax attributable to shareholders' returns	4,941		2,953	
Tax charge attributable to shareholders' returns analysed into:				
Tax charge on adjusted operating profit	(534)		(547)	
Tax (charge) credit on non-operating result note (viii)	(288)		9	
Tax charge attributable to shareholders' returns	(822)		(538)	
Actual tax rate on:				
Adjusted operating profit:				
Including non-recurring tax reconciling items note (ix)	16%		17%	
Excluding non-recurring tax reconciling items	17%		17%	
Profit before tax attributable to shareholders' returns note (ix)	**17%**		18%	

Notes

(i) The tax charge attributable to policyholders of $(180) million (2024: $(286) million) is equal to the profit before tax attributable to policyholders as a result of accounting for policyholder income after the deduction of expenses on a post-tax basis.

(ii) Income not taxable or taxable at concessionary rates primarily relates to non-taxable investment income and gains in growth markets and other as well as in other (central) operations.

(iii) Deductions and losses not allowable for tax purposes primarily relates to non-deductible head office costs in other (central) operations.

(iv) Items related to taxation of life insurance businesses primarily relates to Hong Kong where the taxable profit is computed as 5 per cent of net insurance premiums.

(v) Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of joint ventures and associates and is reflected as a reconciling item.

(vi) The Group incurs withholding tax on remittances received from certain jurisdictions and on certain investment income. Where these withholding taxes cannot be offset against corporate income tax or otherwise recovered, they represent a cost to the Group. Irrecoverable withholding tax on remittances is included in other (central) operations and is not allocated to any segment. Irrecoverable withholding tax on investment income is included in the relevant segment where the investment income is reflected.

(vii) The statement of financial position contains the following provisions in relation to open tax matters.

	2025 $m
Balance at 1 Jan	(95)
Movements in the current year included in tax charge attributable to shareholders	20
Provisions utilised in the year	5
Other movements (including interest arising on open tax matters and amounts included in the Group's share of profits from joint ventures and associates, net of related tax)	(7)
Balance at 31 Dec	**(77)**

(viii) 'Non-operating result' is used to refer to items excluded from adjusted operating profit and includes short-term investment fluctuations in investment returns and corporate transactions. The tax credit on non-operating result is calculated using the tax rates applicable to investment profit or loss recorded in the non-operating result for each entity, and then adjusting for any discrete items included in the total tax charge that relate specifically to the amounts (other than investment related profit or loss) included in the non-operating result. The difference between this tax on non-operating result and the tax charge calculated on profit before tax is the tax charge on adjusted operating profit.

(ix) The actual shareholder tax rates of the relevant business operations are shown below:

	2025 %							
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other (central) operations	Total attributable to shareholders
Tax rate on adjusted operating profit	8 %	21 %	22 %	15 %	20 %	7 %	(8)%	16 %
Tax rate on profit before tax	6 %	17 %	22 %	15 %	16 %	14 %	(9)%	17 %

	2024 %							
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other (central) operations	Total attributable to shareholders
Tax rate on adjusted operating profit	9 %	19 %	22 %	14 %	23 %	10 %	(7)%	17 %
Tax rate on profit before tax	10 %	18 %	22 %	14 %	23 %	10 %	(11)%	18 %

B4 Earnings per share

Basic earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests, divided by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled. For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. No adjustment is made if the impact is anti-dilutive overall.

	2025					
	Before tax $m	Tax $m	Non-controlling interests $m	Net of tax and non-controlling interests $m	Basic earnings per share cents	Diluted earnings per share cents
Based on adjusted operating profit	3,306	(534)	(155)	2,617	101.4¢	101.0¢
Short-term interest rate and other market fluctuations	120	(48)	14	86	3.3¢	3.3¢
Gain attaching to corporate transactions	1,515	(240)	–	1,275	49.5¢	49.2¢
Based on profit for the year	4,941	(822)	(141)	3,978	154.2¢	153.5¢

	2024					
	Before tax $m	Tax $m	Non-controlling interests $m	Net of tax and non-controlling interests $m	Basic earnings per share cents	Diluted earnings per share cents
Based on adjusted operating profit	3,129	(547)	(146)	2,436	89.7¢	89.6¢
Short-term interest rate and other market fluctuations	(105)	9	(10)	(106)	(3.9)¢	(3.9)¢
Loss attaching to corporate transactions	(71)	–	26	(45)	(1.7)¢	(1.7)¢
Based on profit for the year	2,953	(538)	(130)	2,285	84.1¢	84.0¢

For 2025, the weighted average number of shares for calculating basic earnings per share, which excludes those held in employee share trusts, is 2,580 million (2024: 2,715 million) shares. After including a dilutive effect of the Group's share options and awards of 12 million (2024: 5 million) shares, the weighted average number of shares for calculating diluted earnings per share is 2,592 million (2024: 2,720 million) shares.

B5 Dividends

First and second interim dividends are recorded in the period in which they are paid. Cash and scrip dividends are initially recorded in the statement of changes in equity as a deduction from retained earnings, at the value of the cash paid, or the cash equivalent to the scrip dividend. For scrip dividends settled by a new issue of shares the deduction from retained earnings is subsequently reversed and an amount equal to the nominal value of shares issued is transferred to share capital from share premium or the capital redemption reserve.

	2025		2024	
	Cents per share	**$m**	Cents per share	$m
Dividends relating to reporting year:*				
First interim dividend	**7.71¢**	**197**	6.84¢	185
Second interim dividend	**18.89¢**	**481**	16.29¢	433
Total relating to reporting year	**26.60¢**	**678**	23.13¢	618
Dividends paid in reporting year:				
Current year first interim dividend	**7.71¢**	**197**	6.84¢	185
Second interim dividend for prior year	**16.29¢**	**426**	14.21¢	390
Total paid in reporting year	**24.00¢**	**623**	21.05¢	575

* Calculated using the outstanding number of ordinary shares as at 31 December 2025.

Dividend per share

The 2025 first interim dividend of 7.71 cents per ordinary share was paid to eligible shareholders on 16 October 2025.

On 13 May 2026, Prudential will pay a second interim dividend of 18.89 cents per ordinary share for the year ended 31 December 2025. The second interim dividend will be paid to shareholders recorded on the UK register at 5.00pm (Greenwich Mean Time) and to shareholders recorded on the HK branch register at 4.30pm (Hong Kong Time) on 27 March 2026 (Record Date), and also to the holders of US American Depositary Receipts (ADRs) as at 27 March 2026. The second interim dividend will be paid on or about 20 May 2026 to shareholders with shares standing to the credit of their securities accounts with the Central Depository (Pte) Limited (CDP) at 5.00pm (Singapore Time) on the Record Date.

Shareholders holding shares on the UK or HK share registers will continue to receive their dividend payments in either GBP or HKD, respectively, unless they elect to receive dividend payments in USD or in the form of new fully paid ordinary shares (scrip dividend alternative). A scrip dividend alternative will again be offered which will involve the issuance of relevant new ordinary shares on the Hong Kong line only. The scrip dividend alternative is offered in addition to the Dividend Reinvestment Plan (DRIP), which continues to be available to shareholders on the UK register.

Elections regarding currency, scrip dividend or DRIP must be received by the relevant UK or HK share registrar on or before 21 April 2026. The corresponding amounts per share in GBP and HKD are expected to be announced on or about 28 April 2026. The USD to GBP and HKD conversion rates will be determined by the actual rates achieved by Prudential buying those currencies prior to the subsequent announcement.

Shareholders holding an interest in Prudential shares through the CDP in Singapore will continue to receive their dividend payments in SGD based on the prevailing market exchange rate, unless they elect to participate in the scrip dividend alternative for which elections must be made through the CDP by 14 April 2026.

Holders of ADRs will continue to receive their dividend payments in USD.

C Financial position

C1 Group assets and liabilities

C1.1 Group investments by business type

The analysis below is structured to show the investments of the Group's subsidiaries by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business.

Debt securities are analysed below according to the issuing government for sovereign debt and to credit ratings for the rest of the securities. The Group uses the middle of the Standard & Poor's, Moody's and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external rating agencies' ratings and, lastly, internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the 'below BBB- and unrated' category. The total securities (excluding sovereign debt) that were unrated at 31 December 2025 were $973 million (31 December 2024: $900 million). Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio.

In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets that fall outside this range are classified as below BBB-.

The following table classifies assets into those that primarily back the Group's participating funds that are measured under the variable fee approach, those backing unit-linked funds, other investments held within the insurance entities, Eastspring's investments and those that are unallocated to a segment (principally centrally held investments).

In terms of the investments held by the insurance businesses, those within funds with policyholder participation and those within unit-linked funds represent underlying items. The gains or losses on these investments will be offset by movements in policyholder liabilities and therefore adjusted operating profit reflects the actual investment return on these assets. The exception is for investments backing the shareholders' 10 per cent share of the estate within the Hong Kong with-profits fund. Changes in the value of these investments, including those driven by market movements, pass through the income statement with no liability offset. Consequently, adjusted operating profit recognises investment return on a longer-term basis for these assets.

In terms of other assets held within the insurance entities, these largely comprise assets backing IFRS shareholders' equity or are non-underlying items backing GMM liabilities and therefore the returns on these other investments are recognised in adjusted operating profit at a longer-term rate.

Notes to the consolidated financial statements continued

	31 Dec 2025 $m						
	Asia and Africa						
	Insurance						
	Funds with policyholder participation note (i)	Unit-linked funds	Other	Eastspring	Total	Unallocated to a segment	Group total
Debt securities							
Sovereign debt							
Indonesia	536	475	826	–	1,837	–	1,837
Singapore	2,339	774	1,210	–	4,323	–	4,323
Thailand	–	3	3,725	–	3,728	–	3,728
United States	16,538	55	281	–	16,874	–	16,874
Vietnam	2,625	16	137	–	2,778	–	2,778
Other (predominantly Asia)	4,737	663	2,060	–	7,460	–	7,460
Subtotal	26,775	1,986	8,239	–	37,000	–	37,000
Other government bonds							
AAA	1,508	137	112	–	1,757	–	1,757
AA+ to AA-	133	31	27	–	191	–	191
A+ to A-	830	77	367	–	1,274	–	1,274
BBB+ to BBB-	230	40	74	–	344	–	344
Below BBB- and unrated	317	44	40	–	401	–	401
Subtotal	3,018	329	620	–	3,967	–	3,967
Corporate bonds							
AAA	1,538	142	376	–	2,056	–	2,056
AA+ to AA-	6,263	643	947	–	7,853	–	7,853
A+ to A-	20,892	631	1,718	–	23,241	1	23,242
BBB+ to BBB-	13,149	822	1,565	–	15,536	1	15,537
Below BBB- and unrated	1,375	232	247	–	1,854	–	1,854
Subtotal	43,217	2,470	4,853	–	50,540	2	50,542
Asset-backed securities							
AAA	190	3	85	–	278	–	278
AA+ to AA-	10	–	3	–	13	–	13
A+ to A-	119	–	16	–	135	–	135
BBB+ to BBB-	22	–	2	–	24	–	24
Below BBB- and unrated	21	1	70	–	92	–	92
Subtotal	362	4	176	–	542	–	542
Total debt securities notes (ii)(iii)	73,372	4,789	13,888	–	92,049	2	92,051
Loans							
Mortgage loans	46	–	161	–	207	–	207
Other loans	344	–	–	–	344	–	344
Total loans	390	–	161	–	551	–	551
Equity securities and holdings in collective investment schemes							
Direct equities note (ii)	22,874	14,734	285	91	37,984	25	38,009
Collective investment schemes	39,196	11,053	1,286	14	51,549	–	51,549
Total equity securities and holdings in collective investment schemes	62,070	25,787	1,571	105	89,533	25	89,558
Derivative assets	326	20	267	–	613	8	621
Deposits	2,464	201	2,394	79	5,138	1,108	6,246
Total financial investments	138,622	30,797	18,281	184	187,884	1,143	189,027
Investment properties	–	–	3	–	3	–	3
Cash and cash equivalents	1,707	554	1,403	191	3,855	3,851	7,706
Total investments	140,329	31,351	19,687	375	191,742	4,994	196,736

	31 Dec 2024 $m						
	Asia and Africa						
	Insurance						
	Funds with policyholder participation note (i)	Unit-linked funds	Other	Eastspring	Total	Unallocated to a segment	Group total
Debt securities							
Sovereign debt							
Indonesia	453	573	642	–	1,668	–	1,668
Singapore	2,265	738	932	–	3,935	–	3,935
Thailand	3	3	2,580	–	2,586	–	2,586
United States	14,851	71	433	–	15,355	–	15,355
Vietnam	2,885	17	139	–	3,041	–	3,041
Other (predominantly Asia)	4,192	685	1,589	2	6,468	–	6,468
Subtotal	24,649	2,087	6,315	2	33,053	–	33,053
Other government bonds							
AAA	1,617	119	112	–	1,848	–	1,848
AA+ to AA-	124	16	23	–	163	–	163
A+ to A-	643	82	268	–	993	–	993
BBB+ to BBB-	189	45	80	–	314	–	314
Below BBB- and unrated	354	6	48	–	408	–	408
Subtotal	2,927	268	531	–	3,726	–	3,726
Corporate bonds							
AAA	1,400	158	280	–	1,838	–	1,838
AA+ to AA-	3,567	486	851	–	4,904	–	4,904
A+ to A-	13,451	491	1,629	–	15,571	1	15,572
BBB+ to BBB-	9,753	661	1,784	–	12,198	1	12,199
Below BBB- and unrated	1,477	477	342	–	2,296	–	2,296
Subtotal	29,648	2,273	4,886	–	36,807	2	36,809
Asset-backed securities							
AAA	129	3	34	–	166	–	166
AA+ to AA-	4	–	1	–	5	–	5
A+ to A-	28	–	3	–	31	–	31
BBB+ to BBB-	2	–	1	–	3	–	3
Below BBB- and unrated	2	1	8	–	11	–	11
Subtotal	165	4	47	–	216	–	216
Total debt securities notes (ii)(iii)	57,389	4,632	11,779	2	73,802	2	73,804
Loans							
Mortgage loans	51	–	102	–	153	–	153
Other loans	364	–	–	–	364	–	364
Total loans	415	–	102	–	517	–	517
Equity securities and holdings in collective investment schemes							
Direct equities note (ii)	19,487	13,465	254	95	33,301	–	33,301
Collective investment schemes	37,652	8,338	1,698	13	47,701	–	47,701
Total equity securities and holdings in collective investment schemes	57,139	21,803	1,952	108	81,002	–	81,002
Derivative assets	119	6	129	–	254	141	395
Deposits	2,121	254	1,989	93	4,457	1,009	5,466
Total financial investments	117,183	26,695	15,951	203	160,032	1,152	161,184
Investment properties	–	–	3	–	3	–	3
Cash and cash equivalents	1,396	564	1,225	142	3,327	2,445	5,772
Total investments	118,579	27,259	17,179	345	163,362	3,597	166,959

Notes

(i) Funds with policyholder participation represent investments held to support insurance products where policyholders participate in the returns of a specified pool of investments (excluding unit-linked policies) that are measured using the variable fee approach.

(ii) Of the Group's debt securities and direct equities, the following amounts were held by the consolidated investment funds:

	31 Dec 2025 $m	31 Dec 2024 $m
Debt securities held by consolidated investment funds	**12,341**	10,409
Direct equities held by consolidated investment funds*	**6,605**	5,851

* As of 31 December 2025, the $25 million of direct equities unallocated to a segment is entirely held by a consolidated investment fund.

(iii) The credit ratings, are created using a methodology developed by Prudential using ratings from various credit ratings agencies (Composite Ratings), S&P Global Ratings (S&P), Moody's and Fitch Solutions and their respective affiliates and suppliers. The ratings displayed are not credit opinions nor are they a rating issued by a rating agency, including S&P. To the extent that a credit rating is calculated using an S&P rating, such rating was used under a license from S&P and S&P reserves all rights with respect to such rating.

C1.2 Other assets and liabilities

(a) Accrued investment income and other debtors

	31 Dec 2025 $m	31 Dec 2024 $m
Total accrued investment income, primarily interest receivable	**1,071**	902
Other debtors	**817**	1,310
Total accrued investment income and other debtors	**1,888**	2,212
Analysed as:		
Expected to be settled within one year	**1,831**	2,162
Expected to be settled beyond one year	**57**	50
Total accrued investment income and other debtors	**1,888**	2,212

(b) Accruals, deferred income and other creditors

Accruals, deferred income and other creditors are analysed as follows (detailed maturity analysis is provided in note C2.3):

	31 Dec 2025 $m	31 Dec 2024 $m
Accruals and deferred income	**329**	238
Interest payable	**37**	35
Other creditors	**2,365**	2,575
Total accruals, deferred income and other creditors	**2,731**	2,848

C1.3 Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition and are analysed as follows:

	31 Dec 2025 $m	31 Dec 2024 $m
Cash	**2,164**	1,923
Cash equivalents	**5,542**	3,849
Total cash and cash equivalents	**7,706**	5,772
Analysed as:		
Held by the Group's holding and non-regulated entities and available for general use	**3,851**	2,445
Other funds not available for general use by the Group, including funds held for the benefit of policyholders	**3,855**	3,327
Total cash and cash equivalents	**7,706**	5,772

The Group's cash and cash equivalents are held in the following currencies as at 31 December 2025: USD 62 per cent, MYR 8 per cent, HKD 7 per cent, SGD 5 per cent, GBP 3 per cent, and other currencies 15 per cent (31 December 2024: USD 54 per cent, MYR 11 per cent, HKD 6 per cent, GBP 5 per cent, SGD 4 per cent and other currencies 20 per cent).

C1.4 Provisions

An analysis of movement in total provisions held is shown below:

	2025 $m	2024 $m
Balance at 1 Jan	**218**	224
Charge (credit) to income statement:		
Additional provisions	**218**	136
Unused amounts released	**(6)**	(4)
Utilisation during the year	**(170)**	(133)
Exchange differences	**8**	(5)
Balance at 31 Dec	**268**	218

Of the $268 million of provisions at 31 December 2025 (31 December 2024: $218 million), which excludes any amounts attributable to insurance contracts, the Group held $225 million (31 December 2024: $199 million) provisions for staff benefits, which are generally expected to be paid out within the next three years.

C2 Measurement of financial assets and liabilities

The Group uses the trade date method to account for regular purchases and sales of financial assets. The Group holds financial assets in accordance with IFRS 9, whereby, subject to specific criteria, financial instruments are required to be accounted for under one of the following categories based on the way in which the assets are managed in order to generate cash flows and their contractual cash flow characteristics (whether the cash flows represent 'solely payments of principal and interest'):

- *Financial instruments at FVTPL: this comprises primarily instruments that are managed and the performance evaluated on a fair value basis, including liabilities related to net assets attributable to unit holders of consolidated investment funds and policyholder liabilities for investment contracts without DPF. In addition, this includes derivatives. All investments within this category are measured at fair value with all changes thereon being recognised in investment return in the income statement. An option is also available at initial recognition to irrevocably designate a financial instrument as at FVTPL if doing so eliminates or significantly reduces accounting mismatches. The vast majority of the financial investments of the Group are held at FVTPL.*
- *Financial instruments at amortised cost: these instruments comprise non-quoted investments that have fixed or determinable payments, including loans collateralised by mortgages, deposits and other receivables. These investments are initially recognised at fair value plus transaction costs. Subsequently, these instruments are carried at amortised cost using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset. When assets held at amortised cost are subject to impairment testing based on the expected credit loss approach, estimated future cash flows are compared to the carrying value of the asset. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred. If, in subsequent periods, an impaired loan or receivable recovers in value (in part or in full) and this recovery can be objectively related to an event occurring after the impairment, then any amount determined to have been recovered is reversed through the income statement.*

C2.1 Determination of fair value

The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of quoted market prices for exchange-quoted investments or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques. Climate change does not directly impact fair values particularly where these are built on observable inputs (ie level 1 and level 2), which represent the majority of the Group's financial instruments as discussed below.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Valuation approach for level 2 fair valued assets and liabilities

A significant proportion of the Group's level 2 assets are private holdings, structured securities and other national and non-national government debt securities that are valued using observable inputs. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustments are made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Valuation approach for level 3 fair valued assets and liabilities

Investments valued using valuation techniques include financial investments which, by their nature, do not have an externally quoted price based on regular trades and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. Level 3 assets of the Group consist primarily of property, infrastructure, private credit and private equity funds held by the participating funds and are externally valued using the net asset value of the invested entities.

The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by business unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes and resolution of significant or complex valuation issues. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

Notes to the consolidated financial statements continued

C2.2 Fair value measurement hierarchy

(a) Assets and liabilities at fair value

All of the Group's financial instruments held at fair value are classified as fair value through profit or loss (FVTPL) at 31 December 2025 and measured on a recurring basis.

The table below shows the assets and liabilities carried at fair value on a recurring basis analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

Financial instruments at fair value

	31 Dec 2025 $m			
	Level 1	Level 2	Level 3	
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs note (iii)	Total
Loans note (iv)	–	344	–	344
Equity securities and holdings in collective investment schemes	78,744	5,537	5,277	89,558
Debt securities note (i)	70,327	21,622	102	92,051
Derivative assets	171	450	–	621
Derivative liabilities	(440)	(1,142)	–	(1,582)
Total financial investments, net of derivative liabilities	148,802	26,811	5,379	180,992
Investment contract liabilities without DPF note (ii)	–	(715)	–	(715)
Net asset value attributable to unit holders of consolidated investment funds	(2,263)	–	–	(2,263)
Total financial instruments at fair value	146,539	26,096	5,379	178,014
Percentage of total (%)	82 %	15 %	3 %	100 %

	31 Dec 2024 $m			
	Level 1	Level 2	Level 3	
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs note (iii)	Total
Loans note (iv)	–	364	–	364
Equity securities and holdings in collective investment schemes	72,574	5,311	3,117	81,002
Debt securities note (i)	56,147	17,620	37	73,804
Derivative assets	17	378	–	395
Derivative liabilities	(493)	(1,124)	–	(1,617)
Total financial investments, net of derivative liabilities	128,245	22,549	3,154	153,948
Investment contract liabilities without DPF note (ii)	–	(748)	–	(748)
Net asset value attributable to unit holders of consolidated investment funds	(2,679)	–	–	(2,679)
Total financial instruments at fair value	125,566	21,801	3,154	150,521
Percentage of total (%)	83%	15%	2%	100%

Notes

(i) Of the total level 2 debt securities of $21,622 million at 31 December 2025 (31 December 2024: $17,620 million), $7 million (31 December 2024: $12 million) are valued internally. Internal valuations are inherently more subjective than external valuations.

(ii) Investment contract liabilities without DPF are not quoted in an active market and do not have readily available published prices. Their fair values are determined using valuation techniques with all significant inputs used in the valuation being observable. Therefore, these investment contract liabilities are classified in level 2.

(iii) At 31 December 2025, the Group held $5,379 million (31 December 2024: $3,154 million) of net financial instruments at fair value within level 3. This represents 3 per cent (31 December 2024: 2 per cent) of the total fair valued financial assets, net of financial liabilities and comprises the following:
- Equity securities and holdings in collective investment schemes of $5,277 million (31 December 2024: $3,117 million) consisting primarily of property, infrastructure, private credit and private equity funds, which are externally valued using the net asset value of the invested funds; and
- Debt securities of $102 million (31 December 2024: $37 million).

Of the net financial instruments of $5,379 million (31 December 2024: $3,154 million) referred to above:
- A net asset of $5,266 million (31 December 2024: $3,088 million) is held by the Group's participating and unit-linked funds and therefore shareholders' profit and equity are not immediately impacted by movements in the valuation of these financial instruments; and
- The remaining level 3 investments comprise a net asset of $113 million (31 December 2024: $66 million), which are primarily externally valued. If the value of all these level 3 financial instruments decreased by 10 per cent, the change in valuation would be $(11) million (31 December 2024: $(7) million), which would reduce shareholders' equity by this amount before tax.

(iv) Of the Group's financial assets and financial liabilities at 31 December 2025, only loans contain more than one asset classification. The loans carried at amortised cost and their fair value are provided in note (c) below.

Transfers into and transfers out of levels

The Group's policy is to recognise transfers into and out of levels as of the end of each reporting period except for material transfers that are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.

During 2025, the transfers between levels within the portfolios were primarily transfers from level 1 to level 2 of $1,497 million (2024: $940 million) and transfers from level 2 to level 1 of $1,416 million (2024: $2,007 million). These transfers primarily reflect the change in the observed valuation inputs of equity securities and debt securities and, in certain cases, the change in the level of trading activities of the securities. There were no transfers into level 3 and a small transfer from Level 3 into level 1 as shown in the table below.

Reconciliation of movements in level 3 assets and liabilities measured at fair value

The following table reconciles the value of level 3 fair valued assets and liabilities at the beginning of the year to that presented at the end of the year.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at FVTPL and foreign exchange movements on an individual entity's overseas investments. Total gains and losses recorded in other comprehensive income comprises the translation of investments into the Group's presentation currency of USD.

	31 Dec 2025 $m		
	Equity securities and holdings in collective investment schemes	**Debt securities**	**Group total**
Balance at 1 Jan	**3,117**	**37**	**3,154**
Total gain in income statement note	**118**	**2**	**120**
Exchange differences recorded in other comprehensive income	**47**	**4**	**51**
Purchases and other additions	**2,376**	**60**	**2,436**
Sales, maturities and capital distribution	**(367)**	**(1)**	**(368)**
Transfers out of Level 3	**(14)**	**–**	**(14)**
Balance at 31 Dec	**5,277**	**102**	**5,379**

	31 Dec 2024 $m		
	Equity securities and holdings in collective investment schemes	Debt securities	Group total
Balance at 1 Jan	2,864	40	2,904
Total gain in income statement note	219	3	222
Exchange differences recorded in other comprehensive income	(31)	(1)	(32)
Purchases and other additions	462	2	464
Sales, maturities and capital distribution	(397)	(7)	(404)
Balance at 31 Dec	3,117	37	3,154

Note

Of the total net gain in the income statement of $120 million at 2025 (2024: $222 million), $121 million (2024: $(143) million) relates to unrealised gains (losses) on financial instruments still held at the end of the year, which can be analysed as follows:

	2025 $m	2024 $m
Equity securities and holdings in collective investment schemes	**119**	(146)
Debt securities	**2**	3
Net unrealised gains (losses) on financial instruments still held at the end of the year	**121**	(143)

Notes to the consolidated financial statements continued

(b) Assets and liabilities carried at amortised cost and their fair value

The table below shows the financial assets and liabilities carried at amortised cost on the statement of financial position and their fair value. Deposits, cash and cash equivalents, accrued investment income, other debtors, accruals, deferred income and other creditors are excluded from the analysis below, as these are carried at amortised cost which approximates fair value.

	31 Dec 2025 $m		31 Dec 2024 $m	
	Carrying value	**Fair value**	Carrying value	Fair value
Financial assets				
Loans note (i)	**207**	**260**	153	163
Financial liabilities				
Core structural borrowings of shareholder-financed businesses note (ii)	**(4,459)**	**(4,402)**	(3,925)	(3,694)
Operational borrowings (excluding lease liabilities) note (i)	**(521)**	**(521)**	(540)	(540)
Obligations under funding, securities lending and sale and repurchase agreements note (i)	**(745)**	**(745)**	(272)	(272)
Net financial liabilities at amortised cost note (iii)	**(5,518)**	**(5,408)**	(4,584)	(4,343)

Notes
(i) The fair value of loans, operational borrowings (excluding lease liabilities) and obligations under funding, securities lending and sale and repurchase agreements has been estimated from the discounted cash flows expected to be received or paid.
(ii) The fair value of the subordinated and senior debt issued by the Group is determined using quoted prices from independent third parties.
(iii) All financial assets and liabilities in the table above have been classified within level 2 at 31 December 2025 and 2024, reflecting the observability of the inputs used to derive their fair value.

C2.3 Additional information on financial instruments

(a) Financial assets and liabilities by IFRS 9 category

The following table presents measurement categories under IFRS 9 for each class of the Group's financial assets and financial liabilities as shown on the Consolidated statement of financial position as at 31 December 2025 and 2024.

Financial instruments	Classification under IFRS 9
Financial assets	
Loans	Amortised cost (31 Dec 2025: $207 million; 31 Dec 2024: $153 million)
	Mandatorily at FVTPL (31 Dec 2025: $344 million; 31 Dec 2024: $364 million)
Equity securities and portfolio holdings in collective investment schemes	Mandatorily at FVTPL
Debt securities	Mandatorily at FVTPL
Derivative assets	Mandatorily at FVTPL
Accrued investment income	Amortised cost
Deposits	Amortised cost
Cash and cash equivalents	Amortised cost
Other debtors	Amortised cost
Financial liabilities	
Investment contract liabilities without DPF	Mandatorily at FVTPL
Derivative liabilities	Mandatorily at FVTPL
Core structural borrowings of shareholder-financed businesses	Amortised cost
Operational borrowings	Amortised cost
Obligations under funding, securities lending and sale and repurchase agreements	Amortised cost
Net asset value attributable to unit holders of consolidated investment funds note	Designated at FVTPL
Other liabilities	Amortised cost

Note
Net asset value attributable to unit holders of consolidated investment funds represents the interests of investors other than the Group in the investment funds that the Group is deemed to control and therefore treated as a subsidiary and consolidated in the Group financial statements. The Group has designated Net asset value attributable to unit holders of consolidated investment funds as financial liabilities measured at FVTPL to eliminate any accounting mismatch with the underlying investments of those consolidated investment funds, which are measured at FVTPL.

(b) Financial risk

Liquidity analysis

The vast majority of the Group's financial assets are held to back the Group's policyholder liabilities. Although asset/liability matching is an important component of managing policyholder liabilities (both those classified as insurance and those classified as investments), this profile is mainly relevant for managing market risk rather than liquidity risk. Within each business unit, this asset/liability matching is performed on a portfolio-by-portfolio basis. In terms of liquidity risk, a large proportion of the policyholder liabilities contain discretionary surrender values or surrender charges, meaning that many of the Group's liabilities are expected to be held for the long term. Much of the Group's investment portfolios are in marketable securities, which can therefore be converted quickly to liquid assets. For the reasons provided above, an analysis of the Group's assets by contractual maturity is not considered meaningful to evaluate the nature and extent of the Group's liquidity risk.

Contractual maturities of financial liabilities on an undiscounted cash flow basis

The following table sets out the contractual maturities for applicable classes of financial liabilities, excluding derivative liabilities that are separately presented. The financial liabilities are included in the column relating to the contractual maturities of the undiscounted cash flows (including contractual interest payments on debt with a stated maturity) based on the earliest period in which the Group can be required to pay assuming conditions are consistent with those of year end. For investment contracts without DPF, the maturity profile is based on undiscounted cash flow projections of expected benefit payments relative to the carrying value.

	31 Dec 2025 $m									
		Contractual maturity profile for financial liabilities								
	Total carrying value	1 year or less	1-2 years	2-5 years	5-10 years	10-15 years	15-20 years	Over 20 years	No stated maturity	Total undiscounted cash flows
Investment contracts without DPF note	**715**	**12**	**19**	**96**	**84**	**18**	**7**	**4**	**480**	**720**
Core structural borrowings of shareholder-financed businesses	**4,459**	**147**	**148**	**724**	**3,610**	**–**	**–**	**–**	**750**	**5,379**
Lease liabilities under IFRS 16	**310**	**96**	**73**	**111**	**97**	**5**	**–**	**–**	**–**	**382**
Other operational borrowings	**521**	**521**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**521**
Obligations under funding, securities lending and sale and repurchase agreements	**745**	**745**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**745**
Accruals, deferred income and other liabilities	**2,731**	**2,466**	**–**	**–**	**–**	**–**	**–**	**–**	**288**	**2,754**
Net asset value attributable to unit holders of consolidated investment funds	**2,263**	**2,263**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**2,263**
Total non-derivative financial liabilities	**11,744**	**6,250**	**240**	**931**	**3,791**	**23**	**7**	**4**	**1,518**	**12,764**

	31 Dec 2024 $m									
		Contractual maturity profile for financial liabilities								
	Total carrying value	1 year or less	1-2 years	2-5 years	5-10 years	10-15 years	15-20 years	Over 20 years	No stated maturity	Total undiscounted cash flows
Investment contracts without DPF note	748	186	9	69	114	19	7	4	360	768
Core structural borrowings of shareholder-financed businesses	3,925	125	125	678	3,111	–	–	–	750	4,789
Lease liabilities under IFRS 16	257	84	71	111	18	–	–	–	–	284
Other operational borrowings	540	540	–	–	–	–	–	–	–	540
Obligations under funding, securities lending and sale and repurchase agreements	272	272	–	–	–	–	–	–	–	272
Accruals, deferred income and other liabilities	2,848	2,641	–	–	–	–	–	–	265	2,906
Net asset value attributable to unit holders of consolidated investment funds	2,679	2,679	–	–	–	–	–	–	–	2,679
Total non-derivative financial liabilities	11,269	6,527	205	858	3,243	19	7	4	1,375	12,238

Note

The undiscounted cash flows of investment contracts without DPF included under the 'No stated maturity' category in the maturity profile shown above are mostly repayable on demand due to most of these investment contracts having options to surrender early, though often subject to surrender or other charges, therefore, these options are unlikely to be exercised in practice.

Notes to the consolidated financial statements continued

Maturity analysis of derivatives

The following table shows the carrying value of the gross and net derivative positions.

	Carrying value of net derivatives $m		
	Derivative assets	Derivative liabilities	Net derivative position
31 Dec 2025	**621**	**(1,582)**	**(961)**
31 Dec 2024	395	(1,617)	(1,222)

All net derivatives are carried at fair value and are considered to be due within one year or less, representing the basis on which they are managed (ie to manage principally asset or liability value exposures). The Group has no cash flow hedges and, in general, contractual maturities are not considered essential for an understanding of the timing of the cash flows for these instruments.

Credit risk

The Group's maximum exposure to credit risk of financial instruments before any allowance for collateral or allocation of losses to policyholders is represented by the carrying value of financial instruments on the balance sheet that have exposures to credit risk comprising cash and cash equivalents, deposits, debt securities, loans and derivative assets, accrued investment income and other debtors. Further details of collateral in place in relation to derivatives, securities lending, repurchase and reverse repurchase agreements and other transactions are provided in note (c) below. The Group's exposure to credit risk is further discussed in the Risk review report.

The majority of the Group's financial instruments are carried at FVTPL. The total value of assets held at amortised cost is $16,047 million (31 December 2024: $13,603 million), comprising primarily cash and cash equivalents, deposits and accrued investment income where the credit risk is considered to be low by nature. There are no material expected credit losses recognised on these assets. At 31 December 2025, there are immaterial amounts that are past their due date totalling $5 million (31 December 2024: $4 million).

In addition, the Group did not take possession of any other collateral held as security in both years.

Foreign exchange risk

The Group is exposed to exchange gains and losses on financial assets and liabilities held by the Group's business units in a currency other than the functional currency of the relevant business units or the currency to which the functional currency is pegged (eg financial assets and liabilities of USD-denominated business in Hong Kong). The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts and currency swaps as described in note (c) below.

The exchange gains (losses) on financial instruments, recognised in the income statement in 2025, except for those arising on financial instruments measured at FVTPL, is $(22) million (2024: $(28) million).

(c) Derivatives and hedging

Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures to facilitate efficient portfolio management and for investment purposes.

The Group does not regularly seek to apply fair value or cash flow hedging treatment under IFRS 9. The Group has no fair value or cash flow hedges under IFRS 9 at 31 December 2025 and 2024, respectively. All derivatives that are not designated as hedging instruments are carried at fair value, with movements in fair value being recorded in the income statement. In 2025, the Group designated the SGD-denominated core structural borrowing as net investment hedge of the currency risk related to the Group's investment in the Singapore business and the carrying value is shown in note C5.1. During the year ended 31 December 2025, a loss of $(1) million on the translation of this borrowing was recognised in other comprehensive income to offset an equal movement on translation of the hedged portion of the net investments in the Singapore business operations. This net investment hedge was 100 per cent effective. The total accumulated balance in relation to this net investment hedge recognised in the translation reserve within equity as at 31 December 2025 was a charge of $(1) million.

Derivatives held and their purpose

The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, forwards, options, and swaps.

All over-the-counter derivative transactions are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements. Collateral agreements are generally in place between the individual entities and relevant counterparties under these market master agreements. The collateral management for these transactions is conducted under the usual and customary terms and conditions set out in the Credit Support Annex to the ISDA master agreement where applicable.

Derivatives are used for efficient portfolio management to obtain cost effective management of exposure to various markets in accordance with the Group's investment strategies and to manage exposure to interest rate, currency, credit and other business risks. The Group also uses interest rate derivatives to reduce exposure to interest rate volatility.

(d) Derecognition, collateral and offsetting

Derecognition of financial assets and liabilities

The Group's policy is to derecognise financial assets when it is deemed that substantially all the risks and rewards of ownership have been transferred.

The Group derecognises financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.

Reverse repurchase agreements

The Group is party to various reverse repurchase agreements under which securities are purchased from third parties with an obligation to resell the securities. The securities are not recognised as investments in the statement of financial position but the right to receive the cash paid is recognised as deposits.

At 31 December 2025, the fair value of the collateral held in respect of reverse repurchase agreements, represented by the purchased securities, was $1,579 million (31 December 2024: $2,871 million).

Securities lending and repurchase agreements

The Group is also party to various securities lending agreements (including repurchase agreements) under which securities are loaned to third parties on a short-term basis. The loaned securities are not derecognised; rather, they continue to be recognised within the appropriate investment classification. To the extent cash collateral is received it is recognised on the statement of financial position with the obligation to repay the cash paid recognised as a liability. Other collateral is not recognised.

At 31 December 2025, the Group had $1,798 million (31 December 2024: $1,565 million) of lent securities and assets subject to repurchase agreements. The cash and securities collateral held or pledged under such agreements were $1,928 million (31 December 2024: $1,686 million).

Collateral and pledges under derivative transactions

At 31 December 2025, the Group had pledged $1,271 million (31 December 2024: $1,527 million) for liabilities and held collateral of $316 million (31 December 2024: $280 million) for assets in respect of derivative transactions. These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.

The Group has entered into collateral arrangements in relation to derivative transactions, which permit sale or re-pledging of underlying collateral. The Group has not sold any non-cash collateral held or re-pledged any non-cash collateral.

Offsetting assets and liabilities

The Group's derivative instruments, repurchase agreements and securities lending agreements are subject to master netting arrangements and collateral arrangements. A master netting arrangement with a counterparty creates a right of offset for amounts due to and due from that same counterparty that is enforceable in the event of a default or bankruptcy. The Group recognises amounts subject to master netting arrangements on a gross basis within the consolidated balance sheets.

The following tables present the gross and net information about the Group's financial instruments subject to master netting arrangements:

	31 Dec 2025 $m				
		Related amounts not offset in the balance sheet			
	Gross amount included in the balance sheet	Financial instruments	Cash collateral	Securities collateral	Net amount included in the balance sheet
	note (i)	note (ii)		note (iii)	note (iv)
Derivative assets	**611**	**(270)**	**(298)**	**–**	**43**
Reverse repurchase agreements	**1,579**	**–**	**–**	**(1,579)**	**–**
Total financial assets	**2,190**	**(270)**	**(298)**	**(1,579)**	**43**
Derivative liabilities	**(1,566)**	**270**	**559**	**681**	**(56)**
Securities lending and repurchase agreements	**(745)**	**–**	**40**	**704**	**(1)**
Total financial liabilities	**(2,311)**	**270**	**599**	**1,385**	**(57)**

	31 Dec 2024 $m				
		Related amounts not offset in the balance sheet			
	Gross amount included in the balance sheet	Financial instruments	Cash collateral	Securities collateral	Net amount included in the balance sheet
	note (i)	note (ii)		note (iii)	note (iv)
Derivative assets	376	(106)	(267)	–	3
Reverse repurchase agreements	2,868	–	–	(2,868)	–
Total financial assets	3,244	(106)	(267)	(2,868)	3
Derivative liabilities	(1,597)	106	512	927	(52)
Securities lending and repurchase agreements	(272)	–	43	228	(1)
Total financial liabilities	(1,869)	106	555	1,155	(53)

Notes

(i) The Group has not offset any of the amounts included in the balance sheet.

(ii) Represents the amount that could be offset under master netting or similar arrangements where the Group does not satisfy the full criteria to offset in the balance sheet.

(iii) Excludes initial margin amounts for exchange-traded derivatives.

(iv) In the tables above, the amounts of assets or liabilities included in the balance sheet would be offset first by financial instruments that have the right of offset under master netting or similar arrangements with any remaining amount reduced by the amount of cash and securities collateral. The actual amount of collateral may be greater than amounts presented in the tables.

C3 Insurance and reinsurance contracts

Portfolios of insurance contracts that are assets and those that are liabilities, and portfolios of reinsurance contracts that are assets and those that are liabilities, are presented separately in the statement of financial position. Any assets or liabilities recognised for cash flows arising before the recognition of the related group of contracts (including any assets for insurance acquisition cash flows) are included in the carrying amount of the related portfolios of contracts.

The amounts recorded in the balance sheet as insurance and reinsurance contract asset and liabilities are set out in the table below (on the left-hand side), broken out into their component parts. Additionally, presented on the right-hand side are the same amounts but including the Group's share of the relevant amounts of its joint venture and associates, which are equity accounted for on the statement of financial position and hence all assets and liabilities of those businesses are included in a separate line.

Management believes that the movement in the CSM is a key driver for understanding changes in profitability from period to period and as the Group's share of the results of the joint ventures and associates are included in the Group's adjusted operating and total profit, it is relevant to understand the movement in insurance assets and liabilities including those entities too.

Therefore, note C3 comprises:

- Note C3.1, which sets out the components of assets and liabilities as described above. It also provides adjusted total comprehensive equity, which includes the CSM net of tax and other adjustments, that management believes is a better measure of value than IFRS shareholders' equity alone as it includes the Group's future expected profits, based on assumptions at 31 December, on policies that are in-force at the balance sheet date.
- Note C3.2, which contains the required IFRS 17 disclosures on how certain insurance and reinsurance contract balances have moved during the year, including an analysis of the movement of CSM by transition type. These exclude balances of joint ventures and associate.
- Note C3.3 includes the disclosures in C3.2 which management believes would be helpful to show on a basis that includes the Group's share of joint ventures and associates, together with a further breakdown of the movement in insurance and reinsurance contract balances by segment. The difference in most cases between the notes in C3.2 and C3.3 is solely the addition of the amounts of joint ventures and associate and so no explicit reconciliation has been provided to bridge between the two.

C3.1 Group overview

(a) Analysis of Group insurance and reinsurance contract assets and liabilities

The table below provides an analysis of the portfolio of insurance and reinsurance (RI) contract assets and liabilities held on the Group's statement of financial position.

	Excluding JVs and associates $m						Including JVs and associates $m note (i)					
	(Assets)		Liabilities		Net liabilities (assets)		(Assets)		Liabilities		Net liabilities (assets)	
	Insurance	RI	Insurance	RI	Insurance note (ii)	RI	Insurance	RI	Insurance	RI	Insurance note (ii)	RI
As at 31 Dec 2025												
Best estimate liabilities (BEL)	**(5,326)**	**(2,575)**	**152,016**	**562**	**146,690**	**(2,013)**	**(5,610)**	**(2,817)**	**174,675**	**618**	**169,065**	**(2,199)**
Risk adjustment for non-financial risk (RA)	**894**	**(171)**	**1,906**	**(38)**	**2,800**	**(209)**	**909**	**(237)**	**2,223**	**(42)**	**3,132**	**(279)**
Contractual service margin (CSM)	**2,664**	**(660)**	**20,576**	**116**	**23,240**	**(544)**	**2,834**	**(510)**	**22,584**	**97**	**25,418**	**(413)**
Insurance contract balances notes C3.2 C3.3	**(1,768)**	**(3,406)**	**174,498**	**640**	**172,730**	**(2,766)**	**(1,867)**	**(3,564)**	**199,482**	**673**	**197,615**	**(2,891)**
Assets for insurance acquisition cash flows	**(48)**	**–**	**–**	**–**	**(48)**	**–**	**(48)**	**–**	**–**	**–**	**(48)**	**–**
Insurance and reinsurance contract liabilities (assets)	**(1,816)**	**(3,406)**	**174,498**	**640**	**172,682**	**(2,766)**	**(1,915)**	**(3,564)**	**199,482**	**673**	**197,567**	**(2,891)**
As at 31 Dec 2024												
Best estimate liabilities (BEL)	(4,566)	(2,624)	127,942	423	123,376	(2,201)	(4,799)	(2,783)	148,867	461	144,068	(2,322)
Risk adjustment for non-financial risk (RA)	791	(99)	1,655	(44)	2,446	(143)	803	(128)	1,940	(47)	2,743	(175)
Contractual service margin (CSM)	2,462	(667)	17,968	157	20,430	(510)	2,599	(645)	19,862	144	22,461	(501)
Insurance contract balances notes C3.2 C3.3	(1,313)	(3,390)	147,565	536	146,252	(2,854)	(1,397)	(3,556)	170,669	558	169,272	(2,998)
Assets for insurance acquisition cash flows	(32)	–	1	–	(31)	–	(32)	–	1	–	(31)	–
Insurance and reinsurance contract liabilities (assets)	(1,345)	(3,390)	147,566	536	146,221	(2,854)	(1,429)	(3,556)	170,670	558	169,241	(2,998)

Notes

(i) The Group's investments in joint ventures and associates are accounted for using the equity method. The Group's share of insurance and reinsurance contract liabilities and assets as shown above relate to the life business of Mainland China, India and Takaful business in Malaysia.

(ii) At 31 December 2025 and 2024, the Group's exposure to credit risk arising from insurance contracts issued is not material to the Group as premiums receivable from an individual party (policyholders and intermediaries) is not material to the Group.

Adjusted total comprehensive equity

	Excluding JVs and associates $m	Group's share related to JVs and associates $m	Including JVs and associates $m
As at 31 Dec 2025			
Shareholders' equity	**17,354**	**2,763**	**20,117**
CSM, net of reinsurance	**22,696**	**2,309**	**25,005**
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders	**871**	**–**	**871**
Remove: CSM, net of reinsurance, attributable to non-controlling interests	**(1,072)**	**–**	**(1,072)**
Shareholders' CSM, net of reinsurance	**22,495**	**2,309**	**24,804**
Less: Related tax adjustments	**(2,316)**	**(537)**	**(2,853)**
Adjusted total comprehensive equity	**37,533**	**4,535**	**42,068**
As at 31 Dec 2024			
Shareholders' equity	15,080	2,412	17,492
CSM, net of reinsurance	19,920	2,040	21,960
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders	789	–	789
Remove: CSM, net of reinsurance, attributable to non-controlling interests	(977)	–	(977)
Shareholders' CSM, net of reinsurance	19,732	2,040	21,772
Less: Related tax adjustments	(2,134)	(470)	(2,604)
Adjusted total comprehensive equity	32,678	3,982	36,660

Notes to the consolidated financial statements continued

C3.2 Analysis of movements in insurance and reinsurance contract balances (excluding JVs and associates)

(a) Analysis of movements in insurance and reinsurance contract balances by measurement component

An analysis of movements in insurance and reinsurance contract balances by measurement component and excluding the Group's share of insurance and reinsurance contract liabilities and assets relate to the life JVs and associates is set out below:

	Excluding JVs and associates							
	2025 $m							
	Insurance				Reinsurance			
	BEL	RA	CSM note (b)	Total	BEL	RA	CSM note (b)	Total
Opening assets	(4,566)	791	2,462	(1,313)	(2,624)	(99)	(667)	(3,390)
Opening liabilities	127,942	1,655	17,968	147,565	423	(44)	157	536
Net liabilities (assets) at 1 Jan	**123,376**	**2,446**	**20,430**	**146,252**	**(2,201)**	**(143)**	**(510)**	**(2,854)**
Changes that relate to future service								
Changes in estimates that adjust the CSM	(2,038)	83	1,955	–	89	(42)	(47)	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	7	4	–	11	(11)	–	–	(11)
New contracts in the year	(2,770)	309	2,473	12	85	(16)	(71)	(2)
	(4,801)	396	4,428	23	163	(58)	(118)	(13)
Changes that relate to current service								
Release of CSM to profit or loss	–	–	(2,438)	(2,438)	–	–	102	102
Release of risk adjustment to profit or loss	–	(272)	–	(272)	–	19	–	19
Experience adjustments	(145)	–	–	(145)	140	–	–	140
	(145)	(272)	(2,438)	(2,855)	140	19	102	261
Changes that relate to past service								
Adjustments to assets and liabilities for incurred claims	(4)	–	–	(4)	(35)	(1)	–	(36)
Insurance service result	(4,950)	124	1,990	(2,836)	268	(40)	(16)	212
Net finance (income) expense								
Accretion of interest on GMM contracts note (i)	(4)	45	296	337	(114)	(7)	(30)	(151)
Other net finance (income) expense	14,215	99	(39)	14,275	331	(17)	(4)	310
	14,211	144	257	14,612	217	(24)	(34)	159
Total amount recognised in income statement	9,261	268	2,247	11,776	485	(64)	(50)	371
Effect of movements in exchange rates	3,287	86	563	3,936	(59)	(2)	16	(45)
Total amount recognised in comprehensive income	12,548	354	2,810	15,712	426	(66)	(34)	326
Cash flows								
Premiums received net of ceding commissions paid	28,059	–	–	28,059	(1,403)	–	–	(1,403)
Insurance acquisition cash flows	(5,004)	–	–	(5,004)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(12,167)	–	–	(12,167)	1,165	–	–	1,165
Total cash flows	10,888	–	–	10,888	(238)	–	–	(238)
Other changes note (iii)	(122)	–	–	(122)	–	–	–	–
Closing assets	(5,326)	894	2,664	(1,768)	(2,575)	(171)	(660)	(3,406)
Closing liabilities	152,016	1,906	20,576	174,498	562	(38)	116	640
Net liabilities (assets) at 31 Dec	**146,690**	**2,800**	**23,240**	**172,730**	**(2,013)**	**(209)**	**(544)**	**(2,766)**

	Excluding JVs and associates							
	2024 $m							
	Insurance				Reinsurance			
	BEL	RA	CSM note (b)	Total	BEL	RA	CSM note (b)	Total
Opening assets	(3,952)	631	2,173	(1,148)	(1,175)	84	(1,335)	(2,426)
Opening liabilities	120,115	1,713	18,011	139,839	1,182	(21)	(10)	1,151
Net liabilities (assets) at 1 Jan	116,163	2,344	20,184	138,691	7	63	(1,345)	(1,275)
Changes that relate to future service								
Changes in estimates that adjust the CSM	(178)	25	153	–	(475)	(216)	691	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	100	24	–	124	49	–	–	49
New contracts in the year	(2,709)	315	2,401	7	(10)	(5)	14	(1)
	(2,787)	364	2,554	131	(436)	(221)	705	48
Changes that relate to current service								
Release of CSM to profit or loss	–	–	(2,286)	(2,286)	–	–	159	159
Release of risk adjustment to profit or loss	–	(257)	–	(257)	–	16	–	16
Experience adjustments	(153)	–	–	(153)	112	–	–	112
	(153)	(257)	(2,286)	(2,696)	112	16	159	287
Changes that relate to past service								
Adjustments to assets and liabilities for incurred claims	(34)	4	–	(30)	(33)	–	–	(33)
Insurance service result	(2,974)	111	268	(2,595)	(357)	(205)	864	302
Net finance (income) expense								
Accretion of interest on GMM contracts note (i)	(24)	49	270	295	(73)	(6)	(30)	(109)
Other net finance (income) expense	3,849	3	7	3,859	435	5	7	447
	3,825	52	277	4,154	362	(1)	(23)	338
Total amount recognised in income statement	851	163	545	1,559	5	(206)	841	640
Effect of movements in exchange rates	(1,423)	(41)	(299)	(1,763)	15	–	(6)	9
Total amount recognised in comprehensive income	(572)	122	246	(204)	20	(206)	835	649
Cash flows								
Premiums received net of ceding commissions paid	24,283	–	–	24,283	(2,837)	–	–	(2,837)
Insurance acquisition cash flows	(4,798)	–	–	(4,798)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(11,427)	–	–	(11,427)	612	–	–	612
Total cash flows	8,058	–	–	8,058	(2,225)	–	–	(2,225)
Other changes note (iii)	(273)	(20)	–	(293)	(3)	–	–	(3)
Closing assets	(4,566)	791	2,462	(1,313)	(2,624)	(99)	(667)	(3,390)
Closing liabilities	127,942	1,655	17,968	147,565	423	(44)	157	536
Net liabilities (assets) at 31 Dec	123,376	2,446	20,430	146,252	(2,201)	(143)	(510)	(2,854)

Notes
(i) Accretion of interest includes interest on policy loans.
(ii) Including investment component.
(iii) Other changes include movements in insurance contract liabilities arising from adjustments to remove the incurred non-cash expenses (such as depreciation and amortisation) from insurance contract asset and liability balances. In 2024, Other changes also included the net insurance and reinsurance liabilities of businesses classified as held for sale.

Notes to the consolidated financial statements continued

(b) CSM transition approach

The table below provides an analysis of CSM by transition approach excluding JVs and associates:

	Insurance contracts (excluding JVs and associates)							
	2025 $m				2024 $m			
	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM
Balance at 1 Jan	**747**	**3,271**	**16,412**	**20,430**	829	3,674	15,681	20,184
Changes that relate to future service								
Changes in estimates that adjust the CSM	**19**	**175**	**1,761**	**1,955**	(11)	162	2	153
New contracts in the year	**–**	**–**	**2,473**	**2,473**	–	–	2,401	2,401
	19	**175**	**4,234**	**4,428**	(11)	162	2,403	2,554
Changes that relate to current service								
Release of CSM to profit or loss	**(109)**	**(375)**	**(1,954)**	**(2,438)**	(114)	(418)	(1,754)	(2,286)
	(90)	**(200)**	**2,280**	**1,990**	(125)	(256)	649	268
Net finance (income) expenses from insurance contracts	**27**	**3**	**227**	**257**	35	(60)	302	277
Effect of movements in exchange rates	**53**	**98**	**412**	**563**	8	(87)	(220)	(299)
Balance at 31 Dec	**737**	**3,172**	**19,331**	**23,240**	747	3,271	16,412	20,430

* Other contracts represent groups of insurance contracts measured under the full retrospective approach at the transition date, 1 January 2022 and groups of contracts recognised on or after the transition date.

	Reinsurance contracts (excluding JVs and associates)							
	2025 $m				2024 $m			
	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM
Balance at 1 Jan	**–**	**(27)**	**(483)**	**(510)**	–	(45)	(1,300)	(1,345)
Changes that relate to future service								
Changes in estimates that adjust the CSM	**–**	**–**	**(47)**	**(47)**	–	13	678	691
New contracts in the year	**–**	**–**	**(71)**	**(71)**	–	–	14	14
	–	**–**	**(118)**	**(118)**	–	13	692	705
Changes that relate to current service								
Release of CSM to profit or loss	**–**	**2**	**99**	**102**	–	5	154	159
	–	**2**	**(19)**	**(16)**	–	18	846	864
Net finance (income) expenses from reinsurance contracts	**–**	**(1)**	**(32)**	**(34)**	–	(1)	(22)	(23)
Effect of movements in exchange rates	**–**	**–**	**16**	**16**	–	1	(7)	(6)
Balance at 31 Dec	**–**	**(26)**	**(518)**	**(544)**	–	(27)	(483)	(510)

* Other contracts represent groups of reinsurance contracts measured under the full retrospective approach at the transition date, 1 January 2022 and groups of contracts recognised on or after the transition date.

(c) Analysis of movements in insurance and reinsurance contract balances by remaining coverage and incurred claims (excluding JVs and associates)

An analysis of movements in insurance and reinsurance contract balances by remaining coverage and incurred claims and excluding JVs and associates is set out below:

	Excluding JVs and associates							
	2025 $m							
	Insurance				Reinsurance			
	Liabilities for remaining coverage				Liabilities for remaining coverage			
	Excluding loss component	Loss component	Liabilities for incurred claims	Total	Excluding loss-recovery component	Loss-recovery component	Liabilities for incurred claims	Total
		note (i)				note (i)		
Opening assets	(1,480)	38	129	(1,313)	(2,783)	(66)	(541)	(3,390)
Opening liabilities	144,561	881	2,123	147,565	542	(20)	14	536
Net liabilities (assets) at 1 Jan	**143,081**	**919**	**2,252**	**146,252**	**(2,241)**	**(86)**	**(527)**	**(2,854)**
Insurance revenue								
Contracts measured under the modified retrospective approach	(427)	–	–	(427)				
Contracts measured under the fair value approach	(1,106)	–	–	(1,106)				
Other contracts note (ii)	(9,547)	–	–	(9,547)				
	(11,080)	–	–	(11,080)				
Insurance service expense								
Incurred claims and other directly attributable expenses	–	(65)	4,855	4,790				
Amortisation of insurance acquisition cash flows	3,435	–	–	3,435				
Losses or reversal of losses on onerous contracts	–	23	–	23				
Adjustments to liability for incurred claims	–	–	(4)	(4)				
	3,435	(42)	4,851	8,244				
Net (income) expense from reinsurance contracts held					1,407	(14)	(1,181)	212
Insurance service result	(7,645)	(42)	4,851	(2,836)	1,407	(14)	(1,181)	212
Investment components and premium refunds	(7,799)	–	7,799	–	(99)	–	99	–
Net finance (income) expenses from insurance and reinsurance contracts	14,526	25	61	14,612	157	1	1	159
Total amount recognised in income statement	(918)	(17)	12,711	11,776	1,465	(13)	(1,081)	371
Effect of movement in exchange rates	3,866	12	58	3,936	(42)	–	(3)	(45)
Total amount recognised in comprehensive income	2,948	(5)	12,769	15,712	1,423	(13)	(1,084)	326
Cash flows								
Premiums received net of ceding commissions paid	28,059	–	–	28,059	(1,403)	–	–	(1,403)
Insurance acquisition cash flows	(5,004)	–	–	(5,004)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (iii)	–	–	(12,167)	(12,167)	–	–	1,165	1,165
Total cash flows	23,055	–	(12,167)	10,888	(1,403)	–	1,165	(238)
Other changes note (iv)	(73)	–	(49)	(122)	–	–	–	–
Closing assets	(2,020)	85	167	(1,768)	(2,842)	(78)	(486)	(3,406)
Closing liabilities	171,031	829	2,638	174,498	621	(21)	40	640
Net liabilities (assets) at 31 Dec	**169,011**	**914**	**2,805**	**172,730**	**(2,221)**	**(99)**	**(446)**	**(2,766)**

Notes to the consolidated financial statements continued

	Excluding JVs and associates							
	2024 $m							
	Insurance				Reinsurance			
	Liabilities for remaining coverage				Liabilities for remaining coverage			
	Excluding loss component	Loss component note (i)	Liabilities for incurred claims	Total	Excluding loss-recovery component	Loss-recovery component note (i)	Liabilities for incurred claims	Total
Opening assets	(1,285)	20	117	(1,148)	(2,023)	(119)	(284)	(2,426)
Opening liabilities	137,019	805	2,015	139,839	1,200	(15)	(34)	1,151
Net liabilities (assets) at 1 Jan	135,734	825	2,132	138,691	(823)	(134)	(318)	(1,275)
Insurance revenue								
Contracts measured under the modified retrospective approach	(415)	–	–	(415)				
Contracts measured under the fair value approach	(1,176)	–	–	(1,176)				
Other contracts note (ii)	(8,767)	–	–	(8,767)				
	(10,358)	–	–	(10,358)				
Insurance service expense								
Incurred claims and other directly attributable expenses	–	(46)	4,551	4,505				
Amortisation of insurance acquisition cash flows	3,157	–	–	3,157				
Losses or reversal of losses on onerous contracts	–	131	–	131				
Adjustments to liability for incurred claims	–	–	(30)	(30)				
	3,157	85	4,521	7,763				
Net (income) expense from reinsurance contracts held	–	–	–	–	832	48	(578)	302
Insurance service result	(7,201)	85	4,521	(2,595)	832	48	(578)	302
Investment components and premium refunds	(7,008)	–	7,008	–	240	–	(240)	–
Net finance (income) expenses from insurance and reinsurance contracts	4,007	47	100	4,154	338	–	–	338
Total amount recognised in income statement	(10,202)	132	11,629	1,559	1,410	48	(818)	640
Effect of movement in exchange rates	(1,695)	(18)	(50)	(1,763)	12	1	(4)	9
Total amount recognised in comprehensive income	(11,897)	114	11,579	(204)	1,422	49	(822)	649
Cash flows								
Premiums received net of ceding commissions paid	24,283	–	–	24,283	(2,837)	–	–	(2,837)
Insurance acquisition cash flows	(4,798)	–	–	(4,798)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (iii)	–	–	(11,427)	(11,427)	–	–	612	612
Total cash flows	19,485	–	(11,427)	8,058	(2,837)	–	612	(2,225)
Other changes note (iv)	(241)	(20)	(32)	(293)	(4)	–	1	(3)
Closing assets	(1,480)	38	129	(1,313)	(2,783)	(66)	(541)	(3,390)
Closing liabilities	144,561	881	2,123	147,565	542	(20)	14	536
Net liabilities (assets) at 31 Dec	143,081	919	2,252	146,252	(2,241)	(86)	(527)	(2,854)

Notes

(i) The Group establishes a loss component of the liability for remaining coverage for onerous groups of insurance contracts. The loss component determines the amounts of fulfilment cash flows that are subsequently presented in profit or loss as reversals of losses on onerous contracts and are excluded from insurance revenue when they occur.

(ii) Other contracts represent groups of insurance and reinsurance contracts measured under the full retrospective approach at the transition date, 1 January 2022 and groups of contracts recognised on or after the transition date.

(iii) Including investment component.

(iv) Other changes include adjustments to remove the incurred non-cash expenses (such as depreciation and amortisation) from insurance contract asset and liability balances. In 2024, Other changes also included the net insurance and reinsurance liabilities of businesses classified as held for sale.

(d) Effect of insurance and reinsurance contracts initially recognised in the year

The following tables summarise the effect on the measurement components arising from the initial recognition of insurance and reinsurance contracts in the year, excluding the effect from the Group's share of the amounts relating to life JVs and associates.

(i) Insurance contracts

	Excluding JVs and associates					
	2025 $m			2024 $m		
	Profitable contracts issued	**Onerous contracts issued**	**Total**	Profitable contracts issued	Onerous contracts issued	Total
Estimate of present value of expected future cash outflows:						
Insurance acquisition cash flows	**5,030**	**95**	**5,125**	4,493	95	4,588
Claims and other directly attributable expenses	**21,314**	**781**	**22,095**	19,655	592	20,247
	26,344	**876**	**27,220**	24,148	687	24,835
Estimate of present value of expected future cash inflows	**(29,126)**	**(864)**	**(29,990)**	(26,861)	(683)	(27,544)
Risk adjustment for non-financial risk	**309**	**–**	**309**	312	3	315
CSM	**2,473**	**–**	**2,473**	2,401	–	2,401
Loss recognised on initial recognition	**–**	**12**	**12**	–	7	7

(ii) Reinsurance contracts

	Excluding JVs and associates					
	2025 $m			2024 $m		
	Contracts initiated without loss-recovery component	**Contracts initiated with loss-recovery component**	**Total**	Contracts initiated without loss-recovery component	Contracts initiated with loss-recovery component	Total
Estimate of present value of expected future cash outflows	**1,610**	**–**	**1,610**	2,329	–	2,329
Estimate of present value of expected future cash inflows	**(1,523)**	**(2)**	**(1,525)**	(2,338)	(1)	(2,339)
Risk adjustment for non-financial risk	**(16)**	**–**	**(16)**	(5)	–	(5)
CSM	**(71)**	**–**	**(71)**	14	–	14
Profit recognised on initial recognition	**–**	**(2)**	**(2)**	–	(1)	(1)

Notes to the consolidated financial statements continued

C3.3 Analysis of movements in insurance and reinsurance contract balances (including JVs and associates)

(a) Analysis of movements in insurance and reinsurance contract balances by measurement component

An analysis of movements in insurance and reinsurance contract balances by measurement component, excluding assets for insurance acquisition cash flows, and including the Group's share of insurance and reinsurance contract assets and liabilities related to the life JVs and associates is set out below:

	Including JVs and associates							
	2025 $m							
	Insurance				Reinsurance			
	BEL	RA	CSM note (b)	Total	BEL	RA	CSM note (b)	Total
Opening assets	(4,799)	803	2,599	(1,397)	(2,783)	(128)	(645)	(3,556)
Opening liabilities	148,867	1,940	19,862	170,669	461	(47)	144	558
Net liabilities (assets) at 1 Jan	144,068	2,743	22,461	169,272	(2,322)	(175)	(501)	(2,998)
Changes that relate to future service								
Changes in estimates that adjust the CSM	(1,960)	91	1,869	–	104	(46)	(58)	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	14	6	–	20	(14)	–	–	(14)
New contracts in the year	(3,084)	350	2,777	43	(6)	(55)	58	(3)
	(5,030)	447	4,646	63	84	(101)	–	(17)
Changes that relate to current service								
Release of CSM to profit or loss	–	–	(2,656)	(2,656)	–	–	102	102
Release of risk adjustment to profit or loss	–	(307)	–	(307)	–	24	–	24
Experience adjustments	(159)	–	–	(159)	148	–	–	148
	(159)	(307)	(2,656)	(3,122)	148	24	102	274
Changes that relate to past service								
Adjustments to assets and liabilities for incurred claims	(18)	(1)	–	(19)	(27)	(1)	–	(28)
Insurance service result	(5,207)	139	1,990	(3,078)	205	(78)	102	229
Net finance (income) expense								
Accretion of interest on GMM contracts note (i)	212	54	376	642	(121)	(9)	(28)	(158)
Other net finance (income) expense	15,204	100	(39)	15,265	332	(17)	(4)	311
	15,416	154	337	15,907	211	(26)	(32)	153
Total amount recognised in income statement	10,209	293	2,327	12,829	416	(104)	70	382
Effect of movements in exchange rates	3,681	96	630	4,407	(56)	–	18	(38)
Total amount recognised in comprehensive income	13,890	389	2,957	17,236	360	(104)	88	344
Cash flows								
Premiums received net of ceding commissions paid	32,098	–	–	32,098	(1,445)	–	–	(1,445)
Insurance acquisition cash flows	(5,524)	–	–	(5,524)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(15,345)	–	–	(15,345)	1,208	–	–	1,208
Total cash flows	11,229	–	–	11,229	(237)	–	–	(237)
Other changes note (iii)	(122)	–	–	(122)	–	–	–	–
Closing assets	(5,610)	909	2,834	(1,867)	(2,817)	(237)	(510)	(3,564)
Closing liabilities	174,675	2,223	22,584	199,482	618	(42)	97	673
Net liabilities (assets) at 31 Dec	169,065	3,132	25,418	197,615	(2,199)	(279)	(413)	(2,891)

	Including JVs and associates							
	2024 $m							
	Insurance				Reinsurance			
	BEL	RA	CSM note (b)	Total	BEL	RA	CSM note (b)	Total
Opening assets	(3,998)	630	2,176	(1,192)	(1,315)	67	(1,321)	(2,569)
Opening liabilities	139,673	1,969	20,176	161,818	1,222	(24)	(19)	1,179
Net liabilities (assets) at 1 Jan	135,675	2,599	22,352	160,626	(93)	43	(1,340)	(1,390)
Changes that relate to future service								
Changes in estimates that adjust the CSM	(57)	31	26	–	(473)	(225)	698	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	128	29	–	157	43	–	–	43
New contracts in the year	(2,894)	349	2,585	40	(4)	(8)	11	(1)
	(2,823)	409	2,611	197	(434)	(233)	709	42
Changes that relate to current service								
Release of CSM to profit or loss	–	–	(2,511)	(2,511)	–	–	159	159
Release of risk adjustment to profit or loss	–	(287)	–	(287)	–	19	–	19
Experience adjustments	(114)	–	–	(114)	116	–	–	116
	(114)	(287)	(2,511)	(2,912)	116	19	159	294
Changes that relate to past service								
Adjustments to assets and liabilities for incurred claims	(73)	2	–	(71)	(30)	–	–	(30)
Insurance service result	(3,010)	124	100	(2,786)	(348)	(214)	868	306
Net finance (income) expense								
Accretion of interest on GMM contracts note (i)	243	56	350	649	(80)	(7)	(29)	(116)
Other net finance (income) expense	5,367	28	7	5,402	432	3	8	443
	5,610	84	357	6,051	352	(4)	(21)	327
Total amount recognised in income statement	2,600	208	457	3,265	4	(218)	847	633
Effect of movements in exchange rates	(2,003)	(44)	(348)	(2,395)	18	–	(8)	10
Total amount recognised in comprehensive income	597	164	109	870	22	(218)	839	643
Cash flows								
Premiums received net of ceding commissions paid	27,990	–	–	27,990	(2,931)	–	–	(2,931)
Insurance acquisition cash flows	(5,226)	–	–	(5,226)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(14,694)	–	–	(14,694)	683	–	–	683
Total cash flows	8,070	–	–	8,070	(2,248)	–	–	(2,248)
Other changes note (iii)	(274)	(20)	–	(294)	(3)	–	–	(3)
Closing assets	(4,799)	803	2,599	(1,397)	(2,783)	(128)	(645)	(3,556)
Closing liabilities	148,867	1,940	19,862	170,669	461	(47)	144	558
Net liabilities (assets) at 31 Dec	144,068	2,743	22,461	169,272	(2,322)	(175)	(501)	(2,998)

Notes
(i) Accretion of interest includes interest on policy loans.
(ii) Including investment component.
(iii) Other changes include movements in insurance contract liabilities arising from adjustments to remove the incurred non-cash expenses (such as depreciation and amortisation) from insurance contract asset and liability balances. In 2024, Other changes also included the net insurance and reinsurance liabilities of businesses classified as held for sale.

(b) Analysis of CSM by transition approach including JVs and associates

	Insurance contracts (including JVs and associates)							
	2025 $m				2024 $m			
	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM
Balance at 1 Jan	**1,683**	**3,690**	**17,088**	**22,461**	1,922	4,143	16,287	22,352
Changes that relate to future service								
Changes in estimates that adjust the CSM	**(8)**	**208**	**1,669**	**1,869**	(81)	131	(24)	26
New contracts in the year	**–**	**–**	**2,777**	**2,777**	–	–	2,585	2,585
	(8)	**208**	**4,446**	**4,646**	(81)	131	2,561	2,611
Changes that relate to current service								
Release of CSM to profit or loss	**(196)**	**(400)**	**(2,060)**	**(2,656)**	(209)	(442)	(1,860)	(2,511)
	(204)	**(192)**	**2,386**	**1,990**	(290)	(311)	701	100
Net finance (income) expenses from insurance contracts	**62**	**10**	**265**	**337**	73	(53)	337	357
Effect of movements in exchange rates	**93**	**123**	**414**	**630**	(22)	(89)	(237)	(348)
Balance at 31 Dec	**1,634**	**3,631**	**20,153**	**25,418**	1,683	3,690	17,088	22,461

* Other contracts represent groups of insurance contracts measured under the full retrospective approach at the transition date, 1 January 2022, and groups of contracts recognised on or after the transition date.

The majority of the CSM on transition on insurance contracts under MRA arises from the Mainland China joint venture, while the majority of the CSM on transition under FVA arises from the Hong Kong and Singapore businesses.

The transition approach adopted by the Group's main business segments for the different cohorts of their insurance contracts is summarised in the table below. The overlap between approaches reflects the fact that the approaches used vary by insurance contract portfolio and year of issue (cohort).

	FRA	MRA	FVA
	Cohort	Cohort	Cohort
Mainland China	n/a	2016 – 2021	Pre-2016
Hong Kong	2010 – 2021	n/a	Pre-2010
Singapore	2009 – 2021	n/a	Pre-2009
Malaysia	2010 – 2021 (Unit-linked) 2010 – 2021 (Non-participating)	2000 – 2009 (Unit-linked)	Pre-1999 (Unit-linked) Pre-2009 (Non-participating) Pre-2021 (Other)
Indonesia note (i)	2010 – 2021	2007 – 2009	Pre-2007
Growth markets and other	See note (ii)	See note (ii)	See note (ii)

Notes
(i) The cohorts shown are in respect of Indonesia's unit-linked portfolios.
(ii) CSM on transition for Growth markets primarily arises from Vietnam, Taiwan and the Philippines. Vietnam has applied the FRA for cohorts from 2013 - 2021 (all businesses), MRA for cohorts from 2008 - 2012 (Participating only) and FVA for cohorts prior to 2008 (Participating) and prior to 2013 (Non-participating). Taiwan and the Philippines have applied the FRA for cohorts from 2010 – 2021 and FVA for all cohorts prior to 2010.

	Reinsurance contracts (including JVs and associates)							
	2025 $m				2024 $m			
	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM
Balance at 1 Jan	**–**	**(49)**	**(452)**	**(501)**	–	(63)	(1,277)	(1,340)
Changes that relate to future service								
Changes in estimates that adjust the CSM	**–**	**(1)**	**(57)**	**(58)**	–	8	690	698
New contracts in the year	**–**	**–**	**58**	**58**	–	–	11	11
	–	**(1)**	**1**	**–**	–	8	701	709
Changes that relate to current service								
Release of CSM to profit or loss	**–**	**4**	**98**	**102**	–	7	152	159
	–	**3**	**99**	**102**	–	15	853	868
Net finance (income) expenses from reinsurance contracts	**–**	**(2)**	**(30)**	**(32)**	–	(2)	(19)	(21)
Effect of movements in exchange rates	**–**	**(1)**	**19**	**18**	–	1	(9)	(8)
Balance at 31 Dec	**–**	**(49)**	**(364)**	**(413)**	–	(49)	(452)	(501)

* Other contracts represent groups of reinsurance contracts measured under the full retrospective approach at the transition date, 1 January 2022, and groups of contracts recognised on or after the transition date.

The CSM on transition on reinsurance contracts held primarily arises from the Hong Kong segment, which has predominantly applied the FRA to transition reinsurance cohorts from 2010 – 2021 and the FVA for reinsurance cohorts prior to 2010.

(c) Additional analysis of insurance and reinsurance contract balances by segment

The table below provides an analysis of portfolio of insurance and reinsurance contract balances, excluding assets for insurance acquisition cash flows, by segment. The balances presented include the Group's share of insurance contract balances relating to the life business of Mainland China, India and Takaful business in Malaysia, which are accounted for on an equity method in the Consolidated statement of financial position.

	Insurance $m				Reinsurance $m			
	Liabilities (assets)							
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
As at 31 Dec 2025								
Mainland China	**15,709**	**184**	**1,603**	**17,496**	**(85)**	**(39)**	**108**	**(16)**
Hong Kong	**73,749**	**836**	**10,657**	**85,242**	**(977)**	**(142)**	**(792)**	**(1,911)**
Indonesia	**1,805**	**157**	**691**	**2,653**	**3**	**(9)**	**1**	**(5)**
Malaysia	**8,328**	**515**	**2,330**	**11,173**	**10**	**(14)**	**19**	**15**
Singapore	**42,039**	**952**	**5,558**	**48,549**	**(1,212)**	**(17)**	**284**	**(945)**
Growth markets and other	**27,435**	**488**	**4,579**	**32,502**	**62**	**(58)**	**(33)**	**(29)**
Total insurance segments	**169,065**	**3,132**	**25,418**	**197,615**	**(2,199)**	**(279)**	**(413)**	**(2,891)**
As at 31 Dec 2024								
Mainland China	14,033	168	1,484	15,685	3	(3)	(22)	(22)
Hong Kong	63,056	698	8,840	72,594	(1,220)	(84)	(738)	(2,042)
Indonesia	1,839	189	622	2,650	11	(8)	12	15
Malaysia	7,032	418	2,135	9,585	15	(12)	14	17
Singapore	34,235	815	5,160	40,210	(1,169)	(15)	267	(917)
Growth markets and other	23,873	455	4,220	28,548	38	(53)	(34)	(49)
Total insurance segments	144,068	2,743	22,461	169,272	(2,322)	(175)	(501)	(2,998)

Notes to the consolidated financial statements continued

Summarised movement analysis of insurance and reinsurance contract balances by segment

	Insurance $m						
	Mainland China	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Total insurance segments
Net liabilities (assets) at 1 Jan 2024	14,833	70,073	3,142	8,394	37,419	26,765	160,626
Insurance service result	(104)	(971)	(213)	(290)	(683)	(525)	(2,786)
Net finance (income) expenses from insurance contracts							
Accretion of interest on GMM contracts	286	2	48	94	7	212	649
Other net finance expense	811	(1,792)	54	857	3,672	1,800	5,402
	1,097	(1,790)	102	951	3,679	2,012	6,051
Total amount recognised in income statement	993	(2,761)	(111)	661	2,996	1,487	3,265
Effect of movements in exchange rates	(439)	376	(134)	252	(1,321)	(1,129)	(2,395)
Total amount recognised in comprehensive income	554	(2,385)	(245)	913	1,675	358	870
Total cash flows	298	4,907	(245)	279	1,170	1,661	8,070
Other changes	–	(1)	(2)	(1)	(54)	(236)	(294)
Net liabilities (assets) at 31 Dec 2024/1 Jan 2025	**15,685**	**72,594**	**2,650**	**9,585**	**40,210**	**28,548**	**169,272**
Insurance service result	**(117)**	**(1,148)**	**(188)**	**(308)**	**(688)**	**(629)**	**(3,078)**
Net finance (income) expenses from insurance contracts							
Accretion of interest on GMM contracts	**224**	**(24)**	**42**	**112**	**36**	**252**	**642**
Other net finance (income) expense	**508**	**8,207**	**247**	**375**	**4,277**	**1,651**	**15,265**
	732	**8,183**	**289**	**487**	**4,313**	**1,903**	**15,907**
Total amount recognised in income statement	**615**	**7,035**	**101**	**179**	**3,625**	**1,274**	**12,829**
Effect of movements in exchange rates	**730**	**(122)**	**(92)**	**1,011**	**2,536**	**344**	**4,407**
Total amount recognised in comprehensive income	**1,345**	**6,913**	**9**	**1,190**	**6,161**	**1,618**	**17,236**
Total cash flows	**466**	**5,736**	**(6)**	**397**	**2,232**	**2,404**	**11,229**
Other changes	**–**	**(1)**	**–**	**1**	**(54)**	**(68)**	**(122)**
Net liabilities (assets) at 31 Dec 2025	**17,496**	**85,242**	**2,653**	**11,173**	**48,549**	**32,502**	**197,615**

	Reinsurance $m						
	Mainland China	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Total insurance segments
Net liabilities (assets) at 1 Jan 2024	(21)	(1,389)	9	25	6	(20)	(1,390)
Insurance service result	5	279	8	12	(11)	13	306
Net finance (income) expenses from reinsurance contracts							
Accretion of interest on GMM contracts	(1)	(79)	–	1	(32)	(5)	(116)
Other net finance (income) expense	1	472	(1)	–	(23)	(6)	443
	–	393	(1)	1	(55)	(11)	327
Total amount recognised in income statement	5	672	7	13	(66)	2	633
Effect of movements in exchange rates	2	(11)	(1)	1	18	1	10
Total amount recognised in comprehensive income	7	661	6	14	(48)	3	643
Total cash flows	(8)	(1,314)	–	(22)	(875)	(29)	(2,248)
Other changes	–	–	–	–	–	(3)	(3)
Net liabilities (assets) at 31 Dec 2024/1 Jan 2025	**(22)**	**(2,042)**	**15**	**17**	**(917)**	**(49)**	**(2,998)**
Insurance service result	**7**	**182**	**7**	**4**	**(2)**	**31**	**229**
Net finance (income) expenses from reinsurance contracts							
Accretion of interest on GMM contracts	**(1)**	**(99)**	**1**	**2**	**(55)**	**(6)**	**(158)**
Other net finance (income) expense	**1**	**259**	**(6)**	**–**	**47**	**10**	**311**
	–	**160**	**(5)**	**2**	**(8)**	**4**	**153**
Total amount recognised in income statement	**7**	**342**	**2**	**6**	**(10)**	**35**	**382**
Effect of movements in exchange rates	**(1)**	**5**	**–**	**–**	**(53)**	**11**	**(38)**
Total amount recognised in comprehensive income	**6**	**347**	**2**	**6**	**(63)**	**46**	**344**
Total cash flows	**–**	**(216)**	**(23)**	**(8)**	**35**	**(25)**	**(237)**
Other changes	**–**	**–**	**1**	**–**	**–**	**(1)**	**–**
Net liabilities (assets) at 31 Dec 2025	**(16)**	**(1,911)**	**(5)**	**15**	**(945)**	**(29)**	**(2,891)**

Notes to the consolidated financial statements continued

(d) Contractual service margin

The following tables illustrate when the Group expects to recognise the remaining CSM in profit or loss after the reporting date based on the assumptions and economics in place at the year ends shown. Future new business is excluded.

(i) Insurance contracts – expected recognition of the CSM

	31 Dec 2025 $m		
	Total as reported on the consolidated statement of financial position	**Group's share relating to JVs and associates**	**Total including Group's share relating to JVs and associates**
1 year or less	**2,295**	**213**	**2,508**
After 1 year to 2 years	**2,040**	**185**	**2,225**
After 2 years to 3 years	**1,835**	**160**	**1,995**
After 3 years to 4 years	**1,634**	**140**	**1,774**
After 4 years to 5 years	**1,471**	**124**	**1,595**
After 5 years to 10 years	**5,261**	**444**	**5,705**
After 10 years to 15 years	**3,424**	**303**	**3,727**
After 15 years to 20 years	**2,091**	**211**	**2,302**
After 20 years	**3,189**	**398**	**3,587**
Total insurance CSM	**23,240**	**2,178**	**25,418**

	31 Dec 2024 $m		
	Total as reported on the consolidated statement of financial position	Group's share relating to JVs and associates	Total including Group's share relating to JVs and associates
1 year or less	2,092	214	2,306
After 1 year to 2 years	1,863	181	2,044
After 2 years to 3 years	1,666	156	1,822
After 3 years to 4 years	1,495	136	1,631
After 4 years to 5 years	1,323	119	1,442
After 5 years to 10 years	4,653	436	5,089
After 10 years to 15 years	2,988	278	3,266
After 15 years to 20 years	1,777	187	1,964
After 20 years	2,573	324	2,897
Total insurance CSM	20,430	2,031	22,461

(ii) Reinsurance contracts – expected recognition of the CSM

	31 Dec 2025 $m		
	Total as reported on the consolidated statement of financial position	**Group's share relating to JVs and associates**	**Total including Group's share relating to JVs and associates**
1 year or less	**(65)**	**7**	**(58)**
After 1 year to 2 years	**(56)**	**7**	**(49)**
After 2 years to 3 years	**(50)**	**6**	**(44)**
After 3 years to 4 years	**(47)**	**6**	**(41)**
After 4 years to 5 years	**(43)**	**6**	**(37)**
After 5 years to 10 years	**(128)**	**23**	**(105)**
After 10 years to 15 years	**(58)**	**16**	**(42)**
After 15 years to 20 years	**(36)**	**20**	**(16)**
After 20 years	**(61)**	**40**	**(21)**
Total reinsurance CSM	**(544)**	**131**	**(413)**

	31 Dec 2024 $m		
	Total as reported on the consolidated statement of financial position	Group's share relating to JVs and associates	Total including Group's share relating to JVs and associates
1 year or less	(55)	(4)	(59)
After 1 year to 2 years	(48)	2	(46)
After 2 years to 3 years	(45)	2	(43)
After 3 years to 4 years	(40)	2	(38)
After 4 years to 5 years	(37)	1	(36)
After 5 years to 10 years	(125)	5	(120)
After 10 years to 15 years	(64)	2	(62)
After 15 years to 20 years	(36)	1	(35)
After 20 years	(60)	(2)	(62)
Total reinsurance CSM	(510)	9	(501)

(e) Maturity analysis of the future cash flows of insurance and reinsurance contract liabilities

The following table shows the maturity profile of the expected future cash flows on a discounted basis (as included in the BEL) relating to insurance and reinsurance contract liabilities, respectively. The amounts in the table below include the expected amounts payable on demand at a timing of when they are expected to occur over the outstanding duration of the existing business. At 31 December 2025, the amounts payable on demand from insurance contracts, excluding JVs and associates, are $136,648 million (31 December 2024: $123,724 million).

(i) Insurance contract liabilities – expected cash flows (discounted)

	31 Dec 2025 $m		
	Total as reported on the consolidated statement of financial position	**Group's share relating to JVs and associates**	**Total including Group's share relating to JVs and associates**
1 year or less	**(1,134)**	**(92)**	**(1,226)**
After 1 year to 2 years	**(918)**	**509**	**(409)**
After 2 years to 3 years	**2,096**	**454**	**2,550**
After 3 years to 4 years	**4,286**	**495**	**4,781**
After 4 years to 5 years	**6,279**	**483**	**6,762**
After 5 years to 10 years	**29,121**	**2,746**	**31,867**
After 10 years to 15 years	**27,742**	**2,832**	**30,574**
After 15 years to 20 years	**21,275**	**2,656**	**23,931**
After 20 years*	**63,269**	**12,576**	**75,845**
Total expected future cash flows from insurance contract liabilities	**152,016**	**22,659**	**174,675**

	31 Dec 2024 $m		
	Total as reported on the consolidated statement of financial position	Group's share relating to JVs and associates	Total including Group's share relating to JVs and associates
1 year or less	(2,317)	(178)	(2,495)
After 1 year to 2 years	(910)	439	(471)
After 2 years to 3 years	1,140	943	2,083
After 3 years to 4 years	3,351	683	4,034
After 4 years to 5 years	4,707	772	5,479
After 5 years to 10 years	22,466	2,734	25,200
After 10 years to 15 years	21,715	2,686	24,401
After 15 years to 20 years	18,396	2,159	20,555
After 20 years*	59,394	10,687	70,081
Total expected future cash flows from insurance contract liabilities	127,942	20,925	148,867

* Including items that have no stated maturity.

Notes to the consolidated financial statements continued

(ii) Reinsurance contract liabilities – expected cash flows (discounted)

	31 Dec 2025 $m		
	Total as reported on the consolidated statement of financial position	Group's share relating to JVs and associates	Total including Group's share relating to JVs and associates
1 year or less	**103**	**18**	**121**
After 1 year to 2 years	**104**	**(1)**	**103**
After 2 years to 3 years	**60**	**(1)**	**59**
After 3 years to 4 years	**51**	**–**	**51**
After 4 years to 5 years	**45**	**–**	**45**
After 5 years to 10 years	**111**	**(1)**	**110**
After 10 years to 15 years	**14**	**1**	**15**
After 15 years to 20 years	**(8)**	**4**	**(4)**
After 20 years	**82**	**36**	**118**
Total expected future cash flows from reinsurance contract liabilities	**562**	**56**	**618**

	31 Dec 2024 $m		
	Total as reported on the consolidated statement of financial position	Group's share relating to JVs and associates	Total including Group's share relating to JVs and associates
1 year or less	136	11	147
After 1 year to 2 years	68	(1)	67
After 2 years to 3 years	30	(1)	29
After 3 years to 4 years	4	(1)	3
After 4 years to 5 years	4	(1)	3
After 5 years to 10 years	20	(1)	19
After 10 years to 15 years	8	1	9
After 15 years to 20 years	(6)	3	(3)
After 20 years	159	28	187
Total expected future cash flows from reinsurance contract liabilities	423	38	461

C3.4 Products and determining contract liabilities

(a) Approach to transition to IFRS 17

Transition refers to the determination of the opening balance sheet for the first year of comparative information presented under IFRS 17 (ie at 1 January 2022). The future cash flows and risk adjustment are measured on a current basis in the same manner as they would be calculated for subsequent measurement. The key component of transition is therefore the determination of the CSM.

The standard requires IFRS 17 to be applied retrospectively (the 'Full Retrospective Approach') unless impracticable. If a fully retrospective approach is impracticable there is an option to choose either a Modified Retrospective Approach or a Fair Value Approach. Prudential has adopted the Modified Retrospective Approach for cohorts of business for which expected cash flows at the date of initial recognition are not available but where actual historical cash flows are available. If reasonable and supportable information necessary to apply the modified retrospective approach is not available, the fair value approach must be applied.

The CSM of the groups of insurance contracts transitioned under retrospective approaches (ie full retrospective approach and modified retrospective approach) has been calculated as if the Group had only prepared annual financial statements before the transition date (ie transition CSM has been measured using a year-to-date approach).

Full retrospective approach (FRA)

Under the FRA, each group of insurance contracts has been identified, recognised and measured as if IFRS 17 had always applied. The CSM was calculated at initial recognition of a group of contracts based on the facts and circumstances at that time (ie without use of hindsight). This CSM was then rolled forward to the transition date in line with the requirements of the standard.

Modified retrospective approach (MRA)

The objective of the MRA is to achieve the closest possible outcome to retrospective application using reasonable and supportable information without undue cost and effort. A number of specific modifications are permitted under the MRA. The Group has adopted the following modifications:

- To use information at the transition date to identify insurance contract groups;
- To use information at the transition date to assess eligibility for the variable fee approach; and
- To use information at the transition date to identify discretionary cash flows.

General measurement model (GMM)

Under the MRA for GMM business, the cash flows at the date of initial recognition of a group of insurance contracts have been estimated as the cash flows at the earliest available date (ie the first year when the FRA is practicable, referred to as the 'earlier date'), adjusted by the cash flows that are known to have occurred between these two dates. A number of further specific modifications are permitted. The Group has adopted the following modifications:

- To estimate the risk adjustment at the date of initial recognition as the risk adjustment at the earlier date adjusted by the expected release of risk before that date based on the risk adjustment release pattern for similar contracts;
- To estimate CSM amortisation in line with run-off of the coverage units; and
- If there is a loss component at initial recognition, to estimate the amount allocated to the loss component before the transition date using a systematic allocation consistent with the modifications adopted above.

Discount rates at the date of initial recognition were determined using observable market data at that date.

Variable fee approach (VFA)

Under the MRA for VFA business, the CSM at the transition date for a group of insurance contracts has been determined as:

- The total fair value of the underlying items at that date; minus
- The fulfilment cash flows at that date; plus or minus
- An adjustment for:
  - Amounts charged to policyholders before that date;
  - Amounts paid before that date not varying with underlying items;
  - The change in the risk adjustment caused by the release from risk before that date; and minus
- An estimate of the amounts that would have been recognised in profit or loss for services provided before the transition date by comparing the remaining coverage units at the transition date with the coverage units provided under the group of contracts before the transition date.

In implementing this approach, the amounts charged to policyholders, the amounts paid not varying with underlying items and coverage units have been adjusted for the time value of money.

Fair value approach (FVA)

The insurance contracts of the Group under the FVA generally represent groups of contracts that were written many years ago where suitable historical information required to apply the retrospective transition approaches is no longer practicably available.

Under the FVA, the CSM at the transition date is the difference between the fair value of the insurance contracts, determined in accordance with IFRS 13 Fair Value Measurement, and the fulfilment cash flows at that date.

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of groups of insurance contracts has therefore been interpreted as the compensation that a market participant would require for taking on the relevant obligation under the contracts.

The fair value has been determined using a cost of capital approach by reference to a quantum of capital required to be held in order to fulfil the contracts and a required return on that capital. Expected cash flows and the required locked-in capital are projected forward over the duration of the groups of contracts and discounted at the required rate of return. These calculations are based on the following key assumptions:

- The expected cash flows reflect the future cost that a market participant would expect to incur in fulfilling the obligations under the contracts. The fair value has been based on the same scope of cash flows as are included in the calculation of the best estimate liability. In particular, the same contract boundaries are assumed in the calculation of the fair value and best estimate liability. However, the measurement of those cash flows need not be the same.
- The required locked-in capital is the level of capital realistically required for a business to operate in the relevant jurisdiction.
- The required rate of return is compensation the Group would expect a market participant to require to enter into a transaction to transfer the liability associated with the insurance contracts at the transition date. This return has been determined using the capital asset pricing model, including allowance for both financial risk and uncertainty in non-financial risk.

A number of specific modifications are permitted under the FVA. The Group has adopted the following modifications:

- To use information at the transition date to identify groups of insurance contracts;
- To use information at the transition date to assess eligibility for the VFA;
- To use information at the transition date to identify discretionary cash flows;
- To use information at the transition date to assess whether a contract meets the definition of an investment contract with DPF; and
- To group annual cohorts of business.

(b) Measurement of insurance and reinsurance contracts

Level of aggregation and initial recognition

Insurance contracts are aggregated into groups for measurement purposes. Groups of insurance contracts are determined by identifying portfolios of insurance contracts, each comprising contracts subject to similar risks and managed together, and dividing each portfolio into annual cohorts (ie by year of issue) and each annual cohort into groups based on the profitability of contracts. Portfolios of reinsurance contracts held are assessed for aggregation separately from portfolios of insurance contracts issued.

When determining 'similar risks' the Group does not divide risks within a contract, eg riders sold under a single contract would not be split by risk type. The Group have therefore identified three broad categories of risks referred to as 'dominant' risks, namely, protection, investment and to a less material extent longevity. The requirement 'managed together' is assessed within the geographical boundary of each local business unit. Each ring-fenced fund is considered to be managed separately.

Under IFRS 17 groups of contracts are measured on initial recognition as the total of:

- Fulfilment cash flows, comprising the best estimate of the present value of future cash flows within the contract boundary that are expected to arise and an explicit risk adjustment for non-financial risk; and
- A CSM that represents the deferral of any day-one gains arising on initial recognition.

Day-one losses, any subsequent losses on onerous contracts and reversal of those losses arising from groups of insurance contracts are recognised directly in the income statement. For groups of reinsurance contracts held, any net gains or losses at initial recognition are recognised as CSM unless the net cost of purchasing reinsurance relates to past events, in which case such net cost is recognised immediately in the income statement.

Separating components

A contract has an investment component if there is an amount (which could be zero) that the contract requires the entity to repay to the policyholder in all circumstances that have commercial substance. The surrender value, net of policy loans (where these exist), is accounted as the investment component of a contract. Participating and non-participating (such as whole-life and endowment) contracts have explicit surrender values. There are a relatively small number of products that do not have a surrender value, and the investment components of these contracts are determined on a case-by-case basis. The non-distinct investment components are excluded from insurance revenue and insurance service expenses.

At initial recognition, the Group is required to separate the following components and account for them as if they were stand-alone contracts.

- Distinct investment components. An investment component is distinct if and only if (a) the insurance and investment components are not highly interrelated and (b) a contract with equivalent terms is, or could be, sold separately in the same market or jurisdiction.
- Embedded derivatives that do not meet the definition of an insurance contract and whose economic characteristics and risks are not closely related to those of the host contract.
- Distinct services other than insurance contract services. A service component is distinct if it is not highly interrelated with the insurance component and the entity provides no significant service in integrating the service component with the insurance component.

There are no material instances within the Group where distinct investment components, distinct services or embedded derivatives are separated from insurance contracts.

Asset management services for investments held under an insurance contract are not separated.

Subsequent measurement of CSM

Under IFRS 17 insurance contracts are measured under the GMM, VFA or PAA. The Group predominantly uses the VFA and GMM, depending on the specific characteristics of the insurance contracts. The Group makes very limited use of the PAA for some small portfolios of short duration contracts. Reinsurance contracts held are measured under the GMM.

The CSM calculated under the VFA relates to the Group's with-profits and shareholder-backed participating products and unit-linked products with a low proportion of protection riders. The CSM calculated under the GMM includes the Group's non-profit protection products and unit-linked products with a high proportion of protection riders.

The CSM of each group of contracts is calculated at each reporting date as follows.

The carrying amount of the CSM of contracts measured under the GMM at each reporting date is the carrying amount at the start of the year, adjusted for: (a) the CSM of any new contracts that are added to the group in the year; (b) interest accreted at locked-in discount rate; (c) changes in fulfilment cash flows arising from operating assumption changes and variances that relate to future services except for those relating to onerous contracts; (d) the effect of currency exchange differences on the CSM; and (e) the amount of CSM recognised in profit or loss in the year based on the coverage units.

The carrying amount of the CSM of contracts measured under the VFA at each reporting date is the carrying amount at the start of the year, adjusted for: (a) the CSM of any new contracts that are added to the group in the year; (b) the change in the amount of the Group's share of the fair value of the underlying items; (c) changes in fulfilment cash flows arising from both operating and economic assumption changes and variances that relate to future services except for those relating to onerous contracts; (d) the effect of currency exchange differences on the CSM; and (e) the amount of CSM recognised in profit or loss in the year based on the coverage units.

The table below provides a description of the material features of each of the key products written by the Group, together with the measurement model used to determine their contract liabilities under IFRS 17.

Contract type	Description and material features	Measurement model
With-profits contracts (written in Hong Kong, Singapore and Malaysia)	Provides savings and/or protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the local business unit. With-profits products often offer a guaranteed maturity or surrender value. Declared regular bonuses are guaranteed once vested. Future bonus rates and cash dividends are not guaranteed. Market value adjustments and surrender charges are used for certain products where the law permits such adjustments. Guarantees are predominantly supported by the segregated funds and their estates. Additional health and protection benefits can be provided through riders (which are not separated from the base with-profits contracts).	All with-profits contracts of the Group written in Hong Kong, Singapore and Malaysia are measured using the VFA model. The shareholders' share of the excess of the assets of the with-profits funds over policyholder liabilities is recognised within shareholders' equity.
Other participating contracts	Similar to the with-profits contracts, other participating contracts include savings and/or protection elements, with policyholders and shareholders sharing in the returns of the underlying funds.	Other participating contracts of the Group are measured under the VFA model except for the contracts without distinct segregated funds written by the Group's life joint venture in Mainland China, where the GMM approach is applied.
Unit-linked contracts	Combines savings with health and protection riders (which, under IFRS 17, are not separated from the base contract). The cash value of the policy primarily depends on the value of the underlying unitised funds.	Unit-linked contracts are measured either under the VFA or the GMM depending on the relative size of the savings and protection benefits of the contract. The larger the protection component the more likely the contract is required to be measured under the GMM.
Health and protection – Shareholder-backed participating critical illness contracts	Shareholder-backed participating critical illness contracts are written by the Group's Hong Kong business. These products combine critical illness and death benefits with a savings element. These are whole life products and have regular premium payments with a limited payment term.	Shareholder-backed participating critical illness contracts are measured under the VFA.
Health and protection – Other	In addition to supplementary heath and protection contract products attached to with-profits and unit-linked contracts described above, the Group also offers stand-alone health and protection products. These are non-participating contracts that provide mortality and/or morbidity benefits including health, disability, critical illness and accident coverage.	Stand-alone non-par health and protection (excluding shareholder-backed participating critical illness) contracts are measured under the GMM.
Non-participating term, whole life and endowment assurance contracts	Non-participating savings and/or protection where the benefits are guaranteed, determined by a set of defined market-related parameters, or determined at the discretion of the local business unit. These products often offer a guaranteed maturity and/or surrender value. It is common in Asia for regulations or market-driven demand and competition to provide some form of capital value protection and minimum crediting interest rate guarantees. This is reflected within the guaranteed maturity and surrender values. Guarantees are supported by shareholders.	These contracts are measured under the GMM.

The fair value of underlying items of the Group's direct participating contracts at 31 December 2025, excluding the Group's share of the amounts that relate to life JVs and associates, is $157,825 million (31 December 2024: $133,641 million). The Group's direct participating contracts are the contracts that are measured under the VFA model and as discussed in the table above comprise primarily the Group's with-profits, unit-linked and shareholder-backed participating critical illness contracts. Those underlying items comprise primarily investments in debt securities, equity securities and holdings in collective investment schemes. The underlying items also include the related reinsurance assets and the policyholders' interest in the excess net assets of relevant participating funds.

(c) Reinsurance contracts held

The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group from its liability to its policyholders, the Group participates in such agreements largely for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. 98 per cent (31 December 2024: 99 per cent) of the Group's reinsurance contract BEL that are assets, excluding the Group's share of the balances held by life joint ventures and associates, are held with reinsurers with a rating of A- and above by Standard & Poor's or other external rating agencies by reference to the reinsurance BEL.

The reinsurance contracts held primarily relate to business written in Hong Kong and Singapore. The Group cedes insurance and investment risk to limit exposure to underwriting losses and investment performance volatility under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, surplus, quota share or catastrophe excess of loss basis. The amount of each risk retained depends on the evaluation of the specific risk, subject to certain circumstances, to internally set maximum limits based on characteristics of coverage.

As required by IFRS 17, all reinsurance contracts held by the Group are measured using the GMM.

A group of reinsurance contracts held is recognised on the following date:

- Reinsurance contracts held by the Group that provide proportionate coverage: The later of the start date of the coverage period and the date on which any underlying insurance contract is initially recognised. This applies to the Group's quota share reinsurance contracts.
- Other (non-proportionate) reinsurance contracts held by the Group: The earlier of beginning of the coverage period of the group of reinsurance contracts or the recognition date of an underlying onerous group of insurance contracts issued.
- Reinsurance contracts held acquired via a business acquisition/combination: The date of the business acquisition/combination.

On initial recognition, the CSM of a group of reinsurance contracts held represents a net cost or net gain on purchasing reinsurance. It is measured as the equal and opposite amount of the total of (a) the fulfilment cash flows, (b) any amount arising from the derecognition of any assets or liabilities previously recognised for cash flows related to the group, (c) any cash flows arising at that date, and (d) any income recognised in profit or loss because of onerous underlying contracts recognised at that date. However, if the net cost of purchasing reinsurance relates to past events, the Group recognises the net cost immediately in profit or loss.

The carrying amount at the end of each reporting period of a group of reinsurance contracts held is measured in the same way as the underlying insurance contracts under GMM. Reinsurance contracts held are subject to the same modification requirements as insurance contracts.

C4 Intangible assets

C4.1 Goodwill

Business combination

Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The excess of the acquisition consideration over the fair value of the assets and liabilities of the acquired business is recorded as goodwill. The Group chooses the full goodwill method or the partial goodwill method to calculate goodwill on an acquisition-by-acquisition basis. Expenses related to acquiring new subsidiaries are charged to the income statement in the period in which they are incurred and not included in goodwill. Income and expenses of acquired businesses are included in the income statement from the date of acquisition.

Where the Group writes a put option, which if exercised triggers the purchase of non-controlling interests as part of its business acquisition, the put option is recognised as a financial liability at the acquisition date. Where risks and rewards remain with the non-controlling interests, a corresponding amount is deducted from equity. Any subsequent changes to the carrying amount of the put option liability are also recognised within equity.

Goodwill

Goodwill is capitalised and carried on the Consolidated statement of financial position as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication that the goodwill may be impaired.

Goodwill shown on the Consolidated statement of financial position represents amounts allocated to businesses in Asia in respect of both acquired asset management and life businesses.

	2025 $m	2024 $m
Carrying value at 1 Jan	**848**	896
Exchange differences	**54**	(7)
Reclassification as held for sale	**–**	(41)
Carrying value at 31 Dec	**902**	848

Impairment testing

Goodwill does not generate cash flows independently of other groups of assets and thus is assigned to CGUs for the purposes of impairment testing. These CGUs are based upon how management monitors the business and represent the lowest level to which goodwill can be allocated on a reasonable basis. Of the carrying value at 31 December 2025, $490 million (31 December 2024: $450 million) relates to asset management business in Thailand and $244 million (31 December 2024: $230 million) relates to the acquisition of UOB Life in Singapore. Other goodwill amounts are allocated across CGUs, which are not individually material.

Goodwill is tested for impairment by comparing the CGU's carrying amount, including any goodwill, with its recoverable amount. The Group's methodology of assessing whether goodwill may be impaired for acquired life and asset management operations is discussed below.

For acquired life businesses, the Group routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of the acquired life business with the value of the current in-force business as determined using its embedded value methodology. Any excess of IFRS value over TEV carrying value is then compared with a projection of future new business to determine whether there is any indication that the goodwill in the IFRS statement of financial position may be impaired. The methodology and assumptions underpinning the Group's TEV basis of reporting are included in the TEV basis supplementary information in this Annual Report.

The goodwill in respect of asset management businesses comprises mainly the goodwill arising from the acquisition of Thanachart Fund Management Co., Ltd in 2019 and TMB Asset Management Co., Ltd in Thailand in 2018. The two acquired entities were merged as Eastspring Asset Management (Thailand) Co., Ltd in 2022. The goodwill impairment testing for these businesses is prepared as a single CGU reflecting that these businesses are managed together. The recoverable amount has been determined by calculating the value in use of the combined business calculated using a discounted cash flow valuation.

For the combined Thailand asset management business, the valuation is based on a number of key assumptions for both years as follows:

- Cash flow projections based on the latest 5-year business plan or forecast;
- A constant growth rate of 3.5 per cent on forecast cash flows beyond the terminal year of the cash flow projection period;
- The risk discount rate applied in accordance with the nature of the businesses. The pre-tax discount rate applied is 9.0 per cent; and
- The continuation of asset management contracts on similar terms.

The key assumptions used in the impairment testing, including the cash flow projections, are subject to fluctuations in the external economic conditions and how these impact investor sentiment. No material impairment, in the context of the Group's current financial position, is expected to occur if a reasonably possible change is made to each of the individual key assumptions, which the Group has taken to be a 10 per cent fall in cash flow projections, a 1 per cent fall in the growth rate or a 1 per cent increase in the discount rate. A more significant change in the key assumptions or a combination of effects could have a larger impact on the recoverable value and so there are circumstances where a more material impairment could occur.

Notes to the consolidated financial statements continued

C4.2 Other intangible assets

Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are measured at fair value on acquisition. Other intangible assets, such as distribution rights and software, are valued initially at the price paid to acquire or cost to develop them and are subsequently carried at cost less amortisation and any accumulated impairment losses. For intangibles other than goodwill, amortisation follows the pattern in which the future economic benefits are expected to be consumed. If the pattern cannot be determined reliably, a straight-line method is applied. For software, the amortisation generally represents the licence period of the software acquired. Amortisation of intangible assets is charged to the Consolidated income statement and allocated between attributable and non-attributable expenses for the Group's insurance entities as shown in note B2. Impairment testing is conducted when there is an indication that the intangible asset may be impaired.

	2025 $m			2024 $m		
	Distribution rights note (i)	Other intangibles note (ii)	Total	Distribution rights note (i)	Other intangibles note (ii)	Total
Balance at 1 Jan						
Cost	**5,762**	**570**	**6,332**	5,585	537	6,122
Accumulated amortisation and other charges	**(2,203)**	**(305)**	**(2,508)**	(1,876)	(260)	(2,136)
	3,559	**265**	**3,824**	3,709	277	3,986
Additions	**491**	**48**	**539**	198	62	260
Amortisation and other charges	**(389)**	**(62)**	**(451)**	(331)	(58)	(389)
Disposals and transfers	**–**	**(3)**	**(3)**	(4)	(14)	(18)
Exchange differences and other movements	**38**	**11**	**49**	(13)	(2)	(15)
Balance at 31 Dec	**3,699**	**259**	**3,958**	3,559	265	3,824
Comprising:						
Cost	**6,302**	**624**	**6,926**	5,762	570	6,332
Accumulated amortisation and other charges	**(2,603)**	**(365)**	**(2,968)**	(2,203)	(305)	(2,508)
Balance at 31 Dec	**3,699**	**259**	**3,958**	3,559	265	3,824

Notes

(i) Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of the bancassurance partnership arrangements for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels.

(ii) Included within other intangibles are software and licence fees.

C5 Borrowings

Although initially recognised at fair value (net of transaction costs), borrowings are subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds (net of related issue costs) is amortised through the income statement to the date of maturity or, for hybrid debt, over the expected life of the instrument.

C5.1 Core structural borrowings of shareholder-financed businesses

	31 Dec 2025 $m	31 Dec 2024 $m
Subordinated debt		
US$750m 4.875% notes	**750**	750
£435m 6.125% notes 2031	**583**	542
US$1,000m 2.95% notes 2033	**998**	997
SGD 600m 3.80% notes 2035 note (i)	**464**	–
Senior debt note (ii)		
£250m 5.875% notes 2029	**325**	299
US$1,000m 3.125% notes 2030	**992**	990
US$350m 3.625% notes 2032	**347**	347
Total core structural borrowings of shareholder-financed businesses	**4,459**	3,925

Notes

(i) On 22 May 2025, Prudential Funding (Asia) plc, a wholly owned subsidiary of the Group, issued SGD 600 million 3.80 per cent subordinated debt maturing on 22 May 2035 with proceeds, net of costs, of US$462 million. Under IFRS 9, the Group has designated this SGD-denominated borrowing as a net investment hedge of the currency risk related to the Group's investment in the Singapore business.

(ii) The senior debt ranks above subordinated debt in the event of liquidation.

C5.2 Operational borrowings

	31 Dec 2025 $m	31 Dec 2024 $m
Borrowings in respect of short-term fixed income securities programmes (commercial paper)	**520**	527
Lease liabilities under IFRS 16	**310**	257
Other borrowings	**1**	13
Total operational borrowings	**831**	797

C6 Risk and sensitivity analysis

The Group's risk framework and the management of risks attaching to the Group's consolidated financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital, have been included in the audited sections of the Risk review report.

The financial and insurance assets and liabilities on the Group's statement of financial position are, to varying degrees, subject to market and insurance risk and other changes of assumptions that may have an effect on IFRS basis profit or loss and shareholders' equity as described below. The market and insurance risks and also sustainability-related risks, including how they affect Group's operations and how these are managed, are discussed in the Risk review report referred to above. The sustainability-related risks discussed in the Risk review report include in particular the potential long-term impact of environmental risks associated with climate change (including physical and transition risks) on the Group's investments and liabilities.

The Sustainability report included in this Annual Report discusses the Group's scenario testing results of plausible global responses to climate change, which assess the possible financial consequences of climate change on the Group's business. Though the Group faces potential financial risks and impacts from plausible global responses to climate change, the results for the Group's scenario testing are not outside observed market volatility, suggesting no immediate need for explicit climate considerations in the current valuations of the Group's investment portfolio. The Group remains mindful of the limitations within the results of the scenario testing and that the models for the testing continue to change and evolve. Additionally, the Group's climate scenario analysis currently does not incorporate potential management actions the Group could take to mitigate adverse impacts of climate change. Given the current lack of developed methodologies and tools to isolate climate-related illnesses and deaths, the Group is currently unable to robustly isolate the effects of climate on morbidity and mortality risks on the Group's life and health book. At this stage, the Group's claims and lapses assumptions for its life and health insurance business do not include additional assumptions related to the impacts of climate change over and above those that arise from the annual review of experience. The Group continues to monitor industry practice, and will over time refine its approach as data quality and methodologies improve.

The Group benefits from diversification achieved through the geographical spread of the Group's operations and, within those operations, through a broad mix of product types. The simplified sensitivities below are calculated at the individual business unit level and aggregated to show the Group impact and no group-level adjustments from diversification have been made.

Relevant correlation factors include:

- Correlation across geographic regions for both financial and non-financial risk factors; and
- Correlation across risk factors for mortality and morbidity, expenses, persistency and other risks.

The geographical diversity of the Group's business means that it has some exposure to the risk of foreign exchange rate fluctuations where a group undertaking has a functional currency that differs from the US dollar, the Group's presentation currency. Consistent with the Group's accounting policies, the profits of these business units are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2025 and 2024, the rates for the most significant operations are given in note A1. The Group has no exposure to currency fluctuation from business units that operate in USD, or currencies pegged to the USD (such as HKD), and reduced exposure to currencies partially managed to the USD within a basket of currencies (such as SGD). The impact of changes of foreign exchange rates on the Group's assets and liabilities from the above exposure, after reflecting the impact of the designated net investment hedge, is recorded as part of other comprehensive income and in 2025 represented a gain of $443 million (2024: loss of $(309) million), which corresponds to 3 per cent of opening shareholders' equity (2024: 2 per cent). Additionally, note B1.1 'Segment results' shows the Group's segment and total profit for 2024 as if it had been prepared using the same exchange rates as 2025 (ie on a CER basis) giving an indication of how foreign exchange rates impact the Group's profit or loss.

A 5 per cent decrease (weakening of the US dollar) or increase (strengthening of the US dollar) in these rates would have increased or decreased profit for the year and shareholders' equity of the Group respectively as follows:

	31 Dec 2025 $m		31 Dec 2024 $m	
Change in local currency to $ exchange rates	Decrease of 5%	Increase of 5%	Decrease of 5%	Increase of 5%
Profit after tax for the year	**123**	**(111)**	102	(92)
Shareholders' equity	**747**	**(676)**	624	(565)

The Group is also exposed to foreign exchange gains and losses on assets and liabilities held by the Group's undertakings in a currency other than their functional currency. These will often be managed by derivatives or by having assets and liabilities that match in terms of currency.

C6.1 Sensitivity to key market risks

The table below shows the sensitivity of the Group's profit after tax, shareholders' equity and CSM as at 31 December 2025 and 2024 to the following market risks:

- 1 per cent increase and 0.5 per cent decrease in observable risk-free interest rates (as described in note A3) in isolation and subject to a floor of zero; and
- Instantaneous 10 per cent rise and 20 per cent fall in the market value of equity and property assets. The equity risk sensitivity analysis assumes that all equity indices fall by the same percentage.

The sensitivity results assume instantaneous market movements and hence reflect the current investment portfolio and all consequential impacts as at valuation date. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown below. These sensitivity results allow for limited management actions such as changes to future policyholder bonuses and re-pricing for medical business, where applicable. In practice, the market movements would be expected to occur over time and rebalancing of investment portfolios would likely be carried out to mitigate the impact of the stresses as presented below. Management could also take additional actions to help mitigate the impact of these stresses, including but not limited to, market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

The sensitivity of the Group's results to market risks primarily arises from the Group's insurance businesses.

The impact of changes in interest rates and equity values impacts both assets and liabilities. For assets backing insurance contract liabilities and those related liabilities, these impacts will vary depending on whether insurance contracts are classified as VFA or GMM. In addition, there will be impacts from other shareholder assets that back IFRS shareholders' equity rather than insurance contract liabilities. The vast majority of the Group's investments are classified as FVTPL and so movements as a result of interest rate and equity markets directly impact profit, unless they are offset by corresponding movements in the Group's liabilities.

For VFA contracts (which include the majority of the Group's participating and unit-linked contracts but not all as discussed in note A3), movements in underlying assets are matched by a movement in insurance liabilities. Changes in BEL and RA as a result of a change in discount rate or from changes in the variable fee (that is dependent on the value of underlying assets) are taken as a change to the CSM with no immediate impact on profit or shareholders' equity. There will, however, be an impact on profit and shareholders' equity from changes to the CSM amortisation as a result of changes both to the CSM and the discounting of the coverage units. Onerous contracts with no CSM will also have impacts going directly to the income statement.

For GMM contracts, the CSM is calculated on a locked-in basis (ie using discount rates applied at the dates of initial recognition of each group of contracts), whereas the BEL and RA are calculated using a current discount rate. This accounting mismatch passes through the income statement. The impact will depend on whether the BEL is an asset or a liability. For BEL assets, which are largely offset by CSM liabilities (ie for certain protection contracts where future premiums are expected to exceed future claims and expenses), increases in interest rates will reduce the BEL asset with no impact on the CSM liability and hence reduce profit. For a BEL liability, where the BEL and CSM liabilities are backed by invested assets (eg certain universal life contracts), there are likely to be offsetting asset impacts (for example BEL liabilities and bond values will both reduce as interest rates increase) and the impact on profit will be dependent on any mismatches between assets and liabilities together with the impact of the CSM being calculated on a locked-in basis.

For other shareholder assets that are not backing insurance contract liabilities, increases in interest rates and falls in equity markets reduce asset values, which under the Group's accounting policy pass directly through the income statement and hence reduce profit (vice versa for decreases in interest rates and increases in equity markets).

The income statement volatilities stated above lead to a volatility in the shareholders' equity to the same extent.

For the Group's asset management business, Eastspring, the profit for the period is sensitive to the level of assets under management as this significantly affects the value of management fees earned by the business in the current and future periods. Assets under management will rise and fall as market conditions change with a consequential impact on profitability. The effect on future asset management fees is not reflected in the table below.

In addition, Eastspring holds a small amount of investments directly on its balance sheet, including investments in respect of seeding capital into retail funds it sells to third parties (see note C1.1). Eastspring's profit will therefore have some direct exposure to the market movements of these investments.

At 31 December 2025 and 2024, the Group's central operations did not hold significant financial investments other than short-term deposits and money market funds held by the Group's treasury function for liquidity purposes and so there is immaterial sensitivity to market movements for these investments. In addition, the central operations hold some derivatives that are used to reduce or manage investment, interest rate and currency exposures.

Base values	**2025 $m**	2024 $m
Profit after tax for the year for the Group	**4,119**	2,415
Group shareholders' equity as at 31 Dec	**20,117**	17,492
CSM as at 31 Dec including JVs and associates	**25,005**	21,960

Interest rates and consequential effects	31 Dec 2025 $m -0.5%	31 Dec 2025 $m +1%	31 Dec 2024 $m -0.5%	31 Dec 2024 $m +1%
Increase (decrease) to shareholders' equity:				
Financial assets note	**8,805**	**(15,413)**	7,690	(13,462)
Net insurance contract liabilities (including CSM) note	**(8,169)**	**14,000**	(7,324)	12,474
Net effect on shareholders' equity	**568**	**(1,222)**	348	(878)
Increase (decrease) to profit after tax:				
Net effect on profit after tax	**609**	**(1,299)**	380	(940)
Increase (decrease) to CSM liability:				
CSM note	**390**	**(1,069)**	395	(975)

Equity/property market values	31 Dec 2025 $m -20%	31 Dec 2025 $m +10%	31 Dec 2024 $m -20%	31 Dec 2024 $m +10%
Increase (decrease) to shareholders' equity:				
Financial assets note	**(16,935)**	**8,374**	(14,133)	7,075
Net insurance contract liabilities (including CSM) note	**15,802**	**(7,855)**	13,132	(6,628)
Net effect on shareholders' equity	**(756)**	**341**	(689)	302
Increase (decrease) to profit after tax:				
Net effect on profit after tax	**(817)**	**370**	(738)	325
Increase (decrease) to CSM liability:				
CSM note	**(1,937)**	**917**	(1,479)	651

Note
The sensitivity effects shown above reflect the pre-tax effects on the financial assets, net insurance contract liabilities and CSM as presented on the Consolidated statement of financial position, together with the Group's share of the relevant amounts of its joint ventures and associates. Changes to the results of the Africa insurance operations from interest rate or equity price changes would not materially impact the Group's results.

The sensitivity of the Group's businesses presented as a whole at a given point in time will also be affected by a change in the relative size of the individual businesses.

The Group uses the segment measure 'adjusted operating profit' to review the performance of the business (see note B1.2 for how this measure is determined). The impact on adjusted operating profit will be more muted than on total profit as long-term asset returns are assumed for surplus assets held by the Group's insurance businesses and long-term spreads are assumed for GMM business. Adjusted operating profit will be impacted by changes in CSM amortisation for VFA business following the impact of economic changes on underlying assets and discount rates that impact the value of variable fees, and on the value of onerous contracts losses (or reversal thereof) taken directly to the income statement excluding those contracts that meet the criteria where gains and losses can be shared across cohorts discussed in note B1.2. The changes in CSM amortisation result from changes both to the CSM and the discounting of the coverage units.

The pre-tax adjusted operating profit impacts for a decrease of 0.5 per cent and an increase of 1.0 per cent in interest rates were $(45) million and $25 million (2024: $(48) million and $21 million), respectively.

The pre-tax adjusted operating profit impacts for a decrease of 20 per cent and an increase of 10 per cent in equity/property market values were $(237) million and $99 million (2024: $(201) million and $85 million), respectively.

C6.2 Sensitivity to insurance risks

For insurance operations, adverse persistency experience can impact the overall IFRS profitability of certain types of business written. This risk is managed at a business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements or increased management focus on premium collection, as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features. The effects of these management actions have not been factored into the sensitivities below.

In addition, many of the business units are exposed to mortality and morbidity risk and changes in maintenance expense level.

Changes to the assumed levels of persistency, mortality, morbidity and expenses from that when the contract is first recognised will impact the overall profitability of the insurance contract. These risks are managed on a portfolio basis and reinsurance can be used to mitigate the risk the Group has. In particular for certain medical contracts, product repricing is a key management action that is embedded in the process to mitigate morbidity risk. A degree of medical product repricing is assumed to have been undertaken in the mortality and morbidity sensitivity results shown in the table below.

In terms of the impact on the Group's financial results, changes to shareholders' equity or profit or loss will occur over the life of the contract, as changes to future cash flows from altered assumptions are recognised as an increase or decrease of CSM (except for onerous contracts), which is then amortised to profit and loss (and hence shareholders' equity) over time.

Notes to the consolidated financial statements continued

The table below shows how the shareholders' equity and CSM would have increased or decreased if changes in the future assumptions in insurance risk that were reasonably possible at the reporting date had occurred. This analysis presents the sensitivities both before and after risk mitigation by reinsurance and assumes that the other variables remain constant.

	2025 $m			
	Net effect on shareholders' equity and profit after tax attributable to equity holders		**Net effect on CSM**	
Sensitivity to insurance risk:	**Gross of reinsurance**	**Net of reinsurance**	**Gross of reinsurance**	**Net of reinsurance**
Maintenance expenses – 10% increase	**(77)**	**(75)**	**(487)**	**(489)**
Lapse rates – 10% increase	**(152)**	**(110)**	**(1,620)**	**(1,775)**
Mortality and morbidity – 5% increase	**(115)**	**(105)**	**(813)**	**(341)**

	2024 $m			
	Net effect on shareholders' equity and profit after tax attributable to equity holders		Net effect on CSM	
Sensitivity to insurance risk:	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance
Maintenance expenses – 10% increase	(73)	(72)	(422)	(424)
Lapse rates – 10% increase	(97)	(72)	(1,435)	(1,593)
Mortality and morbidity – 5% increase	(110)	(108)	(689)	(269)

The pre-tax adjusted operating profit impacts, net of reinsurance, for a 10 per cent increase in maintenance expenses, a 10 per cent increase in lapse rates and a 5 per cent increase in mortality and morbidity were $(67) million, $(115) million and $(94) million (2024: $(67) million, $(105) million and $(97) million), respectively.

A 10 per cent decrease in the maintenance expense and lapse rate assumptions would have a broadly similar opposite effect on profit and shareholders' equity to the sensitivities shown above. The effect from a 5 per cent decrease in mortality and morbidity assumptions is dependent on the degree of product repricing assumed to have been undertaken.

C7 Tax assets and liabilities

Accounting policies on deferred tax are included in note B3. Deferred tax assets and deferred tax liabilities in the statement of financial position are offset at an entity level (or in some cases at a jurisdiction level where relevant tax grouping rules apply) as permitted under IAS 12.

C7.1 Current tax

At 31 December 2025, of the $77 million (31 December 2024: $31 million) current tax recoverable, the majority is expected to be recovered within 12 months of the reporting period.

At 31 December 2025, the current tax liability of $273 million (31 December 2024: $238 million) includes $77 million (31 December 2024: $95 million) of provisions for uncertain tax matters. Further detail is provided in note B3.2.

C7.2 Deferred tax

The statement of financial position contains deferred tax assets of $119 million (31 December 2024: $142 million) and deferred tax liabilities of $1,830 million (31 December 2024: $1,514 million), which are presented on a net basis in each of the categories below for the purpose of this movement analysis only:

	2025 $m			
	Net deferred tax liabilities (assets) at 1 Jan	**Movement in income statement**	**Other movements including foreign exchange movements**	**Net deferred tax liabilities (assets) at 31 Dec**
Unrealised losses or gains on investments	**148**	**71**	**6**	**225**
Balances relating to insurance and reinsurance contracts	**1,408**	**190**	**78**	**1,676**
Short-term temporary differences	**(60)**	**22**	**–**	**(38)**
Unused tax losses	**(124)**	**(20)**	**(8)**	**(152)**
Net deferred tax liabilities	**1,372**	**263**	**76**	**1,711**

	2024 $m			
	Net deferred tax liabilities (assets) at 1 Jan	Movement in income statement	Other movements including foreign exchange movements	Net deferred tax liabilities (assets) at 31 Dec
Unrealised losses or gains on investments	129	32	(13)	148
Balances relating to insurance and reinsurance contracts	1,170	260	(22)	1,408
Short-term temporary differences	(94)	28	6	(60)
Unused tax losses	(111)	(17)	4	(124)
Net deferred tax liabilities	1,094	303	(25)	1,372

At 31 December 2025, the Group has applied the mandatory exemption from recognising and disclosing information on deferred tax assets and liabilities in respect of Pillar Two income taxes as required by IAS 12 'Income Taxes'.

At 31 December 2025 the Group has unused tax losses and deductible temporary differences of $1,947 million (31 December 2024: $1,477 million) in respect of which no deferred tax asset has been recognised. Of the unrecognised amounts, $176 million (31 December 2024: $123 million) relates to unused tax losses that will expire within the next ten years (potential tax benefit: $39 million) and the remainder of $1,947 million (31 December 2024: $1,354 million) has no expiry date (potential tax benefit: $373 million).

Some of the Group's businesses are located in jurisdictions in which a withholding tax charge is incurred upon the distribution of earnings. At 31 December 2025, deferred tax liabilities of $344 million (31 December 2024: $262 million) have not been recognised in respect of such withholding taxes as the Group is able to control the timing of the distributions and it is probable that the timing differences will not reverse in the foreseeable future.

C8 Share capital, share premium and own shares

Shares are classified as equity when their terms do not create an obligation to transfer assets. Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of the shares, net of share issue costs, and the nominal value of the shares issued, is credited to share premium. Where the Group purchases shares for the purposes of employee incentive plans, the consideration paid, net of issue costs, is deducted from retained earnings. Upon issue or sale any consideration received is credited to retained earnings net of related costs.

Issued shares of 5p each fully paid	2025			2024		
	Number of ordinary shares	Share capital $m	Share premium $m	Number of ordinary shares	Share capital $m	Share premium $m
Balance at 1 Jan	**2,657,521,888**	**176**	**5,009**	2,753,520,756	183	5,009
Shares issued under share-based schemes	**5,162**	**–**	**2**	758,708	–	–
Shares issued under scrip dividends	**2,197,669**	**–**	**–**	2,813,929	–	–
Shares cancelled on repurchases/buybacks	**(111,510,940)**	**(7)**	**–**	(99,571,505)	(7)	–
Balance at 31 Dec	**2,548,213,779**	**169**	**5,011**	2,657,521,888	176	5,009

Options outstanding under save as you earn schemes to subscribe for shares at each year end shown below are as follows:

	Number of shares to subscribe for	Share price range from (in pence)	Share price range to (in pence)	Exercisable by year
31 Dec 2025	**1,529,193**	**520p**	**1,202p**	**2031**
31 Dec 2024	1,660,096	520p	1,202p	2030

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

(a) Purchases by employee share scheme trusts

The Group buys and sells Prudential plc shares ('own shares') in relation to its employee share schemes through the trusts established to facilitate the delivery of shares under employee incentive plans.

During the year, a total of 8.4 million shares (2024: 10.0 million shares) were acquired in relation to employee share schemes by the trusts and for members under employee share purchase plans. The cost of acquiring these shares, was $101.1 million (2024: $96.8 million). The cost in USD shown has been calculated from the share prices in the purchase currency (pound sterling or Hong Kong dollar) using the monthly average exchange rate for the month in which those shares were purchased. A portion of these share purchases were made on the Hong Kong Stock Exchange with the remainder being made on the London Stock Exchange. At 31 December 2025, 16.6 million (31 December 2024: 14.9 million) Prudential plc shares were held in the trusts.

(b) Share repurchase/buyback programmes by the Company

The Company made the following purchases during the years shown:

	2025 $m	2024 $m
Share repurchases to neutralise share scheme issuances	**–**	48
Share repurchases to neutralise impact of scrip dividend	**33**	23
Share buyback programme to return capital to shareholders (excluding costs)	**1,211**	785
Total cash paid on repurchases and buybacks (excluding costs)	**1,244**	856
Costs associated with buyback	**8**	4
Redemption liability/release associated with buyback	**(18)**	18
Total cost recognised in retained earnings on share repurchases and buybacks	**1,234**	878

The table below shows the details of the purchases on a monthly basis during 2025. The cost in USD shown has been calculated from the share prices in pounds sterling using the daily spot rate on which those shares were purchased.

		Share price		
	Number of shares	Low £	High £	Cost $
January	14,027,963	5.96	6.94	109,413,773
February	11,016,784	6.54	7.44	95,544,892
March	8,650,128	7.13	8.46	85,272,071
April	17,449,798	6.88	8.43	170,975,804
May	8,643,151	7.87	8.86	97,762,906
June	12,643,798	8.38	9.39	152,102,793
July	7,382,557	8.96	9.68	92,009,220
August	6,105,457	9.34	10.09	79,993,894
September	6,282,320	9.56	10.59	86,067,429
October	6,632,794	9.71	10.74	91,145,576
November	5,645,846	10.30	11.08	79,336,077
December	7,030,344	10.69	11.51	104,361,333
Total	111,510,940			1,243,985,768

On 23 June 2024, the Company announced a $2 billion share buyback programme to reduce the issued share capital of the Company in order to return capital to shareholders. The first tranche of $700 million was completed on 15 November 2024, followed by the second tranche of $800 million completed on 26 June 2025. The third and final tranche of $500 million was completed on 23 December 2025. On 6 January 2026, the Company announced the launch of a new $1.2 billion share buyback programme as described in note D3.

As at 31 December 2025, 201.4 million ordinary shares in aggregate have been repurchased under the $2 billion share buyback programme for a total consideration of $1,996 million excluding costs. In 2025, 109.3 million ordinary shares were purchased for a total consideration of $1,211 million, excluding costs of $8 million.

In December 2025, the Company completed a share buyback programme to offset dilution from the issue of shares under its scrip dividend alternative. The Company repurchased 2.2 million ordinary shares in aggregate for a total consideration of $33 million.

All of these share purchases were made on the London Stock Exchange, their associates, and/or other regulated exchanges in the UK and the shares purchased were cancelled after settlement. The nominal value of the shares cancelled in 2025 was $7 million. On cancellation, the nominal value was transferred from the share capital to the capital redemption reserve account.

Other than as disclosed above, the Company and its subsidiaries did not purchase, sell or redeem any Prudential plc listed securities during 2025.

C9 Capital

C9.1 Group objectives, policies and processes for managing capital

Capital measure

The Group manages its Group GWS capital resources as its measure of capital. At 31 December 2025, estimated Group shareholder GWS capital resources is $27.6 billion (31 December 2024: $24.8 billion).

External capital requirements

Prudential plc is subject to the Group-wide Supervision (GWS) Framework issued by the Hong Kong Insurance Authority (IA).

Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The GWS eligible group capital resources are determined by the summation of capital resources across local solvency regimes for regulated entities and IFRS shareholders' equity, with adjustments where applicable, for non-regulated entities.

More details on Group capital are given in section I(i) in the Additional unaudited financial information section.

Meeting of capital management objectives

The GWS group capital adequacy requirements have been met since the GWS Framework became effective for Prudential upon designation. This includes maintaining total eligible group capital resources in excess of the Group Prescribed Capital Requirement (GPCR) of the supervised group and maintaining Tier 1 group capital resources in excess of the Group Minimum Capital Requirement (GMCR) of the supervised group.

The Group's capital management framework focuses on achieving sustainable, profitable growth and maintaining a resilient balance sheet, with a disciplined approach to active capital allocation.

As well as holding sufficient capital to meet GWS requirements at Group level, the Group also closely manages the cash it holds within its central holding companies so that it can:

- Maintain flexibility and absorb shock events;
- Cover central costs;
- Invest in core capabilities;
- Fund returns to shareholders, for example through dividends and share buybacks; and
- Fund new opportunities where there is a good strategic fit.

More details on holding company cash flows and balances are given in section I(iv) in the Additional unaudited financial information section.

The Group monitors regulatory capital, economic capital and rating agency capital metrics and manages the business within its risk appetite by remaining within its economic and regulatory capital limits. Reserve adequacy testing under a range of scenarios and dynamic solvency testing is carried out, including under certain scenarios mandated by the local regulators.

The sensitivity of liabilities and other components of total capital vary depending upon the type of business concerned and this conditions the approach to asset/liability management.

C9.2 Local capital regulations

(a) Insurance operations

For regulated insurance entities, the capital resources and required capital included in the GWS capital measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. The local valuation basis for the assets, liabilities and capital requirements of significant insurance operations are set out below.

Mainland China

A risk-based capital, risk management and governance framework, known as the China Risk Oriented Solvency System (C-ROSS), applies in Mainland China.

Under C-ROSS, insurers are required to maintain a core solvency ratio (core capital over minimum capital) and a comprehensive solvency ratio (capital resources over minimum capital) of not lower than 50 per cent and 100 per cent, respectively.

The actual capital is the difference between the admitted assets and admitted liabilities with trading and available-for-sale assets marked-to-market and other assets at book value. Policyholder liabilities are based on a gross premium valuation method using best estimate assumptions with a separate risk margin, where the discount rate used to calculate policyholder liabilities is set with reference to historic average risk-free rates over a 3-year period.

C-ROSS Phase II regulations became effective in 2022. The main updates to the local regulation were to introduce explicit tiering and admissibility rules on negative reserves in the capital resources and further updates to the risk calibrations used in calculating capital requirements. A transition period allowed insurers to implement the rules in stages before full implementation of the new regime was required from 2026 onwards.

Hong Kong

Prudential Hong Kong Limited applies the risk-based capital regime (HK RBC). The HK RBC framework requires liabilities to be based on a gross premium valuation method using best estimate assumptions and capital requirements to be risk-based.

Indonesia

Solvency capital is determined using a risk-based capital approach. The capital resources are based on assets that are marked-to-market, with policyholder liabilities based on a gross premium valuation method using best estimate assumptions with a suitable margin for prudence. Liabilities are zeroised at policy level (ie negative liabilities are not permitted at a policy level). For unit-linked policies, an unearned premium reserve is established.

Malaysia

A risk-based capital (RBC) framework applies in Malaysia. The local regulator, Bank Negara Malaysia (BNM), has set a Supervisory Target Capital Level of 130 per cent, below which supervisory actions of increasing intensity will be taken. Each insurer is also required to set its own Individual Target Capital Level to reflect its own risk profile and this is expected to be higher than the Supervisory Target Capital Level.

The capital resources are based on assets that are marked to market, with policyholder liabilities based on a gross premium valuation method using best estimate assumptions with a suitable margin for prudence. Liabilities are zeroised at a fund level (ie negative liabilities are not permitted at fund level). The BNM initiated a review of its RBC framework for insurers and Takaful operators in 2021. A review of the capital adequacy requirements initiated in 2024 is ongoing, with the aim to improve the consistency of risk-based capital measurements and align to global capital standards. The BNM is expected to release the final policy document on the updated RBC framework in the second half of 2026, where quantitative impact studies and parallel results are expected to be produced prior to implementation.

Singapore

A risk-based capital framework applies in Singapore. The local regulator, Monetary Authority of Singapore (MAS), has the authority to direct insurance companies to satisfy additional capital adequacy requirements in addition to those set forth under the Singapore Insurance Act, if considered appropriate. The capital resources are based on assets that are marked to market, with policyholder liabilities based on a gross premium valuation method using best estimate assumptions with a suitable margin for prudence. The updated risk-based capital framework (RBC2) permits the recognition of a prudent allowance for negative reserves in the capital resources.

Growth markets

Details on the more significant changes expected to the local solvency regimes in individual growth markets are summarised below.

Taiwan

A risk-based capital (RBC) framework has applied in Taiwan since 2003. The local regulator, the Financial Supervisory Commission (FSC) has introduced a new capital framework namely the Taiwan-localised Insurance Capital Standard (T-ICS), effective from 1 January 2026. Subject to a number of localised adjustments, this framework broadly aligns to the global Insurance Capital Standard (ICS) adopted by the International Association of Insurance Supervisions (IAIS).

The T-ICS framework requires liabilities to be based on a gross premium valuation method using best estimate assumptions and capital requirements to be risk-based, which results in the release of prudent regulatory margins included in the current liabilities (which are based on a net premium valuation) and an increase in required capital. The change is expected to be beneficial to the local solvency position.

(b) Asset management operations – regulatory and other surplus

Certain asset management subsidiaries of the Group are subject to local regulatory requirements. The movement in the year of the estimated surplus regulatory capital position (over the GPCR) of those subsidiaries, combined with the movement in the IFRS basis shareholders' equity for unregulated asset management operations, is as follows:

	2025 $m	2024 $m
Balance at 1 Jan	**500**	497
Gains (losses) during the year	**299**	204
Movement in capital requirement	**(14)**	8
Net distributions made to the parent company	**(213)**	(191)
Exchange and other movements	**(85)**	(18)
Balance at 31 Dec	**487**	500

C9.3 Transferability of capital resources

The amounts retained within the insurance companies are at levels that provide an appropriate level of capital strength in excess of the local regulatory minimum capital requirements. The businesses may, in general, remit dividends to parent entities, provided the statutory insurance fund meets the local regulatory solvency requirements and there are sufficient unrestricted statutory accounting profits. For with-profits funds, the excess of assets over liabilities is retained within the funds, with distribution to shareholders tied to the shareholders' share of declared bonuses.

Capital resources of the non-insurance business units are transferable after taking account of an appropriate level of operating capital, based on local regulatory solvency and accounting requirements, where relevant.

C10 Property, plant and equipment

Property, plant and equipment comprise Group occupied properties and tangible assets. Property, plant and equipment also include right-of-use assets for operating leases of properties occupied by the Group and leases of equipment and other tangible assets. Property, plant and equipment, including the right-of-use assets under operating leases, are generally held at cost less cumulative depreciation calculated using the straight-line method, and impairment charge. Owner occupied properties held by the Group's Singapore business that are underlying items of direct participating contracts under IFRS 17 are measured at fair value.

	31 Dec 2025 $m	31 Dec 2024 $m
Property, plant and equipment held at cost [note (a)]	**502**	391
Owner occupied properties held at fair value [note (b)]	**28**	26
Total property, plant and equipment	**530**	417

Notes to the consolidated financial statements continued

(a) Property, plant and equipment held at cost

A reconciliation of the carrying amount of the Group's property, plant and equipment held at cost from the beginning to the end of the years shown is as follows:

	2025 $m				2024 $m			
	Group occupied property	Tangible assets	Right-of-use assets	Total	Group occupied property	Tangible assets	Right-of-use assets	Total
Balance at 1 Jan								
Cost	**35**	**497**	**782**	**1,314**	24	495	683	1,202
Accumulated depreciation	**(7)**	**(371)**	**(545)**	**(923)**	(8)	(380)	(467)	(855)
Opening net book amount	**28**	**126**	**237**	**391**	16	115	216	347
Additions	**–**	**104**	**137**	**241**	20	81	51	152
Depreciation charge	**(1)**	**(51)**	**(98)**	**(150)**	–	(40)	(94)	(134)
Disposals, impairment and lease modifications	**–**	**(8)**	**10**	**2**	(8)	(29)	67	30
Effect of movements in exchange rates	**2**	**4**	**12**	**18**	–	(1)	(3)	(4)
Balance at 31 Dec	**29**	**175**	**298**	**502**	28	126	237	391
Representing:								
Cost	**38**	**578**	**775**	**1,391**	35	497	782	1,314
Accumulated depreciation	**(9)**	**(403)**	**(477)**	**(889)**	(7)	(371)	(545)	(923)
Closing net book amount	**29**	**175**	**298**	**502**	28	126	237	391

Right-of-use assets

The Group does not have any right-of-use assets that would meet the definition of investment property. As at 31 December 2025, total right-of-use assets comprised $284 million (31 December 2024: $222 million) of property and $14 million (31 December 2024: $15 million) of non-property assets.

Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximise operational flexibility in terms of managing the assets used in the Group's operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. The Group assesses at lease commencement whether it is reasonably certain to exercise the option. This assertion is revisited if there is a material change in circumstances. As at 31 December 2025, the undiscounted value of lease payments beyond the break period not recognised in the lease liabilities is $205 million (31 December 2024: $152 million).

The Group has non-cancellable property subleases, which have been classified as operating leases under IFRS 16. The sublease rental income received in 2025 for the leases is $5 million (2024: $2 million).

(b) Owner occupied properties held at fair value

Upon the adoption of IFRS 17, the Group has elected to measure the owner occupied properties held by the participating funds of its Singapore business at fair value from the transition date. The fair value of these properties is based on market values as assessed by professionally qualified external valuers or by the Group's qualified surveyors and classified as level 3 under the fair value measurement hierarchy, similar to investment properties.

(c) Capital expenditure: property, plant and equipment by segment

The capital expenditure on property, plant and equipment excluding right-of-use assets in 2025 of $104 million (2024: $101 million) arose by segment as follows:

	2025 $m	2024 $m
Hong Kong	**39**	41
Indonesia	**7**	4
Malaysia	**2**	2
Singapore	**25**	24
Growth markets and other	**29**	21
Eastspring	**1**	7
Total segment	**103**	99
Unallocated to a segment (central operations)	**1**	2
Total capital expenditure on property, plant and equipment	**104**	101

D Other information

D1 Contingencies and related obligations

Litigation and regulatory proceedings

The Group is involved in various litigation and regulatory proceedings from time to time. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Group believes that the ultimate outcome of any current or pending matters will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

Guarantees

The Group has provided guarantees and commitments to third parties entered into in the normal course of business and the Company has guaranteed public debt securities issued by one of its wholly-owned subsidiaries, Prudential Funding (Asia) PLC. The Group considers the likelihood of outflows arising under such guarantees and commitments as remote.

Intra-group capital support arrangements

Prudential has provided undertakings to the regulators of its Hong Kong life subsidiary, Prudential Hong Kong Limited, to formalise the circumstances regarding their solvency levels in which intra-group capital support will be provided by Prudential. Other intra-group transactions are discussed in note D4 below.

D2 Ownership interest in Prudential Assurance Malaysia Berhad

Settlement reached in Malaysian dividend dispute

On 31 July 2025, Prudential announced that it has reached a full and final settlement regarding a dividend claim made by Detik Ria Sdn Bhd ('Detik Ria'), the 49 per cent shareholder in Sri Han Suria Sdn Bhd ('SHS'), the holding company of Prudential Assurance Malaysia Berhad ('PAMB').

Detik Ria had initiated legal proceedings against Prudential in April 2025 regarding dividends for the equivalent of approximately $830 million plus interest at a rate of 5 per cent. As a result of the settlement, the equivalent of $83 million was paid to Detik Ria by way of a dividend from SHS, which was paid out of existing resources. In addition, Prudential has waived the equivalent of $33 million which was owed by Detik Ria to one of Prudential's subsidiaries as a result of the Federal Court decision disclosed in the Group's consolidated financial statements for the year ended 31 December 2024.

All proceedings in respect of the dispute have been withdrawn. The settlement also provides for a mutual release of all liability from all ongoing claims and parties have agreed not to raise new claims for historic matters. It is governed by the laws of England and Wales and subject to Singapore arbitration.

In aggregate, the effect of the settlement was a small increment to the Group's shareholder equity, which has been reflected in these consolidated financial statements.

Increase in ownership interest in January 2026

On 22 January 2026, the Company announced that Prudential Corporation Holdings Limited, a wholly-owned subsidiary of the Group, had signed an agreement to acquire a further 19 per cent of Sri Han Suria Sdn. Bhd. (SHS), the holding company that owns Prudential Assurance Malaysia Berhad (PAMB) from Detik Ria Sdn. Bhd. (Detik Ria) for RM1.52 billion (approximately $375 million using the exchange rate on 21 January 2026 midday (Hong Kong time). The transaction was completed on 30 January 2026. PAMB is the Group's conventional life insurance business in Malaysia. This transaction, which has been approved by Bank Negara Malaysia, increases the Group's stake in SHS from 51 per cent to 70 per cent.

The Group will continue to consolidate the business of PAMB as a subsidiary controlled by the Group. Further, the Group's operating performance metrics continue to be presented before the effect of non-controlling interests in line with the Group's policy. The proportion of profit after tax and equity of the conventional life insurance business in Malaysia attributed to non-controlling interests in the 2026 consolidated financial statements will reflect a reduction in Detik Ria's non-controlling interest in SHS from 49 per cent to 30 per cent.

D3 Post balance sheet events

Dividends

The 2025 second interim dividend approved by the Board of Directors after 31 December 2025 is described in note B5.

$1.2 billion share buyback programme

On 6 January 2026, the Company announced the commencement of a new share buyback programme up to a maximum aggregate amount of $1.2 billion to reduce the issued share capital of the Company in order to return capital to shareholders comprising $500 million of recurring capital returns and $700 million of net proceeds from the IPO of ICICI Prudential Asset Management Company Limited. The balance of the net proceeds from the IPO will be returned to shareholders during 2027. It is intended that the announced buyback programme will be completed by no later than 18 December 2026.

Increase in ownership interest in Prudential Assurance Malaysia Berhad

The Group signed an agreement on 22 January 2026 to acquire a further 19 per cent interest in the conventional life insurance business in Malaysia, as described in note D2.

D4 Related party transactions

Transactions between the Company and its subsidiaries or intra-group transactions are eliminated on consolidation. Intra-group transactions of the Group mainly related to a limited number of loans, guarantees or services provided by the Company to or from other business units, or between business units, including investment management services provided by the Group's asset managers to the insurance operations businesses as shown in note B1.4. All intra-group transactions are subject to the same internal approval framework as external transactions. Given the nature of the Group's business, there has historically been limited interconnectedness across the Group. The Group reviews its recovery plan (that also covers intra-group transactions and the level of the Group's interconnectivity risk) on an annual basis and details the remedial actions that could be used to restore financial strength and viability if the Group were to come under severe stress.

The Company has transactions and outstanding balances with collective investment schemes and similar entities that are not consolidated and where a Group company acts as manager, which are regarded as related parties for the purposes of IAS 24. The balances are included in the Group's statement of financial position at fair value or amortised cost in accordance with IFRS 9 classifications with the corresponding amounts included in the income statement. The transactions include amounts paid on issue of shares or units, amounts received on cancellation of shares or units, distributions received and amounts paid in respect of the periodic charge and administration fee.

There are no material transactions between the Group's joint ventures and associates which are accounted for on an equity method basis, and other Group companies, except for the $174 million cash advanced in 2024 to the Group's life joint venture in Mainland China that has subsequently been converted into a capital injection in 2025. There were no other transactions with related parties during the year ended 31 December 2025 that have had a material effect on the results or financial position of the Group.

Key management personnel of the Company, as described in note B2.3, may from time to time purchase insurance or asset management products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons. In 2025 and 2024, transactions with key management personnel were not deemed to be significant both by virtue of their size and in the context of the individuals' financial positions. All of these transactions were on terms broadly equivalent to those that prevailed in arm's-length transactions. Key management remuneration is disclosed in note B2.3.

Additional details on the Directors' interests in Prudential plc shares, transactions or arrangements are given in the Directors' remuneration report.

D5 Commitments

The Group has provided, from time to time, certain commitments to third parties.

At 31 December 2025, the Group had $6,691 million unfunded commitments (31 December 2024 $3,293 million) primarily related to alternative investment funds in Asia.

D6 Investments in subsidiary undertakings, joint ventures and associates

D6.1 Basis of consolidation

The Group consolidates those investees it is deemed to control. The Group has control over an investee if all three of the following are met:

- It has power over an investee;
- It is exposed to, or has rights to, variable returns from its involvement with the investee; and
- It has the ability to use its power over the investee to affect its own returns.

(a) Subsidiaries

Subsidiaries are those investees that the Group controls. The majority of the Group's subsidiaries are corporate entities.

The Group performs a reassessment of consolidation whenever there is a change in the substance of the relationship between the Group and an investee. Where the Group is deemed to control an entity, it is treated as a subsidiary and its results, assets and liabilities are consolidated. Where the Group holds a minority share in an entity with no control over the entity, the investments are carried at fair value within financial investments in the Consolidated statement of financial position.

(b) Joint ventures and associates

Joint ventures are joint arrangements arising from a contractual agreement whereby the Group and other investors have joint control of the net assets of the arrangement. In a number of these arrangements, the Group's share of the underlying net assets may be less than 50 per cent but the terms of the relevant agreement make it clear that control is jointly exercised between the Group and the third party. Associates are entities over which the Group has significant influence but does not control. Generally, it is presumed that the Group has significant influence if it holds between 20 per cent and 50 per cent voting rights of an entity.

With the exception of those referred to below, the Group accounts for its investments in joint ventures and associates using the equity method of accounting. The Group's share of profit or loss of its joint ventures and associates is recognised in the income statement and its share of movements in other comprehensive income is recognised in other comprehensive income. The equity method of accounting does not apply to investments in joint ventures and associates held by the Group's insurance or investment funds, including collective investment schemes which, as allowed by IAS 28 'Investments in Associates and Joint Ventures', are carried at FVTPL.

(c) Structured entities

Structured entities are those that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. Voting rights relate to administrative tasks. Relevant activities are directed by means of contractual arrangements. The Group invests in

both consolidated and unconsolidated structured entities including investment vehicles such as collective investment schemes, collateralised debt obligations, mortgage-backed securities and similar asset-backed securities.

Collective investment schemes
The Group invests in collective investment schemes, that invest mainly in equities, bonds, cash and cash equivalents and properties. In assessing control under IFRS 10 'Consolidated Financial Statements', the Group determines whether it is acting as principal or agent and the variable returns from its involvement with these entities. The Group's percentage ownership in these entities can fluctuate on a daily basis according to the participation of the Group and other investors.

Where the entity is managed by a Group asset manager:

- Where the Group's ownership holding in the entity exceeds 50 per cent, the Group is judged to have control over the entity;
- Where the Group's ownership holding in the entity is between 20 per cent and 50 per cent, the facts and circumstances of the Group's involvement in the entity are considered, including the rights to any fees earned by the asset manager, in forming a judgement as to whether the Group has control over the entity; and
- Where the Group's ownership holding in the entity is less than 20 per cent, the Group is judged to not have control over the entity.

Where the entity is managed by an asset manager outside the Group, an assessment is made of whether the Group has existing rights that gives it the ability to direct the current activities of the entity and therefore control the entity. In assessing the Group's ability to direct an entity, the Group considers its ability relative to other investors.

Where the Group is deemed to control an entity, it is treated as a subsidiary and is consolidated, with the interests of investors other than the Group being classified as liabilities, and presented within 'Net asset value attributable to unit holders of consolidated investment funds'.

Where the Group does not control these entities (where the Group is deemed to be acting as an agent under IFRS 10) and they do not meet the definition of associates, they are carried at FVTPL within financial investments in the Consolidated statement of financial position.

Where the Group's asset manager sets up investment funds as part of its asset management operations, unless the Group also participates in the ownership holding of the entities, the Group's interest is limited to the fees charged to manage the assets of such entities. With no participation in ownership holding of these entities, the Group does not retain risks associated with investment funds. For these investment funds, the Group is not deemed to control the entities but deemed to be acting as an agent.

The Group generates returns and retains the ownership risks in these investment vehicles commensurate to its participation and does not have any further exposure to the residual risks of these investment vehicles.

Other structured entities
The Group holds investments in mortgage-backed securities, collateralised debt obligations and similar asset-backed securities, the majority of which are actively traded in a liquid market.

The Group consolidates the vehicles that hold the investments where the Group is deemed to control the vehicles. When assessing control over the vehicles, the factors considered include the purpose and design of the vehicle, the Group's exposure to the variability of returns and the scope of the Group's ability to direct the relevant activities of the vehicle including any kick-out or removal rights that are held by third parties. The outcome of the control assessment is dependent on the terms and conditions of the respective individual arrangements.

The majority of such vehicles are not consolidated. In these cases, the Group is not the sponsor of the vehicles in which it holds investments and has no administrative rights over the vehicles' activities. The Group generates returns and retains the ownership risks commensurate to its holding and its exposure to the investments and does not have any further exposure to the residual risks or losses of the investments or the vehicles in which it holds investments. Accordingly, the Group does not have power over the relevant activities of such vehicles and all are carried at FVTPL within financial investments in the Consolidated statement of financial position.

The table below provides aggregate carrying amounts of the investments in unconsolidated structured entities reported in the Group's Consolidated statement of financial position:

	31 Dec 2025 $m		31 Dec 2024 $m	
Consolidated statement of financial position line items	**Investment funds**	**Other structured entities**	Investment funds	Other structured entities
Equity securities and holdings in collective investment schemes	**51,549**	**–**	47,701	–
Debt securities	**–**	**542**	–	216
Total investments in unconsolidated structured entities	**51,549**	**542**	47,701	216

The Group's maximum exposure to loss related to the interest in unconsolidated structured entities is limited to the carrying value in the Consolidated statement of financial position and the unfunded investment commitments provided by the Group (see note D5).

During the year, the Group receives dividend and interest income from its investments in these unconsolidated structured entities. Where the Group's asset manager manages these entities, such as the collective investment schemes, the Group also receives asset management fees from these entities.

As at 31 December 2025 and 2024, the Group did not have an agreement, contractual or otherwise, or intention to provide financial support to structured entities (both consolidated and unconsolidated) that could expose the Group to a loss.

D6.2 Dividend restrictions and minimum capital requirements

Certain Group entities are subject to restrictions on the amounts of funds they may transfer in the form of cash dividends or otherwise to the parent company.

Under UK company law, UK companies can only declare dividends if they have sufficient distributable reserves.

The Group's subsidiaries, joint ventures and associates may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations and has sufficient distributable reserves. Further details on local capital regulations in certain Asia operations are provided in note C9.2.

D6.3 Investments in joint ventures and associates

Joint ventures represent arrangements where the controlling parties through contractual or other agreement have the rights to the net assets of the arrangements. The Group has insurance joint ventures in Mainland China with CITIC Group, and the Takaful insurance joint venture in Malaysia. In addition, there is an asset management joint venture in Hong Kong with Bank of China International Holdings Limited (BOCI) and until December 2025 an asset management joint venture in India with ICICI Bank (see below). For the Group's joint ventures that are accounted for using the equity method, the net-of-tax results of these operations are included in the Group's profit before tax.

The Group's associates, which are also accounted for using the equity method, include the insurance entity in India and from December 2025 following the IPO (see below), the asset management company in India. ICICI Bank is the majority shareholder of both of these associates in India.

On 19 December 2025, the asset management entity in India, ICICI Prudential Asset Management Company Limited (IPAMC), completed its IPO and was listed on BSE Limited and the National Stock Exchange of India Limited. The IPO was priced at INR2,165 per equity share indicating a market capitalisation for IPAMC of INR1,070 billion (approximately $11.8 billion based on the exchange rate at the time of listing).

In connection with this IPO, the Group sold 48,972,994 IPAMC shares at a price per share of INR2,165. The Group retains a 34.59 per cent stake in IPAMC post-listing, reduced from a pre-listing stake of 49 per cent. The Group has announced its intention to return the net proceeds in connection with this IPO including the pre-IPO private placement of approximately $1.4 billion (net of applicable fees and other costs, including any tax chargeable) to Prudential shareholders, subject to regulatory and shareholder approvals where required.

Following its listing and consequent amendments to the shareholder agreement, the Group ceased to exercise joint control over the asset management business in India but retained significant influence. Therefore the retained investment has been re-classified as an associate from December 2025, and continues to be accounted for using the equity method.

In addition, the Group has investments in collective investment schemes, funds holding collateralised debt obligations and property funds where the Group has significant influence. As allowed under IAS 28, these investments are accounted for on an FVTPL basis. The aggregate fair value of associates accounted for at FVTPL, for which published price quotations were available, is approximately $0.7 billion at 31 December 2025 (31 December 2024: $0.6 billion).

For joint ventures and associates accounted for using the equity method, the 12-month financial information of these investments for the years ended 31 December 2025 and 2024 (covering the same period as that of the Group) has been used in these consolidated financial statements.

The Group's share of the profit for shareholder-backed business (including short-term interest rate and other market fluctuations), net of related tax, in joint ventures and associates that are equity accounted for as shown in the Consolidated income statement, is allocated across segments as follows with the related tax of the life joint ventures and associates included in the Growth markets and other segment:

	2025 $m	2024 $m
Mainland China	(24)	159
Malaysia	35	21
Growth markets and other [note]	129	104
Insurance operations	140	284
Eastspring	224	193
Total segment and Group total	**364**	477

Note
For growth markets and other, as well as the segment results for associates and joint ventures within the segment, the amount shown includes taxes for all life joint ventures and associates, which is less than $1 million in 2025 (2024: charge of $(44) million).

There is no other comprehensive income in the joint ventures and associates other than the foreign exchange differences that arise from translating the associates and joint ventures into the Group's presentation currency. There has been no unrecognised share of losses of a joint venture or associate that the Group has stopped recognising in total comprehensive income.

The Group's interest in joint ventures and associates gives rise to no contingent liabilities or capital commitments that are material to the Group.

CITIC-Prudential Life Insurance Company (Mainland China)

CITIC-Prudential Life Insurance Company, the Group's Mainland China segment, is a joint venture with the CITIC Group in which the Group owns a 50 per cent interest. The joint venture is incorporated in China and is principally engaged in underwriting insurance and investment contracts. The summarised financial information for this entity, which is considered to be a material joint venture to the Group, is set out below. The financial information represents the entity's financial statements prepared in accordance with Group's IFRS accounting policies, on a 100 per cent basis, for the years shown:

Statement of financial position	31 Dec 2025 $m	31 Dec 2024 $m
Total assets	**40,647**	36,344
Total liabilities (including non-controlling interest) note	**38,259**	34,452
Shareholders' equity	**2,388**	1,892
The above amounts of assets and liabilities include the following:		
Cash and cash equivalents	**1,934**	1,374
Financial liabilities (excluding trade and other payables and provisions)	**2,166**	1,835

Note
The Group's 50 per cent share of the Mainland China joint venture's insurance and reinsurance contract balances are shown in the analysis of insurance and reinsurance contract balances by segment in note C3.3(c).

Income statement	2025 $m	2024 $m
Revenue	**2,358**	3,491
Profit for the year after tax	**6**	282
The above profit for the year includes the following:		
Depreciation and amortisation	**(43)**	(38)
Interest income	**615**	582
Interest expense	**(34)**	(2)
Income tax credit (charge)	**54**	(36)

The summarised financial information above is reconciled to the carrying amount of the Group's interest in the joint venture recognised in the consolidated financial statements as follows:

	31 Dec 2025 $m	31 Dec 2024 $m
Net assets of the Mainland China joint venture as shown above (100) %	**2,388**	1,892
Proportion owned by the joint venture partner (50) %	**1,194**	946
Carrying amount of the Group's interest in the joint venture (50) %	**1,194**	946

The Group has received no dividends from the Mainland China joint venture in 2025 (2024: nil) and made capital injections into the Mainland China joint venture as discussed in note D4.

At 31 December 2025, the Group's investments in joint ventures and associates accounted for using the equity method are $2,763 million (31 December 2024: $2,412 million), of which $1,194 million (31 December 2024: $946 million) relates to the Group's interest in Mainland China, as discussed above. The aggregate carrying amount of the Group's investments in the other joint ventures and associates accounted for using the equity method is $1,569 million (31 December 2024: $1,466 million).

D6.4 Related undertakings

In accordance with Section 409 of the Companies Act 2006, a list of Prudential Group's subsidiaries, joint ventures, associates and significant holdings (being holdings of more than 20 per cent) is disclosed below, along with the classes of shares held, the registered office address and the effective percentage of equity owned at 31 December 2025. The Group also operates through branches, none of which are significant.

The definitions of a subsidiary undertaking, joint venture and associate in accordance with the Companies Act 2006 are different from the definition under IFRS Standards. As a result, the related undertakings included within the list below may not be the same as the undertakings consolidated in the Group consolidated financial statements. The Group's consolidation policy is described in note D6.1.

Simplified corporate structure as at 31 December 2025


Prudential plc
Prudential Corporation Asia Limited
Prudential Group Holdings Limited and subsidiaries
CITIC-Prudential Life Insurance Company Limited (Mainland China life joint venture)
Prudential Hong Kong Limited
Prudential General Insurance Hong Kong Limited
PT Prudential Life Assurance
PT Prudential Sharia Life Assurance
(Indonesia)
Prudential Assurance Malaysia Berhad
Prudential BSN Takaful Berhad
Prudential Assurance Company Singapore (Pte) Limited
Eastspring Investments Group Pte. Ltd and subsidiaries
Growth markets and other entities
(including Africa, Cambodia, India, Laos, Myanmar, the Philippines, Taiwan, Thailand, Vietnam)
Prudential International Treasury Limited
Prudential Funding (Asia) plc

Other than Prudential Hong Kong businesses, Prudential International Treasury Limited and Prudential Funding (Asia) plc, other entities shown above are indirectly held by Prudential Corporation Asia Limited.

Direct subsidiary undertakings of the parent company, Prudential plc (shares held directly or via nominees)

Key to share classes:

Abbreviation	Class of share held
LBG	Limited by Guarantee
MI	Membership Interest
MI – WFOE	Membership Interest of a Wholly Foreign Owned Enterprise in Mainland China
MI – JV	Membership Interest of a Sino-Foreign Equity Joint Venture in Mainland China
OS	Ordinary Shares
PI	Partnership Interest
PS	Preference Shares
U	Units

Name of entity	Classes of shares held	Proportion held	Registered office address
Prudential Corporation Asia Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Group Holdings Limited	OS	100.00%	5th Floor, 10 Old Bailey, London, EC4M 7NG, United Kingdom

Other subsidiaries, joint ventures, associates and significant holdings of the Group – no shares held directly by the parent company (Prudential plc) or its nominees

Name of entity	Classes of shares held	Proportion held	Registered office address
Aberdeen Cash Creation Fund	U	47.05 %	28th Floor Bangkok City Tower, 179 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand
Aberdeen Standard Global Opportunities Fund	U	28.84 %	7 Straits View, #23-04, Marina One East Tower, Singapore 018936
Aberdeen Standard Singapore Equity Fund	U	62.05 %	
ABRDN India Opportunities Fund	U	30.79 %	
Alternatives North America, Ltd.	U	100.00 %	PO Box 1093, Queensgate House, Grand Cayman, KY1-1102, Cayman Islands
ARDIAN Prudential Infrastructure Sub-Fund	U	99.99 %	1 Temasek Avenue, #36-01 Millenia Tower, Singapore 039192
ARDIAN Prudential PE Sub-Fund	U	99.99 %	
ARDIAN Prudential RE Sub-Fund	U	99.99 %	
ATRAM - PRUINVEST PHP Liquid Fund	U	90.51 %	8th Floor 8 Rockwell Building, Metro Manila Manila, Philippines
ATRAM Global Technology Feeder Fund	U	21.18 %	
ATRAM Philippine Equity Index Tracker Fund - Class V	U	96.88 %	
Barings International Umbrella Fund-Barings Global Balanced Fund	U	40.28 %	21st Floor, No. 333, Sec. 1, Keelong Rd, Taipei
Blackrock Global Funds Systematic Global Equity High Income Fund	U	35.10 %	Twenty Anson, #18-01, 20 Anson Road, Singapore 079912
BOCHK Aggressive Growth Fund	U	43.66 %	27th Floor, Bank of China Tower, 1 Garden Road, Hong Kong
BOCHK Balanced Growth Fund	U	37.26 %	
BOCHK China Equity Fund	U	53.67 %	
BOCHK Conservative Growth Fund	U	43.51 %	
BOCHK US Dollar Money Market Fund	U	25.81 %	
BOCI-Prudential Asset Management Limited	OS	36.00 %	
BOCI-Prudential Trustee Limited	OS	36.00 %	Suites 1501-1507 & 1513-1516, 15th Floor, 1111 King's Road, Taikoo Shing, Hong Kong
BSP Debt Fund V Unlevered (Non US) LP	U	52.79 %	c/o Benefit Street Partners LLC, New York, New York 10019
Capital East Millennium Equity Fund	U	21.23 %	105, Taipei City, Songshan District, Dongxing Rd, No.8 8F
Cathay High Yield EX China Cash Pay 1-5 Year 2 % Issuer Capped ETF	U	77.09 %	6th Floor, No.39, Sec.2, Dunhua South. Rd., Taipei, Taiwan
CITIC-Prudential Fund Management Company Limited	MI - JV	49.00 %	19th Floor, No. 16, Yincheng Road, China (Shanghai) Pudong New Area, Shanghai, China
CITIC-Prudential Life Insurance Company Limited	MI - JV	50.00 %	Room 1101-A, 1201, 1301, 1401, 1501, 1601, 1701, 1801, Unit 01, Building 1, No. B2, North Road of East Third Ring Road, Chaoyang District, Beijing, PRC,100027, China
Eastspring Al-Wara' Investments Berhad	OS	100.00 %	Level 25, Menara Hong Leong, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Wilayah Persekutuan, Malaysia
Eastspring Asia Pacific High Yield Equity Fund	U	55.61 %	4th Floor, No.1, Songzhi Rd., Xinyi Dist., Taipei, Taiwan
Eastspring Asset Management (Thailand) Co., Ltd.	OS	59.50 %	944 Mitrtown Office Tower, 9th Floor, Rama 4 Road, Wangmai, Pathumwan, Bangkok 10330, Thailand
Eastspring Global Private Credit Fund	U	99.99 %	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Global Real Assets & Private Equity Fund	U	99.99 %	
Eastspring Global Real Estate Fund	U	99.99 %	
Eastspring Global Technology Fund	U	23.69 %	944 Mitrtown Office Tower, 9th floor, Rama 4 road, Wangmai Pathumwan, Bangkok 10330, Thailand

Notes to the consolidated financial statements continued

Name of entity	Classes of shares held	Proportion held	Registered office address
Eastspring Investment Management (Shanghai) Company Limited	MI - WFOE	100.00%	Unit 2901, 29th Floor Azia Center, 1233 Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone, Shanghai, 200120, China
Eastspring Investments - Asia Select Bond Fund	U	97.15%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments - Asia Opportunities Equity Fund	U	99.99%	
Eastspring Investments - Asia Pacific Equity Fund	U	99.98%	
Eastspring Investments - Asian Bond Fund	U	97.03%	
Eastspring Investments - Asian Dynamic Fund	U	97.55%	
Eastspring Investments - Asian Equity Fund	U	99.21%	
Eastspring Investments - Asian Equity Income Fund	U	92.16%	
Eastspring Investments - Asian High Yield Bond Fund	U	68.12%	
Eastspring Investments - Asian Local Bond Fund	U	91.61%	
Eastspring Investments - Asian Low Volatility Equity Fund	U	78.18%	
Eastspring Investments - Asian Multi Factor Equity Fund	U	97.94%	
Eastspring Investments - China A Shares Growth Fund	U	97.54%	
Eastspring Investments - China Bond Fund	U	100.00%	
Eastspring Investments - China Equity Fund	U	21.15%	
Eastspring Investments - Dragon Peacock Fund	U	97.70%	
Eastspring Investments - European Investment Grade Bond Fund	U	100.00%	
Eastspring Investments - Global Emerging Markets Bond Fund	U	92.33%	
Eastspring Investments - Global Emerging Markets Dynamic Fund	U	40.76%	
Eastspring Investments - Global Emerging Markets ex-China Dynamic Fund	U	92.41%	
Eastspring Investments - Global Equity Navigator Fund	U	85.88%	
Eastspring Investments - Global Growth Equity Fund	U	39.72%	
Eastspring Investments - Global Low Volatility Equity Fund	U	96.33%	
Eastspring Investments - Global Market Navigator Fund	U	99.60%	
Eastspring Investments - Global Multi Asset Balanced Fund	U	100.00%	
Eastspring Investments - Global Multi Asset Conservative Fund	U	100.00%	
Eastspring Investments - Global Multi Asset Dynamic Fund	U	100.00%	
Eastspring Investments - Global Multi Asset Income Plus Growth Fund	U	100.00%	
Eastspring Investments - Global Technology Fund	U	75.78%	
Eastspring Investments - Greater China Equity Fund	U	89.73%	

Name of entity	Classes of shares held	Proportion held	Registered office address
Eastspring Investments - India Equity Fund	U	28.38%	
Eastspring Investments - Pan European Fund	U	50.02%	
Eastspring Investments - US Corporate Bond Fund	U	88.69%	
Eastspring Investments - US High Investment Grade Bond Fund	U	89.08%	
Eastspring Investments - US High Yield Bond Fund	U	25.87%	
Eastspring Investments - US Investment Grade Bond Fund	U	28.99%	
Eastspring Investments - World Value Equity Fund	U	86.43%	
Eastspring Investments (Hong Kong) Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Eastspring Investments (Luxembourg) S.A.	OS	100.00%	26, Boulevard Royal, L-2449 Luxembourg
Eastspring Investments (Singapore) Limited	OS	100.00%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Investments Asia Pacific ex-Japan Target Return Fund	U	86.27%	Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Asian High Yield Bond MY Fund	U	83.58%	
Eastspring Investments Berhad	OS	100.00%	Level 25, Menara Hong Leong, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Wilayah Persekutuan, Malaysia
Eastspring Investments Dana Dinamik	U	27.11%	Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Dinasti Equity Fund	U	46.90%	
Eastspring Investments Fund Management Limited Liability Company	MI	100.00%	23rd Floor Saigon Trade Center, 37 Ton Duc Thang Street, Sai Gon Ward, Ho Chi Minh City, Vietnam
Eastspring Investments Global Equity Fund	U	95.27%	Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Group Pte. Ltd.	OS	100.00%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Investments Growth Fund	U	26.45%	Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Incorporated	OS	100.00%	874 Walker Road, Suite C, Dover, Kent, Delaware 19904, United States of America
Eastspring Investments India Consumer Equity Open Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene 72201, Mauritius
Eastspring Investments India Equity Open Limited	OS	100.00%	
Eastspring Investments India Government Bond Fund (Semi-Annual Distribution)	U	29.44%	Eastspring Investments Limited, Marunouchi Park Bldg., 2-6-1 Marunochi, Chiyoda-ku, Tokyo, Japan 100-6905
Eastspring Investments India Infrastructure Equity Open Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene 72201, Mauritius
Eastspring Investments India Innovation High Growth Equity Fund QII	U	100.00%	Eastspring Investments Limited, Marunouchi Park Bldg., 2-6-1 Marunochi, Chiyoda-ku, Tokyo, Japan 100-6905
Eastspring Investments Islamic Equity Income Fund	U	54.69%	Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Limited	OS	100.00%	Marunouchi Park Building, 6-1 Marunouchi 2-chome, Chiyoda-Ku, Tokyo, Japan
Eastspring Investments Services Pte. Ltd.	OS	100.00%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Investments SICAV-FIS - Alternative Investment Fund	U	100.00%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments Unit Trusts - Asian Balanced Fund	U	96.11%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Investments Unit Trusts - Dragon Peacock Fund ID	U	97.79%	

Notes to the consolidated financial statements continued

Name of entity	Classes of shares held	Proportion held	Registered office address
Eastspring Investments Unit Trusts - Global Technology Fund	U	90.44 %	
Eastspring Investments Unit Trusts - Pan European Fund	U	51.87 %	
Eastspring Investments Unit Trusts - Singapore ASEAN Equity Fund	U	99.23 %	
Eastspring Investments Unit Trusts - Singapore Select Bond Fund	U	59.12 %	
Eastspring Investments Vietnam ESG Equity Fund	U	98.55 %	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments Vietnam Navigator Fund	U	74.68 %	23rd Floor, Saigon Trade Center Building, 37 Ton Duc Thang Street, Ben Nghe Ward, District 1, Ho Chi Minh City, Vietnam
Eastspring Overseas Investment Fund Management (Shanghai) Company Limited	MI - WFOE	100.00 %	Unit 2901, 29th Floor Azia Center, 1233 Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone, Shanghai, 200120, China
Eastspring Private Equity Fund 2	U	99.99 %	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Securities Investment Trust Co., Ltd.	OS	99.54 %	4th Floor, No.1 Songzhi Road, Taipei 110, Taiwan
Eastspring SGD Cash Fund	U	87.91 %	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
First Sentier Global Property Securities Fund	U	66.69 %	38 Beach Road, #06-11 South Beach Tower, Singapore 189767
FSITC Global Trends Fund	U	33.32 %	1st Floor, No.6, Sec. 3, Minquan West Rd, Taipei, Taiwan
FSSA China Focus Fund	U	64.88 %	70 Sir John Rogerson's Quay, Dublin 2, D02 R296, Ireland
Fubon 1-5 Years US High Yield Bond Ex China ETF	U	31.75 %	8th Floor, No.108, Sec.1, Dunhua South. Rd., Taipei, Taiwan
Fuh Hwa 1-5 Yr High Yield ETF	U	66.33 %	8th & 9th Floor, No.308, Sec. 2, Bade Rd., Da-an District
Furnival Insurance Company PCC Limited	OS	100.00 %	PO Box 155, Mill Court, La Charroterie, St Peter Port, GY1 4ET, Guernsey
GS Twenty Two Limited	OS	100.00 %	5th Floor, 10 Old Bailey, London, EC4M 7NG, United Kingdom
HSBC Senior Global Infrastructure Debt Fund	U	100.00 %	8 Canada Square, London, E14 5HQ, United Kingdom
ICICI Prudential Asset Management Company Limited	OS	34.59 %	12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi 110001, India
ICICI Prudential Life Insurance Company Limited	OS	21.93 %	ICICI PruLife Towers, 1089 Appasaheb Marathe Marg, Prabhadevi, Mumbai 400025, India
ICICI Prudential Pension Funds Management Company Limited	OS	21.93 %	Unit No. A, 2nd Floor, Cnergy Building, Appasaheb Marathe Marg, Prabhadevi, Mumbai, Maharashtra - 400025, India
ICICI Prudential Trust Limited	OS	49.00 %	12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi 110001, India
iShares Core MSCI Asia	U	44.86 %	16th Floor, Champion Tower, 3 Garden Road, Central, Hong Kong
iShares MSCI Asia ex Japan Climate Action ETF	U	48.85 %	20 Anson Road, #18-01 Twenty Anson, Singapore 079912
iShares MSCI Europe ESG Enhanced UCITS ETF	U	47.56 %	12 Throgmorton Avenue, London, EC2N 2DL, United Kingdom
iShares MSCI USA ESG Enhanced UCITS ETF	U	41.49 %	78 Sir John Rogerson's Quay, Dublin, D02 HD32, Ireland
KKP Active Equity Fund	U	29.91 %	209 KKP Tower A, 17 Fl., Sukhumvit 21 (Asoke), Khlong Toey Nua, Wattana, Bangkok 10110, Thailand
Krungsri Greater China Equity Hedged Dividend Fund	U	22.00 %	12th, 18th Zone B Floor, Ploenchit Tower 898 Ploenchit Road, Lumpini Pathumwan, Bangkok 10330, Thailand
Lasalle Property Securities SICAV-FIS	U	99.95 %	11-13 Bouldevard de la Foire, L-1528 Luxembourg
M&G Asia Property TS Trust	U	100.00 %	8 Marina Boulevard, #05-02 Marina Bay, Financial Centre, Singapore, 018981
M&G Real Estate Asia Holding Company Pte. Ltd.	OS	33.00 %	138 Market Street, #35-01 CapitaGreen, Singapore 048946
Manulife Asia Pacific Bond Fund	U	60.89 %	9th Floor, No 89 Son Ren Road, Taipei, Taiwan

Name of entity	Classes of shares held	Proportion held	Registered office address
Manulife China Offshore Bond Fund	U	68.24%	9th Floor, No 89 Son Ren Road, Taipei, Taiwan
Manulife Global Equity Fund	U	25.71%	
Manulife Superior Selection China Fund	U	27.98%	
Manulife Taiwan Dynamic Fund	U	20.48%	
MEAG FlexConcept	U	74.98%	R.C.S. Luxembourg NR. 28878, 1c, rue Gabriel Lippmann, L-5365 Munsbach
Nomura Global Shariah Sustainable Equity Fund	U	28.39%	Suite No 12.2, Level 12, Menara IMC,No.8 Jalan Sultan Ismail,Kuala Lumpur,50250,WP Kuala Lumpur, Malaysia
North Sathorn Holdings Company Limited	OS	100.00%	No. 63, Athenee Tower, 34th Floor, Wireless Road, Lumpini Subdistrict Pathumwan District, Bangkok Metropolis, Thailand
	PS	99.99%	
PCA IP Services Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
PCA Life Assurance Co., Ltd.	OS	99.79%	8th Floor, No.1 Songzhi Road, Taipei City, 11047, Taiwan
PCA Reinsurance Co. Ltd.	OS	100.00%	Unit Level 13(A), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 Federal Territory of Labuan, Malaysia
Pinebridge ESG Emerging Market Corporate Strategy Bond Fund	U	24.59%	10th Floor, No. 144, Sec. 2, Minquan East Rd, Taipei, Taiwan
Pinebridge US Dual Core Income Fund	U	23.54%	
Principal Core Fixed Income Fund	U	24.43%	44, 16th Floor, CIMB Thai Bank, Lungsuan Road, Lumpini, Bangkok 10330, Thailand
Principal Global Silver Age Fund	U	35.07%	
Principal Islamic Malaysia Government Sukuk Fund	U	50.87%	Level 32, Exchange 106, Lingkaran TRX, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Principal Malaysia Titans Fund	U	63.07%	Level 31, Exchange 106, Lingkaran TRX, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Pru Life Insurance Corporation of U.K.	OS	100.00%	9th Floor, Uptown Place Tower 1, 1 East 11th Drive, Uptown Bonifacio, 1634 Taguig City, Metro Manila, Philippines
Prudence Foundation	LBG	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential (Cambodia) Life Assurance Plc	OS	100.00%	Chip Mong Tower Building, Units L19, L20, and L21, 19th, 20th, 21st Floor, Russian Federation Blvd (110), Phum 10, Sangkat Phsar Depou 3, Khan Tuol Kork, Phnom Penh, Cambodia
Prudential (US Holdco 1) Limited	OS	100.00%	5th Floor, 10 Old Bailey, London, EC4M 7NG, United Kingdom
Prudential Africa Holdings Limited	OS	100.00%	
Prudential Africa Services Limited	OS	100.00%	3rd Floor, One Africa Place, LR No. 1870/X/45, P.O. Box 1393-00606, Westlands, Nairobi, Kenya
Prudential Assurance Company Singapore (Pte) Limited	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712
Prudential Assurance Malaysia Berhad	OS	51.00%	Level 26, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Prudential Assurance Uganda Limited	OS	100.00%	9th Floor Zebra Plaza, Plot 23 Kampala Road, P.O. Box 2660, Kampala, Uganda
Prudential Bermuda ISAC Ltd.	OS	100.00%	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
Prudential Bermuda Re ISA, Ltd.	OS	100.00%	
Prudential BSN Takaful Berhad	OS	49.00%	Level 13, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Prudential Corporation Asia Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Corporation Holdings Limited	OS	100.00%	5th Floor, 10 Old Bailey, London, EC4M 7NG, United Kingdom
Prudential Enterprise Management (Beijing) Co., Ltd.	MI-WFOE	100.00%	Unit 1817, Level 18, Building 1, No.1 Jianguomenwai Avenue, Chaoyang District, Beijing, China
Prudential Financial Advisers Singapore Pte. Ltd.	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712

Notes to the consolidated financial statements continued

Name of entity	Classes of shares held	Proportion held	Registered office address
Prudential Financial Partners HK Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Funding (Asia) PLC	OS	100.00%	5th Floor, 10 Old Bailey, London, EC4M 7NG, United Kingdom
Prudential General Insurance Hong Kong Limited	OS	100.00%	59th Floor, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong
Prudential Group Holdings Limited	OS	100.00%	5th Floor, 10 Old Bailey, London, EC4M 7NG, United Kingdom
Prudential Group Secretarial Services HK Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Group Secretarial Services Limited	OS	100.00%	5th Floor, 10 Old Bailey, London, EC4M 7NG, United Kingdom
Prudential HCL Health Insurance Limited	OS	70.00%	Suite 6, 48th Floor, Commerz III, International Business Park, Oberoi Garden City, Off Western Express Highway, Goregaon (East), Mumbai, 400063, India
Prudential Holdings Limited	OS	100.00%	4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh, EH1 2EN, United Kingdom
Prudential Hong Kong Limited	OS	100.00%	59th Floor, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong
Prudential International Treasury Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Investment Fund - Post Retirement Care Investment Fund	U	38.98%	F377/9/H/3, Kabulonga Road, Kabulonga, Lusaka, Zambia
Prudential Investment Fund - Pru Offshore Fund	U	28.64%	
Prudential Investment Management Private Limited	OS	100.00%	1 Pasir Panjang Road, #12-02, Singapore 118479
Prudential IP Services Limited	OS	100.00%	5th Floor, 10 Old Bailey, London, EC4M 7NG, United Kingdom
Prudential Life Assurance (Lao) Company Limited	OS	100.00%	5th Floor, Lao International Business and Tourist Center Project (Vientiane Center), Khouvieng Road, Nongchan Village, Sisattanak District, Vientiane Capital, Lao PDR
Prudential Life Assurance (Thailand) Public Company Limited	OS	99.93%	944 Mitrtown Office Tower, 10th, 29th-31st Floor, Rama 4 Road, Wangmai, Pathumwan, Bangkok, 10330, Thailand
Prudential Life Assurance Kenya Limited	OS	100.00%	Vienna Court, Ground Floor, State House Crescent, Off State House Avenue, P.O. Box 25093-00603, Nairobi, Kenya
Prudential Life Assurance Zambia Limited	OS	100.00%	Prudential House, Plot No. 32256, Thabo Mbeki Road, P.O. Box 31357, Lusaka, Zambia
Prudential Life Insurance Ghana Limited	OS	100.00%	12th Floor, 335 Place, N1, North Dzorwulu, Accra, Accra Metropolitan, Greater Accra, P.O. Box AN 10476, Ghana
Prudential Life Vault Limited	OS	100.00%	48 Awolowo Road, South-West Ikoyi, Lagos, Nigeria
	PS	100.00%	
Prudential Mauritius Holdings Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene 72201, Mauritius
Prudential Myanmar Life Insurance Limited	OS	100.00%	#15-01, 15th Floor, Sule Square, 221 Sule Pagoda Road, Kyauktada Township, Yangon, Myanmar
Prudential Pensions Management Zambia Limited	OS	49.00%	Prudential Pensions Management Zambia Limited Support Office, Plot F/377/9/H/3, Kabulonga Road, Kabulonga, Lusaka, Zambia
Prudential Services Asia Sdn. Bhd.	OS	100.00%	Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia
	PS	51.00%	
Prudential Services Limited	OS	100.00%	5th Floor, 10 Old Bailey, London, EC4M 7NG, United Kingdom
Prudential Services Philippines Corporation	OS	100.00%	19th Floor Uptown Place Tower I East, 11th Drive Uptown Bonifacio Fort Bonifacio Bonifacio Global City, Taguig City, Fourth District, National Capital Region (NCR), 1630, Philippines
Prudential Services Singapore Pte. Ltd.	OS	100.00%	1 Pasir Panjang Road, #12-02, Singapore 118479
Prudential Singapore Holdings Pte. Limited	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712
	PS	100.00%	

Name of entity	Classes of shares held	Proportion held	Registered office address
Prudential Technology and Services India Private Limited	OS	100.00%	Unit 401, 4th Floor, CIGNUS, Tower-1, Whitefield Bangalore, Hoodi Village, K.R. Puram Hobli, Whitefield, Bangalore, Bangalore South, Karnataka, India, 560066
Prudential Vietnam Assurance Private Limited	OS	100.00%	25th Floor Saigon Trade Center, 37 Ton Duc Thang Street, Sai Gon Ward, Ho Chi Minh City, Vietnam
Prudential Zenith Life Insurance Limited	OS	100.00%	6th Floor, Civic Towers, Plots Ga & G1 Ozumba Mbadiwe Avenue, Victoria Island, Lagos, Nigeria
PT Prudential Sharia Life Assurance	OS	94.62%	Prudential Tower, 2nd Floor, Jl. Jend. Sudirman Kav. 79, Jakarta 12910, Indonesia
PT. Eastspring Investments Indonesia	OS	99.95%	23rd Floor, Prudential Tower, JL. Jend. Sudirman Kav.79, Jakarta 12910, Indonesia
PT. Prudential Life Assurance	OS	94.62%	Prudential Tower, Jl. Jend. Sudirman Kav. 79, Jakarta 12910, Indonesia
Pulse Ecosystems Pte. Ltd.	OS	100.00%	1 Pasir Panjang Road, #12-02, Singapore 118479
Reksa Dana Eastspring IDR Fixed Income Fund (NDEIFF)	U	95.42%	Prudential Tower, 23rd Floor, Jl. Jend. Sudirman Kav.79, Jakarta 12910, Indonesia
Reksa Dana Syariah Eastspring Syariah Fixed Income Amanah	U	76.89%	
Reksa Dana Syariah Eastspring Syariah Mixed Asset Fund	U	34.11%	Prudential Tower Lantai 23, JL, Jend. Sudirman Kav. 79, Kakarta 12910 - Indonesia
Reksa Dana Syariah Eastspring Syariah Money Market Khazanah	U	67.70%	Prudential Tower, 23rd Floor, Jl. Jend. Sudirman Kav.79, Jakarta 12910, Indonesia
Rhodium Investment Funds - Singapore Bond Fund	U	99.99%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Rhodium Passive Long Dated Bond Fund	U	99.93%	
Robeco QI European Active Index Equities	U	43.61%	6, route de Trèves, L-2633 Senningerberg, Grand Duchy of Luxembourg
Schroder Asian Investment Grade Credit	U	26.05%	138 Market Street, #23-01 CapitaGreen, Singapore 048946
Schroder Emerging Markets Fund	U	72.14%	
Schroder Multi-Asset Revolution	U	49.69%	
Schroder US Dollar Money Fund	U	29.48%	9th Floor, No. 108, Section 5, Xinyi Road, Taipei, Taiwan
Scotts Spazio Pte. Ltd.	OS	45.00%	316 Tanglin Road, #01-01,Singapore, 247978
Shanghai CPE Asset Management Co., Ltd.	MI - JV	26.95%	Room 101-2, No.128 North Zhangjiabang Road, Pudong District, Shanghai, China
Shenzhen Prudential Technology Limited	MI - WFOE	100.00%	Unit 5, 8th Floor, China Resources Tower, No.2666 Keyuan South Road, Yuehai Street, Nanshan District, Shenzhen, 518054, China
Sri Han Suria Sdn. Bhd.	OS	51.00%	Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia
Staple Limited	OS	100.00%	No. 63, Athenee Tower, 34th Floor, Wireless Road, Lumpini Subdistrict Pathumwan District, Bangkok Metropolis, Thailand
StepStone Prudential Private Credit Fund	U	100.00%	103 South Church Street, Harbour Place, 5th Floor, KY1-1202 Cayman Islands
Tisco US Equity Fund	U	20.46%	48/16-17, Tisco Tower Building, 9 Floor. North Sathorn, Silom, Bangrak, Bangkok 10500
United Global Innovation Fund	U	20.43%	23A, 25th Floor, Asia Centre Building, 173/27-30, 32-33 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand
United Global Quality Equity Fund	U	59.66%	Jln Raja Laut, City Centre, 50100 Kuala Lumpur, Wilayah Persekutuan, Kuala Lumpur, Malaysia
United Global Quality Growth Fund	U	27.94%	23A, 25th Floor, Asia Centre Building, 173/27-30, 32-33 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand
United-I Malaysia Discovery Fund	U	32.95%	Level 20, UOB Plaza 1, 7, Jalan Raja Laut, 50350, Kuala Lumpur, Malaysia
United-I Malaysia Equity Fund	U	67.05%	Level 20, UOB Plaza 1, 7, Jalan Raja Laut, 50350, Kuala Lumpur, Malaysia

Notes to the consolidated financial statements continued

UOB Smart Global Healthcare Fund	U	33.50%	23A, 25th Floor, Asia Centre Building, 173/27-30, 32-33 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand
UOB Smart Japan Small and Mid Cap Fund	U	42.24%	
UOB Smart Millennium Growth Fund	U	31.06%	
USD Investment Grade Infrastructure Debt Fund SCSp	U	21.23%	35a, Avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg

* Prudential Assurance Malaysia Berhad is consolidated in the Group's consolidated financial statements reflecting the controlling interest of the Group. In January 2026, the Group acquired an additional 19 per cent stake in Sri Han Suria Sdn. Bhd., the holding company that owns Prudential Assurance Malaysia Berhad, increasing the Group's aggregate stake to 70 per cent going forward (see note D2 for further details).

† Prudential BSN Takaful Berhad is a joint venture that is accounted for using the equity method, for which the Group has an economic interest of 70 per cent for all business sold up to 31 December 2016 and of 49 per cent for new business sold subsequent to this date.

‡ The holding of 94.62 per cent for PT. Prudential Life Assurance represents the proportion held in the Indonesia subsidiary attaching to the aggregate of the shares across the types of capital in issue.

The below table lists the issued share capital of the subsidiaries of the Group which, in the opinion of the Directors, principally affect the results or assets of the Group:

Name of entity	Issued and fully paid up share / registered capital
Prudential Assurance Company Singapore (Pte) Limited	526,557,000 ordinary shares of SGD 1 each
PT. Prudential Life Assurance	105,500 ordinary shares and 6,000 preference shares of RP 1,000,000 each
Prudential Hong Kong Limited	3,691,854,873 ordinary shares of HKD 1 each
Prudential Assurance Malaysia Berhad	100,000,000 ordinary shares of RM 1 each

Statement of financial position of the parent company

	Note	31 Dec 2025 $m	31 Dec 2024 $m
Fixed assets			
Investments in subsidiary undertakings	5	**13,308**	13,789
Current assets			
Amounts owed by subsidiary undertakings		**8,067**	6,577
Cash at bank and in hand		**42**	107
Prepayments and other debtors		**2**	3
		8,111	6,687
Liabilities: amounts falling due within one year			
Amounts owed to subsidiary undertakings		**(1,754)**	(852)
Tax payable		**(9)**	(8)
Other liabilities		**(1)**	(19)
		(1,764)	(879)
Net current assets		**6,347**	5,808
Total assets less current liabilities		**19,655**	19,597
Liabilities: amounts falling due after more than one year			
Amounts owed to subsidiary undertakings		**(4,210)**	(3,637)
Total net assets		**15,445**	15,960
Capital and reserves	6		
Share capital		**169**	176
Capital redemption reserve		**14**	7
Share premium		**5,011**	5,009
Profit and loss account		**10,251**	10,768
Shareholders' funds		**15,445**	15,960

	2025 $m	2024 $m
Profit for the year	**1,318**	786

The financial statements of the parent company on pages 335 to 339 were approved by the Board of Directors on 17 March 2026 and signed on its behalf by:



Shriti Vadera
Chair



Anil Wadhwani
Chief Executive Officer

Statement of changes in equity of the parent company

	Share capital $m	Share premium $m	Capital redemption reserve $m	Profit and loss account $m	Shareholders' funds $m
Balance at 1 Jan 2024	183	5,009	–	11,392	16,584
Profit and total comprehensive income for the year	–	–	–	786	786
Transactions with owners, recorded directly in equity					
Share repurchase/buyback programmes	(7)	–	7	(878)	(878)
Share-based payment transactions	–	–	–	20	20
Dividends	–	–	–	(575)	(575)
Effect of scrip dividends	–	–	–	23	23
Total transactions with owners	(7)	–	7	(1,410)	(1,410)
Balance at 31 Dec 2024 / 1 Jan 2025	**176**	**5,009**	**7**	**10,768**	**15,960**
Profit and total comprehensive income for the year	**–**	**–**	**–**	**1,318**	**1,318**
Transactions with owners, recorded directly in equity					
New share capital subscribed	**–**	**2**	**–**	**–**	**2**
Share repurchase/buyback programmes	**(7)**	**–**	**7**	**(1,234)**	**(1,234)**
Share-based payment transactions	**–**	**–**	**–**	**(7)**	**(7)**
Dividends	**–**	**–**	**–**	**(623)**	**(623)**
Effect of scrip dividends	**–**	**–**	**–**	**29**	**29**
Total transactions with owners	**(7)**	**2**	**7**	**(1,835)**	**(1,833)**
Balance at 31 Dec 2025	**169**	**5,011**	**14**	**10,251**	**15,445**

1 Nature of operations

Prudential plc ('the Company') together with its subsidiaries (collectively, the 'Group' or 'Prudential') provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. The Group is headquartered in Hong Kong.

2 Basis of preparation

The financial statements of the Company, which comprise the statement of financial position, statement of changes in equity and related notes, are prepared in accordance with UK Generally Accepted Accounting Practice, including Financial Reporting Standard 101 Reduced Disclosure Framework ('FRS 101') and Part 15 of the Companies Act 2006.

In preparing these financial statements, the Company applies the recognition, measurement and disclosure requirements in accordance with international accounting standards adopted for use in the UK but makes amendments where necessary, in order to comply with the Companies Act 2006, and has set out below where advantages of the FRS 101 disclosure exemptions have been taken. The Company has also taken the advantage of the exemption under Section 408 of the Companies Act 2006 from presenting its own profit and loss account.

In these financial statements, the Company has applied the exemptions available under FRS 101 in respect of the following disclosures:

- IAS 1 disclosure in respect of capital management and certain comparative information;
- IAS 7 cash flow statement and related notes;
- IAS 8 list of issued (and their likely effects of) new or revised but not yet effective IFRS standards;
- IAS 24 disclosures in respect of transactions with wholly-owned subsidiaries within the Group; and
- IFRS 15 'Revenue from Contracts with Customers' in respect of revenue recognition.

As the consolidated financial statements of the Group include the equivalent disclosures, the Company has also applied the exemptions available under FRS 101 in respect of the following disclosures:

- IFRS 2 'Share-based Payment' in respect of Group-settled share-based payments;
- IFRS 7 'Financial Instruments: Disclosures' and the consequential amendments to IFRS 7 related to IFRS 9; and
- IFRS 13 'Fair Value Measurement'.

The accounting policies set out in note 3 below have been applied consistently to both years presented in these financial statements.

The Company and the Group manage cash resources, remittances and financing primarily in USD. Accordingly, the functional and presentational currency of the Company is USD.

On the basis of the assessment of going concern for the Company and the Group as set out in note A1 to the Group IFRS consolidated financial statements, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing these financial statements for the year ended 31 December 2025.

3 Significant accounting policies

Investments in subsidiary undertakings

Investments in subsidiary undertakings are shown at cost less impairment. Investments are assessed for indicators of impairment, and if any are identified, any impairment is assessed by comparing the net assets and value in use of the subsidiary undertakings with the carrying value of the investments.

Amounts owed by subsidiary undertakings

Amounts owed by subsidiary undertakings are shown at cost less expected credit losses, which are determined using the expected credit loss approach under IFRS 9.

Financial instruments

Under IFRS 9, except for derivative instruments (where applicable) that are mandatorily classified as FVTPL, all financial assets and liabilities of the Company are held at amortised cost. The Company assesses impairment on its loans and receivables using the expected credit loss approach. The expected credit loss on the Company's loans and receivables, the majority of which represent loans to its subsidiaries, have been assessed by taking into account the probability of defaults on those loans. In all cases, the subsidiaries are expected to have sufficient resources to repay the loans either now or over time based on projected earnings. For loans recallable on demand, the expected credit loss has been limited to the impact of discounting the value of the loan between the balance sheet date and the anticipated recovery date. For loans with a fixed maturity date, when held, the expected credit loss has been determined with reference to the historical experience of loans with equivalent credit characteristics.

Dividends

Interim dividends are recorded in the year in which they are paid.

Cash and scrip dividends are initially recorded in the statement of changes in equity as a deduction from retained earnings, at the value of the cash paid, or the cash equivalent to the scrip dividend. For scrip dividends settled by a new issue of shares the deduction from retained earnings is subsequently reversed and an amount equal to the nominal value of shares issued is transferred to share capital from share premium or the capital redemption reserve.

Notes to the parent company financial statements continued

Foreign currency translation

Transactions not denominated in the Company's functional currency, USD, are initially recorded at the rate of currency prevailing on the date of the transaction. Monetary assets and liabilities not denominated in the Company's functional currency are translated to the Company's functional currency at year end spot rates. The impact of these currency translations is recorded within the profit and loss account for the year.

Tax

Current tax recoverable (payable) recognised in the balance sheet is measured at the amount expected to be recovered from (paid to) relevant tax authorities in accordance with the provisions of IAS 12 'Income Taxes'.

Deferred tax assets and liabilities are recognised in accordance with the provisions of IAS 12.

The Company has applied the IAS 12 paragraph 4A mandatory exemption from recognising and disclosing information on the associated deferred tax assets and liabilities related to Pillar Two income taxes at 31 December 2025. For further details of the impact of Pillar Two income taxes, refer to note B3 to the Group IFRS consolidated financial statements.

Share-based payments

The Group offers share awards and option plans for certain key employees and a Save As You Earn (SAYE) plan for all UK and certain overseas employees. The share-based payment plans operated by the Group are mainly equity-settled.

Under IFRS 2 'Share-based payment', where the Company, as the parent company, has the obligation to settle the options or awards of its equity instruments to employees of its subsidiary undertakings, and such share-based payments are accounted for as equity-settled in the Group financial statements, the Company records an increase in the investment in subsidiary undertakings for the value of the share options and awards granted with a corresponding credit entry recognised directly in equity. The value of the share options and awards granted is based upon the fair value of the options and awards at the grant date, the vesting period and the vesting conditions. Cash receipts from business units in respect of newly issued share schemes are treated as returns of capital within investments in subsidiaries.

4 Reconciliation from the FRS 101 parent company results to the Group IFRS results

The parent company financial statements are prepared in accordance with FRS 101 and the Group financial statements are prepared in accordance with IFRS as issued by the IASB and international financial reporting standards adopted for use in the UK.

The tables below provide a reconciliation between the FRS 101 parent company results and the Group IFRS results.

Profit after tax	2025 $m	2024 $m
Profit for the year of the Company in accordance with FRS 101 note (i)	1,318	786
Accounting policy difference note (i)	(1)	11
Share in the IFRS result of the Group, net of distributions to the Company note (ii)	2,661	1,488
Profit after tax of the Group attributable to equity holders in accordance with IFRS	**3,978**	2,285

Shareholders' equity	31 Dec 2025 $m	31 Dec 2024 $m
Shareholders' funds of the Company in accordance with FRS 101	15,445	15,960
Accounting policy difference note (i)	(1)	11
Share in the IFRS net equity of the Group note(ii)	4,673	1,521
Shareholders' equity of the Group in accordance with IFRS	**20,117**	17,492

Notes

(i) Accounting policy difference represents the difference in accounting for expected credit losses on loan assets.

(ii) The share in the IFRS result of the Group represents the Company's interest in the earnings of its subsidiaries, JVs and associates. The share in the IFRS net equity of the Group represents the Company's interest in the net assets of its subsidiaries, JVs and associates. The movement compared with the prior year reflects movements in the results of the Group relative to the result of the Company.

5 Investments in subsidiary undertakings

	2025 $m	2024 $m
At 1 Jan	**13,789**	13,786
Write-down of investment in Prudential Group Holdings Limited	(482)	–
Other note	1	3
At 31 Dec	**13,308**	13,789

Note

Other includes net amounts in respect of share-based payments settled by the Company for employees of its subsidiary undertakings.

Following the distribution of retained earnings by the Company's direct subsidiary Prudential Group Holdings Limited (PGHL) the Company determined that the remaining value of its investment in PGHL was less than its carrying value. The value of the Company's investment in PGHL was therefore reduced to the recoverable amount of this investment, measured as the value of PGHL's net assets. A write-down of $482 million was recognised in the income statement for the year.

The remaining investments in subsidiary undertakings held at 31 December 2025 have been assessed for indicators of impairment and none were identified.

Subsidiary undertakings of the Company at 31 December 2025 are listed in note D6.4 to the Group IFRS consolidated financial statements.

6 Capital and reserves

Share capital and share premium

A summary of the ordinary shares in issue and the options outstanding to subscribe for the Company's shares at 31 December 2025 is set out in note C8 to the Group IFRS consolidated financial statements.

Share repurchase/buyback programmes

On 23 December 2025 the Company completed its $2 billion share buyback programme to reduce the issued share capital of the Company in order to return capital to shareholders, announced in 2024. As at 31 December 2025, 201.4 million (2024: 92.1 million) ordinary shares in aggregate have been repurchased for a total consideration excluding costs of approximately $1,996 million (2024: $785 million).

Further details of the share repurchase/buyback programmes by the Company are provided in note C8 to the Group IFRS consolidated financial statements.

Retained profit of the Company

Retained profit at 31 December 2025 amounted to $10,251 million (31 December 2024: $10,768 million). The retained profit includes distributable reserves of $4,486 million (31 December 2024: $4,996 million) and non-distributable reserves of $5,765 million (31 December 2024: $5,772 million). The non-distributable reserves of the Company relate to gains on intra-group transactions, in which qualifying consideration was not received, and share-based payment reserves.

Under UK company law, Prudential may pay dividends only if sufficient distributable reserves of the Company are available for the purpose, and if the amount of its net assets is greater than the aggregate of its called-up share capital and non-distributable reserves (such as the share premium account) and the payment of the dividend does not reduce the amount of its net assets to less than that aggregate.

The retained profit of the Company is substantially generated from dividend income received from subsidiaries. The Group's segmental analysis illustrates the generation of profit across the Group (see note B1.1 to the Group IFRS consolidated financial statements). The Group and its subsidiaries are subject to local regulatory minimum capital requirements, as set out in note C9 of the Group IFRS consolidated financial statements. A number of the principal risks set out in the Risk review report could impact the generation of profit in the Group's subsidiaries in the future and hence impact their ability to pay dividends in the future.

In determining the dividend payment in any year, the Directors follow the Group dividend policy described in the Financial review section of this Annual Report. The Directors consider the Company's ability to pay current and future dividends twice a year by reference to the Company's business plan and certain stressed scenarios.

7 Other information

(a) Information on key management remuneration is given in note B2.3 to the Group IFRS consolidated financial statements. Additional information on directors' remuneration is given in the Directors' remuneration report section of this Annual Report.

(b) Information on transactions of the Directors with the Group is given in note D5 to the Group IFRS consolidated financial statements.

(c) The Company employs no staff.

(d) Fees payable to the Company's auditor for the audit of the Company's annual accounts were $0.1 million (2024: $0.1 million) and for other services were nil (2024: nil).

(e) In certain instances, the Company has guaranteed that its subsidiaries will meet their obligations when they fall due for payment.

8 Post balance sheet events

Dividends

The second interim dividend for the year ended 31 December 2025, which was approved by the Board of Directors after 31 December 2025, is described in note B5 to the IFRS consolidated Group financial statements.

Share Buyback

On 6 January 2026 the Company announced that it will commence a buyback programme of its ordinary shares up to a maximum aggregate amount of $1.2 billion. It is intended that this buyback will be completed by no later than 18 December 2026.

Statement of Directors' responsibilities in respect of the Annual Report and the financial statements

The directors are responsible for preparing the Annual Report and the Group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and parent company financial statements for each financial year. Under that law they are required to prepare the Group financial statements in accordance with UK-adopted international accounting standards and applicable law and have elected to prepare the parent company financial statements in accordance with UK accounting standards and applicable law, including FRS 101 Reduced Disclosure Framework.

Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and parent company and of their profit or loss for that period. In preparing each of the Group and parent company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable, relevant, reliable and prudent;
- for the Group financial statements, state whether they have been prepared in accordance with UK-adopted international accounting standards;
- for the parent company financial statements, state whether applicable UK accounting standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements;
- assess the Group and parent company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and
- use the going concern basis of accounting unless they either intend to liquidate the Group or the parent company or to cease operations, or have no realistic alternative but to do so.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the parent company's transactions and disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 2006. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Strategic report, Directors' report, Directors' remuneration report and Corporate governance statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Responsibility statement of the directors in respect of the annual financial report

The directors of Prudential plc, whose names and positions are set out in the Governance section of this report, confirm that to the best of their knowledge:

- the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole;
- the strategic report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that they face; and
- the annual report and financial statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group's position and performance, business model and strategy.

Independent auditor's report to the members of Prudential plc

Opinion

In our opinion:

- Prudential plc's Group financial statements and parent company financial statements (the "financial statements") give a true and fair view of the state of the Group's and of the parent company's affairs as at 31 December 2025 and of the Group's profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with UK adopted international accounting standards;
- the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements of Prudential plc (the 'parent company') and its subsidiaries (the 'Group') for the year ended 31 December 2025 which comprise:

Group	Parent company
Consolidated statement of financial position as at 31 December 2025	Statement of financial position as at 31 December 2025
Consolidated income statement for the year then ended	Statement of changes in equity for the year then ended
Consolidated statement of comprehensive income for the year then ended	Related notes 1 to 8 to the Financial statements, including material accounting policy information
Consolidated statement of changes in equity for the year then ended	
Consolidated statement of cash flows for the year then ended	
Related notes A1 to D6 to the financial statements, including material accounting policy information and the information marked 'audited' in the Risk Review section of the Annual Report	

The financial reporting framework that has been applied in the preparation of the Group financial statements is applicable law and UK adopted international accounting standards and as regards the parent company financial statements, as applied in accordance with applicable law and United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework" (United Kingdom Generally Accepted Accounting Practice).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group and parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

The non-audit services prohibited by the FRC's Ethical Standard were not provided to the Group or the parent company and we remain independent of the Group and the parent company in conducting the audit.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors' assessment of the Group and parent company's ability to continue to adopt the going concern basis of accounting included:

- confirming our understanding of management's going concern assessment process and obtaining management's assessment which covers the period to 31 March 2027;
- assessing management's evaluation of the liquidity and solvency position of the Group by reviewing base case and stressed liquidity and solvency projections through the going concern period;
- evaluating management's forecast analysis to understand the severity of the downside scenarios that would be required to occur to result in the elimination of solvency and / or liquidity headroom and considering the actions available to management in such scenarios;
- performing enquiries of management and those charged with governance to identify risks or events that may impact the Group's ability to continue as a going concern; and
- assessing the appropriateness of the going concern disclosures by comparing the disclosures with management's assessment and considering their compliance with the relevant reporting requirements.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group and parent company's ability to continue as a going concern for a period to 31 March 2027.

In relation to the Group and parent company's reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the Group's ability to continue as a going concern.

Overview of our audit approach

Audit scope	– We performed an audit of the complete financial information of 6 components and audit procedures on specific balances for a further 4 components. – We performed central procedures for certain audit areas and balances as outlined in the Tailoring the scope section of our report.
Key audit matters	– Valuation of best estimate insurance contract liabilities. – Revenue recognition in respect of the release of contractual service margin (CSM).
Materiality	– Overall Group materiality of $215m which represents 1% of total equity.

An overview of the scope of the parent company and group audits

Tailoring the scope

Our assessment of audit risk, our evaluation of materiality and our allocation of performance materiality determine our audit scope for each company within the Group. Taken together, this enables us to form an opinion on the consolidated financial statements.

When identifying components at which audit work needed to be performed to respond to the identified risks of material misstatement of the Group financial statements, we considered our understanding of the Group and its environment, including its organisation structure and business model; the applicable financial reporting framework; and the Group's system of internal control, including the extent of centralised activities relevant to financial reporting.

The Primary audit team took a centralised approach to auditing certain processes and controls, as well as the substantive testing of specific account balances related to those processes. This included audit procedures over the Group's shared IT infrastructure and elements of the Group's IFRS 17 infrastructure that are managed and maintained centrally.

We determined that centralised audit procedures could be performed across elements of the best estimate liability and contractual service margin significant accounts described later in this report, and for other audit areas, including: impairment of goodwill and distribution rights; going concern and long-term viability; Group-wide controls; elements of taxation; and share based payments.

In addition to the above areas, for 7 selected components, we performed certain procedures over the cash balances as at 31 December 2025. These components are separate to those described below.

We identified 8 components as individually relevant to the Group due to significant risks or areas of higher assessed risk of material misstatement of the Group financial statements being associated with the component, or due to the financial size of the component relative to the Group.

We identified the significant accounts where audit work needed to be performed at these individually relevant components by applying professional judgement, including considering the reasons for identifying the component as individually relevant and the size of the component's account balance relative to the Group significant account balance.

We then considered whether the remaining Group significant account balances not yet subject to audit procedures, in aggregate, could give rise to a risk of material misstatement of the Group financial statements. We selected a further 2 components of the Group to include in our audit scope to address these risks.

Having identified the components for which work would be performed, we determined the scope to assign to each component.

Of the 10 components selected, we designed and performed audit procedures on the entire financial information of the principal life insurance companies in Hong Kong, Singapore, Malaysia, Indonesia, Vietnam and the Mainland China life insurance joint venture ("full scope components"), which were selected based on their size or risk characteristics. For 3 components, representing the life insurance companies in Taiwan and Thailand and certain holding and service entities in the UK and Hong Kong, we designed and performed audit procedures on specific significant account balances or disclosures of the financial information of the component ("specific scope components"). For the remaining component, Eastspring asset management, we performed specified audit procedures to obtain evidence for one or more relevant significant accounts ("specified procedure component").

The table below shows the contribution of the full scope, specific scope and specified procedure components to Total equity, Profit before tax, Total assets, and Best estimate insurance contract liabilities and Release of CSM that are considered Key Audit Matters and described later in this report.

	2025				
	Total equity	Profit before tax	Total assets	Best estimate insurance contract liabilities (Note 3)	Release of CSM (Note 3)
Full scope	65%	69%	83%	88%	84%
Specific scope (Note 1)	24%	24% (Note 2)	14%	10%	10%
Specified procedures	4%	7%	1%	–	–
Full scope, specific scope and specified procedures coverage	93%	100%	98%	98%	94%
Remaining components (Note 4)	7%	0%	2%	2%	6%
Total reporting components	100%	100%	100%	100%	100%

(1) The audit scope of the specific scope components may not have included testing of all significant accounts of the component but will have contributed to the coverage of significant accounts tested for the Group.
(2) The profit before tax coverage of 24% includes gain attaching to corporate transactions, central costs and interest on core structural borrowings which are audited by the primary team and have a contribution of 17% and the life insurance specific scope components that have a contribution of 7%.
(3) The Group audit risks in respect of the valuation of the best estimate insurance contract liabilities and revenue recognition in respect of release of the contractual service margin were subject to full audit procedures at each of the full scope components and the specific scope life insurance components.
(4) Of the remaining components, none are individually greater than 4% of the Group's total equity. For these components, we performed other procedures at the Group level to respond to any potential risks of material misstatement to the Group financial statements which included: performing analytical reviews at the Group financial statement line item level, testing Group-wide controls and testing consolidation journals and intercompany eliminations.

Involvement with component teams

In establishing our overall approach to the Group audit, we determined the type of work that needed to be undertaken at each of the components by us, as the primary audit engagement team, or by component auditors from other EY global network firms operating under our instruction. For the UK and Hong Kong holding and service companies and for the centralised processes and controls, audit procedures were performed directly by the primary audit team. For the full scope and remaining specific scope components, audit procedures were performed by component audit teams. Where the work was performed by component auditors, we determined the appropriate level of involvement to enable us to determine that sufficient audit evidence had been obtained as a basis for our opinion on the Group as a whole.

The Primary audit team was responsible for the scoping and direction of the audit process and interacted regularly with the component teams throughout the audit, including regular video conference meetings to provide updates on the Group, the audit approach and matters arising from the component audits.

The Primary audit team continued to follow a programme of planned visits that has been designed to ensure that the Senior Statutory Auditor and/or other senior members of the primary team visit each in scope component location during the period to review and oversee the procedures performed by local teams. During the current year's audit cycle, visits were undertaken by the primary audit team to the component teams in each location listed above. These visits involved discussing the audit approach with the component team and any issues arising from their work, meeting with local management, reviewing relevant audit working papers related to controls and substantive testing on risk areas and attending local Audit Committees for the largest four components.

The combination of these oversight procedures and the additional procedures performed at Group level gave us appropriate evidence for our opinion on the Group financial statements.

Climate change

The Group has determined that the most significant future impacts from climate change on its operations will be from strategy implementation, financial resilience, insurance and product risks, operational resilience, data and model limitations and regulatory, legislative and disclosure expectations. These are explained, together with the Group's climate commitments, in the required Task Force On Climate Related Financial Disclosures in the Sustainability section, and in the Risk Review section, of the Strategic Report. All of these disclosures form part of the "Other information," rather than the audited financial statements. Our procedures on these unaudited disclosures therefore consisted solely of considering whether they are materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appear to be materially misstated, in line with our responsibilities on "Other information".

In planning and performing our audit we assessed the potential impacts of climate change on the Group's business and any consequential material impact on its financial statements.

The Group has explained in note C6 Risk and sensitivity analysis how climate change has been reflected in the financial statements. Significant judgements and estimates relating to climate change are included in note C6, detailing in particular that the Group's scenario testing results of plausible global responses to climate change do not indicate the need for explicit allowance for climate change within the current valuation of assets and liabilities.

Our audit effort in considering the impact of climate change on the financial statements was focused on evaluating management's assessment that there is no need for explicit allowance for climate change within the valuation of assets and liabilities following the requirements of UK-adopted International Accounting Standards. As part of this evaluation, we performed our own risk assessment, supported by EY climate change specialists, to determine the risks of material misstatement in the financial statements from climate change which needed to be considered in our audit.

We also challenged the Directors' considerations of climate change risks in their assessment of going concern and viability and associated disclosures. Where considerations of climate change were relevant to our assessment of going concern, these are described above.

Based on our work we have not identified the impact of climate change on the financial statements to be a key audit matter or to impact a key audit matter.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in our opinion thereon, and we do not provide a separate opinion on these matters.

Risk area	Our response to the risk

Valuation of best estimate insurance contract liabilities
 	
(Net best estimate insurance contract liabilities $146.7bn; 2024: $123.4bn)
 	
Refer to the Audit Committee Report ; and Notes A3 and C3 of the Consolidated Financial Statements
 	
The IFRS 17 best estimate liabilities (BEL) are calculated using complex fulfilment cashflow models and are sensitive to economic and operating assumptions set by management.
 	
Judgment is involved in setting economic assumptions, particularly discount rates (including the illiquidity premium adjustment) and investment return assumptions; and in determining operating assumptions in respect of mortality, morbidity (including medical claims costs), persistency and expenses (including IFRS 17 attribution).
 	
There is a risk that assumptions do not reflect the economic environment and the Group's demographic and operating experience. In addition, economic assumptions are sensitive to current macro-economic factors and geopolitical risks.
 	
Due to the element of judgment in setting operating assumptions and the sensitivity of the insurance contract balances to small changes in assumptions, there is an inherent risk of management override in this area.
 	
We consider the integrity and appropriateness of fulfilment cashflow models used to determine the IFRS 17 BEL to be critical to the valuation of insurance contract balances. We consider the key risk to relate to changes to fulfilment cashflow models.
	Using EY actuaries as part of our audit team, we performed the following procedures:
	
	For assumptions:
	
	– obtained an understanding and tested the design and operating effectiveness of key controls over management's process for setting economic and operating assumptions;
	– for economic assumptions:
	  – tested discount rates and investment return assumptions for a sample of currencies by reference to yield curves and the Group's economic scenario generators; and
	  – compared the information used to determine the illiquidity premium to the characteristics of the liabilities, asset allocations, and yields-to-maturity and allowance for credit risk on the reference portfolio of assets;
	– for operating assumptions:
	  – compared the key assumptions other than expense assumptions set by management with the results of management's experience investigations, market trends and regulatory developments around product features and pricing; and
	  – compared the expense assumptions to the Group's historical, current and projected expense levels and policy relating to the attribution of expenses to insurance contracts; and
	– performed procedures to test that the assumptions used in the models were consistent with the approved basis.
	
	For IFRS 17 fulfilment cashflows modelling:
	
	– obtained an understanding of management's processes and tested the design and operating effectiveness of key controls over model changes; and
	– for a sample of new models and changes to existing models, we compared management's model validation results with the terms and conditions of the related insurance contracts and the Group's IFRS 17 valuation policies. For a selection of these models, we performed an independent recalculation of the BEL for a sample of Insurance Contract Groups (ICGs) and compared the results to the output of the fulfilment cashflow models used by management.

Risk area	Our response to the risk

Key observations communicated to the Audit Committee

We determined that the actuarial assumptions used by management fall within a reasonable range.

We determined that the fulfilment cashflow models used are appropriate, that changes to the models were implemented as intended and that controls over management's processes for modelling IFRS 17 BEL using the fulfilment cashflow models were operating effectively.

Risk area	Our response to the risk
Revenue recognition in respect of the release of contractual service margin (CSM) (Release of CSM $2.4bn; 2024: $2.3bn) Refer to the Audit Committee Report; and Notes A3 and C3 of the Consolidated Financial Statements Release of CSM is a key component of insurance revenue under IFRS 17 and its calculation involves significant management judgment. The release of CSM is measured based on the level of service provided, as measured by coverage units, and is based on the opening CSM adjusted for movements in the period, including: – Additions to the CSM during the period in respect of new business – Interest accretion for contracts measured using the General Measurement Model (GMM) – The change in fair value of underlying items for contracts measured using the variable fee approach (VFA) – Changes in fulfilment cashflows arising from changes in operating assumptions, that relate to future service Given the importance of the release of CSM to reported insurance revenue, and the complexity of calculations and subjectivity of assumptions involved in determining coverage units and movements in the CSM, we consider release of CSM to give rise to an inherent risk of fraud in revenue recognition.	Using EY actuaries as part of our audit team, we performed the following procedures: – obtained an understanding of management's processes and tested the design and operating effectiveness of controls over: (1) the determination of coverage units; (2) the change management and governance process over the CSM calculation model; (3) management review controls over CSM movements during the period, including release of CSM; – for a sample of contracts issued during the year, tested the calculation of the initial CSM including, where relevant, the identification of onerous contracts; – tested the accuracy of the CSM calculation, including the determination of coverage units, interest accretion for contracts measured using GMM and release of CSM, through reperformance of the calculation for a sample of ICGs; – compared the release pattern to our expectations, based on the prior year release pattern and changes in the business and economic environment during the period; – compared the impact of operating and economic assumption changes in the CSM movement, including changes in the fair value of underlying items for contracts measured using VFA, to related changes in the BEL calculation, including considering whether they related to past or future service; and – validated the CSM movement disclosures in the financial statements to the output of the CSM calculation model.

Key observations communicated to the Audit Committee

We determined that the CSM calculation model is appropriate, that changes to the model were implemented as intended and that controls over management's processes over the CSM calculation model, coverage units determination and CSM movements operated effectively.

We also determined that CSM movements including release of CSM are reasonable and that CSM related disclosures in the consolidated financial statements are appropriate.

Our application of materiality

We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion.

Materiality

The magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our audit procedures.

We determined materiality for the Group to be $215m (2024: $180m), which is 1% (2024: c1%) of total equity. During the course of our audit, we reassessed our initial planning materiality of $180m and updated it to $215m to reflect the total equity at 31 December 2025. We believe that total equity is an appropriate measure to set materiality as we believe that investors are mainly focused on the financial strength of the Group, for which the most appropriate IFRS metric is equity, and growth and profitability metrics based on non-IFRS Traditional Embedded Value reporting.

We determined materiality for the Parent Company to be $154m (2024: $160m), which is 1% (2024: 1%) of total equity.

Performance materiality

The application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality.

On the basis of our risk assessments, together with our assessment of the Group's overall control environment, our judgement was that performance materiality was 75% (2024: 50%) of our planning materiality, namely $160m (2024: $90m). We have set performance materiality at this percentage due to the lower level of corrected and uncorrected misstatements identified during our previous year audit.

Audit work at component locations for the purpose of obtaining audit coverage over significant financial statement accounts is undertaken based on a percentage of total performance materiality. The performance materiality set for each component is based on the relative scale and risk of the component to the Group as a whole and our assessment of the risk of misstatement at that component. In the current year, the range of performance materiality allocated to components was $35m to $70m (2024: $20m to $41m).

Reporting threshold

An amount below which identified misstatements are considered as being clearly trivial.

We agreed with the Audit Committee that we would report to them all uncorrected audit differences in excess of $11m (2024: $9m), which is set at 5% of planning materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.

We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion.

Other information

The other information comprises the information included in the annual report comprising the Strategic Report, the Governance Report, the Directors' Remuneration Report, the TEV Basis Results and the Additional Information, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, the part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

- the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
- the strategic report and the directors' report have been prepared in accordance with applicable legal requirements.

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the Group and the parent company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors' report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

- adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit.

Corporate Governance Statement

We have reviewed the directors' statement in relation to going concern, longer-term viability and that part of the Corporate Governance Statement relating to the Group and company's compliance with the provisions of the UK Corporate Governance Code specified for our review by the UK Listing Rules.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the Corporate Governance Statement is materially consistent with the financial statements or our knowledge obtained during the audit:

- Directors' statement with regards to the appropriateness of adopting the going concern basis of accounting and any material uncertainties identified;
- Directors' explanation as to its assessment of the company's prospects, the period this assessment covers and why the period is appropriate;
- Director's statement on whether it has a reasonable expectation that the Group will be able to continue in operation and meets its liabilities;
- Directors' statement on fair, balanced and understandable;
- Board's confirmation that it has carried out a robust assessment of the emerging and principal risks;
- The section of the annual report that describes the review of effectiveness of risk management and internal control systems; and
- The section describing the work of the audit committee.

Responsibilities of directors

As explained more fully in the directors' responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group and parent company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the parent company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Financial statements.

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the company and management.

- We obtained an understanding of the legal and regulatory frameworks that are applicable to the Group and determined that the most significant are the relevant laws and regulations related to elements of company law, insurance regulation and tax legislation, and the financial reporting framework. Our considerations of other laws and regulations that may have a material effect on the financial statements included permissions and supervisory requirements of the listing authorities in the countries where the Company's shares and debt are listed. We also obtained an understanding of the laws and regulations in the territories in which the Group operates to consider if these would have a material effect on the financial statements.
- We understood how the Company is complying with those frameworks by making enquiries of management and those responsible for legal and compliance matters. We also reviewed correspondence between the Company and regulatory bodies; reviewed minutes of the Board and its Committees; and gained an understanding of the Company's governance framework.
- We assessed the susceptibility of the Group's financial statements to material misstatement, including how fraud might occur by assessing events or conditions that could indicate an incentive or pressure to commit fraud or provide an opportunity to commit fraud. Our risk assessment procedures included:
  - Enquiring of Directors, the Audit Committee and Internal Audit
  - Inspecting papers provided to those charged with governance as to the policies and procedures to prevent and detect fraud, including the Group's "whistleblowing" policies and procedures along with engagement with local management to identify fraud risks specific to their business units, as well as whether they have knowledge of any actual, suspected or alleged fraud.
  - Reading Board and Audit Committee minutes.
  - Considering remuneration incentive schemes and performance targets for management.
- Based on this understanding we designed our audit procedures to identify non-compliance with such laws and regulations. Our procedures involved inquiries of the Group's internal legal counsel, internal audit, certain senior management executives and focused testing on a sample basis, including journal entry testing.

- The risk of fraud was considered to be higher within revenue recognition in respect of the release of CSM due to the fact that the release of CSM represents a significant portion of the Company's insurance revenue. We also considered there to be a higher fraud risk specifically related to operating assumptions, which affect the valuation of the insurance contract liabilities. We considered management override risk to be higher in this area due to significant judgements and estimates involved. Our procedures over Key Audit Matters and other significant accounting estimates included challenging management on the assumptions and judgements made in determining these estimates, including assessing significant accounting estimates for bias.

To address the pervasive risk as it relates to management override, we also performed procedures including:

- Identifying journal entries based on risk criteria and comparing the identified entries to supporting documentation.
- The Group operates in the insurance industry which is a highly regulated environment. As such, the Senior Statutory Auditor considered the experience and expertise of the primary audit team and the component teams to ensure that the team had the appropriate competence and capabilities, which included the use of specialists where appropriate.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Other matters we are required to address

Following the recommendation from the Audit Committee, we were appointed by the company on 25 May 2023 to audit the Financial statements for the year ending 31 December 2023 and subsequent financial periods.

The period of total uninterrupted engagement including previous renewals and reappointments is 3 years, covering the years ending 31 December 2023 to 31 December 2025.

The audit opinion is consistent with the additional report to the Audit committee.

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.


Ernst & Young LLP

John Headley (Senior statutory auditor)
for and on behalf of Ernst & Young LLP, Statutory Auditor

London, United Kingdom
17 March 2026

TEV basis results





Traditional Embedded Value (TEV) basis results

Basis of preparation

In addition to IFRS reporting, Prudential has, from the first quarter of 2025, chosen to prepare a set of supplementary results on a Traditional Embedded Value (TEV) basis. The results have been determined in accordance with the methodology and assumptions set out in notes 6 and 7. All results are stated net of tax and converted using actual exchange rates (AER) unless otherwise stated. AER are actual historical exchange rates for the relevant accounting period. Constant exchange rates (CER) results are calculated by translating prior year results using current year foreign currency exchange rates, ie current year average rates for the income statement and current year closing rates for the balance sheet.

TEV results are prepared on a supplementary basis to the Group's IFRS results. TEV is a way of measuring the current value to shareholders of the future profits from the life businesses (considering only policies that are in-force at the balance sheet date) using a set of actuarial assumptions and after making an allowance for the aggregate risks of that business, plus total net worth. It also includes a provision for future unallocated central corporate expenditure. The value of future new business is excluded from the embedded value. This compares with IFRS profit for insurance contracts which largely reflects the level of services provided for a given period. Under IFRS, unearned future profits expected on those same insurance contracts are contained in a separate liability called the CSM. These future IFRS profits have been derived on a risk neutral basis (including an illiquidity premium), without allowing for the real-world investment returns that will be earned on the assets held. In contrast, TEV reflects all future profits, with no equivalent liability to the CSM, but values those profits on a risk-adjusted real-world basis, allowing for the future investment returns that are expected to be earned by the assets held. TEV also uses a higher discount rate that allows for the uncertainties in these cash flows. IFRS is updated annually for current interest rates and other economic assumptions whereas TEV makes use of longer-term investment returns as described in note 6. For the purposes of preparing TEV results, insurance joint ventures and associates are included at the Group's proportionate share of their embedded value and not at their market value. Asset management and other non-insurance subsidiaries, joint ventures and associates are included in the TEV results at the Group's proportionate share of IFRS shareholders' equity, with central Group debt shown on a market value basis. Further information is contained in note 4 and note 5.

The Directors are responsible for the preparation of the supplementary information in accordance with the stated methodology and assumptions above (as detailed in notes 6 and 7). In preparing the supplementary TEV basis results, the Directors have satisfied themselves that the Group remains a going concern. Further information is provided in note A to the IFRS consolidated financial statements.

TEV results highlights

	2025	2024			
		AER		CER	
	$m	$m	% change	$m	% change
New business profit (NBP) note (i)	**2,782**	2,464	13%	2,495	12%
Annual premium equivalent (APE) sales note (i)	**6,661**	6,202	7%	6,289	6%
New business margin on APE (%)	**42%**	40%	2ppts	40%	2ppts
Present value of new business premiums (PVNBP) note (i)	**31,925**	29,034	10%	29,400	9%
Operating free surplus generated from in-force insurance and asset management businesses notes (i)(ii)	**3,059**	2,666	15%	2,671	15%
Free surplus excluding distribution rights and other intangibles	**9,408**	8,604	9%	8,802	7%
Free surplus ratio (%) note (iii)	**221%**	234%	(13)ppts	234%	(13)ppts
TEV operating profit notes (i)(iv)	**4,752**	4,095	16%	4,142	15%
Operating return on Group TEV (%) note (v)	**15%**	14%	1ppts		
Closing Group TEV equity note (vi)	**37,803**	34,267	10%	34,933	8%
Closing Group TEV equity per share (in cents) note (vi)	**1,483¢**	1,289¢	15%	1,314¢	13%
Closing Group TEV (ie excluding goodwill attributable to equity holders) per share (in cents) note (vi)	**1,453¢**	1,262¢	15%	1,285¢	13%

Notes

(i) New business and operating results are presented before deducting the amounts attributable to non-controlling interests. This presentation is applied consistently throughout this document, unless stated otherwise.

(ii) Stated before restructuring costs, centrally incurred costs and eliminations.

(iii) Free surplus ratio is calculated as the total of Group free surplus excluding distribution rights and other intangibles and TEV required capital, divided by TEV required capital.

(iv) TEV operating profit is stated after restructuring costs, centrally incurred costs and eliminations.

(v) Operating return on Group TEV is calculated as TEV operating profit for the year, after non-controlling interests, as a percentage of opening Group TEV, excluding distribution rights and other intangibles. Operating profit and Group TEV are net of non-controlling interests. By definition Group TEV excludes goodwill.

(vi) Stated net of non-controlling interests.

The TEV basis supplementary information on pages 354 to 373 was approved by the Board of Directors on 17 March 2026 and signed on its behalf by:



Shriti Vadera
Chair



Anil Wadhwani
Chief Executive Officer

Movement in Group TEV equity

		2025 $m			2024 $m
	Note	Insurance and asset management operations	Other (central) operations	Group total	Group total
New business profit	1	2,842	(60)	2,782	2,464
Profit from in-force business	2	2,284	–	2,284	1,967
Insurance business		5,126	(60)	5,066	4,431
Asset management business		305	–	305	275
Operating profit (loss) from insurance and asset management businesses		5,431	(60)	5,371	4,706
Change in allowance for corporate expenditure and other central costs incurred in the year	4	–	(454)	(454)	(414)
Operating profit (loss) before restructuring costs		5,431	(514)	4,917	4,292
Restructuring costs		(43)	(122)	(165)	(197)
Operating profit (loss) for the year		5,388	(636)	4,752	4,095
Non-operating results note (i)		283	(364)	(81)	(566)
Profit (loss) for the year		5,671	(1,000)	4,671	3,529
Non-controlling interests' share of profit		(120)	–	(120)	(85)
Profit (loss) for the year attributable to equity holders of the Company		5,551	(1,000)	4,551	3,444
Intra-group dividends and investment in operations note (ii)		(2,236)	2,236	–	–
Dividends, net of scrip dividends		–	(594)	(594)	(552)
Adjustment to non-controlling interest for Malaysia conventional life business on 1 Jan 2024		–	–	–	(1,375)
Share repurchases/buybacks note (iii)		–	(1,234)	(1,234)	(878)
Foreign exchange movements		787	(6)	781	(526)
Other equity movements note (iv)		(1,172)	1,204	32	(17)
Net increase in Group TEV equity		2,930	606	3,536	96
Group TEV equity at beginning of year		34,688	(421)	34,267	34,171
Group TEV equity at end of year		37,618	185	37,803	34,267
Contribution to Group TEV equity at end of year:					
Insurance business	2	36,186	–	36,186	33,261
Asset management and other	4	653	2,271	2,924	2,348
Provision for future central corporate expenditure		–	(2,086)	(2,086)	(2,078)
Group TEV		36,839	185	37,024	33,531
Goodwill attributable to equity holders		779	–	779	736
Group TEV equity at end of year		37,618	185	37,803	34,267

Movement in Group TEV equity continued

Group TEV equity per share (in cents) note (v)	2025 Insurance and asset management operations	2025 Other (central) operations	2025 Group total
At end of year			
Based on Group TEV (ie excluding goodwill attributable to equity holders)	**1,446¢**	**7¢**	**1,453¢**
Based on Group TEV equity at end of year	**1,476¢**	**7¢**	**1,483¢**
At beginning of year			
Based on Group TEV (ie excluding goodwill attributable to equity holders)	**1,278¢**	**(16)¢**	**1,262¢**
Based on Group TEV equity at beginning of year	**1,305¢**	**(16)¢**	**1,289¢**

TEV basis basic earnings per share (in cents) note (vi)	2025 Basic earnings per share	2024 Basic earnings per share
Based on operating profit	**178.5¢**	146.2¢
Based on profit for the year	**176.4¢**	126.9¢

Notes
(i) The classification of the TEV profit or loss between operating and non-operating results is described in note 6.2. In 2025, the non-operating results of the Group include the gain arising from the sale of a portion of the Group's interest in ICICI Prudential Asset Management Company Limited during the company's IPO. The non-operating results for the insurance business operations is discussed further in note 2(d).
(ii) Intra-group dividends represent dividends that have been paid in the year. Investment in operations reflects movements in share capital.
(iii) Further details on the share buyback/repurchase by the Company are provided in note C8 of IFRS consolidated financial statements.
(iv) Other movements include reserve movements in respect of intra-group transfers between operations that have no overall effect on the Group's shareholders' equity, transactions relating to non-controlling interests, share-based payments, treasury shares, and new share capital subscribed.
(v) Based on the number of issued shares at 31 December 2025 of 2,548 million shares (31 December 2024: 2,658 million shares).
(vi) Based on weighted average number of issued shares in 2025 of 2,580 million shares (31 December 2024: 2,715 million shares), excluding those held in employee share trusts.

Movement in Group free surplus

Operating free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and for our life operations is generally based on (with adjustments as discussed below) the capital regimes that apply locally in the various jurisdictions in which the Group operates. It represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the year. For insurance business, free surplus is generally based on (with adjustments including recognition of certain intangibles and other assets that may be inadmissible on a regulatory basis) the excess of the regulatory basis net assets (TEV total net worth) over the TEV capital required to support the covered business. Adjustments are also made to enable free surplus to be a better measure of shareholders' resources available for distribution. For shareholder-backed businesses, the level of TEV required capital has generally been based on the Group Prescribed Capital Requirements (GPCR) used in our GWS (Group-wide Supervision) as explained in note 6.1(e).

For asset management and other non-insurance business operations (including the Group's central operations), free surplus is taken to be IFRS shareholders' equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime.

		2025 $m			2024 $m
	Note	**Insurance and asset management operations**	**Other (central) operations**	**Group total**	Group total
Expected transfer from in-force business		**2,731**	**–**	**2,731**	2,391
Expected return on existing free surplus		**298**	**–**	**298**	288
Changes in operating assumptions and experience variances		**(275)**	**–**	**(275)**	(288)
Operating free surplus generated from in-force insurance business	2	**2,754**	**–**	**2,754**	2,391
Asset management business		**305**	**–**	**305**	275
Operating free surplus generated from in-force insurance and asset management businesses		**3,059**	**–**	**3,059**	2,666
Investment in new business note (i)	2	**(713)**	**(60)**	**(773)**	(744)
		2,346	**(60)**	**2,286**	1,922
Other expenditure		**–**	**(446)**	**(446)**	(361)
Restructuring costs		**(43)**	**(122)**	**(165)**	(197)
Operating free surplus generated		**2,303**	**(628)**	**1,675**	1,364
Non-operating free surplus generated note (ii)		**657**	**(204)**	**453**	323
Free surplus generated for the year		**2,960**	**(832)**	**2,128**	1,687
Non-controlling interests' share of free surplus generated		**(23)**	**–**	**(23)**	(33)
Free surplus generated for the year attributable to equity holders of the Company		**2,937**	**(832)**	**2,105**	1,654
Net cash flows paid to parent company note (iii)		**(2,137)**	**2,137**	**–**	–
Dividends, net of scrip dividends		**–**	**(594)**	**(594)**	(552)
Share repurchases/buybacks		**–**	**(1,234)**	**(1,234)**	(878)
Issuance of subordinated debt, net of costs		**–**	**462**	**462**	–
Foreign exchange movements		**174**	**(3)**	**171**	(141)
Other equity movements		**(1,271)**	**1,303**	**32**	(19)
Net (decrease) increase in free surplus		**(297)**	**1,239**	**942**	64
Balance at beginning of year		**7,302**	**5,056**	**12,358**	12,455
Adjustment to non-controlling interest for Malaysia conventional life business on 1 Jan 2024		**–**	**–**	**–**	(161)
Balance at end of year		**7,005**	**6,295**	**13,300**	12,358
Representing:					
Free surplus excluding distribution rights and other intangibles		**5,909**	**3,499**	**9,408**	8,604
Distribution rights and other intangibles		**1,096**	**2,796**	**3,892**	3,754
Balance at end of year		**7,005**	**6,295**	**13,300**	12,358

Movement in Group free surplus continued

		2025 $m			2024 $m
Contribution to Group free surplus at end of year:	Note	**Insurance and asset management operations**	**Other (central) operations**	**Group total**	**Group total**
Insurance business	2	**6,352**	**–**	**6,352**	6,611
Asset management and other businesses		**653**	**6,295**	**6,948**	5,747
Total at end of year		**7,005**	**6,295**	**13,300**	12,358

Notes

(i) Free surplus invested in new business primarily represents acquisition costs and amounts set aside for required capital.

(ii) Non-operating free surplus generated for other (central) operations represents the post-tax IFRS basis short-term fluctuations in investment returns, the movement in the mark-to-market value adjustment on core structural borrowings that did not meet the qualifying conditions as set out in the Insurance (Group Capital) Rules and the gain or loss on corporate transactions, if any, undertaken in the period.

(iii) Net cash flows to parent company reflect the cash remittances as included in the holding company cash flow at transaction rates. The difference to the intra-group dividends and investment in operations in the movement in Group TEV equity primarily relates to intra-group loans, foreign exchange movements, timing differences and other non-cash items.

1 Analysis of new business profit and TEV for insurance business operations

Throughout this section we would note the following:

(i) New business in Mainland China is included at Prudential's 50 per cent interest in the life joint venture;
(ii) Within Growth markets and other, new business in India is included at Prudential's 22 per cent interest in the associate; and
(iii) The Malaysia segment contains 100 per cent of the Conventional business and the Group's share of the Takaful joint venture.

APE sales are an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profit for shareholders. The amounts shown are not, and are not intended to be, reflective of revenue recorded in the Group IFRS condensed consolidated income statement.

	2025					
	New business profit (NBP)	**Annual premium equivalent (APE)**	**Present value of new business premiums (PVNBP)**	**New business margin on APE**	**New business margin on PVNBP**	**Closing TEV**
	$m	**$m**	**$m**	**%**	**%**	**$m**
Hong Kong	**1,221**	**2,221**	**11,738**	**55 %**	**10 %**	**14,460**
Indonesia	**118**	**258**	**1,055**	**46 %**	**11 %**	**1,350**
Mainland China (Prudential's share)	**282**	**621**	**2,122**	**45 %**	**13 %**	**3,238**
Malaysia	**118**	**436**	**1,863**	**27 %**	**6 %**	**3,861**
Singapore	**436**	**938**	**6,145**	**46 %**	**7 %**	**7,102**
Growth markets and other	**667**	**2,187**	**9,002**	**30 %**	**7 %**	**7,842**
Non-controlling interests' share of embedded value						**(1,667)**
Total insurance business	**2,842**	**6,661**	**31,925**	**43 %**	**9 %**	**36,186**
Less central costs allocated to new business	**(60)**					
Total Group insurance business	**2,782**	**6,661**	**31,925**	**42 %**	**9 %**	

	2024 AER					
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin on APE	New business margin on PVNBP	Closing TEV
	$m	$m	$m	%	%	$m
Hong Kong	1,091	2,063	10,865	53 %	10 %	13,876
Indonesia	110	262	1,068	42 %	10 %	1,256
Mainland China (Prudential's share)	221	464	1,530	48 %	14 %	2,860
Malaysia	105	406	1,731	26 %	6 %	3,254
Singapore	419	870	5,442	48 %	8 %	6,264
Growth markets and other	580	2,137	8,398	27 %	7 %	7,336
Non-controlling interests' share of embedded value						(1,585)
Total insurance business	2,526	6,202	29,034	41 %	9 %	33,261
Less central costs allocated to new business	(62)					
Total Group insurance business	2,464	6,202	29,034	40 %	8 %	

Notes on the TEV basis results continued

	2024 CER					
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin on APE	New business margin on PVNBP	Closing TEV
	$m	$m	$m	%	%	$m
Hong Kong	1,092	2,065	10,875	53 %	10 %	13,848
Indonesia	106	252	1,028	42 %	10 %	1,212
Mainland China (Prudential's share)	222	464	1,532	48 %	14 %	2,987
Malaysia	112	434	1,850	26 %	6 %	3,586
Singapore	429	890	5,566	48 %	8 %	6,645
Growth markets and other	596	2,184	8,549	27 %	7 %	7,466
Non-controlling interests' share of embedded value						(1,746)
Total insurance business	2,557	6,289	29,400	41 %	9 %	33,998
Less central costs allocated to new business	(62)					
Total Group insurance business	2,495	6,289	29,400	40 %	8 %	

(a) Analysis of new business profit margin by quarter

New business profit (NBP), annual premium equivalent sales (APE) and new business margin can be analysed by quarter as follows:

	2025			2024 AER			2024 CER		
	NBP post central costs	**APE**	**New business margin on APE**	NBP post central costs	APE	New business margin on APE	NBP post central costs	APE	New business margin on APE
	$m	**$m**	**%**	$m	$m	%	$m	$m	%
Q1	**608**	**1,677**	**36%**	545	1,625	34%	543	1,609	34%
Q2	**652**	**1,610**	**40%**	576	1,488	39%	588	1,526	39%
Q3	**705**	**1,716**	**41%**	616	1,527	40%	626	1,564	40%
Q4	**818**	**1,659**	**49%**	730	1,566	47%	740	1,590	47%
Foreign exchange adjustment	**(1)**	**(1)**	**n/a**	(3)	(4)	n/a	(2)	–	n/a
Total	**2,782**	**6,661**	**42%**	2,464	6,202	40%	2,495	6,289	40%

The above table shows NBP, APE sales and new business margin for each discrete quarter of 2025 and 2024. Each quarter is prepared based on economic assumptions at the start of each year (including the long-term economic assumptions as set out in note 7.1) and operating assumptions at the start of each quarter. Each quarter is shown on the basis of average exchange rates for the period concerned. The adjustment at the end of the year (where applicable) is to move new business profit to be based on the average exchange rates for the year in line with how the full year TEV basis results have been prepared.

(b) Movement in new business profit

The movement in new business profit from insurance business operations is analysed as follows:

	$m
2024 new business profit (AER)	2,464
Foreign exchange movements	31
2024 new business profit (CER)	2,495
Sales volume	147
Business mix, product mix and other items	140
2025 new business profit	**2,782**

NBP reflects the value of expected future profits from the new business sold in the year and is a measure used by Prudential to assess profitability of the new business written. Explanations of changes in NBP are contained in the Group Strategic and operating review. Information on the Group's operating experience variances on the in-force business is shown in note 2.

(c) Insurance new business

	Single premiums		Regular premiums		APE	
	2025 $m	2024 $m	**2025 $m**	2024 $m	**2025 $m**	2024 $m
Hong Kong	**803**	398	**2,141**	2,024	**2,221**	2,063
Indonesia	**273**	266	**231**	235	**258**	262
Mainland China	**537**	162	**568**	447	**621**	464
Malaysia	**109**	95	**425**	397	**436**	406
Singapore	**2,494**	1,404	**689**	730	**938**	870
Growth markets and other	**597**	628	**2,126**	2,074	**2,187**	2,137
Total	**4,813**	2,953	**6,180**	5,907	**6,661**	6,202

2 Analysis of movement in net worth and value of in-force insurance business operations

	2025 $m					2024 $m
	Free surplus	Required capital	Net worth	Value of in-force business note (b)	Embedded value note (a)	Embedded value note (a)
Balance at beginning of year	6,611	6,410	13,021	20,240	33,261	32,474
New business contribution note (b)	(713)	886	173	2,669	2,842	2,526
Existing business – transfer to net worth	2,731	(286)	2,445	(2,445)	–	–
Expected return on existing business	298	291	589	1,958	2,547	2,366
Changes in operating assumptions, experience variances and other items note (c)	(275)	97	(178)	(85)	(263)	(399)
In-force business	2,754	102	2,856	(572)	2,284	1,967
Operating profit before restructuring costs	2,041	988	3,029	2,097	5,126	4,493
Restructuring costs	(20)	–	(20)	–	(20)	(21)
Operating profit	2,021	988	3,009	2,097	5,106	4,472
Non-operating result note (d)	(699)	429	(270)	(805)	(1,075)	(708)
Profit for the year	1,322	1,417	2,739	1,292	4,031	3,764
Non-controlling interests' share of profit	(15)	(14)	(29)	(83)	(112)	(94)
Profit for the year attributable to equity holders of the Company	1,307	1,403	2,710	1,209	3,919	3,670
Foreign exchange movements	160	63	223	509	732	(468)
Intra-group dividends and investment in operations	(2,023)	(115)	(2,138)	115	(2,023)	(1,177)
Adjustment to non-controlling interest for Malaysia conventional life business on 1 Jan 2024	–	–	–	–	–	(1,404)
Other equity movements note (e)	297	–	297	–	297	166
Balance at end of year	6,352	7,761	14,113	22,073	36,186	33,261

(a) Total embedded value

The total embedded value for insurance business operations at the end of each year, excluding goodwill attributable to equity holders, can be analysed further as follows:

	31 Dec 2025 $m	31 Dec 2024 $m
Free surplus	6,352	6,611
Required capital	7,761	6,410
Net worth	14,113	13,021
Value of in-force business before deduction of cost of capital	23,094	21,308
Cost of capital	(1,021)	(1,068)
Net value of in-force business	22,073	20,240
Embedded value	36,186	33,261

(b) Value of in-force business and new business profit split by product type

The value of in-force business (VIF) and new business profit (NBP) are analysed by product type as follows:

	2025 %		2024 %	
Product	VIF	NBP	VIF	NBP
Health & protection	46	36	46	40
Participating (Shareholder-backed)	7	28	5	29
Participating	28	15	29	11
Non-participating	5	14	5	15
Linked	14	7	15	5
Total	100	100	100	100

(c) Changes in operating assumptions, experience variances and other items

Overall, the total impact of operating assumption changes, experience variances and other items in 2025 is $(263) million (2024: $(399) million), comprising changes in operating assumptions of $8 million (2024: $(45) million) and experience variances and other items of $(271) million (2024: $(354) million). Included in the $(271) million is $(230) million (2024: $(175) million) that was invested in building capabilities in the period.

Notes on the TEV basis results continued

(d) Non-operating results

The non-operating result each period comprises short-term fluctuations caused by changes in interest rates and other market movements, the effect of changes in economic assumptions and the impact of corporate transactions undertaken, if any, in the period.

The 2025 non-operating result largely reflects the impact of a reduction in interest rates across many of our Asian markets with a consequential reduction in the investment return assumptions (which trend from current to long-term assumptions over time) with no change in the long-term discount rate to offset. It also reflects derisking activity in Mainland China. The 2024 non-operating result reflected interest rate rises in many Asian markets offset by the effects of a reduction in the long-term risk-free rate for Mainland China by 50 bps (which impacted fund earned rates and the risk discount rate).

(e) Other equity movements

Other equity movements include reserve movements in respect of intra-group transfers between operations that have no overall effect on the Group's TEV equity and transactions relating to non-controlling interests.

3 Sensitivity of results for insurance business operations to alternative assumptions

(a) Sensitivity analysis – economic assumptions

The tables below show the sensitivity of the new business profit and the embedded value for insurance business operations to:

- 1 per cent and 2 per cent increases in interest rates and 0.5 per cent decrease in interest rates impacting both long-term and current interest rates used in determining TEV values. This allows for consequential changes in the assumed investment returns for all asset classes, market values of fixed interest assets, local statutory reserves, capital requirements and risk discount rates;
- 1 per cent fall in equity and property yields and risk discount rates;
- 1 per cent and 2 per cent increases in the risk discount rates via a change to the risk premium;
- For embedded value only, 20 per cent fall in the market value of equity and property assets (with no impact on assumed investment returns); and
- 5 per cent increase and decrease in foreign exchange rates.

The sensitivities shown below are for the impact of instantaneous changes on the embedded value of insurance business operations and include the combined effect on the value of in-force business and net assets (including derivatives within the insurance operations) held at the valuation dates indicated. The results only allow for limited management actions, such as repricing and changes to future policyholder bonuses, where applicable. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown below. In this case, management could also take additional actions to help mitigate the impact of these stresses. No change in the mix of the asset portfolio held at the valuation date is assumed when calculating sensitivities, while changes in the market value of those assets are recognised. The sensitivity impacts are expected to be non-linear. To aid understanding of this non-linearity, impacts of both a 1 per cent and 2 per cent increase to interest rates and risk discount rates are shown.

The sensitivities shown below are for illustrative purposes and, in reality, the impacts may be different. In the event that the illustrated changes in market conditions occur, the effect would be captured in non-operating results. For in-force business, the impact of the market sensitivities below is calculated by reference to end of year economic assumptions, whereas new business impacts are with reference to beginning of year economic assumptions.

New business profit from insurance business	2025 $m	2024 $m
Base value (before central costs)	**2,842**	2,526
Impact from alternative economic assumptions:		
Interest rates – 2% increase	**(78)**	(59)
Interest rates – 1% increase	**(49)**	(28)
Interest rates – 0.5% decrease	**31**	17
Equity and property returns and risk discount rates – 1% decrease	**355**	283
Risk discount rates – 2% increase	**(634)**	(565)
Risk discount rates – 1% increase	**(352)**	(311)
Foreign exchange rates – 5% increase	**(77)**	(68)
Foreign exchange rates – 5% decrease	**85**	75

New business profit sensitivities vary with changes in business mix and APE sales volumes.

Embedded value of insurance business	31 Dec 2025 $m	31 Dec 2024 $m
Base value*	**36,186**	33,261
Impact from alternative economic assumptions:		
Interest rates – 2% increase	**(4,225)**	(3,294)
Interest rates – 1% increase	**(2,234)**	(1,682)
Interest rates – 0.5% decrease	**1,303**	971
Equity/property market values – 20% fall	**(1,852)**	(1,684)
Equity and property returns and risk discount rates – 1% decrease	**2,136**	1,914
Risk discount rates – 2% increase	**(4,989)**	(4,778)
Risk discount rates – 1% increase	**(2,757)**	(2,637)
Foreign exchange rates – 5% increase	**(1,050)**	(921)
Foreign exchange rates – 5% decrease	**1,160**	1,018

* Embedded value sensitivities include Africa operations at base value. In the context of the Group, Africa's results are not materially impacted by the above sensitivities.

In order to illustrate the impact of varying specific economic assumptions, all other assumptions are held constant in the sensitivities above and, therefore, the actual changes in embedded value were these economic effects to materialise may differ from the sensitivities shown.

(b) Sensitivity analysis – non-economic assumptions

The tables below show the sensitivity of the new business profit and the embedded value for insurance business operations to the following changes to the relevant operating assumptions:

- 10 per cent proportionate decrease in maintenance expenses (for example, a 10 per cent sensitivity on a base assumption of $10 per annum would represent an expense assumption of $9 per annum);
- 10 per cent proportionate decrease in lapse rates (for example, a 10 per cent sensitivity on a base assumption of 5.0 per cent would represent a lapse rate of 4.5 per cent per annum); and
- 10 per cent proportionate decrease in base mortality (ie increased longevity) and morbidity rates.

Changes in operating assumptions are reported in operating profit.

New business profit from insurance business

	2025 $m	2024 $m
New business profit (before central costs)	**2,842**	2,526
Maintenance expenses – 10% decrease	**47**	51
Lapse rates – 10% decrease	**143**	131
Mortality and morbidity – 10% decrease	**230**	229

Embedded value of insurance business

	31 Dec 2025 $m	31 Dec 2024 $m
Embedded value	**36,186**	33,261
Maintenance expenses – 10% decrease	**357**	313
Lapse rates – 10% decrease	**1,067**	942
Mortality and morbidity – 10% decrease	**2,432**	2,100

4 TEV results for other (central) operations

TEV results for the change in allowance for corporate expenditure and other central costs incurred in the year comprises the movement in the provision for recurring central head office expenditure that is not related to the acquisition of new business together with the post-tax IFRS results for other central items such as interest costs on core structural borrowings and other central net investment income and other items. It also includes the actual head office expenditure (before restructuring costs) in the year on an IFRS net-of-tax basis, which is either allocated to new business (if it relates to acquisition costs) or in-force otherwise. In-force costs are covered by the provision.

Certain costs incurred within the head office functions are recharged to the insurance business operations and recorded within the results for those operations. The assumed future expenses within the value of in-force business for insurance business operations generally allow for amounts expected to be recharged by the head office functions on a recurring basis. The provision for future central corporate expenditure and the actual expenditure in the year excludes such costs.

Notes on the TEV basis results continued

The allowance for the future costs of internal asset management services within the TEV results for insurance business operations excludes the projected future profits generated by any non-insurance entities within the Group in providing those services (ie the TEV for insurance business operations includes the projected future profit or loss from asset management and service companies that support the Group's covered insurance businesses). The results of the Group's asset management operations include the current period profit from the management of both internal and external funds, consistent with their presentation within the Group's IFRS basis reporting. An adjustment is accordingly made to Group TEV operating profit, within the results for other (central) operations, to deduct the expected profit anticipated to arise in the current period in the opening value of in-force business from internal asset management services, such that Group TEV operating profit includes the actual profit earned in respect of the management of these assets. Under IFRS 17, a similar adjustment is made to eliminate the intra-group profit within the results of central operations.

The Group TEV equity for other operations is taken to be IFRS shareholders' equity, with central Group debt shown on a market value basis, offset by the provision for future central corporate expenditure. Free surplus for other operations is taken to be IFRS shareholders' equity, net of any goodwill attributable to equity holders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime. Under the GWS Framework, debt instruments issued at the date of designation which met the transitional conditions set by the Hong Kong IA are included as GWS eligible group capital resources. In addition, debt issued since the date of designation which met the qualifying conditions as set out in the Insurance (Group Capital) Rules are also included as GWS eligible group capital resources.

Shareholders' equity for other (central) operations can be compared across metrics as shown in the table below.

	31 Dec 2025 $m	31 Dec 2024 $m
IFRS shareholders' equity	**2,214**	1,426
Mark-to-market value adjustment on central borrowings note 5	**57**	231
Provision for future central corporate expenditure	**(2,086)**	(2,078)
Group TEV equity	**185**	(421)
IFRS shareholders' equity	**2,214**	1,426
Mark-to-market value adjustment on central borrowings	**57**	231
Debt instruments treated as capital resources	**4,024**	3,399
Free surplus at end of year	**6,295**	5,056

5 Net core structural borrowings of shareholder-financed businesses

	31 Dec 2025 $m			31 Dec 2024 $m		
	IFRS basis note (ii)	**Mark-to-market value adjustment note (iii)**	**TEV basis at market value**	IFRS basis note (ii)	Mark-to-market value adjustment note (iii)	TEV basis at market value
Core structural borrowings:						
Subordinated debt	**2,795**	**(35)**	**2,760**	2,289	(141)	2,148
Senior debt	**1,664**	**(22)**	**1,642**	1,636	(90)	1,546
	4,459	**(57)**	**4,402**	3,925	(231)	3,694
Holding company cash and short-term investments note (i)	**(4,282)**	**–**	**(4,282)**	(2,916)	–	(2,916)
Net core structural borrowings of shareholder-financed businesses	**177**	**(57)**	**120**	1,009	(231)	778

Notes

(i) Holding company includes centrally managed Group holding companies and service companies.

(ii) As recorded in note C5.1 to the IFRS consolidated financial statements. The movement in the value of core structural borrowings includes issuance in the year and foreign exchange effects for non-USD denominated debts.

(iii) The movement in the mark-to-market value adjustment can be analysed as follows:

	2025 $m	2024 $m
Mark-to-market value adjustment at beginning of year	**(231)**	(274)
Charge to the income statement (including foreign exchange effects)	**173**	43
Effect of foreign exchange movements included in reserves	**1**	–
Mark-to-market value adjustment at end of year	**(57)**	(231)

6 Methodology and accounting presentation

6.1 Methodology

The following sets out the Group's methodology for preparing the TEV basis results. Key features of the Group's methodology include:

- The use of long-term risk-free rates when setting investment return assumptions. For in-force business investment returns generally trend from current to long-term assumptions;
- Using the same long-term risk-free rates to set the risk discount rates which also includes a risk margin to cover non-diversifiable non-market risk as well as market risk, including an implicit allowance for the time value of options and guarantees; and
- To reduce TEV for a projection of recurring central head office expenditure and to reduce TEV new business profit for that proportion of recurring actual central head office expenditure considered to be acquisition in nature.

In addition, to facilitate discrete quarterly reporting new business profit is determined based on economic assumptions at the start of the year and on operating assumptions at the start of the quarter being reported. More information on the new business results by quarter are set out in note 1(a). The 2025 TEV basis results have been prepared using the long-term assumptions set out in note 7.1.

(a) In-scope business

An embedded value (EV) is calculated for each of the Group's in-scope insurance business (including the Group's investments in joint venture and associate insurance business operations). It represents the net worth and the present value of future profits attributable to shareholders from insurance contracts in-force at the end of the reporting year.

The TEV results for the Group's in-scope insurance business are then combined with the post-tax IFRS results of the Group's asset management and other business operations. A provision for future central corporate expenditure that is not recharged or allocated to the insurance business operations is determined and reduces Group TEV equity accordingly. An adjustment is also made to carry the Group's core structural borrowings at market value. The TEV for the life insurance business incorporates the projected margins of attaching internal asset management, as described in note (g) below.

The TEV principles below are applicable to all of the Group's businesses with the exception of its associate ICICI Prudential, which uses the Indian Embedded Value methodology as issued by the Institute of Actuaries of India, consistent with local practice in India. Certain smaller immaterial subsidiaries have also continued to apply 'simplified' EEV principles issued by the European Insurance CFO Forum in 2016.

(b) Valuation of in-force and new business

The TEV basis results are prepared incorporating best estimate assumptions, about all relevant factors including, persistency, mortality, morbidity and expenses, as described in note 7.2. These assumptions, as well as a long-term view of future investment returns, are used to project future cash flows. The present value of the projected future cash flows is then calculated using a discount rate, which reflects risks associated with the cash flows that are not otherwise allowed for, such as implicit allowance for the time value of options and guarantees. Further information on how the risk discount rate has been set is included in item (h) below.

The total profit that emerges over the lifetime of an individual contract as calculated under the TEV basis is the same as that calculated under the IFRS basis. As IFRS defers all day one profit into a contractual service margin which it releases in line with service provision, under the TEV methodology profit emergence is more advanced, more closely aligning the timing of the recognition of profit with the efforts and risks of current management actions, particularly with regard to business sold during the year.

New business

New business premiums reflect those premiums attaching to the in-scope insurance business, including premiums for contracts classified as investment contracts under IFRS 17. New business premiums for regular premium products are shown on an annualised basis in the Group's new business sales reporting.

New business profitability is a key metric for the Group's management of the development of the business. NBP represents the value created by new business sold in the period determined by applying operating and economic assumptions that apply at the beginning of the quarter in which new business is reported and at the beginning of the year respectively. In addition, new business margins are shown by reference to APE and PVNBP. These margins are calculated as the percentage of the value of NBP to APE and PVNBP. APE is calculated as the aggregate of annualised regular premiums on new business written in the period and one-tenth of single premiums. PVNBP is calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions made in determining the NBP.

New business profit is determined using long-term investment return assumptions, with the exception of certain business (principally single premium business) which trends from current investment returns to long-term investment returns over time. The risk discount rates applied to new business reflect the risks attaching to business sold in the period and may differ to those of the opening in-force business.

(c) Cost of capital

A charge is deducted from the embedded value for the cost of locked-in required capital supporting the Group's insurance business. The cost is the difference between the nominal value of the capital held and the discounted value of the projected releases of this capital, allowing for post-tax investment earnings on the capital.

The TEV results are affected by the movement in this cost from period to period, which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where required capital is held within a with-profits long-term fund, the value placed on surplus assets within the fund is already adjusted to reflect its expected release over time and so no further adjustment to the shareholder position is necessary.

(d) Investment return assumptions

Risk-free rates (RFRs) and fund earned rates (FERs) are set with reference to a long-term 'passive' view of the investment outlook (ie on a long-term basis) rather than being updated at each valuation date to directly reflect changes in interest rates over the period. Equity and property return assumptions are set in relation to the long-term return on 10-year government bonds, with allowance for the internal view of risk premium for each currency. The Group also uses its assumed long-term, risk-free rates in calibrating risk discount rates (see (h) below). To derive investment returns for in-force business, the Group trends from current observable rates over time to these assumed long-term, risk-free rates (passive basis), for VIF. Whereas for NBP the Group applies long-term rates throughout, with some exceptions, for example single premium business.

(e) Level of required capital and net worth

In general, net worth and required capital are set with reference to the applicable local statutory regime, with the level of required capital set based on the GWS capital at the Group Prescribed Capital Requirement (GPCR) level. In certain circumstances where updates to the local statutory regime are imminent (ie due to be effective within 12 months) and specific conditions are met, the net worth and required capital may be set with reference to these prospective local statutory rules for TEV reporting. At 31 December 2025 all net worth amounts were based on regulatory reporting effective at that date.

For shareholder-backed businesses, the level of required capital has been based on the relevant GPCR.

- For Hong Kong business, the HK RBC framework requires liabilities to be valued on a best estimate basis and capital requirements to be risk based. Adjustments are made to TEV free surplus to better reflect how the business is managed. For example, TEV free surplus excludes regulatory surplus that arises where HK RBC technical provisions are lower than policyholder asset shares. In addition, for participating business, the HK RBC regime recognises the value of future shareholder transfers on an economic basis as available capital with an associated required capital. Within TEV, the shareholder value of participating business continues to be recognised as VIF with no recognition within free surplus and no associated required capital.
- For Mainland China, the level of required capital follows the approach for embedded value reporting issued by the China Association of Actuaries (CAA) introduced when the C-ROSS regime became effective. The CAA started a project to assess whether any changes are required to the embedded value guidance in Mainland China given changes in rules, regulations and the external market environment since the standard was first issued. To date, no outcomes have been proposed by the CAA and accordingly no changes have been made by Prudential to its approach to embedded value reporting for Mainland China.
- For Singapore life operations, the level of net worth and required capital is based on the Tier 1 capital position under the risk-based capital framework (RBC2), which removes certain negative reserves permitted to be recognised in the full RBC2 regulatory position applicable to the Group's GWS capital position, in order to better reflect free surplus and its generation.

(f) With-profits business and the treatment of the estate

For the Group's relevant operations, the proportion of surplus allocated to shareholders from the with-profits funds has been based on the applicable profit distribution between shareholders and policyholders. The TEV methodology includes the value attributed to the shareholders' interest in the residual estate of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. Adjustments are also made to reflect any capital requirements for with-profits business in excess of the capital resources of the with-profits funds.

(g) Internal asset management

The insurance business TEV includes the projected future profit from asset management and service companies that support the Group's in-scope insurance businesses. The results of the Group's asset management business operations include the current period profit from the management of both internal and external funds. The TEV results for other (central) operations is adjusted to deduct the expected profit anticipated to arise in the current period in the opening VIF from internal asset management and other services. This deduction is on a basis consistent with that used for projecting the results for in-scope insurance business. Accordingly, Group operating profit includes the actual profit earned in respect of the management of these assets.

(h) Allowance for risk and risk discount rates

Under TEV, discount rates used to determine the present value of expected future cash flows are set by reference to risk-free rates plus a risk premium.

The risk-free rates are largely based on a long-term passive view of local government bond yields.

The risk premium reflects any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation as well as market risk, including an implicit allowance for the time value of options and guarantees. The risk premium is set to be at least equal to the equity risk premium relevant to each currency within each business unit and for smaller entities takes into consideration the stage of development of the business. The equity risk premium is used irrespective of the strategic asset allocation of the business, which, as well as equities, will include government and corporate bonds, with the higher allowance implicitly covering credit risk.

The risk discount rates applied to the in-force business at 31 December 2025 are set out in note 7.1.

(i) Allowance for corporate expenditure

A deduction has been made from Group TEV equity for the present value of future unallocated central corporate expenditure, representing the recurring expenses incurred by the central head office which are not recharged to the business units. These recurring expenses exclude interest costs on core borrowings, net investment return and similar items.

This provision is determined by allocating recurring central corporate expenditure between acquisition and maintenance expenses based on the underlying activity of the functions giving rise to the expenditure. Acquisition costs are deducted from new business profit.

Maintenance costs are projected forward for the next 20 years, taking account of the Group's three year business plan with the present value being deducted from Group TEV. The present value of the corporate expenditure is derived with reference to the Hong Kong risk discount rate.

(j) Foreign currency translation

Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency transactions are translated at the spot rate prevailing at the date of the transactions. Foreign currency assets and liabilities have been translated at closing exchange rates. The principal exchange rates are shown in note A1 of the Group IFRS consolidated financial statements.

(k) Taxation

In determining the post-tax profit for the period for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected future cash flows to determine the value of in-force business are calculated referencing tax rates that have been announced and substantively enacted by the end of the reporting period.

The OECD Pillar Two tax rules, which include a global minimum tax and domestic minimum tax rate of 15 per cent, became effective for the whole Group in 2025, following enactment in Hong Kong. These tax rules are not expected to have a material impact on the Group TEV in periods where actual investment returns are in line with or below the expected long-term rates of return.

6.2 Accounting presentation

(a) Analysis of post-tax profit

To the extent applicable, the presentation of the TEV profit or loss for the period is consistent with the classification between operating and non-operating results that the Group applies for the analysis of IFRS results. Operating results are determined using investment returns as described in note (b) below and incorporate new business profit (6.1(b)), expected return on existing business (6.2(c)), routine review of operating assumptions (6.2(d)) and actual experience variation from operating assumptions in the period (6.2(e)).

In addition, operating results include the effect of changes in tax legislation, unless these changes are one-off and structural in nature, or primarily affect the level of projected investment returns, in which case they are reflected as a non-operating result, which comprises fluctuations caused by changes in interest rates and other market movements in the period, the effect of changes in long-term economic assumptions, mark-to-market movements on corporate debt and the impact of corporate transactions, if any, undertaken in the period.

The Group believes that operating profit, as adjusted for these non-operating items, better reflects underlying performance.

(b) Investment returns included in operating profit

The investment returns included in operating profit are based on assumptions applying at the beginning of the year with any changes in these investment return assumptions captured in non-operating profit. These expected returns are generally calculated by reference to the asset mix of the opening portfolio.

(c) Expected return on existing business

Expected return on existing business comprises the expected unwind of discounting effects on the opening value of in-force business and required capital and the expected return on existing free surplus. The unwind of discount and the expected return on existing free surplus are determined based on economic assumptions at the start of the year but allow for changes in operating assumptions in the period (ie opening value is adjusted for the effect of changes in operating assumptions during the period). The expected return on net worth is based on long-term investment returns.

(d) Effect of changes in operating assumptions

Operating profit includes the effect of changes to operating assumptions on the value of in-force business at the beginning of the reporting period. For presentational purposes the effect of changes is delineated to show the effect on the opening value of in-force business as operating assumption changes, with the experience variances subsequently being determined by reference to the assumptions at the end of the reporting period, as discussed below.

New business reflects operating assumptions in place at the start of the quarter in which the new business is recorded. Operating profit includes the effect of changes to these operating assumptions on the reported new business profit for the period.

(e) Operating experience variances

Operating profit includes the effect of experience variances relative to operating assumptions, such as persistency, mortality, morbidity, expenses and other factors, which are calculated with reference to the assumptions at the end of the reporting period.

(f) Effect of changes in economic assumptions

Movements in the value of in-force business caused by changes in economic assumptions are recorded in non-operating results.

Notes on the TEV basis results continued

7 Assumptions

7.1 Principal in-force economic assumptions

The TEV results for the Group's in-force business are determined using economic assumptions where both the risk discount rates and long-term expected rates of return on investments are set with reference to the Group's view of long-term risk-free rates of return by currency. These long-term risk-free rates are the same as those used in our determination of adjusted operating profit in IFRS. The framework used to derive these assesses historical data, forward looking economic views around real rates, inflation and outlooks from central banks. Risk discount rates are determined by adding a country and currency specific risk premium to the risk-free rate to make allowance for the risk profile of the business. The risk premium is at least as large as the equity risk premium for the relevant currency. Long-term expected returns on equity and property assets and corporate bonds are derived by adding a risk premium to the risk-free rate based on the Group's long-term view. Additionally, when determining TEV, current risk-free rates, trend to the long-term risk-free rates over time when projecting investment returns.

	31 Dec 2025 %				
In-force assumptions note (iii)	**Current market 10-year government bond yield**	**Long-term 10-year government bond yield**	**Risk premium**	**In-force risk discount rate**	**Equity risk premium (geometric)**
Hong Kong note (i)	**4.3**	**3.2**	**4.5**	**7.7**	**3.5**
Indonesia	**6.4**	**6.3**	**6.3**	**12.6**	**4.3**
Mainland China	**1.9**	**2.9**	**6.0**	**8.9**	**4.0**
Malaysia	**3.7**	**3.9**	**4.0**	**7.9**	**3.5**
Philippines	**6.3**	**5.8**	**6.3**	**12.1**	**4.3**
Singapore	**2.2**	**2.7**	**4.0**	**6.7**	**3.5**
Taiwan note (i)	**4.3**	**3.2**	**3.5**	**6.7**	**3.5**
Thailand	**1.7**	**4.6**	**4.3**	**8.9**	**4.3**
Vietnam	**3.8**	**5.8**	**5.3**	**11.1**	**4.3**
Total weighted average note (ii)	**3.7**	**3.6**	**4.4**	**8.0**	**3.6**

	31 Dec 2024 %				
In-force assumptions note (iii)	Current market 10-year government bond yield	Long-term 10-year government bond yield	Risk premium	In-force risk discount rate	Equity risk premium (geometric)
Hong Kong note (i)	4.7	3.2	4.5	7.7	3.5
Indonesia	7.2	6.3	6.3	12.6	4.3
Mainland China	1.7	2.9	6.0	8.9	4.0
Malaysia	3.9	3.9	4.0	7.9	3.5
Philippines	6.2	5.8	6.3	12.1	4.3
Singapore	2.9	2.7	4.0	6.7	3.5
Taiwan note (i)	4.7	3.2	3.5	6.7	3.5
Thailand	2.3	4.6	4.3	8.9	4.3
Vietnam	2.8	5.8	5.3	11.1	4.3
Total weighted average note (ii)	4.1	3.7	4.4	8.1	3.6

Notes

(i) For Hong Kong and Taiwan, the assumptions shown are for US dollar denominated business. For other businesses, the assumptions shown are for local currency denominated business.

(ii) Total weighted average assumptions have been determined by weighting each business's assumptions by reference to the closing net value of all in-force in-scope businesses.

(iii) Expected long-term inflation assumptions at 31 December 2025 and 2024 range from 1.5 per cent to 4.3 per cent.

7.2 Operating assumptions

Best estimate assumptions are used for projecting future cash flows, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain. Where experience is expected to be adverse over the short term, a provision may be established.

(a) Demographic assumptions

Persistency, mortality and morbidity assumptions are based on an analysis of recent experience and reflect expected future experience. When projecting future cash flows for medical reimbursement business that is repriced annually, explicit allowance is made for expected future premium inflation and separately for future medical claims inflation.

(b) Expense assumptions

Expense levels, including those of the service companies that support the Group's insurance business, are based on internal expense analysis and are appropriately allocated to acquisition of new business and renewal of in-force business. For mature business, it is Prudential's policy not to take credit for future cost reduction programmes until the actions to achieve the savings have been delivered. Expense overruns are reported where these are expected to be short-lived, including businesses that are growing rapidly or are sub-scale.

Expenses comprise costs borne directly and costs recharged or allocated from the Group head office functions that are attributable to the insurance business. The assumed future expenses for the insurance business allow for amounts expected to be recharged or allocated by the head office functions.

Corporate expenditure included within the TEV results of other (central) operations, comprises expenditure of the Group head office functions that is not recharged or allocated to the insurance or asset management business operations, primarily for corporate-related activities together with restructuring costs incurred across the Group. Further explanation of how central costs are allowed for within TEV are discussed in note 4 and 6.1 (i).

(c) Tax rates

The assumed long-term effective tax rates for operations reflect the expected incidence of taxable profit or loss in the projected future cash flows as explained in note 6.1(k). The local standard corporate tax rates applicable are as follows:

	%
Hong Kong	16.5% on 5% of premium income
Indonesia	22.0
Mainland China	25.0
Malaysia	24.0
Philippines	25.0
Singapore	17.0
Taiwan	20.0
Thailand	20.0
Vietnam	20.0

8 Reconciliation of expected transfer of value of in-force business and required capital to free surplus

The table below shows how the value of in-force business (VIF) and the associated required capital for insurance business operations are projected as emerging into free surplus over the next 20 years as estimated at the end of 31 December 2025. The modelled cash flows use the same methodology underpinning the Group's TEV reporting and so are subject to the same assumptions and sensitivities used to prepare our 2025 TEV results. These include 100 per cent of the Group's Malaysia Conventional Life business.

	2025	2026	2027	2028	2029	2030	2031 - 2045	Total (2025 - 2045)
	$m	$m	$m	$m	$m	$m	$m	$m
2024 expected free surplus generation for years 2025 to 2044	2,708	2,628	2,622	2,437	2,406	2,344	28,277	43,422
Less: Amounts expected to be realised in the current year	(2,708)	–	–	–	–	–	–	(2,708)
Add: Expected free surplus to be generated in year 2045 (excluding 2025 new business)	–	–	–	–	–	–	1,845	1,845
Foreign exchange differences	–	44	52	55	58	60	727	996
New business	–	450	321	312	292	284	3,510	5,169
Operating, non-operating and other movements	–	9	(15)	55	6	(12)	83	126
2025 expected free surplus generation for years 2026 to 2045	**–**	**3,131**	**2,980**	**2,859**	**2,762**	**2,676**	**34,442**	**48,850**

9 Other information

Ownership interest in Prudential Assurance Malaysia Berhad

The settlement reached in the Malaysian dividend dispute in July 2025 is as described in note D2 of the IFRS consolidated financial statements.

On 22 January 2026, the Group signed an agreement to acquire a further 19 per cent interest in the conventional life insurance business in Malaysia increasing the Group's stake from 51 per cent to 70 per cent. See note D2 of the IFRS consolidated financial statements for further details.

Post balance sheet events

The second interim dividend for the year ended 31 December 2025 was approved by the Board of Directors after 31 December 2025, which is described in note B5 of the IFRS consolidated financial statements.

On 6 January 2026 the Company announced the commencement of a new share buyback programme up to a maximum aggregate amount of $1.2 billion as discussed in note D3 of the IFRS consolidated financial statements.

The increase in the ownership interest in Prudential Assurance Malaysia Berhad in January 2026 is described above.

Contingencies and related obligations

The Group is involved in various litigation and regulatory proceedings from time to time as described in note D1 of the IFRS consolidated financial statements.

Statement of Directors' responsibilities in respect of the Traditional Embedded Value (TEV) basis supplementary information

The Directors have chosen to prepare supplementary information on a Traditional Embedded Value (TEV) basis using the methodology and assumptions set out in the Notes on the TEV basis results (Group TEV Methodology).

In preparing the TEV supplementary information, the Directors have:

- Prepared the supplementary information in accordance with the Group TEV Methodology;
- Identified and described the business covered by the Group TEV Methodology;
- Applied the Group TEV Methodology consistently to the covered business;
- Determined assumptions on a realistic basis, having regard to past, current and expected future experience and to any relevant external data, and then applied them consistently;
- Made estimates that are reasonable and consistent; and
- Described the basis on which business that is not covered business has been included in the supplementary information, including any material departures from the accounting framework applicable to the Group's financial statements.

Independent auditor's report to Prudential plc on the Traditional Embedded Value (TEV) basis results

Opinion

We have audited the Traditional Embedded Value ('TEV') Basis Results of Prudential plc ('the Company' and, together with its subsidiaries, 'the Group') for the year ended 31 December 2025, which comprise the basis of preparation, the TEV results highlights, the movement in Group TEV equity, the movement in Group free surplus and the related notes 1 to 9. The TEV Basis Results should be read in conjunction with the Group financial statements.

In our opinion, the TEV Basis Results of the Group for the year ended 31 December 2025 are prepared, in all material respects, in accordance with the basis of preparation and the methodology and assumptions as set out in notes 6 and 7 respectively.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) including 'ISA (UK) 800 (Revised) Special Considerations – Audits of Financial Statements Prepared in Accordance with Special Purpose Frameworks'. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the TEV Basis Results section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the TEV Basis Results in the UK, including the FRC's Ethical Standard, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of matter – basis of preparation and restriction on use

We draw attention to the special purpose basis of preparation together with the information in notes 6 and 7. The TEV Basis Results are prepared to provide additional information to users of the Group financial statements. As a result, the TEV Basis Results may not be suitable for another purpose. Our opinion is not modified in respect of this matter.

Our report is intended solely for the Company, in accordance with the terms of our engagement letter dated 21 May 2025. Our audit work has been undertaken so that we might state to the Company those matters we have been engaged to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our audit work, for this report, or for the opinions we have formed.

Conclusions relating to going concern

In auditing the TEV Basis Results, we have concluded that the Directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

In evaluating the Directors' assessment of the Group's ability to continue to adopt the going concern basis of accounting we:

- confirmed our understanding of management's going concern assessment process and obtained management's assessment which covers the period to 31 March 2027;
- assessed management's evaluation of the liquidity and solvency position of the Group by reviewing base case and stressed liquidity and solvency projections through the going concern period;
- evaluated management's forecast analysis to understand the severity of the downside scenarios that would be required to occur to result in the elimination of solvency and / or liquidity headroom and considered the actions available to management in such scenarios ;
- performed enquiries of management and those charged with governance to identify risks or events that may impact the Group's ability to continue as a going concern.
- assessed the appropriateness of the going concern disclosures by comparing the disclosures with management's assessment and considering their compliance with the relevant reporting requirements.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group's ability to continue as a going concern for a period to 31 March 2027, being at least one year from when the TEV Basis Results are authorised for issue.

Our responsibilities and the responsibilities of the Directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the Group's ability to continue as a going concern.

Other information

The other information comprises the information included in the Annual Report, other than the TEV Basis Results and our auditor's report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the TEV Basis Results does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the TEV Basis Results or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the TEV Basis Results themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of directors

Management is responsible for the preparation of the TEV Basis Results in accordance with the special purpose basis of preparation, and for such internal control as management determines is necessary to enable the preparation of the TEV Basis Results that are free from material misstatement, whether due to fraud or error.

In preparing the TEV Basis Results, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the TEV Basis Results

Our objectives are to obtain reasonable assurance about whether the TEV Basis Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these TEV Basis Results.

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below. However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the entity and management.

- We obtained an understanding of the legal and regulatory frameworks that are applicable to the Group and determined that the most significant are the relevant laws and regulations related to elements of company law, insurance regulation and tax legislation and the financial reporting framework. Our considerations of other laws and regulations that may have a material effect on the TEV Basis Results included permissions and supervisory requirements of the listing authorities in the countries where the Company's shares and debt are listed.
- We understood how the Company is complying with those frameworks by making enquiries of management and those responsible for legal and compliance matters. We also reviewed correspondence between the Company and regulatory bodies; reviewed minutes of the Board and its Committees; and gained an understanding of the Company's approach to governance, demonstrated by the Board's approval of the Company's governance framework.
- We assessed the susceptibility of the Company's TEV Basis Results to material misstatement, including how fraud might occur by assessing events or conditions that could indicate an incentive or pressure to commit fraud or provide an opportunity to commit fraud. Our risk assessment procedures included:
  - Enquiring of Directors, the Audit Committee, Internal Audit and inspecting papers provided to those charged with governance as to the policies and procedures to prevent and detect fraud, including the Group's "whistleblowing" policies and procedures along with the engagement with local management to identify fraud risks specific to their business units, as well as whether they have knowledge of any actual, suspected or alleged fraud.
  - Reading Board and Audit Committee minutes.
  - Considering remuneration incentive schemes and performance targets for management.

We identified a fraud risk related to the selection of TEV operating assumptions given their direct impact on the Group's embedded value, the opportunity for management to manipulate assumptions due to the subjectivity involved and given the long-term nature of these assumptions which are more difficult to corroborate.

- In determining the audit procedures to address the identified fraud risks, we took into account the results of our evaluation and testing of the operating effectiveness of the group-wide fraud prevention controls. In order to address the risk of fraud specifically as it relates to the TEV operating assumptions, we involved actuarial specialists to assist in our challenge of management. We challenged management in relation to the selection of assumptions and the appropriateness of the rationale for any changes, the consistency of the selected assumptions across different aspects of the financial reporting process and comparison to our understanding of the product portfolio, trends in experience, policyholder behaviour and economic conditions and also by reference to market practice.
- To address the pervasive risk as it relates to management override, we also performed procedures including:
  - Identifying journal entries based on risk criteria and comparing the identified entries to supporting documentation.
  - Assessing significant accounting estimates for bias.

A further description of our responsibilities for the audit of the TEV Basis Results is located on the Financial Reporting Council's website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

John Headley
for and on behalf of Ernst & Young LLP
London
17 March 2026

Additional information





Index to the additional unaudited financial information

I Additional financial information

I(i) Group capital position

Prudential applies the Insurance (Group Capital) Rules set out in the Group-wide Supervision (GWS) Framework issued by the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). For regulated insurance entities, the capital resources and required capital included in the GWS capital measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the total regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible group capital resources, the Group Minimum Capital Requirements (GMCR) and the Group Prescribed Capital Requirements (GPCR) from these participating funds.

The Group monitors regulatory capital, economic capital and rating agency capital metrics and manages the business within its risk appetite by remaining within its economic and regulatory capital limits. While the GWS shareholder capital position is a key metric for assessing regulatory solvency, and for risk management, there are some elements of the shareholder GWS capital surplus that will only become available as cash flow for distribution over time. The Group's free surplus metric is a better measure of the shareholder capital available for distribution and is used as the primary metric for assessing the Group's sources and uses of capital in the Group's capital management framework, and underpinning the Group's dividend policy. Further details are included in the Capital management section of the Financial review.

Separate from the capital management framework applied for shareholder-owned capital, the capital held in ring-fenced with-profits funds supports policyholder investment freedom, which increases expected returns for our with-profits funds' customers. GWS policyholder capital surplus is not available for distribution out of the ring-fenced funds other than as a defined proportion distributable to shareholders when policyholder bonuses are declared.

Estimated GWS capital position

As at 31 December 2025, the estimated shareholder GWS capital surplus over the GPCR is $17.1 billion (31 December 2024: $15.9 billion), representing a coverage ratio of 262 per cent (31 December 2024: 280 per cent) and the estimated total GWS capital surplus over the GPCR is $23.1 billion (31 December 2024: $20.9 billion), representing a coverage ratio of 197 per cent (31 December 2024: 203 per cent). The estimated Group Tier 1 capital resources are $21.4 billion with headroom over the GMCR of $14.6 billion (31 December 2024: $18.9 billion with headroom of $13.1 billion), representing a coverage ratio of 316 per cent (31 December 2024: 325 per cent).

	31 Dec 2025			31 Dec 2024			
	Shareholder	**Add policyholder**	**Total**	Shareholder	Add policyholder	Total	Change in total
		note (1)	**note (2)**		note (1)	note (2)	note (3)
Group capital resources ($bn)	**27.6**	**19.3**	**46.9**	24.8	16.3	41.1	5.8
of which: Tier 1 capital resources ($bn) note (4)	**19.9**	**1.5**	**21.4**	17.6	1.3	18.9	2.5
Group Minimum Capital Requirement ($bn)	**6.0**	**0.8**	**6.8**	5.1	0.7	5.8	1.0
Group Prescribed Capital Requirement ($bn)	**10.5**	**13.3**	**23.8**	8.9	11.3	20.2	3.6
GWS capital surplus over GPCR ($bn)	**17.1**	**6.0**	**23.1**	15.9	5.0	20.9	2.2
GWS coverage ratio over GPCR (%)	**262 %**		**197 %**	280 %		203 %	(6) %
GWS Tier 1 surplus over GMCR ($bn)			**14.6**			13.1	1.5
GWS Tier 1 coverage ratio over GMCR (%)			**316 %**			325 %	(9) %

Notes
(1) This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in the total company results where relevant.
(2) The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework while the total company GWS tier 1 coverage ratio over GMCR represents the tier 1 group capital coverage ratio.
(3) Refer to section on Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources below.
(4) The classification of tiering of capital under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. At 31 December 2025, total Tier 1 capital resources of $21.4 billion comprises: $27.6 billion of total shareholder capital resources; less $(4.1) billion of Prudential plc issued subordinated and senior Tier 2 debt capital; less $(3.6) billion of local regulatory tiering classifications, which are classified as GWS Tier 2 capital resources primarily in Singapore and Mainland China; plus $1.5 billion of Tier 1 capital resources in policyholder funds.

GWS sensitivity analysis

The estimated sensitivity of the GWS capital position (based on the GPCR) to changes in market conditions as at 31 December 2025 and 31 December 2024 are shown below, for both the shareholder and the total capital position.

I Additional financial information continued

	Shareholder			
	31 Dec 2025		31 Dec 2024	
Impact of market sensitivities	Surplus $bn	Coverage ratio %	Surplus $bn	Coverage ratio %
Base position	17.1	262 %	15.9	280%
Impact of:				
10% increase in equity markets	0.4	0 %	0.2	(3)%
20% fall in equity markets	(0.7)	9 %	(0.8)	5%
50 basis points reduction in interest rates	1.3	9 %	1.1	10%
100 basis points increase in interest rates	(3.3)	(27)%	(2.6)	(25)%
100 basis points increase in credit spreads	(0.6)	(4)%	(0.5)	(4)%

	Total			
	31 Dec 2025		31 Dec 2024	
Impact of market sensitivities	Surplus $bn	Coverage ratio %	Surplus $bn	Coverage ratio %
Base position	23.1	197 %	20.9	203 %
Impact of:				
10% increase in equity markets	1.4	1 %	1.1	1 %
20% fall in equity markets	(2.9)	(2)%	(2.8)	(4)%
50 basis points reduction in interest rates	1.1	4 %	0.8	4 %
100 basis points increase in interest rates	(3.2)	(13)%	(2.6)	(13)%
100 basis points increase in credit spreads	(1.3)	(5)%	(1.3)	(7)%

The sensitivity results assume instantaneous market movements and, hence, reflect the current investment portfolio and all consequential impacts as at the valuation date. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown above. These sensitivity results allow for limited management actions such as changes to future policyholder bonuses where applicable. In practice, the market movements would be expected to occur over time and rebalancing of investment portfolios would likely be carried out to mitigate the impact of the stresses as presented above. Management could also take additional actions to help mitigate the impact of these stresses including, but not limited to, market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

Analysis of movement in total regulatory GWS capital surplus (over GPCR)

A summary of the movement in the 31 December 2024 regulatory GWS capital surplus (over GPCR) of $20.9 billion to $23.1 billion at 31 December 2025 is set out in the table below.

	2025 $bn
Total GWS surplus at 1 Jan (over GPCR)	**20.9**
Movement in free surplus	0.9
Other movements in GWS shareholder surplus not included in free surplus	0.3
Movement in contribution from GWS policyholder surplus (over GPCR)	1.0
Total GWS surplus at 31 Dec (over GPCR)	**23.1**

Further detail on the movement in free surplus of $0.9 billion is included in the Movement in Group free surplus section of the Group's TEV basis results.

Other movements in GWS shareholder surplus not included in free surplus are driven by the differences described in the reconciliation shown later in this section. This includes movements in distribution rights and other intangibles (which are expensed on day one under the GWS requirements) and movements in the restriction applied to free surplus to better reflect shareholder resources that are available for distribution.

Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources

Detail on the material changes in GPCR, GMCR, eligible group capital resources and tier 1 group capital are provided below.

- Total eligible capital resources increased by $5.8 billion to $46.9 billion at 31 December 2025 (31 December 2024: $41.1 billion). This includes a $2.5 billion increase in tier 1 group capital to $21.4 billion (31 December 2024: $18.9 billion) and a $3.3 billion increase in tier 2 group capital to $25.5 billion (31 December 2024: $22.2 billion). The increase in total eligible capital resources is primarily driven by positive operating capital generation, issuance of subordinated debt, proceeds from the IPO of ICICI Prudential Asset Management Company Limited (IPAMC) as detailed in note D6.3, and positive market (including foreign exchange) movements over the year, partially offset by payments of external dividends and share repurchases/buybacks over the year.
- Total regulatory GPCR increased by $3.6 billion to $23.8 billion at 31 December 2025 (31 December 2024: $20.2 billion), while the total regulatory GMCR increased by $1.0 billion to $6.8 billion at 31 December 2025 (31 December 2024: $5.8 billion). Movements in the GPCR and GMCR are primarily driven by increases from new business sold and market (including foreign exchange) movements over the year, offset by the release of capital as the policies matured or were surrendered over the year.

Reconciliation of free surplus to total regulatory GWS capital surplus (over GPCR)

	31 Dec 2025 $bn		
	Capital resources	Required capital	Surplus
Free surplus excluding distribution rights and other intangibles note (1)	17.2	7.8	9.4
Restrictions applied in free surplus for China C-ROSS II note (2)	1.1	1.4	(0.3)
Restrictions applied in free surplus for HK RBC note (3)	6.9	1.1	5.8
Restrictions applied in free surplus for Singapore RBC note (4)	2.3	0.1	2.2
Other	0.1	0.1	0.0
Add GWS policyholder surplus contribution	19.3	13.3	6.0
Total regulatory GWS capital surplus (over GPCR)	**46.9**	**23.8**	**23.1**

Notes

(1) As per the 'Free surplus excluding distribution rights and other intangibles' shown in the statement of Movement in Group free surplus of the Group's TEV basis results.
(2) Free surplus applies the embedded value reporting approach issued by the China Association of Actuaries (CAA) in Mainland China and includes a requirement to establish a deferred profit liability within TEV net worth which can be used to reduce the TEV required capital. This approach is used to assist in setting free surplus so that it reflects resources potentially available for distribution.
(3) TEV free surplus for Hong Kong under the HK RBC regime excludes regulatory surplus to better reflect how the business is managed. This includes HK RBC technical provisions that are lower than policyholder asset shares as well as the value of future shareholder transfers from participating business (net of associated required capital), which are included in the shareholder GWS capital position.
(4) TEV free surplus for Singapore is based on the Tier 1 requirements under the RBC2 framework, which excludes certain negative reserves permitted to be recognised in the full RBC 2 regulatory position used when calculating the GWS capital surplus (over GPCR).

Reconciliation of Group IFRS shareholders' equity to Group total GWS capital resource

	31 Dec 2025 $bn
Group IFRS shareholders' equity	**20.1**
Remove goodwill and intangibles recognised on the IFRS consolidated statement of financial position	(4.7)
Add debt treated as capital under GWS note (1)	4.1
Asset valuation differences note (2)	(0.5)
Remove IFRS 17 CSM (including joint ventures and associates) note (3)	23.9
Liability valuation (including insurance contracts) differences excluding IFRS 17 CSM note (4)	2.9
Differences in associated net deferred tax liabilities note (5)	1.1
Group total GWS capital resources	**46.9**

Notes

(1) As per the GWS Framework, debt in issuance at the date of designation that satisfies the criteria for transitional arrangements, and qualifying debt issued since the date of designation, are included as Group capital resources but are treated as liabilities under IFRS.
(2) Asset valuation differences reflect differences in the basis of valuing assets between IFRS and local statutory valuation rules, including deductions for inadmissible assets. Differences include for some markets where government and corporate bonds are valued at book value under local regulations but are valued at market value under IFRS.
(3) The IFRS 17 CSM represents a discounted stock of unearned profit that is released over time as services are provided. On a GWS basis the level of future profits will be recognised within the capital resources to the extent permitted by the local solvency reserving basis. Any restrictions applied by the local solvency bases (such as zeroisation of future profits) is captured in the liability valuation differences line.
(4) Liability valuation differences (excluding the CSM) reflect differences in the basis of valuing liabilities between IFRS and local statutory valuation rules. This includes the negative impact of moving from the IFRS 17 best estimate reserving basis to a more prudent local solvency reserving basis (including any restrictions in the recognition of future profits) offset by the fact that certain local solvency regimes capture some reserves within the required capital instead of the capital resources.
(5) Differences in associated net deferred tax liabilities mainly results from the tax impact of changes in the valuation of assets and liabilities.

Basis of preparation for the Group GWS capital position

Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The GWS eligible group capital resources are determined by the summation of capital resources across local solvency regimes for regulated entities and IFRS shareholders' equity (with adjustments described below) for non-regulated entities.

In determining the GWS eligible group capital resources and required capital, the following principles have been applied:

- For regulated insurance entities, capital resources and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements and prescribed capital requirement set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures;
- The classification of tiering of eligible capital resources under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. In general, if a local regulatory regime applies a tiering approach, then this should be used to determine tiering of capital on a GWS capital basis, where a local regulatory regime does not apply a tiering approach then all capital resources should be included as Group Tier 1 capital. For non-regulated entities tiering of capital is determined in line with the Insurance (Group Capital) Rules.
- For asset management operations and other regulated entities, the capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement;
- For non-regulated entities, the capital resources are based on IFRS shareholder equity after deducting intangible assets. No required capital is held in respect of unregulated entities;

I Additional financial information continued

- For entities where the Group's interest is less than 100 per cent, the contribution of the entity to the GWS eligible group capital resources and required capital represents the Group's share of these amounts and excludes any amounts attributable to non-controlling interests. This does not apply to investment holdings that are not part of the Group;
- Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity's balance sheet) are eliminated from the relevant holding company to prevent the double counting of capital resources;
- At 31 December 2025, all debt instruments with the exception of the senior debt maturing in 2032 are included as Group capital resources. The eligible amount permitted to be included as Group capital resources for transitional debt is based on the net proceeds amount translated using 31 December 2020 exchange rates for debt not denominated in US dollars. The eligible amount permitted to be included as Group capital resources for qualifying debt is based on the IFRS carrying value. Under the GWS Framework, debt instruments in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included in eligible group capital resources as tier 2 group capital;
- The total company GWS capital basis is the capital measure for Hong Kong IA Group regulatory purposes as set out in the GWS framework. This framework defines the eligible group capital resources coverage ratio (or total company GWS coverage ratio over GPCR as presented above) as the ratio of total company eligible group capital resources to the total company GPCR and defines the tier 1 group capital coverage ratio (or total company GWS tier 1 coverage ratio over GMCR as presented above) as the ratio of total company tier 1 group capital to the total company GMCR; and
- Prudential also presents a shareholder GWS capital basis, which excludes the contribution to the Group GWS eligible group capital resources, the GMCR and GPCR from participating business in Hong Kong, Singapore and Malaysia. In Hong Kong, the present value of future shareholder transfers from the participating business are included in the shareholder GWS eligible capital resources along with an associated required capital, this is in line with the local solvency presentation. The shareholder GWS coverage ratio over GPCR presented above reflects the ratio of shareholder eligible group capital resources to the shareholder GPCR.

I(ii) Eastspring adjusted operating profit and funds under management or advice

(a) Eastspring adjusted operating profit

	2025 $m	2024 AER $m
Operating income before performance-related fees note (1)	**809**	747
Performance-related fees	**5**	–
Operating income (net of commission) note (2)	**814**	747
Operating expense note (2)	**(418)**	(385)
Group's share of tax on joint ventures' operating profit	**(67)**	(58)
Adjusted operating profit	**329**	304
Average funds managed or advised by Eastspring	**$271.7bn**	$249.3bn
Margin based on operating income note (3)	**30bps**	30bps
Cost/income ratio note II(v)	**52%**	52%

Notes
(1) Operating income before performance-related fees for Eastspring can be further analysed as follows (institutional below includes internal funds under management or under advice). Amounts are classified between retail or institutional depending on whether the owner of the holding, where known, is a retail or institutional investor.

	Retail $m	Margin bps	Institutional $m	Margin bps	Total $m	Margin bps
2025	**470**	**59**	**339**	**18**	**809**	**30**
2024	414	62	333	18	747	30

(2) Operating income and expense include the Group's share of contribution from joint ventures. In the consolidated income statement of the Group IFRS financial results, the net income after tax of the joint ventures and associates is shown as a single line item. A reconciliation is provided in note II(v) of this additional information.
(3) Margin represents operating income before performance-related fees as a proportion of the related funds under management or advice. Monthly closing internal and external funds managed or advised by Eastspring have been used to derive the average. Any funds held by the Group's insurance operations that are not managed or advised by Eastspring are excluded from these amounts.

(b) Eastspring total funds under management or advice

Eastspring manages funds from external parties and funds for the Group's insurance operations. In addition, Eastspring advises on certain funds for the Group's insurance operations where the investment management is delegated to third-party investment managers. The table below analyses the total funds managed or advised on by Eastspring. All amounts are presented on an AER basis unless otherwise stated.

	31 Dec 2025 $bn	31 Dec 2024 $bn
External funds under management note (1)		
Retail	**63.7**	64.5
Institutional	**23.9**	31.0
Money market funds (MMF)	**15.6**	13.9
	103.2	109.4
Internal funds under management or advice:		
Internal funds under management	**127.5**	115.4
Internal funds under advice	**47.0**	33.2
	174.5	148.6
Total funds under management or advice note (2)	**277.7**	258.0

Notes
(1) Movements in external funds under management, are analysed below:

	31 Dec 2025 $m					31 Dec 2024 $m				
	Retail	**Institu-tional**	**Total excl. MMF**	**MMF**	**Total**	Retail	Institu-tional	Total excl. MMF	MMF	Total
At beginning of year	**64,481**	**31,059**	**95,540**	**13,914**	**109,454**	50,779	33,493	84,272	11,775	96,047
Market gross inflows	**29,942**	**9,340**	**39,282**	**82,636**	**121,918**	27,994	12,144	40,138	70,640	110,778
Redemptions	**(24,595)**	**(9,114)**	**(33,709)**	**(79,514)**	**(113,223)**	(19,153)	(15,161)	(34,314)	(68,822)	(103,136)
Market and other movements*	**(6,113)**	**(7,404)**	**(13,517)**	**(1,464)**	**(14,981)**	4,861	583	5,444	321	5,765
At end of year	**63,715**	**23,881**	**87,596**	**15,572**	**103,168**	64,481	31,059	95,540	13,914	109,454

* Other movements include the effect of divestments in the year.

I Additional financial information continued

(2) Total funds under management or advice are analysed by asset class below (multi-asset funds include a mix of debt, equity and other investments):

	31 Dec 2025						31 Dec 2024	
	Funds under management		Funds under advice		Total		Total	
	$bn	% of total	$bn	% of total	$bn	% of total	$bn	% of total
Equity	57.9	25%	2.1	5%	60.0	21 %	61.8	24%
Fixed income	40.9	18%	3.0	6%	43.9	16 %	45.2	17%
Multi-asset	113.0	49%	41.9	89%	154.9	56 %	134.0	52%
Alternatives	2.2	1%	–	0%	2.2	1 %	2.0	1%
MMF	16.7	7%	–	0%	16.7	6 %	15.0	6%
Total funds	**230.7**	**100%**	**47.0**	**100%**	**277.7**	**100 %**	258.0	100%

I(iii) Group funds under management

For Prudential's asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each year, focusing on those that are external to the Group and those primarily held by the Group's insurance businesses. The table below analyses the funds of the Group held in the balance sheet and the external funds that are managed by Prudential's asset management businesses. The 2024 comparatives excluded the assets classified as held for sale. All amounts are presented on an AER basis unless otherwise stated.

	31 Dec 2025 $bn	31 Dec 2024 $bn
Internal funds	223.9	191.3
Eastspring external funds note I(ii)	103.2	109.4
Total Group funds under management note	**327.1**	300.7

Note
Total Group funds under management comprise:

	31 Dec 2025 $bn	31 Dec 2024 $bn
Total investments held on the balance sheet (including Investment in joint ventures and associates accounted for using the equity method)	199.5	169.4
External funds of Eastspring	103.2	109.4
Internally managed funds held in joint ventures and associates, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	24.4	21.9
Total Group funds under management	**327.1**	300.7

I(iv) Holding company cash flow

The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed group holding companies and differs from the IFRS cash flow statement, which includes all cash flows in the year including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group's central liquidity. All amounts are presented on an AER basis unless otherwise stated.

	2025 $m	2024 $m
Net cash remitted by business units note (1)	**2,137**	1,383
Central outflows		
Net interest (paid) received	**(55)**	17
Corporate expenditure note (2)	**(308)**	(253)
Centrally funded recurring bancassurance fees	**(223)**	(198)
	(586)	(434)
Holding company cash flow before dividends and other movements	**1,551**	949
Dividends paid, net of scrip dividends	**(594)**	(552)
Operating holding company cash flow after dividends but before other movements	**957**	397
Other movements		
Issuance of debt, net of costs	**462**	–
Share repurchases/buybacks (including costs)	**(1,252)**	(860)
Other corporate activities note (3)	**1,117**	(109)
	327	(969)
Net movement in holding company cash flow	**1,284**	(572)
Cash and short-term investments at 1 Jan	**2,916**	3,516
Foreign exchange movements	**82**	(28)
Cash and short-term investments at 31 Dec	**4,282**	2,916

Notes

(1) Net cash remitted by business units comprises dividends and other transfers, net of capital injections, that are reflective of earnings and capital generation. The remittances in 2024 were net of cash advanced to the Group's life joint venture in Mainland China of $174 million that has subsequently been converted into a capital injection in 2025.

(2) Including restructuring costs paid in the year.

(3) In 2025, the amount largely represents the $1.4 billion proceeds (net of costs and tax) from the sale of a portion of the Group's interest in ICICI Prudential Asset Management Company Limited.

Proceeds from the Group's commercial paper programmes are not included in the holding company cash and short-term investments balance. The table below shows the reconciliation of the Cash and cash equivalents unallocated to a segment (Central operations) held on the IFRS balance sheet (as shown in note C1.1) and Cash and short-term investments held by holding companies at the end of each period:

	31 Dec 2025 $m	31 Dec 2024 $m
Cash and cash equivalents of Central operations held on balance sheet	**3,851**	2,445
Less: Amounts from commercial paper	**(520)**	(527)
Add: Deposits with credit institutions of Central operations held on balance sheet and other items	**951**	998
Cash and short-term investments	**4,282**	2,916

I(v) Share schemes

The Company operates a number of share schemes and plans which are described below. The purpose of these arrangements is to incentivise and retain eligible employees of the Group or, in the case of the Agency LTIP and the ISSOSNE, eligible agents based in certain business units of the Group through the grant of options over, and awards of, shares in Prudential plc.

The number of Prudential plc shares which may be issued to satisfy awards or options granted in any ten-year rolling period under (i) these plans and any other share scheme adopted by Prudential plc and its subsidiaries may not exceed 10 per cent of the issued ordinary share capital of Prudential plc from time to time, and (ii) the Agency LTIP and the ISSOSNE to participants who qualify as 'service providers' (as defined under the Hong Kong Listing Rules) may not exceed 2 per cent of the issued ordinary share capital of Prudential plc from time to time. In addition, the number of Prudential plc shares which may be issued to satisfy awards or options granted in any ten-year rolling period under any scheme or plan in which Executive Directors participate or any other discretionary employee share scheme adopted by Prudential plc and its subsidiaries may not exceed 5 per cent of the issued ordinary share capital of Prudential plc and its subsidiaries from time to time. Prudential plc shares transferred out of treasury will count towards these limits for so long as this is required under institutional shareholder guidelines.

As at 1 January 2025 and 31 December 2025, the shareholder dilution under (i) all share schemes adopted by Prudential plc and its subsidiaries represented 0.68 per cent and 0.78 per cent of the issued ordinary share capital of Prudential plc respectively (the 'Scheme Mandate'), and (ii) the Agency LTIP and the ISSOSNE represented less than 0.01 per cent and 0.06 per cent of the issued ordinary share capital of Prudential plc respectively (the 'Service Provider Sublimit'). Accordingly, the number of Prudential plc shares available for grant in respect of all options and awards under (i) the Scheme Mandate at the beginning and the end of the year ended 31 December 2025 are 204,954,937 and 200,022,223 respectively and (ii) the Service Provider Sublimit at the beginning and the end of the year ended 31 December 2025 are 38,281,039 and 36,941,659 respectively.

The number of Prudential plc shares that may be issued or released from the employee benefit trust in respect of share options and awards granted under all share option schemes and share award schemes during the year ended 31 December 2025 divided by the weighted average number of Prudential plc shares in issue for the year ended 31 December 2025 is 0.77 per cent.
The weighted average share price of Prudential plc for the year ended 31 December 2025 was £8.68 (2024: £7.14).

Prudential calculates the fair value of options and awards in accordance with the applicable accounting standards and policies adopted for preparing the consolidated financial statements. More detail on the methodology and assumptions used is given in note B2.2 to the IFRS consolidated financial statements.

No payment is payable on application for, or acceptance of, any award made under any of the share schemes or plans operated by the Company.

Waivers from strict compliance with the Hong Kong Listing Rules

In relation to the PLTIP 2023, a waiver from strict compliance with Rule 17.03B(1) of the Hong Kong Listing Rules was granted by the Hong Kong Stock Exchange on 11 April 2023 such that the total number of shares of Prudential plc that may be issued under the share plans of Prudential plc in any 10-year rolling period will not exceed 10 per cent of shares in issue from time to time. The PLTIP 2023 must also continue to be in compliance with the UK Listing Rules and other applicable UK laws.

In relation to the Agency LTIP, a waiver from strict compliance with Rule 17.03B(1) and Rule 17.03F of the Hong Kong Listing Rules was granted by the Hong Kong Stock Exchange on 11 April 2023 such that (i) the total number of shares of Prudential plc may be issued under the share plans of Prudential plc in any 10-year rolling period will not exceed 10 per cent of shares in issue from time to time; and (ii) the vesting period for awards may be less than 12 months in the following circumstances: (a) where a participant ceases to be an insurance agent for the reasons set out under the Agency LTIP (ie redundancy, injury or disability, retirement or the participant's employing entity or business ceasing to be part of the Prudential group), the Remuneration Committee may allow an award to vest in part or in full before the original vesting date, taking into consideration the performance conditions which have been satisfied, the number of months between date of grant and the cessation date and other factors including personal conduct of the participant; (b) if a participant ceases to be an insurance agent before the original vesting date and the Remuneration Committee decides that the award will not lapse, the award must vest in part or in full on the date of cessation if the participant is a US taxpayer; (c) if a participant ceases to be an insurance agent before the vesting date for any other reason, including where an agent resigns due to personal circumstances such as family relocation or a career change (other than death or summary termination of employment), the Remuneration Committee may allow an award to vest in part or in full; (d) the Remuneration Committee may allow an award to vest in part or in full if there is a change of control of Prudential plc or if a compromise or arrangement has been sanctioned by the Court under the Companies Act 2006; (e) the Remuneration Committee may allow an award to vest in part or in full if Prudential plc is or is expected to be affected by any demerger, dividend in specie, super dividend or other transaction (such as entry into a joint venture with a third party and such transaction negatively impacts share price of Prudential plc, or a secondary capital raising, other than the transactions prescribed under the Rule 10.1 of the Agency LTIP); and (f) for a participant who is a US taxpayer, if a delay due to vesting conditions, dealing restrictions or an investigation into malus circumstances would postpone the issue of transfer of shares of Prudential plc or cash equivalent beyond a prescribed period within the meaning of the US Tax Code, the Remuneration Committee may cause a share award to vest in part or in full. The Agency LTIP must also be in compliance with the UK Listing Rules and other applicable UK laws.

In relation to the Sharesave, a waiver from strict compliance with Rule 17.03B(1) and Rule 17.03E of the Hong Kong Listing Rules was granted by the Hong Kong Stock Exchange on 11 April 2023 such that (i) the total number of shares of Prudential plc that may be issued under the share plans of Prudential plc in any 10-year rolling period will not exceed 10 per cent of shares in issue from time to time; (ii) the option exercise price will not be less than 80 per cent of the closing middle-market quotation of a share of Prudential plc as derived from the Daily Official List of the London Stock Exchange (or, if the Board so determines, the closing price as derived from the daily quotations sheet of the Hong Kong Stock Exchange) for the business day before the date of invitation or, if the Board so determines, the arithmetic average of the middle-market quotations or closing prices of a share of Prudential plc on the London Stock Exchange or the Hong Kong Stock Exchange for the three business days before the date of invitation; and (iii) the Sharesave rules do not provide for the cancellation of options granted, in line with UK tax legislation and HMRC guidance. The Sharesave must also continue to be in compliance with the UK Listing Rules and other applicable UK laws.

In relation to the ISSOSNE, a waiver from strict compliance with Rule 17.03B(1), Rule 17.03E and Rule 17.03F of the Hong Kong Listing Rules was granted by the Hong Kong Stock Exchange on 11 April 2023 such that (i) the total number of shares of Prudential plc that may be issued under the share plans of Prudential plc in any 10-year rolling period will not exceed 10 per cent of shares in issue from time to time; (ii) the option exercise price will not be less than 80 per cent of the arithmetic average of the middle-market quotation of a share of Prudential plc as derived from the Daily Official List of the London Stock Exchange (or, if the Board so determines, the daily quotations sheet of the Hong Kong Stock Exchange) for three consecutive dealing days determined by the Board which fall within the period of 30 days immediately preceding the day on which the relevant option is granted; and (iii) the vesting period for options may be less than 12 months in the following circumstances: (a) where the Board has discretion to decide, in accordance with the Board's internal guidelines (which set out the eligibility criteria for the nomination of agents to participate in the ISSOSNE, such as exclusivity of services, average number of hours working for Prudential plc and profits generated) as applicable from time to time, whether an option shall be exercisable if the option holder ceases to be an eligible participant. The Board may consider exercising the aforementioned discretion in compassionate circumstances, such as where a participant has left the group due to a terminal illness diagnosis; (b) options can be exercisable within six months after a change in control of Prudential plc; (c) options can be exercisable at any time during the period from when a compromise or arrangement is sanctioned by the Court under the Companies Act 2006 until when such compromise or arrangement becomes effective; and (d) options can be exercisable within two months after a resolution has been passed for the voluntary winding up of Prudential plc. The ISSOSNE must also continue to be in compliance with the UK Listing Rules and other applicable UK laws.

Share schemes funded by new shares of Prudential

The arrangements in operation which may be funded by new issue shares of Prudential plc are the Prudential Long Term Incentive Plan 2023 (PLTIP 2023), the Prudential Agency Long-Term Incentive Plan (Agency LTIP), the Prudential Sharesave Plan 2023 (Sharesave 2023) and the Prudential International Savings-Related Share Option Scheme for Non-Employees (ISSOSNE).

The Prudential Long Term Incentive Plan (PLTIP 2013) and the Prudential 2013 Savings-Related Share Option Scheme (Sharesave 2013) have been discontinued for use since their expiry on 16 May 2023, but any awards and options that remain outstanding under them may be funded by new issue shares of Prudential plc.

I Additional financial information continued

Share scheme and participants	Total number of shares available for issue under the scheme	Maximum entitlement of each participant	Vesting period	Exercise period and basis of determining exercise price	Remaining life of the scheme
PLTIP 2023 Any employee of a Group Company may be selected to be granted an award.	The total number of securities available for issue under the scheme is 1,770,768 which represents 0.069 per cent of the issued share capital at 31 December 2025.	Awards will not be granted over Prudential plc shares with a market value in excess of 550% of salary, in respect of any financial year of the Company (save in the case of any recruitment awards that compensate for entitlements forfeited on leaving a former employer). In addition, no awards will be granted if it will cause the Prudential plc shares over which all awards or options granted to a participant in any 12-month period to exceed one per cent of Prudential plc's ordinary share capital.	Normally three years from grant. Awards may vest earlier (i) if they are recruitment awards, (ii) upon a takeover of Prudential plc or similar corporate event, or (iii) if a participant leaves with good-leaver status or passes away.	Awards structured as nil or nominal-cost options will normally be exercisable from vesting (or, where an award is subject to a holding period, release) until the tenth anniversary of the grant date.	The plan is due to expire on 25 May 2033.
Agency LTIP Any agent, who is a person who provides sales services to any Group Company under a contract for services, excluding any connected person, may be selected to be granted an award.	The total number of securities available for issue under the scheme is 66,449 which represents 0.003 per cent of the issued share capital at 31 December 2025.	No awards will be granted if it would cause the Prudential plc shares over which all awards or options are granted to a participant in any 12-month period to exceed one per cent of Prudential plc's ordinary share capital.	Normally three years from grant. Awards may vest earlier (i) if a participant passes away, or (ii) in the circumstances described in the 'Waivers from strict compliance with the Hong Kong Listing Rules' section above.	One month from vesting (or two months if an extension is agreed with Prudential). The exercise price is the nominal value of a Prudential plc share.	The plan is due to expire on 25 May 2033.
Sharesave 2023 Any employee can participate who meets the definition of eligible employee, as defined by the relevant UK tax legislation.	The total number of securities available for issue under the scheme is 85,978 which represents 0.003 per cent of the issued share capital at 31 December 2025.	Options will not be granted if it would result in the participant's monthly contributions to the Sharesave 2023 exceeding £500. In addition, no options will be granted if it would cause the Prudential plc shares over which all awards or options are granted to a participant in any 12-month period to exceed one per cent of Prudential plc's ordinary share capital.	Normally three or five years (depending on the length of the relevant savings contract selected by the participant). Options may be exercised early: (i) upon a takeover of Prudential plc, or (ii) if a participant leaves with good leaver status or passes away.	Six months from the conclusion of the savings contract the participant enters into in connection with the Sharesave. Options may be exercisable for a period of 12 months if a participant passes away. The option exercise price is described in the 'Waivers from strict compliance with the Hong Kong Listing Rules' section above.	The plan is due to expire on 25 May 2033.

Share scheme and participants	Total number of shares available for issue under the scheme	Maximum entitlement of each participant	Vesting period	Exercise period and basis of determining exercise price	Remaining life of the scheme
ISSOSNE Any agent can participate who has been continuously engaged under a contract for service by a Participating Company for at least six months.	The total number of securities available for issue under the scheme is 1,443,215 which represents 0.057 per cent of the issued share capital at 31 December 2025.	Options will not be granted if it would result in the participant's monthly contributions to the ISSOSNE exceeding the local currency equivalent of £500 or if it would cause the Prudential plc shares over which all awards or options are granted to a participant in any 12-month period to exceed one per cent of Prudential plc's ordinary share capital.	Normally three years from grant, though the Board may determine an alternative period depending on the length of the relevant savings contract the participant enters into in connection with the ISSOSNE. Options may vest early: (i) if a participant passes away, or (ii) in the circumstances described in the 'Waivers from strict compliance with the Hong Kong Listing Rules' section above.	Six months from vesting, though options may be exercisable for a period of 12 months if a participant passes away. The option exercise price is described in the 'Waivers from strict compliance with the Hong Kong Listing Rules' section above.	The plan is due to expire on 25 May 2033.
PLTIP 2013 Any employee of a Group company may be selected to be granted an award.	n/a	No awards have been granted under the plan since its expiry on 16 May 2023. Before the expiry of the plan, awards were not granted over Prudential plc shares with a market value in excess of 550% of salary.	Normally three years from grant. Awards may vest earlier: (i) upon a takeover or winding up of Prudential plc, or (ii) if a participant leaves with good-leaver status or passes away.	n/a	The plan expired on 16 May 2023.
Sharesave 2013 Any employee can participate who meets the definition of eligible employee, as defined by the relevant UK tax legislation.	n/a	No options have been granted under the plan since its expiry on 16 May 2023. Before the expiry of the plan, no options were granted if it would have resulted in the participant's monthly contributions to the Sharesave 2013 exceeding the statutory maximum at the relevant time.	Normally three or five years (depending on the length of the relevant savings contract selected by the participant). Options may be exercised vest early: (i) upon a takeover or voluntary winding up of Prudential plc, or (ii) if a participant leaves with good leaver status or passes away.	Six months from vesting, though options may be exercisable for a period of 12 months if a participant passes away. The price per share payable on the exercise of an option will have been determined by the Board and will have been no less than 80 per cent of the share price of Prudential plc for the average share price of Prudential plc for the three dealing days before the issue of invitations to employees to participate in the Sharesave 2013.	The plan expired on 16 May 2023.

I Additional financial information continued

The following analysis shows the movement in each share plan for the year ended 31 December 2025:

(a) PLTIP

Vesting period		Fair value at grant date		Number of shares under awards								
Date of grant	Vesting date	PLTIP TSR	PLTIP IFRS	Beginning of year	Transferred	Granted	Vested	Cancelled	Lapsed/ forfeited	End of year	Closing share price[3]	Weighted average share price[4]
		HKD	HKD								HKD	HKD
05 Apr 22	05 Apr 25	23.42	116.47	**230,239**	**–**	**–**	**(91,436)**	**–**	**(138,803)**	**–**	**n/a**	**81.55**
27 May 22	27 May 25	18.86	101.99	**121,782**	**–**	**–**	**(51,392)**	**–**	**(70,390)**	**–**	**n/a**	**87.90**
30 May 23	30 May 26	47.17	109.38	**438,098**	**–**	**–**	**–**	**–**	**–**	**438,098**	**n/a**	**n/a**
26 Mar 24	26 Mar 27	24.45	75.20	**697,317**	**–**	**–**	**–**	**–**	**–**	**697,317**	**n/a**	**n/a**
27 Mar 25	27 Mar 28	50.66	82.75	**–**	**–**	**635,353**	**–**	**–**	**–**	**635,353**	**83.05**	**n/a**
Total PLTIP				**1,487,436**	**–**	**635,353**	**(142,828)**	**–**	**(209,193)**	**1,770,768**		
Representing:												
Directors[1, 2]				**1,135,415**	**–**	**635,353**	**–**	**–**	**–**	**1,770,768**		
Other employees				**352,021**	**–**	**–**	**(142,828)**	**–**	**(209,193)**	**–**		
Total PLTIP				**1,487,436**	**–**	**635,353**	**(142,828)**	**–**	**(209,193)**	**1,770,768**		

Notes
(1) Additional details on the Directors' share awards are set out in the Directors' remuneration report.
(2) PLTIP awards have performance conditions attached, and these are set out in the Directors' remuneration report.
(3) Closing share price is quoted before grant date on the awards granted in the current period.
(4) Weighted average share price is calculated based on closing share price before vesting date on the awards vested in the current period.

(b) Agency LTIP

Vesting period			Number of shares under awards						
Date of grant	Vesting date	Fair value at grant date	Beginning of year	Granted	Vested	Lapsed/ forfeited	End of year	Closing share price[2]	Weighted average share price[3]
		HKD						HKD	HKD
27 May 22	05 Apr 25	99.32	**41,725**	**–**	**(40,601)**	**(1,124)**	**–**	**n/a**	**81.55**
30 May 23	12 Apr 26	105.32	**66,449**	**–**	**–**	**–**	**66,449**	**n/a**	**n/a**
Total Agency LTIP[1]			**108,174**	**–**	**(40,601)**	**(1,124)**	**66,449**		

Notes
(1) All of the participants of this scheme are service providers.
(2) Closing share price is quoted before grant date on the awards granted in the current period.
(3) Weighted average share price is calculated based on closing share price before vesting date on the awards vested in the current period.

(c) Sharesave

		Exercise period			Number of shares under options							
Date of grant	Exercise price	Beginning	End	Fair value at grant date	Beginning of year	Granted	Exercised	Cancelled	Lapsed/ forfeited	End of year	Closing share price[2]	Weighted average share price[3]
	£			£							£	£
29 Nov 19	11.18	01 Jan 25	30 Jun 25	3.69	**2,683**	**–**	**–**	**–**	**(2,683)**	**–**	**n/a**	**n/a**
22 Sep 20	9.64	01 Dec 25	31 May 26	2.04	**3,174**	**–**	**(62)**	**–**	**–**	**3,112**	**n/a**	**9.64**
08 Dec 21	12.02	01 Jan 25	30 Jun 25	3.03	**1,497**	**–**	**–**	**–**	**(1,497)**	**–**	**n/a**	**n/a**
08 Dec 21	12.02	01 Jan 27	30 Jun 27	3.65	**49**	**–**	**–**	**–**	**–**	**49**	**n/a**	**n/a**
23 Sep 22	7.37	01 Dec 25	31 May 26	3.08	**21,462**	**–**	**(5,100)**	**(2,442)**	**(7,718)**	**6,202**	**n/a**	**7.37**
23 Sep 22	7.37	01 Dec 27	31 May 28	3.63	**162**	**–**	**–**	**–**	**–**	**162**	**n/a**	**n/a**
01 Oct 23	7.75	01 Dec 26	31 May 27	2.62	**9,140**	**–**	**–**	**–**	**(1,675)**	**7,465**	**n/a**	**n/a**
01 Oct 23	7.75	01 Dec 28	31 May 29	3.21	**5,136**	**–**	**–**	**–**	**(815)**	**4,321**	**n/a**	**n/a**
04 Oct 24	5.20	01 Dec 27	31 May 28	2.36	**21,396**	**–**	**–**	**–**	**(1,426)**	**19,970**	**n/a**	**n/a**
04 Oct 24	5.20	01 Dec 29	31 May 30	2.60	**30,285**	**–**	**–**	**–**	**–**	**30,285**	**n/a**	**n/a**
02 Oct 25	7.89	01 Dec 28	31 May 29	2.85	**–**	**14,335**	**–**	**–**	**–**	**14,335**	**10.42**	**n/a**
02 Oct 25	7.89	01 Dec 30	31 May 31	3.17	**–**	**77**	**–**	**–**	**–**	**77**	**10.42**	**n/a**
Total Sharesave[1]					**94,984**	**14,412**	**(5,162)**	**(2,442)**	**(15,814)**	**85,978**		

Notes
(1) All of the participants of this scheme are employees.
(2) Closing share price is quoted before grant date on the awards granted in the current period.
(3) Weighted average share price is calculated based on closing share price before vesting date on the awards vested in the current period.

(d) ISSOSNE

Date of grant	Exercise price	Exercise period: Beginning	Exercise period: End	Fair value at grant date	Number of shares under options: Beginning of year	Granted	Exercised	Cancelled	Lapsed/ forfeited	End of year	Closing share price[2]	Weighted average share price[3]
	£/HKD			£/HKD							£/HKD	£/HKD
02 Oct 19	£9.62	01 Dec 24	31 May 25	**£2.98**	**83,728**	**–**	**–**	**(83,728)**	**–**	**–**	**n/a**	**n/a**
22 Sep 20	£9.64	01 Dec 25	31 May 26	**£2.04**	**125,162**	**–**	**(65,758)**	**(2,894)**	**–**	**56,510**	**n/a**	9.33
02 Nov 21	£11.89	01 Dec 24	31 May 25	**£3.91**	**115,604**	**–**	**–**	**(115,604)**	**–**	**–**	**n/a**	**n/a**
02 Nov 21	£11.89	01 Dec 26	31 May 27	**£4.46**	**145,963**	**–**	**–**	**(7,565)**	**–**	**138,398**	**n/a**	**n/a**
21 Sep 22	£7.37	01 Dec 25	31 May 26	**£3.13**	**171,672**	**–**	**(111,079)**	**(10,643)**	**–**	**49,950**	**n/a**	**7.37**
21 Sep 22	£7.37	01 Dec 27	31 May 28	**£3.59**	**152,514**	**–**	**–**	**(7,391)**	**–**	**145,123**	**n/a**	**n/a**
01 Oct 23	£7.75	01 Dec 26	31 May 27	**£2.62**	**175,583**	**–**	**–**	**(5,609)**	**–**	**169,974**	**n/a**	**n/a**
01 Oct 23	£7.75	01 Dec 28	31 May 29	**£3.21**	**109,617**	**–**	**–**	**(1,935)**	**–**	**107,682**	**n/a**	**n/a**
04 Oct 24	HKD 53.40	01 Dec 27	31 May 28	**HKD 24.41**	**279,488**	**–**	**–**	**(6,045)**	**–**	**273,443**	**n/a**	**n/a**
04 Oct 24	HKD 53.40	01 Dec 29	31 May 30	**HKD 26.90**	**205,781**	**–**	**–**	**–**	**–**	**205,781**	**n/a**	**n/a**
02 Oct 25	HKD 82.08	01 Dec 28	31 May 29	**HKD 31.63**	**–**	**210,010**	**–**	**–**	**(1,586)**	**208,424**	**108.00**	**n/a**
02 Oct 25	HKD 82.08	01 Dec 30	31 May 31	**HKD 34.87**	**–**	**88,296**	**–**	**(366)**	**–**	**87,930**	**108.00**	**n/a**
Total ISSOSNE[1]					**1,565,112**	**298,306**	**(176,837)**	**(241,780)**	**(1,586)**	**1,443,215**		

Notes
(1) All of the participants of this scheme are service providers.
(2) Closing share price is quoted before grant date on the awards granted in the current period.
(3) Weighted average share price is calculated based on closing share price before vesting date on the awards vested in the current period.

Share schemes funded by existing shares of Prudential

The arrangements in operation that are funded by existing shares of Prudential plc include the Prudential Global Long Term Incentive Plan (PG LTIP) (formerly known as the Prudential Asia and Africa Long Term Incentive Plan (PAA LTIP)), the Restricted Share Plan (RSP), the UK Share Incentive Plan (UK SIP), the Prudential Corporation Asia All Employee Share Purchase Plan (PruSharePlus) and a number of deferred bonus plans, namely the Prudential Deferred Annual Incentive Plan 2023 (Deferred AIP), the Prudential Group Deferred Bonus Plan (GDBP) and the Prudential Deferred Bonus Plan (PDBP) (formerly known as the Prudential Corporation Asia Deferred Bonus Plan (PCA DBP)). The Prudential Deferred Annual Incentive Plan (DAIP) has been discontinued for use since its expiry on 30 September 2023, but any awards that remain outstanding under it may be funded by existing shares of Prudential plc.

Share scheme and participants	Total number of shares available for issue under the scheme	Maximum entitlement of each participant	Vesting period	Exercise period and basis of determining exercise price	Remaining life of the scheme
Prudential Global Long Term Incentive Plan (PG LTIP) Any employee of a Group company who has not given or been given notice of termination of employment, and is not a director, may be selected to be granted an award that is not a deferral model award. Any current or former non-director employee of a Group company may be selected to be granted a deferral model award.	The total number of securities available for issue under the scheme is 13,970,695 which represents 0.548 per cent of the issued share capital at 31 December 2025.	The size of PG LTIP awards is determined on a case-by-case basis.	Normally three years from grant. Where a deferral model is used, awards may vest on the first, second and third anniversary of the grant date in tranches of a third of the award. Awards may vest earlier upon a takeover of Prudential plc or if a participant leaves with good-leaver status or passes away.	In the case of any nil-cost options granted under the PG LTIP, a period of six months from vesting.	The PGLTIP does not have a fixed expiry date.

I Additional financial information continued

Share scheme and participants	Total number of shares available for issue under the scheme	Maximum entitlement of each participant	Vesting period	Exercise period and basis of determining exercise price	Remaining life of the scheme
Restricted Share Plan (RSP) Any employee of a Group company who has not given or been given notice of termination of employment, and is not a director, may be selected to be granted an award.	The total number of securities available for issue under the scheme is 1,364,734 which represents 0.054 per cent of the issued share capital at 31 December 2025.	Awards will not be granted over Prudential plc shares with a market value in excess of 600% of salary, in respect of any financial year of the Company.	Normally three years from grant. Awards may vest earlier upon a takeover of Prudential plc or if a participant passes away or leaves with good-leaver status.	In the case of any nil-cost awards granted under the RSP, normally a period of 12 months from vesting.	The RSP is due to expire on 30 June 2025.
Group Share Incentive Plan (UK SIP) Any employee can participate who meets the definition of eligible employee, as defined by the relevant UK tax legislation.	n/a	In the case of free shares, up to £3,600 worth of Prudential plc shares in respect of any UK tax year. In the case of partnership shares (bought with the participant's own funds), Prudential plc shares worth up to the lower of £1,800 or 10% of salary, in respect of any UK tax year. In the case of matching shares, a ratio of matching shares to partnership shares not greater than two free (matching) Prudential plc shares for every one partnership share bought.	Partnership shares (bought with the participant's own funds) may be withdrawn at any time. For free, matching and dividend shares, awards must be held in the UK SIP for three years. Free, matching and dividend shares may be withdrawn earlier upon a takeover of Prudential plc or if a participant passes away or leaves with good-leaver status.	Partnership and dividend shares are acquired at the market value of a Prudential plc share. There is no acquisition cost in the case of free shares and matching shares.	The UK SIP rules are due to expire in 2080 on the expiry of the UK SIP trust.
Prudential Corporation Asia All Employee Share Purchase Plan (PRUshareplus) Any employee of a Group company who has not given or been given notice of termination of employment, and is not an executive director, can participate.	n/a	The maximum amount a participant may contribute to PRUshareplus is the lower of 10% of salary or £5,000.	Matching awards normally vest one year from the end of the period in respect of which the related shares purchased with the participant's contributions were acquired. Awards may vest earlier upon a takeover of Prudential plc or if a participant leaves with good-leaver status.	Purchased shares are acquired at the market value of a Prudential plc share. There is no acquisition cost for matching awards.	PRUshareplus does not have a fixed expiry date.

Share scheme and participants	Total number of shares available for issue under the scheme	Maximum entitlement of each participant	Vesting period	Exercise period and basis of determining exercise price	Remaining life of the scheme
Prudential Deferred Annual Incentive Plan 2023 (Deferred AIP) Any employee of a Group company who has received a bonus may be selected to be granted an award.	The total number of securities available for issue under the scheme is 537,576 which represents 0.021 per cent of the issued share capital at 31 December 2025.	Awards will not be granted over Prudential plc shares with a market value in excess of the deferred proportion of the bonus received (save in the case of any recruitment awards that compensate for entitlements forfeited on leaving a former employer).	The normal vesting date for each award under the Deferred AIP is set at the time the award is granted on a case by case basis. Awards may vest earlier upon a takeover of Prudential plc or if a participant leaves for any reason other than cause or passes away.	In the case of any nil or nominal-cost options granted to (i) a current employee, normally a period of ten years from vesting, and (ii) a former employee, normally a period of 12 months from vesting.	The Deferred AIP is due to expire on 29 November 2032.
Group Deferred Bonus Plan (GDBP) Any employee of a Group company, who is not a director, may be selected to be granted an award.	n/a	The size of GDBP awards is determined on a case-by-case basis.	The normal vesting date for each award under the GDBP is set at the time the award is granted on a case-by-case basis. Awards may vest earlier upon a takeover of Prudential plc or if a participant leaves for any reason other than cause or passes away.	In the case of any nil-cost options granted under the GDBP, a period of six months from vesting.	The GDBP does not have a fixed expiry date.
Prudential Deferred Bonus Plan (PDBP) Any employee of a Group company who has not given or been given notice of termination of employment (unless otherwise decided in any particular case), and is not a director, may be selected to be granted an award.	n/a	The size of PDBP awards is determined on a case-by-case basis.	The normal vesting date for each award under the PDBP is set at the time the award is granted on a case-by-case basis. Awards may vest earlier upon a takeover of Prudential plc, if a participant leaves with good leaver status or passes away.	In the case of any nil-cost options granted under the PDBP, a period of six months from vesting.	The PDBP does not have a fixed expiry date.
Deferred Annual Incentive Plan (DAIP) Any employee of a Group company who has not given or been given notice of termination of employment (unless otherwise decided in any particular case), and is not a director, may be selected to be granted an award.	n/a	No awards have been granted under the DAIP since its expiry on 30 September 2023. Before the expiry of the DAIP, the size of awards was determined on a case-by-case basis.	The normal vesting date for each award under the DAIP is set at the time the award is granted on a case-by-case basis. Awards may vest earlier upon a takeover of Prudential plc or if a participant leaves for any reason other than cause or passes away.	In the case of any nil-cost options granted under the DAIP, a period of six months from vesting.	The DAIP expired on 30 September 2023.

I Additional financial information continued

The following analysis shows the movement in each share plan for the year ended 31 December 2025:

Vesting period			Number of shares under awards[1]							
Date of grant	Vesting date	Fair value at grant date	Beginning of year	Granted	Vested/ Released	Cancelled	Lapsed/ Forfeited	End of year	Closing share price[3]	Weighted average share price[4]
		HKD							HKD	HKD
Restricted Share Plan (RSP)										
07 Apr 21	20 Jan 22 - 01 Apr 25	152.85 - 165.09	**1,572**	**–**	**(1,522)**	**–**	**(50)**	**–**	**n/a**	**82.37**
08 Dec 21	01 Feb 22 - 01 Feb 25	133.45 - 136.75	**185**	**–**	**(185)**	**–**	**–**	**–**	**n/a**	**82.40**
29 Jun 22	31 Aug 22 - 01 Mar 26	94.25 - 97.49	**2,785**	**–**	**(1,817)**	**–**	**–**	**968**	**n/a**	**82.40**
21 Sep 22	17 Oct 22 - 31 Dec 25	82.20 - 85.14	**8,425**	**–**	**(905)**	**–**	**(4,501)**	**3,019**	**n/a**	**82.40**
15 Dec 22	10 Feb 23 - 01 Apr 26	97.11 - 101.01	**7,106**	**–**	**(4,699)**	**–**	**–**	**2,407**	**n/a**	**82.35**
10 May 23	01 Jun 23 - 01 Apr 27	48.90 - 116.27	**88,509**	**–**	**(52,429)**	**–**	**(3,795)**	**32,285**	**n/a**	**82.10**
07 Sep 23	01 Oct 23 - 01 Mar 26	85.49 - 88.32	**23,270**	**–**	**(18,071)**	**–**	**(1,012)**	**4,187**	**n/a**	**82.65**
13 Dec 23	01 Jan 24 - 01 Mar 27	80.84 - 84.56	**24,712**	**–**	**(10,485)**	**–**	**–**	**14,227**	**n/a**	**93.04**
26 Mar 24	01 May 24 - 01 Apr 26	72.69 - 74.98	**68,374**	**–**	**(49,874)**	**–**	**13,424**	**31,924**	**n/a**	**83.56**
21 May 24	01 Jun 24 - 01 Mar 28	73.22 - 78.16	**206,661**	**–**	**(62,976)**	**–**	**(13,424)**	**130,261**	**n/a**	**82.38**
04 Oct 24	01 Nov 24 - 31 Mar 28	67.95 - 73.00	**607,842**	**–**	**(186,320)**	**–**	**(24,116)**	**397,406**	**n/a**	**82.34**
12 Dec 24	01 Feb 25 - 21 May 29	60.46 - 66.65	**179,350**	**–**	**(68,162)**	**–**	**(33,007)**	**78,181**	**n/a**	**83.37**
27 Mar 25	01 Apr 25 - 31 Mar 28	77.08 - 82.75	**–**	**104,729**	**(17,537)**	**–**	**–**	**87,192**	**83.05**	**91.32**
14 May 25	01 Jun 25 - 31 Aug 29	82.00 - 90.64	**–**	**41,335**	**(9,768)**	**–**	**(1,717)**	**29,850**	**89.40**	**101.08**
02 Oct 25	03 Oct 25 - 09 Mar 29	0.00 - 108.60	**–**	**488,333**	**(5,111)**	**–**	**(8,666)**	**474,556**	**108.00**	**110.87**
15 Dec 25	06 Mar 26 - 01 Apr 30	1.65 - 112.50	**–**	**78,271**	**–**	**–**	**–**	**78,271**	**114.40**	**n/a**
Prudential Global Long Term Incentive Plan (PG LTIP)[2]										
18 Jun 21	07 Apr 22 - 07 Apr 24	146.85 - 152.53	**70**	**–**	**–**	**–**	**(70)**	**–**	**n/a**	**n/a**
05 Apr 22	05 Apr 23 - 05 Apr 25	9.35 - 115.49	**1,304,304**	**–**	**(1,199,815)**	**–**	**(104,489)**	**–**	**n/a**	**82.24**
29 Jun 22	05 Apr 23 - 05 Apr 25	95.11 - 96.92	**187**	**–**	**(187)**	**–**	**–**	**–**	**n/a**	**82.40**
21 Sep 22	05 Apr 23 - 05 Apr 25	82.83 - 84.69	**1,041**	**–**	**(1,041)**	**–**	**–**	**–**	**n/a**	**82.40**
10 May 23	12 Apr 24 - 12 Apr 26	47.02 - 114.99	**875,672**	**–**	**(424,641)**	**–**	**(31,723)**	**419,308**	**n/a**	**82.46**
22 May 23	12 Apr 24 - 12 Apr 26	49.40 - 113.69	**1,690,857**	**–**	**(703,191)**	**–**	**(49,553)**	**938,113**	**n/a**	**82.40**
13 Dec 23	12 Apr 26	18.59 - 81.82	**7,511**	**–**	**–**	**–**	**–**	**7,511**	**n/a**	**n/a**
26 Mar 24	26 Mar 25 - 26 Mar 27	32.40 - 73.99	**7,917,467**	**–**	**(2,445,159)**	**–**	**(140,818)**	**5,331,490**	**n/a**	**82.45**
21 May 24	26 Mar 25 - 26 Mar 27	75.37 - 78.05	**375,303**	**–**	**(121,217)**	**–**	**(11,617)**	**242,469**	**n/a**	**82.40**
04 Oct 24	05 Apr 25	0.00 -72.25	**1,169**	**–**	**(1,169)**	**–**	**–**	**–**	**n/a**	**82.40**
27 Mar 25	27 Mar 26 - 27 Mar 28	61.89 - 80.82	**–**	**7,085,902**	**(12,232)**	**–**	**(130,949)**	**6,942,721**	**83.05**	**102.80**
14 May 25	27 Mar 26 - 27 Mar 28	84.81 - 88.91	**–**	**15,972**	**–**	**–**	**–**	**15,972**	**89.40**	**n/a**
02 Oct 25	27 Mar 26 - 27 Mar 28	102.90 - 107.47	**–**	**73,111**	**–**	**–**	**–**	**73,111**	**108.00**	**n/a**
Prudential Deferred Bonus Plan (PDBP)										
10 May 23	12 Apr 25	116.37	**21,298**	**–**	**(21,298)**	**–**	**–**	**–**	**n/a**	**81.55**
22 May 23	12 Apr 25	115.05	**223,364**	**–**	**(223,252)**	**–**	**(112)**	**–**	**n/a**	**82.40**
Deferred Annual Incentive Plan (DAIP)										
17 May 21	17 May 24	164.03	**25,735**	**–**	**–**	**–**	**(846)**	**24,889**	**n/a**	**n/a**
5 Apr 22	5 Apr 25	116.52	**250,451**	**–**	**(206,829)**	**–**	**–**	**43,622**	**n/a**	**82.40**
10 May 23	12 Apr 26	116.37	**40,885**	**–**	**–**	**–**	**–**	**40,885**	**n/a**	**n/a**
22 May 23	12 Apr 26	115.05	**173,103**	**–**	**–**	**–**	**–**	**173,103**	**n/a**	**n/a**
26 Mar 24	26 Mar 27	75.20	**148,642**	**–**	**–**	**–**	**–**	**148,642**	**n/a**	**n/a**
27 Mar 25	27 Mar 28	82.75	**–**	**106,435**	**–**	**–**	**–**	**106,435**	**83.05**	**n/a**
Group Share Incentive Plan (UK SIP)										
2009 – 2022	n/a	n/a	**6,216**	**737**	**(1,148)**	**–**	**(276)**	**5,529**	**n/a**	**n/a**
Purchase Plan (PRUshareplus)										
2020 – 2022	n/a	n/a	**563,536**	**347,601**	**(383,990)**	**–**	**–**	**527,147**	**n/a**	**n/a**
Total share schemes funded by existing shares of Prudential			**14,845,602**	**8,342,426**	**(6,235,030)**	**–**	**(547,317)**	**16,405,681**		
Representing:										
Five highest paid individuals			**997,938**	**612,724**	**(288,483)**	**–**	**(21,117)**	**1,301,062**		
All other grantees			**13,847,664**	**7,729,702**	**(5,946,547)**	**–**	**(526,200)**	**15,104,619**		
Total share schemes funded by existing shares of Prudential			**14,845,602**	**8,342,426**	**(6,235,030)**	**–**	**(547,317)**	**16,405,681**		

Notes

(1) The table above includes share plans held by directors of the Group. Details of share plans held by the individual directors have been set out separately in the Directors' remuneration report. The five highest paid individuals during the financial year may also include directors, if applicable.

(2) For some PGLTIP awards a portion of the award has performance conditions attached. There are usually three elements to these performance conditions; Total Shareholder Return (50% weighting), Return on Embedded Value (30% weighting) and sustainability scorecard capturing both financial and non-financial measures aligned to the Group's strategic objectives (20% weighting).

(3) Closing share price is quoted before grant date.

(4) Weighted average share price is calculated based on closing share price before vesting date.

I(vi) Selected historical financial information of Prudential

The following table sets forth Prudential's selected consolidated financial data for the years indicated, which is derived from Prudential's audited consolidated financial statements. This table is only a summary and should be read in conjunction with Prudential's consolidated financial statements and the related notes included elsewhere in this document.

(a) IFRS financial results

Income statement	2025 $m	2024 $m	2023 $m	2022 $m
Insurance revenue	**11,080**	10,358	9,371	8,549
Insurance service expense	**(8,244)**	(7,763)	(7,113)	(6,267)
Net expense from reinsurance contracts held	**(212)**	(302)	(171)	(105)
Insurance service result	**2,624**	2,293	2,087	2,177
Investment return	**16,264**	5,919	9,763	(29,380)
Fair value movements on investment contract liabilities	**(72)**	(95)	(24)	67
Net insurance finance (expense) income	**(14,771)**	(4,492)	(8,648)	27,430
Net investment result	**1,421**	1,332	1,091	(1,883)
Other revenue	**411**	382	369	436
Non-insurance expenditure	**(1,031)**	(1,003)	(990)	(1,019)
Finance costs: interest on core structural borrowings of shareholder-financed businesses	**(183)**	(171)	(172)	(200)
Gain (loss) attaching to corporate transactions	**1,515**	(71)	(22)	55
Share of profit (loss) from joint ventures and associates, net of related tax	**364**	477	(91)	(85)
Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns) note (1)	**5,121**	3,239	2,272	(519)
Tax charge attributable to policyholders' returns	**(180)**	(286)	(175)	(124)
Profit (loss) before tax attributable to shareholders' returns	**4,941**	2,953	2,097	(643)
Total tax charge attributable to shareholders' and policyholders' returns	**(1,002)**	(824)	(560)	(478)
Remove tax charge attributable to policyholders' returns	**180**	286	175	124
Tax charge attributable to shareholders' returns	**(822)**	(538)	(385)	(354)
Profit (loss) for the year	**4,119**	2,415	1,712	(997)

Basic earnings per share (in cents)	2025	2024	2023	2022
Based on profit (loss) for the year attributable to the equity holders of the Company	**154.2¢**	84.1¢	62.1¢	(36.8)¢

Dividend per share (in cents)	2025	2024	2023	2022
Dividends paid in reporting period	**24.00¢**	21.05¢	19.30¢	17.60¢

Statement of financial position at 31 Dec	2025 $m	2024 $m	2023 $m	2022 $m
Total assets excluding insurance and reinsurance contracts assets	**206,973**	177,141	170,460	157,259
Insurance and reinsurance contract assets	**5,222**	4,735	3,606	2,990
Total assets	**212,195**	181,876	174,066	160,249
Insurance and reinsurance contract liabilities	**175,138**	148,102	140,991	127,417
Investment contract liabilities without discretionary participation features	**715**	748	769	663
Core structural borrowings of shareholder-financed businesses	**4,459**	3,925	3,933	4,261
Total liabilities	**190,835**	163,202	156,083	143,351
Total equity	**21,360**	18,674	17,983	16,898

I Additional financial information continued

Supplementary IFRS financial results

	2025 $m	2024 $m	2023 $m	2022 $m
Adjusted operating profit note (2)	**3,306**	3,129	2,893	2,722
Non-operating items	**1,635**	(176)	(796)	(3,365)
Profit (loss) before tax attributable to shareholders	**4,941**	2,953	2,097	(643)
Adjusted operating profit after tax and non-controlling interests	**2,617**	2,436	2,438	2,172
Operating earnings per share after tax and non-controlling interests (in cents)	**101.4¢**	89.7¢	89.0¢	79.4¢

Notes

(1) This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders.

(2) Adjusted operating profit is determined on the basis of including longer-term investment returns and is stated after excluding the effect of short-term interest rate and other market fluctuations and gain or loss attaching to corporate transactions.

2021 comparative results as previously published under IFRS 4

The Group adopted IFRS 9, 'Financial Instruments' and IFRS 17, 'Insurance Contracts' from 1 January 2023. The Group determined its date of transition to IFRS 17 to be 1 January 2022. Consequently, the 2021 comparative results below had not been restated on an IFRS 17 basis and have been shown on an IFRS 4 basis as previously published. Therefore, the 2021 comparative results are presented on a very different basis and are not comparable to the results set out above. The key differences between IFRS 17 and IFRS 4 were set out in note A2.1 to the IFRS consolidated financial statements in the 2023 Annual Report.

In the tables below, continuing operations reflect the Group's insurance and asset management businesses in Asia and Africa and central operations. Discontinued operations represent the Group's US business (Jackson) demerged in September 2021.

Income statement	2021 $m
Continuing operations:	
Gross premiums earned	24,217
Outward reinsurance premiums	(1,844)
Earned premiums, net of reinsurance	22,373
Investment return	3,486
Other income	641
Total revenue, net of reinsurance	26,500
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(18,911)
Acquisition costs and other expenditure	(4,560)
Finance costs: interest on core structural borrowings of shareholder-financed businesses	(328)
Loss attaching to corporate transactions	(35)
Total charges, net of reinsurance	(23,834)
Share of profits from joint ventures and associates net of related tax	352
Profit before tax (being tax attributable to shareholders' and policyholders' returns) note (1)	3,018
Tax charges attributable to policyholders' returns	(342)
Profit before tax attributable to shareholders' returns	2,676
Tax charges attributable to shareholders' returns	(462)
Profit from continuing operations	2,214
Loss from discontinued US operations	(5,027)
Loss for the year	(2,813)

Basic earnings per share (in cents)	2021
Based on loss for the year attributable to the equity holders of the Company:	
Continuing operations	83.4¢
Discontinued US operations	(161.1)¢
Total	(77.7)¢

Dividend per share (in cents) excluding demerger dividend	2021
Dividends paid in reporting period	16.10¢

Statement of financial position at 31 Dec	2021 $m
Total assets	199,102
Total policyholder liabilities and unallocated surplus of with-profits funds	157,299
Core structural borrowings of shareholder-financed businesses	6,127
Total liabilities	181,838
Total equity	17,264

Supplementary IFRS financial results

Continuing operations	2021 $m
Adjusted operating profit note (2)	3,233
Non-operating items	(557)
Profit before tax attributable to shareholders	2,676
Operating earnings per share after tax and non-controlling interest (in cents)	101.5¢

Note

(1) This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders.

(2) Adjusted operating profit is determined on the basis of including longer-term investment returns, which are stated after excluding the effect of short-term interest rate and other market fluctuations on shareholder-backed business and gain or loss attaching to corporate transactions. Adjusted operating profit also excludes amortisation of acquisition accounting adjustments arising on the purchase of business.

(b) Supplementary embedded value basis results

To increase the comparability of Prudential's external reporting to its key peers and to reduce the economic volatility seen in its embedded value reporting, with a view to improving the transparency of underlying growth in new business profit and embedded value, Prudential converted to TEV basis in 2025, with 2024 comparatives restated. No prior periods were restated and so only two years are shown in the tables below.

	2025 $m	2024 $m
Operating profit	**4,752**	4,095
Non-operating items	**(81)**	(566)
Profit attributable to shareholders	**4,671**	3,529
Operating earnings per share after non-controlling interests (in cents)	**178.5¢**	146.2¢

New business contribution	2025 $m	2024 $m
APE sales	**6,661**	6,202
NBP (post-tax)	**2,782**	2,464

Embedded value at 31 Dec	2025 $bn	2024 $bn
Group EV equity, net of non-controlling interests	**37.8**	34.3

	2025 $m	2024 $m
Gross operating free surplus generated from in-force insurance and asset management businesses	**3,059**	2,666
Net Group operating free surplus generated note	**1,675**	1,364
Free surplus ratio (%)	**221 %**	234 %

Note

Net Group operating free surplus generated represents operating free surplus generated less central costs, eliminations, restructuring costs and IFRS 17 costs, net of tax.

(c) Other financial information

At 31 Dec	2025 $bn	2024 $bn	2023 $bn	2022 $bn	2021 $bn
Eastspring funds under management or advice note 1	**277.7**	258.0	237.1	221.4	258.5
Group shareholder GWS capital surplus (over GPCR) note 2	**17.1**	15.9	16.1	15.6	17.5

Notes

(1) Eastspring total funds under management or advice comprise funds from external parties, including funds managed on behalf of M&G plc, as well as funds managed or advised for the Group's insurance operations.

(2) The Group shareholder GWS capital surplus (over GPCR) reflects the Insurance (Group Capital) Rules as set out in the GWS Framework, which became effective for Prudential in May 2021.

II Calculation of alternative performance measures

Prudential uses alternative performance measures (APMs) to provide more relevant explanations of the Group's financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances. All amounts are presented on an AER basis unless otherwise stated.

II(i) Adjusted operating profit

The measurement of adjusted operating profit reflects that, for the insurance business, assets and liabilities are held for the longer term. Management believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year, including short-term interest rate and other market fluctuations and loss on corporate transactions.

More details on how adjusted operating profit is determined are included in note B1.2 to the IFRS consolidated financial statements. A full reconciliation to profit after tax is given in note B1.1 to the IFRS consolidated financial statements. Adjusted operating profit after tax is calculated by applying the effective tax rates of the relevant business operations, shown in note B3.2 to the IFRS consolidated financial statements, to adjusted operating profit.

II(ii) Adjusted total comprehensive equity

Adjusted total comprehensive equity is calculated by adding the IFRS 17 expected future profit, excluding the amount attributable to non-controlling interests and related tax (shareholder CSM), to IFRS shareholders' equity for all entities in the Group, including life joint ventures and associates. Management believes this is a helpful measure that provides a reconciliation to the Embedded Value framework, which is often used for valuations. The main difference between the Group's TEV measure and adjusted total comprehensive equity is economics as explained in note II(viii).

See note C3.1 to the IFRS consolidated financial statements for the split of the balances excluding joint ventures and associates and the Group's share relating to joint ventures and associates and a reconciliation from IFRS shareholders' equity to adjusted total comprehensive equity.

II(iii) Return on IFRS shareholders' equity

This measure is calculated as adjusted operating profit, after tax and non-controlling interests, divided by average IFRS shareholders' equity.

Detailed reconciliation of adjusted operating profit to IFRS profit before tax for the Group is shown in note B1.1 to the Group IFRS financial results.

	2025 $m	2024* $m
Adjusted operating profit	**3,306**	3,129
Tax on adjusted operating profit	**(534)**	(547)
Non-controlling interests' share of adjusted operating profit	**(155)**	(146)
Adjusted operating profit, net of tax and non-controlling interests	**2,617**	2,436
IFRS shareholders' equity at beginning of year	**17,492**	16,966
IFRS shareholders' equity at end of year	**20,117**	17,492
Average IFRS shareholders' equity	**18,805**	17,229
Operating return on IFRS shareholders' equity (%)	**14 %**	14 %

* Operating profit and IFRS shareholders' equity are net of the non-controlling interest arising in Malaysia at 1 January 2024 of 49 per cent.

II(iv) IFRS shareholders' equity per share

IFRS shareholders' equity per share is calculated as closing IFRS shareholders' equity divided by the number of issued shares at the end of the year.

	31 Dec 2025	31 Dec 2024
Number of issued shares at the end of the year (million shares)	**2,548**	2,658
Closing IFRS shareholders' equity ($ million)	**20,117**	17,492
Group IFRS shareholders' equity per share (cents)	**790¢**	658¢
Closing adjusted total comprehensive equity ($ million)	**42,068**	36,660
Group adjusted total comprehensive equity per share (cents)	**1,651¢**	1,379¢

II(v) Eastspring cost/income ratio

The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees. It is based on profit recorded during the year, using the ownership for that period.

	2025 $m	2024 $m
IFRS revenue	**596**	565
Share of revenue from joint ventures and associates	**437**	385
Commissions and other	**(219)**	(203)
Performance-related fees	**(5)**	–
Operating income before performance-related fees note	**809**	747
IFRS charges	**491**	454
Share of expenses from joint ventures and associates	**146**	134
Commissions and other	**(219)**	(203)
Operating expense	**418**	385
Cost/income ratio (operating expense/operating income before performance-related fees)	**52 %**	52 %

Note
IFRS revenue and charges for Eastspring are included within the IFRS Income statement in 'other revenue' and 'non-insurance expenditure', respectively. Operating income and expense include the Group's share of contribution from joint ventures and associates. In the IFRS condensed consolidated income statement, the net income after tax from the joint ventures and associates is shown as a single line item.

II(vi) Insurance premiums

New business sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The Group reports annual premium equivalent (APE) new business sales as a measure of the new policies sold in the year, which is calculated as the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts and excluded from the scope of IFRS 17. The use of one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business.

Renewal or recurring premiums are the subsequent premiums that are paid on regular premium products, including premiums for investment contracts with discretionary participation features and the deposit component of insurance contracts. In the table below, premiums for the deposit component of insurance contracts from the Group's Mainland China life joint venture are now included in renewal premiums in both 2025 and 2024. Gross premiums earned is the measure of premiums as defined under the previous IFRS 4 basis and reflects the aggregate of single and regular premiums of new business sold in the year and renewal premiums on business sold in previous years but excludes premiums for policies classified as investment contracts without discretionary participation features under IFRS, which are recorded as deposits. Gross premiums earned is no longer a metric presented under IFRS 17 and is not directly reconcilable to primary statements. The Group believes that renewal premiums and gross premiums earned are useful measures of the Group's business volumes and growth during the year.

	2025 $m	2024 $m
Gross premiums earned	**28,317**	24,262
Gross premiums earned from joint ventures and associates	**4,316**	4,003
Total Group, including joint ventures and associates	**32,633**	28,265

	2025 $m	2024 $m AER	Change % AER	2024 $m CER	Change % CER
Renewal insurance premiums	**21,445**	19,340	11 %	19,575	10 %
Annual premium equivalent (APE)	**6,661**	6,202	7 %	6,289	6 %
Life weighted premium income	**28,106**	25,542	10 %	25,864	9 %

II(vii) Reconciliation between TEV new business profit and IFRS new business CSM

	2025 $m	2024 $m
TEV new business profit (before central costs)	**2,842**	2,526
New rider sales note (1)	**(67)**	(59)
Economics and other note (2)	**(332)**	(217)
Related tax on IFRS new business CSM note (3)	**392**	346
IFRS new business CSM	**2,835**	2,596

II Calculation of alternative performance measures continued

Notes
(1) Under TEV, new business profit (NBP) arising from additional or new riders attaching to existing contracts, product upgrades and top-ups are reported as current period NBP. Under IFRS 17 reporting, NBP from such rider sales and upgrades are required to be treated as experience variances of the existing contracts.
(2) TEV is calculated using 'real-world' long-term economic assumptions that are based on the expected returns on the actual assets held with an allowance for risk in the risk discount rate. Under IFRS 17, 'risk neutral' economic assumptions are applied with assets assumed to earn, and the cash flows are discounted at, risk free rate plus illiquidity premium (where applicable).
(3) IFRS 17 new business CSM is gross of tax, while TEV NBP is net of tax. Accordingly, the related tax on the IFRS 17 new business CSM is added back. All of the other reconciling items in the table have been presented net of related taxes.

II(viii) Reconciliation between TEV equity and IFRS shareholders' equity

TEV equity and IFRS 17 adjusted equity both represent measures of shareholders' net assets and future profits from the in-force book but use different economic bases. Both measures use consistent best-estimate operating assumptions and exclude any future new business. TEV uses a passive economic basis that reflects real-world return expectations within the investment returns and an appropriate allowance for market risk embedded within the discount rate. In contrast, IFRS uses an active market-consistent basis with the same economic assumptions used for projecting and discounting cash flows.

The table below shows the reconciliation of TEV equity and IFRS shareholders' equity at the end of the years:

	31 Dec 2025 $m	31 Dec 2024 $m
Group TEV equity	**37,803**	34,267
Mark-to-market value adjustment of the Group's core structural borrowings note (1)	**(57)**	(231)
Provision for future central corporate expenditure	**2,086**	2,078
Economics and other valuation differences note (2)	**2,236**	546
Adjusted total comprehensive equity	**42,068**	36,660
Remove: Shareholders' CSM, net of reinsurance (see note C3.1 to the IFRS condensed consolidated financial statements)	**(24,804)**	(21,772)
Add: Related deferred tax adjustments for the above	**2,853**	2,604
IFRS shareholders' equity	**20,117**	17,492

Notes
(1) The Group's core structural borrowings are fair valued under TEV but are held at amortised cost under IFRS.
(2) TEV is calculated using 'real-world' long-term economic assumptions that are based on the expected returns on the actual assets held with an allowance for risk in the risk discount rate. Under IFRS 17, 'risk neutral' economic assumptions are applied with the cash flows discounted using risk free plus liquidity premium (where applicable). Other valuation differences include contract boundaries and non-attributable expenses, which are small.

II(ix) Return on embedded value

The calculation of operating return on embedded value is calculated as TEV operating profit for the year as a percentage of opening Group TEV equity, excluding goodwill, distribution rights and other intangibles. Operating profit and Group TEV equity are net of non-controlling interests.

	2025 $m	2024 $m
TEV operating profit for the year	**4,752**	4,095
Non-controlling interests' share of TEV operating profit	**(146)**	(125)
TEV operating profit, net of non-controlling interests	**4,606**	3,970
Group TEV (ie excluding goodwill) excluding intangibles, at beginning of year	**29,777**	28,120
Operating return on opening Group TEV excluding intangibles (%)	**15%**	14%

New business profit over embedded value is calculated as the TEV new business profit for the period as a percentage of opening TEV for insurance business operations (ie excluding goodwill) less distribution rights and other intangibles attributable to equity holders. New business profit is before deducting the amount attributable to non-controlling interests.

	2025 $m	2024 $m
New business profit (NBP)	**2,782**	2,464
TEV (ie excluding goodwill) for insurance business excluding intangibles, at beginning of year	**32,194**	31,336
NBP over opening TEV for insurance business excluding intangibles (%)	**9%**	8%

II(x) Calculation of free surplus ratio

Free surplus ratio is calculated as the total of Group free surplus excluding distribution rights and other intangibles and TEV required capital, divided by TEV required capital.

	31 Dec 2025 $m	31 Dec 2024 $m
Group free surplus excluding distribution rights and other intangibles	**9,408**	8,604
TEV required capital	**7,761**	6,410
Total	**17,169**	15,014
Free surplus ratio (%)	**221 %**	234 %

Definitions of performance metrics

Adjusted CSM release

Adjusted release of CSM reflects an adjustment to the release of CSM in respect of losses on onerous contracts and gains on profitable contracts that can be shared across more than one annual cohort, and hence which are combined for the purposes of determining the adjusted release amount.

Adjusted release of CSM is reconciled to IFRS release of CSM for the year as discussed in note B1.3 of the IFRS financial results.

Adjusted CSM release rate

Adjusted CSM release rate is defined as the adjusted release of CSM to the income statement in the period divided by the total of the closing CSM balance after adding back the adjusted release in the period and the effect of movements in exchange rates.

Adjusted operating profit

Adjusted IFRS operating profit based on longer-term investment returns.

This alternative performance measure is reconciled to IFRS profit for the year in note B1.1 of the IFRS financial results and a fuller definition given in note B1.2.

Adjusted operating profit after tax

Adjusted operating profit less tax attributable to items within adjusted operating profit.

Adjusted total comprehensive equity

Adjusted total comprehensive equity represents the sum of Group IFRS shareholders' equity and CSM, net of reinsurance (unless attaching wholly to policyholders), non-controlling interests and tax.

See note C3.1(b) and II(ii) of the Additional unaudited financial information for reconciliation to IFRS shareholders' equity.

Agency new business profit

New business profit generated from the agency channel.

Annual premium equivalent (APE) sales

A measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products.

See note II(vi) of the Additional unaudited financial information for further explanation.

Average monthly active agents

An active agent is defined as an agent who sells at least one case with a Prudential life insurance entity in the month. Average monthly active agents is expressed for each reporting period as the sum of active agents in each month divided by the number of months in the period.

Bancassurance new business profit

New business profit generated from the bancassurance channel.

Basic earnings per share (EPS) based on adjusted operating profit

Calculated as adjusted operating profit after tax, less non-controlling interests, divided by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled.

See note B4 to the IFRS financial statements for more detail and calculation, including the diluted version of this metric and reconciliation to basic earnings per share based on IFRS profit after tax.

Customer numbers

A customer is defined as a unique individual or entity who holds one or more policies, that has had premiums paid, with a Prudential life insurance entity, including 100 per cent of customers of the Group's joint ventures and associates. Group business is a single customer for the purpose of this definition.

Customer relationship net promoter score (rNPS)

Net promoter score on overall strength of customer relationship, based on customers' survey responses to how likely they would be to recommend Prudential. It measures the response on a scale of 0–10 where 9 or 10 are Promoters, 7 or 8 are Passives and 0–6 are Detractors. The score equates to the percentage of promoters less the percentage of detractors. Our customer rNPS target relates to each market's NPS performance versus their respective peers.

Customer retention rate

Calculated as the number of customers at the beginning of the period minus exits during the year (net of reinstatement) over the number of customers at the beginning of the period.

Eastspring cost/income ratio

The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees.

See note II(v) of the Additional unaudited financial information for calculation.

Eastspring investment performance – percentage of funds under management outperforming benchmarks

This measure represents the percentage of active funds under management at the balance sheet date that outperformed their performance benchmark over the time period stated (one or three years). Funds with no performance objective, which includes passive funds and non-discretionary portfolio, are excluded from this measure.

Eastspring total funds under management or advice

Total funds under management or advice including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management or advice.

Free surplus

For insurance business, free surplus is generally based on (with adjustments including recognition of certain intangibles and other assets that may be inadmissible on a regulatory basis) the excess of the regulatory basis net assets (TEV total net worth) over the TEV capital required to support the covered business. Adjustments are also made to enable free surplus to be a better measure of shareholders' resources available for distribution. For asset management and other non-insurance operations (including the Group's central operations), free surplus is taken to be IFRS shareholders' equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime.

Free surplus excluding distribution rights and other intangibles

This measure of free surplus (see above) excludes intangible assets representing rights under distribution contracts and other intangibles.

Glossary continued

Free surplus ratio

Free surplus ratio is defined as the sum of Group free surplus, excluding distribution rights and other intangibles, and the TEV required capital of the life business, divided by the TEV required capital of the life business. Group free surplus, excluding distribution rights and other intangibles, consists of the free surplus of the insurance business combined with the free surplus of asset management and other non-insurance operations, as defined above and shown in the Movement in free surplus table within the TEV basis results. Group total free surplus forms part of the TEV shareholders' equity as set out in the TEV basis results.

TEV shareholders' equity is reconciled to IFRS shareholders' equity in note II(viii) of the Additional financial information. Given the differing basis of preparation for the IFRS and TEV results, individual TEV and IFRS line items are not directly comparable.

Group net operating free surplus generated

'Group operating free surplus generated from insurance and asset management business' net of investment in new business, less central costs, eliminations and restructuring costs, net of tax.

Group TEV

Group TEV equity, excluding goodwill attributable to equity holders.

Group TEV equity

Shareholders' equity prepared in accordance with the TEV methodology.

See note II(viii) of the Additional unaudited financial information for reconciliation to IFRS shareholders' equity.

Group TEV equity per share

Group TEV equity per share is calculated as Group TEV equity divided by the number of issued shares at the end of the period. See TEV basis results for calculation.

Group TEV per share

Group TEV per share is calculated as Group TEV divided by the number of issued shares at the end of the period. See TEV basis results for calculation.

Group funds under management

Represents all assets managed or administered by or on behalf of the Group, including those assets managed by third parties. Assets under management include managed assets that are included within the Group's statement of financial position and those assets belonging to external clients outside the Prudential Group, which are therefore not included in the Group's statement of financial position. A reconciliation to this measure from investments shown in the Group balance sheet is given in note I(iii) of the Additional unaudited financial information.

Group leverage ratio (Moody's basis)

Leverage measure calculated as the Group gross debt, including commercial paper, as a proportion of the sum of IFRS shareholders' equity, 50 per cent of the surplus in the Group's with-profit funds, 50 per cent of the CSM and the Group's gross debt including commercial paper.

Group operating free surplus generated from in-force insurance and asset management business (or Gross OFSG)

Operating free surplus is the financial metric the Group uses to measure the internal cash generation of our business operations and is generally based on (with adjustments) the capital regimes that apply locally in the various jurisdictions in which the Group operates. Operating free surplus generated from in-force insurance business represents amounts emerging from the in-force business during the year before deducting amounts reinvested in writing new business and excludes restructuring costs and non-operating items. For asset management businesses, it equates to post-tax IFRS adjusted operating profit for the period. Central costs are excluded from this amount.

Group operating free surplus generated from insurance and asset management business

Equates to 'Group operating free surplus generated from in-force insurance and asset management business' net of investment in new business for the life business.

GWS capital surplus over GPCR

Estimated GWS capital resources in excess of the GPCR before allowing for the 2025 second interim dividend. GWS capital surplus is determined on a shareholder basis and a total Group basis as described in note I(i) of the additional information.

Health new business profit

New business profit from health products (see definition below).

Health products

Health products comprise health and personal accident insurance products, which provide morbidity or sickness benefits and include health, disability, critical illness and accident coverage. These typically are annually renewable and would involve diagnosis and treatment from licensed physicians/medical facilities. Critical illness products paying lump sum benefits are not in scope.

IFRS shareholders' equity per share

IFRS shareholders' equity per share is calculated as closing IFRS shareholders' equity divided by the number of issued shares at the end of the period.

See note II(iv) of the Additional unaudited financial information for calculation.

Life-weighted premium income

Represents the sum of APE sales plus renewal insurance premiums, which represents premiums paid on regular premium products, subsequent to the first-year premium.

See note II (vi) of the Additional unaudited financial information for further details.

Net cash remitted by business units

Net cash amounts remitted by businesses are included in the holding company cash flow. This comprises dividends and other transfers from businesses, net of capital injections, that are reflective of earnings and capital generation.

Net zero

A state in which greenhouse gas emissions from activities in the value chain of an organisation are reduced as close to zero as possible, with any residual emissions balanced by removals from the atmosphere, in a time frame consistent with the Paris Agreement. Our ambition is that the assets we hold on behalf of our insurance companies will be net zero by 2050.

New business profit (NBP)

Presented on a post-tax basis, on business sold in the year, calculated in accordance with Group TEV methodology.

New business profit is reconciled to IFRS new business CSM in note II(vii) of the Additional unaudited financial information.

New business margin on APE (%)

New business profit divided by APE sales over the same period.

New business margin on PVNBP (%)

New business profit divided by PVNBP sales over the same period.

New business profit per active agent

Average monthly 'agency new business profit' divided by the 'average monthly active agents' for the relevant period. Includes 100 per cent of new business profit and active agents in joint ventures and associates.

New to bancassurance customers from strategic partners

The number of customers who hold at least one insurance policy of any type (including either Individual or Group policies as Life Assured) sold by our strategic bank partners (excluding partners of joint ventures and associates and our strategic partner in Cambodia and Laos) at the end of the measurement period, but do not hold any insurance policies sold by our relevant strategic bank partners at the beginning of the measurement period. The measurement period is the current period of the report.

Operating return on embedded value

Calculated as TEV operating profit net of non-controlling interests divided by the opening Group TEV excluding intangibles.

See note II(ix) of the Additional unaudited financial information for the calculation.

Operating return on IFRS shareholders' equity

Calculated as adjusted operating profit, net of tax and non-controlling interests, divided by the average IFRS shareholders' equity.

See note II(iii) of the Additional unaudited financial information for the calculation.

Present value new business premiums (PVNBP)

Calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions made in determining the TEV new business profit.

Proportion of new business-processing through auto-underwriting

The number of new business application submissions subject to automatic and real-time assessment of underwriting decisions based upon set rules, providing policy underwriting decision without manual intervention, divided by the total number of new business application submissions for the reporting period.

Shareholder GWS coverage ratio over GPCR (%)

Estimated ratio of capital resources (as measured under the GWS framework) over GPCR attributable to the shareholder business, before allowing for the 2025 second interim dividend.

TEV operating profit

TEV operating profit is profit after tax calculated under the Group's TEV methodology, as described in notes 6 and 7 of the TEV basis results, excluding short-term fluctuations caused by changes in interest rates and other market movements, the effect of changes in economic assumptions and the impact of corporate transactions, if any, undertaken in the period. It also excludes the mark-to-market value movements on core structural borrowings for shareholder-financed operations.

Tier 1 capital resources

Tier 1 capital in accordance with the classification of tiering capital under the GWS Framework, which reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. This is considered to be the highest quality capital.

Tier 2 Capital resources

Tier 2 capital in accordance with the classification of tiering capital under the GWS Framework, which reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. This tends to be additional capital, such as subordinated debt, that can absorb losses but is less secure than Tier 1.

Total GWS coverage ratio over GPCR (%)

Estimated ratio of capital resources (as measured under the GWS framework) over GPCR attributable to both the shareholder and policyholder business, before allowing for the 2024 second interim dividend.

Traditional embedded value (TEV)

Financial results that are prepared on a supplementary basis to the Group's IFRS results and are a way of measuring the current value to shareholders of the future profits from life business written based on a set of assumptions.

Weighted average carbon intensity (WACI)

Reflects a portfolio's exposure to carbon-intensive companies, expressed in tCO_2e/$m revenue. The WACI is currently the market standard for measuring the carbon footprint of an investment portfolio, as described by global disclosure frameworks.

Basis for strategic objectives

New business profit growth objective

Our new business growth objective assumes average exchange rates of 2022, and is based on regulatory and solvency regimes applicable across the Group at the time the objective was set. It has been updated from the previous EEV methodology to the existing TEV and free surplus methodology applied to both 2024 and 2025 TEV results and assumes this will be applicable over the period, with no material changes to the economic assumptions.

Operating free surplus generated from in-force insurance and asset management business growth objective

Our operating free surplus generated from in-force insurance and asset management business growth objective assumes average exchange rates of 2022 and is based on regulatory and solvency regimes applicable across the Group at the time the objectives was set. It has been updated from the previous free surplus methodology to the existing TEV and free surplus methodology applied to both 2024 and 2025 TEV results and assumes this will be applicable over the period, with no material changes to the economic assumptions.

Other definitions

A

Actual exchange rates (AER)

Actual historical exchange rates for the specific accounting period, being the average rates over the year for the income statement and the closing rates at the balance sheet date for the statement of financial position.

Alternative performance measures (APMs)

APMs are non-GAAP measures used by the Prudential Group within its annual reports to supplement disclosures prepared in accordance with widely accepted guideline and principles established by accounting standard setters, such as International Financial Reporting Standards. These measures provide useful information to enhance the understanding of the Group's financial performance.

A reconciliation of these APMs to IFRS metrics is provided in note II of the Additional unaudited financial information section of the annual report.

American Depositary Receipts (ADRs)

The stocks of most foreign companies that trade in the US markets are traded as American Depositary Receipts (ADRs). US depositary banks issue these stocks. Each ADR represents one or more shares of foreign stock or a fraction of a share. The price of an ADR corresponds to the price of the foreign stock in its home market, adjusted to the ratio of the ADRs to foreign company shares. Prudential's ADRs are backed by existing ordinary shares, which are held in custody, and therefore do not constitute additional share capital. Each Prudential's ADR represents two Prudential's ordinary shares.

Association of Southeast Asian Nations (ASEAN) markets

ASEAN markets include Prudential's businesses in Indonesia, Malaysia, Singapore, Thailand, Vietnam, the Philippines, Cambodia, Laos and Myanmar.

Asset share

The accumulated value of premiums paid by a policyholder, adjusted for investment returns, expenses, charges, and any bonuses or benefits allocated over time. Asset share represents the notional amount attributed to a policy within a participating or with-profits fund and is often used to determine payouts such as surrender values or maturity benefits.

Assets under management

Assets under management represent all assets managed or administered by or on behalf of the Group, including those assets managed by third parties. Assets under management include managed assets that are included within the Group's statement of financial position and those assets belonging to external clients outside the Prudential Group, which are therefore not included in the Group's statement of financial position.

These are also referred to as 'funds under management'.

B

Bancassurance

An agreement with a bank to offer insurance and investment products to the bank's customers.

Best estimate assumptions

Best estimate assumptions are assumptions that represent the expected mean outcome across a range of future possible outcomes. Such assumptions may be used for mortality, morbidity, persistency, expenses, and other relevant non-economic factors to project future cash flows.

Best estimate liabilities (BEL)

The expected present value of future cash flows for a company's current insurance obligations, calculated using best estimate assumptions, projected over the contract's run-off period, taking into account all up-to-date financial market and actuarial information.

Bonuses

Bonuses refer to the additional amounts added to participating life insurance policies, over and above guaranteed benefits, and are the way in which policyholders receive their share of the investment returns and profits associated with the policies. These include regular bonus and final bonus, and the rates may vary from period to period.

C

China Risk-Oriented Solvency System (C-ROSS)

A regulatory framework that governs the insurance industry in China effective from 1 March 2021. The second phase of the C-ROSS (or C-ROSS II) became effective in the first quarter of 2022.

Collective investment schemes (CIS)

A CIS is an investment fund where money from many investors is pooled together and managed by a professional fund manager. The fund invests in a range of assets, such as stocks, bonds, or property, and each investor owns a share of the overall fund. This allows individual investors to diversify their investments.

Constant exchange rates (CER)

Prudential plc reports its results at both AER to reflect actual results and also CER to eliminate the impact from exchange translation. CER results are calculated by translating prior year results using current year foreign currency exchange rates, ie current period average rates for the income statements and current period closing rate for the statement of financial position.

Contract boundary

The boundary of the fulfilment cash flows under IFRS 17 is considered to be the point at which the Group both no longer has substantive rights and obligations under the insurance contract to provide services or compel the policyholder to pay premiums.

Contractual service margin (CSM)

A liability for insurance contracts under IFRS 17 representing the deferral of any day-one gains arising on initial recognition. Over time, the CSM balance is released into profit in the income statement as services are delivered by the Group under the insurance contracts.

Core structural borrowings

Borrowings which Prudential considers forming part of its core capital structure and excludes operational borrowings.

Coverage unit

The proportion of CSM recognised in profit or loss under IFRS 17 at the end of each period for a group of contracts is determined as the ratio of the coverage units in the period divided by the sum of the coverage units in the period and the present value of expected coverage units in future periods. The total number of coverage units in a group is the quantity of service provided determined by considering the quantity of benefits for each contract and its expected coverage period.

Credit risk

The risk of loss if another party fails to meet its obligations or fails to do so in a timely fashion.

Currency risk

The risk that asset or liability values, cash flows, income or expenses will be affected by changes in exchange rates. Also referred to as foreign exchange risk.

D

Discretionary participation features (DPF)

These represent a contractual right to receive, as a supplement to guaranteed benefits, additional benefits that are likely to be a significant portion of the total contractual benefits. The amount or timing of the benefits is contractually at the discretion of the issuer and the benefits are contractually based on asset, fund, company or other entity performance.

E

Endowment product

A type of individual life insurance policy that combines protection and savings. It provides a lump-sum benefit payable either on the policyholder's death during the term or at the end of a specified period (maturity), whichever occurs first.

F

Fulfilment cash flows

Fulfilment cash flows under IFRS 17 comprise the best estimate of the present value of the expected future cash flows within the contract boundary that are expected to arise, together with an explicit risk adjustment for non-financial risk. These cash flows represent the amounts an entity expects to pay or receive to fulfil its obligations to policyholders under IFRS 17.

Funds under management

See 'assets under management' above.

G

Group-wide Supervision (GWS) Framework

Regulatory framework developed by the Hong Kong Insurance Authority (see below) for multinational insurance groups under its supervision. The GWS Framework is based on a principle-based and outcome-focused approach and allows the Hong Kong Insurance Authority to exercise direct regulatory powers over the designated holding companies of multinational insurance groups. The GWS framework sets out a measure of capital for the Group as a whole, by aggregating the capital measures of individual insurance businesses and other regulated businesses, as well as the capital resources held by Group holding companies.

Group Prescribed Capital Requirement (GPCR) / Group Minimum Capital Requirement (GMCR)

The minimum amounts of capital (money or assets) that Prudential must hold, as set by regulators, to ensure it can meet its obligations to policyholders and remain financially healthy. GPCR is the higher, more conservative requirement. GMCR is the absolute minimum.

H

Hong Kong Insurance Authority (IA)

The Hong Kong IA is an insurance regulatory body responsible for the regulation and supervision of the Hong Kong insurance industry and is the lead regulator of the Prudential plc Group.

I

Illiquidity premium

The illiquidity premium is the additional yield added to risk-free rates to reflect the fact that long-term insurance contract liabilities are relatively illiquid, and therefore insurers can invest in less liquid, higher-yielding assets (typically corporate bonds) to back them. This is calculated as the yield-to-maturity on a reference portfolio of assets less the risk-free curve and an allowance for credit risk.

In-force

An insurance policy or contract reflected on records that has not expired, matured or otherwise been surrendered or terminated.

International Association of Insurance Supervisors (IAIS)

The IAIS is a voluntary membership organisation of insurance supervisors and regulators. It is the international standard-setting body responsible for developing and assisting in the implementation of principles, standards and other supporting material for the supervision of the insurance sector.

International Financial Reporting Standards (IFRS Standards)

Accounting standards and practices that are developed and issued by the IFRS Foundation and the International Accounting Standards Board (IASB).

Investment grade

Investments rated BBB- or above for S&P and Baa3 or above for Moody's. Generally, they are bonds that are judged by the rating agency as having a strong capacity to meet financial commitments.

Investment-linked products or contracts

Insurance products where the surrender value of the policy is linked to the value of underlying investments (such as collective investment schemes, internal investment pools or other property) or fluctuations in the value of underlying investment or indices. Investment risk associated with the product is usually borne by the policyholder. Insurance coverage, investment and administration services are provided for which the charges are deducted from the investment fund assets. Benefits payable will depend on the price of the units prevailing at the time of surrender, death or the maturity of the product, subject to surrender charges. These are also referred to as unit-linked products or unit-linked contracts.

K

Key performance indicators (KPIs)

These are financial and non-financial metrics by which the development, performance or position of the business can be measured effectively. The Group regularly reviews its KPIs and updates them where appropriate.

L

Lapse rate

A lapse rate measures the percentage of policies that stop being active, usually due to the failure of the policyholder to pay the required premium after the grace period.

Liquidity coverage ratio (LCR)
Prudential calculates this as assets and resources available to us that are readily convertible to cash to cover corporate obligations in a prescribed stress scenario. We calculate this ratio over a range of time horizons extending to 12 months.

M

Million Dollar Round Table (MDRT)
MDRT is a global, independent association of life insurance and financial services professionals that recognises professional knowledge, strict ethical conduct and outstanding client service. MDRT membership is recognised internationally as the standard of excellence in the life insurance and financial services business.

Money Market Fund (MMF)
An MMF is a type of 'collective investment scheme' that has relatively low risks compared to other such funds and most other investments and historically has had lower returns. MMF invests in high-quality, short-term debt securities and pay dividends that generally reflect short-term interest rates. The purpose of an MMF is to provide investors with a safe place to store cash or as an alternative to investing in the stock market.

Morbidity rate
The proportion of individuals in a given population who experience sickness or disability during a specified period, often varying by such parameters as age, gender and health. It is used in pricing and computing liabilities for obligations to policyholders of health products, which contain morbidity risks.

Mortality rate
The proportion of individuals in a given population who die during a specified period, often varying by such parameters as age, gender and health. It is used in pricing and computing liabilities for obligations to policyholders of life and annuity products, which contain mortality risks.

N

Negative reserves
When the calculated value of future insurance obligations is less than zero (ie future premiums receipts are expected to exceed future claim payments). Regulators may not allow these to be counted as assets in full for local solvency reporting.

Net worth
Net assets for TEV reporting purposes that reflect the regulatory basis position, with adjustments where necessary to achieve consistency with the IFRS treatment of certain items or to better reflect the assets that are available to be transferred to the shareholder.

Non-participating business
A life insurance policy where the policyholder is not entitled to a share of the company's profits and surplus, but receives certain guaranteed benefits. Examples include pure risk policies (eg fixed annuities, term insurance, critical illness) and unit-linked insurance contracts.

O

Onerous contracts
Under IFRS 17, an insurance contract is onerous at the date of initial recognition if the fulfilment cash flows allocated to the contract, including any previously recognised acquisition or other day one cash flows, in total are a net outflow. Classification as onerous does not necessarily mean the contract is not profitable overall as it does not allow for all real-world investment returns that will be earned over time.

A contract can also become onerous later if, after initial recognition, its CSM is reduced to zero and updated assumptions or experience cause the future fulfilment cash flows to become a net outflow.

Operational borrowings
Borrowings that arise in the normal course of the business, including all lease liabilities under IFRS 16.

Own Risk and Solvency Assessment (ORSA)
A regular, company-wide self-assessment where Prudential reviews all its risks and checks if it has enough capital to stay solvent (able to pay its debts and policyholders), even in tough times. It is a regulatory requirement which assists insurers in evaluating all reasonably foreseeable risks that could affect their ability to meet obligations to policyholders.

P

Participating funds
Distinct portfolios where the policyholders have a contractual right to receive, at the discretion of the insurer, additional benefits based on factors such as the performance of a pool of assets held within the fund, as a supplement to any guaranteed benefits. The insurer may either have discretion as to the timing of the allocation of those benefits to participating policyholders or may have discretion as to the timing and the amount of the additional benefits.

Participating policies, contracts or business
Contracts of insurance where the policyholders have a contractual right to receive, at the discretion of the insurer, additional benefits based on factors such as investment performance, as a supplement to any guaranteed benefits.

Passive basis (or passive economic basis)
Passive economic assumptions are used for TEV. The underlying risk-free rates and fund earned rates are set with reference to a long-term view of the investment outlook.

Persistency
A measure of the policies remaining in force from period to period.

R

Regular premium product
A life insurance product with regular periodic premium payments.

Renewal or recurring premiums
Renewal or recurring premiums are the subsequent premiums that are paid on regular premium products.

Rider
A supplemental plan that can be attached to a basic insurance policy, typically with payment of additional premiums.

Risk adjustment
The risk adjustment for non-financial risk under IFRS 17 reflects the compensation the Group requires for bearing the uncertainty about the amount and timing of the cash flows from non-financial risk as the Group fulfils insurance contracts. The risk adjustment is a component of the insurance contract liability, and it is released as profit if experience plays out as expected.

Risk-based capital (RBC) framework

A capital adequacy approach used by insurers and regulators that determines the minimum amount of capital an insurer must hold based on the size and nature of its risks. The framework assesses exposure across key risk categories – such as underwriting, market, credit, and operational risk – and applies risk-sensitive factors to calculate required capital. Its purpose is to ensure that insurers maintain sufficient financial resources to absorb potential losses and protect policyholders, while promoting sound risk management and solvency oversight.

S

Scrip Dividend

A dividend paid to shareholders in the form of new shares, rather than cash. Shareholders can, if the option is available, choose to receive extra shares instead of a cash payout.

Single premiums

Single premium policies of insurance are those that require only a single lump sum payment from the policyholder.

Stochastic modelling techniques

Methods that use repeated simulations with random variations in key inputs to estimate a range of possible future outcomes. These techniques help assess uncertainty and risk by showing how financial results might change under different scenarios, rather than relying on a single forecast.

Subordinated debt

A fixed interest issue or debt that ranks below other debt in order of priority for repayment if the issuer is liquidated. Holders are compensated for the added risk through higher rates of interest.

Surrender

The termination of a life insurance policy or annuity contract at the request of the policyholder.

Surrender charge

The fee charged to a policyholder when a life insurance policy or annuity contract is surrendered for its surrender value prior to the end of the surrender charge period.

Surrender value

The cash received, if any, by the policyholder upon termination of a life insurance policy or annuity contract at the request of the policyholder.

T

Total shareholder return (TSR)

TSR is the total return to shareholders over a period, expressed as a percentage and provides a measure of overall value creation.

It comprises the growth in the value of a share plus the value of dividends paid, assuming that the dividends are reinvested in the Company’s shares on the ex-dividend date.

U

Unit-linked products or unit-linked contracts

See ‘investment-linked products or contracts’ above.

Universal life

An insurance product where the customer pays flexible premiums, subject to specified limits, which are accumulated in an account and are credited with interest (at a rate either set by the insurer or reflecting returns on a pool of matching assets). The customer may vary the death benefit and the contract may permit the customer to withdraw the account balance, typically subject to a surrender charge.

V

Value of in-force business (VIF)

The present value of future net shareholder cash flows projected to arise from the assets and liabilities of in-force life insurance contracts.

W

Whole life contracts

A type of life insurance policy 'that provides lifetime protection' commonly used for estate planning purposes. Premiums must usually be paid for life and the sum assured is paid out whenever death occurs.

With-profits contracts or with-profits funds

For Prudential, the most significant with-profits contracts are written in separate funds within Hong Kong, Malaysia and Singapore.

See also ‘participating policies, contracts or business’ and ‘participating funds’ above.

Y

Yield curve

A line graph that shows the relative yields on debt over a range of maturities typically from three months to 30 years. Investors, analysts and economists use yield curves to evaluate bond markets and interest rate expectations.

Shareholder information

Communication with shareholders

The Group maintains a corporate website containing a wide range of information relevant for private and institutional investors, including the Group's financial calendar: www.prudentialplc.com

Shareholder meetings

The 2026 Annual General Meeting (AGM) will be held as a hybrid meeting in Hong Kong on Thursday 28 May 2026 at 16:00 Hong Kong/Singapore time (09:00 BST). We would encourage all shareholders to participate in the AGM (an option to link digitally to the meeting will be provided, which will enable full participation by all shareholders). The 2026 AGM notice will provide more details on meeting arrangements and how to participate.

Prudential will continue its practice of calling a poll on all resolutions and the voting results, including all proxies lodged prior to the meeting, are published on the Company's website after the meeting.

Shareholders were able to attend the 2025 AGM in person or digitally, where they were able to view a live video feed, submit voting instructions and ask direct questions of the Board. Details of the 2025 AGM, including the voting results, can be found on the Company's website at www.prudentialplc.com/en/investors/shareholder-centre/annual-general-meetings/#2026-tab. In accordance with relevant legislation, shareholders holding 5 per cent or more of the fully paid up issued share capital are able to require the Directors to hold a general meeting. Written shareholder requests should be addressed to the Company Secretary at the registered office.

Company constitution

Prudential is governed by the Companies Act 2006, other applicable legislation and regulations, and provisions in its Articles of Association (Articles). Any change to the Articles must be approved by special resolution of the shareholders. There were no changes to the constitutional documents in 2025. The current Memorandum and Articles are available on the Company's website.

Issued share capital

The issued share capital as at 31 December 2025 consisted of 2,548,213,779 (2024: 2,657,521,888) ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Hong Kong Stock Exchange. As at 31 December 2025, there were 32,368 (2024: 33,570) accounts on the register. Further information can be found in note C8 on page 316.

Prudential also maintains secondary listings on the New York Stock Exchange (in the form of American Depositary Receipts, which evidence ordinary shares) and the Singapore Stock Exchange. Prudential has maintained a sufficiency of public float throughout the reporting period as required by the Hong Kong Listing Rules.

Major shareholders

The table below shows the voting rights held by major shareholders in the Company's issued ordinary share capital, as at 31 December 2025, as notified and disclosed to the Company in accordance with the Disclosure Guidance and Transparency Rules.

As at 31 December 2025	% of total voting rights
BlackRock, Inc	6.86 %
Norges Bank	3.97 %

In March 2026, Norges Bank notified Prudential that its voting rights had increased to 4.02% of the Company's issued share capital.

Rights and obligations

The rights and obligations attaching to the Company's shares are set out in full in the Articles. There are currently no voting restrictions on the ordinary shares, all of which are fully paid, and each share carries one vote on a poll. If votes are cast on a show of hands, each shareholder present in person or by proxy, or in the case of a corporation, each of its duly authorised corporate representatives, has one vote except that if a proxy is appointed by more than one member, the proxy has one vote for and one vote against if instructed by one or more members to vote for the resolution and by one or more members to vote against the resolution. Where, under an employee share plan, participants are the beneficial owners of the shares but not the registered owners, the voting rights are normally exercisable by the trustee on behalf of the beneficial owners in accordance with the relevant plan rules. The trustees would not usually vote on any unallocated shares held in trust but they may do so at their discretion provided it would be in the best interests of the beneficiaries of the trust and permitted under the relevant trust deed.

As at 17 March 2026, the trustees held 0.62 per cent of the issued share capital under various share plans in operation. Rights to dividends under Prudential's share plans are set out on pages 204 to 243.

Analysis of shareholder accounts as at 31 December 2025

Balance ranges	Total number of holdings	Percentage of holders	Total number of shares	Percentage of issued capital
1–1,000	22,964	70.94	5,361,888	0.21
1,001–5,000	6,524	20.16	14,401,250	0.57
5,001–10,000	1,063	3.28	7,359,247	0.29
10,001–100,000	1,041	3.22	32,393,104	1.27
100,001–500,000	402	1.24	95,165,945	3.73
500,001–1,000,000	114	0.35	78,947,845	3.1
1,000,001 upwards	261	0.81	2,314,584,500	90.83
Totals	**32,369**		**2,548,213,779**	

The analysis includes the shares held on the HK branch register and the shares representing American Depositary Receipts (ADRs).

Restrictions on transfer

In accordance with English company law, shares may be transferred by an instrument of transfer or through an electronic system (currently CREST) and any transfer is not restricted except that the Directors may, in certain circumstances, refuse to register transfers of shares but only if such refusal does not prevent dealings in the shares from taking place on an open and proper basis. If the Directors make use of that power, they must send the transferee notice of the refusal within two months. Certain restrictions may be imposed from time to time by applicable laws and regulations (for example, insider trading laws) and pursuant to the UK Listing Rules and the Hong Kong Listing Rules, as well as under the rules of some of the Group's employee share plans.

All Directors are required to hold a minimum number of shares under guidelines approved by the Board, which they are expected to retain as described on page 225 of the Directors' remuneration report.

Authority to issue shares

The Directors require authority from shareholders in relation to the issue of shares. Whenever shares are issued, these must be offered to existing shareholders pro rata to their holdings unless the Directors have been given authority by shareholders to issue shares without offering them first to existing shareholders. Prudential seeks authority from its shareholders on an annual basis to issue shares up to a maximum amount, of which a defined number may be issued without pre-emption.

Disapplication of statutory pre-emption procedures is also sought for rights issues. The existing authorities to issue shares, and to do so without observing pre-emption rights, are due to expire at the end of this year's AGM. Relevant resolutions to authorise share capital issuances will be put to shareholders at the AGM on 28 May 2025.

Details of shares issued during 2025 and 2024 are given in note C8 on page 316.

Authority to purchase own shares

The Directors also require authority from shareholders in relation to the purchase of the Company's own shares. Prudential seeks authority by special resolution on an annual basis for the buyback of its own shares in accordance with the relevant provisions of the Companies Act 2006 and related guidance.

The authority is due to expire at the end of this year's AGM and a special resolution to renew the authority will be put to shareholders at the AGM on 28 May 2026.

Share buyback programme

On 23 June 2024, Prudential announced a US$2 billion share buyback programme to return capital to shareholders, to be completed by no later than mid-2026. The first tranche completed in 2024.

On 5 December 2024, Prudential announced the second tranche of its US$2 billion share buyback programme for US$800 million. This programme commenced on 5 December 2024 and completed on 26 June 2025. A total of 83,175,466 ordinary shares were repurchased on London trading venues. All shares were cancelled.

On 1 July 2025, Prudential announced the third tranche of its US$2 billion share buyback programme for US$500 million. This programme commenced on 1 July 2025 and completed on 23 December 2025. A total of 36,881,649 ordinary shares were repurchased on London trading venues. All shares were cancelled.

On 15 December 2025, Prudential announced a share purchase programme to reduce the issued share capital of the Company to offset dilution from shares issued under the scrip dividend alternative in respect of the 2024 second interim dividend and the 2025 first interim dividend. This programme commenced on 15 December and completed on 22 December 2025. A total of 2,197,669 ordinary shares were repurchased on London trading venues. All shares were cancelled.

As at 31 December 2025, the total number of ordinary shares repurchased during the year was 111,510,940, representing a nominal value of £557,555. The shares repurchased represent approximately 4% of the shares in issue.

A more detailed summary of these share purchase programmes is set out in note C8 to the Group IFRS consolidated financial statements.

Dividend information

2025 second interim dividend	Shareholders registered on the UK register and Hong Kong branch register	Holders of American Depositary Receipts	Shareholders with ordinary shares standing to the credit of their CDP securities accounts
Ex-dividend date	26 March 2026	—	26 March 2026
Record date	27 March 2026	27 March 2026	27 March 2026
Payment date	13 May 2026	13 May 2026	On or around 20 May 2026

A number of dividend waivers are in place in respect of shares issued but not allocated under the Group's employee share plans. These shares are held by the trustees and will, in due course, be used to satisfy requirements under the Group's employee share plans. The dividends waived represent less than 1 per cent of the value of dividends paid during the year.

Dividend mandates

UK Register

Shareholders holding shares on the main UK register should provide their bank or building society details via www.investorcentre.co.uk (by registering or logging into their Computershare account) in order to receive cash dividends. The cash dividend will be paid directly into shareholders' bank or building society accounts.

Hong Kong Register

Shareholders holding shares on the Hong Kong branch register may provide their bank account details for receiving dividend payments. Any shareholders who have not provided valid bank details will be issued with a cheque payment posted to the shareholder's registered address.

Shareholders on the UK and Hong Kong registers have the option to elect to receive their dividend in US dollars instead of pounds sterling or Hong Kong dollars, respectively.

More information may be found at www.prudentialplc.com/en/investors/shareholder-centre/cash-dividend-and-currency-election/

Cash dividend alternative

Dividend Re-Investment Plan

Prudential offers a Dividend Reinvestment Plan (DRIP) to shareholders on the UK register. Under the DRIP, shares are purchased in the market using the cash dividends that would otherwise have been paid to shareholders. The purchased shares are then distributed to each electing shareholder in proportion to the amount of their cash dividend receivable. The price paid for the shares will only be known after all the shares have been purchased. Further details of the DRIP and the terms and conditions of the service are available at www.computershare.com/uk/individuals/im-a-shareholder/dividend-reinvestment-plan

Scrip dividend

Prudential offers a scrip dividend alternative, which involves the issuance of new ordinary shares on the Hong Kong line only. Prudential will make available a share dealing facility to enable shareholders who are not able to hold their shares on the Hong Kong line to participate in the scrip dividend alternative. Further information, including mandate forms, is available at www.prudentialplc.com/en/investors/shareholder-centre/scrip-dividend

Electronic communications

Shareholders are encouraged to elect to receive corporate communications electronically. Using electronic communication will save on printing and distribution costs and create environmental benefits.

Shareholders on the UK register can elect to receive corporate communications electronically by registering with Computershare UK at www-uk.computershare.com/Investor. Shareholders who have registered will be sent an email notification when corporate communications are available on the Company's website, and a link will be provided to access that information. When registering, shareholders will need their shareholder reference number, which can be found on their share certificate. Please contact Computershare UK if you require any assistance or further information.

Shareholders on the Hong Kong register can elect to receive corporate communications electronically by registering with Computershare Hong Kong. Shareholders who have registered will receive an email notification when corporate communications are available on the Company's website. Please contact Computershare Hong Kong if you require any assistance or further information.

The option to receive shareholder documents electronically is not available to shareholders holding shares through The Central Depository (Pte) Limited (CDP) in Singapore.

Managing your shareholding

Information on how to manage shareholdings on the UK register can be found at www-uk.computershare.com/Investor

The pages at this web address provide the following:

- Answers to commonly asked questions regarding shareholder registration;
- Links to downloadable forms and guidance notes; and
- A choice of contact methods – via email, telephone or post.

Share dealing services

Prudential's UK registrar, Computershare, offers a dealing facility for buying and selling Prudential plc ordinary shares. Details can be found at www.computershare.com/dealing/uk

Should you have any questions regarding Computershare's UK dealing facility, please contact them on +44 (0)370 707 1507 between 8:30am and 5:30pm, Monday to Friday (excluding UK bank holidays). You can also register or log into your Investor Centre account at www-uk.computershare.com/Investor

ShareGift

Shareholders who have only a small number of shares, the value of which makes them uneconomic to sell, may wish to consider donating them to ShareGift (Registered Charity 1052686).

The relevant share transfer form may be downloaded from our website at www.prudentialplc.com/en/investors/shareholder-information/forms

Further information about ShareGift may be obtained on +44 (0)20 7930 3737 or from www.ShareGift.org

Shareholder enquiries

For enquiries about shareholdings, including dividends and lost share certificates, please contact the Company's registrars:

Register	By post	By telephone
UK register	Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8AE To access and manage your account online, please visit www-uk.computershare.com/Investor	Tel +44 (0)370 707 1507 Lines are open from 8.30am to 5.30pm (local time), Monday to Friday excluding bank holidays.
Hong Kong register	Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong	Tel +852 2862 8555 Lines are open from 9.00am to 6.00pm (local time), Monday to Friday.
Singapore register	Shareholders who have shares standing to the credit of their securities accounts with the Central Depository (Pte) Limited (CDP) in Singapore may refer queries to the CDP. Enquiries regarding shares held in depository agent sub-accounts should be directed to your depository agent or broker.	Operating hours Monday to Friday: 8.30am to 5.00pm (local time) Email: asksgx@sgx.com Contact centre: +65 6535 7511
US American Depositary Receipts (ADRs)	Citibank Shareholder Services P.O. Box 43077, Providence RI 02940-3077, USA	Tel +1-877-248-4237 (toll free within the United States) or +1-781-575-4555 (for international callers) Email: citibank@shareholders-online.com

How to contact us continued continued

Prudential plc
Registered office

5th Floor
10 Old Bailey
London
EC4M 7NG
UK

Tel +44 (0)20 7220 7588
www.prudentialplc.com

Principal place of business

13th Floor
One International Finance Centre
1 Harbour View Street
Central
Hong Kong

Tel +852 2918 6300

Media enquiries

Simon Kutner
Tel +44 (0)7581 023260
Email: Simon.Kutner@prudentialplc.com

Sonia Tsang
Tel +852 5580 7525
Email: Sonia.ok.tsang@prudential.com.hk

Board

Shriti Vadera
Chair

Sir Douglas Flint
Chair Designate

Executive Director

Anil Wadhwani
Chief Executive Officer

Independent Non-executive Directors

Jeremy Anderson
Senior Independent Director

Arijit Basu
Chua Sock Koong
Guido Fürer
Ming Lu
George Sartorel
Mark Saunders
Claudia Suessmuth Dyckerhoff
Jeanette Wong

Group Executive Committee

Anil Wadhwani
Chief Executive Officer

Anette Bronder
Chief Technology and Operations Officer

Ben Bulmer
Chief Financial Officer

Catherine Chia
Chief Human Resources Officer

Avnish Kalra
Chief Risk and Compliance Officer

Rajeev Mittal
Chief Executive Officer, Eastspring Investments

Angel Ng
Regional CEO, Great China, Group Customer, Wealth and Product

Kenneth Rappold
Chief Strategy and Transformation Officer

Naveen Tahilyani
Regional CEO, Indonesia, Malaysia, the Philippines, India, Africa; Group Agency and Health

Dennis Tan
Regional CEO, Singapore, Thailand, Vietnam, Cambodia, Laos, Myanmar; Group Partnership Distribution

Shareholder contacts

Institutional analyst and investor enquiries
Tel +44 (0)20 3977 9720 (UK)
Tel +852 2918 6348 (HK)
Email: investor.relations@prudentialplc.com

UK Register private shareholder enquiries
Tel +44 (0)370 707 1507

Hong Kong Branch Register private shareholder enquiries
Tel +852 2862 8555

US American Depositary Receipts holder enquiries
Tel +1 877 248 4237
From outside the US:
Tel +1 781 575 4555

Singapore: The Central Depository (Pte) Limited shareholder enquiries
Tel +65 6535 7511

Forward-looking statements

This document contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses') current plans, goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses') beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to sustainability (including ESG and climate-related) matters, and statements containing words such as 'may', 'will', 'prospects', 'goal', 'should', 'could', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'targets', 'commits', 'seeks' and 'anticipates', and words of similar meaning and the negatives of such words, are forward-looking statements. These statements are based on plans, assumptions, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause actual future financial conditions or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:

- current and future market conditions, including fluctuations in interest rates and exchange rates, sustained inflationary pressure (including resulting interest rate increases), volatile or sustained high or low interest rate environments, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction;
- the impact of global political uncertainties, geopolitical instability, armed conflicts and heightened geopolitical tension among major global powers, including increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict or control trade, financial transactions, capital movements and/or investment, as well as related sanctions, trade restrictions, and other governmental or regulatory measures, which may also impact policyholder behaviour and reduce product affordability;
- asset valuation impacts arising from the transition to a lower carbon economy;
- derivative instruments not effectively mitigating any exposures;
- the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;
- the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors, given Prudential's designation as an Internationally Active Insurance Group;
- the physical, social, morbidity/health and financial impacts of climate change and global health crises (including pandemics), as well as other catastrophic events, both natural and human-made, which may impact Prudential's business, investments, operations and its duties owed to customers;
- legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development and interpretation of regulations, laws and standards relating to sustainability reporting, disclosures and product labelling (which may be inconsistent across jurisdictions and give rise to conflicts of interpretation between national approaches, misrepresentation or compliance risks) on the one hand, and those which may seek to limit the influence of sustainability considerations on the other;
- the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential's stakeholders or failing to maintain high standards of corporate governance and responsible business practices);
- the impact of competition and rapid technological change, including the pace of innovation, adoption, and changing customer demands;
- the effect on Prudential's business and results from mortality and morbidity trends, lapse rates and policy renewal rates;
- the timing, impact and realisation of intended benefits, if any, and other uncertainties of future acquisitions or combinations within relevant industries;
- the impact of internal transformation projects and other strategic actions failing to meet their objectives in a timely manner, or at all, or adversely impacting the Group's operations or employees;
- the availability and effectiveness of reinsurance for Prudential's businesses;
- the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including to prevent, respond or recover from operational disruption arising from external events;
- disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data, including hardware and software (or those of its affiliates, suppliers and service providers, and partners) including the risk of cyberattacks, other data, information or security breaches and challenges in integrating AI tools and their related security and privacy considerations, which may result in financial loss, business disruption and/or loss of customer services and data and harm to Prudential's reputation;
- the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners;
- the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and
- the impact of legal and regulatory actions, investigations and disputes.

These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial conditions or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document.

Any forward-looking statements contained in this document speak only as of the date on which they are made or in the case of any document incorporated by reference, the date of that document. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise, except as required pursuant to the UK's Public Offer and Admissions to Trading Regulations (2024), the UK Prospectus Regulation Rules: Admission to Trading on a Regulated Market, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations. Unless expressly stated otherwise, no statement contained or referred to in this document is intended to be a profit forecast or profit estimate.

Forward-looking statements

Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange, the Securities and Futures Commission of Hong Kong and other regulatory authorities, as well as in its annual report and accounts, other periodic financial reports, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of this document.

Cautionary statements

This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

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PRUDENTIAL

Prudential public limited company

Incorporated and registered in England and Wales with limited liability.

Registered office

5th Floor,
10 Old Bailey,
London,
EC4M 7NG

Registered number 1397169

www.prudentialplc.com

Principal place of business

13th Floor
One International Finance Centre
1 Harbour View Street
Central
Hong Kong

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated, as applicable, by the Hong Kong Insurance Authority and other regulatory authorities. The Group is subject to a group-wide supervisory framework which is regulated by the Hong Kong Insurance Authority.

Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America or with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Designed and produced by Black Sun Global. A Positive Change Group company.